Form 20-F
period 2020-12-31
PureTech Health plc
filed 2021-04-15
CIK 1782999

As filed with the Securities and Exchange Commission on April 15, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 001-39670

PURETECH HEALTH PLC
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)
6 Tide Street, Suite 400
Boston, Massachusetts 02210
United States
(Address of principal executive offices)
Daphne Zohar
Chief Executive Officer

Tel: (617) 482-2333
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share	PRTC	The Nasdaq Global Market
Ordinary shares, par value £0.01 per share*	*	The Nasdaq Global Market*

*	Listed not for trading, but only in connection with the registration of the American Depositary Shares on The Nasdaq Global Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 285,885,025 outstanding as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files): Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Special Note Regarding Forward-Looking Statements
This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this annual report on Form 20-F include, among other things, statements about:
•our ability to realize value from our Founded Entities, which may be impacted if we reduce our ownership to a minority interest or otherwise cede control to other investors through contractual agreements or otherwise;
•the success, cost and timing of our clinical development of our Wholly Owned Programs, including the progress of, and results from, our preclinical and clinical trials of LYT-100, LYT-200, LYT-210, LYT-300, our discovery programs (Glyph, Orasome and our meningeal lymphatics discovery research program) and other potential product candidates within our Wholly Owned Programs;
•our ability to obtain and maintain regulatory approval of the therapeutic candidates in our Wholly Owned Pipeline, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates in our Wholly Owned Pipeline, if approved;
•our ability to compete with companies currently marketing or engaged in the development of treatments for indications that the therapeutic candidates in our Wholly Owned Pipeline or those of our Founded Entities are designed to target;
•our plans to pursue research and development of other future product candidates;
•the potential advantages of our Wholly Owned Programs and the therapeutic candidates being developed by our Founded Entities;
•the rate and degree of market acceptance and clinical utility of our therapeutic candidates;
•the success of our collaborations and partnerships with third parties;
•our estimates regarding the potential market opportunity for our Wholly Owned Programs and the therapeutic candidates being developed by our Founded Entities;
•our sales, marketing and distribution capabilities and strategy;
•our ability to establish and maintain arrangements for manufacture of the therapeutic candidates in our Wholly Owned Pipeline and those being developed by our Founded Entities;
•our intellectual property position;
•our expectations related to the use of capital;
•the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•the impact of government laws and regulations; and
•our competitive position.

SUMMARY OF RISK FACTORS
The risk factors described below are a summary of the principal risk factors associated with our business. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors incorporated by reference into Item 3D. of this Annual Report on Form 20-F and the other reports and documents filed by us with the SEC.
•As of December 31, 2020, we had never generated revenue from the therapeutic candidates within our Wholly Owned Pipeline, and we may never be operationally profitable.
•We may require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate certain of our therapeutic development efforts. Certain of our Founded Entities will similarly require substantial additional funding to achieve their business goals.
•Our ability to realize value from our Founded Entities may be impacted if we reduce our ownership or otherwise cede control to other investors through contractual agreements or otherwise.
•We have limited information about and limited control or influence over our Non-Controlled Founded Entities.
•The therapeutic candidates within our Wholly Owned Pipeline and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory approval, which is necessary before they can be commercialized.
•Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.
•Clinical trials of our or our Founded Entities’ therapeutic candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our platform or our business.
•If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
•Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of therapeutic candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory approval and potential commercialization.
•Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the potential commercialization of therapeutic candidates.
•If we are unable to obtain regulatory clearance or approval in one or more jurisdictions for any therapeutic candidates that we may identify and develop, our business could be substantially harmed.
•Certain of the therapeutic candidates being developed by us or our Founded Entities are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.
•If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.
•We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any therapeutic candidates we may develop and ultimately harm our financial condition.
•We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships.
•If we or our Founded Entities are unable to obtain and maintain sufficient intellectual property protection for our or our Founded Entities’ existing therapeutic candidates or any other therapeutic candidates that we or they may identify, or if the scope of the intellectual property protection we or they currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize therapeutic candidates similar or identical to ours, and our ability to successfully commercialize our existing therapeutic candidates and any other therapeutic candidates that we or they may pursue may be impaired.
•We may not be able to protect our intellectual property rights throughout the world.
•Our or our Founded Entities’ proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage.
•The failure to maintain our licenses and realize their benefits may harm our business.
•If we or our Founded Entities fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we or our Founded Entities otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.
•Patent terms may be inadequate to protect our competitive position on therapeutic candidates for an adequate amount of time.
•Issued patents covering our Wholly Owned Programs or our Founded Entities’ therapeutic candidates could be found invalid or unenforceable if challenged in courts or patent offices.
•We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property.
•The outbreak of, and the long term effects of the outbreak of, the novel strain of coronavirus, SARS-CoV-2, which causes COVID- 19, could adversely impact our business, including our clinical trials and preclinical studies.
•We may not be successful in our efforts to develop LYT-100 for the treatment of Long COVID respiratory complications and related sequelae.
•Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business.
•Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates across the BIG Axis. Delay or failure to advance our programs could adversely impact our business.
•The market price of our ADSs has been and will likely continue to be highly volatile, and you could lose all or part of your investment.
•Holders of ADSs are not treated as holders of our ordinary shares.
•As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
•If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
•In connection with the audit of our consolidated financial statements in accordance with the standards of the PCAOB and U.S. securities laws, a material weakness in our internal control over financial reporting was found to exist. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2020 Form 20-F of PureTech Health plc (the “Company”) set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated and submitted on April 15, 2021.
References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “PureTech” and “PureTech Health” refer to the Company, which is comprised of PureTech and its Founded Entities (together, the “Group”). “Founded Entities” are comprised of “Controlled Founded Entities” and “Non-Controlled Founded Entities.” References in this Form 20 to “Controlled Founded Entities” refer to Follica, Incorporated, Vedanta Biosciences, Inc., Sonde Health, Inc. Alivio Therapeutics, Inc. and Entrega, Inc. References to “Non-Controlled Founded Entities” refer to Gelesis, Inc., Akili Interactive Labs, Inc., Karuna Therapeutics, Inc. and Vor Biopharma Inc., and, for all periods prior to December 18, 2019, resTORbio, Inc. PureTech formed each of its Founded Entities and has been involved in development efforts in varying degrees. In the case of each of the Company’s Controlled Founded Entities, the Company continues to maintain majority voting control. With respect to Non-Controlled Founded Entities, the Company may benefit from appreciation in its investment as a shareholder of such companies.
Other information contained within PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included. References herein to PureTech websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated April 15, 2021.
v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. SELECTED FINANCIAL DATA
[Reserved]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 191 to 227 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings "History and Development of the Company" on page 190 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Highlights of the Year—2020” (for the years of 2018, 2019 and 2020) on pages 1 to 5, “Components of Value” on pages 6 to 7, “How PureTech is building value for investors” on pages 17 to 26, "PureTech’s Wholly Owned Programs" on pages 27 to 42, “PureTech’s Founded Entities" on page 43 to 59, “ESG Report—Patients” on page 61, “Risk Management—Risks related to regulatory approval" and "Risk Management—Risks related to intellectual property protection" on pages 69 to 70, “Financial Review—Revenue” on page 77, in each case of PureTech's "Annual Report and Accounts 2020" included as exhibit 15.1 to this Form 20-F dated April 15, 2021, “Consolidated Statements of Comprehensive Income/(Loss)” , “Notes to the Consolidated Financial Statements—Note 3.—Revenue”, and “Notes to the Consolidated Financial Statements—Note 4.—Segment information”, in each case of our audited consolidated financial statements included elsewhere in this annual report. Seasonality does not materially impact the Company's main business.
Competition
The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. There is also a strong emphasis on intellectual property and proprietary products. We believe that expertise and capabilities across the BIG therapeutic areas, technology, drug discovery and development provide us with a competitive advantage. However, we will continue to face competition from different sources including major pharmaceutical companies, biotechnology companies, academic institutions, government agencies, and public and private research institutions. In addition, there are companies that are working on potential medicines targeting the Brain-Immune-Gut and many companies that have approved therapeutics for some of our target indications. For any products that we eventually commercialize, we will not only compete with existing therapies but also compete with new therapies that may become available in the future.
In addition to the competition we will face from the parties described above, we face competition for certain of the product candidates we are developing internally.
LYT-100
We are aware of one current drug product candidate in development for secondary lymphedema. Herantis Pharma is developing Lymfactin, an adenoviral VEGF-C gene therapy used alongside lymph node transfer surgery to treat lymphedema.
The other current treatments for lymphedema include durable medical goods, such as compression sleeves and garments, and surgical options, including liposuction and debulking. A novel investigational surgery, lymph node transfer, is also being tested.
In the field of IPF, there are two approved drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs have unfavorable tolerability profiles, leading to sustained unmet need for novel therapies. Other potential competitive product candidates in various stages of development include, but are not limited to: Fibrogen’s pamrevlumab in Phase 3 clinical trials, Roche/Promedior, Inc.’s PRM-151 in Phase 3 clinical trials, United Therapeutics’ treprostinil which is expected to enter a Phase 3 trial in 2021, Liminal BioSciences’ PBI-4050 is in Phase 2 clinical development, Pliant Therapeutics’ PLN-74809 in Phase 2 clinical development, Boehringer Ingelheim’s BI1015550 in Phase 2 development, Kadmon Holding, Inc.’s KD025 in Phase 2 clinical development, BMS’ BMS-986278 in Phase 2 clinical development, BMS/Celgene’s CC-90001 in Phase 2 clinical development, Galecto’s GB0139 in Phase 2 clinical development, Galapagos’ GLPG-1205 in Phase 2 clinical development, Blade Therapeutics’s BLD-2660 in Phase 1 clinical development and Avalyn’s AP01 in Phase 1 clinical development.
In the field of COVID-19, there are numerous clinical trials for prevention of COVID-19 using vaccines, or for acute treatment of COVID-19 using anti-viral and anti-inflammatory agents. Few trials are underway targeting respiratory complications of post-acute COVID-19 syndrome. The other potential competitive product candidates in development include: an investigator-sponsored study of pirfenidone in post-acute COVID-19 syndrome, an investigator-sponsored study of nintedanib collaborating with Boehringer Ingelheim, and a pilot study of Treamid sponsored by PHARMENTERPRISES. Several pulmonary rehabilitation studies are also underway.
LYT-200
Although we are not aware of any direct competitors targeting galectin-9, if we are successful in developing LYT-200 as an immuno-oncology treatment we would expect to compete with currently approved IO therapies and those that may be developed in the future. Current marketed IO products include CTLA-4, such as BMS’ Yervoy, and PD-1/PD-L1, such as BMS’ Opdivo, Merck’s Keytruda and Genentech’s Tecentriq, and T cell engager immunotherapies, such as Amgen’s Blincyto. In addition, there are other academic groups and/or companies that may be involved in pre-clinical research centered around galectin-9 as a therapeutic target.
LYT-210

To the best of our knowledge, there are no competitors in the space of immunosuppressive γδ T cells. However, there are other academic groups and/or companies that are involved in pre-clinical and clinical research and development centered around cytotoxic gamma delta T cells.
LYT-300
In the field of GABAA positive allosteric modulators, there is one approved drug, allopregnanolone (Zulresso), marketed by Sage Therapeutics. This drug is administered via a 60 hour IV infusion, leading to sustained unmet need for novel therapies. Other potential competitive product candidates in various stages of development include, but are not limited to, Sage Therapeutics’s SAGE-217 (Zuranolone) in Phase 3 clinical development, Marinus Pharmaceuticals’s Ganaxolone in Phase 3 clinical development, Praxis’s PRAX-114 in Phase 2 clinical development and Eliem Therapeutics’ ETX-155 in Phase 1 clinical development.
Other Programs
We are not aware of any direct competitors to our Glyph, Orasome and meningeal lymphatics platforms, but they may compete with new therapies that become available in the future to target the indications we are focused on. There are several exosome programs being developed but to the best of our knowledge none of them are targeting oral delivery or using milk, thus differentiating our approach. Competitors developing exosomes or engineered exosomes to deliver payloads include Inc AstraZeneca plc, Capricor Therapeutics, Evox Therapeutics Ltd, ArunA Biomedical Inc, ExoCoBio Inc, Codiak Biosciences, Inc. and Exopharm Ltd.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drugs, biological products and medical devices. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.
U.S. Government Regulation of Drug and Biological Products
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA and the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations, such as those related to competition. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative actions or judicial sanctions. These actions and sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, a clinical hold, untitled or warning letters, voluntary or mandatory product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal fines or penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, the market acceptance of our products and our reputation.
Product candidates must be approved by the FDA through either a new drug application, or NDA, or a biologics license application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:
•completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;
•submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;
•approval by an independent IRB representing each clinical site before each clinical trial may be initiated at that site;
•performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug product for each indication;
•preparation and submission to the FDA of an NDA or BLA, and payment of user fees;
•a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the application for substantive review;
•review of the product by an FDA advisory committee, where appropriate or if applicable;
•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with Current Good Manufacturing Practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;
•satisfactory completion of potential FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and
•FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States.
Preclinical Studies
Before testing any drug or biological product candidate in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess safety and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP regulations.
The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug or biological product to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational drug or biological product to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug or biological product. In an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive AEs and carcinogenicity, may continue after the IND is submitted.
The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.
Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial due to safety concerns or non-compliance with specific FDA requirements. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.
A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the FDA may accept data from such study if the sponsor ensures that the study is conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The FDA must also be able to validate the data from the study through an on-site inspection if necessary.
In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, often known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the subjects or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.
Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future frant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA recently signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.
Clinical Trials
The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used to monitor subject safety and the effectiveness criteria to be evaluated.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
•Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
•Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which provides information for drug developers regarding the design and conduct of first-in-human clinical trials designed to expedite the clinical development of cancer drugs, including biological products, through multiple expansion cohort trials. Expansion cohort trials are designed to expedite development by seamlessly proceeding from the initial determination of a potentially effective dose to individual cohorts that have trial objectives typical of Phase 2 trials, such as evaluation of anti-tumor activity, or confirming the safety of a RP2D. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA.
Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators 15 days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected AEs, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.
FDA Review Process
Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.
Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.
Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, including in connection with an advisory committee meeting, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require the applicant to obtain additional clinical data, including the potential requirement to conduct additional pivotal clinical trial(s) and/or to complete other significant and time-consuming requirements related to clinical trials, or to conduct additional preclinical studies or manufacturing activities. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval.
Expedited Development and Review Programs
A sponsor may seek to develop and obtain approval of its product candidates under programs designed to accelerate the development, FDA review and approval of new drugs and biologics that meet certain criteria. For example, the FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that are intended to treat a serious or life threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. For a fast track-designated product, the FDA may consider sections of the NDA or BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the application. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.
A product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development or review, such as priority review and accelerated approval. Priority review means that, for a new molecular entity or original BLA, the FDA sets a target date for FDA action on the marketing application at six months after accepting the application for filing as opposed to ten months. A product is eligible for priority review if it is designed to treat a serious or life-threatening disease condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review. If criteria are not met for priority review, the application for a new molecular entity or original BLA is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
A product may also be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and demonstrates an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval.
Post-Marketing Requirements
Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The

FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.
The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.
FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. Manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall.
Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval of the product if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug or biologic reaches the market. Corrective action could delay drug or biologic distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug or biologic, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or voluntary product recalls;
•fines, warning or untitled letters or holds on post-approval clinical trials;
•refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Hatch-Waxman Amendments
Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug, or RLD. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

Non-Patent Exclusivity
Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, non 505(b)(2) NDA referencing the approved product or ANDA may be filed for substantive review by the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed 505(b)(2) or generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting 505(b)(2) NDAs referencing the approved drug product or ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such 505(b)(2) NDAs or ANDAs.
Hatch-Waxman Patent Certification and the 30-Month Stay
In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval, each of the patents listed by the NDA sponsor is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:
•no patent information on the drug product that is the subject of the application has been submitted to the FDA;
•such patent has expired;
•the date on which such patent expires; or
•such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.
Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA or 505(b)(2) NDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA or 505(b)(2) NDA applicant before then.
Patent Term Restoration and Extension
Depending upon the timing, duration and specifics of FDA approval of our future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.
Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.
Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.
Pediatric Information and Pediatric Exclusivity
Under the Pediatric Research Equity Act, or PREA, certain NDAs and BLAs and certain supplements to an NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.
A drug or biologic product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
Biosimilars and Exclusivity
Certain of our product candidates are regulated as biologics. An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, as part of the Affordable Care Act, or the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to a biologic already licensed by the FDA pursuant to a BLA notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.
A reference biological product is granted four and twelve year exclusivity periods from the time of first licensure of the product. FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.
U.S. Government Regulation of Medical Devices
General Requirements
Under the FDCA, a medical device is an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component part, or accessory which is: (i) recognized in the official National Formulary, or the U.S. Pharmacopoeia, or any supplement to them; (ii) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or (iii) intended to affect the structure or any function of the body of man or other animals, and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes.
In the United States, medical devices are subject to extensive regulation by the FDA under the FDCA, and its implementing regulations, and certain other federal and state statutes and regulations. The laws and regulations govern, among other things, the research and development, design, testing, manufacture, packaging, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket applications, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions, and criminal prosecution. Unless an exemption applies, medical devices require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval; however, other devices may be commercialized after the FDA grants a de novo request.
The 510(k) Process
Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, which sets forth cGMP requirements for medical devices, facility registration and product listing, reporting of AEs and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Most Class I products are exempt from the premarket notification requirements.
Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and post market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either
•a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, o
•another commercially available, similar device that was cleared through the 510(k) process.
To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.
After a 510(k) notice is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
The De Novo and PMA Processes
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is classified into Class III by operation of law, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA process, or seek classification of the device through the de novo process by submitting a de novo request. A manufacturer can also submit a direct de novo request if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.
In response to a de novo request, FDA may classify the device into class I or II. Under the FDCA, FDA must make a classification determination for the device that is the subject of the de novo request by written order within 120 days of the request. However, in accordance with the performance goals and procedures agreed to by FDA for the medical device user fee program in the Medical Device User Fee Amendments of 2017, or MDUFA IV, FDA has committed to issuing a MDUFA decision within 150 FDA days of receipt of the submission for 65 percent of de novo requests received in fiscal year 2021. During the pendency of FDA’s review, FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, FDA will consider the de novo request to be withdrawn.
If FDA determines that General Controls or General Controls and Special Controls are insufficient to provide reasonable assurance of safety and effectiveness or the information and/or the data provided in the de novo request are insufficient to determine whether General Controls or General Controls and Special Controls can provide a reasonable assurance of safety and effectiveness, FDA will decline the de novo request. If a de novo request is declined, FDA issues a written order to the de novo requestor identifying the reasons for declining the de novo request and the device remains in class III and may not be marketed. The de novo requestor may submit a PMA or collect additional information to address the issues identified by FDA and submit a new de novo request that includes the additional information. Alternatively, in the event FDA determines the data and information submitted demonstrate that General Controls or General and Special Controls are adequate to provide reasonable assurance of safety and effectiveness, FDA will grant the de novo request. When FDA grants a de novo request, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, including for 510(k)s. In December 2018, the FDA issued proposed regulations to govern the de novo classification process, which include requirements beyond what has historically been required in de novo submissions. If finalized, these regulations could further impact this path to market.
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical and clinical study data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer.
Exempt Devices
If a manufacturer’s device falls into a generic category of Class I or Class II devices that FDA has exempted by regulation, a premarket notification is not required before marketing the device in the United States. Manufacturers of such devices are required to register their establishments and list the generic category or classification name of their devices. Some 510(k)-exempt devices are also exempt from QSR requirements, except for the QSR’s complaint handling and recordkeeping requirements.
Pre-Submission Meetings
The FDA has mechanisms to provide companies with guidance prior to formal submission of either a 510(k), de novo request or PMA. One such mechanism is the pre-submission program in which a company has a “pre-submission” meeting as outlined in the FDA guidance document “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program” that was issued in January 2021. The main purpose of the pre-submission meeting is to provide companies with guidance from the FDA on matters of significance to product development and/or submission preparation. Prior to the pre-submission meeting, the company provides a briefing document to the FDA. The FDA is not obligated to follow the recommendations it provides to companies as a result of a pre-submission meeting.
Clinical Trials
A clinical trial is almost always required to support a PMA application or de novo request and is sometimes required for a premarket notification. For significant risk devices, the FDA regulations require that human clinical investigations conducted in the United States be approved via an investigational device exemption, or IDE, which must become effective before clinical testing may commence. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a subject and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with abbreviated IDE regulations, such as those relating to trial monitoring, informed consent, and labeling and record-keeping. In some cases, one or more smaller studies may precede a pivotal clinical trial intended to demonstrate the safety and effectiveness of the investigational device. A 30-day waiting period after the submission of each IDE is required prior to the commencement of clinical testing in humans. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification, the FDA may permit a clinical trial to proceed under a conditional approval. If the FDA disapproves the IDE within this 30-day period, the clinical trial proposed in the IDE may not begin.
An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must also include a description of product manufacturing and controls, and a proposed clinical trial protocol. FDA typically grants IDE approval for a specified number of patients to be treated at specified study centers. During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Certain IDE requirements apply to all investigational devices, whether such devices are considered significant or nonsignificant risks. Prior to granting PMA approval, the FDA typically inspects the records relating to the conduct of the study and the clinical data supporting the PMA application for compliance with IDE requirements.
Clinical trials must be conducted: (i) in compliance with federal regulations, including those related to good clinical practices, or GCPs, which are intended to protect the rights and health of patients and to define the roles of clinical trial sponsors, investigators, and monitors; and (ii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Clinical trials are typically conducted at geographically diverse clinical trial sites, and are designed to permit FDA to evaluate the overall benefit-risk relationship of the device and to provide adequate information for the labeling of the device. Clinical trials for both significant and nonsignificant risk devices, must be approved by an IRB for each trial site.
The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.
Although the QSR does not fully apply to investigational devices, the requirement for controls on design and development does apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that FDA may impose with respect to manufacturing. Investigational devices may only be distributed for use in an investigation, and must bear a label with the statement: “CAUTION—Investigational device. Limited by Federal law to investigational use.”
Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.
Post-Marketing Requirements
After a device is placed on the market, numerous regulatory requirements apply. These include:
•annual and updated establishment registration and device listing with the FDA;
•the QSR requirements, which require manufacturers to follow stringent design, testing, control, documentation, complaint handling and other quality assurance procedures during all aspects of the design and manufacturing process;
•advertising and promotion requirements;
•restrictions on sale, distribution or use of a device;
•labeling and marketing regulations, which require that promotion is truthful, not misleading, and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;
•medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
•correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and
•complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database.
FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:
•warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties;
•recall, withdrawals, or administrative detention or seizure of products;
•operating restrictions, partial suspension or total shutdown of production;
•refusing or delating requests for 510(k) clearance or PMA approval of new products or modified products;
•withdrawing PMA approvals or 510(k) clearances already granted;
•refusal to grant export or import approvals for marketing products; and
•criminal prosecution.
Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of products under development.
Device Modifications
Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.
Modifications to a device that received 510(k) clearance may require a new 510(k) submission if those changes could significantly affect the safety or effectiveness of the device, or if the modifications represent a major change in intended use. If the manufacturer determines that a modification could not substantially affect the safety or effectiveness of the device, it should document the changes and rationale for not submitting a new 510(k). Though the manufacturer is responsible for the initial assessment, FDA may disagree, and later require the manufacturer to submit a 510(k) for the modified device. FDA could require the manufacturer to cease marketing the modified device while the 510(k) notification is awaiting clearance.
European Union Drug Development

In the European Union, our future products and product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.
Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.
In April 2014, the EU passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are harmonized throughout the European Union, the new EU clinical trials legislation was passed as a Regulation that is directly applicable in all EU Member States. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. It is expected that the new Regulation will apply following confirmation of full functionality of the Clinical Trials Information System, or CTIS, the centralized European Union portal and database for clinical trials foreseen by the regulation, through an independent audit, currently expected to occur in December 2021. The new Regulation will overhaul the current system of approvals for clinical trials in the European Union, andaims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Regulation provides for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical trial applications.
European Union Drug Marketing
Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union and in the UK. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by national anti-bribery laws of the EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU.
Payments made to physicians in certain European Union Member States and in the UK must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States and in the UK. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
European Union Drug Review and Approval
In the European Economic Area, or EEA, which is comprised of the Member States of the European Union,together with Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a marketing authorization, or MA. There are two main types of marketing authorizations.
•The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the entire territory of the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of a MA application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MA application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MA application under the accelerated assessment procedure is of 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
•National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this national MA can be recognized in other Member

States through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMSs).
Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized MAs (under the Northern Irish Protocol, centralized MAs will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.
European Data and Marketing Exclusivity
In the EEA, innovative medicinal products (including both small molecules and biological medicinal products) qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.
European Orphan Designation and Exclusivity
In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions which either affect no more than 5 in 10,000 persons in the European Union, or where it is unlikely that the marketing of the medicine would generate sufficient return to justify the necessary investment in its development. In each case, no satisfactory method of diagnosis, prevention or treatment of the condition must have been authorized (or, if such a method exists, the product in question would be of significant benefit to those affected by the condition).
In the EEA, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing approval for the orphan product. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may only be granted to a “similar medicinal product” for the same indication at any time, if (i) the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application, (ii) the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product, or (iii) the second applicant can establish that the second medicinal product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
European Pediatric Investigation Plan
In the EEA, companies developing a new medicinal product must agree upon a pediatric investigation plan, or PIP, with the EMA’s Pediatric Committee, or PDCO and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval). In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

European Union Device Development
In the European Union, medical devices are currently regulated under the European Union Directive (93/42/EEC), also known as the Medical Device Directive, or the MDD. Active Implantable Medical Devices are regulated under Directive 90/385/EEC, and In-Vitro Diagnostic Devices under Directive 98/79/EC (the IVDD). All medical devices require a CE mark to be placed on the market in the European Union. In order to obtain a CE mark, an authorized third party called a notified body, must conduct a conformity assessment of the device to confirm whether it complies with the essential safety and efficacy requirements in the medical devices legislation (except some lower risk, or “Class 1”, medical devices). The conformity assessment usually involves an audit of the manufacturer’s quality system and a review of the technical documentation from the manufacturer on the safety and performance of the device. If the notified body considers that the device is in conformity with the regulatory requirements, it will issue a conformity assessment certificate and the manufacturer of the device can place a CE mark on the device, allowing it to be marketed in any EU Member State .Notified bodies also conduct periodic inspections to ensure applicable regulatory requirements are met. The CE mark is contingent upon continued compliance to the applicable regulations and the quality system requirements of the ISO 13485 standard.
The new European Medical Devices Regulation (2017/745), or the EU MDR, and Regulation 2017/746 on In-Vitro Diagnostic Devices, or the EU IVDR, which were adopted in May 2017 with a transition period until May 26, 2021 for the EU MDR and May 26, 2022 for the EU IVDR, replace the MDD and IVDD. Starting May 26, 2021, the new EU MDR will apply and no new applications under the MDD will be permitted. During the transition period, companies need to update their technical documentation and other quality management system processes to meet the new EU MDR (or, as applicable, IVDR) requirements. Under the new EU MDR requirements, CE certificates issued under the MDD or IVDD prior to May 25, 2017 will remain valid in accordance with their term, beyond the expiration of the transition period; however, certain limitations set forth in the EU MDR (or, as applicable, the EU IVDR), such as the need to use classifications that are different from the previous directives, would apply, as well as the requirements of the EU MDR (or, as applicable, EU IVDR) relating to post-market surveillance, vigilance and registration of economic operators and devices will apply in place of the corresponding requirements of the MDD. CE certificates issued under the MDD or IVDD from May 25, 2017 until May 25, 2021 will remain valid in accordance with their term, but shall not exceed five years and shall become void after May 26, 2024. However, devices already placed on the market before May 26, 2024 under the previous directives may continue to be made available until May 26, 2026.
Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as “Brexit”. In October 2019, a withdrawal agreement, or the Withdrawal Agreement, setting out the terms of the United Kingdom’s exit from the European Union, and a political declaration on the framework for the future relationship between the United Kingdom and European Union was agreed between the UK and EU governments. Under the terms of the EU Withdrawal Agreement, the United Kingdom withdrew from membership of the European Union on 31 January 2020 and entered into a ‘transition period’ during which EU pharmaceutical law remained applicable to the UK, which expired on 31 December 2020. Since the regulatory framework in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom, now that the UK legislation has the potential to diverge from EU legislation. It remains to be seen how, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom in the long term. The MHRA has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now that the transition period is over, which will be updated as the United Kingdom’s regulatory position on medicinal products evolves over time.
European and United Kingdom Data Collection Regulation
In the event we decide to conduct clinical trials in the European Union and/or the United Kingdom, we may be subject to additional data protection requirements. The collection and use of personal data (which includes health information) in the European Union is governed by the provisions of the General Data Protection Regulation 2016/679, or GDPR. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the European Union. The GDPR enhances data protection obligations for controllers of personal data, including requiring controllers to: ensure legal bases they rely on to process personal data are aligned to the legal bases prescribed under the GDPR; individuals are informed as to what personal data is collected from them, how it is used and how they can exercise certain rights in line with the increased disclosures; conduct data protection impact assessments for “high risk” processing; only retain personal data for as long as it is needed in line with the purpose it was obtained; ensure an appropriate level of security in line with the nature and scope of the personal data being processed, and where there has been a personal data breach (i.e. a breach to security which had led to personal data being compromised), notify the relevant supervisory authority and/or individuals affected; embed “privacy by design” practices into new technologies which involve the processing of personal data; enter into data processing terms and carry out appropriate due diligence on any service provider which processes personal data on behalf of the controller (and therefore qualifying as a processor). The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States may result in fines up to 20 million Euros or 4 percent of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim for material and non-material damages resulting from infringement of the GDPR. In addition, further to the United Kingdom's exit from the EU on January 31, 2020, the GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the 'UK GDPR'). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. The UK, however, is now regarded as a third country under the EU’s GDPR which means that transfers of personal data from the EEA to the UK will be restricted unless an appropriate safeguard, as recognized by the EU’s GDPR, has been put in place. Although, under the EU-UK Trade Cooperation Agreement it is lawful to transfer personal data between the UK and the EEA for a 6 month period following the end of the transition period, with a view to achieving an adequacy decision from the European Commission during that period. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection (this means that personal data transfers from the UK to the EEA remain free flowing).
Given the breadth and depth of these data protection obligations, maintaining compliance with the GDPR and UK GDPR will require significant time, resources and expense, and as an ongoing compliance measure we may be required to put in place additional mechanisms which help to ensure our compliance with the data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.
Rest of the World Regulation
For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Additional Laws and Regulations Governing International Operations
If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.
The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.
Healthcare and Privacy Laws and Regulation
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, the Office of Inspector General and Office for Civil Rights, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products and other medical items and services. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare and privacy laws and regulations, include the following:
•the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, or in return for, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Pursuant to an order entered by the U.S. District Court for the District of Columbia, the portion of the rule eliminating safe harbor protection for certain rebates related to the sale or purchase of a pharmaceutical product from a manufacturer to a plan sponsor under Medicare Part D has been delayed to January 1, 2023. Implementation of the this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed;
•the federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
•the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;
•the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes civil and criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. In addition, many states also require the reporting of payments or other transfers of value. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers;
•many state laws govern the privacy of personal information in specified circumstances, for example, in California the California Consumer Protection Act, or CCPA, which went into effect on January 1, 2020, establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. While clinical trial data and information governed by HIPAA are currently exempt from the current version of the CCPA, other personal information may be applicable and possible changes to the CCPA may broaden its scope; and
•some state laws require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers, marketing expenditures, and pricing information. Certain state and local laws require the registration of pharmaceutical sales and medical representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, also govern the privacy and security of personal data, including health information, in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, in the event we obtain regulatory approval for any one of our products, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations, and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Violations of these laws can subject us to administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Insurance Coverage
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug and other medical products exists among third-party payors. Therefore, coverage and reimbursement for drug and other medical products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic or other studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Factors payors consider in determining reimbursement are based on whether the product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.
The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Current and Future Legislation

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the U.S. Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. The Affordable Care Act includes provisions of importance to our potential product candidates that:
•created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;
•expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133 percent of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;
•addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•expanded the types of entities eligible for the 340B drug discount program;
•established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50 percent point-of-sale-discount (increased to 70% as of January 1, 2019 pursuant to subsequent legislation) off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and
•created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is expected to rule on a legal challenge to the constitutionality of the ACA in early 2021. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2 percent per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, these Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. CMS has indicated that it is suspending the processing of claims in April 2021 to allow Congress to extend the pause of reductions in Medicare payments. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, on July 24, 2020 and September 13, 2020, the previous administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the previous administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration.
While some proposed measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.
On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. Drug manufacturers who provide their investigational product under the Right to Try Act are required to submit to FDA an annual summary of the use of their drug.
Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
JOBS Act Exemptions and Foreign Private Issuer Status
We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other requirements.
We are considering whether we will take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
•Regulation FD, which regulates selective disclosures of material information by issuers.
C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the headings “Highlights of the Year—Founded Entities” on pages 3 to 5, “How PureTech is building value for investors—Founded Entities” on pages 19 to 23, and “PureTech’s Founded Entities” on pages 43 to 59 in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial Statements—Note 11. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 21. Leases” in each case of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis, including those portions incorporated herein by reference, together with our consolidated financial statements, including the notes thereto, incorporated by reference into this Annual Report on Form 20-F. Some of the information contained in this discussion and analysis or incorporated herein, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section incorporated herein by reference, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The audited consolidated financial statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB").
The following discussion contains references to the consolidated financial statements of PureTech Health plc and its consolidated subsidiaries, or the Company. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over the financial and operating policies. Where we have neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our consolidated financial statements, each of our Founded Entities are considered to be either a “subsidiary” or an “associate” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 of our consolidated financial statements incorporated by reference herein.
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: “Key Performance Indicators—2020” on page 73 and “Financial Review” on pages 74 to 88, “ of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 and “Notes to the Consolidated Financial Statements—Note 1. Accounting Policies”, “Notes to the Consolidated Financial Statements—Note 4.—Segment Information", “Notes to the Consolidated Financial Statements—Note 5.—Investments held at fair value”, “Notes to the Consolidated Financial Statements—Note 6.—Investments in Associates”, “Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management”, “Notes to the Consolidated Financial Statements—Note 23.—Commitments and Contingencies”, and “Notes to the Consolidated Financial Statements—Note 28.—Subsequent Events”, in each case of our audited consolidated financial statements included elsewhere in this annual report.
We consider the Group’s working capital to be sufficient for its present requirements.
A. OPERATING RESULTS
2020 Compared with 2019
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 74 to 88 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
2019 Compared with 2018
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 74 to 88 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
The information (including tabular data) set forth or referenced under the headings “Risk Management—Brexit” on page 71, “Risk Management” on pages 69 to 71, of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 are incorporated by reference.
E. OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2020, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Notes to the Consolidated Financial Statements—Note 13.—Other Financial Assets” included in our audited consolidated financial statements included elsewhere in this annual report.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations and Commitments
The following table summarizes our contractual commitments and obligations as of December 31, 2020:

(in thousands)	Total	2021	2022 to 2023	2024 to 2025	Thereafter
Lease Obligations[1]	45,348	5,422	11,884	11,590	16,452
Subsidiary notes payable[2]	26,455	26,455	—	—	—
Long-term loan[3]	15,000	—	6,212	8,788	—
Interest payments and other fees on debt obligations4	7,206	3,426	2,098	1,682	—
Purchase obligations[5]	5,061	5,061	—	—	—
Total Contractual Obligations	99,070	40,364	20,194	22,060	16,452
1    Includes future minimum rental commitments under non-cancelable leases. See Note 21.
2    Principal commitment only. See Note 17.
3    Principal commitment only. See Note 20.
4    Represents interest and other fees to be paid through maturity date or expiration date of the related instrument. See Notes 17 and 20.
5     Represents estimated noncancellable commitments in respect of our agreements with contract research and manufacturing organizations.

Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December 31, 2020, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of December 31, 2020 payments in respect of contingent developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $5.3 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We have not included these contingent milestone payments in the contractual obligations table as we are not able to predict when and if such milestone events will occur. Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 12 - Intangible Assets" to our audited consolidated financial statements included elsewhere in this annual report.
We present the preferred shares issued by our subsidiaries to third parties as liabilities. Such preferred shares are redeemable only upon liquidation or deemed liquidation (as defined in the subsidiaries' incorporation documents) of the respective subsidiaries. These liabilities were not included in the contractual obligations table since we are unable to predict when and if such liquidation or deemed liquidation events will occur, and therefore when and if such shares will be redeemed, if at all.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 90 to 91, “Management team” on pages 93 to 94 and "Directors’ Report for the year ended December 31, 2020” on pages 100 to 103 in each case of PureTech’s “Annual Report and Accounts 2020" included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Directors’ Report for the year ended December 31, 2020” on pages 100 to 103, “Directors’ Remuneration Report for the year ended December 31, 2020” on pages 107 to 108, “Directors’ Remuneration Policy” on pages 109 to 113, “Annual Report on Remuneration” on pages 114 to 120, in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 and “Notes to the Consolidated Financial Statements—Note 8.—Share-Based Payments” of our audited consolidated financial statements included elsewhere in this annual report.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings “The Board” on pages 95 to 99,“Report of the Nomination Committee” on page 104, “Report of the Audit Committee” on pages 105 to 106, and “Directors’ Remuneration Report for the year ended December 31, 2020” on pages 107 to 108, in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report—People” on pages 62 to 63 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2020” on pages 100 to 103 and “Annual Report on Remuneration” on pages 114 to 120, in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of by:
•each of our directors;
•each of our executive officers; and
•each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 285,898,746 ordinary shares outstanding as of March 31, 2021.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2021 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Stockholders
Invesco Asset Management Limited[1]	23.7%
Baillie Gifford & Co2	10.8%
Lansdowne Partners Limited[3]	7.2%
Miller Value Partners[4]	3.5%
M&G Investment Management, LTD[5]	3.4%
Recordati S.p.A.[6]	3.3%
Executive Officers and Directors
Daphne Zohar[7]	4.3%
Stephen Muniz, J.D.[8]	1.0%
Bharatt Chowrira, Ph.D., J.D.	*
Raju Kucherlapati, Ph.D.	*
John LaMattina, Ph.D.	*
Robert Langer, Sc.D.[9]	1.0%
Kiran Mazumdar-Shaw	*
Dame Marjorie Scardino	*
Christopher Viehbacher	*
*    Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.
1    Consists of 67,725,079 shares beneficially held. The address for Invesco Asset Management Limited is c/o 43-45 Portman Square, London W1H GLY, United Kingdom.
2    Consists of 30,735,622 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
3    Consists of 20,490,609 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
4    Consists of 10,035,100 shares beneficially held. The address for Miller Value Partners is c/o 1 South Street #2550, Baltimore, MD 21202.
5    Consists of 9,687,887 shares beneficially held. The address for M&G Investment Management, LTD is c/o 10 Fenchurch Avenue London EC3M 5BM, United Kingdom.
6    Consists of 9,544,140 shares beneficially held. The address for Recordati S.p.A. is c/o Via Civitali, 1, 20148 Milano, Italy.
7    Consists of an aggregate of 12,197,307 shares held by (i) the Zohar Family Trust I, a U.S. established trust of which Ms. Zohar is a beneficiary and trustee (ii) the Zohar Family Trust II, a U.S. established trust of which Ms. Zohar is a beneficiary (in the event of her spouse’s death) and trustee; (iii) Zohar LLC, a U.S. established limited liability company and (iv) Ms. Zohar directly. Ms. Zohar owns or has a beneficial interest in 100 percent of the share capital of Zohar LLC.
8    Consists of 2,889,499 shares beneficially held.
9    Consists of an aggregate of 2,944,134 shares held by (i) Langer Family 2020 Trust and (ii) Dr. Langer directly.

We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 31, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 27% of our outstanding ordinary shares were held in the United States by approximately 102 holders of record.
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2020—Substantial Shareholders” on page 101 and “Annual Report on Remuneration” on page 118, in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
Change in Ownership of Major Shareholders
The following ownership changes are based upon the reported ownership of the respective shareholders in each of our annual reports and accounts for the years 2018, 2019 and 2020.
From 2019 to 2020, changes in ownership of major shareholders were approximately as follows: Invesco Asset Management Limited’s decreased from 31.6% to 23.7%, Baillie Gifford & Co.’s ownership increased from 9.1% to 10.8%, Landsdowne Partners International Limited decreased from 8.3% to 7.2%, Jupiter Asset Management Ltd. decreased from 8.2% to less than 3% and Miller Value Partners increased to 3.5%.
From 2018 to 2019, changes in ownership of major shareholders were approximately as follows: Landsdowne Partners International Limited decreased from 9.7% to 8.3% and Jupiter Asset Management Ltd. increased from 6.5% to 8.2%.
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated reference herein: headings “Directors’ Report for the year ended December 31, 2020—Related party transactions” on page 101, “Highlights of the Year – 2020” on pages 1 to 5, and “How PureTech is building value for investors—Founded Entities” on pages 17 to 26. in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 and “Notes to the Consolidated Financial Statements—Note 24—Related Party Transactions” of our audited consolidated financial statements included elsewhere in this annual report.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see the information below under the heading Item 18—“Financial Statements.”
Dividend Distribution Policy
We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare or pay dividends on our ordinary shares in the foreseeable future. Under English law, we may only pay dividends if our accumulated realized profits, which have not been previously distributed or capitalized, exceed our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. Therefore, we must have sufficient distributable profits before issuing a dividend. Distributable profits are determined at the holding company level and not on a consolidated basis. Subject to such restrictions and to any restrictions set out in the Articles of Association, declaration and payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors (the "Board") (and in the case of final dividends, must be approved by our shareholders), and will depend upon such factors as results of operations, capital requirements, contractual restrictions, our overall financial condition or applicable laws and any other factors deemed relevant by the Board.
Legal Proceedings
As of the date of this annual report, we were not party to any material legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.
B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this Form 20-F, no significant change has occurred since the date of the most recent financial statements included in this Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Our ADSs have been listed on The Nasdaq Global Market under the symbol “PRTC” since November 16, 2020. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares have been trading on the main market of the London Stock Exchange since June 2015 under the ticker code “PRTC.” Prior to that date, there was no public trading market for our ordinary shares.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The ADSs have been listed on the Nasdaq Global Market under the symbol “PRTC” since November 16, 2020 and our ordinary shares have been listed on the main market of the London Stock Exchange since June 2015.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. ARTICLES OF ASSOCIATION
Objects
Section 31 of the Companies Act 2006 provides that the objects of a company are unrestricted unless any restrictions are set out in the articles. There are no such restrictions in the Articles and our objects are therefore unrestricted.
Voting Rights
Subject to any rights or restrictions attached to any shares, on a show of hands:
•every shareholder who is entitled to vote on the resolution and who is present in person has one vote;
•every shareholder who is entitled to vote on the resolution and who is present in person has one vote;
•a proxy has one vote for and one vote against the resolution(s) if he has been duly appointed by more than one shareholder entitled to vote on the resolution and either (i) is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it; or (ii) is instructed by one or more of those shareholders to vote in one way and is given a discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way);
•subject to any rights or restrictions attached to any shares, on a poll every shareholder who is entitled to vote on the resolutions and is present in person or by proxy shall have one vote for every share of which he is the holder;
•where there are joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders. Seniority is determined by the order in which the names of the holders stand in the register; and
•unless the Board otherwise determines, a shareholder shall not be entitled to vote unless all calls or other sums due and payable from him in respect of shares in our company have been paid.
Dividends
Subject to the Companies Act 2006 and the Articles, we may by ordinary resolution declare dividends, but no such dividends shall exceed the amount recommended by the Board. Subject to the Companies Act 2006, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the Board to be justified by the profits of our company available for distribution.
Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up or credited as paid up (other than amounts paid in advance of calls) on the shares in respect of which the dividend is paid and shall be apportioned and paid proportionately to the amounts paid up on such shares during any portion or portions of the period in respect of which the dividend is paid.
Dividends may be declared or paid in whatever currency the Board decides. Unless otherwise provided by the rights attached to the shares, dividends shall not carry a right to receive interest.
All dividends unclaimed for a period of 12 years after having been declared or becoming due for payment shall be forfeited and cease to remain owing by us.
The Board may, with the authority of an ordinary resolution of our company:
•offer holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all or part of any dividend or dividends specified by the ordinary resolution; and
•direct that payment of all or part of any dividend declared may be satisfied by the distribution of specific assets.
There are no fixed or specified dates on which entitlements to dividends payable by us arise.
Pre-Emption Rights
In certain circumstances, shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares in our company. These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such shares would be offered to shareholders.
Distribution of Assets on a Winding-Up
On a winding up, a liquidator may, with the authority of a special resolution of our company and any other sanction required by law divide among the shareholders in kind the whole or any part of the assets of our company, whether or not the assets consist of property of one kind or different kinds and may for such purposes set such value as he considers fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the same authority, transfer any part of the assets to trustees on such trusts for the benefit of shareholders as the liquidator, with the same authority, thinks fit and the liquidation may then be closed and our company dissolved, but so that no Shareholder shall be compelled to accept any shares or other property in respect of which there is a liability.
Transfer of Shares

Every transfer of shares which are in certificated form must be in writing in any usual form or in any form approved by the Board and shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee.
Every transfer of shares which are in uncertificated form must be made by means of a relevant system (such as CREST).
The Board may, in its absolute discretion and without giving reason, refuse to register any transfer of certificated shares if: (a) it is in respect of a share which is not fully paid up (provided that, if such share is admitted to trading on a recognised investment exchange, the refusal does not prevent dealings in our company’s shares from taking place on an open and proper basis); (b) it is in respect of more than one class of share; (c) it is not duly stamped (if so required)or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty; or (d) it is not delivered for registration to the registered office of our company or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognized person (as defined in the Articles) where a certificate has not been issued) by the relevant share certificate and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the transfer is signed by some other person on his behalf, the authority of that person to do so.
The Board may, in its absolute discretion and without giving reason, refuse to register any transfer or allotment of shares which is in favor of: (a) a child, bankrupt or person of unsound mind; or (b) more than four joint transferees
Restrictions on Voting Rights
If a member or any person appearing to be interested in shares held by such a member has been duly served with a notice under section 793 of the Companies Act 2006 and has failed in relation to any shares (“default shares”)
Variation of Class Rights
Subject to the Companies Act 2006, all or any of the rights or privileges attached to any class of shares in our company may be varied or abrogated in such manner (if any) as may be provided by such rights, or, in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of such holders of shares of that class, but not otherwise. The quorum at any such meeting (other than an adjourned meeting) is two persons holding or representing by proxy at least one third in nominal amount of the issued shares of the class in question.
The rights attached to any class of shares shall not, unless otherwise expressly provided in the rights attaching to such shares, be deemed to be varied or abrogated by the creation or issue of shares ranking pari passu with or subsequent to them or by the purchase or redemption by us of any of our own shares.
Share Capital, Changes in Capital and Purchase of Own Shares
Subject to the Companies Act 2006 and to the Articles, the power to allot and issue shares shall be exercised by the Board at such times and on such terms and conditions as the Board may determine.
Subject to the Articles and to any rights attached to any existing shares, any share may be issued with such rights or restrictions as we may from time to time determine by ordinary resolution.
We may issue redeemable shares and the Board may determine the terms, conditions and manner of redemption of such shares, provided it does so before the shares are allotted.
General Meetings
The Board may convene a general meeting whenever it thinks fit.
Pursuant to the Companies Act 2006, an annual general meeting shall be called on not less than 21 clear days’ notice. All other general meetings shall be called by not less than 14 clear days’ notice.
The quorum for a general meeting is two shareholders present in person or by proxy and entitled to vote.
The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction which it or he considers appropriate to ensure the security or orderly conduct of the meeting. This may include requirements for evidence of identity to be produced by those attending, the searching of their personal property and the restriction of items which may be taken into the meeting place.
Appointment of Directors
Unless otherwise determined by ordinary resolution, there shall be no maximum number of directors, but the number of directors shall not be less than two. Subject to the Companies Act 2006 and the Articles, we may by ordinary resolution appoint any person who is willing to act as a director either as an additional director or to fill a vacancy. The Board may also appoint any person who is willing to act as a director, subject to the Companies Act 2006 and the Articles. Any person appointed by the Board as a director will hold office only until conclusion of the next annual general meeting, unless he is re-elected during such meeting.
The Board may appoint any director to hold any employment or executive office in our company and may also revoke or terminate any such appointment (without prejudice to any claim for damages for breach of any service contract between the director and our company). ordinary resolution appoint any person who is willing to act as a director either as an additional director or to fill a vacancy. The Board may also appoint any person who is willing to act as a director, subject to the Companies Act 2006 and the Articles. Any person appointed by the Board as a director will hold office only until conclusion of the next annual general meeting, unless he is re-elected during such meeting.

The Board may appoint any director to hold any employment or executive office in our company and may also revoke or terminate any such appointment (without prejudice to any claim for damages for breach of any service contract between the director and our company).
Retirement and Removal of Directors
Our Articles provide that at each annual general meeting of our company, one-third of the directors who are subject to retirement by rotation or, if their number is not three, the number nearest to but not exceeding one third shall retire from office unless there are fewer than three directors who are subject to retirement by rotation, in which case only one shall retire from office. However, in accordance with the U.K. Corporate Governance Code and best practice, at each annual general meeting all of our directors retire from office and put themselves forward for re-election. In addition, any director who has been a director at each of the preceding two annual general meetings shall also retire. Each such director may, if eligible, offer himself for re-election. If our company, at the meeting at which a director retires, does not fill the vacancy the retiring director shall, if willing, be deemed to have been reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.
Without prejudice to the provisions of the Companies Act 2006, our company may by ordinary resolution remove any director before the expiration of his period of office and may by ordinary resolution appoint another director in his place.
Directors’ Interests
Subject to the Companies Act 2006 and provided that he has disclosed to the directors the nature and extent of any interest, a director is able to enter into contracts or other arrangements with us, hold any other office (except auditor) with us or be a director, employee or otherwise interested in any company in which our company is interested. Such a director shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement or proposal.
Save as otherwise provided by the Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board concerning any contract, arrangement, transaction or proposal to which our company is or is to be a party and in which he (together with any person connected with him) is to his knowledge materially interested, directly or indirectly. Interests of which the director is not aware, interests which cannot reasonably be regarded as likely to give rise to a conflict of interest and interests arising purely as a result of an interest in our company’s shares, debentures or other securities are disregarded. However, a director can vote and be counted in the quorum where the resolution relates to any of the following:
•the giving of any guarantee, security or indemnity in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of our company or any of its subsidiary undertakings or (ii) a debt or obligation of our company or any of its subsidiary undertakings for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
•the participation of the director, in an offer of securities of our company or any of its subsidiary undertakings, including participation in the underwriting or sub-underwriting of the offer;
•a proposal involving another company in which he and any persons connected with him has a direct or indirect interest of any kind, unless he and any persons connected with him hold an interest in shares representing one percent or more of either any class of equity share capital, or the voting rights, in such company;
•any arrangement for the benefit of employees of our company or of any of its subsidiary undertakings which does not award the director any privilege or benefit not generally awarded to the employees to whom such arrangement relates;
•any proposal concerning the purchase or maintenance of any insurance policy under which he may benefit;
•any proposal concerning indemnities in favor of directors or the funding of expenditure by one or more directors on defending proceedings against such director(s).
A director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with our company or any company in which our company is interested.
The Board may authorize any matter that would otherwise involve a Director breaching his duty under the Companies Act 2006 to avoid conflicts of interest, provided that the interested director(s) do not vote or count in the quorum in relation to any resolution authorizing the matter. The Board may authorize the relevant matter on such terms as it may determine including:
•whether the interested director(s) may vote or be counted in the quorum in relation to any resolution relating to the relevant matter;
•the exclusion of the interested director(s) from all information and discussion by our company of the relevant matter; and
•the imposition of confidentiality obligations on the interested director(s).
An interested director must act in accordance with any terms determined by the Board. An authorization of a relevant matter may also provide that where the interested director obtains information that is confidential to a third party (other than through his position as director) he will not be obliged to disclose it to our company or to use it in relation to our company’s affairs, if to do so would amount to a breach of that confidence.
Powers of the Directors
Subject to the Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company whether relating to the management of the business or not.
Differences in Corporate Law
The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the

Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	ENGLAND AND WALES	DELAWARE
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting within the six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting
Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5 percent of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting and, if the directors fail to do so within 21 days (with the meeting to be held not more than 28 days after the date of the notice),, may themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100 percent of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 percent in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights	Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act 2006 the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers
Under the Companies Act 2006, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is not convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for::
•  any breach of the director’s duty of loyalty to the corporation or its stockholders;
•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
•  any transaction from which the director derives an improper personal benefit.

Voting Rights
Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10 percent of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10 percent of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50 percent) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75 percent of the votes cast by shareholders present, in person or by proxy, at the meeting and entitled to vote.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions
The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:
•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75 percent in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
•  the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•  the approval of the board of directors; and
•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter

Standard of Conduct for Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:
•  to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
•  to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;
•  to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;
•  to exercise independent judgment;
•  to exercise reasonable care, skill and diligence;
•  not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and
•  a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and
•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•  state the reasons for not making the effort.
Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

C. MATERIAL CONTRACTS
Except as otherwise set forth below or as otherwise disclosed in this report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
The PureTech Health plc Performance Share Plan, or PSP, and forms of award agreements thereunder were approved on June 18, 2015. Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.
On August 10, 2018, we entered into a Lease Agreement with RBK I Tenant, LLC for certain premises of approximately 50,858 rentable square feet of space at 6 Tide Street, Boston, MA 02210. The lease commenced on April 26, 2019 for an initial term consisting of ten years and three months and there is an option to extend for two consecutive periods of five years each.
We have executed agreements with the members of the Board substantially in the form of our Form of Deed of Indemnity.
We entered into an Asset Purchase Agreement by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC, dated July 15, 2019, pursuant to which Auspex assigned and transferred all patent claims, inventory, technology, contracts and related rights relating to LYT-100 to us. As consideration, we paid an upfront payment, which we do not deem material. In addition, Auspex is eligible to receive milestone payments of approximately $84 million in the aggregate depending upon specified developmental, regulatory and commercial achievements. In addition, for ten years following the first commercial sale of any commercialized product containing LYT-100, Auspex is eligible to receive low to middle single-digit royalties on the worldwide net sales of such product.
We entered into a Royalty Agreement with Follica, Incorporated, dated July 23, 2013, pursuant to which Follica agreed to pay us a two percent royalty on net sales by Follica or its sublicensees of (i) products involving skin disruption using any mechanical, energy or chemical based approaches, applying compounds to the skin, or any other approaches to the treatment of hair follicles or other dermatological disorders commercialized by Follica, (ii) processes involving such products, or (iii) services which use or incorporate any such product or process. In the event that Follica sublicenses the rights to any of these products, processes or services, Follica will be obligated to pay us low teen royalties on any income received from the sublicensee. Either party may terminate this agreement upon an uncured material breach by the other party. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property licensed pursuant to this agreement.
We entered into a Royalty and Sublicense Income Agreement with Gelesis, dated December 18, 2009, pursuant to which we are required to provide certain funding, management services and services relating to intellectual property. In exchange, Gelesis is required to pay us a royalty equal to 2 percent of all net product sales and 10 percent of gross sublicense income received on certain food products as a result of developing hydrogel-based products that are covered by a licensed patent that has issued and has not been revoked or abandoned. The royalty rate is subject to customary downward adjustments in the event Gelesis is required to pay third parties to obtain a license to intellectual property rights that are necessary for Gelesis to develop or commercialize our products. There are no milestone payment obligations under this agreement. Management services provided by us include advisory services on corporate strategy, general and administrative support including office space, supplies and administrative support, payroll services and website development and support. Gelesis’ obligation to pay royalties to us will terminate on a country-by-country basis upon termination or expiration of the underlying patents. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property sublicensed pursuant to this agreement.
We entered into an Exclusive Patent License Agreement with Karuna, dated March 4, 2011, pursuant to which we granted Karuna an exclusive license to patent rights relating to combinations of a muscarinic activator with a muscarinic inhibitor for the treatment of central nervous system disorders. Karuna agreed to make milestone payments to us of up to an aggregate of $10 million upon the achievement of specified development and regulatory milestones. In addition, for the term of this agreement Karuna is obligated to pay us low single-digit running royalties on the worldwide net sales of any commercialized product covered by the licenses granted under this agreement. In the event that Karuna sublicenses any of the patent rights granted under this agreement, Karuna will be obligated to pay us royalties within the range of 15 percent to 25 percent on any income received from the sublicensee, excluding royalties. Karuna may terminate this agreement for any reason with proper prior notice to us, provided that it would lose its rights to the underlying patents as a result. Either party may terminate this agreement upon an uncured material breach by the other party. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property licensed pursuant to this agreement.
We entered into a Research and License Agreement with New York University, or NYU, on March 6, 2017, pursuant to which NYU granted to us an exclusive worldwide license to patents relating to LYT-200 and LYT-210. In connection with this agreement, we are required to pay an annual license fee in addition to milestone payments upon the achievement of certain clinical and commercial milestones, both of which we deem immaterial. Additionally, for the term of this agreement, we are obligated to make low single digit royalty payments on the net sales of any commercialized product covered by the license granted under the agreement. In the event that we sublicense any of the patent rights granted under the Research and License Agreement, we will be obligated to pay NYU a low teen percentage of any royalties received by such sublicensee, provided that such payments are capped at a low single digit of net sales of any commercialized product by such sublicensee.
Voting and Investors’ Rights Agreements
We are party to voting and investors’ rights agreements with certain of our Founded Entities as described below:
•Pursuant to an Amended and Restated Investors’ Rights Agreement, as amended, between Vedanta and certain of its investors, dated December 21, 2018, we are entitled to designate a total of four directors to Vedanta’s board of directors, including (i) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series A-1 preferred stock, and (ii) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series B preferred stock.
•Pursuant to the Ninth Amended and Restated Stockholders Agreement, as amended, between Gelesis and certain of its stockholders, dated December 5, 2019, we are entitled to designate two directors to Gelesis’ board of directors for so long as PureTech Health LLC and its affiliates continue to hold at least 10 percent of Gelesis’ capital stock held by PureTech Health LLC on the date of the agreement.
•Pursuant to a Voting Agreement between Sonde and certain of its investors, dated April 9, 2019, we are entitled to designate one director to Sonde’s board of directors for so long as PureTech Health LLC and its affiliates continue to hold at least 1,000,000 shares of Sonde’s Series A-2 preferred stock.
•Pursuant to a Voting Agreement between Entrega and certain of its investors, dated December 18, 2017, we are entitled to designate four directors to Entrega’s board of directors.
•Pursuant to the Fifth Amended and Restated Voting Agreement between Follica and certain of its investors, dated July 19, 2019, we are entitled to designate one director to Follica’s board of directors for so long as PureTech Health LLC and its affiliates continue to own at least 1,000,000 shares of Follica’s common stock.
Agreements with Founded Entities Restricting Sale of Shares in Connection with an Initial Public Offering
We are party to agreements containing market stand-off provisions with certain of our Founded Entities that restrict our ability to sell shares of such Founded Entities for 180 days after their initial public offerings as follows:
•Second Amended and Restated Investors’ Rights Agreement between Akili and the investor parties named therein, dated May 8, 2018;
•Fifth Amended and Restated Investors’ Rights Agreement between Follica and the investor parties named therein, dated July 19, 2019;
•Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated December 21, 2018;
•Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
•Ninth Amended and Restated Stockholders Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019;
•Investors’ Rights Agreement between Sonde and the investor parties named therein, dated April 9, 2019; and
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020, which terminated as of Vor’s initial public offering, except for the registration rights granted thereunder.
Other Shareholder Rights Agreements
We have certain registration rights pursuant to the Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto.

We have certain preemptive rights of first refusal with respect to transfers of shares by other holders pursuant to the following agreements:
•Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto;
•Right of First Refusal and Co-Sale Agreement, dated April 9, 2019, by and between Sonde Health, Inc. and the investors and key holders party thereto; and
•Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto.
D. EXCHANGE CONTROLS
Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or other regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of ordinary shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the United Kingdom under English law or the Company's articles of association on the right to be a holder of, and to vote in respect of, the ordinary shares.
E. TAXATION
Certain United Kingdom Tax Considerations
The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of an ordinary share or ADS and does not address all possible tax consequences relating to an investment in an ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as of the date of this Form 20-F, both of which are subject to change, possibly with retrospective effect.
Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of an ordinary share or ADS and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of an ordinary share or ADS is connected (“U.K. Holders”). A person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an ordinary share or ADS is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.
This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:
•this summary only applies to an absolute beneficial owner of an ordinary share or ADS and any dividend paid in respect of the ordinary share where the dividend is regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);
•this summary: (a) only addresses the principal U.K. tax consequences for an investor who holds an ordinary share or ADS as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds an ordinary share or ADS otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the an ordinary share or ADS by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of an ordinary share or ADS), an interest of 10 percent or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.
This summary further assumes that a holder of an ordinary share or ADS is the beneficial owner of the underlying ordinary share for U.K. direct tax purposes.
POTENTIAL INVESTORS IN THE ORDINARY SHARES OR ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR TAX ADVISERS.
Taxation of Dividends
Withholding Tax
A dividend payment in respect of an ordinary share may be made without withholding or deduction for or on account of U.K. tax.
Income Tax
A dividend received by individual U.K. Holders may, depending on his or her particular circumstances, be subject to U.K. income tax on the gross amount of the dividend paid.
An individual holder of an ordinary share or ADS who is not a U.K. Holder will not be chargeable to U.K. income tax on a dividend paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on a dividend received from the company.
All dividends received by a UK Holder from the Company or from other sources will form part of the UK Holder’s total income for UK income tax purposes and will constitute the top slice of that income. The rate of U.K. income tax that is chargeable on dividends received in the tax year 2020/2021 by (i) an additional rate taxpayer is 38.1 percent, (ii) a higher rate taxpayer is 32.5 percent, and (iii) a basic rate taxpayer is 7.5 percent. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an individual U.K. Holder in a tax year.
Corporation Tax
A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments, provided the dividends qualify for exemption (which is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of a dividend. If potential investors are in any doubt as to their position, they should consult their own professional advisers.
A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be subject to U.K. corporation tax on a dividend received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.
Taxation of Disposals
U.K. Holders
A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2020/2021 tax year is £12,500. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20 percent. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 10 percent save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20 percent.
An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of five tax years or less than five years and who disposes of an ordinary share or ADS during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).
A disposal (or deemed disposal) of an ordinary share or ADS by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Any gain or loss in respect of currency fluctuations over the period of holding an ordinary share or an ADS are also brought into account on a disposal.
Non-U.K. Holders
An individual holder who is not a U.K. Holder should not normally be liable to U.K. capital gains tax on capital gains realized on the disposal of an ordinary share or ADS unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary share or ADS.
A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of an ordinary share or ADS unless: (i) it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable; or (ii) the corporate holder is disposing of an interest in a company and that disposal is of an asset that derives 75 percent or more of its gross asset value from UK land and that holder has a substantial indirect interest in UK land (broadly at least 25 percent at any time during the previous two years). In these circumstances, a disposal (or deemed disposal) of an ordinary share or ADS by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.
Inheritance Tax
If, for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (S1 1979/1454) between the United States and the United Kingdom, an individual holder is domiciled at the time of their death or at the time of a transfer made during their lifetime in the United States and is not a national of the United Kingdom, any ordinary share or ADS beneficially owned by that holder should not generally be subject to U.K. inheritance tax, provided that any applicable U.S. federal gift or estate tax liability is paid, except where (i) the ordinary share or ADS is part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary share or ADS is comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax
The stamp duty and stamp duty reserve tax, or SDRT, treatment of the issue, transfer and agreement to transfer an ordinary share outside a depositary receipt system or a clearance service are discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below. The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
General
Issue of Ordinary Shares or ADSs
The issue of an ordinary share or ADS does not give rise to a SDRT liability, according to the HM Revenue & Customs practice and recent case law and is not subject to stamp duty.
Transfer of Ordinary Shares
A transfer of an ordinary share will generally be subject to stamp duty at the rate of 0.5 percent of the consideration given for the transfer (rounded up to the next £5). An exemption from stamp duty is available on an instrument transferring an ordinary share where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. The purchaser normally pays the stamp duty.
An unconditional agreement to transfer an ordinary share will normally give rise to a charge to SDRT at the rate of 0.5 percent of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.
Transfer of ADSs
No stamp duty will, in practice, be payable on a written instrument transferring an ADS or on an unconditional agreement to transfer an ADS provided the instrument of transfer or the unconditional agreement to transfer is executed and remains at all times outside the UK. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5 percent of the value of the consideration. No SDRT will be payable in respect of an agreement to transfer an ADS.
Depositary Receipt Systems and Clearance Services
Based on current HM Revenue & Customs practice and recent case law in respect of the European Council Directives 69/335/EC and 2009/7/EC, or the Capital Duties Directives, no SDRT is generally payable when shares are issued or transferred to a clearance service or depositary receipt system as an integral part of a raising of capital. HM Revenue & Customs has confirmed that it will continue not to apply the 1.5 percent stamp duty and SDRT charge on the issue of shares (and transfers integral to the raising of capital) into overseas clearance systems and depository receipt issuers once the U.K. leaves the European Union. In addition, a recent Court of Justice of the European Union judgment (Air Berlin plc v HM Revenue & Customs (2017)) held on the relevant facts that the Capital Duties Directives preclude the taxation of a transfer of legal title to shares for the sole purpose of listing those shares on a stock exchange which does not impact the beneficial ownership of the shares, but, as yet, the U.K. domestic law and HM Revenue & Customs’ published practice remain unchanged and, accordingly, we anticipate that amounts on account of SDRT will continue to be collected by the depositary receipt issuer or clearance service. Holders of ordinary shares should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5 percent SDRT charge.
Where an ordinary share or ADS is otherwise transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5 percent of the amount or value of the consideration given or, in certain circumstances, the value of the shares.
There is an exception from the 1.5 percent charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HM Revenue & Customs. It is understood that HM Revenue & Customs regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.
Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be borne by the participants in the clearance service or depositary receipt system.
Repurchase of Ordinary Shares
U.K. stamp duty will generally be due at a rate of 0.5% of the consideration paid (rounded up to the next £5.00) on a repurchase by the company of its ordinary shares.
Taxation in the United States
The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury

Regulations, administrative rulings and judicial decisions, in each case as available on the date of this Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
This section summarizes the material U.S. federal income tax consequences to U.S. holders and certain non-U.S. holders, each as defined below, of our ordinary shares or ADSs. This summary addresses only the U.S. federal income tax considerations for holders that acquire our ordinary shares or ADSs at their original issuance and hold our ordinary shares or ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of our ordinary shares or ADSs. This summary does not address tax considerations applicable to a holder of our ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
•banks or other financial institutions;
•insurance companies;
•dealers or traders in securities, currencies, or notional principal contracts;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;
•regulated investment companies or real estate investment trusts;
•“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”; persons who have elected to mark securities to market
•persons that hold the ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
•persons who acquired the ADSs as compensation for the performance of services;
•persons holding the ADSs in connection with a trade or business conducted outside of the United States;
•holders that own (or are deemed to own) 10 percent or more of our ordinary shares or ADSs, by vote or value; and
•holders that have a “functional currency” other than the U.S. dollar.
Further, this summary does not address any aspects of any U.S. state, local or non-U.S. tax law, alternative minimum tax, gift or estate consequences, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to our ordinary shares, any other U.S. federal tax other than the income tax or the indirect effects on the holders of equity interests in entities that own our ordinary shares or ADSs.
For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is either a citizen or resident of the United States;
•a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their ordinary shares or ADSs through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our ordinary shares or ADSs should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our ordinary shares or ADSs through a partnership or other pass-through entity, as applicable.
We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and we cannot assure you that the IRS will agree with the conclusions set forth below.
PERSONS CONSIDERING AN INVESTMENT IN ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Ownership of ADSs
For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares. References to ordinary shares in the discussion below are deemed to include ADSs, unless context otherwise requires.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.

H. DOCUMENTS ON DISPLAY
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. The SEC also maintains a website at http://www.sec.gov from which filings may be accessed.
As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, for so long as we are listed on Nasdaq, or any other U.S. exchange, and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

I. SUBSIDIARY INFORMATION
The information (including tabular data) set forth or referenced under the headings “Highlights of the Year—Founded Entities” on pages 3 to 5, “How PureTech is building value for investors—Founded Entities” on pages 19 to 23, and “PureTech’s Founded Entities” on pages 43 to 59, in each case of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Quantitative and Qualitative Disclosures about Financial Risks” on pages 87 and 88 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 and in “Financial Statements—Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management” in the audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Citibank, N.A., as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent ten ordinary shares (or a right to receive ten ordinary shares) deposited with Citibank, N.A. (London), as custodian for the depositary in the United Kingdom. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York, 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—London Branch, located at Citigroup Centre Canary Wharf, London E14 5LB D.
A deposit agreement among us, the depositary, ADS holders and beneficial owners of ADSs issued thereunder sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

SERVICE	FEES
• Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S.$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

• Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

• ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

• Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).	Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the purchase of ADSs. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
A. Internal Controls and Procedures
We maintain "disclosure controls and procedures" as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, as appropriately to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective due to the material weaknesses described below.
B. Management’s Annual Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
In connection with the preparation of our consolidated financial statements of the Group presented as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, we concluded that there were two material weaknesses in the design of our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
One of the identified material weaknesses related to a lack of segregation of duties with regard to uploading and posting journal entries in our ERP system. We expect to address this material weakness through the deployment of a new ERP system that went live on January 1, 2021.
The other identified material weakness related to management review controls over valuation of financial instruments and the tax provision whereby there was insufficient precision and documentation in the performance of such review control. We intend to take steps to remediate this material weakness through the implementation of a more robust process over the documentation of the performance of the management review controls.
C. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D. Changes in Internal Control Over Financial Reporting
Other than the remediation of our previously disclosed material weaknesses as discussed below, and increasing the depth and experience within our accounting and finance organization, designing and implementing improved processes and internal controls based on the COSO framework, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Prior Material Weakness
In connection with the audits of our consolidated financial statements as of and for each of the years ended December 31, 2019 and 2018 we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. The material weakness related to several significant deficiencies that were identified which, in aggregate, rose to the level of a material weakness. These significant deficiencies related to our process around accounting for costs attributed to individual projects, contract and consolidated review, segregation of duties, expense identification, allocation of employee stock compensation expense, tax provision relating to underlying investments, and related party identification. Since then, we enhanced our overall control environment, including adding finance and accounting personnel to drive and implement required additional internal controls over financial reporting, the deployment of a new ERP system, adding additional layers of review of contracts, consolidation, expense identification, employee stock compensation expense, and journal entries. As of December 31, 2020, this material weakness was remediated.
For a discussion of the two material weaknesses that have not yet been remediated see above in paragraph B. Management's Annual Report on Internal Control Over Financial Reporting.

ITEM 16.	RESERVED
Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Christopher Viehbacher, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our Board of Directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.puretechhealth.com.The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees for professional services rendered by KPMG LLP in 2020 and 2019.

For the years ending December 31,	2020 $000s	2019 $000s
Audit fees	1,436	1,160
Audit-related fees[1]	490	163
Tax fees	—	—
All other fees[2]	173	778
Total	2,099	2,101
1    Relates to the review of the half year financial statements, and audit-related services with regard to the Company's registration statement on Form 20-F.
2    2020 - Relates to capital market services in the UK with regard to obtaining shareholder approval for the sale of Karuna shares; 2019 - relates to services with regard to draft registration statements of the Company filed with the Securities and Exchange Commission.

The information set forth or referenced under the heading “Governance—Report of the Audit Committee” on pages 105 to 106 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to KPMG LLP were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We rely on the certain exemptions for foreign private issuers and follow United Kingdom corporate governance practices in lieu of the Nasdaq corporate governance rules.
A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq corporate governance rules is set forth below.
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended 31 December 2020—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 101 of PureTech’s “Annual Report and Accounts 2020” included as exhibit 15.1 to this Form 20-F dated April 15, 2021 is incorporated by reference.
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of Nasdaq rules are described below:

•We do not follow Nasdaq’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law. In accordance with generally accepted business practice, our articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•We do not follow Nasdaq’s requirements that non-management directors meet on a regular basis without management present. The Board may choose to meet in executive session at their discretion.
•We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-56 of this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1*	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3*	Description of Registrant’s Securities
4.1#	Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.3#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.4#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.5	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.6#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.7†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.8†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.9	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.10†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.11†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.12†	Ninth Amended and Restated Stockholders Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders and executives party thereto	20FR12B	001-39670	10.13	10/27/2020

4.13†	Second Amended and Restated Investors’ Rights Agreement, dated May 8, 2018, between Akili Interactive Labs, Inc. and the stockholders party thereto	20FR12B	001-39670	10.14	10/27/2020
4.14†	Amended and Restated First Refusal and Co-Sale Agreement, dated May 8, 2018, between Akili Interactive Labs, Inc. and the investors party thereto	20FR12B	001-39670	10.15	10/27/2020
4.15†	Amended and Restated Investors’ Rights Agreement, dated December 21, 2018, as amended on April 19, 2019, May 3, 2019 and September 11, 2019 by and among Vedanta Biosciences, Inc. and the stockholders party thereto	20FR12B	001-39670	10.16	10/27/2020
4.16†	Fifth Amended and Restated Investors’ Rights Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors party thereto	20FR12B	001-39670	10.17	10/27/2020
4.17†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.18†	Fifth Amended and Restated Voting Agreement, dated July 19, 2019, between Follica, Incorporated and the stockholders party thereto	20FR12B	001-39670	10.19	10/27/2020
4.19†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.20†	Voting Agreement, dated April 9, 2019, between Sonde Health, Inc. and the stockholders party thereto	20FR12B	001-39670	10.23	10/27/2020
4.21†	Investors’ Rights Agreement, dated April 9, 2019, by and between Sonde Health, Inc. and the investors party thereto	20FR12B	001-39670	10.24	10/27/2020
4.22†	Right of First Refusal and Co-Sale Agreement, dated April 9, 2019, by and between Sonde Health, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.25	10/27/2020
4.23†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020
4.24†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020
4.25†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020

4.26†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
11.1*	Code of Business Conduct and Ethics
12.1*	Certification by the Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2+	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Annual Report and Accounts 2020
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
* Filed herewith.
+ Furnished herewith.
# Indicates a management contract or any compensatory plan, contract or arrangement.
† Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 15, 2021

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of PureTech Health plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of PureTech Health plc and subsidiaries (the Group) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income/(loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2015.
/s/ KPMG LLP
KPMG LLP
London, United Kingdom
April 14, 2021

Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2020 $000s	2019 $000s	2018 $000s
Contract revenue	3	8,341	8,688	16,371
Grant revenue	3	3,427	1,119	4,377
Total revenue		11,768	9,807	20,748
Operating expenses:
General and administrative expenses	7	(49,440)	(59,358)	(47,365)
Research and development expenses	7	(81,859)	(85,848)	(77,402)
Operating income/(loss)		(119,531)	(135,399)	(104,019)
Other income/(expense):
Gain on deconsolidation	5	—	264,409	41,730
Gain/(loss) on investments held at fair value	5	232,674	(37,863)	(34,615)
Loss realized on sale of investments	5	(54,976)	—	—
Loss on impairment of intangible asset		—	—	(30)
Gain/(loss) on disposal of assets	11	(30)	(82)	4,060
Gain on loss of significant influence	6	—	445,582	10,287
Other income/(expense)	21	1,065	121	(278)
Other income/(expense)		178,732	672,167	21,154
Finance income/(costs):
Finance income	9	1,183	4,362	3,358
Finance income/(costs) – subsidiary preferred shares	9	—	(1,458)	(106)
Finance income/(costs) – contractual	9	(2,946)	(2,576)	34
Finance income/(costs) – fair value accounting	9	(4,351)	(46,475)	22,631
Net finance income/(costs)		(6,115)	(46,147)	25,917
Share of net income/(loss) of associates accounted for using the equity method	6	(34,117)	30,791	(11,490)
Impairment of investment in associate	6	—	(42,938)	—
Income/(loss) before taxes		18,969	478,474	(68,438)
Taxation	25	(14,401)	(112,409)	(2,221)
Income/(Loss) for the year		4,568	366,065	(70,659)
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Foreign currency translation differences		469	(10)	(214)
Unrealized gain/(loss) on investments held at fair value		—	—	(26)
Total other comprehensive income/(loss)		469	(10)	(240)
Total comprehensive income/(loss) for the year		5,037	366,055	(70,899)
Income/(loss) attributable to:
Owners of the Company		5,985	421,144	(43,654)
Non-controlling interests	18	(1,417)	(55,079)	(27,005)
		4,568	366,065	(70,659)
Comprehensive income/(loss) attributable to:
Owners of the Company		6,454	421,134	(43,894)
Non-controlling interests	18	(1,417)	(55,079)	(27,005)
		5,037	366,055	(70,899)
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	10	0.02	1.49	(0.16)
Diluted earnings/(loss) per share	10	0.02	1.44	(0.16)
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Financial Position
as of December 31

	Note	2020 $000s	2019 $000s
Assets
Non-current assets
Property and equipment, net	11	22,777	21,455
Right of use asset, net	21	20,098	22,383
Intangible assets, net	12	899	625
Investments held at fair value	5	530,161	714,905
Investments in associates	6	—	10,642
Lease receivable – long-term	21	1,700	2,082
Deferred tax assets		—	142
Other non-current assets		11	99
Total non-current assets		575,645	772,333
Current assets
Trade and other receivables		2,558	1,977
Prepaid expenses		5,405	1,946
Lease receivable – short-term	21	381	350
Other financial assets	13, 22	2,124	2,124
Short-term investments	22	—	30,088
Cash and cash equivalents	22	403,881	132,360
Total current assets		414,348	168,845
Total assets		989,994	941,178
Equity and liabilities
Equity
Share capital	14	5,417	5,408
Share premium	14	288,978	287,962
Merger reserve	14	138,506	138,506
Translation reserve	14	469	—
Other reserve	14	(24,050)	(18,282)
Retained earnings/(accumulated deficit)	14	260,429	254,444
Equity attributable to the owners of the Company	14	669,748	668,038
Non-controlling interests	14, 18	(16,209)	(17,640)
Total equity	14	653,539	650,398
Non-current liabilities
Deferred revenue	3	—	1,220
Deferred tax liability	25	108,626	115,445
Lease liability, non-current	21	32,088	34,914
Long-term loan	20	14,818	—
Total non-current liabilities		155,531	151,579
Current liabilities
Deferred revenue	3	1,472	5,474
Lease liability, current	21	3,261	2,929
Trade and other payables	19	21,826	19,842
Subsidiary:
Notes payable	16, 17	26,455	1,455
Warrant liability	16	8,206	7,997
Preferred shares	15, 16	118,972	100,989
Other current liabilities		732	515
Total current liabilities		180,924	139,201
Total liabilities		336,455	290,780
Total equity and liabilities		989,994	941,178
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The consolidated financial statements were approved by the Board of Directors and authorized for issuance on April 14, 2021 and signed on its behalf by:

Daphne Zohar
Chief Executive Officer
April 14, 2021

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31

	Share Capital
	Shares	Amount $000s	Share premium $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2018	237,429,696	4,679	181,588	138,506	224	17,178	(124,745)	217,430	(145,586)	71,844
Net income/(loss)	—	—	—	—	—	—	(43,654)	(43,654)	(27,005)	(70,659)
Foreign currency exchange	—	—	—	—	(214)	—	—	(214)	—	(214)
Unrealized gain on investments	—	—	—	—	—	—	(26)	(26)	—	(26)
Total comprehensive income/(loss) for the period	—	—	—	—	(214)	—	(43,680)	(43,894)	(27,005)	(70,899)
Deconsolidation of subsidiary	—	—	—	—	—	(4)	619	615	55,168	55,783
Issuance of placing shares	45,000,000	696	96,797	—	—	—	—	97,493	—	97,493
Exercise of share-based awards	64,171	—	—	—	—	—	122	122	—	122
Subsidiary dividends	—	—	—	—	—	—	(8)	(8)	—	(8)
Equity settled share-based payments	—	—	—	—	—	3,749	—	3,749	8,888	12,637
Balance December 31, 2018	282,493,867	5,375	278,385	138,506	10	20,923	(167,692)	275,507	(108,535)	166,972
Adjustment for the initial application of IFRS 16	—	—	—	—	—	—	999	999	—	999
Adjusted balance as of January 1, 2019	282,493,867	5,375	278,385	138,506	10	20,923	(166,693)	276,506	(108,535)	167,971
Net income/(loss)	—	—	—	—	—	—	421,144	421,144	(55,079)	366,065
Foreign currency exchange	—	—	—	—	(10)	—	—	(10)	—	(10)
Total comprehensive income/(loss) for the period	—	—	—	—	(10)	—	421,144	421,134	(55,079)	366,055
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	97,178	97,178
Subsidiary note conversion and changes in NCI ownership interest	—	—	—	—	—	(20,631)	—	(20,631)	23,049	2,418
Exercise of share-based awards	237,090	5	499	—	—	—	—	504	—	504
Purchase of subsidiary’s non-controlling interest through issuance of shares	2,126,338	28	9,078	—	—	(33,145)	—	(24,039)	24,039	—
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	3,061	—	3,061	—	3,061
Equity settled share-based payments	—	—	—	—	—	12,785	—	12,785	1,683	14,468
Vesting of restricted stock units (RSU)	513,324	—	—	—	—	(1,280)	—	(1,280)	—	(1,280)
Other	—	—	—	—	—	5	(7)	(2)	25	23
As at December 31, 2019	285,370,619	5,408	287,962	138,506	—	(18,282)	254,444	668,038	(17,640)	650,398
Net income/(loss)	—	—	—	—	—	—	5,985	5,985	(1,417)	4,568
Foreign currency exchange					469			469		469
Total comprehensive income/(loss) for the period	—	—	—	—	469	—	5,985	6,454	(1,417)	5,037
Exercise of share-based awards	514,406	9	1,016	—	—		—	1,025	11	1,036
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	(684)	—	(684)	—	(684)
Equity settled share-based payments	—	—	—	—	—	7,805	—	7,805	2,822	10,627
Settlement of restricted stock units	—	—	—	—	—	(12,888)	—	(12,888)	—	(12,888)
Other	—	—	—	—	—	—	—	—	13	13
Balance December 31, 2020	285,885,025	5,417	288,978	138,506	469	(24,050)	260,429	669,748	(16,210)	653,539
The accompanying notes are an integral part of these financial statements.
6

Consolidated Statements of Cash Flows
For the years ended December 31

	Note	2020 $000s	2019 $000s	2018 $000s
Cash flows from operating activities
Income/(loss) for the year		4,568	366,065	(70,659)
Adjustments to reconcile net operating loss to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	11, 12	6,645	6,665	2,778
Impairment of intangible assets		—	—	30
Impairment of investment in associate	6	—	42,938	—
Equity settled share-based payment expense	8	10,718	14,468	12,637
(Gain)/loss on investments held at fair value	5	(232,674)	37,863	20,307
Realized loss on sale of investments		54,976	—	—
(Gain)/loss on short-term investments		—	—	(843)
Gain on deconsolidation	5	—	(264,409)	(41,730)
Gain on loss of significant influence	5	—	(445,582)	(10,287)
Conversion of debt to equity		—	—	349
Disposal of assets	11	66	140	161
Share of net (income)/loss of associates accounted for using the equity method	6	34,117	(30,791)	11,491
Income taxes, net	25	14,402	112,077	1,723
Unrealized (gain)/loss on foreign currency transactions		—	—	(271)
Finance costs, net	9	6,114	46,229	(8,446)
Changes in operating assets and liabilities:
Accounts receivable	22	(529)	747	467
Other financial assets	13	—	(48)	(1,327)
Prepaid expenses and other current assets		(3,371)	(25)	774
Deferred revenues	3	(5,223)	186	4,841
Trade and other payables	19	605	11,166	5,094
Other liabilities		(7)	3,002	115
Income taxes paid		(20,737)	—	—
Interest received		1,155	3,648	—
Interest paid	21	(2,651)	(2,495)	—
Net cash used in operating activities		(131,827)	(98,156)	(72,796)
Cash flows from investing activities:
Purchase of property and equipment	11	(5,170)	(12,138)	(4,365)
Proceeds from sale of property and equipment		—	—	125
Purchases of intangible assets	12	(254)	(400)	(125)
Purchase of associate preferred shares held at fair value	5, 6	(10,000)	(13,670)	(3,500)
Purchase of investments held at fair value	5	(1,150)	(1,556)	—
Sale of investments held at fair value	5	350,586	9,294	—
Receipt of payment of sublease	21	350	191	—
Purchase of convertible note	6	—	(6,480)	—
Cash derecognized upon loss of control over subsidiary		—	(16,036)	(13,390)
Purchases of short-term investments	22	—	(69,541)	(166,452)
Proceeds from maturity of short-term investments	22	30,116	173,995	148,062
Net cash provided by/(used in) investing activities		364,478	63,659	(39,645)
Cash flows from financing activities:
Receipt of PPP loan		68	—	—
Issuance of long term loan	20	14,720	—	—
Proceeds from issuance of convertible notes	17	25,000	1,606	6,147
Payment of lease liability	21	(2,908)	(1,678)	—
Repayment of long-term debt		—	(178)	(185)
Distribution to Tal shareholders	27	—	(112)	—
Exercise of stock options		1,036	504	—
Proceeds from the issuance of shares and subsidiary preferred shares	15	—	—	152,030
Settlement of RSU's		(12,888)	—	—
Vesting of restricted stock units		—	(1,280)	—
Issuance of preferred shares of subsidiaries	15	13,750	51,048	—
Issuance of warrants in subsidiary		92	—	—
Buyback of shares		—	—	(35)
Distribution to shareholders on dissolution of subsidiary		—	—	(1,062)
Subsidiary dividend payments		—	—	(8)
Net cash provided by financing activities		38,869	49,910	156,887
Effect of exchange rates on cash and cash equivalents		—	(104)	(44)
Net increase in cash and cash equivalents		271,520	15,309	44,402
Cash and cash equivalents at beginning of year		132,360	117,051	72,649
Cash and cash equivalents at end of year		403,881	132,360	117,051
Supplemental disclosure of non-cash investment and financing activities:
Purchase of non controlling interest in consideration for issuance of shares and options		—	9,106	—
Purchase of intangible asset and investment held at fair value in consideration for issuance of warrant liability and assumption of other long and short-term liabilities		—	15,894	—
Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset)		—	10,680	—
Conversion of subsidiary convertible note into preferred share liabilities		—	4,894	—
Conversion of subsidiary convertible note into subsidiary common stock (NCI)		—	2,418	—
Supplemental disclosure of cash paid for income taxes:
Cash paid for income taxes		20,737	176	92
The accompanying notes are an integral part of these financial statements.
7

Notes to the Consolidated Financial Statements
1.     Accounting policies
Description of Business
PureTech Health plc (“PureTech,” the “Parent” or the “Company”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 3AE, United Kingdom.
PureTech’s group financial statements consolidate those of the Company and its subsidiaries (together referred to as the “Group”). The Parent company financial statements present financial information about the Company as a separate entity and not about its Group.
The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements.
Basis of Presentation
The consolidated financial statements of the Group are presented as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. The Group financial statements have been approved by the Directors on April 14, 2021 and are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU. The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). IFRSs as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.
For presentation of the Consolidated Statements of Comprehensive Income/(Loss), the Company uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
Certain amounts in the Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.
Basis of Measurement
The consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value and liabilities classified as fair value through the profit or loss.
Use of Judgments and Estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis.
Significant estimation applied in determining the following:
•Financial instruments valuations (Note 16): when estimating the fair value of subsidiary convertible notes and subsidiary preferred shares carried at fair value through profit and loss (FVTPL) and investments held at fair value, at initial recognition and upon subsequent measurement. This includes determining the appropriate valuation methodology and making certain estimates of the future earnings potential of the subsidiary businesses, appropriate discount rate and earnings multiple to be applied, marketability and other industry and company specific risk factors. See Note 16 for the sensitivity analysis for key estimates used in these valuations.
•Valuation of share based payments (Note 8): when estimating the fair value of share based payment on grant date. This includes making certain estimates regarding the expected life of the share-based award, share price volatility, risk free interest rate as well as other covariance of comparable public companies and other market data to predict distribution of relative share performance.
Significant judgement is also applied in determining the following:
•Revenue recognition (Note 3): when determining the correct amount of revenue to be recognized. This includes making certain judgements when determining the appropriate accounting treatment of key customer contract terms in accordance with the applicable accounting standards. In particular, judgement is required to determine the performance obligations in a contract (if promised goods and services are distinct or not) and timing of revenue recognition (on delivery or over a period of time).
•Subsidiary preferred shares liability classification (Note 15): when determining the classification of financial instruments in terms of liability or equity. These judgements include an assessment of whether the financial instrument include any embedded derivative features, whether they include contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether that obligation will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments.
•When the power to control the subsidiaries exists (please refer to Notes 5 and 6 and accounting policy below Subsidiaries). This judgement includes an assessment of whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The Company considers among others its voting shares, representation on the board, rights to appoint management, investee dependence on the Company etc. If the power to control investees exists we consolidate the financial statements of such investee in the consolidated financial statements of the Group. Upon issuance of new shares in a subsidiary and a resulting change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated.
•Whether the Company has significant influence over financial and operating policies of investees in order to determine if the Company should account for its investment as an associate based on IAS 28 or based on IFRS 9, Financial Instruments (please refer to Note 5). This judgement includes, among others, an assessment whether the Company has representation on the board of directors of the investee, whether the Company participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Company and the investee.
•Upon determining that the Company does have significant influence over the financial and operating policies of an investee, if the Company holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9 (please refer to Notes 5 and 6). This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Company and whether such financial instrument provides access to returns underlying an ownership interest.
•Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments (please also refer to accounting policy with regard to Investments in Associates below). When considering the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, as well the fact that there is no planned redemption or other settlement of the preferred stock by the investee in the foreseeable future, we concluded that such investment is considered a Long Term Interest.
As of December 31, 2020 the Group had cash and cash equivalents of $403.9 million. Considering the Group’s and the Company's financial position as of December 31, 2020 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continues to comply with all financial obligations. On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for aggregate proceeds of $118.0 million, further strengthening the liquidity headroom of the Group. Therefore, the Directors believe the Group and the Company is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements, irrespective of uncertainty regarding the duration and severity of the COVID-19 pandemic and the global macroeconomic impact of the pandemic. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The consolidated financial information as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 comprises an aggregation of financial information of the Company and the consolidated financial information of PureTech Health LLC (“PureTech LLC”). Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Financial results of subsidiaries of the Group as of December 31, 2020 are reported within the Internal segment, Controlled Founded Entities segment or the Parent Company and Other segment (please refer to Note 4). Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights and board interest and holding. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.
A list of all current and former subsidiaries organized with respect to classification as of December 31, 2020 and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2020, 2019 and 2018, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

	Voting percentage at December 31, through the holdings in
	2020		2019		2018
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Alivio Therapeutics, Inc.[1,2]	—	91.9	—	91.9	—	92.0
Entrega, Inc. (indirectly held through Enlight)[1,2]	—	83.1	—	83.1	—	83.1
Follica, Incorporated[1,2,5]	28.7	56.7	28.7	56.7	4.4	79.2

PureTech LYT (formerly Ariya Therapeutics, Inc.)[8]	—	100.0	—	100.0	—	100.0
PureTech LYT-100	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Sonde Health, Inc.[1,2]	—	51.8	—	64.1	—	96.4
Vedanta Biosciences, Inc.[1,2]	—	59.3	—	61.8	—	74.3
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[1,2]	—	59.3	—	61.8	—	74.3
Deconsolidated former subsidiary operating companies
Akili Interactive Labs, Inc.[2,7]	—	41.9	—	41.9	—	41.9
Gelesis, Inc.[1,2,9]	4.9	20.2	5.7	20.2	7.3	18.4
Karuna Pharmaceuticals, Inc.[1,2,10]	12.6	—	28.4	—	—	71.0
Vor Biopharma Inc.[1,2,11]	—	16.4	—	47.5	—	93.2
Nontrading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	—	—	—	—
Inactive subsidiaries
Appeering, Inc.[2]	—	100.0	—	100.0	—	100.0
Commense Inc.[2,6]	—	99.1	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[1,2]	57.7	28.3	57.7	28.3	57.7	28.3
Knode Inc. (indirectly held through Enlight)[2]	—	86.0	—	86.0	—	86.0
Libra Biosciences, Inc.[2]	—	100.0	—	100.0	—	100.0
Mandara Sciences, LLC[2]	98.3	—	98.3	—	98.3	—
Tal Medical, Inc.[1,2]	—	100.0	—	100.0	—	64.5
1    The voting percentage is impacted by preferred shares that are classified as liabilities, which results in the ownership percentage not being the same as the ownership percentage used in allocations to non-controlling interests disclosed in Note 18. The allocation of losses/profits to the noncontrolling interest is based on the holdings of subordinated stock that provide ownership rights in the subsidiaries. The ownership of liability classified preferred shares are quantified in Note 15.
2    Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3    Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4    The Company’s interests in its subsidiaries are predominantly in the form of preferred shares, which have a liquidation preference over the common stock, are convertible into common stock at the holder’s discretion or upon certain liquidity events, are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared. In the case of Enlight, Mandara and PureTech Health LLC, the holdings are membership interests in an LLC. The holders of common stock are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared.
5    On July 19, 2019, all of the outstanding notes, plus accrued interest, issued by Follica to PureTech converted into 15,216,214 shares of Series A-3 Preferred Shares and 12,777,287 shares of common share pursuant to a Series A-3 Note Conversion Agreement between Follica and the noteholders. Please refer to Note 16.
6    Commense turned inactive during 2019.
7    On May 8, 2018, PureTech lost control of Akili, Akili was deconsolidated from the Group’s financial statements and is no longer considered a subsidiary. This results in only the profits and losses generated by Akili through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). See Note 5 for further details about the accounting for the investment in Akili subsequent to deconsolidation.
8    On July 18, 2018, Calix Biopharma, Inc., Glyph Biosciences, Inc., and Nybo Therapeutics, Inc. merged into Ariya Therapeutics, Inc. Thus, the Group no longer holds an interest in Calix, Glyph and Nybo but rather owns 100.0 percent voting interest of Ariya.
9    As of December 31, 2018, PureTech maintained control of Gelesis. On July 1, 2019 PureTech lost control of Gelesis and Gelesis was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Gelesis through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). See Notes 5 and 6 for further details about the accounting for the investments in Gelesis subsequent to deconsolidation.
10    On March 15, 2019, PureTech lost control of Karuna, Karuna was deconsolidated from the Group’s financial statements and is no longer considered a subsidiary. This results in only the profits and losses generated by Karuna through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). See Note 5 for further details about the accounting for the investment in Karuna subsequent to deconsolidation.
11    On February 12, 2019, PureTech lost control of Vor, Vor was deconsolidated from the Group’s financial statements and is no longer considered a subsidiary. This results in only the profits and losses generated by Vor through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss).See Note 5 for further details about the accounting for the investment in Vor subsequent to deconsolidation.

Change in subsidiary ownership and loss of control
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss).
Associates
As used in these financial statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The Group evaluates if it maintains significant influence over associates by assessing if the Group has lost the power to participate in the financial and operating policy decisions of the associate.
Application of the equity method to associates

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases.
To the extent the Group holds interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9 as investments held at fair value.
When the Group’s share of losses exceeds its equity method investment in the investee, losses are applied against Long-Term Interests, which are investments accounted for under IFRS 9. Investments are determined to be Long-Term Interests when they are long-term in nature and in substance they form part of the Group's net investment in that associate. This determination is impacted by many factors, among others, whether settlement by the investee through redemption or repayment is planned or likely in the foreseeable future, whether the investment can be converted and/or is likely to be converted to common stock or other equity instrument and other factors regarding the nature of the investment. Whilst this assessment is dependent on many specific facts and circumstances of each investment, typically conversion features whereby the investment is likely to convert to common stock or other equity instruments would point to the investment being a Long-Term Interest. Similarly, where the investment is not planned or likely to be settled through redemption or repayment in the foreseeable future, this would indicate that the investment is a Long-Term Interest. When the net investment in the associate, which includes the Group’s investments in other long-term interests, is reduced to nil, recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.
The Group has also adopted the amendments to IAS 28 Investments in Associates that addresses the dual application of IAS 28 and IFRS 9 (see below) when equity method losses are applied against Long-Term Interests (LTI). The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the LTIs presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date.
Change in Accounting Policy
As of January 1, 2019, the Group has adopted new accounting policies for the accounting for leases. See updated accounting policy for leases (IFRS 16) below.
Financial Instruments
Classification
The Group classifies its financial assets in the following measurement categories:
•Those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
•Those to be measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will are recorded in profit or loss. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI. As of balance sheet dates, none of the Company's financial assets are accounted for as FVOCI.
Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets that are carried at FVTPL are expensed.
Impairment
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The Group had no debt instruments carried at amortized cost as of balance sheet date. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.
Financial Assets
The Group’s financial assets consist of cash and cash equivalents, trade and other receivables, debt and equity securities, other deposits and investments in associates’ preferred shares. The Group’s financial assets are classified into the following categories: investments held at fair value, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired.
Investments held at fair value are investments in equity instruments that are not held for trading. Such investments consist of the Group's minority interest holdings where the Group has no significant influence or preferred share investments in the Group's associates that are not providing access to returns underlying ownership interests. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. The Company elects if the gain or loss will be recognized in Other Comprehensive Income/(Loss) or through profit and loss on an instrument by instrument basis. The Company has elected to record the changes in fair values for the financial assets falling under this category through profit and loss. Please refer to Note 5.

Short-term investments are short-term government treasury bonds carried at fair value with changes in fair value recorded through profit and loss in financing income.
Changes in the fair value of financial assets at FVTPL are recognized in other income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable.
Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions. When a trade receivable is determined to be uncollectible, it is written off against the available provision. Trade and other receivables are included in current assets, unless maturities are greater than 12 months after the end of the reporting period.
Financial Liabilities
The Group’s financial liabilities consist of trade and other payables, subsidiary notes payable, preferred shares, and warrant liability. Warrant liabilities are initially recognized at fair value. After initial recognition, these financial liabilities are re-measured at FVTPL using an appropriate valuation technique. Subsidiary notes payable without embedded derivatives are accounted for at amortized cost.
The majority of the Group’s subsidiaries have preferred shares and notes payable with embedded derivatives, which are classified as current liabilities. When the Group has preferred shares and notes with embedded derivatives that qualify for bifurcation, the Group has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the instrument qualifies to be accounted for under such FVTPL method.
The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.
Equity Instruments Issued by the Group
Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions, in accordance with IAS 32:
1.They include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavorable to the Group; and
2.Where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.
To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the financial information for share capital and merger reserve account exclude amounts in relation to those shares.
Changes in the fair value of liabilities at FVTPL are recognized in Net finance income (costs) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable.
IFRS 15, Revenue from Contracts with Customers
The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied and the control of goods or services is transferred.
The majority of the Group’s contract revenue is generated from licenses and services, some of which are part of collaboration arrangements.
Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, PureTech has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the services and existence of acceptance clauses.
The Group accounts for agreements that meet the definition of IFRS 15 by applying the following five step model:
•Identify the contract(s) with a customer – A contract with a customer exists when (i) the Group enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Group determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.
•Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Group, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract.
•Determine the transaction price – The transaction price is determined based on the consideration to which the Group will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Group’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

•Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
•Recognize revenue when (or as) the Group satisfies a performance obligation – The Group satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.
Revenue generated from services agreements (typically where licenses and related services were combined into one performance obligation) is determined to be recognized over time when it can be determined that the services meet one of the following: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; (b) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.
It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. Therefore revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Company believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation.
Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time due to the licenses relating to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted.
Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Company classifies as non-current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle.
Grant Income
The Company recognizes grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Company will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Company evaluates the conditions of each grant as of each reporting date to ensure that the Company has reasonable assurance of meeting the conditions of each grant arrangement and it is expected that the grant payment will be received as a result of meeting the necessary conditions.
The Company submits qualifying expenses for reimbursement after the Company has incurred the research and development expense. The Company records an unbilled receivable upon incurring such expenses. In cases were grant income is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant income is recognized in the Consolidated Statements of Comprehensive Income/(Loss) over the periods in which the Company recognizes the related reimbursable expense for which the grant is intended to compensate.
Functional and Presentation Currency
These consolidated financial statements are presented in United States dollars (“US dollars”). The functional currency of virtually all members of the Group is the U.S. dollar. The assets and liabilities of a previously held subsidiary were translated to U.S. dollars at the exchange rate prevailing on the balance sheet date and revenues and expenses were translated at the average exchange rate for the period. Foreign exchange differences resulting from the translation of this subsidiary were reported in the Consolidated Statements of Comprehensive Income/(Loss) in Other Comprehensive Income/(Loss).
Foreign Currency
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on remeasurement are recognized in the Consolidated Statement of Comprehensive Income/(Loss) except for qualifying cash flow hedges, which are recognized directly in other comprehensive income. The Company did not have qualifying cash flow hedges during the reported periods. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid instruments with original maturities of three months or less.
Share Capital
Ordinary shares are classified as equity. The Group is comprised of share capital, share premium, merger reserve, other reserve, translation reserve, and accumulated deficit.
Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Assets under construction represent leasehold improvements and machinery and equipment to be used in operations or research and development activities. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset:

Laboratory and manufacturing equipment	2-8 years
Furniture and fixtures	7 years
Computer equipment and software	1-5 years
Leasehold improvements	5-10 years, or the remaining term of the lease, if shorter
Depreciation methods, useful lives and residual values are reviewed at each balance sheet date.
Intangible Assets
Intangible assets, which include purchased patents and licenses with finite useful lives, are carried at historical cost less accumulated amortization, if amortization has commenced, and impairment losses. Intangible assets with finite lives are amortized from the time they are available for use. Amortization is calculated using the straight-line method to allocate the costs of patents and licenses over their estimated useful lives.
Research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are presented as In-Process Research and Development (IPR&D). IPR&D is not amortized since it is not yet available for its intended use, but it is evaluated for potential impairment on an annual basis or more frequently when facts and circumstances warrant.
Impairment
Impairment of Non-Financial Assets
The Group reviews the carrying amounts of its property and equipment and intangible assets at each reporting date to determine whether there are indicators of impairment. If any such indicators of impairment exist, then an asset’s recoverable amount is estimated. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.
The Company’s IPR&D intangible assets are not yet available for their intended use. As such, they are to be tested for impairment at least annually.
An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non- financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statements of Comprehensive Income/(Loss).
The Company did not record any impairment of such assets during the reported periods.
Investments in associates are considered impaired if, and only if, objective evidence indicates that one or more events, which occurred after the initial recognition, have had an impact on the future cash flows from the net investment and that impact can be reliably estimated. If an impairment exists the Company measures an impairment by comparing the carrying value of the net investment in the associate to its recoverable amount and recording any excess as an impairment loss. See Note 6 for impairment recorded in respect of an investment in associate during the year ended December 31, 2019.
Employee Benefits
Short-Term Employee Benefits
Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation due to past service provided by the employee, and the obligation can be estimated reliably.
Defined Contribution Plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
Share-based Payments
Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions in accordance with IFRS 2, regardless of how the equity instruments are obtained by the Group. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The fair value is measured using an option pricing model, which takes into account the terms and conditions of the options granted. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
Development Costs
Expenditures on research activities are recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). In accordance with IAS 38 development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). As of balance sheet date the Group has not capitalized any development costs.
Provisions
A provision is recognized in the Consolidated Statements of Financial Position when the Group has a present legal or constructive obligation due to a past event that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability.
Leases
On January 1, 2019, the Group adopted a new accounting standard for leases. The Group leases real estate and equipment for use in operations. These leases generally have lease terms of 1 to 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in the new standard. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use the Group’s estimated incremental borrowing rate based on information available at commencement date in determining the present value of future payments.
The Group’s operating leases are virtually all leases from real estate.
When adopting IFRS 16 on January 1, 2019 , the Group has applied a modified retrospective approach by measuring the right-of-use asset at an amount equal to the lease liability at the date of transition and therefore comparative information was not restated. Upon transition, the Group has applied the following practical expedients:
•excluding initial direct costs from the right-of-use assets;
•using hindsight when assessing the lease term; and
•not reassessing whether a contract is or contains a lease;
The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for:
•Leases with a term of 12 months or less and containing no purchase options; and
•Leases where the underlying asset has a value of less than $5,000.
The lease liability was initially measured at the present value of the lease payments that were not paid at the transition date, discounted by using the Group's incremental borrowing rate as the rate implicit in the lease was not readily determinable.
The right-of-use asset is depreciated on a straight-line basis and the lease liability will give rise to an interest charge.
The financial impact of adopting IFRS 16 on the Group was primarily as follows:

January 1, 2019 $000s
Right of use asset	10,353
Lease liability	10,995
Accumulated deficit	999
Further information regarding the subleases, right of use asset and lease liability can be found in Note 21.
Finance Income and Finance Costs
Finance income is comprised of income on funds invested in U.S. treasuries, income on money market funds and to a much lesser extent income on a finance lease. Financing income is recognized as it is earned. Finance costs comprise mainly of loan and lease liability interest expenses and the changes in the fair value of warrant and financial liabilities carried at FVTPL.
Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. In accordance with IAS 12, tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Deferred taxes are recognized in Consolidated Statements of Comprehensive Income/(Loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.
Fair Value Measurements
The Group’s accounting policies require that certain financial and non-financial assets and certain financial liabilities be measured at their fair value.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The carrying amount of cash and cash equivalents, accounts receivable, restricted cash, deposits, accounts payable, accrued expenses and other current liabilities in the Group’s Consolidated Statements of Financial Position approximates their fair value because of the short maturities of these instruments.
Operating Segments
Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM reviews discrete financial information for the operating segments in order to assess their performance and is responsible for making decisions about resources allocated to the segments. The CODM has been identified as the Group’s Directors.
Prior period reclassification
During 2019 management identified that for the year ended December 31, 2018, Gain/(loss) on investments held at fair value of $14.3 million was incorrectly classified as Finance costs – subsidiary preferred shares. As a result, in the 2019 financial statements a prior year reclassification has been made in the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2018.
2.     New Standards and Interpretations Not Yet Adopted
A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2021 and have not been applied in preparing the consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below.
Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Company's financial statements.
Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements.
None of the other new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company.
3.     Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2020 $000s	2019 $000s	2018 $000s
Contract revenue	8,341	8,688	16,371
Grant income	3,427	1,119	4,377
Total revenue	11,768	9,807	20,748
All amounts recorded in contract revenue were generated in the United States.
Primarily all of the Company’s contracts as of December 31, 2020, 2019 and 2018 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services.

Therefore, for such contracts, revenue is recognized over time based on the inputs method which is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front at the inception of the contract (or upon achieving a milestone event) and to a much lesser extent payments are made periodically over the contract term.
During the year ended December 31, 2020, the Company received a $2.0 million milestone payment from Karuna Therapeutics, Inc. following initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna. This milestone was recognized as revenue during the year ended December 31, 2020
Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition	2020 $000s	2019 $000s	2018 $000s
Transferred at a point in time – Licensing Income[1]	2,054	—	12,000
Transferred over time[2]	6,286	8,688	4,371
	8,341	8,688	16,371
1    2020 – Attributed to Parent Company and Other; 2018 – attributed to Controlled Founded Entities segment. See note 4, Segment information.
2    2020 – Attributed to Internal segment ($3,560 thousand) and Controlled founded entities segment ($2,726 thousand); 2019 – Attributed to Internal segment ($6,064 thousand), Controlled founded entities segment ($2,487 thousand) and Parent Company and Other ($137 thousand); 2018 – Attributed to Internal segment ($2,110 thousand), Controlled founded entities segment ($2,233 thousand) and Parent Company and Other ($29 thousand). See Note 4, Segment Information.

Customers over 10% of revenue*	2020 $000s	2019 $000s	2018 $000s
Janssen Biotech, Inc.	—	—	12,000
BMEB Services LLC	—	—	1,415
Roche Holding AG	1,518	4,973	—
Eli Lilly and Company	896	1,433	—
Boehringer Ingelheim International GMBH	2,043	1,091	—
Imbrium Therapeutics L.P.	1,736	1,013	—
Karuna Therapeutics, Inc.	2,000	—	—
	8,193	8,510	13,415
An estimation uncertainty arises due to management’s application of the inputs method in recognizing revenue overtime. In doing so, the total cost to satisfy the performance obligation includes a significant estimate by management in its budgets and projected cash flows. The sensitivity of this calculation for the years ended December 31, 2020, 2019 and 2018 is detailed below:

For the year ended December 31, 2020
Budgeted costs to complete	+10%	(10)%
Revenue	(535)	654

For the year ended December 31, 2019
Budgeted costs to complete	+10%	(10)%
Revenue	(951)	738

For the year ended December 31, 2018
Budgeted costs to complete	+10%	(10)%
Revenue	(265)	323
Contract Balances
Accounts receivables represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivables do not bear interest and are recorded at the invoiced amount. Accounts receivable are included within Trade and other receivables on the Consolidated Statement of Financial Position.
Contract liabilities represent the Group’s obligation to transfer products or services to a customer for which consideration has been received, or for which an amount of consideration is due from the customer. Contract liabilities are included within deferred revenue on the Consolidated Statement of Financial Position.

Contract Balances	2020 $000s	2019 $000s
Accounts receivable	711	1,699
Deferred revenue – long term	0	1,220
Deferred revenue – short term	1,472	5,474
During the year ended December 31, 2020, $5.3 million of revenue was recognized on deferred revenue outstanding at December 31, 2019.

Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year and for which fulfillment of the contract has started as of the end of the reporting period. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 2020 was $1.7 million. The following table summarizes when the Group expects to recognize the remaining performance obligations as revenue. The Group will recognize revenue associated with these performance obligations as transfer of control occurs:

	Less than 1 Year	Greater than 1 Year	Total
Remaining Performance Obligation	1,713	—	1,713

4.    Segment Information
Basis for Segmentation
The Directors are the Group’s strategic decision-makers. The Group’s operating segments are reported based on the financial information provided to the Directors at least quarterly for the purposes of allocating resources and assessing performance. The Group has determined that each entity is representative of a single operating segment as the Directors monitor the financial results at this level. When identifying the reportable segments the Group has determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. The Group has identified four reportable segments which are outlined below. Substantially, all of the revenue and profit generating activities of the Group are generated within the U.S. and accordingly, no geographical disclosures are provided.
During the year ended December 31, 2019, the Company deconsolidated three of its subsidiaries which resulted in a change to the composition of its reportable segments. The Company has revised in the 2019 financial statements the 2018 financial information to conform to the presentation as of and for the period ending December 31, 2019. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance.
Internal
The Internal segment (the “Internal segment”), is advancing Wholly Owned Programs designed to harness key immunological, fibrotic and lymphatic system mechanisms. These novel classes of immunomodulatory drugs are designed to treat serious diseases, including lung dysfunction, immuno-oncology, lymphatic, neurological and neuropsychological disorders. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2020, this segment included PureTech LYT (formerly Ariya Therapeutics) and PureTech LYT-100.
Controlled Founded Entities
The Controlled Founded Entity segment (the “Controlled Founded Entity segment”) is comprised of the Group’s subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and currently have already raised, or are currently in the process of raising, third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek a strategic partnership with an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2020, this segment included Alivio Therapeutics, Inc., Entrega Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc.
Non-Controlled Founded Entities
The Non-Controlled Founded Entities segment (the “Non-Controlled Founded Entities segment”) is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder and no longer has the right to elect a majority of the members of the subsidiaries’ Board of Directors. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment included Akili Interactive Labs, Inc. (“Akili”), Vor Biopharma Inc. (“Vor”), Karuna Therapeutics, Inc. (“Karuna”), and Gelesis Inc. (“Gelesis”).
The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entities to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in each entity at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other segment (the “Parent Company and Other segment”).
Parent Company and Other Segment
The Parent Company and Other segment includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This segment also captures the accounting for the Company’s holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, gain on loss of significant influence, and the share of net income/ (loss) of associates accounted for using the equity method. As of December 31, 2020, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp. and PureTech Securities II Corp., as well as certain other dormant, inactive and shell entities.

Information About Reportable Segments:

	2020
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	3,560	2,726	—	2,054	8,341
Grant revenue	32	3,395	—	—	3,427
Total revenue	3,592	6,121	—	2,054	11,768
General and administrative expenses	(2,112)	(15,061)	—	(32,267)	(49,440)
Research and development expenses	(41,583)	(40,043)	—	(234)	(81,859)
Total operating expense	(43,695)	(55,104)	—	(32,500)	(131,299)
Other income/(expense):
Gain/(loss) on investments held at fair value	—	—	—	232,674	232,674
Loss realized on sale of investments	—	—	—	(54,976)	(54,976)
Gain/(loss) on disposal of assets	(15)	(15)	—	—	(30)
Other income/(expense)	—	100	—	965	1,065
Total other income/(expense)	(15)	85	—	178,662	178,732
Net finance income/(costs)	19	(5,204)	—	(930)	(6,115)
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(34,117)	(34,117)
Income/(loss) before taxes	(40,098)	(54,102)	—	113,170	18,969
Income/(loss) before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(36,770)	(44,181)	—	121,644	40,694
Finance income/(costs) – subsidiary preferred shares	—	—	—	—	—
Finance income/(costs) – IFRS 9 fair value accounting	—	(4,351)	—	—	(4,351)
Share-based payment expense	(2,491)	(2,822)	—	(5,405)	(10,718)
Depreciation of tangible assets	(838)	(1,560)	—	(1,547)	(3,945)
Amortization of ROU assets	—	(1,186)	—	(1,523)	(2,709)
Amortization of intangible assets	—	(1)	—	—	(1)
Taxation	—	(1)	—	(14,400)	(14,401)
Income/(loss) for the year	(40,098)	(54,103)	—	98,769	4,568
Other comprehensive income/(loss)	—	—	—	469	469
Total comprehensive income/(loss) for the year	(40,098)	(54,103)	—	99,238	5,037
Total comprehensive income/(loss) attributable to:
Owners of the Company	(40,098)	(52,701)	—	99,253	6,454
Non-controlling interests	—	(1,402)	—	(15)	(1,417)
Consolidated Statements of Financial Position:
Total assets	87,917	68,731	—	833,347	989,994
Total liabilities	117,964	212,542	—	5,949	336,455
Net assets/(liabilities)	(30,047)	(143,812)	—	827,397	653,539

	2019
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	6,064	2,487	—	137	8,688
Grant revenue	15	1,104	—	—	1,119
Total revenue	6,079	3,591	—	137	9,807
General and administrative expenses	(2,385)	(14,436)	(10,439)	(32,098)	(59,358)
Research and development expenses	(25,977)	(42,780)	(15,555)	(1,536)	(85,848)
Total operating expense	(28,362)	(57,216)	(25,994)	(33,634)	(145,206)
Other income/(expense):
Gain on deconsolidation	—	—	—	264,409	264,409
Gain/(loss) on investments held at fair value	—	—	—	(37,863)	(37,863)
Gain/(loss) on disposal of assets	17	(39)	—	(60)	(82)
Gain on loss of significant influence	—	—	—	445,582	445,582
Other income/(expense)	—	166	—	(45)	121
Other income/(expense)	17	127	—	672,023	672,167
Net finance income/(costs)	—	(16,947)	(30,141)	941	(46,147)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	30,791	30,791
Impairment of investment in associate	—	—	—	(42,938)	(42,938)
Income/(loss) before taxes	(22,266)	(70,445)	(56,135)	627,320	478,474
(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(21,889)	(48,996)	(21,873)	640,298	547,540
Finance income/(costs) – subsidiary preferred shares	—	107	(1,564)	(1)	(1,458)
Finance income/(costs) – IFRS 9 fair value accounting	—	(17,294)	(28,737)	(444)	(46,475)
Share-based payment expense	(5)	(1,678)	(3,543)	(9,242)	(14,468)
Depreciation of tangible assets	(376)	(1,531)	(207)	(1,114)	(3,228)
Amortization of ROU assets	—	(1,060)	(83)	(2,177)	(3,320)
Amortization of intangible assets	4	7	(128)	—	(117)
Taxation	—	(134)	(162)	(112,113)	(112,409)
Income/(loss) for the year	(22,266)	(70,579)	(56,297)	515,207	366,065
Other comprehensive income/(loss)	—	—	(10)	—	(10)
Total comprehensive income/(loss) for the year	(22,266)	(70,579)	(56,307)	515,207	366,055
Total comprehensive income/(loss) attributable to:
Owners of the Company	(7,002)	(54,717)	(32,353)	515,207	421,133
Non-controlling interests	(15,264)	(15,862)	(23,953)	—	(55,079)
Consolidated Statements of Financial Position:
Total assets	17,614	41,612	—	881,952	941,178
Total liabilities	12,076	132,935	—	145,768	290,779
Net (liabilities)/assets	5,538	(91,324)	—	736,184	650,399

	2018
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Loss
Contract revenue	2,110	14,233	—	29	16,371
Grant revenue	86	4,271	20	—	4,377
Total revenue	2,195	18,504	20	29	20,748
General and administrative expenses	(1,498)	(10,212)	(16,385)	(19,270)	(47,365)
Research and development expenses	(8,929)	(36,930)	(29,851)	(1,692)	(77,402)
Total operating expense	(10,427)	(47,142)	(46,236)	(20,962)	(124,768)
Other income/(expense):
Gain on deconsolidation	—	—	—	41,730	41,730
Gain/(loss) on investments held at fair value	—	—	—	(34,615)	(34,615)
Gain/(loss) on disposal of assets	—	—	—	4,054	4,054
Gain on loss of significant influence	—	—	—	10,287	10,287
Other income/(expense)	—		104	(405)	(302)
Other income/(expense)	—	—	104	21,051	21,155
Net finance income/(costs)		5,341	5,945	14,631	25,918
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(11,490)	(11,490)
Income/(loss) before taxes	(8,232)	(23,297)	(40,167)	3,258	(68,438)
(Loss)/income before taxes pre IAS 39 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(8,210)	(24,344)	(38,761)	(4,235)	(75,550)
Finance income/(costs) – subsidiary preferred shares	—	—	—	(106)	(106)
Finance income/(costs) – IAS 39 fair value accounting	—	5,341	5,516	11,775	22,632
Share-based payment expense	(11)	(2,465)	(6,262)	(3,899)	(12,637)
Depreciation of tangible assets	(7)	(1,823)	(390)	(256)	(2,476)
Amortization of intangible assets	(4)	(6)	(270)	(22)	(302)
Taxation	—	(381)	(185)	(1,655)	(2,221)
Income/(loss) for the year	(8,454)	(26,206)	(41,239)	5,239	(70,659)
Other comprehensive income/(loss)	—	(214)	—	(26)	(240)
Total comprehensive income/(loss) for the year	(8,454)	(26,420)	(41,239)	5,213	(70,899)
Total comprehensive income/(loss) attributable to:
Owners of the Company	(1,139)	(15,710)	(32,260)	5,213	(43,894)
Non-controlling interests	(7,315)	(10,710)	(8,980)	—	(27,005)
Consolidated Statements of Financial Position:
Total assets	2,984	15,603	35,934	387,240	441,761
Total liabilities	13,366	60,992	202,161	(1,731)	274,787
Net (liabilities)/assets	(10,381)	(45,389)	(166,227)	388,970	166,973
The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 18.

5.     Investments held at fair value
Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include Akili, Vor, Karuna, Gelesis (other than the investment in common shares – please refer to Note 6), resTORbio and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date. Interests in these investments were accounted for as shown below:

Investments held at fair value	$000's
Balance as of January 1, 2019	169,755
Deconsolidation of subsidiaries (Vor, Karuna and Gelesis (Note 6))	138,571
Reclassification of Karuna investment to investment in associate	(118,006)
Gain on Karuna investment at initial public offering[1]	40,633
Cash purchase of Gelesis convertible notes (please refer to Note 6)	6,480
Cash purchase of Gelesis preferred shares (please refer to Note 6)	8,020
Reclassification of Karuna investment at loss of significant influence	557,243
Sale of resTORbio shares	(9,295)
Loss – fair value through profit and loss[1]	(78,496)
Balance as of December 31, 2019 and January 1, 2020	714,905
Sale of Karuna shares	(347,538)
Sale of resTORbio shares	(3,048)
Loss realised on sale of investments	(54,976)
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Gain/(loss) – fair value through profit and loss	232,674
Balance as of December 31, 2020 before allocation of share in associate loss to long-term interest	553,167
Share of associate loss allocated to long-term interest (please refer to Note 6)	(23,006)
Balance as of December 31, 2020 after allocation of share in associate loss to long-term interest[2]	530,161
1    The net amount of these two items is a loss of $37.9 million which is reported on the line Gain/(loss) on investments held at fair value in the Consolidated Statements of Comprehensive Income/(Loss).
2    Fair value of investments accounted for at fair value, does not take into consideration contribution from milestones that occurred after December 31, 2020, the value of the Group's consolidated Founded Entities (Vedanta, Follica, Sonde, Akili, Alivio, and Entrega), the Internal segment, or cash and cash equivalents.

Vor
Vor was founded by PureTech through an initial Series A-1 Preferred Shares financing and raised funds through issuance of convertible notes. As of December 31, 2018, PureTech maintained control of Vor and the subsidiary’s financial results were fully consolidated in the Group’s consolidated financial statements.
On February 12, 2019, Vor completed a Series A-2 Preferred Shares financing round with PureTech and several new third party investors. The financing provided for the purchase of 62,819,866 shares of Vor Series A-2 Preferred Shares at the purchase price of $0.40 per share.
As a result of the issuance of Series A-2 preferred shares to third-party investors, PureTech’s ownership percentage and corresponding voting rights dropped from 79.5 percent to 47.5 percent, and PureTech simultaneously gave up control on Vor’s Board of Directors, both of which triggered a loss of control over the entity. As of February 12, 2019, Vor was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Vor through the deconsolidation date being included in the Consolidated Statement of Comprehensive Income/(Loss). While the Company no longer controlled Vor, it was concluded that PureTech still had significant influence over Vor by virtue of its large, albeit minority, ownership stake and its continued representation on Vor’s Board of Directors. During the year ended December 31, 2019, the Company recognized a $6.4 million gain on the deconsolidation of Vor, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Comprehensive Income/(Loss).
As PureTech did not hold common shares in Vor upon deconsolidation and the preferred shares it holds do not have equity-like features, the voting percentage attributable to common shares is nil. Therefore, PureTech had no basis to account for its investment in Vor under IAS 28. The preferred shares held by PureTech fall under the guidance of IFRS 9 and are treated as a financial asset held at fair value through the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the preferred shares at deconsolidation was $12.0 million.
During the year ended December 31, 2019, the Company recognized a gain of $0.6 million that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
On February 12, 2020, PureTech participated in the second closing of Vor’s Series A-2 Preferred Share financing. For consideration of $0.7 million, PureTech received 1,625,000 A-2 shares. On June 30, 2020, PureTech participated in the first closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 shares. Upon the conclusion of such Vor financings PureTech no longer has significant influence over Vor. During the year ended December 31, 2020 PureTech recognized a fair value gain of $19.1 million in respect of its investment in Vor that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
Gelesis
As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Gelesis through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss). At the date of deconsolidation, PureTech recorded a $156.0 million gain on the deconsolidation of Gelesis, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Income/(Loss). The preferred shares and warrants held by PureTech fall under the guidance of IFRS 9 and are treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrant are recorded through the Consolidated Statement of Income/(Loss). The fair value of the preferred shares and warrants at deconsolidation was $49.2 million. Please refer to Note 6 for information regarding the Company's investment in Gelesis as an associate.
On August 12, 2019, Gelesis issued a convertible promissory note to the Company in the amount of $2.0 million. On October 7, 2019, Gelesis issued an amended and restated convertible note (the “Gelesis Note”) to the Company in the principal amount of up to $6.5 million. The Gelesis Note was payable in installments, with $2.0 million of the note drawn down upon execution of the original note in August 2019 and an additional $3.3 million and $1.2 million drawn down on October 7, 2019 and November 5, 2019, respectively. The Gelesis Note was convertible upon the occurrence of Gelesis’ next qualified equity financing, or at the demand of the Company at any date after December 31, 2019. The Gelesis Note fell under the guidance of IFRS 9 and was treated as a financial asset held at fair with all movements to the value of the note recorded through the Consolidated Statement of Income/(Loss).
On December 5, 2019, Gelesis closed its Series 3 Growth Preferred Stock financing, at which point all outstanding principal and interest under the Gelesis Note converted into shares of Series 3 Growth Preferred Stock. In addition to the shares issued upon conversion of the Gelesis Note, PureTech purchased $8.0 million of Series 3 Growth Preferred Stock in the December financing. On April 1, 2020, PureTech participated in the 2nd closing of Gelesis’s Series 3 Growth Preferred Share financing. For consideration of $10.0 million, PureTech received 579,038 Series 3 Growth shares.
During the years ended December 31, 2020 and 2019, the Company recognized in respect of the investments in Gelesis held at fair value a gain of $7.1 million and a loss of $18.7 million, respectively, that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statements of Comprehensive Income/(Loss). The loss recorded in 2019 was primarily as a result of the Gelesis Series 3 Growth financing, which was executed with terms that resulted in a decrease in fair value across all other classes of preferred shares. Additionally, due to the equity method based investment in Gelesis being reduced to zero, the Company allocated a portion of its share in the net loss in Gelesis for the year ended December 31, 2020, totaling $23.0 million, to its preferred share investments in Gelesis, which are considered to be long-term interests in Gelesis . Please refer to Note 16 for information regarding the valuation of these instruments.
Karuna
Karuna was founded by PureTech and raised funding through Preferred Share financings as well as convertible note issuances. As of December 31, 2018, PureTech maintained control of Karuna and Karuna's financial statements were fully consolidated in the Group’s consolidated financial statements.
On March 15, 2019, Karuna completed the closing of a Series B Preferred Share financing with PureTech and several new third party investors. The financing provided for the purchase of 5,285,102 shares of Karuna Series B Preferred Shares at a purchase price of $15.14 per share.
As a result of the issuance of the preferred shares to third-party investors, PureTech’s ownership percentage and corresponding voting rights related to Karuna dropped from 70.9 percent to 44.3 percent, and PureTech simultaneously lost control over Karuna’s Board of Directors, both of which triggered a loss of control over the entity. As of March 15, 2019, Karuna was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Karuna through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). At the date of deconsolidation, PureTech recorded a $102.0 million gain on the deconsolidation of Karuna, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Comprehensive Income/(Loss). While the Company no longer controls Karuna, it was concluded that PureTech still had significant influence over Karuna by virtue of its large, albeit minority, ownership stake and its continued representation on Karuna’s Board of Directors. PureTech still had the power to participate in the financial and operating policy decisions of the entity, although it did not control these policies. As PureTech had significant influence over Karuna, the entity was accounted for as an associate under IAS 28.
Upon the date of deconsolidation, PureTech held both preferred and common shares in Karuna and a warrant issued by Karuna to PureTech. The preferred shares and warrant held by PureTech fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, and all movements to the value of preferred shares held by PureTech were recorded through the Consolidated Statement of Comprehensive Income/(Loss), in accordance with IFRS 9. The fair value of the preferred shares and warrant at deconsolidation was $72.4 million. Subsequent to deconsolidation, PureTech purchased an additional $5.0 million of Karuna Series B Preferred shares.
Due to the immaterial investment in common shares and overwhelmingly large losses by Karuna, the common share investment accounted for under the equity method was remeasured to nil immediately following both the deconsolidation and the exercise of the warrant in the first half of 2019.
On June 28, 2019, Karuna priced its IPO. PureTech’s ownership percentage and corresponding voting rights related to Karuna dropped from 44.3 percent percent to 31.6 percent; however, PureTech retained significant influence due to its continued

presence on the board and its large, albeit minority, equity stake in the company. Upon completion of the IPO, the Karuna preferred shares held by PureTech converted to common shares. In light of PureTech’s common share holdings in Karuna and corresponding voting rights, PureTech had re-established a basis to account for its investment in Karuna under IAS 28. The preferred shares investment held at fair value was therefore reclassified to investment in associate upon completion of the conversion. During the year ended December 31, 2019 and up to June 28, 2019, the Company recognized a gain of $40.6 million that was recorded on the line item Gain on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss) related to the preferred shares that increased in value between the date of deconsolidation and the date of Karuna’s IPO.
As of December 2, 2019 it was concluded that the Company no longer exerted significant influence over Karuna owing to the resignation of the PureTech designee from Karuna’s board of directors, with PureTech retaining no ability to reappoint representation. Furthermore, PureTech is not involved in any manner, or has any influence, on the management of Karuna, or on any of its decision making processes and has no ability to do so. As such, PureTech lost the power to participate in the financial and operating policy decisions of Karuna. As a result, Karuna is no longer deemed an Associate and does not meet the scope of equity method accounting, resulting in the investment being accounted for as an investment held at fair value. As of December 2, 2019 the Company's interest in Karuna was 28.4 percent. For the period of June 28, 2019 through December 2, 2019, PureTech’s investment in Karuna was subject to equity method accounting. In accordance with IAS 28, the Company’s investment was adjusted by the share of losses generated by Karuna (weighted average of 31.4 percent based on common stock ownership interest), which resulted in a net loss of associates accounted for using the equity method of $6.3 million during the year ended December 31, 2019.
Upon PureTech’s loss of significant influence, the investment in Karuna was reclassified to an investment held at fair value. This change led PureTech to recognize a gain on loss of significant influence of $445.6 million that was recorded to the Consolidated Statement of Comprehensive Income/(Loss) on the line item Gain on loss of significant influence during the year ended December 31, 2019. The investment in Karuna after the recording of the gain on loss of significant influence was $557.2 million, which was reclassified from Investments in associates to Investments held at fair value. Additionally, from December 2, 2019 PureTech recorded a $0.7 million loss on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2019.
On January 22, 2020, PureTech sold 2,100,000 shares of Karuna common shares for aggregate proceeds of $200.9 million. On May 26, 2020, PureTech sold an additional 555,500 Karuna common shares for aggregate proceeds of $45.0 million. On August 26, 2020, PureTech sold 1,333,333 common shares of Karuna for aggregate proceeds of $101.6 million. As a result of the sales, Puretech recorded a loss of $54.8 million attributable to blockage discount included in the sales price, to the line item Loss Realized on Sale of Investment within the Consolidated Statement of Comprehensive Income/(Loss). Additionally, during the year ended December 31, 2020 PureTech recognized a fair value gain of $191.2 million in respect of its investment in Karuna that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2020 PureTech held a 12.6 percent interest in Karuna. Please refer to Note 16 for information regarding the valuation of these instruments.
Akili
On May 8, 2018, Akili completed the first closing of a Series C Preferred Stock financing in which PureTech Health did not invest. As a result of the issuance of the preferred shares to third-party investors, following the first close of the Series C financing, PureTech’s ownership percentage and corresponding voting rights related to Akili dropped from 61.8 percent to 41.9 percent, triggering a loss of control over the entity. As of May 2018, Akili was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Akili through May 2018 being included in the Group’s Consolidated Statements of Comprehensive Income/(Loss). As a result of the deconsolidation, PureTech recognized a $41.7 million gain on the deconsolidation during the year ended December 31, 2018, which was recorded to the Consolidated Statement of Comprehensive Income/(Loss) on the line item Gain on the deconsolidation of subsidiary.
As PureTech did not hold common shares in Akili upon deconsolidation and the preferred shares it holds do not have equity-like features, the voting percentage attributable to common shares is nil. Therefore, PureTech had no basis to account for its investment in Akili under IAS 28. The preferred shares held by PureTech Health fall under the guidance of IFRS 9 and are treated as a financial asset held at fair value and all movements to the value of the preferred shares is recorded through the Consolidated Statements of Comprehensive Income/(Loss), in accordance with IFRS 9.
During the years ended December 31, 2020 and 2019, the Company recognized a gain of $14.4 million and $11.5 million, respectively, that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statements of Comprehensive Income/(Loss) in respect of PureTech's investment in Akili. Please refer to Note 16 for information regarding the valuation of these instruments.
resTORbio
On January 26, 2018, resTORbio, Inc., closed its initial public offering. Prior to the resTORbio IPO, PureTech Health recorded a loss of $14.3 million during the year ended December 31, 2018 to the Consolidated Statement of Comprehensive Income/(Loss) within Gain/(Loss) on investments held at Fair Value to adjust the fair value related to its resTORbio Series A Preferred Share investment. Upon completion of the public offering, the resTORbio Series A Preferred Shares held by PureTech Health converted to common shares. In light of PureTech’s common shares holdings in resTORbio and corresponding voting rights, the preferred shares investment held at fair value was reclassified to investment in associate upon the completion of the conversion.
For the period of January 1, 2018 through November 5, 2018, PureTech’s investment in resTORbio was subject to equity method accounting. In accordance with IAS 28, PureTech’s investment was adjusted by the share of profits and losses generated by

resTORbio (34.9 percent based on common stock ownership interest) in that period, which resulted in a net loss from associates of $11.5 million recorded to the Consolidated Statement of Comprehensive Income/(Loss) in the line item Share of net loss of associates during the year ended December 31, 2018.
As of November 6, 2018, it was that concluded the Company no longer exerted significant influence over resTORbio, as PureTech lost the power to participate in the financial and operating policy decisions of resTORbio. As a result, resTORbio was no longer deemed an Associate and did not meet the scope of equity method accounting, resulting in the investment being accounted for as an investment held at fair value. This change led PureTech to recognize a gain on loss of significant influence of $10.3 million that was recorded to the Consolidated Statement of Comprehensive Income/(Loss) on the line item Gain on loss of significant influence during the year ended December 31, 2018. Additionally, PureTech recorded a loss of $33.0 million for the adjustment to fair value in connection with its investment in resTORbio to the Consolidated Statement of Comprehensive Income/(Loss) on the line item Gain/(loss) on investments held at fair value during the year ended December 31, 2018.
On November 15, 2019, resTORbio announced that top line data from the Protector 1 Phase 3 study evaluating the safety and efficacy of RTB101 in preventing clinically symptomatic respiratory illness in adults age 65 and older, did not meet its primary endpoint and the Company has stopped the development of RTB101 in this indication. As a result of ceasing the development of RTB101, resTORbio’s share price witnessed a decline in price. In November and December 2019, PureTech Health sold 7,680,700 common shares of resTORbio for aggregate proceeds of $9.3 million. Immediately following the sale of common shares, PureTech Health held 2,119,696 common shares, or 5.8 percent, of resTORbio. During the year ended December 31, 2019 PureTech recorded a loss of $71.9 million for the adjustment to fair value of its investment in resTORbio to the Consolidated Statement of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.
On April 30, 2020, PureTech sold its remaining 2,119,696 resTORbio common shares, for aggregate proceeds of $3.0 million. As a result of the sale, the Company recorded a loss of $0.2 million attributable to blockage discount included in the sales price, to the line item Loss realized on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss). Additionally, during the year ended December 31, 2020, the Company recognized a gain of $0.1 million that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
Gain on deconsolidation
The following table summarizes the gain on deconsolidation recognized by the Company:

	2020 $000s	2019 $000s	2018 $000s
Year ended December 31,
Gain on deconsolidation of Akili	—	—	41,730
Gain on deconsolidation of Vor	—	6,357	—
Gain on deconsolidation of Karuna	—	102,038	—
Gain on deconsolidation of Gelesis [Note 6]	—	156,014	—
Total gain on deconsolidation	—	264,409	41,730
6.     Investments in Associates
Gelesis
Gelesis was founded by PureTech and raised funding through preferred shares financings as well as issuances of warrants and loans. As of December 31, 2018, PureTech maintained control of Gelesis and the subsidiary’s financial results were fully consolidated in the Group’s consolidated financial statements.
On July 1, 2019, the Gelesis Board of Directors was restructured, resulting in two of the three PureTech representatives resigning from the Board with PureTech retaining no ability to reappoint directors to these board seats. As a result of this restructuring, PureTech lost control over Gelesis’ Board of Directors, which triggered a loss of control over the entity. At the deconsolidation date, PureTech held a 25.2 percent voting interest in Gelesis. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Gelesis through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). At the date of deconsolidation, PureTech recorded a $156.0 million gain on the deconsolidation of Gelesis, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). While the Company no longer controls Gelesis, it was concluded that PureTech still has significant influence over Gelesis by virtue of its large, albeit minority, ownership stake and its continued representation on Gelesis’ Board of Directors. PureTech still has the power to participate in the financial and operating policy decisions of the entity, although it does not control these policies. As PureTech has significant influence over Gelesis, the entity is accounted for as an associate under IAS 28, starting at the date of deconsolidation.
Upon the date of deconsolidation, PureTech held preferred shares and common shares of Gelesis and a warrant issued by Gelesis to PureTech. PureTech’s investment in common shares of Gelesis is subject to equity method accounting with an initial investment of $16.4 million. In accordance with IAS 28, PureTech’s investment was adjusted by the share of profits and losses generated by Gelesis subsequent to the date of deconsolidation. See table below for the Group's share in the profits and losses of Gelesis for the periods presented.
The preferred shares and warrant held by PureTech fall under the guidance of IFRS 9 and are treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrant are recorded through the Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss), in accordance with IFRS 9. The fair value of the preferred shares and warrant at deconsolidation was $49.2 million. See Note 5 for changes in the fair value subsequent to deconsolidation date.

Impairment loss for the year ended December 31, 2019
Following the issuance of the Gelesis Series 3 Preferred Shares at a higher valuation than the previous round with some favorable liquidation provisions primarily to PureTech and also to the other Series 3 preferred share investors, which resulted in adjustments to the fair values of other preferred shares, warrant classes and Gelesis common stock, the Company assessed the investment in common shares held in Gelesis for impairment. Management compared the recoverable amount of the investment to its carrying amount as of December 31, 2019, which resulted in an impairment loss to the Investment in Gelesis. The recoverable amount was estimated based on the fair value of the Gelesis common shares held by PureTech, which are considered to be within Level 3 of the fair value hierarchy. The costs of disposal are immaterial for the calculation of Gelesis investment’s recoverable amount.
During the year ended December 31, 2019, the total fair value of common shares was determined utilizing a hybrid valuation approach with significant unobservable inputs within the PureTech valuation framework (refer to Note 16). The multi-scenario hybrid valuation approach utilized the recent transaction method within an option pricing framework and an IPO scenario within a probability-weighted-expected return framework to determine the value allocation for the common share class of Gelesis. The fair value of the common shares was determined as the calculated business enterprise value allocated to the outstanding common shares treated as call options within the OPM or the value of common shares within the PWERM. The PWERM maintained a 75.0 percent probability of occurrence while the OPM maintained a 25.0 percent probability of occurrence. The probability weighted term to exit was 1.57 years. The discount rate utilized was 20.0 percent while the risk-free rate and volatility utilized were 1.62 percent and 56.0 percent, respectively.
The impairment loss amounted to $42.9 million and was recorded to Impairment of investment in associate within the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2019. As of December 31, 2019 the investment in Gelesis was $10.6 million, which is equal to the fair value of the common shares held by PureTech.
During the year ended December 31, 2020 the Group recorded its share in the losses of Gelesis and its investment in associates accounted for under the equity method was reduced to zero. Since the Group has investments in Gelesis preferred shares that are deemed to be Long-term interests, the Company continued recognizing its share in Gelesis losses while applying such losses to its preferred share investment in Gelesis accounted for as an investment held at fair value.
Karuna
For the period of June 28, 2019 through December 2, 2019, PureTech’s investment in Karuna was subject to equity method accounting. In accordance with IAS 28, the Company’s investment was adjusted by the share of losses generated by Karuna (weighted average of 31.4 percent based on common stock ownership interest), which resulted in a net loss of $6.3 million during the year ended December 31, 2019 recorded in the line item Share of net income/(loss) of associates. Starting December 2, 2019, due to the loss of significant influence in Karuna on such date, the Company is accounting for the investment in Karuna as an investment held at fair value. See Note 5 for further detail on the Group's investment in Karuna.
resTORbio
For the period of January 1, 2018 through November 5, 2018, PureTech’s investment in resTORbio was subject to equity method accounting. In accordance with IAS 28, PureTech’s investment was adjusted by the share of profits and losses generated by resTORbio (34.9 percent based on common stock ownership interest) during that period, which resulted in a net loss from associates of $11.5 million that was recorded to the Consolidated Statement of Comprehensive Income/(Loss) in the line item Share of net income/(loss) of associates during the year ended December 31, 2018. See Note 5 for further detail on the Group's investment in resTORbio.
The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2020, 2019 and 2018.

Investment in Associates	$000's
As of January 1, 2018	—
Investment upon initial public offering of resTORbio	115,210
Cash investment in Associate	3,500
Share of net loss of resTORbio accounted for using the equity method	(11,490)
Gain on loss of significant influence of resTORbio	10,287
Reclassification of resTORbio investment upon loss of significant influence	(117,507)
As of December 31, 2018 and January 1, 2019	—
Reclassification of Karuna investment at initial public offering	118,006
Investment in Gelesis upon deconsolidation	16,444
Share of net loss of Karuna accounted for using the equity method	(6,345)
Share of net profit of Gelesis accounted for using the equity method	37,136
Impairment of investment in Gelesis	(42,938)
Reclassification of investment in Karuna upon loss of significant influence	(111,661)
As of December 31, 2019 and January 1, 2020	10,642
Share of net loss in Gelesis	(34,117)
Share of other comprehensive income in Gelesis	469
Share of losses recorded against long term interests	23,006
As of December 31, 2020	—
Summarized financial information

The following table summarizes the financial information of Gelesis as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Company’s interest in Gelesis. The information for the year ended December 31, 2019 includes the results of Gelesis only for the period July 1, 2019 to December 31, 2019, as Gelesis was consolidated prior to this period.

	2020 $000s	2019 $000s
As of and for the year ended December 31,
Percentage ownership interest	47.9%	49.3%
Non-current assets	372,184	369,336
Current assets	92,875	40,079
Non-current liabilities	(133,743)	(82,406)
Current liabilities	(300,748)	(216,852)
Non controlling interests and options issued to third parties	(6,577)	(1,542)
Net assets attributable to shareholders of Gelesis Inc.	23,989	108,615
Group's share of net assets	11,481	53,580
Goodwill	8,216	—
Impairment	(42,702)	(42,938)
Recorded against Long-term Interests	23,006	—
Investment in associate	—	10,642
Revenue	21,442	—
Income/(loss) from continuing operations (100%)	(71,157)	74,573
Total comprehensive income/(loss) (100%)	(70,178)	74,573
Group's share in income/(loss) from continuing operations	(34,117)	37,136
Group's share of total comprehensive income/(loss)	(33,648)	37,136

7.     Operating Expenses
Total operating expenses were as follows:

For the years ending December 31,	2020 $000s	2019 $000s	2018 $000s
General and administrative	49,440	59,358	47,365
Research and development	81,859	85,848	77,402
Total operating expenses	131,299	145,206	124,767
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ending December 31,	2020	2019	2018
General and administrative	43	39	55
Research and development	95	90	90
Total	138	129	145
The aggregate payroll costs of these persons were as follows:

	2020 $000s	2019 $000s	2018 $000s
For the years ending December 31,
General and administrative	22,943	24,468	22,939
Research and development	20,674	20,682	20,109
Total	43,616	45,150	43,048
Detailed operating expenses were as follows:

	2020 $000s	2019 $000s	2018 $000s
For the years ending December 31,
Salaries and wages	29,403	27,703	27,274
Healthcare benefits	1,866	1,511	1,465
Payroll taxes	1,629	1,468	1,672
Share-based payments	10,718	14,468	12,637
Total payroll costs	43,616	45,150	43,048
Other selling, general and administrative expenses	26,497	34,890	24,426
Other research and development expenses	61,186	65,166	57,293
Total other operating expenses	87,683	100,056	81,719
Total operating expenses	131,299	145,206	124,767
Auditors remuneration:

For the years ending December 31,	2020 $000s	2019 $000s	2018 $000s
Audit of these financial statements	1,145	870	652
Audit of the financial statements of subsidiaries	291	290	200
Audit-related assurance services	490	163	162
Non-audit related services	173	778	159
Total	2,099	2,101	1,173
Please refer to Note 8 for further disclosures related to share-based payments and Note 24 for management’s remuneration disclosures.

8.     Share-based Payments
Share-based payments includes stock options, restricted stock units (“RSUs”) and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards.
Share-based Payment Expense
The Group share-based payment expense for the years ended December 31, 2020, 2019 and 2018, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.
The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

For the years ending December 31,	2020 $000s	2019 $000s	2018 $000s
General and administrative	7,650	10,677	5,293
Research and development	3,068	3,791	7,344
Total	10,718	14,468	12,637
Ariya Stock Option Exchange
In conjunction with the acquisition of the remaining minority interests of PureTech LYT (previously named Ariya Therapeutics, Inc.) (Please refer to Note 18), PureTech Health exchanged subsidiary stock options previously granted to the co-inventors and advisors of PureTech LYT with stock options to purchase 2,147,965 of the Company's ordinary shares under the PureTech Health Performance Share Plan. As this was an exchange of awards within the consolidated group, whereby the Company's stock options were replacing Ariya's stock options, the exchange is accounted for as a modification of the original award and the incremental fair value on the date of the replacement is amortized over the remaining vesting period of the awards.
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (“PSP”). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.
The share-based awards granted under the PSP are equity settled and expire 10 years from the grant date. As of the years ended December 31, 2020, 2019 and 2018, the Company had issued share-based awards to purchase an aggregate of 5,835,993, 5,409,751 and 5,657,602 shares, respectively, under this plan.
RSUs
RSU activity for the years ended December 31, 2020, 2019 and 2018 is detailed as follows:

	Number of Shares/Units	Wtd Avg Grant Date Fair Value (GBP)
Outstanding (Non-vested) at January 1, 2018	5,589,416	1.09
RSUs Granted in Period	2,860,778	1.54
Vested	(513,324)	1.06
Forfeited	(1,338,087)	1.06
Outstanding (Non-vested) at December 31, 2018 and January 1, 2019	6,598,783	1.29
RSUs Granted in Period	1,775,569	2.95
Vested	(3,738,005)	1.10
Forfeited	—	—
Outstanding (Non-vested) at December 31, 2019 and January 1, 2020	4,636,347	2.08
RSUs Granted in Period	1,759,011	1.80
Vested	(2,781,687)	1.54
Forfeited	(191,089)	2.37
Outstanding (Non-vested) at December 31, 2020	3,422,582	2.46
Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are based on a cliff vesting schedule over a three-year requisite service period in which the Company recognizes compensation expense on a graded basis for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the RSUs is subject to the satisfaction of performance and market conditions. The grant date fair value of the market condition awards is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
The Company recognizes the estimated fair value of these performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.

The fair value of the market and performance-based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.
The performance and market conditions attached to the 2020 RSU awards are based on the achievement of total shareholder return (“TSR”), with 50.0 percent of the shares under award vesting based on the achievement of absolute TSR targets, 12.5 percent of the shares under the award vesting based on TSR as compared to the FTSE 250 Index, 12.5 percent of the shares under the award vesting based on TSR as compared to the MSCI Europe Health Care Index, and 25.0 percent of the shares under the award vesting based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group’s Remuneration Committee.
In 2017, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2019 where all service, market and performance conditions were met. The remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2019 and reached the decision to cash settle the 2017 RSUs. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $12.5 million. The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves.
In 2018, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The remuneration committee of PureTech's board of directors approved the achievement of certain vesting conditions as of July 2020 and reached the decision to cash settle a portion of the 2018 RSUs to certain executives. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $0.4 million. The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves.
The Company incurred share-based payment expenses for performance and market based RSUs of $5.7 million, $2.2 million and $2.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Stock Options
Stock option activity for the years ended December 31, 2020, 2019 and 2018 is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2018	2,343,085	1.22
Granted	2,796,820	1.57
Exercised	(64,171)	1.20		1.56
Forfeited	—	—
Options Exercisable at December 31, 2018 and January 1, 2019	1,195,929	1.26	7.92
Outstanding at at December 31, 2018 and January 1, 2019	5,075,734	1.40	8.78
Granted	3,634,183	0.84
Exercised	(237,090)	1.98		2.81
Forfeited	—	—
Options Exercisable at December 31, 2019 and January 1, 2020	4,349,921	0.93	8.34
Outstanding at at December 31, 2019 and January 1, 2020	8,472,827	1.16	8.55
Granted	4,076,982	3.14
Exercised	(514,410)	1.52		2.88
Forfeited	(1,119,313)	1.88
Options Exercisable at December 31, 2020	5,447,405	0.98	7.46
Outstanding at December 31, 2020	10,916,086	1.81	8.38
The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2020	2019	2018
Expected volatility	41.25%	35.68%	44.18%
Expected terms (in years)	6.11	5.81	6.08
Risk-free interest rate	0.53%	1.85%	2.79%
Expected dividend yield	—	—	—
Grant date fair value	$1.72	$2.23	$0.96
Share price at grant date	$4.30	$2.57	$2.05
The Company incurred share-based payment expense for the stock options of $2.1 million, $9.2 million and $1.4 million for the years ended December 31, 2020, 2019 and 2018, respectively. The significant decrease for the year ended December 31, 2020, as compared to the year ended December 31, 2019, is largely attributable to the exchange of the Ariya awards with the Company's stock options in the year ended December 31, 2019, which resulted in an additional expense recorded in such year, as described above.
For shares outstanding as of December 31, 2020, the range of exercise prices is detailed as follow:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	2,122,965	—	8.76
1.00 to 2.00	4,703,639	1.47	6.99
2.00 to 3.00	1,539,482	2.51	9.45
3.00 to 4.00	2,550,000	3.51	9.97
Total	10,916,086	1.81	8.38
For shares exercisable at December 31, 2020, utilizing the closing share price on December 31, 2020, the estimated tax obligation associated with the share-based payments transferable to the tax authority on the employee's behalf was $6.9 million.
PureTech LLC Incentive Stock Issuance
In May 2015 and August 2014, the directors of PureTech Health LLC approved the issuance of shares to the management team, directors and advisors of PureTech Health LLC, subject to vesting restrictions. The share-based awards granted under the 2016 PureTech LLC Incentive Stock Issuance Plan are equity settled and expire 10 years from the grant date. No additional shares will be granted under this compensation arrangement. The fair value of the shares awarded was estimated as of the date of grant.
The Company incurred an expense of $0.2 million in share-based payment expense for the year ended December 31, 2018, related to PureTech Health LLC incentive compensation. No share-based payment expense was incurred related to PureTech Health LLC incentive compensation for the years ended December 31, 2020, and 2019, respectively.
As of December 31, 2020, all shares related to the pre-IPO incentive compensation plan had fully vested.
Subsidiary Plans
Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2020	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2020
Alivio	3,698,244	189,924	—	—	—	3,888,168
Entrega	972,000	—	—	—	(10,000)	962,000
Follica	1,309,040	—	—	—	—	1,309,040
Sonde	1,829,004	363,830	—	—	—	2,192,834
Vedanta	1,450,100	493,951	(813)	—	(201,350)	1,741,888

	Outstanding as of January 1, 2019	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2019
Gelesis	3,681,732	—	—	(110,386)	(3,571,346)¹	—
Alivio	2,393,750	1,329,494	(3,125)	—	(21,875)	3,698,244
PureTech LYT	2,180,000	—	—	—	(2,180,000)²	—
Commense	540,416	—	—	—	(540,416)	—
Entrega	914,000	58,000	—	—	—	972,000
Follica	1,229,452	79,588	—	—	—	1,309,040
Karuna	1,949,927	—	—	—	(1,949,927)¹	—
Sonde	22,500	1,806,504	—	—	—	1,829,004
Vedanta	1,373,750	154,193	—	—	(77,843)	1,450,100
1    These shares represent the options outstanding on the date of deconsolidation of Karuna and Gelesis.
2    These shares represent the options outstanding on the date of exchange to PureTech stock options.

	Outstanding as of January 1, 2018	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2018
Gelesis	2,728,232	953,500	—	—	—	3,681,732
Alivio	2,393,750	—	—	—	—	2,393,750
Akili	2,385,355	—	—	—	(2,385,355)¹	—
PureTech LYT	—	2,180,000	—	—	—	2,180,000
Commense	418,750	121,666	—	—	—	540,416
Entrega	867,750	60,000	—	(3,750)	(10,000)	914,000
Follica	1,271,302	—	—	(41,850)	—	1,229,452

Karuna	855,427	1,111,000	—	(4,125)	(12,375)	1,949,927
Knode	32,500	—	—	(32,500)	—	—
Sonde	35,000	—	—	(6,250)	(6,250)	22,500
Tal	1,663,806	—	—	(30,250)	(2,750)	1,630,806
The Sync Project	1,080,000	—	—	—	(1,080,000)	—
Vedanta	1,194,014	278,786	—	(24,800)	(74,250)	1,373,750
1    These shares represent the options outstanding on the date of Akili’s deconsolidation.

The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2020 were as follows:

Outstanding at December 31, 2020	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Alivio	3,888,168	0.21	7.65
Entrega	962,000	0.70	2.80
Follica	1,309,040	0.89	6.29
Sonde	2,192,834	0.19	8.76
Vedanta	1,741,888	7.48	6.15
The weighted average exercise prices for the options granted for the years ended December 31, 2020, 2019 and 2018 were as follows:

For the years ended December 31,	2020 $	2019 $	2018 $
Alivio	0.47	0.49	—
PureTech LYT	—	—	0.03
Commense	—	—	1.34
Entrega	—	—	1.95
Follica	—	0.03	—
Karuna	—	—	9.42
Sonde	0.18	0.20	—
Vedanta	19.59	19.13	14.66
The weighted average exercise prices for options forfeited during the year ended December 31, 2020 were as follows:

Forfeited during the year ended December 31, 2020	Number of options	Weighted-average exercise price $
Vedanta	201,350	16.03
The weighted average exercise prices for options exercisable as of December 31, 2020 were as follows:

Exercisable at December 31,	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Alivio	3,888,168	0.04	0.03-0.49
Entrega	918,164	0.64	0.03-2.36
Follica	1,273,326	0.89	0.03-1.40
Sonde	774,238	0.20	0.13-0.20
Vedanta	1,119,289	11.64	0.02-19.94
Significant Subsidiary Plans
Vedanta 2010 Stock Incentive Plan
In 2010, the Board of Directors for Vedanta approved the 2010 Stock Incentive Plan (the “Vedanta Plan”). Through subsequent amendments, as of December 31, 2020, it allowed for the issuance of 2,145,867 share-based compensation awards through incentive share options, nonqualified share options, and restricted shares to employees, directors, and nonemployees providing services to Vedanta. At December 31, 2020, 178,929 shares remained available for issuance under the Vedanta Plan.
The options granted under Vedanta Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Vedanta’s Board of Directors.
Options granted under the Vedanta Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options’ vesting period.
The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions:

Assumption/Input	2020	2019	2018
Expected award life (in years)	6.00-10.00	5.86-6.07	6.03-6.16
Expected award price volatility	89.24%-95.46%	89.24%-95.46%	91.60%-92.56%
Risk free interest rate	0.32%-0.87%	1.73%-1.88%	2.65%-2.78%
Expected dividend yield	—	—	—
Grant date fair value	$13.09-$16.54	$14.12-$15.61	$11.21-$11.26
Share price at grant date	$19.59	$18.71-$19.94	$14.66
Vedanta incurred share-based compensation expense of $2.4 million, $1.7 million and $2.1 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Gelesis 2016 Stock Incentive Plan
In September 2016, the Directors of Gelesis approved the 2016 Stock Incentive Plan (the “2016 Gelesis Plan”) which provides for the grant of incentive stock options, nonqualified stock options, and restricted stock to employees, directors, and nonemployees providing services to Gelesis. At 30 June 2019, 329,559 shares remained available for issuance under the Gelesis Plan.
The options granted under the 2016 Gelesis Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Gelesis Board of Directors.
Options granted under the 2016 Gelesis Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options’ vesting period.
The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumption/Input	2020	2019	2018
Expected award life (in years)	—	0	6.22
Expected award price volatility	—%	—%	64.58%
Risk free interest rate	—%	—%	2.79%
Expected dividend yield	—	—	—
Grant date fair value	$—	$—	$7.84
Share price at grant date	$—	$—	$12.82
Gelesis used an average historical share price volatility based on an analysis of reported data for a peer group of comparable companies which were selected based upon industry similarities. As there is not sufficient historical share exercise data to calculate the expected term of the options, Gelesis elected to use the “simplified” method for all options granted at the money to value share option grants. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option.
Gelesis incurred share-based compensation expense of $2.4 million for the six month period prior to deconsolidation ended June 30, 2019 and $3.9 million for the year ended December 31, 2018.
Karuna Pharmaceuticals, Inc. 2009 Stock Incentive Plan
In 2009, the Board of Directors for Karuna Pharmaceuticals, Inc. approved the 2009 Stock Incentive Plan (the “Karuna 2009 Plan”). It allowed for the issuance of 1,000,000 share-based compensation awards through stock options, restricted stock units and other stock-based awards under the Karuna 2009 Plan to employees, officers, directors, consultants and advisors of Karuna. At 15 March 2019, 106,865 shares remained available for issuance under the Karuna 2009 Plan.
The options granted under the Karuna 2009 Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Karuna’s Board of Directors.
Options granted under the Karuna 2009 Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options’ vesting period.
The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumption/Input	2020	2019	2018
Expected award life (in years)	—	0	6.07
Expected award price volatility	—%	—%	50.28%
Risk free interest rate	—%	—%	1.95%
Expected dividend yield	—	—	—
Grant date fair value	$—	$—	$3.51
Share price at grant date	$—	$—	$7.08
Karuna incurred share-based compensation expense of $1.2 million for the period prior to deconsolidation ended March 15, 2019 and $1.9 million for the years ended December 31, 2018.
Other Plans

The stock compensation expense under plans at other subsidiaries of the Group not including Gelesis, Vedanta and Karuna was $0.42 million, $0.01 million and $0.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. The negative expense incurred during the year ended December 31, 2019 was largely attributable to Commense forfeitures.
9.     Finance Cost, net
The following table shows the breakdown of finance income and costs:

	2020 $000s	2019 $000s	2018 $000s
For the year ended December 31
Finance income
Interest from financial assets not at fair value through profit or loss	1,183	4,362	3,358
Total finance income	1,183	4,362	3,358
Finance costs
Contractual interest expense on notes payable	(96)	(149)	(388)
Interest expense on other borrowings	(496)	—	(4)
Interest expense on lease liability	(2,354)	(2,495)	—
Gain on forgiveness of debt	—	—	289
Gain/(loss) on foreign currency exchange	—	68	137
Total finance income/(costs) – contractual	(2,946)	(2,576)	34
Gain/(loss) from change in fair value of warrant liability	(117)	(11,890)	82
Gain/(loss) from change in fair value of preferred shares and convertible notes	(4,234)	(34,585)	22,549
Total finance income/(costs) – fair value accounting	(4,351)	(46,475)	22,631
Total finance income/(costs) – subsidiary preferred shares	—	(1,458)	(106)
Total finance income/(costs)	(4,351)	(47,933)	22,525
Finance income/(costs), net	(6,115)	(46,147)	25,917

10.     Earnings/(Loss) per Share
The basic and diluted loss per share has been calculated by dividing the income/(loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the years ended December 31, 2020, 2019 and 2018, respectively.
Earnings/(Loss) Attributable to Owners of the Company:

	2020		2019		2018
	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s
Income/(loss) for the year, attributable to the owners of the Company	5,985	5,985	421,144	421,144	(43,654)	(43,654)
Income/(loss) attributable to ordinary shareholders	5,985	5,985	421,144	421,144	(43,654)	(43,654)
Weighted-Average Number of Ordinary Shares:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	285,370,619	285,370,619	282,493,867	282,493,867	236,897,579	236,897,579
Effect of shares issued	233,048	233,048	932,600	932,600	36,950,688	36,950,688
Effect of dilutive shares (please refer to Note 8)	—	7,252,246	—	8,355,866	—	—
Weighted average number of ordinary shareholders at December 31,	285,603,667	292,855,913	283,426,467	291,782,333	273,848,267	273,848,267
Earnings/(Loss) per Share:

	2020		2019		2018
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	0.02	0.02	1.49	1.44	(0.16)	(0.16)

11.     Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2019	7,306	488	1,431	4,924	239	14,388
Additions, net of transfers	3,374	1,126	175	13,494	4,649	22,818
Disposals	(183)	(168)	(9)	(45)	—	(405)
Deconsolidation of subsidiaries	(3,076)	—	(137)	(754)	(4,190)	(8,157)
Reclassifications	(25)	6	48	36	(76)	(11)
Exchange differences	(11)	—	—	1	24	14
Balance as of December 31, 2019	7,385	1,452	1,508	17,656	646	28,647
Additions, net of transfers	1,536	—	51	399	3,347	5,332
Disposals	(642)	—	(40)	—	—	(682)
Reclassifications	141	—	—	—	(141)	—
Balance as of December 31, 2020	8,420	1,452	1,519	18,054	3,852	33,297

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2018	(2,360)	(175)	(534)	(807)	—	(3,876)
Depreciation	(1,032)	(60)	(296)	(1,088)		(2,476)
Disposals	114	2	74	20	—	210
Deconsolidation of subsidiaries	—	—	—	—		—
Reclassifications	—	—	—	—	—	—
Exchange differences	56	—	—	21	—	77
Balance as of January 1, 2019	(3,222)	(233)	(756)	(1,854)	—	(6,065)
Depreciation	(1,328)	(144)	(312)	(1,448)	—	(3,232)
Disposals	102	138	5	20	—	265
Deconsolidation of subsidiaries	1,457	—	53	319	—	1,829
Reclassifications	15	—	(20)	6	—	1
Exchange differences	8	—	—	2	—	10
Balance as of December 31, 2019	(2,968)	(239)	(1,030)	(2,955)	—	(7,192)
Depreciation	(1,572)	(215)	(297)	(1,860)	—	(3,944)
Disposals	576	—	40	—	—	616
Balance as of December 31, 2020	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2019	4,417	1,213	478	14,701	646	21,455
Balance as of December 31, 2020	4,456	998	232	13,239	3,852	22,777
Depreciation of property and equipment is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $3.9 million, $3.2 million and $2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

12.     Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $000s
Balance as of January 1, 2019	5,067
Additions	400
Deconsolidation of subsidiary	(4,842)
Balance as of December 31, 2019	625
Additions	275
Balance as of December 31, 2020	900

Accumulated amortization	Licenses $000s
Balance as of January 1, 2019	(1,987)
Amortization	(117)
Deconsolidation of subsidiary	2,104
Balance as of December 31, 2019	—
Amortization	(1)
Balance as of December 31, 2020	(1)

Intangible assets, net	Licenses $000s
Balance as of December 31, 2019	625
Balance as of December 31, 2020	899
These intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually. The Company tested such assets for impairment as of balance sheet date and concluded that none were impaired. During the year ended December 31, 2019, Vor, Karuna and Gelesis were deconsolidated and as such $2.7 million in net assets were derecognized.
Amortization expense was included in the Research and development expenses line item in the accompanying Consolidated Statements of Comprehensive Income/(Loss). Amortization expense, recorded using the straight-line method, was approximately $0.0 million, $0.1 million and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.
13.     Other Financial Assets
Other financial assets consist of restricted cash held, which represents amounts that are reserved as collateral against letters of credit with a bank that are issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. Information regarding restricted cash was as follows:

	2020 $000s	2019 $000s
As of December 31,
Restricted cash	2,124	2,124
Total other financial assets	2,124	2,124

14.     Equity
Total equity for PureTech as of December 31, 2020, and 2019 was as follows:

	December 31, 2020 $000s	December 31, 2019 $000s
Equity
Share capital, £0.01 par value, issued and paid 285,885,025 and 285,370,619 as of December 31, 2020 and 2019, respectively	5,417	5,408
Merger Reserve	138,506	138,506
Share premium	288,978	287,962
Translation reserve	469	—
Other reserves	(24,050)	(18,282)
Retained earnings/(accumulated deficit)	260,429	254,444
Equity attributable to owners of the Group	669,748	668,038
Non-controlling interests	(16,209)	(17,640)
Total equity	653,539	650,398
Changes in share capital and share premium relate primarily to incentive options exercises during the period.
Shareholders are entitled to vote on all matters submitted to shareholders for a vote. Each ordinary share is entitled to one vote. Each ordinary share is entitled to receive dividends when and if declared by the Company’s Directors. The Company has not declared any dividends in the past.
On June 18, 2015, the Company acquired the entire issued share capital of PureTech LLC in return for 159,648,387 Ordinary Shares. This was accounted for as a common control transaction at cost. It was deemed that the share capital was issued in line with movements in share capital as shown prior to the transaction taking place. In addition, the merger reserve records amounts previously recorded as share premium.
Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statements of Comprehensive Income/(Loss) as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.
15.     Subsidiary Preferred Shares
IFRS 9 addresses the classification, measurement, and recognition of financial liabilities. Preferred shares issued by subsidiaries and affiliates often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument.This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary’s charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
The Group recognizes the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes and derivatives converted into preferred shares.
The balance as of December 31, 2020 and 2019 represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

	2020 $000s	2019 $000s
As of December 31,
Entrega	1,291	3,222
Follica	12,792	11,663
Sonde	12,821	7,212
Vedanta Biosciences	92,068	78,892
Total subsidiary preferred share balance	118,972	100,989
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of December 31, 2020 and 2019, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

	2020 $000s	2019 $000s
As of December 31,
Entrega	2,216	2,216
Follica	6,405	6,405
Sonde	12,000	7,250
Vedanta Biosciences	86,161	77,161
Total minimum liquidation preference	106,782	93,032
For the years ended December 31, 2020 and 2019 the Group recognized the following changes in the value of subsidiary preferred shares:

$000s
Balance as of January 1, 2019	217,519
Adjustment to preferred shares due to adoption of IFRS 9	—
Issuance of new preferred shares	51,048
Conversion of convertible notes	4,894
Increase in value of preferred shares measured at fair value	33,636
Finance costs	1,458
Deconsolidation of subsidiary	(207,346)
Other	(108)
Cash Distribution	(112)
Balance as December 31, 2019 and January 1, 2020	100,989
Issuance of new preferred shares	13,750
Increase in value of preferred shares measured at fair value	4,234
Balance as December 31, 2020	118,972
2020
In January 2020 and April 2020, Sonde Health issued and sold shares of Series A-2 preferred shares for aggregate proceeds of $4.8 million, of which none was contributed by PureTech.
In April 2020 and July 2020, Vedanta issued and sold shares of Series C-2 preferred shares for aggregate proceeds of $9.0 million, of which none was contributed by PureTech.
2019
On March 15, 2019, Karuna was deconsolidated. As of deconsolidation, the fair value of Karuna’s preferred share liability was $31.7 million.
On April 4, 2019, Sonde Health issued and sold shares of Series A-2 preferred shares for aggregate proceeds of $11.1 million, of which $5.3 million was contributed by outside investors. Approximately $5.8 million of outstanding principal and interest on convertible promissory notes issued by Sonde to PureTech converted into Series A-2 preferred shares in this financing in accordance with their terms. On August 29, 2019, Sonde sold an additional 1,052,632 shares of its Series A-2 preferred shares for aggregate proceeds of $2.0 million. It has been determined that these shares are liability classified and contain a liability classified embedded derivative. This embedded derivative is a conversion feature which can result in settlement in a variable number of shares. The instrument is not bifurcated and is measured in whole at fair value through the profit and loss.
In April 2019, Gelesis completed further closings of its Series 2 Growth financing issuing 799,894 shares for proceeds of $10.2 million, of which $8.6 million was contributed by outside investors and $1.7 million was contributed by PureTech.
In March and May 2019, Vedanta completed a second and third closing of its Series C preferred shares financing for aggregate proceeds of $18.7 million. PureTech Health did not participate in either closing. It has been determined that these shares are liability classified and contain a liability classified embedded derivative. This embedded derivative is a conversion feature which can result in settlement in a variable number of shares. The instrument is not bifurcated and is measured in whole at fair value through the profit and loss.
On July 1, 2019, Gelesis was deconsolidated. As of deconsolidation, the fair value of Gelesis’ preferred share liability was $175.6 million.
On July 19, 2019, all of the outstanding notes, plus accrued interest, issued by Follica converted into 17,639,204 shares of Series A-3 Preferred Shares and 14,200,044 shares of common share pursuant to a Series A-3 Note Conversion Agreement between Follica and the noteholders. Third parties held 2,422,990 A-3 preferred shares following the conversion. It has been determined that these shares are liability classified and contain a liability classified embedded derivative. This embedded derivative is a conversion feature which can result in settlement in a variable number of shares. The instrument is not bifurcated and is measured in whole at fair value through the profit and loss.

In September 2019, Vedanta received $16.6 million from outside investors through the issuance of its Series C-2 preferred shares in two separate closings. The issuances provided for the purchase of 711,772 Series C-2 shares at a purchase price of $23.38. PureTech Health did not participate in either closing. It has been determined that these shares are liability classified and contain a liability classified embedded derivative. This embedded derivative is a conversion feature which can result in settlement in a variable number of shares. The instrument is not bifurcated and is measured in whole at fair value through the profit and loss.
16.     Financial Instruments
The Group’s financial instruments consist of financial liabilities, including preferred shares, convertible notes, warrants and loans payable, as well as financial assets classified as assets held at fair value.
Fair Value Process
For financial instruments measured at fair value under IFRS 9 the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocatable equity of each entity within the Group was determined using a discounted cash flow income approach, replacement cost/asset approach, market scenario approach, or market backsolve approach through a recent arm’s length financing round. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value.
Market – Scenario	The market scenario method is based on guideline transaction prices and multiples of similar public and private companies in initial public offerings and mergers and acquisitions.
Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
Asset/Cost	The asset/cost approach considers reproduction or replacement cost as an indicator of value.
During the years ended December 31, 2020 and 2019 at each measurement date, the total fair value of preferred shares, warrants and convertible note instruments, including embedded conversion rights that are not bifurcated, was determined using the following allocation methods: option pricing model (“OPM”), probability-weighted expected return method (“PWERM”) or Hybrid allocation framework. The methods are detailed as follows:

Allocation Method	Description
OPM	The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock.
Current Value	The enterprise value determined as of the valuation date is allocated to different classes of security based upon their rights and preferences.
Common Stock Equivalent	Every share is treated equally and the equity value derived is allocated assuming full conversion of preferred shares into common stock at the applicable conversion rate.
PWERM	Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.
Hybrid	The hybrid method (“HM”) is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.
Valuation policies and procedures are regularly monitored by the Company’s finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis and any third-party valuations are reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3	Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation.
Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed and the differences could be significant.
COVID-19 Consideration

At December 31, 2020, the Group assessed certain key assumptions within the valuation of its unquoted instruments and considered the impact of the COVID-19 pandemic on all unobservable inputs (Level 3). The assumptions considered with respect to COVID-19 included but were not limited to the following: exit scenarios and timing, discount rates, revenue assumptions as well as volatilities. The Group views any impact of the COVID-19 pandemic on its unquoted instruments as immaterial as of December 31, 2020.
Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes
The following table summarizes the changes in the Group’s subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s	Subsidiary Convertible Notes $000s
Balance at January 1, 2018	215,635	11,343
Value at issuance	54,537	5,824
Conversion	7,930	(7,581)
Deconsolidation of preferred shares	(36,517)	—
Change in fair value	(24,066)	(128)
Balance at December 31, 2018 and January 1, 2019	217,519	9,458
Value at issuance	51,048	1,607
Conversion to preferred	4,894	(4,894)
Conversion to common	—	(2,418)
Deconsolidation	(207,346)	(5,017)
Change in fair value	33,636	1,389
Finance Costs	1,458	—
Other	(112)	—
Cash distribution	(108)	—
Balance at December 31, 2019 and January 1, 2020	100,989	125
Value at issuance	13,750	25,000
Change in fair value	4,234	—
Balance at December 31, 2020	118,972	25,125
The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2020 in the fair value measurement of the Group’s material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2020	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
92,068	Market – Backsolve & Hybrid allocation	Estimated time to exit	0.88	Fair value increase
		Discount rate	30.0%
		Volatility	95.0%
14,083	Income – DCF & OPM allocation	Estimated time to exit	2.89	Fair value increase
		Discount rate	19.7%
		Terminal value growth rate	(2.8)%	Fair value decrease
		Volatility	56.8%	Fair value increase
12,821	Cost Approach & OPM allocation	Estimated time to exit	2.00	Fair value increase
		Discount rate	29.4%
		Volatility	40.0%
Subsidiary Preferred Shares Sensitivity
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s subsidiary preferred shares liabilities, as well as that with respect to the enterprise value of the underlying subsidiary in general (Please refer to Note 15):

Input	Subsidiary Preferred Share Liability
As of December 31, 2020	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Subsidiary Enterprise Value	-2%	(2,146)
	+2%	2,194
Time to Liquidity	'-6 Months	5,815
	'+6 Months	(5,437)

Discount Rate	-5%	12,227
	+5%	(5,779)
Financial Assets Held at Fair Value
Karuna Valuation
Karuna (Nasdaq: KRTX) is a listed entity on an active exchange and as such the fair value for the year ended December 31, 2020 was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.
Akili, Gelesis and Vor Valuation
In accordance with IFRS 9, the Company accounts for its preferred share investments in Akili, Gelesis and Vor as financial assets held at fair value through the profit and loss. During the year ended December 31, 2020, the Company recorded its investment at fair value and recognized a gain of $41.3 million that was recorded to the Consolidated Statements of Comprehensive Income/(Loss) on the line item Gain/(loss) on investments held at fair value.
The following table summarizes the changes in the Group’s investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

$'000s
Balance at January 1, 2018	1,449
Deconsolidation of Akili	70,748
Gain/(Loss) on changes in fair value	12,966
Balance at December 31, 2018 and January 1, 2019	85,163
Deconsolidation of Vor	12,028
Deconsolidation of Karuna	77,373
Deconsolidation of Gelesis	49,170
Reclass of Karuna to Associate	(118,006)
Gain/(Loss) on changes in fair value	48,867
Issuance of note receivable	6,480
Conversion of note receivable	(6,630)
Balance at December 31, 2019 and January 1, 2020	154,445
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Gain/(Loss) on changes in fair value	41,297
Balance as of December 31, 2020 before allocation of associate gain/(loss) to long-term interest	206,892
Share of associate loss allocated to long-term interest (please refer to Note 6)	(23,006)
Balance as of December 31, 2020 after allocation of associate gain/(loss) to long-term interest	183,886
The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2020 in the fair value measurement of the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2020	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
204,379	Market – Scenario & Hybrid allocation	Estimated time to exit	1.73	Fair value increase
		Exit valuation multiples	2.19	Fair value decrease
		Discount rate	28.0%	Fair value increase
		Discount for lack of marketability ("DLOM")	10.0%
		Volatility	65.0%
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s investments held at fair value, as well as that with respect to the enterprise value of the underlying investee in general (Please refer to Note 5):

Input	Investments Held at Fair Value
As of December 31, 2020	Sensitivity Range	Financial Asset Increase/ (Decrease) $000s
Investee Enterprise Value	-2%	(3,915)
	+2%	3,886
Time to Liquidity	'-6 Months	22,828
	'+6 Months	(20,005)
Discount Rate	-5%	11,691
	+5%	(10,689)

Warrants
Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of shares and are not fixed-for-fixed. The following table summarizes the changes in the Group’s subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy:

Subsidiary Warrant Liability $000s
Balance at January 1, 2018	13,095
Change in fair value	(83)
Balance at December 31, 2018 and January 1, 2019	13,012
Warrant Issuance	4,706
Gelesis Deconsolidation	(21,611)
Change in fair value	11,890
Balance at December 31, 2019 and January 1, 2020	7,997
Warrant Issuance	92
Change in fair value	117
Balance at December 31, 2020	8,206
The change in fair value of warrants are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).
In June 2019, Gelesis amended their existing license and patent agreement with One S.r.l. As a result of the amendment Gelesis issued One S.r.l. a warrant equal to 2.7 percent of as converted shares following the next financing round. The fair value of the warrant was $4.7 million at issuance. On July 1, 2019, Gelesis deconsolidated and warrant liability of $21.6 million relating to Series A-1, A-3, A-4 and One S.r.l. warrants was derecognized.
In connection with various amendments to its 2010 Loan and Security Agreement, Follica issued Series A-1 preferred share warrants at various dates in 2013 and 2014. Each of the warrants has an exercise price of $0.14 and a contractual term of ten years from the date of issuance. In 2017, in conjunction with the issuance of convertible notes, the exercise price of the warrants was adjusted to $0.07 per share. The change in the fair value of the subsidiary warrants was recorded in finance costs, net in the Consolidated Statements of Comprehensive Income/(Loss). The $8.2 million warrant liability at December 31, 2020 was largely attributable to the outstanding Follica preferred share warrants.
In connection with the September 2, 2020 Oxford Finance LLC loan issuance, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030.
The table below sets out the weighted average of significant unobservable inputs used at December 31, 2020 with respect to determining the fair value of the Group's warrants categorized as Level 3 in the fair value hierarchy:

Assumption/Input	Warrants
Expected term	2.65
Expected volatility	54.9%
Risk free interest rate	0.1%
Expected dividend yield	—%
Estimated fair value of the convertible preferred shares	$3.09
Exercise price of the warrants	$0.27
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s warrant liabilities:

Input	Warrant Liability
As at December 31	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Discount Rate	-5%	7,279
	+5%	(3,321)
Fair Value Measurement and Classification
The fair value of financial instruments by category at December 31, 2020 and 2019:

	2020
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
U.S. treasuries[1]	—	—	—	—	—	—
Money Markets[2]	394,143	—	394,143	—	—	394,143
Investments held at fair value[3]	553,167	—	346,275	—	206,892	553,167

Trade and other receivables[4]	2,558	—	—	2,558	—	2,558
Total financial assets	949,867	—	740,417	2,558	206,892	949,867
Financial liabilities:
Subsidiary warrant liability	—	8,206	—	—	8,206	8,206
Subsidiary preferred shares	—	118,972	—	—	118,972	118,972
Subsidiary notes payable	—	26,455	—	1,330	25,125	26,455
Total financial liabilities	—	153,633	—	1,330	152,303	153,633
1    Issued by governments and government agencies, as applicable, all of which are investment grade.
2    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
3    Balance prior to share of associate loss allocated to long-term interest (please refer to Note 6).
4    Outstanding receivables are owed primarily by corporations and government agencies, virtually all of which are investment grade.

	2019
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
U.S. treasuries[1]	30,088	—	30,088	—	—	30,088
Money Markets[2]	106,586	—	106,586	—	—	106,586
Investments held at fair value	714,905	—	560,460	—	154,445	714,905
Loans and receivables:
Trade and other receivables[3]	1,977	—	—	1,977	—	1,977
Total financial assets	853,556	—	697,134	1,977	154,445	853,556
Financial liabilities:
Subsidiary warrant liability	—	7,997	—	—	7,997	7,997
Subsidiary preferred shares	—	100,989	—	—	100,989	100,989
Subsidiary notes payable	—	1,455	—	1,455	—	1,455
Total financial liabilities	—	110,441	—	1,455	108,986	110,441
1    Issued by governments and government agencies, as applicable, all of which are investment grade.
2    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
3    Outstanding receivables are owed primarily by corporations and government agencies, virtually all of which are investment grade.

17.     Subsidiary Notes Payable
The subsidiary notes payable are comprised of loans and convertible notes. During the years ended December 31, 2020 and 2019, the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

	2020 $000s	2019 $000s
December 31,
Loans	1,330	1,330
Convertible notes	25,125	125
Total subsidiary notes payable	26,455	1,455
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $1.3 million and $1.3 million as of December 31, 2020 and 2019. The accrued interest on such loan balance is presented as Other current liabilities and totaled approximately $0.5 million and $0.4 million as of December 31, 2020 and 2019, respectively.
Convertible Notes
Convertible Notes outstanding were as follows:

	Karuna $000s	Follica $000s	Vedanta $000s	Knode $000s	Appeering $000s	Total $000s
January 1, 2019	2,838	6,495	—	50	75	9,458
Gross principal	1,607	—	—	—	—	1,607
Change in fair value	572	817	—	—	—	1,389
Conversion to preferred	—	(4,894)	—	—	—	(4,894)
Conversion to common	—	(2,418)	—	—	—	(2,418)
Deconsolidation	(5,017)	—	—	—	—	(5,017)
December 31, 2019 and January 1, 2020	—	—	—	50	75	125
Gross principal	—	—	25,000	—	—	25,000
Change in fair value	—	—	—	—	—	—
December 31, 2020	—	—	25,000	50	75	25,125
On March 15, 2019, Karuna was deconsolidated in conjunction with the closing of a Series B Preferred Stock financing and the outstanding convertible note liability of $5.0 million was derecognized.
In May 2017 and September 2017, Follica received $0.5 million and $0.6 million, respectively, from an existing third-party investor through the issuance of convertible notes. The notes bore interest at an annual rate of 10.0 percent, matured 30 days after demand by the holder, were convertible into equity upon a qualifying financing event, and required payment of at least five times the outstanding principal and accrued interest upon a change of control transaction.
On July 19, 2019, all of the outstanding notes, plus accrued interest, issued by Follica converted into 17,639,204 shares of Series A-3 Preferred Stock and 14,200,044 shares of common shares pursuant to a Series A-3 Note Conversion Agreement between Follica and the noteholders. Third parties held 2,422,990 A-3 preferred shares and 1,981,944 common shares following the conversion. The preferred shares are classified as financial liabilities at fair value through the profit and loss. The common shares are accounted for as Non-controlling interests. See Note 18 for further details on such change in non-controlling interests.
On December 30, 2020, Vedanta issued a $25.0 million convertible promissory note to an investor. The note bears interest at an annual rate of 6.0 percent and matures on the first anniversary of the note. Prepayment of the note is not allowed and there is no conversion discount feature on the note. The note mandatorily converts in a Qualified equity financing and a Qualified Public Offering at the current price of the financing or offering, all as defined in the note purchase agreement. In addition, the note allows for optional conversion immediately prior to a Non Qualified public offering, Non Qualified Equity financing, or a Corporate transaction. In the case of a Non qualified financing or a Corporate transaction the note will convert to the preferred shares issued at the time of the last financing round at the price at such financing round. In the event of no conversion prior to a change in control transaction, the note is repaid at one and a half times the outstanding principal plus accrued interest.

18.     Non-Controlling Interest
During the year ended December 31, 2019, the Company deconsolidated three of its subsidiaries which resulted in a change to the composition of its reportable segments. The Company has revised in the 2019 financial statements the 2018 financial information to conform to the presentation as of and for the period ending December 31, 2019. Please refer to Note 4 “Segment Information” for further details regarding reportable segments.
The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment:

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Total $000s
Balance at January 1, 2018	(1,484)	(18,869)	(125,758)	525	(145,586)
Share of comprehensive loss	(7,315)	(10,710)	(8,980)	—	(27,005)
Deconsolidation of subsidiary	—	—	55,168	—	55,168
Equity settled share-based payments	—	2,476	6,345	67	8,888
Balance at December 31, 2018 and January 1, 2019	(8,799)	(27,103)	(73,225)	592	(108,535)
Share of comprehensive loss	(15,264)	(15,862)	(23,953)	—	(55,079)
Deconsolidation of subsidiary	—	—	97,178	—	97,178
Subsidiary note conversion and changes in NCI ownership interest	—	23,049	—	—	23,049
Equity settled share-based payments	—	1,683	—	—	1,683
Purchase of minority interest	24,039	—	—	—	24,039
Other	24	—	—	1	25
Balance at December 31, 2019 and January 1, 2020	—	(18,233)	—	593	(17,640)
Share of comprehensive loss	—	(1,402)	—	(15)	(1,417)
Equity settled share-based payments	—	2,822	—	—	2,822
Other	—	30	—	(6)	24
Balance as of December 31, 2020	—	(16,783)	—	573	(16,210)
The following tables summarize the financial information related to the Group’s subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

	2020
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss
Total revenue	—	5,224	—		5,224
Income/(loss) for the year	—	(55,942)	—	1,073	(54,869)
Other comprehensive income/(loss)	—	—	—		—
Total comprehensive income/(loss) for the year	—	(55,942)	—	1,073	(54,869)
Statement of Financial Position
Total assets	—	68,346	—	(7)	68,339
Total liabilities	—	200,430	—	(14,621)	185,809
Net assets/(liabilities)	—	(132,084)	—	14,615	(117,470)
As of December 31, 2020, Controlled Founded Entities with non-controlling interests primarily include Alivio Therapeutics, Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Alivio Therapeutics, Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 8.1 percent, 19.9 percent, 4.5 percent and 0.4 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

	2019
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s1
Statement of Comprehensive Loss
Total revenue	6,079	1,968	—
Income/(loss) for the year	(24,289)	(26,250)	(47,905)
Other comprehensive income/(loss)	—	—	(10)
Total comprehensive income/(loss) for the year	(24,289)	(26,250)	(47,915)
Statement of Financial Position
Total assets	17,614	5,290	—
Total liabilities	11,510	50,554	—
Net Liabilities	6,104	(45,264)	—
1    Non-Controlled Founded Entities non-controlling interest calculation does not include equity method accounting, fair value method accounting or the gain on the deconsolidation of subsidiary related to Vor, Karuna, Gelesis, resTORbio or Akili, which is recorded within PureTech Health, LLC. Please refer to Note 5.

	2018
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s1
Statement of Comprehensive Loss
Total revenue	2,195	18,504	20
Income/(loss) for the year	(8,454)	(26,206)	(41,239)
Other comprehensive income/(loss)	—	(214)	(214)
Total comprehensive income/(loss) for the year	(8,454)	(26,420)	(41,453)
1    Non-Controlled Founded Entities non-controlling interest calculation does not include equity method accounting, fair value method accounting or the gain on the deconsolidation of subsidiary related to resTORbio or Akili, which is recorded within PureTech Health, LLC. Please refer to Note 5.

On July 19, 2019 PureTech and a third party investor converted their convertible debt in Follica to Follica Preferred shares (presented as liabilities) and Follica common shares. The amount of convertible debt converted by the third party investor into Follica common shares amounted to $2.4 million (see also Note 16). As a result of the conversion Follica NCI share (in Follica common stock) was reduced from 68 percent to 19.9 percent, which resulted in a reduction in the NCI share in Follica’s shareholders’ deficit of $19.9 million. The excess of the change in the book value of NCI ($19.9 million noted above) over the contribution made by NCI ($2.4 million) amounted to $17.5 million and was recorded as a loss directly in shareholders’ equity.
During 2019 a subsidiary of the Company fully funded by the Company ceased its operations and became inactive. This resulted in a change in the NCI share in the subsidiary deficit. As a result the Company recorded a loss directly in equity of $3.1 million.
On October 1, 2019, PureTech acquired the remaining 10.0 percent of minority non-controlling interests of PureTech LYT, Inc. (previously named Ariya Therapeutics, Inc.), increasing its ownership from 90.0 percent to 100.0 percent. In consideration for the acquisition of minority interests, PureTech issued 2,126,338 shares of common shares. The fair value of the shares issued in consideration for the minority non-controlling interest amounted to $9.1 million. The carrying amount of the non-controlling interest at the acquisition was a $24.0 million deficit and the excess of the consideration paid over the book value of the non-controlling interest of approximately $33.1 million was recorded directly in shareholders’ equity.
19.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

	2020 $000s	2019 $000s
As of December 31
Trade payables	8,871	11,098
Accrued expenses	9,090	8,651
Income tax payable	1,260	93
Other	2,606	—
Total trade and other payables	21,826	19,842

20.     Long-term loan
In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments for the initial 24 months. The loan also carries a Final fee upon full repayment of 7.0 percent of the original principal or $1.1 million. For loan consideration, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $14.8 million as of December 31, 2020.
The following table summarizes long-term loan obligations as at December 31, 2020 and 2019:

	Long-term loan
	2020 $000s	2019 $000s

Balance at January 1,	—	—
Net loan proceeds	14,720	—
Accrued interest	496	—
Interest paid	(296)	—
Reclassification of accrued interest to other current liabilities	(102)	—
Balance at December 31,	14,818	—
The following table summarizes Vedanta's principal payments for the long-term loan as of December 31, 2020:

Balance Type	2021	2022	2023	2024	2025	Total
Principal	—	1,491	4,721	5,112	3,676	15,000
Unamortized loan discount and issuance costs	—	—	—	—	—	(182)
Total	—	1,491	4,721	5,112	3,676	14,818
21.     Leases
The activity related to the Group’s right of use asset and lease liability for the year ended December 31, 2020 and 2019 is as follows:

	Right of use asset, net
	2020 $000s	2019 $000s

Balance at January 1,	22,383	10,353
Additions	—	19,434
Subleases	—	(2,580)
Depreciation	(2,699)	(3,237)
Adjustments	414	—
Deconsolidated	—	(1,587)
Balance at December 31,	20,098	22,383

	Total lease liability
	2020 $000s	2019 $000s

Balance at January 1,	37,843	10,995
Additions	—	30,305
Cash paid for rent (principal + interest)	(5,263)	(4,173)
Interest expense	2,354	2,495
Adjustments	414	—
Deconsolidated	—	(1,779)
Balance at December 31,	35,348	37,843
The following details the short term and long-term portion of the lease liability as at December 31, 2020 and 2019:

	Total lease liability
	2020 $000s	2019 $000s

Short-term Portion of Lease Liability	3,261	2,929
Long-term Portion of Lease Liability	32,088	34,914
Total Lease Liability	35,348	37,843
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2020 $000s

Less than one year	5,422
One to two years	5,609
Two to three years	6,275
Three to four years	6,489
Four to five years	5,101
More than five years	16,452
Total undiscounted lease maturities	45,348
Interest	10,000
Total lease liability	35,348
During the year ended December 31, 2019, PureTech entered into a lease agreement for certain premises consisting of approximately 50,858 rentable square feet of space located at 6 Tide Street. The lease commenced on April 26, 2019 (“Commencement Date”) for an initial term consisting of ten years and three months and there is an option to extend for two consecutive periods of five years each. The Company assessed at lease commencement date whether it is reasonably certain to exercise the extension options and deemed such options not reasonably certain to be exercised. The Company will reassess whether it is reasonably certain to exercise the options only if there is a significant event or significant changes in circumstances within its control.
On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company’s former offices at the 501 Boylston Street building. The sublessee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease and the Group, therefore, derecognized the right of use asset and recognized a lease receivable at inception of the sublease. As of December 31, 2020 the balances related to the sublease were as follows:

Total lease receivable $000s

Short-term Portion of Lease Receivable	381
Long-term Portion of Lease Receivable	1,700
Total Lease Receivable	2,082
The following table details the future maturities of the lease receivable, showing the undiscounted lease payments to be received after the reporting date:

2020 $000s

Less than one year	494
One to two years	504
Two to three years	513
Three to four years	523
Four to five years	353
More than five years	—
Total undiscounted lease receivable	2,387
Unearned Finance income	305
Net investment in the lease	2,082
On August 6, 2019, PureTech executed a sublease agreement with Dewpoint Therapeutics, Inc. (“Dewpoint”). The sublease is for approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, where the Company’s offices are currently located. Dewpoint obtained possession of the premises on September 1, 2019 with a rent period term that began on September 1, 2019 and expires on August 31, 2021. The sublease was determined to be an operating lease.
Rental income recognized by the Company during the year ended December 31, 2020 was $1.08 million and is included in the Other income/(expense) line item in the Consolidated Statements of Comprehensive Income/(Loss). The following table details the future payments under the sublease, showing the undiscounted lease payments to be received after the reporting date:

2020 $000s

Less than one year	722
Total	722
Total rent expense under the Group's operating leases was approximately $2.5 million during the year ended December 31, 2018. Rent expense is included in the General and administrative expenses line item in the Consolidated Statements of Comprehensive Income/(Loss).
22.     Capital and Financial Risk Management
Capital Risk Management

The Group's capital and financial risk management policy is to maintain a strong capital base so as to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has some external debt and no material externally imposed capital requirements. The Group’s share capital is clearly set out in Note 14.
Management continuously monitors the level of capital deployed and available for deployment in the Internal and Parent segments as well as at Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position.
The Group’s Directors have overall responsibility for establishment and oversight of the Group's capital and risk management framework. The Group is exposed to certain risks through its normal course of operations. The Group’s main objective in using financial instruments is to promote the development and commercialization of intellectual property through the raising and investing of funds for this purpose. The Group’s policies in calculating the nature, amount and timing of investments are determined by planned future investment activity. Due to the nature of activities and with the aim to maintain the investors’ funds as secure and protected, the Group’s policy is to hold any excess funds in highly liquid and readily available financial instruments and maintain insignificant exposure to other financial risks.
COVID-19
In December 2019, illnesses associated with COVID-19 were reported and the virus has since caused widespread and significant disruption to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. The Group's operations, financial condition and results have not been significantly impacted during the year ended December 31, 2020 as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, the Group has taken swift action to ensure the safety of employees and other stakeholders. The Group continues to monitor the latest developments regarding the COVID-19 pandemic on business, operations, and financial condition and results, and have made certain assumptions regarding the pandemic for purposes of the Group's operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Group is unable to accurately predict the extent of the impact of the pandemic on the business, operations, and financial condition and results in future periods due to the uncertainty of future developments. The Group is focused on all aspects of the business and is implementing measures aimed at mitigating issues where possible including by using digital technology to assist operations for R&D and enabling functions.
Credit Risk
The Group has exposure to the following risks arising from financial instruments:
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, investments held at fair value and trade and other receivables. The Group held the following balances:

	2020 $000s	2019 $000s
As of December 31
Cash and cash equivalents	403,881	132,360
Short-term investments	—	30,088
Trade and other receivables	2,558	1,977
Total	406,438	164,425
The Group invests its excess cash in U.S. Treasury Bills, U.S. debt obligations and money market accounts, which the Group believes are of high credit quality. Further the Group's cash, cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.
The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets that are neither past due nor impaired is assessed by historical and recent payment history, counterparty financial position, reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses owing largely to a small number of counterparties and the high credit quality of such counterparties.
The aging of trade and other receivables that were not impaired at December 31 is as follows:

As of December 31	2020 $000s	2019 $000s
Neither past due or impaired	2,558	1,977
Total	2,558	1,977
Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group actively manages its risk of a funds shortage by closely monitoring the maturity of its financial assets and liabilities and projected cash flows from operations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Due to the nature of these financial liabilities, the funds are available on demand to provide optimal financial flexibility.
The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2020 and 2019 based on contractual undiscounted payments:

As of December 31	2020
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s
Long-term loan	14,818	296	905	18,780	19,981
Subsidiary notes payable	26,455	1,455	25,000	—	26,455
Trade and other payables	21,826	21,826	—	—	21,826
Warrants[2]	8,206	8,206	—	—	8,206
Subsidiary preferred shares (Note 15)[1]	118,972	118,972	—	—	118,972
Total	190,278	150,756	25,905	18,780	195,441

As of December 31	2019
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s
Subsidiary notes payable	1,455	1,455	—	—	1,455
Trade and other payables	19,842	19,842	—	—	19,842
Warrants[2]	7,997	7,997	—	—	7,997
Subsidiary preferred shares (Note 15)[1]	100,989	100,989	—	—	100,989
Total	130,283	130,283	—	—	130,283
1    Redeemable only upon a liquidation or Deemed liquidation event, as defined in the applicable shareholder documents.
2    Warrants issued by subsidiaries to third parties to purchase preferred shares.
Interest Rate Sensitivity
As of December 31, 2020, the Group had cash and cash equivalents of $403.9 million. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and U.S. debt obligations and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.
Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 15, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, which shall be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group’s strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable the Group to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to credit losses and ultimately dissolution or liquidation. Accordingly, the Group views exposure to 3rd party preferred share liability as low. Please refer to Notes 15 and 16 for further information regarding the Group's exposure to Controlled Founded Entity Investments.
Non-Controlled Founded Entity Investments
The Group maintains certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1). The Group's exposure to investments held at fair value is $530.2 million as of December 31, 2020 and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an Associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2020, Gelesis was the only associate. The carrying amount of the investment in Gelesis as an associate was zero. Accordingly, the Group does not view this as a risk. Please refer to Notes 5,6 and 16 for further information regarding the Group's exposure to Non-Controlled Founded Entity Investments.
Equity Price Risk
As of December 31, 2020, the Group held 3,406,564 common shares of Karuna. The fair value of the Group's investment in the common stock of Karuna was $346.1 million .
The investment in Karuna is exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna common shares as of December 31, 2020 would have been a loss of approximately $34.6 million recognized as a component of Other income (expense) in the Consolidated Statements of Comprehensive Income/(Loss).
Foreign Exchange Risk
The Group maintains consolidated financial statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods. See Note 9.
The Group recorded foreign currency losses in respect of foreign operations of $0.5 million, $0.0 million and $0.2 million for the periods ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively, which are included within Other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Income/(Loss).
The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes. Instruments that may be used to hedge future risks include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that the Group will be fully protected against material foreign currency fluctuations.
23.     Commitments and Contingencies
The Group is party to certain licensing agreements where the Company is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2020 these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. Many of these milestone events are remote of occurring. As of December 31, 2020 payments in respect of developmental milestones that are dependent on events that are outside the control of the company but are reasonably possible to occur amounted to approximately $5.3 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 12.
The Company is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of December 31, 2020 the noncancellable commitments in respect of such contracts amounted to approximately $5.1 million.

24.     Related Parties Transactions
Related Party Subleases
During 2019, PureTech executed sublease agreements with a related party Gelesis. Please refer to Note 21 for further details regarding the sublease.
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group. The key management personnel compensation of the Group was as follows for the years ended December 31:

	2020 $000s	2019 $000s	2018 $000s
As of December 31
Short-term employee benefits	4,833	5,543	3,998
Share-based payments	5,822	2,774	3,062
Total	10,656	8,317	7,060
Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods.
Convertible Notes Issued to Directors
Certain members of the Group have invested in convertible notes issued by the Group’s subsidiaries. As of December 31, 2020, 2019 and 2018, the outstanding related party notes payable totaled $89 thousand, $84 thousand and $79 thousand, respectively, including principal and interest.
The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 17.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at December 31, 2020:

	Business Name (Share Class)	Number of shares held as of December 31, 2020	Number of options held as of December 31, 2020	Ownership Interest¹
Directors:
Ms Daphne Zohar²	Gelesis (Common)	59,443	1,339,114	5.10%
Dame Marjorie Scardino	—	—	—	—%
Kiran Mazumdar-Shaw	—	—	—	—%
Dr Robert Langer	Entrega (Common)	—	332,500	4.24%
	Alivio (Common)	—	1,575,000	6.14%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	3.00%
	Gelesis (Common)	—	20,000	0.10%

Dr John LaMattina[4]	Akili (Series A-2 Preferred)	37,372	—	0.15%
	Akili (Series C Preferred)	11,755	—	0.05%
	Gelesis (Common)[4]	51,070	—	0.20%
	Gelesis (Common)[5]	—	83,050	0.30%
	Gelesis (Series A-1 Preferred)[4]	49,253	—	0.20%
	Vedanta Biosciences (Common)	—	25,000	0.22%
Mr Christopher Viehbacher	—	—	—	—%
Mr Stephen Muniz	Gelesis (Common)[5]	—	20,000	0.10%
Senior Managers:
Dr Bharatt Chowrira	Karuna (Common)[5]	10,000	—	0.04%
Dr Eric Elenko	—	—	—	—%
Dr Joep Muijrers	—	—	—	—%
Dr. George Farmer	—	—	—	—%
Dr Joseph Bolen	Vor (Common)	—	125,000	0.04%
1    Ownership interests as of December 31, 2020 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Common shares and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms Zohar recuses herself from any and all material decisions with regard to Gelesis.
3    Shares held through Dr Bennett Shapiro and Ms Fredericka F. Shapiro, Joint Tenants with Right of Survivorship.
4    Dr John and Ms Mary LaMattina hold 50,540 shares of common shares and 49,524 shares of Series A-1 preferred shares in Gelesis. Individually, Dr LaMattina holds 530 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount of $50,000.
5    Options to purchase the listed shares were granted in connection with the service on such founded entity’s Board of Directors and any value realized therefrom shall be assigned to PureTech Health, LLC.
Directors and senior managers hold 23,245,840 ordinary shares and 8.1 percent voting rights of the Company as of December 31, 2020. This amount excludes options to purchase 3,459,344 ordinary shares. This amount also excludes 6,204,268 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2020, 2019 and 2018. Such shares will be issued to such senior managers in future periods provided that performance conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.
25.     Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2020, 2019 and 2018, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Company owned greater than 80 percent of the vote and value. For the years ended December 31, 2020, 2019 and 2018, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Company owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.
Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Deferred taxes are recognized in Consolidated Statements of Comprehensive Income/(Loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.
Amounts recognized in Consolidated Statements of Comprehensive Income/(Loss):

	2020 $000s	2019 $000s	2018 $000s
As of December 31
Income/(loss) for the year	4,568	366,065	(70,659)
Income tax expense/(benefit)	14,401	112,409	2,221
Income/(loss) before taxes	18,969	478,474	(68,438)
Recognized income tax expense/(benefit):

	2020 $000s	2019 $000s	2018 $000s
As of December 31
Federal	21,796	—	2
Foreign	—	—	—
State	—	—	496
Total current income tax expense/(benefit)	21,796	—	498
Federal	(7,349)	83,776	2,034
Foreign	—	—	(311)
State	(46)	28,633	—
Total deferred income tax expense/(benefit)	(7,395)	112,409	1,723
Total income tax expense/(benefit), recognized	14,401	112,409	2,221
The tax expense was $14.4 million, $112.4 million and $2.2 million in 2020, 2019 and 2018 respectively. The decrease in tax expense is primarily the result of the decrease in profit before tax.
Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2020		2019		2018
As of December 31	$000s	%	$000s	%	$000s	%
Weighted-average statutory rate	3,984	21.00	97,183	21.00	(14,372)	21.00
Effects of state tax rate in U.S.	1,844	9.72	22,111	4.78	(3,267)	4.77
R&D and orphan drug tax credits	(5,642)	(29.74)	(6,321)	(1.37)	(3,268)	4.78
Share-based payment measurement	327	1.73	433	0.09	3,429	(5.01)
Mark-to-market adjustments	919	4.84	3,725	0.80	(3,745)	5.47
Transaction Costs	361	1.91	—	0.00	—	0.00
Interest Expense	(2,258)	(11.91)	1,030	0.22	—	0.00
Executive Compensation	827	4.36	—	0.00	—	0.00
Accretion on preferred shares	—	0.00	—	0.00	22	(0.03)
Deconsolidation adjustments	—	0.00	(13,658)	(2.95)	9,688	(14.16)
Mark-to-market investment in subsidiary	—	0.00	—	0.00	(55)	0.08
Income of partnerships not subject to tax	—	0.00	—	0.00	(78)	0.11
Recognition of deferred tax assets not previously recognized	—	0.00	(6,251)	(1.35)	—	0.00
Current year losses for which no deferred tax asset is recognized	13,948	73.53	14,514	3.14	13,012	(19.01)
Other	91	0.48	(356)	(0.06)	854	(1.25)
	14,401	75.92	112,409	24.29	2,221	(3.25)
The Company is also subject to taxation in the UK but to date no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).
Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2020 $000s	2019 $000s
As of December 31
Operating tax losses	39,901	68,690
Capital loss carryovers	—	2,292
Research credits	10,805	9,931
Share-based payments	5,429	9,711
Deferred revenue	358	1,125
Lease Liability	9,657	10,339
Other temporary differences	2,078	2,117
Deferred tax assets	68,228	104,205
Investment in subsidiaries	(120,676)	(173,069)
ROU asset	(5,491)	(6,115)
Fixed assets	(3,588)	(3,225)
Other temporary differences	(27)	—
Deferred tax liabilities	(129,782)	(182,409)
Deferred tax assets (liabilities), net	(61,554)	(78,204)
Deferred tax liabilities, net, recognized	108,626	115,445

Deferred tax assets, net, recognized	—	(142)
Deferred tax assets (liabilities), net, not recognized	47,072	37,099
We have recognized deferred tax assets related to entities in the U.S. Federal and Massachusetts consolidated return groups due to future reversals of existing taxable temporary differences that will be sufficient to recover the net deferred tax assets. Our remaining deferred tax assets have not been recognized because it is not probable that future taxable profits will be available to support their realizability.
There was movement in deferred tax recognized, which impacted income tax expense by approximately $7.4 million benefit, primarily related to changes in the value of investments. The Company sold a portion of its stock in Karuna during 2020 and was able to partially offset its gains by using various attributes (i.e. net operating losses, research and development credits, etc.) resulting in current tax expense of $21.8 million.
The Company had U.S. federal net operating losses carry forwards (“NOLs”) of approximately $169.7 million, $243.0 million and $238.1 million as of December 31, 2020, 2019 and 2018, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $101.9 million which is not subject to expiration. The Company had U.S. Federal research and development tax credits of approximately $3.9 million, $7.4 million and $6.7 million as of December 31, 2020, 2019 and 2018, respectively, which are available to offset future taxes that expire at various dates through 2040. The Company also had Federal Orphan Drug credits of approximately $5.2 million and $3.7 million as of December 31, 2020 and 2019, which are available to offset future taxes that expire at various dates through 2040. A portion of these Federal NOLs and credits can only be used to offset the profits from the Company’s subsidiaries who file separate Federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Company had Massachusetts net operating losses carry forwards (“NOLs”) of approximately $67.4 million, $273.0 million and $179.5 million for the years ended December 31, 2020, 2019 and 2018, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Company had Massachusetts research and development tax credits of approximately $2.1 million, $1.6 million and $1.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, which are available to offset future taxes and expire at various dates through 2035. These NOLs and credits are subject to review and possible adjustment by the Massachusetts Department of Revenue.
Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company notes that a 382 analysis was performed through December 31, 2020. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Company’s tax attributes which are subject to a restrictive Section 382 limitation have been recognized in the financial statements.
Uncertain Tax Positions
The Company has no uncertain tax positions as of December 31, 2020. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.
26.     Sale of assets
In February 2018, The Sync Project, Inc. (“Sync”) entered into an asset purchase agreement with Bose Corporation for the sale of certain assets and liabilities. The total aggregate purchase price was $4.5 million, consisting of approximately $4.0 million paid at closing and $0.5 million in cash deposited into escrow to be held for 12 months in order to secure the indemnification obligations of Sync after the closing date.
PureTech Health derecognized certain assets and liabilities based on their historical costs. The excess of the consideration transferred over the historical costs of the assets and liabilities resulted in a gain of approximately $4.0 million, which was recorded to the line item “Gain/(loss) on disposal of assets” on the accompanying Consolidated Statements Comprehensive Income/(Loss) for the year ended December 31, 2018.
Additionally, as part of the derecognition, the Company and certain preferred shareholders received a cash distribution of approximately $3.3 million during the year ended December 31, 2018. During the year ended December 31, 2019, certain preferred shareholders received further cash distributions of $0.1 million. As of December 31, 2020, no remaining third party obligations remained.
27.     Tal Merger Agreement
During the year ended December 31, 2018, Tal Medical, Inc. (“Tal”) a subsidiary of the Group entered into an option agreement with a third party, through which the third party was given the option to acquire substantially all of Tal’s assets. The option was contingent on the third party raising gross proceeds of $15.0 million prior to January 1, 2019 (the option expiration date). Upon the expiration of the option all external investors, not including PureTech, would be entitled to a distribution equal to the cash on hand on the date of expiration, and Tal’s operations would wind down. As of December 31, 2018, the minimum gross proceeds were not raised, resulting in the option expiring. As a result, the preferred shares were adjusted to the cash distribution the external investors were entitled to, which totaled $0.1 million, resulting in gain of $11.0 million being recognized in Finance income/(costs) – fair value accounting line of the Consolidated Statements of Comprehensive Income/(Loss) for the year ended December 31, 2018. In 2019 a merger was executed between PureTech and Tal wherein PureTech became the sole shareholder of Tal following the liquidation of all assets. In 2019, certain preferred shareholders received distributions of $0.1 million in connection with the merger. As of December 31, 2019 and 2020 Tal was an inactive entity in the Group’s Parent segment.

28.     Subsequent Events
The Company has evaluated subsequent events after December 31, 2020, the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these consolidated financial statements or notes thereto, except for the following:
OnJanuary 8, 2021, PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 shares.
On February 9, 2021, Vor closed its initial public offering of 9,828,017 shares at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock.
On February 9, 2021, PureTech Health sold 1,000,000 common shares of Karuna for aggregate proceeds of $118.0 million. Following the sale PureTech holds 2,406,564 shares of Karuna common stock, representing 8.2 percent of Karuna common stock.