Form 20-F
period 2021-12-31
PureTech Health plc
filed 2022-04-26
CIK 1782999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
E-mail: ir@puretechhealth.com
c/o PureTech Health LLC
6 Tide Street, Suite 400
Boston, Massachusetts 02210
United States
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 287,796,585 outstanding as of December 31, 2021.
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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
•the success, cost and timing of our clinical development of our Wholly Owned Programs, including the progress of, and results from, our preclinical and clinical trials of LYT-100, LYT-200, LYT-210, LYT-300, LYT-510, LYT-500, LYT-503/IMB-150, our discovery programs (Glyph, Orasome and our meningeal lymphatics discovery research program) and other potential product candidates within our Wholly Owned Programs;
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
•As of December 31, 2021, we had never generated revenue from the therapeutic candidates within our Wholly Owned Pipeline, and we may never be operationally profitable.
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
•Use of the therapeutic candidates within our Wholly Owned Pipeline or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
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
•If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any therapeutic candidates we may develop, we may not be successful in commercializing those therapeutic candidates if and when they are approved.
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
•We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.
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
•If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
•We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property.
•The COVID-19 pandemic has impacted, and will likely continue to impact, our business, including our clinical trials and preclinical studies, and may materially and adversely affect our business in the future.
•We may not be successful in our efforts to develop LYT-100 for the treatment of Long COVID respiratory complications and related sequelae.
•Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business.
•Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates across the brain, immune and gastrointestinal therapeutic areas. Delay or failure to advance our programs could adversely impact our business.
•Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel.
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

EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2021 Form 20-F of PureTech Health plc (the “Company”) set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2021”, portions of which are included as exhibit 15.1 to this annual report on Form 20-F. Only the information set out below with specific reference to items and pages of PureTech's "Annual Report and Accounts 2021" is deemed to be filed as part of this annual report on Form 20-F. Other information contained within PureTech's "Annual Report and Accounts 2021" that is not specified, including graphs and tabular data, is not included in this annual report on Form 20-F and is not deemed to be filed as part of this annual report on Form 20-F. Photographs are also not included. References herein to PureTech's websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this annual report on Form 20-F.
References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “PureTech” and “PureTech Health” refer to the Company, which is comprised of PureTech and its Founded Entities (together, the “Group”). “Founded Entities” are comprised of “Controlled Founded Entities” and “Non-Controlled Founded Entities.” References in this annual report on Form 20-F to “Controlled Founded Entities” refer to Follica, Incorporated, Vedanta Biosciences, Inc., Sonde Health, Inc. Alivio Therapeutics, Inc. and Entrega, Inc. References to “Non-Controlled Founded Entities” refer to Gelesis, Inc., and for periods after January 13, 2022, Gelesis Holdings, Inc. as its successor, Akili Interactive Labs, Inc., Karuna Therapeutics, Inc. and Vor Biopharma Inc., and, for all periods prior to December 18, 2019, resTORbio, Inc. PureTech formed each of its Founded Entities and has been involved in development efforts in varying degrees. In the case of each of the Company’s Controlled Founded Entities, the Company continues to maintain majority voting control. With respect to Non-Controlled Founded Entities, the Company may benefit from appreciation in its investment as a shareholder of such companies.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [Reserved]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 217 to 251 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the heading "History and Development of the Company" on page 216 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results”.
The United States Securities and Exchange Commission (the “SEC”) maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain an Internet website at www.puretechhealth.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, annual report on Form 20-F.
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Highlights of the Year—2021” (for the years of 2019, 2020 and 2021) on pages 2 to 9, “Components of Value” on pages 10 to 11, “How PureTech is building value for investors” on pages 23 to 27, "PureTech’s Wholly Owned Programs" on pages 35 to 56, “ESG Report—Patients” on page 75, “Risk Management—Risks related to regulatory approval" on page 91 and "Risk Management—Risks related to intellectual property protection" on page 92, “Financial Review—Revenue” on page 100, in each case of PureTech's "Annual Report and Accounts 2021" included as exhibit 15.1 to this annual report on Form 20-F, “Consolidated Statements of Comprehensive Income/(Loss),” “Notes to the Consolidated Financial Statements—Note 3.—Revenue” and “Notes to the Consolidated Financial Statements—Note 4.—Segment information,” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Seasonality does not materially impact the Company's main business.
Competition
The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. There is also a strong emphasis on intellectual property and proprietary products. Our pipeline around brain, immune and gastrointestinal therapeutic areas with a particular focus on immunological disorders builds on validated biology of known therapeutics while applying unique inventive steps that improve the clinical pharmacology. We further de-risk programs with key experiments at an early stage to validate the underlying value proposition. We believe that our technology, drug discovery and development expertise and capabilities enable such strong pipeline creation and provide us with a competitive advantage. However, we will continue to face competition from different sources including major pharmaceutical companies, biotechnology companies, academic institutions, government agencies, and public and private research institutions. In addition, there are companies that are working on potential medicines targeting the brain, immune and gastrointestinal systems and many companies that have approved therapeutics for some of our target indications. For any products that we eventually commercialize, we will not only compete with existing therapies but also compete with new therapies that may become available in the future.
In addition to the competition we will face from the parties described above, we face competition for certain of the product candidates we are developing internally.
LYT-100
We are aware of two current drug product candidates in development for secondary lymphedema. Celltaxis is studying acebilustat, a leukotriene A4 hydrolase inhibitor, in an investigator-sponsored study, and Theralymph is developing a preclinical gene therapy.
The other current treatments for lymphedema include durable medical goods, such as compression sleeves and garments, and surgical options, including liposuction and debulking. A novel investigational surgery, lymph node transfer, is also being tested.
In the field of IPF, there are two approved drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs have unfavorable tolerability profiles, leading to sustained unmet need for novel therapies. Other potential competitive product candidates in various stages of development include, but are not limited to: Fibrogen’s pamrevlumab in Phase 3 clinical trials, Roche/Promedior, Inc.’s PRM-151 in Phase 3 clinical trials, treprostinil in Phase 3 clincial trials, Avalyn’s AP01 which is expected to enter a Phase 3 trial in 2022, Horizon Therapeutics’ HZN-825 in Phase 2 clinical development, Pliant Therapeutics’ PLN-74809 in Phase 2 clinical development, Boehringer Ingelheim’s BI1015550 in Phase 2 development, BMS’ BMS-986278 in Phase 2 clinical development, BMS/Celgene’s CC-90001 in Phase 2 clinical development, and Galecto’s GB0139 in Phase 2 clinical development.
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
LYT-200
We are aware of one current drug product candidate targeting galectin-9 - HiFiBio Therapeutics’ HFB-200902 which was licensed by FibroGen in June 2021 and expects to enter clinical development in 2023. Additionally, if we are successful in developing LYT-200 as an immuno-oncology treatment we would expect to compete with currently approved IO therapies and those that may be developed in the future. Current marketed IO products include CTLA-4, such as BMS’ Yervoy, and PD-1/PD-L1, such as BMS’ Opdivo, Merck’s Keytruda and Genentech’s Tecentriq, and T cell engager immunotherapies, such as Amgen’s Blincyto. In addition, there are other academic groups and/or companies that may be involved in pre-clinical research centered around galectin-9 as a therapeutic target.
LYT-210
To the best of our knowledge, there are no competitors in the space of immunosuppressive γδ T cells. However, there are other academic groups and/or companies that are involved in pre-clinical and clinical research and development centered around cytotoxic gamma delta T cells.
LYT-300
In the field of GABAA positive allosteric modulators, there are two approved drugs, allopregnanolone (Zulresso), marketed by Sage Therapeutics, and ganaxolone (Ztalmy), marketed by Marinus Pharmaceuticals. Other potential competitive product candidates in various stages of development include, but are not limited to, Sage Therapeutics’s SAGE-217 (Zuranolone) in Phase 3 clinical development, Praxis’s PRAX-114 in Phase 2/3 clinical development and Eliem Therapeutics’ ETX-155 in Phase 1b clinical development.
LYT-510, 500 and 503/IMB-150
In the field of inflammatory bowel disease (IBD), there are many approved treatments and numerous clinical trials ongoing for induction and maintenance of IBD. If we are successful in developing LYT-510 for IBD, we would expect to compete with currently approved IBD therapies and those that may be developed in the future. Current marketed IBD products include anti-TNF agents like AbbVie’s Humira and JnJ’s Simponi, anti-integrin agents like Takeda’s Entyvio, anti-IL-12/IL-23 agents like JnJ’s Stelara and JAK-inhibitors like Pfizer’s Xeljanz.
LYT-510: There are no FDA-approved therapies are available for chronic pouchitis. Current chronic pouchitis agents in development include Applied Molecular Transport’s AMT-101 in Phase 2 clinical development and investigator sponsored clinical trials with Pfizer’s Xeljanz, Aviva Pharmaceutical’s metronidazole and Reponex Pharmaceutical’s molgramostim.
LYT-500: There are no FDA approved therapies in the field of interleukin-22 therapeutics. Competitive IL-22 product candidates in various stages of development include, but are not limited to, Genentech’s efmarodocokin alfa in Phase 2 clinical development, Evive Biotech’s F-652 in Phase 2 clinical development, Applied Molecular Transport’s AMT-126 in Phase 1 clinical development, AbbVie’s ABBV-022 in Phase 1 clinical development.
LYT-503/IMB-150
In the field of interstitial cystitis/bladder pain syndrome, there are a few FDA approved agents including JnJ’s Elmiron, , and Mylan Pharmaceutical’s Rimso-50. There are also numerous clinical trials ongoing for interstitial cystitis. If LYT-503 is successful in interstitial cystitis, we would expect to compete with currently approved therapies and those that may be developed in the future. Current interstitial cystitis products in development include, but are not limited to, Urigen Pharmaceutical’s URG-101, Vaneltix Pharma’s Alenura, Trigone Pharma’s TRG-100, and Seikagaku Corp’s SI-722 all in Phase 2 clinical development.
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

Product candidates must be approved by the FDA through either a new drug application, or NDA, or a biologics license application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:
•completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with applicable good laboratory practice, or GLP, regulations;
•submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;
•approval by an independent IRB representing each clinical site before each clinical trial may be initiated at that site;
•performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency, of the proposed drug product for each indication;
•preparation and submission to the FDA of an NDA or BLA, and payment of user fees, if applicable;
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
•satisfactory completion of potential FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and
•FDA review and approval of the marketing application prior to any commercial marketing or sale of the drug or biologic in the United States.
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
The IND and IRB Processes
An IND is an exemption from the FDCA that allows an unapproved drug or biological product to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational drug or biological product to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug or biological product. In an IND, applicants must submit a protocol for each clinical trial proposed to be initiated and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events, or AEs, and carcinogenicity, may continue after the IND is submitted.
The FDA requires a 30-day waiting period after the submission of each IND before clinical trials may begin. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.
Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial due to safety concerns or non-compliance with specific FDA requirements. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the proposed or ongoing clinical investigation. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.
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

Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.
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
In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the safety and efficacy of the drug or biologic. In certain instances, a single Phase 3 trial may be sufficient when, for example, the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible, or ) the single trial is supported by other confirmatory evidence. Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.
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
Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application submitted by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA reviews all submitted NDAs and BLAs before it files them, and may request additional information rather than filing the NDA or BLA. The FDA must make a decision on filing an NDA or BLA within 60 days of receipt, and such decision could include a refusal to file by the FDA. In this event, the NDA or BLA must be resubmitted with the additional information requested by FDA. The resubmitted application also is subject to review before the FDA files it. Once the submission is filed, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.
Before approving an NDA or BLA, the FDA will generally conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the facilities comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA may reanalyze the clinical trial data provided by the sponsor, including in connection with an advisory committee meeting, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. A Complete Response Letter states that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require the applicant to obtain additional clinical data, including the potential requirement to conduct additional clinical trial(s) and/or to complete other significant and time-consuming requirements related to clinical trials, or to conduct additional preclinical studies or manufacturing activities. If a Complete Response Letter is issued, the applicant may appeal the decision through the FDA’s administrative dispute resolution process, resubmit the NDA or BLA addressing all of the deficiencies identified in the letter, withdraw the application or request an opportunity for a hearing. Even if the data and information requested in a Complete Response letter are submitted by the sponsor, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval.
Expedited Development and Review Programs
A sponsor may seek to develop and obtain approval of its product candidates under programs designed to accelerate the development, FDA review and approval of new drugs and biologics that meet certain criteria. For example, the FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. For a fast track-designated product candidate, the FDA may consider sections of the NDA or BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the application. The sponsor can request the FDA to designate the product candidate for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.
A product candidate submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development or review, such as priority review and accelerated approval. Priority review means that, for a new molecular entity or original BLA, the FDA sets a target date for FDA action on the marketing application at six months after accepting the application for filing as opposed to ten months. An NDA or BLA is eligible for priority review if the product candidate designed to treat a serious or life-threatening disease condition and, if applicable and if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review. If criteria are not met for priority review, the application for a new molecular entity or original BLA is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
A product candidate may also be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition upon a determination that the product candidate an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to confirm the product's clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval that promotional materials be submitted for review prior to dissemination, which could adversely impact the timing of the commercial launch of the product. FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with all of the benefits of fast track designation.
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
FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. Manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall or withdrawal of approval.
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
Non-Patent Exclusivity
Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, non 505(b)(2) NDA referencing the approved product or ANDA may be submitted to FDA for review until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed 505(b)(2) or generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from filing and reviewing 505(b)(2) NDAs referencing the approved drug product or ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such 505(b)(2) NDAs or ANDAs.
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
Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. The ANDA or 505(b)(2) NDA applicant may also elect to submit a section viii statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA or 505(b)(2) NDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA or 505(b)(2) NDA applicant before then.
Patent Term Restoration and Extension
Depending upon the timing, duration and specifics of FDA approval of our future product candidates, if any, some of our U.S. patents may be eligible for limited patent term extension. A patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.
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
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different disease or condition but that could be used off-label in the orphan indication. If an orphan designated product receives marketing approval for an disease or condition broader than what is designated, it may not be entitled to orphan exclusivity.
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
A drug or biologic product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms in the case of drugs and exclusivity periods in the case of biologics.. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
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
In the United States, medical devices are subject to extensive regulation by the FDA under the FDCA, and its implementing regulations, and certain other federal and state statutes and regulations. The laws and regulations govern, among other things, the research and development, design, testing, manufacture, packaging, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket applications, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions, and criminal prosecution. Unless an exemption applies, medical devices require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval; however, some devices may be commercialized after the FDA grants marketing authorization under other premarket submission types, including a de novo request.
The FDCA classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject only to the general regulatory controls. Class II devices are moderate risk. They are subject to general controls and may also be subject to special controls. Class III devices are generally the highest risk devices. They are required to obtain premarket approval and comply with postmarket conditions of approval in addition to general regulatory controls.
Pre-Market Authorization and Notification
While most Class I and some Class II devices may be marketed without prior FDA authorization, most other medical devices can be legally sold within the U.S. only if the FDA has: (i) approved a pre-market approval, or PMA, application prior to marketing, generally applicable to most Class III devices; (ii) cleared the device in response to a premarket notification, or 510(k) submission, generally applicable to Class I and II devices; or (iii) authorized the device to be marketed through the de novo classification process, generally applicable for novel Class I or II devices. PMA applications, 510(k) premarket notifications, and de novo requests require payment of substantial user fees that are generally increased each fiscal year.
The 510(k) Process
Product marketing in the U.S. for most Class II and a limited number of Class I devices typically follows the 510(k) premarket notification pathway. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either
•a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or
•another commercially available, similar device that was cleared through the 510(k) process.
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

After a 510(k) notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. The applicant has 180 days to respond to the identified deficiencies. If it is accepted for filing, the FDA begins a substantive review. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval or de novo classification. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance for the modified device, the agency may retroactively require the manufacturer to seek 510(k) clearance, de novo classification, or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.
The De Novo Process
Devices of a new type that the FDA has not previously classified based on risk are automatically classified into Class III regardless of the level of risk they pose. To avoid requiring PMA review of novel low- to moderate-risk devices classified in Class III by operation of law, Congress enacted a provision that allows the FDA to classify a novel low- to moderate-risk device into Class I or II in the absence of a predicate device that would support 510(k) clearance. The FDA evaluates the safety and effectiveness of devices submitted for review under the de novo pathway and devices determined to be Class II through this pathway oftenserve as predicate devices for future 510(k) applicants. The de novo pathway can requires the submission of clinical data.
The PMA Process
A Class III product not eligible for either 510(k) clearance or de novo classification must follow the PMA approval pathway.
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the FDA's General Controls and Special Controls for medical devices. Therefore, these devices are subject to the PMA application process, which is generally more costly, rigorous, time consuming, and uncertain than the 510(k) and de novo processes. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical and clinical study data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer.
As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.
If the FDA’s evaluation of the PMA application is favorable, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval and/or placement of restrictions on the sale of the device until the conditions are satisfied.
Even after approval of a PMA, a new PMA or PMA supplement may be required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.
Exempt Devices
If a manufacturer’s device falls into a generic category of Class I or Class II devices that FDA has exempted by regulation, a premarket notification is not required before marketing the device in the United States. Manufacturers of such devices are required to register their establishments and list their devices. Some 510(k)-exempt devices are also exempt from QSR requirements, except for the QSR’s complaint handling and recordkeeping requirements.
Pre-Submission Meetings
The FDA has mechanisms to provide companies with guidance prior to formal submission of either a 510(k), de novo request or PMA. One such mechanism is the pre-submission program in which a company has a “pre-submission” meeting as outlined in the FDA guidance document “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program” that was issued in January 2021. The main purpose of the pre-submission meeting is to provide companies with guidance from the FDA on matters of significance to product development, including verification and validation testing, and/or submission preparation. Prior to the pre-submission meeting, the company provides a briefing document to the FDA that poses specific questions on which the company is seeking FDA feedback.
Clinical Trials
A clinical trial is almost always required to support a PMA application or de novo request and is sometimes required for a 510(k) premarket notification. Clinical trials may also be required to be conducted or continued to satisfy post-approval requirements for devices with PMAs. For significant risk devices, the FDA regulations require that human clinical investigations conducted in the United States be approved via an investigational device exemption, or IDE, which must become effective before clinical testing may commence. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a subject and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with abbreviated IDE regulations, such as those relating to trial monitoring, informed consent, and labeling and record-keeping. In some cases, one or more smaller studies may precede a pivotal clinical trial intended to demonstrate the safety and effectiveness of the investigational device. A 30-day waiting period after the submission of each IDE is required prior to the commencement of clinical testing in humans. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification, the FDA may permit a clinical trial to proceed under a conditional approval. If the FDA disapproves the IDE within this 30-day period, the clinical trial proposed in the IDE may not begin.
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
Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) GCPs, which are intended to protect the rights and health of patients and to define the roles of clinical trial sponsors, investigators, and monitors; and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Clinical trials are typically conducted at geographically diverse clinical trial sites, and are designed to permit FDA to evaluate the overall benefit-risk relationship of the device and to provide adequate information for the labeling of the device. Clinical trials for both significant and nonsignificant risk devices, must be approved by an IRB.
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
Post-Marketing Requirements
After a device is placed on the market, numerous regulatory requirements apply. These include:
•annual establishment registration and device listing with the FDA;
•the QSR requirements, which require manufacturers, including specification developers and contract manufacturers, among others, to follow stringent design, testing, control, documentation, complaint handling and other quality assurance procedures during all aspects of the design, manufacturing, and distribution process;
•advertising and promotion requirements, which require that promotional materials are truthful, not misleading, and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;
•restrictions on sale, distribution or use of a device;
•labeling regulations, which include requirements that labelling is truthful, not misleading, and provides adequate directions;
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
The FDA also may require post-marketing testing, surveillance, or other measures to monitor the effects of an approved or cleared product. The FDA may place conditions on a PMA-approved device that could restrict the distribution or use of the product. In addition, quality‑control, manufacture, packaging, and labeling procedures must continue to conform to the QSR after approval and clearance, and manufacturers are subject to periodic inspections by the FDA. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with the QSR. The FDA may withdraw product approvals or recommend or require product recalls if a company fails to comply with regulatory requirements.

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
•refusing or delaying requests for 510(k) clearance, de novo classification, or PMA approval of new products or modified products;
•withdrawing PMA approvals, de novo authorization, or 510(k) clearances already granted;
•refusal to grant export or import approvals for marketing products; and
•criminal prosecution.
Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s cleared, authorized, or approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent marketing authorization of products under development.
Regulation of Companion Diagnostics
If safe and effective use of a product depends on an in vitro diagnostic, the FDA generally will require approval, authorization or clearance of that diagnostic, known as a companion diagnostic, before or at the same time that the FDA approves the therapeutic product. If FDA determines that a companion diagnostic device is essential to the safe and effective use of a new therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved, authorized or cleared for that indication. Approval, authorization or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our products will, therefore, likely involve coordination of review by the FDA's Center for Drug Evaluation and Research or the FDA's Center for Biologics Evaluation and Research and the FDA’s Office of Health Technology 7: In Vitro Diagnostics and Radiological Health. Premarket review of a companion diagnostic is typically done in parallel with development of the therapeutic product. However, it is possible that FDA may permit clearance, authorization or approval of the companion diagnostic for a therapeutic product as a post-marketing commitment following a potential regulatory approval. Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. The vast majority of companion diagnostics require PMA approval.
US Government Regulation of Combination Products
A combination product is a product comprised of (i) two or more regulated components, i.e., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (ii) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (iii) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where, upon approval of the proposed product, the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (iv) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.
The FDA is divided into various Centers by product type. Different Centers typically review drug, biologic, or device applications. In order to review an application for a combination product, FDA must decide which Center should be responsible for the review. FDA regulations require that FDA determine the combination product’s primary mode of action, or PMOA, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which Center to assign the product based on consistency with other combination products raising similar types of safety and effectiveness questions or to the Center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center.
European Union Drug Development
In the European Union, or EU, our future products and product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.
Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies must be conducted in compliance with the principles of GLP, as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.
The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR.
Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and EU-wide regulatory requirements may also apply.
European Union Drug Marketing
Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU and in the UK. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by national anti-bribery laws of the EU Member States. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy.
Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and/or approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
European Union Drug Review and Approval
In the EU, medicinal products can only be commercialized after obtaining a marketing authorization, or MA. There are two main types of MA.
•The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of a MA application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MA application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant an MA, which is issued within 67 days of receipt of the CHMP's opinion. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MA application under the accelerated assessment procedure is of 150 days, excluding stop-clocks, but it is possible that the

CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
•National MAs are issued by the competent authorities of the EU Member States only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU Member State, , this national MA can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMSs).
Under the above described procedures, before granting the MA, the EMA or the competent authorities of the EU Member States make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized MAs (under the Northern Irish Protocol, centralized MAs will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021 unless the MA holder chose to opt out. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new MA in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.
European Data and Marketing Exclusivity
In the EU, innovative medicinal products (including both small molecules and biological medicinal products) generally receive eight years of data exclusivity upon MA and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA , for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.
In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.
European Orphan Designation and Exclusivity
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions, (2) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) where it is unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the necessary investment in its development, and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition must have been authorized (or, if such a method exists, the product in question would be of significant benefit to those affected by the condition).
In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing approval for the orphan product. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.
This period may be reduced to six years if, at the end of the fifth year the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, MA may only be granted to a “similar medicinal product” for the same indication at any time, if (i) the holder of the MA for the original orphan medicinal product consents to a second orphan medicinal product application, (ii) the holder of the MA for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product, or (iii) the second applicant can establish that the second medicinal product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.
European Union Device Development
In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive, and Active Implantable Medical Devices were regulated under Directive 90/385/EEC which both have been repealed and replaced by Regulation (EU) No 2017/745, or the EU Medical Devices Regulation. Unlike directives, regulations are directly applicable in all EU Member States without the need for member states to implement into national law. However, as of May 26, 2021, some of the EU Medical Devices Regulation requirements apply in place of the corresponding requirements of the EU Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements.
Medical Devices Directive
Under the EU Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the EU Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner.
To demonstrate compliance with the essential requirements laid down in Annex I to the EU Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. The conformity assessment usually involves an audit of the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements) and a review of the technical documentation from the manufacturer on the safety and performance of the device. If the notified body considers that the device is in conformity with the regulatory requirements, it will issue a conformity assessment certificate which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, allowing it to be marketed in any EU Member State .Notified bodies also conduct periodic inspections to ensure applicable regulatory requirements are met.
Medical Devices Regulation
The EU Medical Devices Regulation became effective on May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation, in particular the obligations described below.
The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI, database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier, or UDI-DI, specific to a device, and a production identifier, or UDI-PI, to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable at a later date (as Eudamed is not yet fully functional). Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.
All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device.
The aforementioned EU rules are generally applicable in the EEA.
In Vitro Diagnostic Medical Devices
The EU regulatory landscape concerning medical devices is evolving. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR, was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. This aims at reducing the risk of discrepancies in interpretation across the different European markets. On October 14, 2021, the European Commission proposed a “progressive” roll-out of the IVDR to prevent disruption in the supply of IVD MDs. The European Parliament and Council voted to adopt the proposed regulation on December 15, 2021 and the regulation entered into force on January 2022.
The IVDR will fully apply on May 26, 2022 but there will be a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. Once applicable, the IVDR will among other things:
•strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•establish explicit provisions on importers’ and distributors’ obligations and responsibilities;
•impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;
•improve the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;
•set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
•strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.
The aforementioned EU rules are generally applicable in the EEA.

Brexit and the Regulatory Framework in the United Kingdom
The United Kingdom, or UK, left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the UK during the transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement, or TCA, and became effective on the January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.
EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, new legislation such as the EU CTR will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.
As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain, or GB. Broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a guidance on how various aspects of the UK regulatory regime for medicines will operate in GB and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, importing, exporting, and pharmacovigilance and is relevant to any business involved in the research, development, or commercialization of medicines in the UK. The new guidance was given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019, or the Exit Regulations.
The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.
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
Healthcare and Data Privacy and Security Laws and Regulation
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, the Office of Inspector General and Office for Civil Rights, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products and other medical items and services. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare and data privacy and security laws and regulations, include the following:
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
•the federal transparency requirements known as the federal Physician Payments Sunshine Act,which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.
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
•many state laws govern the privacy of personal information in specified circumstances, for example, in California the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. While clinical trial data and information governed by HIPAA are currently exempt from the current version of the CCPA, other personal information may be applicable and possible changes to the CCPA may broaden its scope. Further, the California Privacy Rights Act, or CPRA, recently passed in California, which significantly amends the CCPA and will impose additional data protection obligations on covered businesses, and will create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. Foreign laws, including, for example, the European Union General Data Protection Regulation, also govern the privacy and security of personal data, including health information, in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•some state laws require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers, marketing expenditures, and pricing information. Certain state and local laws require the registration of pharmaceutical sales and medical representatives.
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

Coverage and Reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug and other medical products exists among third-party payors. Although CMS determines whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree, coverage and reimbursement for drug and other medical products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
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
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidates that:
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
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA.
On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration, if any, will impact our business. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2 percent per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.
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
In the European Union, or EU, pricing and reimbursement schemes vary widely from country to country Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
In December 2021, Regulation No 2021/2282 on health technology assessment, or HTA, amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
Foreign Private Issuer Status
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

C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the heading “Highlights of the Year—Founded Entities” on pages 5 to 9, of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial Statements—Note 11. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 21. Leases” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis, including those portions incorporated herein by reference, together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report on Form 20-F. Some of the information contained in this discussion and analysis or incorporated herein, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section incorporated herein by reference, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs). The audited consolidated financial statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB").
The following discussion contains references to the consolidated financial statements of PureTech Health plc and its consolidated subsidiaries, or the Company. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over the financial and operating policies. Where we have neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our consolidated financial statements, each of our Founded Entities are considered to be either a “subsidiary” or an “associate” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
A. OPERATING RESULTS
The information (including tabular data) set forth or referenced under the heading “Key Performance Indicators—2021” on page 95 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2021 Compared with 2020
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 96 to 110 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2020 Compared with 2019
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 96 to 110 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The information (including tabular data) set forth or referenced under the headings “Risk Management—Brexit” on page 93 and “Risk Management” on pages 90 to 93 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. LIQUIDITY AND CAPITAL RESOURCES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Viability" on page 94 and "Financial Review—Cash Flow and Liquidity" on pages 106 to 108 of PureTech's "Annual Report and Accounts 2021" included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 17.—Subsidiary Notes Payable”, “Notes to the Consolidated Financial Statements—Note 20.—Long-term Loan”, “Notes to the Consolidated Financial Statements—Note 21.—Leases”, “Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management” and “Notes to the Consolidated Financial Statements—Note 23.—Commitments and Contingencies”, in each case of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December 31, 2021, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of December 31, 2021 payments in respect of contingent developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $10.3 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We are not able to predict when and if such milestone events will occur. Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 12 - Intangible Assets" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
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
As of December 31, 2021, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Notes to the Consolidated Financial Statements—Note 13.—Other Financial Assets” included in our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We consider the Group's working capital to be sufficient for its present requirements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
See "Notes to the Consolidated Financial Statements - Note 3-12" of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. CRITICAL ACCOUNTING ESTIMATES
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 112 to 114, “Management team” on pages 115 to 116 and "Directors’ Report for the year ended December 31, 2021” on pages 123 to 126 in each case of PureTech’s “Annual Report and Accounts 2021" included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Board Diversity
The table below provides certain information regarding the diversity of our Board and Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Directors’ Report for the year ended December 31, 2021” on pages 123 to126, “Directors’ Remuneration Report for the year ended December 31, 2021” on pages 131 to 132, “Directors’ Remuneration Policy” on pages 133 to 137, “Annual Report on Remuneration” on pages 138 to 146, in each case of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 8.—Share-Based Payments” of our audited consolidated financial statements included elsewhere in this annual report.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings "Board of Directors" on pages 112 to 114 “The Board” on pages 117 to 120,“Report of the Nomination Committee” on page 127, “Report of the Audit Committee” on pages 128 to 130, and "Directors' Remuneration Report for the year ended December 31, 2021" on pages 131 to 132 in each case of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report—People” on pages 76 to 79 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2021” on pages 123 to 126 and “Annual Report on Remuneration” on pages 138 to 146, in each case of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F 1 is incorporated by reference. For information regarding the share ownership of our directors and executive officers, see Item 7.A - "Major Shareholders".

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of by:
•each of our directors;
•each of our executive officers; and
•each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.
The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 287,841,508 ordinary shares outstanding as of March 31, 2022.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2022 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Shareholders
Invesco Asset Management Limited[1]	22.5%
Baillie Gifford & Co2	10.8%
Lansdowne Partners Limited[3]	8.7%
M&G Investment Management, LTD[4]	4.2%
Miller Value Partners[5]	3.7%
Recordati S.p.A.[6]	3.3%
Executive Officers and Directors
Daphne Zohar[7]	4.3%
Bharatt Chowrira, Ph.D., J.D.	*
Sharon Barber-Lui	*
Raju Kucherlapati, Ph.D.	*
John LaMattina, Ph.D.	*
Robert Langer, Sc.D.[8]	1.0%
Kiran Mazumdar-Shaw	*
Dame Marjorie Scardino	*
Christopher Viehbacher	*
*    Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.
1    Consists of 64,796,214 shares beneficially held. The address for Invesco Asset Management Limited is c/o 43-45 Portman Square, London W1H GLY, United Kingdom.
2    Consists of 29,594,224 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
3    Consists of 24,918,760 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
4    Consists of 12,102,590 shares beneficially held. The address for M&G Investment Management, LTD is c/o 10 Fenchurch Avenue London EC3M 5BM, United Kingdom.The address for Miller Value Partners is c/o 1 South Street #2550, Baltimore, MD 21202.
5    Consists of 10,538,400 shares beneficially held. The address for Miller Value Partners is c/o 1 South Street #2550, Baltimore, MD 21202.
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
8    Consists of an aggregate of 2,944,134 shares held by (i) Langer Family 2020 Trust and (ii) Dr. Langer directly.

We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 31, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 27% of our outstanding ordinary shares were held in the United States by approximately 102 holders of record.

The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2021—Substantial Shareholders” on page 123 and “Annual Report on Remuneration” on page 138 to 146, in each case of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Change in Ownership of Major Shareholders
The following ownership changes are based upon the reported ownership of the respective shareholders in each of our annual reports and accounts for the years 2019, 2020 and 2021.
From 2020 to 2021, changes in ownership of major shareholders were approximately as follows: Invesco Asset Management Limited's ownership decreased from 23.7% to 22.5%. Baillie Gifford & Co.’s ownership decreased from 10.8% to 10.3%, Landsdowne Partners International Limited's ownership increased from 7.2% to 8.7%, M&G Investment Management, LTD's ownership increased from 3.4% to 4.2%, and Miller Value Partners' ownership increased from 3.5% to 3.7%.
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
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated reference herein: headings “Directors’ Report for the year ended December 31, 2021—Related party transactions” on page 124, “Highlights of the Year – 2021” on pages 1 to 9, and "Highlights of the Year—Founded Entities" on pages 5 to 9, in each case of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 24—Related Parties Transactions” of our audited consolidated financial statements included elsewhere in this annual report. For information regarding transactions with our Founded Entities, see Item 10.C - "Material Contracts."
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see the information below under the heading Item 18—“Financial Statements.”
Dividend Distribution Policy
We have never declared or paid any dividends on our ordinary shares, though we may consider doing so in the future depending on the progression of our business. Under English law, we may only pay dividends if our accumulated realized profits, which have not been previously distributed or capitalized, exceed our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. Therefore, we must have sufficient distributable profits before issuing a dividend. Distributable profits are determined at the holding company level and not on a consolidated basis. Subject to such restrictions and to any restrictions set out in the Articles of Association, declaration and payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors (the "Board") (and in the case of final dividends, must be approved by our shareholders), and will depend upon such factors as results of operations, capital requirements, contractual restrictions, our overall financial condition or applicable laws and any other factors deemed relevant by the Board.
Legal Proceedings
As of the date of this annual report, we were not party to any material legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.
B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report on Form 20-F, no significant change has occurred since the date of the most recent financial statements included elsewhere in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Our American Depositary Shares ("ADSs") have been listed on The Nasdaq Global Market under the symbol “PRTC” since November 16, 2020. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares have been trading on the main market of the London Stock Exchange since June 2015 under the ticker code “PRTC.” Prior to that date, there was no public trading market for our ordinary shares.
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
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Objects
Section 31 of the Companies Act 2006 provides that the objects of a company are unrestricted unless any restrictions are set out in the articles. There are no such restrictions in our Articles of Association ("Articles") and our objects are therefore unrestricted.
A copy of our Articles is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F for the year ended December 31, 2021.
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
On January 13, 2022, Gelesis, Capstar Special Acquisition Corp., a Delaware corporation (“CPSR”), and CPSR Gelesis Merger Sub, Inc., a Delaware corporation, and wholly-owned subsidiary of CPSR (“Merger Sub”), consummated a business combination ("Gelesis Merger") pursuant to the business combination agreement, dated July 19, 2021, as amended on November 8, 2021 (the “Gelesis Business Combination Agreement”). Pursuant to the terms of the Gelesis Business Combination Agreement, Merger Sub merged with and into Gelesis, with Gelesis surviving the merger as a wholly-owned subsidiary of CPSR. In connection with the consummation of the Merger on the Closing Date, CPSR changed its name to Gelesis Holdings, Inc ("GLS"). As a result of the Gelesis Merger, among other things, each common share of Gelesis that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all preferred shares of Gelesis into common shares of Gelesis immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of GLS Common Stock equal to an exchange ratio of approximately 2.59 multiplied by the number of common shares of Gelesis held by such holder immediately prior to the effective time. In addition, (a) all vested and unvested stock options of Gelesis were assumed by GLS and (b) each warrant of Old Gelesis was cancelled in exchange for a warrant to purchase shares of GLS, in each case based on an implied equity value of $675,000,000 as of the Closing.
Concurrently with the execution of the Gelesis Business Combination Agreement, on July 19, 2021, CPSR entered into subscription agreements (the “Subscription Agreements”) with certain investors, including us, pursuant to which we purchased 1.5 million shares of GLS common stock at a price of $10.00 per share, for an aggregate purchase price of $15.0 million (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Gelesis Merger.
On December 30, 2021, CPSR entered into a Backstop Agreement (the “Backstop Agreement”) with us and SSD2, LLC (“SSD2” and together with us, the “Backstop Purchasers”), pursuant to which the Backstop Purchasers agreed to purchase an aggregate of up to 1,500,000 shares of GLS common stock immediately prior to the closing at a cash purchase price of $10.00 per share (the “Backstop Purchase Shares”), resulting in aggregate proceeds of up to $15.0 million, which amount, when added to the proceeds from the PIPE Financing, would ensure that the minimum cash condition would be satisfied. Based on the number of redemptions at closing, we purchased 496,145 shares for an aggregate price of $5.0 million. In addition, at the closing of the sale of the Backstop Purchase Shares, GLS issued an additional 1,322,500 shares of common stock to us.
On the Closing January 13,2022, Gelesis, CPSR, certain former directors of CPSR (the “Director Holders”) and certain former stockholders of Gelesis (collectively with Sponsor and the Director Holders, the “Holders”), including us, entered into an Amended and Restated Registration and Stockholder Rights Agreement, pursuant to which, among other things, the Holders agreed not to effect any sale or distribution of any equity securities of GLS held by any of them during a lock-up period (180 days after closing of the Gelesis Merger in the case of PureTech Health LLC), and GLS agreed to register for resale, pursuant to Rule 415 of the Securities Act of 1933, as amended, certain shares of common stock and other equity securities of GLS that are held by the parties thereto from time to time.
On January 26, 2022, Akili entered into an Agreement and Plan of Merger (the “Akili Merger Agreement”), by and among Akili, Social Capital Suvretta Holdings Corp. I (“SCS”), and Karibu Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCS (“Merger Sub”). Pursuant to the Akili Merger Agreement, among other things: (i) prior to the closing of the transactions contemplated by the Akili Merger Agreement, SCS will domesticate as a Delaware corporation in accordance with the DGCL, and the Cayman Islands Companies Act (As Revised), (ii) at the closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Akili, with Akili continuing as the surviving corporation and a wholly owned subsidiary of SCS (the “Merger”), (iii) at the closing, all of the outstanding capital stock of Akili and all options and warrants to acquire capital stock of Akili will be converted into the right to receive shares of common stock, par value $0.0001 per share, of SCS (after its domestication) (“SCS Common Stock”) or comparable equity awards that are settled or are exercisable for shares of SCS Common Stock, representing an aggregate of 60 million shares of SCS Common Stock, (iv) at the closing, SCS will be renamed “Akili, Inc.” and (v) at the closing, SCS will deposit into an escrow account for the benefit of the pre-Closing Akili stockholders, optionholders and warrantholders an aggregate number of shares of SCS Common Stock equal to 7.5% of the fully diluted shares of SCS Common Stock (including shares reserved under the equity incentive plan to be adopted by the combined company in connection with the Closing), determined as of immediately following the Closing (collectively, the “Earnout Shares”), which Earnout Shares will be subject to release from escrow to the pre-Closing Akili stockholders, optionholders and warrantholders in three equal tranches upon the daily volume weighted average price of a share of SCS Common Stock reaching $15.00/share, $20.00/share and $30.00/share, respectively, over any 20 trading days within any 30 consecutive trading day period following the closing and prior to the fifth anniversary of the closing, in each case, on the terms set forth in the Akili Merger Agreement.The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of SCS’s shareholders.
Voting and Investors’ Rights Agreements
We are party to voting and investors’ rights agreements with certain of our Founded Entities as described below:

•Pursuant to an Amended and Restated Investors’ Rights Agreement, as amended, between Vedanta and certain of its investors, dated July 15, 2021, we are entitled to designate a total of four directors to Vedanta’s board of directors, including (i) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series A-1 preferred stock, and (ii) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series B preferred stock. The execution of this agreement replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated December 21, 2018, which had provided us with equivalent rights.
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
Agreements with Founded Entities Restricting Sale of Shares in Connection with an Initial Public Offering
We are party to agreements containing market stand-off provisions with certain of our Founded Entities that restrict our ability to sell shares of such Founded Entities for 180 days after their initial public offerings or initial public listing through a business combination as follows:
•Third Amended and Restated Investors’ Rights Agreement between Akili and the investor parties named therein, dated May 25, 2021, the execution of which replaced and terminated the Second Amended and Restated Investors' Rights Agreement dated May 8, 2018, which had contained an equivalent restriction;
•Fifth Amended and Restated Investors’ Rights Agreement between Follica and the investor parties named therein, dated July 19, 2019;
•Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated July 15, 2021,the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated December 21, 2018, which had contained an equivalent restriction;
•Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
•Investors’ Rights Agreement between Sonde and the investor parties named therein, dated April 9, 2019;
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020, which terminated as of Vor’s initial public offering, except for the registration rights granted thereunder;
•Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019, which had contained an equivalent restriction; and
•The Backstop Agreement between CPSR and us, among others, dated December 30, 2021, which provides that certain shares acquired thereunder are subject to a 180-day market stand off provision.
Other Shareholder Rights Agreements
We have certain registration rights provisions in agreements with our Founded Entities as follows:
•Third Amended and Restated Investors’ Rights Agreement between Akili and the investor parties named therein, dated May 25, 2021, the execution of which replaced and terminated the Second Amended and Restated Investors' Rights Agreement dated May 8, 2018, which had provided us with similar rights;
•Fifth Amended and Restated Investors’ Rights Agreement between Follica and the investor parties named therein, dated July 19, 2019;
•Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated July 15, 2021,the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated December 21, 2018, which had provided us with similar rights;
•Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
•Investors’ Rights Agreement between Sonde and the investor parties named therein, dated April 9, 2019;
•Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019, which had contained an equivalent restriction, which had provided us with similar rights;
•The Backstop Agreement between CPSR and us, among others, dated December 30, 2021;
•Subscription Agreement between CPSR and the investor parties thereto dated July 19, 2021; and
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020.
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
E. TAXATION
Certain United Kingdom Tax Considerations
The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of an ordinary share or ADS and does not address all possible tax consequences relating to an investment in an ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as of the date of this annual report on Form 20-F, both of which are subject to change, possibly with retrospective effect.
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
Taxation in the United States
The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this annual report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.

H. DOCUMENTS ON DISPLAY
We are required to make certain filings with the SEC. The SEC maintains a website at http://www.sec.gov from which filings may be accessed.
We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.puretechhealth.com. The information contained on our website is not incorporated by reference into this annual report on Form 20-F.
I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Quantitative and Qualitative Disclosures about Financial Risks” on pages 109 to 110 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F and in “Financial Statements—Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management” in the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Our ADSs are registered with Citibank, N.A., as depositary . Each ADS represents ten ordinary shares (or a right to receive ten ordinary shares) deposited with Citibank, N.A. (London), as custodian for the depositary in the United Kingdom. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York, 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—London Branch, located at Citigroup Centre Canary Wharf, London E14 5LB D.
A deposit agreement among us, the depositary, ADS holders and beneficial owners of ADSs issued thereunder sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report on Form 20-F.
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
A. Disclosure Controls and Procedures
We maintain "disclosure controls and procedures" as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, as appropriately to allow timely decisions regarding required disclosure. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weakness described below.
B. Management’s annual report on internal control over financial reporting.
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)):
•Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with UK-adopted International Financial Reporting Standards, which audited consolidated financial statements also fully comply with International Financial Reporting Standards as issued by the International Accounting Standards Board;
•Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•Management has evaluated the effectiveness of internal control over financial reporting, as at 31 December 2021 and has concluded that such internal control over financial reporting was ineffective due to the material weakness described below. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our consolidated financial statements of the Group presented as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, we concluded that there was a material weakness related to our risk assessment process over the design and implementation of our management review controls over the valuation of financial instruments, the completeness and accuracy of related sensitivity disclosures, the valuation of share based payment liabilities and completeness and the accuracy of the tax provision. There was insufficient precision in and documentation of the performance of such review controls resulting in controls not being designed in a way to sufficiently address the level of aggregation and criteria for investigation. Additionally, management did not completely identify the information used in the control and did not design sufficient controls to address the relevance and reliability of such information. We concluded that a material weakness related to insufficient precision and documentation of management review controls over the valuation of financial instruments and the accuracy of the tax provision existed as of December 31, 2020, which material weakness formed a part of the material weakness described above and continued to exist at December 31, 2021. This material weakness resulted in immaterial misstatements in the valuation of financial instruments that were corrected prior to the issuance of the Company’s financial statements. Furthermore, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.
C. Attestation Report of the Registered Public Accounting Firm
KPMG, LLP, the independent registered public accounting firm who audited the consolidated financial statements of the Group as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, has issued an attestation report expressing an adverse opinion on the Group’s internal control over financial reporting as stated in their report below.
Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
PureTech Health PLC:
Opinion on Internal Control Over Financial Reporting
We have audited PureTech Health PLC’s and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements) and our report dated 25 April 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the group’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the risk assessment process over the design and implementation of management review controls over the valuation of financial instruments, completeness and accuracy of related sensitivity disclosures, the valuation of share based payment liabilities and the completeness and accuracy of the tax provision, as well as the complete identification of information used in the control and the design of sufficient controls to address the relevance and reliability of such information. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
KPMG LLP
London, United Kingdom
25 April, 2022
D. Changes in Internal Control Over Financial Reporting
Other than the ongoing remediation plan for a material weakness discussed below, and the remediation of a previously disclosed material weaknesses as discussed below, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Ongoing Remediation Plan
Throughout 2021 and the beginning of 2022, management, under the oversight of the Audit Committee, has been actively engaged in the implementation of measures designed to address the material weaknesses in management review controls described in Part B above. During the year ended December 31, 2021, the Company took certain steps in its remediation plan, including (i) designing and documenting management review controls to address the level of aggregation and criteria for investigation, and (ii) implementing more robust procedures over the documentation of the performance of these management review controls. The Company has made progress toward remediation and will continue to implement its remediation plan for the ongoing material weaknesses in internal control over financial reporting described in Part B above. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively. As we continue to work to improve our internal control over financial reporting, we may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. It cannot be assured, however, when we will remediate such material weaknesses, nor can we be certain whether additional actions will be required. Moreover, it cannot be assured that additional material weaknesses will not arise in the future.
Remediation of Prior Material Weakness
In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we identified a material weakness related to a lack of segregation of duties with regard to uploading and posting journal entries in our previous ERP system. We deployed a new ERP system that went live on January 1, 2021, and implemented automated internal controls, a self-assessment and further strengthening of our system of internal controls based on the COSO framework to address the risks associated with the new ERP system. As of December 31, 2021, we have concluded that this material weakness has been remediated.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Christopher Viehbacher, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our Board of Directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.puretechhealth.com.The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this annual report on Form 20-F. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees for professional services rendered by KPMG LLP in 2021 and 2020.

For the years ending December 31,	2021 $000s	2020 $000s
Audit fees	3,434	1,926
Audit-related fees	—	—
Tax fees	—	—
All other fees*	—	173
Total	3,434	2,099
* 2020 - $173.2 thousand relates to capital market services in the UK with regard to obtaining shareholder approval for the sale of Karuna shares

The information set forth or referenced under the heading “Report of the Audit Committee” on pages 128 to 130 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
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
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended 31 December 2021—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 124 of PureTech’s “Annual Report and Accounts 2021” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
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
•We do not follow Nasdaq’s requirements that independent directors have regularly scheduled meetings at which only independent directors are present. Under U.K. law the independent directors may choose to meet in executive session at their discretion.
•We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities
Other than as discussed above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.
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
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-56 of this annual report.
Gelesis, Inc. was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal year ended December 31, 2021. As such, the financial statements and related notes of Gelesis, Inc. required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder	20-F	001-39670	2.1	4/15/2021
2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3*	Description of Registrant’s Securities
4.1#	Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.3#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.4#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.5	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.6#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.7†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.8†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.9	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.10†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.11†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.12†	Fifth Amended and Restated Investors’ Rights Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors party thereto	20FR12B	001-39670	10.17	10/27/2020
4.13†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.14†	Fifth Amended and Restated Voting Agreement, dated July 19, 2019, between Follica, Incorporated and the stockholders party thereto	20FR12B	001-39670	10.19	10/27/2020
4.15†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.16†	Voting Agreement, dated April 9, 2019, between Sonde Health, Inc. and the stockholders party thereto	20FR12B	001-39670	10.23	10/27/2020

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.17†	Investors’ Rights Agreement, dated April 9, 2019, by and between Sonde Health, Inc. and the investors party thereto	20FR12B	001-39670	10.24	10/27/2020
4.18†	Right of First Refusal and Co-Sale Agreement, dated April 9, 2019, by and between Sonde Health, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.25	10/27/2020
4.19†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020
4.20†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020
4.21†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020
4.22†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
4.23+	Amended and Restated Registration and Stockholder Rights Agreement, dated January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto	8-K	001-39362	10.2	1/20//2022
4.24*†	Third Amended and Restated Investors' Rights Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.25*†	Amended and Restated First Refusal and Co-Sale Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.26*†	Amended and Restated Investors' Rights Agreement, dated July 15, 2021, by and among Vedanta Biosciences, Inc. and the investors party thereto
4.27+	Business Combination Agreement, dated as of July 19, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.1	12/23/2021
4.28	Amendment to Business Combination Agreement, dated as of November 18, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.2	12/23/2021
4.29	Second Amendment to Business Combination Agreement, dated as of December 30, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	8-K	001-39362	2.1	1/3/2022
4.30	Form of Subscription Agreement	S-4	333-258693	10.2	8/10/2021
4.31	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto	8-K	001-39362	10.1	1/3/2022

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.32+	Agreement and Plan of Merger, dated January 26, 2022, between Akili Interative Labs, Inc., Social Capital Suvretta Holdings Corp. I, and Karibu Merger Sub, Inc.	8-K/A	001-40558	2.1	1/27/2022
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
11.1	Code of Business Conduct and Ethics	20-F	001-39670	11.1	4/15/2021
12.1*	Certification by the Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1***	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Annual Report and Accounts 2021
99.1*	Gelesis, Inc. and subsidiaries Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
* Filed herewith.
** Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this annual report on Form 20-F, as specified elsewhere in this annual report on Form 20-F. With the exception of the items and pages so specified, the "Annual Report and Accounts 2021" is not deemed to be filed as part of this annual report on Form 20-F.
*** Furnished herewith.
# Indicates a management contract or any compensatory plan, contract or arrangement.
† Portions of this exhibit (indicated by asterisks) have been omitted because either (A) they are both (i) not material and (ii) would likely cause competitive harm if publicly disclosed., or (B) they are both (i) not material and (ii) the type of information that the Registrant customarily and actually treats as private or confidential, as applicable. The Registrant agrees to furnish an unredacted copy of this exhibit to the Securities and Exchange Commission upon request.
+ Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 25, 2022

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PureTech Health PLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of PureTech Health PLC and subsidiaries (the Group) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and international accounting standards in conformity with the requirements of the UK-adopted IFRSs.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated 25 April 2022 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Identification and classification of newly issued financial instruments
As discussed in Notes 15 and 17 to the consolidated financial statements, Vedanta issued $68.4 million preferred shares and Sonde Health issued $4.3 million convertible notes during the year. Upon issuance, the Group assesses the terms of the instruments to determine if they meet the criteria to be liability of equity classified.
We identified the classification of the Vedanta preferred shares and Sonde Health convertible notes and the identification and classification of embedded derivatives within those financial instruments as a critical audit matter. Significant auditor judgement was required to assess whether the financial instruments meet the criteria to be liability or equity classified, including assessing if the agreement contains embedded derivatives and the classification of those embedded derivatives.

The following are the primary procedures we performed to address this critical audit matter:
We evaluated the design of a certain internal control related to the identification and classification for each new financial instrument and any embedded derivatives.
We inspected the terms of the agreements and features of the instruments and assessed these against the requirements of the relevant accounting standards to identify:
•whether the financial instruments should be classified as liability or equity
•whether the financial instruments contained embedded derivatives
•whether any embedded derivatives should be classified as equity or liability
Valuation of certain Level 3 financial assets and liabilities
As discussed in Notes 1 and 16 to the consolidated financial statements, the Group’s Level 3 financial assets and liabilities were recorded at fair values of $254.7 million and $184.7 million respectively at December 31, 2021. The Group estimates the fair values of the Level 3 financial assets and liabilities by utilising various valuation techniques with one or more significant unobservable inputs
We identified the assessment of the fair value of certain Level 3 financial assets and liabilities as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required to assess the enterprise value which includes significant assumptions, including the likelihood of projected regulatory approval or probability of success, term to exit, probability of exit scenarios and discount rate.

The following are the primary procedures we performed to address this critical audit matter:
We evaluated the reasonableness of the likelihood of projected regulatory approval or probability of success used by comparing them to publicly available industry data.
We evaluated the reasonableness of the probability of exit scenarios and term to exit by inspecting strategic plans and public announcements and comparing against previous year assumptions and assessing if any changes were reasonable in the context of recent developments at the company.

We involved valuation professionals with specialized skills and knowledge who assisted us in:
•
•assessing the enterprise value, where derived from a market approach by comparing changes in the enterprise value to changes in the market value of comparable listed companies
•evaluating the reasonableness of the discount rates when an income approach is used by comparing the key inputs of the discount rates to publicly available market data information and assessing business changes in the company in the current year.

/s/ KPMG LLP
KPMG LLP
London, United Kingdom
25 April, 2022

We have served as the Group’s auditor since 2015.

Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2021 $000s	2020 $000s	2019 $000s
Contract revenue	3	9,979	8,341	8,688
Grant revenue	3	7,409	3,427	1,119
Total revenue		17,388	11,768	9,807
Operating expenses:
General and administrative expenses	7	(57,199)	(49,440)	(59,358)
Research and development expenses	7	(110,471)	(81,859)	(85,848)
Operating income/(loss)		(150,282)	(119,531)	(135,399)
Other income/(expense):
Gain on deconsolidation	5	—	—	264,409
Gain/(loss) on investments held at fair value	5	179,316	232,674	(37,863)
Loss realized on sale of investments	5	(20,925)	(54,976)	—
Gain on loss of significant influence	6	—	—	445,582
Other income/(expense)	6, 21	1,592	1,035	39
Other income/(expense)		159,983	178,732	672,167
Finance income/(costs):
Finance income	9	214	1,183	4,362
Finance costs – contractual	9	(4,771)	(2,946)	(2,576)
Finance income/(costs) – fair value accounting	9	9,606	(4,351)	(46,475)
Finance income/(costs) – subsidiary preferred shares	9	—	—	(1,458)
Net finance income/(costs)		5,050	(6,115)	(46,147)
Share of net income/(loss) of associates accounted for using the equity method	6	(73,703)	(34,117)	30,791
Impairment of investment in associate	6	—	—	(42,938)
Income/(loss) before taxes		(58,953)	18,969	478,474
Taxation	25	(3,756)	(14,401)	(112,409)
Income/(Loss) for the year		(62,709)	4,568	366,065
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Foreign currency translation differences		—	469	(10)
Total other comprehensive income/(loss)		—	469	(10)
Total comprehensive income/(loss) for the year		(62,709)	5,037	366,055
Income/(loss) attributable to:
Owners of the Company		(60,558)	5,985	421,144
Non-controlling interests	18	(2,151)	(1,417)	(55,079)
		(62,709)	4,568	366,065
Comprehensive income/(loss) attributable to:
Owners of the Company		(60,558)	6,454	421,134
Non-controlling interests	18	(2,151)	(1,417)	(55,079)
		(62,709)	5,037	366,055
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	10	(0.21)	0.02	1.49
Diluted earnings/(loss) per share	10	(0.21)	0.02	1.44
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Financial Position
As of December 31,

	Note	2021 $000s	2020 $000s
Assets
Non-current assets
Property and equipment, net	11	26,771	22,777
Right of use asset, net	21	17,166	20,098
Intangible assets, net	12	987	899
Investments held at fair value	5, 16	397,179	530,161
Investments in associates	6	—	—
Lease receivable – long-term	21	1,285	1,700
Other non-current assets		810	11
Total non-current assets		444,197	575,645
Current assets
Trade and other receivables	22	3,174	2,558
Income tax receivable	25	4,514	—
Prepaid expenses		10,755	5,405
Lease receivable – short-term	21	415	381
Other financial assets	13, 22	2,124	2,124
Short-term note from associate	16	15,120	—
Cash and cash equivalents	22	465,708	403,881
Total current assets		501,809	414,348
Total assets		946,006	989,994
Equity and liabilities
Equity
Share capital	14	5,444	5,417
Share premium	14	289,303	288,978
Merger reserve	14	138,506	138,506
Translation reserve	14	469	469
Other reserve	14	(40,077)	(24,050)
Retained earnings/(accumulated deficit)	14	199,871	260,429
Equity attributable to the owners of the Company		593,515	669,748
Non-controlling interests	14, 18	(9,368)	(16,209)
Total equity		584,147	653,539
Non-current liabilities
Deferred tax liability	25	89,765	108,626
Lease liability, non-current	21	29,040	32,088
Long-term loan	20	14,261	14,818
Liability for share based awards	8	2,659	—
Total non-current liabilities		135,725	155,531
Current liabilities
Deferred revenue	3	65	1,472
Lease liability, current	21	3,950	3,261
Trade and other payables	19	35,817	21,826
Subsidiary:
Notes payable	16, 17	3,916	26,455
Warrant liability	16	6,787	8,206
Preferred shares	15, 16	174,017	118,972
Current portion of long-term loan	20	857	—
Other current liabilities		726	732
Total current liabilities		226,135	180,924
Total liabilities		361,859	336,455
Total equity and liabilities		946,006	989,994
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 25, 2022 and signed on its behalf by:
Daphne Zohar
Chief Executive Officer
April 25, 2022
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31

	Share Capital
	Shares	Amount $000s	Share premium $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2019	282,493,867	5,375	278,385	138,506	10	20,923	(166,693)	276,506	(108,535)	167,971
Net income/(loss)	—	—	—	—	—	—	421,144	421,144	(55,079)	366,065
Foreign currency exchange	—	—	—	—	(10)	—	—	(10)	—	(10)
Total comprehensive income/(loss) for the year	—	—	—	—	(10)	—	421,144	421,134	(55,079)	366,055
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	97,178	97,178
Subsidiary note conversion and changes in NCI ownership interest	—	—	—	—	—	(20,631)	—	(20,631)	23,049	2,418
Exercise of share-based awards	237,090	5	499	—	—	—	—	504	—	504
Purchase of subsidiary's non-controlling interest through issuance of shares	2,126,338	28	9,078	—	—	(33,145)	—	(24,039)	24,039	—
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	3,061	—	3,061	—	3,061
Equity settled share-based payments	—	—	—	—	—	12,785	—	12,785	1,683	14,468
Vesting of restricted stock units (RSU)	513,324	—	—	—	—	(1,280)	—	(1,280)	—	(1,280)
Other	—	—	—	—	—	5	(7)	(2)	25	23
Balance December 31, 2019	285,370,619	5,408	287,962	138,506	—	(18,282)	254,444	668,037	(17,639)	650,398
Net income/(loss)	—	—	—	—	—	—	5,985	5,985	(1,417)	4,568
Foreign currency exchange	—	—	—	—	469	—	—	469	—	469
Total comprehensive income/(loss) for the year	—	—	—	—	469	—	5,985	6,454	(1,417)	5,037
Exercise of share-based awards	514,406	9	1,016	—	—	—	—	1,025	11	1,036
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	(684)	—	(684)	—	(684)
Equity settled share-based awards	—	—	—	—	—	7,805	—	7,805	2,822	10,627
Settlement of restricted stock units	—	—	—	—	—	(12,888)	—	(12,888)	—	(12,888)
Other	—	—	—	—	—	—	—	—	13	13
As at December 31, 2020	285,885,025	5,417	288,978	138,506	469	(24,050)	260,429	669,748	(16,209)	653,539
Net income/(loss)	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Foreign currency exchange	—	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss) for the year	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Exercise of share-based awards	1,911,560	27	326	—	—	—	—	352	—	352
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	615	—	615	—	615
Equity settled share-based awards	—	—	—	—	—	7,109	—	7,109	6,252	13,361
Settlement of restricted stock units	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
NCI exercise of share-based awards in subsidiaries	—	—	—	—	—	5,988	—	5,988	(5,922)	66
Distributions	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2021	287,796,585	5,444	289,303	138,506	469	(40,077)	199,871	593,515	(9,368)	584,147
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31

	Note	2021 $000s	2020 $000s	2019 $000s
Cash flows from operating activities
Income/(loss)		(62,709)	4,568	366,065
Adjustments to reconcile net operating loss to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	11, 12	7,287	6,645	6,665
Impairment of investment in associate	6	—	—	42,938
Equity settled share-based payment expense	8	13,950	10,718	14,468
(Gain)/loss on investments held at fair value	5	(179,316)	(232,674)	37,863
Realized loss on sale of investments		20,925	54,976	—
Gain on deconsolidation	5	—	—	(264,409)
Gain on loss of significant influence	5	—	—	(445,582)
Loss on disposal of assets	11	53	66	140
Share of net (income)/loss of associates accounted for using the equity method	6	73,703	34,117	(30,791)
Fair value gain on derivative	6	(800)	—	—
Income taxes, net	25	3,756	14,402	112,077
Finance costs, net	9	(5,050)	6,114	46,229
Changes in operating assets and liabilities:
Accounts receivable	22	(617)	(529)	747
Other financial assets	13	—	—	(48)
Prepaid expenses and other current assets		(5,350)	(3,371)	(25)
Deferred revenues	3	(1,407)	(5,223)	186
Trade and other payables	19	8,338	605	11,166
Other liabilities		—	(7)	3,002
Other		(103)	—	—
Income taxes paid		(27,766)	(20,737)	—
Interest received		214	1,155	3,648
Interest paid	20, 21	(3,382)	(2,651)	(2,495)
Net cash used in operating activities		(158,274)	(131,827)	(98,156)
Cash flows from investing activities:
Purchase of property and equipment	11	(5,571)	(5,170)	(12,138)
Proceeds from sale of property and equipment		30	—	—
Purchases of intangible assets	12	(90)	(254)	(400)
Purchase of associate preferred shares held at fair value	5, 6	—	(10,000)	(13,670)
Purchase of investments held at fair value	5	(500)	(1,150)	(1,556)
Sale of investments held at fair value	5	218,125	350,586	9,294
Receipt of payment of sublease	21	381	350	191
Purchase of short-term note from associate	16	(15,000)	—	—
Purchase of convertible note	6	—	—	(6,480)
Cash derecognized upon loss of control over subsidiary		—	—	(16,036)
Purchases of short-term investments	22	—	—	(69,541)
Proceeds from maturity of short-term investments	22	—	30,116	173,995
Net cash provided by investing activities		197,375	364,478	63,659
Cash flows from financing activities:
Receipt of PPP loan		—	68	—
Issuance of long term loan	20	—	14,720	—
Issuance of subsidiary preferred Shares	15	37,610	13,750	51,048
Proceeds from issuance of convertible notes in subsidiary	17	2,215	25,000	1,606
Payment of lease liability	21	(3,375)	(2,908)	(1,678)
Repayment of long-term debt		—	—	(178)
Distribution to Tal shareholders		—	—	(112)
Exercise of stock options		352	1,036	504
Settlement of RSU's		(10,749)	(12,888)	—
Vesting of restricted stock units and net share exercise		(2,582)	—	(1,280)
Issuance of shares to NCI in subsidiary	15	66	—	—
Issuance of warrants		—	92	—
Acquisition of a non-controlling Interest of a subsidiary		(806)	—	—
Other		(5)	—	—
Net cash provided by financing activities		22,727	38,869	49,910
Effect of exchange rates on cash and cash equivalents		—	—	(104)
Net increase in cash and cash equivalents		61,827	271,520	15,309
Cash and cash equivalents at beginning of year		403,881	132,360	117,051
Cash and cash equivalents at end of year		465,708	403,881	132,360
Supplemental disclosure of non-cash investment and financing activities:
Purchase of non controlling interest in consideration for issuance of shares and options		—	—	9,106
Purchase of intangible asset and investment held at fair value in consideration for issuance of warrant liability and assumption of other long and short-term liabilities		—	—	15,894
Purchase of property, plant and equipment against trade and other payables	11	1,841	—	—
Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset)	11	1,010	—	10,680
Conversion of subsidiary convertible note into preferred share liabilities	17	25,797	—	4,894
Conversion of subsidiary convertible note into subsidiary common stock (NCI)		—	—	2,418
Supplemental disclosure of cash paid for income taxes:
Cash paid for income taxes		27,766	20,737	176
The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1.     Accounting policies
Description of Business
PureTech Health plc (“PureTech,” the “Parent” or the “Company”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 4AB, United Kingdom.
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
Basis of Presentation
The consolidated financial statements of the Group are presented as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019. The Group financial statements have been approved by the Directors on April 25, 2022, and are prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). UK-adopted IFRSs differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.
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
Basis of Measurement
The consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, short-term note from associate and liabilities classified as fair value through the profit or loss.
Use of Judgments and Estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis.
Significant estimation is applied in determining the following:
•Financial instruments valuations (Note 16): when estimating the fair value of subsidiary warrants, convertible notes and subsidiary preferred shares carried at fair value through profit and loss (FVTPL) as well as investments held at fair value, at initial recognition and upon subsequent measurement. This includes determining the appropriate valuation methodology and making certain estimates of the future earnings potential of the subsidiary businesses, appropriate discount rate, estimated time to exit, marketability and other industry and company specific risk factors. See Note 16 for the sensitivity analysis for key estimates used in these valuations.
Significant judgement is also applied in determining the following:
•Subsidiary preferred shares liability classification (Note 15): when determining the classification of financial instruments in terms of liability or equity. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether that obligation will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments.
•When the power to control the subsidiaries exists (please refer to Notes 5 and 6 and accounting policy below Subsidiaries). This judgement includes an assessment of whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The Company considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Company etc. If the power to control investees exists we consolidate the financial statements of such investee in the consolidated financial statements of the Group. Upon issuance of new shares in a subsidiary and a resulting change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated.
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
As of December 31, 2021, the Group had cash and cash equivalents of $465.7 million. Considering the Group’s and the Company's financial position as of December 31, 2021, and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continue to comply with all financial obligations. The Directors believe the Group and the Company is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements, irrespective of uncertainty regarding the duration and severity of the COVID-19 pandemic and the global macroeconomic impact of the pandemic. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The consolidated financial information as of December 31, 2021 and 2020, and for each of the years ended December 31, 2021, 2020 and 2019, comprises an aggregation of financial information of the Company and the consolidated financial information of PureTech Health LLC (“PureTech LLC”). Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Financial results of subsidiaries of the Group as of December 31, 2021, are reported within the Internal segment, Controlled Founded Entities segment or the Parent Company and Other section (please refer to Note 4). Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint Directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.
A list of all current and former subsidiaries organized with respect to classification as of December 31, 2021, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2021, 2020 and 2019, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

	Voting percentage at December 31, through the holdings in
	2021		2020		2019
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Alivio Therapeutics, Inc.[1,2]	—	100.0	—	91.9	—	91.9
Entrega, Inc. (indirectly held through Enlight)[1,2]	—	77.3	—	83.1	—	83.1
Follica, Incorporated[1,2,5]	28.7	56.7	28.7	56.7	28.7	56.7
PureTech LYT (formerly Ariya Therapeutics, Inc.)	—	100.0	—	100.0	—	100.0
PureTech LYT-100	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Sonde Health, Inc.[1,2]	—	51.8	—	51.8	—	64.1
Vedanta Biosciences, Inc.[1,2]	—	48.6	—	59.3	—	61.8
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[1,2]	—	48.6	—	59.3	—	61.8
Deconsolidated former subsidiary operating companies
Akili Interactive Labs, Inc.[2]	—	26.7	—	41.9	—	41.9
Gelesis, Inc.[1,2,7,10]	4.8	19.7	4.9	20.2	5.7	20.2
Karuna Therapeutics, Inc.[1,2,8]	5.6	—	12.6	—	28.4	—

Vor Biopharma Inc.[1,2,9]	8.6	—	—	16.4	—	47.5
Nontrading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	—	—
Inactive subsidiaries
Appeering, Inc.[2]	—	100.0	—	100.0	—	100.0
Commense Inc.[2,6]	—	99.1	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[1,2]	57.7	28.3	57.7	28.3	57.7	28.3
Knode Inc. (indirectly held through Enlight)[2]	—	86.0	—	86.0	—	86.0
Libra Biosciences, Inc.[2]	—	100.0	—	100.0	—	100.0
Mandara Sciences, LLC[2]	98.3	—	98.3	—	98.3	—
Tal Medical, Inc.[1,2]	—	100.0	—	100.0	—	100.0
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
6    Commense turned inactive during 2019.
7    On July 1, 2019 PureTech lost control of Gelesis and Gelesis was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Gelesis through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 5 and 6 for further details about the accounting for the investments in Gelesis subsequent to deconsolidation.
8    On March 15, 2019, PureTech lost control of Karuna, Karuna was deconsolidated from the Group’s financial statements and is no longer considered a subsidiary. This results in only the profits and losses generated by Karuna through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss).. See Note 5 for further details about the accounting for the investment in Karuna subsequent to deconsolidation.
9    On February 12, 2019, PureTech lost control of Vor, Vor was deconsolidated from the Group’s financial statements and is no longer considered a subsidiary. This results in only the profits and losses generated by Vor through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss) .See Note 5 for further details about the accounting for the investment in Vor subsequent to deconsolidation.
10    See note 26 regarding Gelesis business combination with Capstar Special Purpose Acquisition Corp after balance sheet date and the Group's ownership rights in the new combined public entity.

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
Financial Assets
The Group’s financial assets consist of cash and cash equivalents, trade and other receivables, investments in equity securities, short-term note, other deposits and investments in associates’ preferred shares. The Group’s financial assets are classified into the following categories: investments held at fair value, trade and other receivables, short-term investments (if applicable) and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired.
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
The short term note from an associate, since its contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, is initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss.
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
To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the Group's shareholders' equity exclude amounts in relation to those shares.
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
Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, PureTech has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations.
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
Royalty income received in respect of licensing agreements is recognized as the related third party sales in the licensee occur.
Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Company classifies as non-current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle.
Grant Income

The Company recognizes grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Company will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Company evaluates the conditions of each grant as of each reporting date to ensure that the Company has reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions.
The Company submits qualifying expenses for reimbursement after the Company has incurred the research and development expense. The Company records an unbilled receivable upon incurring such expenses. In cases were grant income is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant income is recognized in the Consolidated Statements of Comprehensive Income/(Loss) at the time in which the Company recognizes the related reimbursable expense for which the grant is intended to compensate.
Functional and Presentation Currency
These consolidated financial statements are presented in United States dollars (“US dollars”). The functional currency of virtually all members of the Group is the U.S. dollar. The assets and liabilities of a previously held subsidiary were translated to U.S. dollars at the exchange rate prevailing on the balance sheet date and revenues and expenses were translated at the average exchange rate for the period. Foreign exchange differences resulting from the translation were reported in Other Comprehensive Income/(Loss).
Foreign Currency
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on remeasurement are recognized in the Consolidated Statement of Comprehensive Income/(Loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
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
Intangible Assets
Intangible assets, which include purchased patents and licenses with finite useful lives, are carried at historical cost less accumulated amortization, if amortization has commenced. Intangible assets with finite lives are amortized from the time they are available for use. Amortization is calculated using the straight-line method to allocate the costs of patents and licenses over their estimated useful lives.
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
The Company’s IPR&D intangible assets are not yet available for their intended use. As such, they are tested for impairment at least annually.
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
Share-based Payments
Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units - see below) in accordance with IFRS 2, regardless of how the equity instruments are obtained by the Group. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
Certain restricted stock units are treated as liability settled awards starting in 2021. Such awards are remeasured at every reporting date until settlement date and are recognized as compensation expense over the requisite service period. Differences in remeasurement are recognized in profit and loss. The cumulative cost that will ultimately be recognized in respect of these awards will equal to the amount at settlement.
The fair value of the awards is measured using option pricing models and other appropriate models, which take into account the terms and conditions of the awards granted. See further details in Note 8.
Development Costs
Expenditures on research activities are recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). In accordance with IAS 38 development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). As of balance sheet date the Group has not capitalized any development costs.
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
Leases
The Group leases real estate (and some minor equipment) for use in operations. These leases generally have lease terms of 1 to 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit rate, we use the Group’s estimated incremental borrowing rate based on information available at commencement date in determining the present value of future payments.
The Group’s operating leases are virtually all leases of real estate.
The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for:
•Leases with a term of 12 months or less and containing no purchase options; and
•Leases where the underlying asset has a value of less than $5,000.
The right-of-use asset is depreciated on a straight-line basis and the lease liability gives rise to an interest charge.
Further information regarding the subleases, right of use asset and lease liability can be found in Note 21.
Finance Income and Finance Costs

Finance income is comprised of income on funds invested in U.S. treasuries, income on money market funds and income on a finance lease. Financing income is recognized as it is earned. Finance costs comprise mainly of loan, notes and lease liability interest expenses and the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decreases).
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
Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets with respect to investments in associates are recognized only to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
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
Fair Value Measurements
The Group’s accounting policies require that certain financial assets and certain financial liabilities be measured at their fair value.
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

2.     New Standards and Interpretations Not Yet Adopted
A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2022 and have not been applied in preparing the consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below.
Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Group's financial statements.
Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements.
Effective January 1, 2023, IAS 12 is amended to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendment is not expected to have an impact on the Group's financial statements as the

Group has already recognized a deferred tax asset and deferred tax liability that arose on initial recognition of its leases (the Group does not have decommissioning provisions).
None of the other new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company.

3.     Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2021 $000s	2020 $000s	2019 $000s
Contract revenue	9,979	8,341	8,688
Grant income	7,409	3,427	1,119
Total revenue	17,388	11,768	9,807
All amounts recorded in contract revenue were generated in the United States. For the years ended December 31, 2021 and 2020 contract revenue includes royalties received from an associate in the amount of $231 thousand and $54 thousand, respectively.
Primarily all of the Company’s contracts in the years ended December 31, 2021, 2020 and 2019 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services (not including the license acquired by Imbrium upon option exercise – see below). Therefore, for such contracts, revenue is recognized over time based on the input method which the Company believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front at the inception of the contract (or upon achieving a milestone event) and to a lesser extent payments are made periodically over the contract term.

During the year ended December 31, 2021, the company received a $6.5 million payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate, as defined in the agreement. Since the license transferred was a functional license, revenue from the option exercise was recognized at a point in time upon transfer of the license, which occurred during the year ended December 31, 2021.
During the year ended December 31, 2020, the Company received a $2.0 million milestone payment from Karuna Therapeutics, Inc. following initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna. This milestone was recognized as revenue during the year ended December 31, 2020.

Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition For the years ended December 31,	2021 $000s	2020 $000s	2019 $000s
Transferred at a point in time – Licensing Income[1]	6,809	2,054	—
Transferred over time[2]	3,171	6,286	8,688
	9,979	8,341	8,688
1    2021 – Attributed to Internal segment ($6.5 million), Controlled Founded Entities segment ($74 thousand) and to Parent Company and Other ($235 thousand); 2020 – Attributed to Parent Company and Other. See note 4, Segment information.
2    2021 – Attributed to Internal segment ($1,629 thousand) and Controlled Founded Entities segment ($1,541 thousand); 2020 – Attributed to Internal segment ($5,297 thousand), and Controlled Founded Entities segment ($990 thousand), 2019 – Attributed to Internal segment ($7,077 thousand), Controlled founded entities segment ($1,474 thousand) and Parent Company and Other ($137 thousand). See Note 4, Segment Information.

Customers over 10% of revenue	2021 $000s	2020 $000s	2019 $000s
Customer A	—	1,518	4,973
Customer B	1,500	896	1,433
Customer C	—	2,043	1,091
Customer D	7,250	1,736	1,013
Customer E	—	2,000	—
	8,750	8,193	8,510
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

Contract Balances	2021 $000s	2020 $000s
Accounts receivable	704	711
Deferred revenue – short term	65	1,472
During the year ended December 31, 2021, $1.4 million of revenue was recognized from deferred revenue outstanding at December 31, 2020.
Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year and for which fulfillment of the contract has started as of the end of the reporting period. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 2021, was nil.

4.    Segment Information
Basis for Segmentation
The Directors are the Group’s strategic decision-makers. The Group’s operating segments are reported based on the financial information provided to the Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined that each entity is representative of a single operating segment as the Directors monitor the financial results at this level. When identifying the reportable segments the Group has determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities.
The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2021, except the change in the composition of the segments with respect to Alivio, as explained below. Virtually all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided.
During the year ended December 31, 2021, the Company acquired the non-controlling interest in Alivio and since then Alivio is wholly owned by the Company and is managed within the Internal segment. The Company has revised in these financial statements the prior period financial information to conform to the presentation as of and for the period ending December 31, 2021. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time.
Internal
The Internal segment (the “Internal segment”), is advancing Wholly Owned Programs which is focused on immunological, fibrotic and lymphatic system disorders and builds upon validated biologic pathways and proven pharmacology. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2021, this segment included PureTech LYT (formerly Ariya Therapeutics), PureTech LYT-100 and Alivio Therapeutics, Inc.
Controlled Founded Entities
The Controlled Founded Entity segment (the “Controlled Founded Entity segment”) is comprised of the Group’s subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2021, this segment included Entrega Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc.
Non-Controlled Founded Entities
The Non-Controlled Founded Entities segment (the “Non-Controlled Founded Entities segment”) is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder and no longer has the right to elect a majority of the members of the subsidiaries’ Board of Directors. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment includes Vor Biopharma Inc. (“Vor”), Karuna Therapeutics, Inc. (“Karuna”), and Gelesis Inc. (“Gelesis”), which were deconsolidated during the year ended December 31, 2019.
The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entities to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in each entity at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other section.
Parent Company and Other
Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Intercompany transactions between segments consist primarily of management fees charged from the Parent Company to the other segments. This section also captures the accounting for the Company’s holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, gain on loss of significant influence, and the share of net income/ (loss) of associates accounted for using the equity method. As of December 31, 2021, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp. and PureTech Securities II Corp., as well as certain other dormant, inactive and shell entities.

Information About Reportable Segments:

	2021 $000s
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	8,129	1,615	—	235	9,979
Grant revenue	1,253	6,156	—	—	7,409
Total revenue	9,382	7,771	—	235	17,388
General and administrative expenses	(8,673)	(20,729)	—	(27,797)	(57,199)
Research and development expenses	(65,444)	(43,783)	—	(1,244)	(110,471)
Total operating expense	(74,118)	(64,512)	—	(29,041)	(167,671)
Other income/(expense):
Gain/(loss) on investments held at fair value	—	—	—	179,316	179,316
Loss realized on sale of investments	—	—	—	(20,925)	(20,925)
Gain/(loss) on disposal of assets	(1)	(51)	—	—	(53)
Other income/(expense)	—	121	—	1,523	1,645
Total other income/(expense)	(1)	70	—	159,914	159,983
Net finance income/(costs)	(16)	6,744	—	(1,679)	5,050
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(73,703)	(73,703)
Income/(loss) before taxes	(64,753)	(49,927)	—	55,727	(58,953)
Income/(loss) before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(60,368)	(50,583)	—	63,628	(47,323)
Finance income/(costs) – IFRS 9 fair value accounting	—	9,606	—	—	9,606
Share-based payment expense	(3,066)	(6,256)	—	(4,628)	(13,950)
Depreciation of tangible assets	(1,319)	(1,518)	—	(1,510)	(4,347)
Amortization of ROU assets	—	(1,174)	—	(1,764)	(2,938)
Amortization of intangible assets	—	(2)	—	—	(2)
Taxation	—	—	—	(3,756)	(3,756)
Income/(loss) for the year	(64,753)	(49,927)	—	51,971	(62,709)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the year	(64,753)	(49,927)	—	51,971	(62,709)
Total comprehensive income/(loss) attributable to:
Owners of the Company	(64,657)	(47,857)	—	51,956	(60,558)
Non-controlling interests	(96)	(2,069)	—	15	(2,151)
	December 31, 2021 $000s
Consolidated Statements of Financial Position:
Total assets	125,726	66,274	—	754,007	946,006
Total liabilities[1]	228,789	228,857	—	(95,787)	361,859
Net assets/(liabilities)	(103,063)	(162,584)	—	849,794	584,147
1    Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $233.3 million.

	2020 $000s
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	5,297	990	—	2,054	8,341
Grant revenue	1,563	1,864	—	—	3,427
Total revenue	6,860	2,853	—	2,054	11,768
General and administrative expenses	(3,482)	(13,691)	—	(32,267)	(49,440)
Research and development expenses	(45,346)	(36,279)	—	(234)	(81,859)
Total Operating expenses	(48,828)	(49,970)	—	(32,500)	(131,299)
Other income/(expense):
Gain/(loss) on investments held at fair value	—	—	—	232,674	232,674
Loss realized on sale of investments	—	—	—	(54,976)	(54,976)
Gain/(loss) on disposal of assets	(15)	(15)	—	—	(30)
Other income/(expense)	—	100	—	965	1,065
Other income/(expense)	(15)	85	—	178,662	178,732
Net finance income/(costs)	19	(5,204)	—	(930)	(6,115)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(34,117)	(34,117)
Income/(loss) before taxes	(41,964)	(52,236)	—	113,170	18,969
(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(38,349)	(42,602)	—	121,644	40,694
Finance income/(costs) – subsidiary preferred shares	—	—	—	—	—
Finance income/(costs) – IFRS 9 fair value accounting	—	(4,351)	—	—	(4,351)
Share-based payment expense	(2,762)	(2,552)	—	(5,405)	(10,718)
Depreciation of tangible assets	(854)	(1,544)	—	(1,547)	(3,945)
Amortization of ROU assets	—	(1,186)	—	(1,523)	(2,709)
Amortization of intangible assets	—	(1)	—	—	(1)
Taxation	—	(1)	—	(14,400)	(14,401)
Income/(loss) for the year	(41,964)	(52,237)	—	98,769	4,568
Other comprehensive income/(loss)	—	—	—	469	469
Total comprehensive income/(loss) for the year	(41,964)	(52,237)	—	99,238	5,037
Total comprehensive income/(loss) attributable to:
Owners of the Company	(41,773)	(51,026)	—	99,253	6,454
Non-controlling interests	(191)	(1,211)	—	(15)	(1,417)
	December 31, 2020 $000s
Consolidated Statements of Financial Position:
Total assets	89,214	67,433	—	833,347	989,994
Total liabilities	130,049	200,457	—	5,949	336,455
Net (liabilities)/assets	(40,835)	(133,023)	—	827,397	653,539
The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 18.

	2019 $000s
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Loss
Contract revenue	7,077	1,474	—	137	8,688
Grant revenue	928	191	—	—	1,119
Total revenue	8,006	1,664	—	137	9,807
General and administrative expenses	(3,252)	(13,569)	(10,439)	(32,098)	(59,358)
Research and development expenses	(28,874)	(39,883)	(15,555)	(1,536)	(85,848)
Total operating expense	(32,126)	(53,451)	(25,994)	(33,634)	(145,206)
Other income/(expense):
Gain on deconsolidation	—	—	—	264,409	264,409
Gain/(loss) on investments held at fair value	—	—	—	(37,863)	(37,863)
Gain/(loss) on disposal of assets	17	(39)	—	(60)	(82)
Gain on loss of significant influence	—	—	—	445,582	445,582
Other income/(expense)	—	166	—	(45)	121
Other income/(expense)	17	127	—	672,023	672,167
Net finance income/(costs)	—	(16,947)	(30,141)	941	(46,147)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	30,791	30,791
Impairment of investment in associate	—	—	—	(42,938)	(42,938)
Income/(loss) before taxes	(24,104)	(68,608)	(56,135)	627,320	478,474
(Loss)/income before taxes pre IAS 39 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(23,698)	(47,188)	(21,873)	640,298	547,540
Finance income/(costs) – subsidiary preferred shares	—	107	(1,564)	(1)	(1,458)
Finance income/(costs) – IFRS 9 fair value accounting	—	(17,294)	(28,737)	(444)	(46,475)
Share-based payment expense	(19)	(1,664)	(3,543)	(9,242)	(14,468)
Depreciation of tangible assets	(390)	(1,517)	(207)	(1,114)	(3,228)
Amortization of ROU assets	—	(1,060)	(83)	(2,177)	(3,320)
Amortization of intangible assets	4	7	(128)	—	(117)
Taxation	—	(134)	(162)	(112,113)	(112,409)
Income/(loss) for the year	(24,104)	(68,741)	(56,297)	515,207	366,065
Other comprehensive income/(loss)	—	—	(10)	—	(10)
Total comprehensive income/(loss) for the year	(24,104)	(68,741)	(56,307)	515,207	366,055
Total comprehensive income/(loss) attributable to:
Owners of the Company	(6,461)	(55,258)	(32,353)	515,207	421,133
Non-controlling interests	(17,643)	(13,483)	(23,953)	—	(55,079)

5.     Investments held at fair value
Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Gelesis (other than the investment in common shares which is accounted for under the equity method), and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Interests in these investments were accounted for as shown below:

Investments held at fair value	$000's
Balance as of January 1, 2020	714,905
Sale of Karuna shares	(347,538)
Sale of resTORbio shares	(3,048)
Loss realised on sale of investments	(54,976)
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Unrealized Loss – fair value through profit and loss	232,674
Balance as of January 1, 2021 before allocation of share in associate loss to long-term interest	553,167
Sale of Karuna shares	(218,125)
Loss realised on sale of investments (see below)	(20,925)
Cash purchase of Vor preferred shares	500
Unrealized gain – fair value through profit and loss	179,271
Balance as of December 31, 2021 before allocation of share in associate loss to long-term interest	493,888
Share of associate loss allocated to long-term interest (see Note 6)	(96,709)
Balance as of December 31, 2021 after allocation of share in associate loss to long-term interest[1]	397,179
1    Fair value of investments accounted for at fair value, does not take into consideration contribution from milestones that occurred after December 31, 2021, the value of the Group's consolidated Founded Entities (Vedanta, Follica, Sonde and Entrega), the Internal segment, or cash and cash equivalents.
Vor
On February 12, 2019, Vor completed a Series A-2 Preferred Shares financing round with PureTech and several new third party investors. The financing provided for the purchase of 62,819,866 shares of Vor Series A-2 Preferred Shares at the purchase price of $0.40 per share.
As a result of the issuance of Series A-2 preferred shares to third-party investors, PureTech’s ownership percentage and corresponding voting rights dropped from 79.5 percent to 47.5 percent, and PureTech simultaneously lost control on Vor’s Board of Directors, both of which triggered a loss of control over the entity. As of February 12, 2019, Vor was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Vor through the deconsolidation date being included in the Consolidated Statement of Comprehensive Income/(Loss). While the Company no longer controlled Vor, it was concluded that PureTech still had significant influence over Vor by virtue of its large, albeit minority, ownership stake and its continued representation on Vor’s Board of Directors. During the year ended December 31, 2019, the Company recognized a $6.4 million gain on the deconsolidation of Vor, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Comprehensive Income/(Loss).
As PureTech did not hold common shares in Vor upon deconsolidation and the preferred shares it held did not have equity-like features, PureTech had no basis to account for its investment in Vor under IAS 28. The preferred shares held by PureTech fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the preferred shares at deconsolidation was $12.0 million.
On February 12, 2020, PureTech participated in the second closing of Vor’s Series A-2 Preferred Share financing. For consideration of $0.7 million, PureTech received 1,625,000 A-2 shares. On June 30, 2020, PureTech participated in the first closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 shares. Upon the conclusion of such Vor financings PureTech no longer had significant influence over Vor.
On January 8, 2021, PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received an additional 961,538 B Preferred shares.
On February 9, 2021, Vor closed its initial public offering (IPO) of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock. Following its IPO, the valuation of Vor common stock is based on level 1 inputs in the fair value hierarchy. See Note 16.
During the years ended December 31, 2021, 2020 and 2019, the Company recognized a gain of $3.9 million, a gain of $19.1 million, and a gain of $0.6 million, respectively for the changes in the fair value of the investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
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
During the years ended December 31, 2021, 2020 and 2019, the Company recognized a gain of $34.6 million, a gain of $7.1 million and a loss of $18.7 million, respectively related to the change in the fair value of the preferred shares and warrants that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The loss recorded in 2019 was primarily as a result of the Gelesis Series 3 Growth financing, which was executed with terms that resulted in a decrease in fair value across all other classes of preferred shares. Please refer to Note 16 for information regarding the valuation of these instruments. Additionally, due to the equity method based investment in Gelesis being reduced to zero, the Group allocated a portion of its share in the net loss in Gelesis in the years ended December 31, 2021 and 2020, totaling $73.7 million and $23.0 million, respectively, to its preferred share and warrant investments in Gelesis, which are considered to be long-term interests in Gelesis. As of December 31, 2021, the investment in Gelesis preferred shares and warrants was entirely reduced to nil.
See Note 26 for subsequent event regarding the investment in Gelesis.
Karuna
2019
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
As of December 2, 2019 it was concluded that the Company no longer exerted significant influence over Karuna owing to the resignation of the PureTech designee from Karuna’s Board of Directors, with PureTech retaining no ability to reappoint representation. Furthermore, PureTech was not involved in any manner, or had any influence, on the management of Karuna, or on any of its decision making processes and had no ability to do so. As such, PureTech lost the power to participate in the financial and operating policy decisions of Karuna. As a result, Karuna was no longer deemed an Associate and did not meet the scope of equity method accounting, resulting in the investment being accounted for as an investment held at fair value. As of December 2, 2019 the Company's interest in Karuna was 28.4 percent. For the period of June 28, 2019 through December 2, 2019, PureTech’s investment in Karuna was subject to equity method accounting. In accordance with IAS 28, the Company’s investment was adjusted by the share of losses generated by Karuna (weighted average of 31.4 percent based on common stock ownership interest), which resulted in a net loss of associates accounted for using the equity method of $6.3 million during the year ended December 31, 2019.
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
2020 and 2021
On January 22, 2020, PureTech sold 2,100,000 shares of Karuna common shares for aggregate proceeds of $200.9 million. On May 26, 2020, PureTech sold an additional 555,500 Karuna common shares for aggregate proceeds of $45.0 million. On August 26, 2020, PureTech sold 1,333,333 common shares of Karuna for aggregate proceeds of $101.6 million. As a result of the sales, Puretech recorded a loss of $54.8 million attributable to blockage discount included in the sales price, to the line item Loss Realized on Sale of Investment within the Consolidated Statement of Comprehensive Income/(Loss). See below for gain recorded in respect of the change in fair value of the Karuna investment.
On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118.0 million. Following the sale the Group held 2,406,564 common shares of Karuna, which represented 8.2 percent of Karuna common stock at the time of sale. On November 9, 2021, the group sold an additional 750,000 common shares of Karuna for $100.1 million. Following the sale the group holds 1,656,564 common shares of Karuna, which represented 5.6 percent at time of sale. As a result of the aforementioned sales, the Company recorded a loss of $20.9 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Consolidated Statement of Comprehensive Income/ (Loss) for the year ended December 31, 2021. See below for gain recorded in respect of the change in fair value of the Karuna investment.
During the years ended December 31, 2021 and 2020, the Company recognized a gain of $110.0 million and a gain of $191.2 million, respectively for the changes in the fair value of the Karuna investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2021, PureTech continued to hold Karuna common shares or 5.6 percent of total outstanding Karuna common shares. Please refer to Note 16 for information regarding the valuation of these instruments.
Akili
As PureTech does not hold common shares in Akili and the preferred shares it holds do not have equity-like features, PureTech has no basis to account for its investment in Akili under IAS 28. The preferred shares held by PureTech Health fall under the guidance of IFRS 9 and are treated as a financial asset held at fair value and all movements to the value of the preferred shares are recorded through the Consolidated Statements of Comprehensive Income/(Loss), in accordance with IFRS 9.
On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110.0 million in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent.
During the years ended December 31, 2021, 2020 and 2019, the Company recognized a gain of $32.2 million, a gain of $14.4 million, and a gain of $11.5 million, respectively for the changes in the fair value of the investment in Akili that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
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

Gain on deconsolidation
The following table summarizes the gain on deconsolidation recognized by the Company:

	2021 $000s	2020 $000s	2019 $000s
Year ended December 31,
Gain on deconsolidation of Vor	—	—	6,357
Gain on deconsolidation of Karuna	—	—	102,038
Gain on deconsolidation of Gelesis [Note 6]	—	—	156,014
Total gain on deconsolidation	—	—	264,409

6.     Investments in Associates
Gelesis
Gelesis was founded by PureTech and raised funding through preferred shares financings as well as issuances of warrants and loans. As of January 1, 2019, PureTech maintained control of Gelesis and Gelesis’s financial results were fully consolidated in the Group’s consolidated financial statements.
On July 1, 2019, the Gelesis Board of Directors was restructured, resulting in two of the three PureTech representatives resigning from the Board with PureTech retaining no ability to reappoint Directors to these board seats. As a result of this restructuring, PureTech lost control over Gelesis’ Board of Directors, which triggered a loss of control over the entity. At the deconsolidation date, PureTech held a 25.2 percent voting interest in Gelesis. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Gelesis through the deconsolidation date being included in the Group’s Consolidated Statement of Income/(Loss) and Other Comprehensive Income/(Loss). At the date of deconsolidation, PureTech recorded a $156.0 million gain on the deconsolidation of Gelesis, which was recorded to the Gain on the deconsolidation of subsidiary line item in the Consolidated Statement of Comprehensive Income/(Loss). While the Company no longer controls Gelesis, it was concluded that PureTech still has significant influence over Gelesis by virtue of its large, albeit minority, ownership stake and its continued representation on Gelesis’ Board of Directors and as such Gelesis is accounted for as an associate under IAS 28, starting at the date of deconsolidation.
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
Impairment loss for the year ended December 31, 2019
Following the issuance of the Gelesis Series 3 Preferred Shares at a higher valuation than the previous round with some favorable liquidation provisions primarily to PureTech and also to the other Series 3 preferred share investors, which resulted in adjustments to the fair values of other preferred shares, warrant classes and Gelesis common stock, the Company assessed the investment in common shares held in Gelesis for impairment. Management compared the recoverable amount of the investment to its carrying amount as of December 31, 2019, which resulted in an impairment loss to the Investment in Gelesis. The recoverable amount was estimated based on the fair value of the Gelesis common shares held by PureTech, which are considered to be within Level 3 of the fair value hierarchy. The costs of disposal are immaterial for the calculation of Gelesis investment’s recoverable amount. The total fair value of common shares was determined utilizing a hybrid valuation approach with significant unobservable inputs within the PureTech valuation framework. The multi-scenario hybrid valuation approach utilized the recent transaction method within an option pricing framework and an IPO scenario within a probability-weighted-expected return framework to determine the value allocation for the common share class of Gelesis. The PWERM maintained a 75.0 percent probability of occurrence while the OPM maintained a 25.0 percent probability of occurrence. The probability weighted term to exit was 1.57 years. The discount rate utilized was 20.0 percent while the risk-free rate and volatility utilized were 1.62 percent and 56.0 percent, respectively.
The impairment loss amounted to $42.9 million and was recorded to Impairment of investment in associate within the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2019. As of December 31, 2019 the investment in Gelesis was $10.6 million, which is equal to the fair value of the common shares held by PureTech.
Years ended December 31, 2020 and 2021
During the year ended December 31, 2021 and 2020, the Group recorded its share in the losses of Gelesis. In 2020 the Group's investment in associates accounted for under the equity method was reduced to zero. Since the Group has investments in Gelesis warrants and preferred shares that are deemed to be Long-term interests, the Company continued recognizing its share in Gelesis losses while applying such losses to its preferred share and warrant investment in Gelesis accounted for as an investment held at fair value. In 2021, the total investment in Gelesis, including the Long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or made payments on behalf of Gelesis, the Group discontinued recognizing equity method losses. As of December 31, 2021, unrecognized equity method losses amounted to $38.1 million, which included $0.7 million of unrecognized other comprehensive loss.

During 2021, due to exercise of stock options into common shares in Gelesis the Group's equity interest in Gelesis was reduced from 47.9 percent at December 31, 2020 to 42.0 percent as of December 31, 2021. The gain resulting from the issuance of shares to third parties and the resulting reduction in the Group's share in the accumulated deficit of Gelesis under the equity method was fully offset by the unrecognized equity method losses.
Karuna
For the period of June 28, 2019, through December 2, 2019, PureTech’s investment in Karuna was subject to equity method accounting. In accordance with IAS 28, the Company’s investment was adjusted by the share of losses generated by Karuna (weighted average of 31.4 percent based on common stock ownership interest), which resulted in a net loss of $6.3 million during the year ended December 31, 2019, recorded in the line item Share of net income/(loss) of associates. Starting December 2, 2019, due to the loss of significant influence in Karuna on such date, the Company is accounting for the investment in Karuna as an investment held at fair value. See Note 5 for further detail on the Group's investment in Karuna.
The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2021, 2020 and 2019.

Investment in Associates	$000's
As of January 1, 2019	—
Reclassification of Karuna investment at initial public offering	118,006
Investment in Gelesis upon deconsolidation	16,444
Share of net loss of Karuna accounted for using the equity method	(6,345)
Share of net profit of Gelesis accounted for using the equity method	37,136
Impairment of investment in Gelesis	(42,938)
Reclassification of investment upon loss of significant influence	(111,661)
As of December 31, 2019 and January 1, 2020	10,642
Share of net loss in Gelesis	(34,117)
Share of other comprehensive income in Gelesis	469
Share of losses recorded against long term interests	23,006
As of December 31, 2020 and January 1, 2021	—
Share of net loss in Gelesis	(73,703)
Share of losses recorded against long term interests	73,703
As of December 31, 2021	—
Summarized financial information
The following table summarizes the financial information of Gelesis as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Company’s interest in Gelesis. The information for the year ended December 31, 2019, includes the results of Gelesis only for the period July 1, 2019 to December 31, 2019, as Gelesis was consolidated prior to this period.

	2021 $000s	2020 $000s
As of and for the year ended December 31,
Percentage ownership interest	42.0%	47.9%
Non-current assets	357,508	372,184
Current assets	66,092	92,875
Non-current liabilities	(120,786)	(133,743)
Current liabilities	(537,432)	(300,748)
Non controlling interests and options issued to third parties	(14,216)	(6,577)
Net assets attributable to shareholders of Gelesis Inc.	(248,834)	23,989
Group's share of net assets	(104,527)	11,481
Goodwill	7,211	8,216
Impairment provision balance	(37,495)	(42,702)
Equity method losses recorded against Long-term Interests	96,709	23,006
Unrecognized equity method losses (*)	38,101	—
Investment in associate	—	—
	2021 $000s	2020 $000s	2019 $000s

Revenue	11,185	21,442	—
Income/(loss) from continuing operations (100%)	(271,430)	(71,157)	74,573
Total comprehensive income/(loss) (100%)	(273,005)	(70,178)	74,573
Group's share in net income (losses) - limited to net investment amount	(73,703)	(34,117)	37,136
Group's share of total comprehensive income (loss) - limited to net investment amount	(73,703)	(33,648)	37,136
(*) Unrecognized equity method losses includes unrecognized other comprehensive loss of $0.7 million.

See Note 26, for the completion of the business combination of Gelesis with Capstar Special Purpose Acquisition Corp ("Capstar") on January 13, 2022. The publicly traded company began trading on the New York Stock exchange under the ticker symbol "GLS" on January 14, 2022.

On December 30, 2021, PureTech signed a Backstop agreement with Capstar according to which PureTech committed to acquire Capstar class A common shares immediately prior to the closing of the business combination between Gelesis and Capstar, in case subsequent to the redemptions of Capstar shares being completed, the Available Funds, as defined in the agreement, are less than$15.0 million. Puretech committed to acquire two thirds of the necessary shares at $10 per share so that the Available Funds increase to $15.0 million. According to the Backstop agreement, in case PureTech is required to acquire any shares under the agreement, PureTech will receive an additional 1,322,500 class A common shares of Capstar (immediately prior to the closing of the business combination) at no additional consideration.
The Company determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. For the year ended December 31, 2021 the changes in fair value were de minimis. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11.2 million and transaction price of zero on the effective date and as such was initially recorded at zero. The deferred gain is amortized to Other income (expense) in the Consolidated Statement of Income (loss) over the period from the effective date until settlement date. As such, the Group recognized $0.8 million income in 2021 for the portion of the deferred gain amortized in 2021.
On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $5.0 million and received an additional 1,322,500 common A shares of Capstar for no additional consideration.

7.     Operating Expenses
Total operating expenses were as follows:

For the years ending December 31,	2021 $000s	2020 $000s	2019 $000s
General and administrative	57,199	49,440	59,358
Research and development	110,471	81,859	85,848
Total operating expenses	167,671	131,299	145,206
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ending December 31,	2021	2020	2019
General and administrative	52	43	39
Research and development	119	95	90
Total	171	138	129
The aggregate payroll costs of these persons were as follows:

	2021 $000s	2020 $000s	2019 $000s
For the years ending December 31,
General and administrative	26,438	22,943	24,468
Research and development	28,950	20,674	20,682
Total	55,388	43,616	45,150
Detailed operating expenses were as follows:

	2021 $000s	2020 $000s	2019 $000s
For the years ending December 31,
Salaries and wages	36,792	29,403	27,703
Healthcare benefits	2,563	1,866	1,511
Payroll taxes	2,084	1,629	1,468
Share-based payments	13,950	10,718	14,468
Total payroll costs	55,388	43,616	45,150
Other selling, general and administrative expenses	30,761	26,497	34,890
Other research and development expenses	81,521	61,186	65,166
Total other operating expenses	112,282	87,683	100,056
Total operating expenses	167,671	131,299	145,206
Auditor's remuneration:

For the years ending December 31,	2021 $000s	2020 $000s	2019 $000s
Audit of these financial statements	1,183	1,145	870
Audit of the financial statements of subsidiaries	312	291	290
Audit of the financial statements of associate**	571	350	—
Audit-related assurance services*	1,868	490	163
Non-audit related services	—	173	778
Total	3,934	2,449	2,101
*    2021 - $468.2 thousand represents prepaid expenses related to an expected initial public offering of a subsidiary.

**    Audit fees of $500.0 thousand and $350.0 thousand in respect of financial statements of associates for the years ended December 31, 2021, and 2020, respectively, are not included within the consolidated financial statements. Fees related to the audit of the financial statements of associates have been disclosed in respect of both 2021 and 2020 as these fees went towards supporting the audit opinion on the Group accounts. Such amounts were not previously disclosed in the 2020 financial statements.

Please refer to Note 8 for further disclosures related to share-based payments and Note 24 for management’s remuneration disclosures.

8.    Share-based Payments
Share-based payments includes stock options, restricted stock units (“RSUs”) and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards, except for performance based RSUs to executives that are treated as liability awards where expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group share-based payment expense for the years ended December 31, 2021, 2020 and 2019, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.
The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	2021 $000s	2020 $000s	2019 $000s
General and administrative	9,310	7,650	10,677
Research and development	4,640	3,068	3,791
Total	13,950	10,718	14,468
Ariya Stock Option Exchange- 2019
In conjunction with the acquisition of the remaining minority interests of PureTech LYT (previously named Ariya Therapeutics, Inc.) on October 1, 2019 (Please refer to Note 18), PureTech Health exchanged subsidiary stock options previously granted to the co-inventors, advisors and employees of PureTech LYT with stock options to purchase 2,147,965 of the Company's ordinary shares under the PureTech Health Performance Share Plan. As this was an exchange of awards within the consolidated group, whereby the Company's stock options were replacing Ariya's stock options, the exchange was accounted for as a modification of the original award and the incremental fair value on the date of the replacement was amortized over the remaining vesting period of the awards.
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
The share-based awards granted under the PSP are generally equity settled (see cash settlements below) and expire 10 years from the grant date. As of December 31, 2021, the Company had issued share-based awards to purchase an aggregate of 21,756,187 shares under this plan.
RSUs
RSU activity for the years ended December 31, 2021, 2020 and 2019 is detailed as follows:

	Number of Shares/Units	Wtd Avg Grant Date Fair Value (GBP) (*)
Outstanding (Non-vested) at January 1, 2019	6,598,783	1.29
RSUs Granted in Period	1,775,569	2.95
Vested	(3,738,005)	1.10
Forfeited	—	—
Outstanding (Non-vested) at December 31, 2019 and January 1, 2020	4,636,347	2.08
RSUs Granted in Period	1,759,011	1.80
Vested	(2,781,687)	1.54
Forfeited	(191,089)	2.37
Outstanding (Non-vested) at December 31, 2020 and January 1, 2021	3,422,582	2.46
RSUs Granted in Period	2,195,133	2.15
Vested	(1,176,695)	2.93
Forfeited	(808,305)	2.25
Outstanding (Non-vested) at December 31, 2021	3,632,715	1.91
(*) 2021 – for liability awards based on fair value at reporting date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a cliff vesting schedule over a one to three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the majority of the RSUs is subject to the satisfaction of performance and market conditions. The grant date fair value of market condition awards that are treated as equity settled awards is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. For liability settled awards, see below.
The Company recognizes the estimated fair value of performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.
The fair value of the market and performance-based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.
The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return (“TSR”), based on the achievement of absolute TSR targets, and to a lesser extent based on TSR as compared to the FTSE 250 Index, and the MSCI Europe Health Care Index. The remaining portion is based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group’s Remuneration Committee.
In 2017, the Company granted certain executives RSUs that vested based on the service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2019 where all service, market and performance conditions were met. The remuneration committee of PureTech's Board of Directors approved the achievement of the vesting conditions as of December 31, 2019 and reached the decision during the year ended December 31, 2020 to cash settle the 2017 RSUs. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $12.5 million (which after deducting tax withheld on behalf of recipients amounted to $7.2 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction in the financial statements as of and for the year ended December 31, 2020, whereby the full repurchase cash settlement amount was charged to equity in Other reserves.
Similarly in 2018, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2020 where all service, market and performance conditions were met. In February 2021 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2020 and on May 28, 2021 reached the decision to cash settle RSUs to certain employees while others were issued shares. The settlement value was determined based on the three day average closing price of the shares. The settlement value was $10.7 million (which after deducting tax withheld on behalf of recipients amounted to $6.4 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves in the financial statements as of and for the year ended December 31, 2021.
Following the different cash settlements, the Company concluded that although the remaining RSUs are to be settled by shares according to their respective agreements, and any cash settlement is at the Company's discretion, due to past practice of cash settlement to multiple employees, some for multiple years, these RSUs to the company executives should be treated as liability awards and as such adjusted to fair value at every reporting date with changes in fair value recorded in earnings as stock based compensation expense.
Consequently, the Company reclassified $1.9 million from equity to other non-current liabilities and $4.8 million from equity to other payables equal to the fair value of the awards at the date of reclassification. The Company treated the excess of the fair value at the reclassification date over the grant date fair value of the RSUs (for the portion of the vesting period that has already elapsed) in the amount of $2.9 million as an equity transaction. Therefore the full amount of the liability at reclassification was recorded as a charge to equity. The changes in fair value of the liability from reclassification date to balance sheet date or settlement date are recorded as stock-based compensation expense in the Consolidated Statement of Comprehensive Income (loss).
The Company incurred share-based payment expenses for performance, market and service based RSUs of $1.5 million (including $0.6 million expense in respect of RSU liability awards), $5.7 million and $2.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. The decrease in the share based compensation expense in respect of the RSUs for the year ended December 31, 2021, as compared to the year ended December 31, 2020 is due to reduction in the fair value of the liability awards as compared to their value at the date the awards were reclassified from equity awards to liability awards, as well as forfeitures of certain awards due to unexpected terminations of RSU holders.
As of December 31, 2021, the carrying amount of the RSU liability awards was $7.4 million ($4.7 million current; $2.7 million non current), out of which $4.6 million related to awards that have met all their performance and market conditions.
Stock Options
Stock option activity for the years ended December 31, 2021, 2020 and 2019, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2019	5,075,734	1.40	8.78
Granted	3,634,183	0.84
Exercised	(237,090)	1.98		2.81
Forfeited	—	—
Options Exercisable at December 31, 2019 and January 1, 2020	4,349,921	0.93	8.34
Outstanding at December 31, 2019 and January 1, 2020	8,472,827	1.16	8.55
Granted	4,076,982	3.14
Exercised	(514,410)	1.52		2.88
Forfeited	(1,119,313)	1.88
Options Exercisable at December 31, 2020 and January 1, 2021	5,447,405	0.98	7.46
Outstanding at December 31, 2020 and January 1, 2021	10,916,086	1.81	8.38
Granted	5,424,000	3.34
Exercised	(2,238,187)	0.70		3.63
Forfeited	(687,781)	2.53
Options Exercisable at December 31, 2021	4,773,873	1.42	6.50
Outstanding at December 31, 2021	13,414,118	2.58	8.29
The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2021	2020	2019
Expected volatility	41.05%	41.25%	35.68%
Expected terms (in years)	6.16	6.11	5.81
Risk-free interest rate	1.06%	0.53%	1.85%
Expected dividend yield	—	—	—
Grant date fair value	$1.87	$1.72	$2.23
The Company incurred share-based payment expense for the stock options of $6.2 million, $2.1 million and $9.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. The increase in expense for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is due to the new grants granted in 2021. The significant decrease for the year ended December 31, 2020, as compared to the year ended December 31, 2019, is largely attributable to the exchange of the Ariya awards with the Company's stock options in the year ended December 31, 2019, which resulted in an additional expense recorded in such year, as described above.
For shares outstanding as of December 31, 2021, the range of exercise prices is detailed as follow:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	842,762	—	7.76
1.00 to 2.00	3,521,839	1.42	5.81
2.00 to 3.00	1,251,017	2.47	8.35
3.00 to 4.00	7,798,500	3.39	9.46
Total	13,414,118	2.58	8.29
Subsidiary Plans
Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2021	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2021
Alivio	3,888,168	197,398	(2,373,750)	(506,260)	(1,205,556)	—
Entrega	962,000	—	(525,000)	(87,500)	—	349,500
Follica	1,309,040	1,383,080	—	(6,000)	—	2,686,120
Sonde	2,192,834	—	—	(51,507)	(92,323)	2,049,004
Vedanta	1,741,888	451,532	(52,938)	(76,491)	(72,354)	1,991,637

	Outstanding as of January 1, 2020	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2020
Alivio	3,698,244	189,924	—	—	—	3,888,168
Entrega	972,000	—	—	—	(10,000)	962,000
Follica	1,309,040	—	—	—	—	1,309,040
Sonde	1,829,004	363,830	—	—	—	2,192,834
Vedanta	1,450,100	493,951	(813)	—	(201,350)	1,741,888

	Outstanding as of January 1, 2019	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Outstanding as of December 31, 2019
Gelesis	3,681,732	—	—	(110,386)	(3,571,346)¹	—
Alivio	2,393,750	1,329,494	(3,125)	—	(21,875)	3,698,244
PureTech LYT	2,180,000	—	—	—	(2,180,000)²	—
Commense	540,416	—	—	—	(540,416)	—
Entrega	914,000	58,000	—	—	—	972,000
Follica	1,229,452	79,588	—	—	—	1,309,040
Karuna	1,949,927	—	—	—	(1,949,927)¹	—
Sonde	22,500	1,806,504	—	—	—	1,829,004
Vedanta	1,373,750	154,193	—	—	(77,843)	1,450,100
1    These shares represent the options outstanding on the date of deconsolidation of Karuna and Gelesis.
2    These shares represent the options outstanding on the date of exchange to PureTech stock options.

The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2021, were as follows:

Outstanding at December 31, 2021	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Alivio	—	—	0
Entrega	349,500	1.88	4.62
Follica	2,686,120	1.39	7.28
Sonde	2,049,004	0.20	7.71
Vedanta	1,991,637	13.42	5.92
The weighted average exercise prices for the options granted for the years ended December 31, 2021, 2020 and 2019, were as follows:

For the years ended December 31,	2021 $	2020 $	2019 $
Alivio	—	0.47	0.49
Follica	1.86	—	0.03
Sonde	—	0.18	0.20
Vedanta	19.69	19.59	19.13
The weighted average exercise prices for options forfeited during the year ended December 31, 2021, were as follows:

Forfeited during the year ended December 31, 2021	Number of options	Weighted-average exercise price $
Alivio	1,205,556	0.48
Sonde	92,323	0.18
Vedanta	72,354	19.36

The weighted average exercise prices for options exercised during the year ended December 31, 2021, were as follows:

Exercised during the year ended December 31, 2021	Number of options	Weighted-average exercise price $
Alivio	2,373,750	0.03
Entrega	525,000	0.03
Vedanta	52,938	0.96
The weighted average exercise prices for options exercisable as of December 31, 2021, were as follows:

Exercisable at December 31, 2021	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Alivio	—	—	—
Entrega	349,500	1.88	0.03-2.36
Follica	2,686,120	1.01	0.03-1.86
Sonde	2,049,004	0.20	0.13-0.20
Vedanta	1,991,637	9.64	0.02-19.94
Significant Subsidiary Plans
Vedanta 2010 Stock Incentive Plan
In 2010, the Board of Directors for Vedanta approved the 2010 Stock Incentive Plan (the “Vedanta Plan”). Through subsequent amendments, as of December 31, 2021, it allowed for the issuance of 2,797,055 share-based compensation awards through incentive share options, nonqualified share options, and restricted shares to employees, Directors, and nonemployees providing services to Vedanta. At December 31, 2021, 747,270 shares remained available for issuance under the Vedanta Plan.
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
The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions:

Assumption/Input	2021	2020	2019
Expected award life (in years)	6.00-7.11	6.00-10.00	5.86-6.07
Expected award price volatility	88.05%-88.59%	89.24%-95.46%	89.24%-95.46%
Risk free interest rate	0.96%-1.32%	0.32%-0.87%	1.73%-1.88%
Expected dividend yield	—	—	—
Grant date fair value	$13.84-$16.23	$13.09-$16.54	$14.12-$15.61
Share price at grant date	$19.00-$21.35	$19.59	$18.71-$19.94
Vedanta incurred share-based compensation expense of $5.4 million, $2.4 million and $1.7 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Other Plans
The stock compensation expense under plans at other subsidiaries of the Group not including Vedanta amounted to $0.84 million, $0.42 million and $0.01 million for the years ended December 31, 2021, 2020 and 2019, respectively.

9.    Finance Cost, net
The following table shows the breakdown of finance income and costs:

	2021 $000s	2020 $000s	2019 $000s
For the years ended December 31,
Finance income
Interest income from financial assets	214	1,183	4,362
Total finance income	214	1,183	4,362
Finance costs
Contractual interest expense on notes payable	(1,031)	(96)	(149)
Interest expense on other borrowings	(1,502)	(496)	—
Interest expense on lease liability	(2,181)	(2,354)	(2,495)
Gain/(loss) on foreign currency exchange	(56)	—	68
Total finance cost – contractual	(4,771)	(2,946)	(2,576)
Gain/(loss) from change in fair value of warrant liability	1,419	(117)	(11,890)
Gain/(loss) from change in fair value of preferred shares	8,362	(4,234)	(34,585)
Gain/(loss) from change in fair value of convertible debt	(175)	—	—
Total finance income/(costs) – fair value accounting	9,606	(4,351)	(46,475)
Total finance costs – subsidiary preferred shares	—	—	(1,458)

Total finance income/(costs)	9,606	(4,351)	(47,933)
Finance income/(costs), net	5,050	(6,115)	(46,147)

10.    Earnings/(Loss) per Share
The basic and diluted loss per share has been calculated by dividing the income/(loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the years ended December 31, 2021, 2020 and 2019, respectively. During the year ended December 31, 2021 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 6,553,905 shares.
Earnings/(Loss) Attributable to Owners of the Company:

	2021		2020		2019
	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s
Income/(loss) for the year, attributable to the owners of the Company	(60,558)	(60,558)	5,985	5,985	421,144	421,144
Income/(loss) attributable to ordinary shareholders	(60,558)	(60,558)	5,985	5,985	421,144	421,144
Weighted-Average Number of Ordinary Shares:

	2021		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	285,885,025	285,885,025	285,370,619	285,370,619	282,493,867	282,493,867
Effect of shares issued	705,958	705,958	233,048	233,048	932,600	932,600
Effect of dilutive shares (please refer to Note 8)	—	—	—	7,252,246	—	8,355,866
Weighted average number of ordinary shareholders at December 31,	286,590,983	286,590,983	285,603,667	292,855,913	283,426,467	291,782,333
Earnings/(Loss) per Share:

	2021		2020		2019
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	(0.21)	(0.21)	0.02	0.02	1.49	1.44

11.    Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2020	7,385	1,452	1,508	17,656	646	28,647
Additions, net of transfers	1,536	—	51	399	3,347	5,332
Disposals	(642)	—	(40)	—	—	(682)
Reclassifications	141	—	—	—	(141)	—
Balance as of December 31, 2020	8,420	1,452	1,519	18,054	3,852	33,297
Additions, net of transfers	1,424	—	92	183	6,723	8,422
Disposals	(323)	—	(282)	—	—	(605)
Reclassifications	2,211	—	—	248	(2,459)	—
Balance as of December 31, 2021	11,733	1,452	1,329	18,485	8,116	41,115

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2020	(2,968)	(239)	(1,030)	(2,955)	—	(7,192)
Depreciation	(1,572)	(215)	(297)	(1,860)	—	(3,944)
Disposals	576	—	40	—	—	616
Balance as of December 31, 2020	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)
Depreciation	(1,973)	(208)	(174)	(1,991)	—	(4,346)
Disposals	251	—	271	—	—	522
Balance as of December 31, 2021	(5,686)	(663)	(1,190)	(6,806)	—	(14,344)

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2020	4,456	998	232	13,239	3,852	22,777
Balance as of December 31, 2021	6,047	790	139	11,679	8,116	26,771
Depreciation of property and equipment is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $4.3 million, $3.9 million and $3.2 million for the years ended December 31, 2021, 2020 and 2019, respectively.

12.     Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $000s
Balance as of January 1, 2020	625
Additions	275
Balance as of December 31, 2020	900
Additions	90
Balance as of December 31, 2021	990

Accumulated amortization	Licenses $000s
Balance as of January 1, 2020	—
Amortization	(1)
Balance as of December 31, 2020	(1)
Amortization	(2)
Balance as of December 31, 2021	(3)

Intangible assets, net	Licenses $000s
Balance as of December 31, 2020	899
Balance as of December 31, 2021	987
Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually.

The Company tested such assets for impairment as of balance sheet date and concluded that none were impaired.
Amortization expense was included in the Research and development expenses line item in the accompanying Consolidated Statements of Comprehensive Income/(Loss). Amortization expense, recorded using the straight-line method, was approximately $0.0 million, $0.0 million and $0.1 million for the years ended December 31, 2021 2020 and 2019, respectively.

13.     Other Financial Assets
Other financial assets consist of restricted cash held, which represents amounts that are reserved as collateral against letters of credit with a bank that are issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. Information regarding restricted cash was as follows:

	2021 $000s	2020 $000s
As of December 31,
Restricted cash	2,124	2,124
Total other financial assets	2,124	2,124

14.     Equity
Total equity for PureTech as of December 31, 2021, and 2020, was as follows:

	December 31, 2021 $000s	December 31, 2020 $000s
Equity
Share capital, £0.01 par value, issued and paid 287,796,585 and 285,885,025 as of December 31, 2021 and 2020, respectively	5,444	5,417
Merger Reserve	138,506	138,506
Share premium	289,303	288,978
Translation reserve	469	469
Other reserves	(40,077)	(24,050)
Retained earnings/(accumulated deficit)	199,871	260,429
Equity attributable to owners of the Group	593,515	669,748
Non-controlling interests	(9,368)	(16,209)
Total equity	584,147	653,539
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
Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statements of Comprehensive Income/(Loss), settlements of vested share based payment awards as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.

15.     Subsidiary Preferred Shares
Preferred shares issued by subsidiaries and affiliates often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary’s charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
The Group recognized the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes and derivatives converted into preferred shares.
The balance as of December 31, 2021 and 2020, represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

	2021 $000s	2020 $000s
As of December 31,
Entrega	669	1,291
Follica	11,191	12,792
Sonde	13,362	12,821
Vedanta Biosciences	148,796	92,068
Total subsidiary preferred share balance	174,017	118,972
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

As of December 31, 2021 and 2020, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

	2021 $000s	2020 $000s
As of December 31,
Entrega	2,216	2,216
Follica	6,405	6,405
Sonde	12,000	12,000
Vedanta Biosciences	149,568	86,161
Total minimum liquidation preference	170,189	106,782
For the years ended December 31, 2021 and 2020, the Group recognized the following changes in the value of subsidiary preferred shares:

$000s
Balance as of January 1, 2020	100,989
Issuance of new preferred shares	13,750
Increase in value of preferred shares measured at fair value	4,234
Balance as of January 1, 2021	118,972
Issuance of new preferred shares - financing cash flow	37,610
Conversion of convertible notes into preferred shares - non cash financing activity	25,797
decrease in value of preferred shares measured at fair value - finance costs (income)	(8,362)
Balance as December 31, 2021	174,017
2021
On July 21, 2021 Vedanta closed a Series D financing in which Vedanta issued 2,387,675 Preferred D shares for consideration of $68.4 million. From such consideration of $68.4 million, $25.8 million was received from Pfizer through conversion of its convertible note (see Note 17) and $5.0 million was received from PureTech in exchange for 174,520 Preferred D shares. The amount received from PureTech was eliminated in the consolidated financial statements.
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
Fair Value Process
For financial instruments measured at fair value under IFRS 9 the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued was determined using a discounted cash flow income approach, replacement cost/asset approach, market/asset - PWERM approach, or market backsolve approach through a recent arm’s length financing round. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value.
Market/Asset – PWERM	Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. An Asset approach may be included as an expected future outcome within the PWERM method. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee.
Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
Asset/Cost	The asset/cost approach considers reproduction or replacement cost as an indicator of value.
As of December 31, 2021 and 2020, at each measurement date, the total fair value of preferred shares and warrants, including embedded conversion rights that are not bifurcated, was determined using the following allocation methods: option pricing model (“OPM”), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows:

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
Valuation policies and procedures are regularly monitored by the Company’s finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

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
Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.
COVID-19 Consideration
At December 31, 2021, the Group assessed certain key assumptions within the valuation of its unquoted instruments and considered the impact of the COVID-19 pandemic on all unobservable inputs (Level 3). The assumptions considered with respect to COVID-19 included but were not limited to the following: exit scenarios and timing, discount rates, revenue assumptions as well as volatilities. The Group views any impact of the COVID-19 pandemic on its unquoted instruments as immaterial as of December 31, 2021.
Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes
The following table summarizes the changes in the Group’s subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s	Subsidiary Convertible Notes $000s
Balance at January 1, 2019	217,519	9,333
Value at issuance	51,048	1,607
Conversion to preferred	4,894	(4,894)
Conversion to common	—	(2,418)
Deconsolidation	(207,346)	(5,017)
Change in fair value	33,636	1,389
Finance Costs	1,458	—
Other	(112)	—
Cash distribution	(108)	—
Balance at December 31, 2019 and January 1, 2020	100,989	—
Value at issuance	13,750	25,000
Change in fair value	4,234	—
Balance at December 31, 2020 and January 1, 2021	118,972	25,000
Value at issuance	37,610	2,215
Conversion to subsidiary preferred shares	25,797	(25,797)
Accrued interest – contractual	—	867
Change in fair value	(8,362)	175
Balance at December 31, 2021	174,017	2,461
The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2021, in the fair value measurement of the Group’s material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2021	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
148,796	Market/Asset – PWERM & Hybrid allocation	Estimated time to exit	0.93	Fair value increase
		Discount rate	30.0%
		Volatility	95.0%
11,860	Income – DCF & OPM allocation	Estimated time to exit	2.94	Fair value decrease
		Probability of Success	76.5%
		Discount rate	21.9%	Fair value increase
		Terminal value growth rate	(1.3)%	Fair value decrease
		Volatility	57.1%
13,362	Market – Backsolve & OPM allocation	Estimated time to exit	2.00	Fair value increase
		Volatility	40.0%
Subsidiary Preferred Shares Sensitivity
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s subsidiary preferred shares liabilities (Please refer to Note 15):

Input	Subsidiary Preferred Share Liability
As of December 31, 2021	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Subsidiary Enterprise Value	-2%	(3,041)
	+2%	3,140
Time to Liquidity	'-6 Months	5,934
	'+6 Months	(6,838)
Volatility	-10%	737
	+10%	(682)
Discount Rate	-5%	10,575
	+5%	(6,068)
Subsidiary Convertible Notes
Vedanta issued convertible promissory notes in December 2020 and Sonde issued convertible notes in April 2021 and November 2021 (collectively the “Notes”). See Note 17 Subsidiary Notes payable for further details. The Notes contain one or more embedded derivatives. The Company elected to account for these Notes as FVTPL liabilities, whereby the embedded derivatives are not bifurcated but rather the Notes are recorded at fair value with changes in fair value recorded in the Finance Income (Cost) line item in the Consolidated statement of comprehensive income (loss).
In July 2021 the entire convertible note issued by Vedanta was converted into Vedanta Series D preferred shares - see Note 15 for further details.
The aggregate fair value of the Sonde Notes was determined to be approximately $2.5 million at December 31, 2021. The valuations of the Notes were each categorized as Level 3 in the fair value hierarchy. In estimating the fair value of these Notes, a probability-weighted methodology was utilized, whereby the Notes’ expected returns under various Note-specific liquidity scenarios were analyzed and weighted to arrive at a probability-adjusted fair value at December 31, 2021. The significant unobservable input used at December 31, 2021, in the fair value measurement of Sonde’s convertible notes constituted the estimated time to exit, which was 0.59 years.
Financial Assets Held at Fair Value
Karuna and Vor Valuation
Karuna (Nasdaq: KRTX) and Vor (Nasdaq: VOR) and additional immaterial investments are listed entities on an active exchange and as such the fair value for the year ended December 31, 2021, was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.
Akili and Gelesis
In accordance with IFRS 9, the Company accounts for its preferred share investments in Akili and Gelesis as financial assets held at fair value through the profit and loss. During the year ended December 31, 2021, the Company recorded its investment in such preferred shares at fair value and recognized the change in fair value of such investments as a gain of $66.7 million that was recorded to the Consolidated Statements of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.
The following table summarizes the changes in the Group’s investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

$'000s
Balance at January 1, 2019	85,163
Deconsolidation of Vor	12,028
Deconsolidation of Karuna	77,373
Deconsolidation of Gelesis	49,170
Reclass of Karuna to Associate	(118,006)
Gain/(Loss) on changes in fair value	48,867
Issuance of note receivable	6,480

Conversion of note receivable	(6,630)
Balance at December 31, 2019 and January 1, 2020	154,445
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Gain/(Loss) on changes in fair value	41,297
Balance at January 1, 2021 before allocation of associate loss to long-term interest	206,892
Cash purchase of Vor preferred shares	500
Reclassification of Vor from level 3 to level 1	(33,365)
Gain/(Loss) on changes in fair value	65,505
Balance as of December 31, 2021 before allocation of associate loss to long-term interest	239,533
Share of associate loss allocated to long-term interest (please refer to Note 5)	(96,709)
Balance as of December 31, 2021 after allocation of associate loss to long-term interest	142,824
The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2021, in the fair value measurement of the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2021	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
238,231	Market – PWERM & Hybrid allocation	Estimated time to exit (*)	0.76	Fair value increase
		Discount rate	20.0%
		Volatility	62.0%
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s investments held at fair value (Please refer to Note 5):

Input	Investments Held at Fair Value
As of December 31, 2021	Sensitivity Range	Financial Asset Increase/(Decrease) $000s
Investee Enterprise Value	-2%	(4,559)
	+2%	4,652
Time to Liquidity (*)	'-6 Months	11,828
	'+6 Months	(14,691)
Discount Rate	-5%	3,842
	+5%	(3,408)
(*)    Gelesis investment in preferred shares was excluded from the sensitivity calculation with regard to the time to liquidity as changing the time to liquidity in the Gelesis valuation would result in an unreasonable assumption leading to an unreasonable alternative value considering the circumstances on the financial reporting date.

Warrants
Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of preferred shares. The following table summarizes the changes in the Group’s subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy:

Subsidiary Warrant Liability $000s
Balance at January 1, 2019	13,012
Warrant Issuance	4,706
Gelesis Deconsolidation	(21,611)
Change in fair value	11,890
Balance at December 31, 2019 and January 1, 2020	7,997
Warrant Issuance	92
Change in fair value	117
Balance at December 31, 2020 and January 1, 2021	8,206
Change in fair value - finance costs (income)	(1,419)
Balance at December 31, 2021	6,787
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

The $6.8 million warrant liability at December 31, 2021, was largely attributable to the outstanding Follica preferred share warrants.
The table below sets out the weighted average of significant unobservable inputs used at December 31, 2021, with respect to determining the fair value of the Group's warrants categorized as Level 3 in the fair value hierarchy:

Assumption/Input	Warrants
Expected term	1.66
Expected volatility	49.1%
Risk free interest rate	0.7%
Expected dividend yield	—%
Estimated fair value of the preferred share	$2.72
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s warrant liabilities:

Input	Warrant Liability
As at December 31, 2021	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Discount Rate used in the calculation of estimated fair value of the preferred share	-5%	8,390
	+5%	(4,222)
Short-term Note from Associate
On December 7, 2021, Gelesis issued PureTech a $15.0 million note to be repaid the earlier of three business days after the closing of the business combination of Gelesis with Capstar Special Acquisition Corp ("Capstar"), or 30 days following the termination of such business combination. In the event of the business combination termination, the Company, who represented the majority of the note holders, could have elected to convert the note at the next equity financing at a discount of 25% from the financing price. The note bears interest at a rate of 10% per annum.
The note was repaid by Gelesis in January 2022 due to the closing of the business combination between Gelesis and Capstar on January 13, 2022.
The Note is measured at fair value in accordance with IFRS 9 with changes in fair value recorded as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss). The fair value as of December 31, 2021, of $15.1 million approximated the note's contractual amount and the change in fair value from issuance date to December 31, 2021, was not material.
Fair Value Measurement and Classification
The fair value of financial instruments by category at December 31, 2021 and 2020:

	2021
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
Money Markets[1]	432,649	—	432,649	—	—	432,649
Short-term note from associate	15,120	—	—	—	15,120	15,120
Investments held at fair value[2]	493,888	—	254,355	—	239,533	493,888
Trade and other receivables[3]	3,174	—	—	3,174	—	3,174
Total financial assets	944,832	—	687,005	3,174	254,653	944,832
Financial liabilities:
Subsidiary warrant liability	—	6,787	—	—	6,787	6,787
Subsidiary preferred shares	—	174,017	—	—	174,017	174,017
Subsidiary notes payable	—	3,916	—	1,330	2,586	3,916
Share based liability awards	—	7,362	6,081	—	1,281	7,362
Total financial liabilities	—	192,082	6,081	1,330	184,671	192,082
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).
3    Outstanding receivables are owed primarily by government agencies, virtually all of which are investment grade.

	2020
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
Money Markets[1]	394,143	—	394,143	—	—	394,143
Investments held at fair value[2]	553,167	—	346,275	—	206,892	553,167
Loans and receivables:
Trade and other receivables[3]	2,558	—	—	2,558	—	2,558
Total financial assets	949,867	—	740,417	2,558	206,892	949,867

Financial liabilities:
Subsidiary warrant liability	—	8,206	—	—	8,206	8,206
Subsidiary preferred shares	—	118,972	—	—	118,972	118,972
Subsidiary notes payable	—	26,455	—	1,330	25,125	26,455
Total financial liabilities	—	153,633	—	1,330	152,303	153,633
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).
3    Outstanding receivables are owed primarily by corporations and government agencies, virtually all of which are investment grade.

17.    Subsidiary Notes Payable
The subsidiary notes payable are comprised of loans and convertible notes. As of December 31, 2021 and 2020, the loan in Follica and the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

	2021 $000s	2020 $000s
As of December 31,
Loans	1,330	1,330
Convertible notes	2,586	25,125
Total subsidiary notes payable	3,916	26,455
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $1.3 million and $1.3 million as of December 31, 2021 and December 31, 2020. The accrued interest on such loan balance is presented as Other current liabilities and totaled approximately $0.6 million and $0.5 million as of December 31, 2021 and December 31, 2020, respectively. The increase in 2021 is attributed to interest expense for the year ended December 31, 2021.
Convertible Notes
Convertible Notes outstanding were as follows:

	Vedanta $000s	Knode $000s	Appeering $000s	Sonde $000s	Total $000s
January 1, 2020	—	50	75	—	125
Gross principal - issuance of notes	25,000	—	—	—	25,000
Change in fair value	—	—	—	—	—
December 31, 2020 and January 1, 2021	25,000	50	75	—	25,125
Gross principal - issuance of notes - financing activity	—	—	—	2,215	2,215
Accrued interest on convertible notes - finance costs	797	—	—	70	867
Conversion to subsidiary preferred shares	(25,797)	—	—	—	(25,797)
Change in fair value - finance costs	—	—	—	175	175
December 31, 2021	—	50	75	2,461	2,586
On December 30, 2020, Vedanta issued a $25.0 million convertible promissory note to an investor. The note bore interest at an annual rate of 6.0 percent and its maturity date was the first anniversary of the note. Prepayment of the note was not allowed and there was no conversion discount feature on the note. The note was mandatorily convertible in a Qualified equity financing and a Qualified Public Offering at the current price of the financing or offering, all as defined in the note purchase agreement. In addition, the note allowed for optional conversion immediately prior to a Non Qualified public offering, Non Qualified Equity financing, or a Corporate transaction and for a pay-out in the case of a change of control transaction. On July 19, 2021, upon the occurrence of Vedanta's Series D preferred share issuance that was considered to be a Qualified Equity Financing, the entire outstanding amount of the note, principal and interest, was converted into Series D preferred shares of Vedanta at the current price of the financing. For further details, please see Note 15.
On April 6, 2021, and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4.3 million, of which $2.2 million were issued to third party shareholders (and $2.1 million were issued to the Company and eliminated in consolidation). The notes bear interest at an annual rate of 6.0 percent and mature on the second anniversary of the issuance. The notes mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allow for optional conversion concurrently with the closing of a Non-Qualified Equity Financing to the Non-Qualified Equity Securities then issued and sold at a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. In the event of no conversion or repayment of the notes prior to a Change in Control, the notes shall become immediately due and payable prior to the closing of such Change in Control at three times the outstanding principal plus accrued interest.
For the Vedanta and Sonde convertible notes, since these Notes contain embedded derivatives, the Notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The Vedanta convertible note was settled through its conversion in July 2021. See above. See Note 16 for further details on the fair value of the Sonde notes.

18.     Non-Controlling Interest
During the year ended December 31, 2021, the Company acquired the non-controlling interest in Alivio which resulted in Alivio being transferred to the Internal segment. The Company has revised in the 2021 financial statements the prior period financial information related to the segmentation of NCI, to conform to the presentation as of and for the year ending December 31, 2021. Please refer to Note 4 “Segment Information” for further details regarding reportable segments.
The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment:

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Total $000s
Balance at January 1, 2019 *	(15,102)	(20,800)	(73,225)	592	(108,535)
Share of comprehensive loss	(17,643)	(13,483)	(23,953)	—	(55,079)
Deconsolidation of subsidiary	—	—	97,178	—	97,178
Subsidiary note conversion and changes in NCI ownership interest	—	23,049	—	—	23,049
Equity settled share-based payments	—	1,683	—	—	1,683
Acquisition of a subsidiary non controlling interest	24,039	—	—	—	24,039
Other	24	—	—	1	25
Balance at December 31, 2019 and January 1, 2020	(8,682)	(9,551)	—	593	(17,639)
Share of comprehensive loss	(191)	(1,211)	—	(15)	(1,417)
Equity settled share-based payments	305	2,517	—	—	2,822
Other	—	30	—	(6)	24
Balance at December 31, 2020 and January 1, 2021	(8,567)	(8,215)	—	574	(16,209)
Share of comprehensive income (loss)	(96)	(2,069)	—	15	(2,151)
NCI exercise of share-based awards in subsidiaries - change in NCI interest	—	(5,922)	—	—	(5,922)
Equity settled share-based payments	(4)	6,256	—	—	6,252
Acquisition of a subsidiary non controlling interest	8,668	—	—	—	8,668
Other	—	—	—	(6)	(6)
Balance as of December 31, 2021	—	(9,950)	—	583	(9,368)
(*) Revised to reclassify Alivio into the Internal segment to comply with current period classification. See Note 4.

The following tables summarize the financial information related to the Group’s subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

	2021
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss
Total revenue	—	7,771	—	—	7,771
Income/(loss) for the year	—	(50,436)	—	792	(49,644)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the year	—	(50,436)	—	792	(49,644)
Statement of Financial Position
Total assets	—	66,279	—	(161)	66,118
Total liabilities	—	228,856	—	(10,755)	218,101
Net assets/(liabilities)	—	(162,576)	—	10,594	(151,982)
As of December 31, 2021, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated, Sonde Health Inc., Entrega Inc. and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Entrega Inc., Sonde Health Inc., and Vedanta Biosciences, Inc are 19.9 percent, 11.7 percent, 6.2 percent and 3.7 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

	2020
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss
Total revenue	3,267	1,957	—	—	5,224
Income/(loss) for the year	(2,407)	(53,535)	—	1,073	(54,869)
Total comprehensive income/(loss) for the year	(2,407)	(53,535)	—	1,073	(54,869)
Statement of Financial Position
Total assets	1,297	67,048	—	(7)	68,339
Total liabilities	12,086	188,345	—	(14,621)	185,809
Net assets/(liabilities)	(10,788)	(121,296)	—	14,615	(117,470)
As of December 31, 2020, Internal segment with non-controlling interests include Alivio, Controlled Founded Entities with non-controlling interests primarily include, Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Alivio Therapeutics, Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 8.1 percent, 19.9 percent, 4.5 percent and 0.4 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

	2019
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s
Statement of Comprehensive Loss
Total revenue	8,006	41	—
Income/(loss) for the year	(26,668)	(23,871)	(47,905)
Other comprehensive income/(loss)	—	—	(10)
Total comprehensive income/(loss) for the year	(26,668)	(23,871)	(47,915)
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
On June 11, 2021, PureTech acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non controlling interests amounted to $1.2 million, to be paid in three equal installments, with the first installment of $0.4 million paid at the effective date of the transaction and two additional installment to be paid upon the occurrence of certain contingent events. The Group recorded a contingent consideration liability of $0.6 million at fair value for the two additional installments, resulting in a total acquisition cost of $1.0 million. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9.6 million was recorded directly as a charge to shareholders’ equity. The second installment of $0.4 million was paid in July 2021, upon the occurrence of the contingent event specified in the agreement. The contingent consideration liability is adjusted to fair value at the end of each reporting period with changes in fair value recorded in earnings. Changes in fair value of the aforementioned contingent consideration liability were not material.
On December 1, 2021, options holders in Entrega exercised options into shares of common stock, increasing the NCI interest held from 0.2 percent to 11.7 percent. During 2021 option holders in Vedanta exercised options and increased the NCI interest to 3.7 percent. The exercise of the options resulted in an increase in the NCI share in Entrega's and Vedanta's shareholder's deficit of $5.9 million. The consideration paid by NCI ($0.1 million) together with the increase in NCI share in Entrega's and Vedanta's shareholder deficit ( $5.9 million) amounted to $6.0 million and was recorded as a gain directly in shareholders' equity.

19.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

As of December 31,	2021 $000s	2020 $000s
Trade payables	11,346	8,871
Accrued expenses	17,309	9,090
Income tax payable	57	1,260
Liability settled share based awards	4,703	—
Other	2,403	2,606
Total trade and other payables	35,817	21,826

20.     Long-term loan
In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments for the initial 24 months. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1.1 million. For loan consideration, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15.1 million as of December 31, 2021.
The following table summarizes long-term loan activity for the years ended December 31, 2021 and 2020:

	Long-term loan
	2021 $000s	2020 $000s
Balance at January 1,	14,818	—
Net loan proceeds	—	14,720
Accrued interest	1,502	496
Interest paid	(1,201)	(296)
Other	—	(102)
Balance at December 31,	15,118	14,818
The following table summarizes Vedanta's future principal payments for the long-term loan as of December 31, 2021:

Balance Type	2022	2023	2024	2025	Total
Principal	857	5,143	5,143	3,857	15,000
Balance of accreted premium net of unamortized issuance costs					118
Total					15,118
The long-term loan is presented as follows in the Statement of Financial Position as of December 31, 2021 and 2020:

	Long-term loan
	2021 $000s	2020 $000s
Current portion of Long-term loan	857	—
Long-term loan	14,261	14,818
Total Long-term loan	15,118	14,818

21.     Leases
The activity related to the Group’s right of use asset and lease liability for the years ended December 31, 2021 and 2020 is as follows:

	Right of use asset, net
	2021 $000s	2020 $000s
Balance at January 1,	20,098	22,383
Additions	739	—
Tenant improvement - lease incentive	(733)	—
Depreciation	(2,938)	(2,699)
Adjustments	—	414
Balance at December 31,	17,166	20,098

	Total lease liability
	2021 $000s	2020 $000s
Balance at January 1,	35,348	37,843
Additions	1,016	—
Cash paid for rent - principal - financing cash flow	(3,375)	(2,908)
Cash paid for rent - interest	(2,181)	(2,354)
Interest expense	2,181	2,354
Adjustments	—	414
Balance at December 31,	32,990	35,348
Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $2.9 million, $2.7 million and $3.2 million for the years ended December 31, 2021, 2020 and 2019, respectively.
The following details the short term and long-term portion of the lease liability as at December 31, 2021 and 2020:

	Total lease liability
	2021 $000s	2020 $000s
Short-term Portion of Lease Liability	3,950	3,261
Long-term Portion of Lease Liability	29,040	32,088
Total Lease Liability	32,990	35,348
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2021 $000s
Less than one year	5,927
One to two years	6,591
Two to three years	6,754
Three to four years	5,168
Four to five years	4,419
More than five years	12,033
Total undiscounted lease maturities	40,893
Interest	7,903
Total lease liability	32,990
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

On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company’s former offices at the 501 Boylston Street building. The sublessee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease. As of December 31, 2021, the balances related to the sublease were as follows:

Total lease receivable $000s
Short-term Portion of Lease Receivable	415
Long-term Portion of Lease Receivable	1,285
Total Lease Receivable	1,700
The following table details the future maturities of the lease receivable, showing the undiscounted lease payments to be received after the reporting date:

2021 $000s
Less than one year	504
One to two years	513
Two to three years	523
Three to four years	353
Total undiscounted lease receivable	1,892
Unearned Finance income	192
Net investment in the lease	1,700
On August 6, 2019, PureTech executed a sublease agreement with Dewpoint Therapeutics, Inc. (“Dewpoint”). The sublease was for approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, where the Company’s offices are currently located. Dewpoint obtained possession of the premises on September 1, 2019 with a rent period term that began on September 1, 2019, and expired on August 31, 2021. The sublease was determined to be an operating lease.

Rental income recognized by the Company during the years ended December 31, 2021, 2020 and 2019, was $0.65 million, $1.08 million and $0.4 million, respectively and is included in the Other income/(expense) line item in the Consolidated Statements of Comprehensive Income/(Loss).

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
Management continuously monitors the level of capital deployed and available for deployment in the Internal and Parent segments as well as at Controlled Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position.
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
COVID-19
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has since caused widespread and significant disruption to daily life and the global economy as governments have taken actions, including the issuance of stay-at-home orders and social distancing guidelines, and businesses have adjusted their activities. While our business, operations and financial condition and results have not been significantly impacted in 2020 or 2021, as a result of the COVID-19 pandemic, we have taken swift action to ensure the safety of our employees and other stakeholders. The Group continues to monitor the latest developments regarding the COVID-19 pandemic on business, operations, and financial condition and results, and has made certain assumptions regarding the pandemic for purposes of the Group's operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Group is unable to accurately predict the extent of the impact of the pandemic on the business, operations, and financial condition and results in future periods due to the uncertainty of future developments. The Group is focused on all aspects of the business and is implementing measures aimed at mitigating issues where possible.
Credit Risk
The Group has exposure to the following risks arising from financial instruments:
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade and other receivables. The Group held the following balances (not including the income tax receivable resulting from overpayment of income taxes, see Note 25):

	2021 $000s	2020 $000s
As of December 31
Cash and cash equivalents	465,708	403,881
Trade and other receivables	3,174	2,558
Total	468,882	406,438
The Group invests its excess cash in U.S. Treasury Bills, U.S. debt obligations and money market accounts, which the Group believes are of high credit quality. Further the Group's cash and cash equivalents and short-term investment are held at diverse, investment-grade financial institutions.
The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses owing largely to a small number of counterparties and the high credit quality of such counterparties (primarily the US government and large funds in respect of grant income).
The aging of trade and other receivables that were not impaired at December 31 is as follows:

As of December 31	2021 $000s	2020 $000s
Not impaired	3,174	2,558
Total	3,174	2,558
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
The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2021 and 2020, based on contractual undiscounted payments:

As of December 31	2021
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s (*)
Long-term loan (non-current + current)	15,118	296	2,182	16,274	18,752
Subsidiary notes payable	3,916	3,916	—	—	3,916
Trade and other payables	35,817	35,817	—	—	35,817
Warrants[2]	6,787	6,787	—	—	6,787
Subsidiary preferred shares (Note 15)[1]	174,017	174,017	—	—	174,017
Total	235,656	220,833	2,182	16,274	239,290

As of December 31	2020
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s (*)
Long-term loan	14,818	296	905	18,780	19,981
Subsidiary notes payable	26,455	1,455	25,000	—	26,455
Trade and other payables	21,826	21,826	—	—	21,826
Warrants[2]	8,206	8,206	—	—	8,206
Subsidiary preferred shares (Note 15)[1]	118,972	118,972	—	—	118,972
Total	190,278	150,756	25,905	18,780	195,441
1    Redeemable only upon a liquidation or Deemed liquidation event, as defined in the applicable shareholder documents.
2    Warrants issued by subsidiaries to third parties to purchase preferred shares.
(*) Does not include payments in respect of lease obligations. For the contractual future payments related to lease obligations, see Note 21.

Interest Rate Sensitivity
As of December 31, 2021, the Group had cash and cash equivalents of $465.7 million. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and U.S. debt obligations and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.
Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 15, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group’s strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable the Group to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to dissolution or liquidation. Accordingly, the Group views exposure to 3rd party preferred share liability as low.
Non-Controlled Founded Entity Investments
The Group maintains certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1). The Group's exposure to investments held at fair value is $397.2 million as of December 31, 2021, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an Associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2021, Gelesis was the only associate. The carrying amount of the investment in Gelesis as an associate was zero. Accordingly, the Group does not view this as a risk. Please refer to Notes 5,6 and 16 for further information regarding the Group's exposure to Non-Controlled Founded Entity Investments.
Equity Price Risk
As of December 31, 2021, the Group held 1,656,564 common shares of Karuna and 3,207,200 common shares of Vor. The fair value of the Group's investment in the common stock of Karuna and Vor was $217.0 million and $37.3 million respectively.
The investments in Karuna and Vor are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna and Vor common shares as of December 31, 2021, would have been a loss of approximately $21.7 million and $3.7 million respectively, recognized as a component of Other income (expense) in the Consolidated Statements of Comprehensive Income/(Loss).
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

23.    Commitments and Contingencies
The Group is party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2021, these milestone events have not yet occurred and therefore the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group and many of these milestone events are remote of occurring. As of December 31, 2021, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $10.3 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 12.
The Group is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of December 31, 2021, the noncancellable commitments in respect of such contracts amounted to approximately $6.7 million.

24.    Related Parties Transactions
Related Party Subleases and royalties
During 2019, PureTech executed sublease agreements with a related party, Gelesis. Please refer to Note 21 for further details regarding the sublease.
The Group receives royalties from Gelesis on its product sales. Such royalties amounted to $231 thousand and $54 thousand for the years ended December 31, 2021 and 2020, respectively and are presented in Contract revenue in the Consolidated Statements of Comprehensive Income/(Loss).
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including compensation provided to independent directors). Full details for Directors’ remuneration can be found in the Directors’ Remuneration Report. The key management personnel compensation of the Group was as follows for the years ended December 31:

	2021 $000s	2020 $000s	2019 $000s
As of December 31
Short-term employee benefits	4,666	4,833	5,543
Share-based payments	4,045	5,822	2,774
Total	8,711	10,656	8,317
Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods.
For cash settlements of share based awards – see Note 8 .
During the year ended December 31, 2021, the company incurred $782 thousand of general administrative expenses that was paid to a related party.
Convertible Notes Issued to Directors
Certain members of the Group have invested in convertible notes issued by the Group’s subsidiaries. As of December 31, 2021, 2020 and 2019, the outstanding related party notes payable totaled $94 thousand, $89 thousand and $84 thousand respectively, including principal and interest.
The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 17.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at December 31, 2021:

	Business Name (Share Class)	Number of shares held as of December 31, 2021	Number of options held as of December 31, 2021	Ownership Interest¹
Directors:
Ms Daphne Zohar²	Gelesis (Common)	179,443	1,207,006	5.03%
Dr Robert Langer	Entrega (Common)	250,000	82,500	4.09%

Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	3.00%
Dr John LaMattina[3]	Akili (Series A-2 Preferred)	37,372	—	0.80%
	Akili (Series C Preferred)	11,755	—	0.20%
	Gelesis (Common)[3]	50,540	—	0.18%
	Gelesis (Common)4	33,051	33,578	0.24%
	Gelesis (Series A-1 Preferred)[3]	49,523	—	0.18%
	Vedanta Biosciences (Common)	25,000	—	0.17%
Senior Managers:
Dr Bharatt Chowrira	Karuna (Common)[4]	5,000	—	0.02%
Dr Joseph Bolen	Vor (Common)	—	9,191	0.02%
1    Ownership interests as of December 31, 2021 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Common shares and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms Zohar recuses herself from any and all material decisions with regard to Gelesis.
3    Dr John and Ms Mary LaMattina hold 50,540 shares of common shares and 49,523 shares of Series A-1 preferred shares in Gelesis. Individually, Dr LaMattina holds 33,051 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount of $50,000.
4    Options to purchase the listed shares were granted in connection with the service on such founded entity’s Board of Directors and any value realized therefrom shall be assigned to PureTech Health, LLC.

Directors and senior managers hold 24,676,165 ordinary shares and 8.6 percent voting rights of the Company as of December 31, 2021. This amount excludes options to purchase 4,750,000 ordinary shares. This amount also excludes 4,666,514 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2021, 2020 and 2019, and 67,140 shares, which are issuable to directors immediately prior to the Company's 2022 Annual General Meeting of Stockholders based on the terms of the RSU awards granted to non-executive directors in 2021. Such shares will be issued to such senior managers and non executive directors in future periods provided that performance and/or service conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.
Short term Note from Associate
See Note 16 for details on the $15.0 million note issued by Gelesis to the Company. The Company recognized income of $0.1 million with respect to interest and changes in fair value related to the short term note.

25.     Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2021, 2020 and 2019, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Company owned greater than 80 percent of the vote and value. For the years ended December 31, 2021, 2020 and 2019, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Company owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.
Amounts recognized in Consolidated Statements of Comprehensive Income/(Loss):

	2021 $000s	2020 $000s	2019 $000s
As of December 31
Income/(loss) for the year	(62,709)	4,568	366,065
Income tax expense/(benefit)	3,756	14,401	112,409
Income/(loss) before taxes	(58,953)	18,969	478,474
Recognized income tax expense/(benefit):

	2021 $000s	2020 $000s	2019 $000s
As of December 31
Federal	22,138	21,796	—
Foreign	—	—	—
State	109	—	—
Total current income tax expense/(benefit)	22,247	21,796	—
Federal	(15,416)	(7,349)	83,776
Foreign	—	—	—
State	(3,075)	(46)	28,633
Total deferred income tax expense/(benefit)	(18,491)	(7,395)	112,409
Total income tax expense/(benefit), recognized	3,756	14,401	112,409
The tax expense was $3.8 million, $14.4 million and $112.4 million in 2021, 2020 and 2019 respectively. The decrease in tax expense is primarily the result of the decrease in profit before tax in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company.
Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2021		2020		2019
As of December 31	$000s	%	$000s	%	$000s	%
US federal statutory rate	(12,380)	21.00	3,984	21.00	97,183	21.00
Effects of state tax rate in U.S.	(4,484)	7.61	1,844	9.72	22,111	4.78
R&D and orphan drug tax credits	(5,056)	8.58	(5,642)	(29.74)	(6,321)	(1.37)
Non deductible share based payment expenses	555	(0.94)	327	1.73	433	0.09
Finance income/(costs) – fair value accounting	(2,017)	3.42	919	4.84	3,725	0.80
Loss with respect to associate for which no deferred tax asset is recognized	11,542	(19.58)	—	—	—	—
Transaction Costs	309	(0.52)	361	1.91	—	—
Interest Expense	217	(0.37)	(2,258)	(11.91)	1,030	0.22
Executive Compensation	746	(1.27)	827	4.36	—	—
Deconsolidation adjustments	—	0.00	—	—	(13,658)	(2.95)
Recognition of deferred tax assets and tax benefits not previously recognized	(414)	0.70	—	—	(6,251)	(1.35)
Current year losses for which no deferred tax asset is recognized	14,375	(24.38)	13,948	73.53	14,514	3.14
Other	363	(0.62)	91	0.48	(356)	(0.06)
	3,756	(6.37)	14,401	75.92	112,409	24.29
The Company is also subject to taxation in the UK but to date no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).
Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2021 $000s	2020 $000s
As of December 31
Operating tax losses	46,982	39,901
Tax credits	10,673	10,805
Share-based payments	7,265	5,429
Deferred revenue	—	358
Investment in Associates	11,542	—
Lease Liability	8,969	9,657
Other temporary differences	2,665	2,078
Deferred tax assets	88,096	68,228
Investments held at fair value	(96,804)	(120,676)
ROU asset	(4,667)	(5,491)
Fixed assets	(3,547)	(3,588)
Other temporary differences	—	(27)
Deferred tax liabilities	(105,018)	(129,782)
Deferred tax assets (liabilities), net	(16,922)	(61,554)
Deferred tax liabilities, net, recognized	(89,765)	(108,626)
Deferred tax assets, net, recognized	—	—
Deferred tax assets (liabilities), net, not recognized	72,843	47,072
We have recognized deferred tax assets related to entities in the U.S. Federal and Massachusetts consolidated return groups due to future reversals of existing taxable temporary differences that will be sufficient to recover the net deferred tax assets. Our unrecognized deferred tax assets of $72.8 million are primarily related to tax credit, loss carryforwards and deductible temporary differences in subsidiaries outside the U.S. Federal and Massachusetts consolidated return groups. Such deferred tax assets have not been recognized because it is not probable that future taxable profits will be available to support their realizability. The unrecognized deferred tax assets, to a lesser extent, also relate to unrecognized deferred tax assets with respect to an investment in an associate since the Group does not believe it is probable that such tax benefits will be realized in the foreseeable future.
There was movement in deferred tax recognized, which impacted income tax expense by approximately $18.5 million benefit, primarily related to changes in the value of investments. The Company sold a portion of its stock in Karuna during 2021 and was able to partially offset its gains by using various attributes (i.e. net operating losses, research and development credits, etc.) resulting in current tax expense of $22.2 million.

Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2021 $000s		2020 $000s
As of December 31
	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Deductible Temporary Difference	59,925	16,224	7,997	1,679
Tax Losses	215,425	46,982	169,731	36,273
Tax Credits	9,636	9,636	9,120	9,120
Total	284,986	72,843	186,848	47,072
Tax Losses and tax credits carryforwards
Tax losses and tax credits for which no deferred tax asset was recognized

As of December 31	2021 $000s		2020 $000s

	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Tax losses expiring:
Within 10 years	19,735	4,343	12,530	2,760
More than 10 years	47,937	11,611	55,312	12,117
Available Indefinitely	147,753	31,028	101,889	21,397
Total	215,425	46,982	169,731	36,273
Tax credits expiring:
Within 10 years	4	4	13	13
More than 10 years	9,632	9,632	9,107	9,107
Available indefinitely	—	—	—	—
Total	9,636	9,636	9,120	9,120
The Group had U.S. federal net operating losses carry forwards (“NOLs”) of approximately $215.4 million, $169.7 million and $243.0 million as of December 31, 2021, 2020 and 2019, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $147.8 million which is not subject to expiration. The Group had U.S. Federal research and development tax credits of approximately $3.9 million, $3.9 million and $7.4 million as of December 31, 2021, 2020 and 2019, respectively, which are available to offset future taxes that expire at various dates through 2041. The Group also had Federal Orphan Drug credits of approximately $5.7 million and $5.2 million as of December 31, 2021, and 2020, which are available to offset future taxes that expire at various dates through 2041. A portion of these Federal NOLs and credits can only be used to offset the profits from the Company’s subsidiaries who file separate Federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Group had Massachusetts net operating losses carry forwards (“NOLs”) of approximately $27.9 million, $67.4 million and $273.0 million for the years ended December 31, 2021, 2020 and 2019, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $1.3 million, $2.1 million and $1.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, which are available to offset future taxes and expire at various dates through 2036. These NOLs and credits are subject to review and possible adjustment by the Massachusetts Department of Revenue.
Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company notes that a 382 analysis was performed through December 31, 2021. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Company’s tax attributes which are subject to a restrictive Section 382 limitation have been recognized in the financial statements.
Tax Balances
The current tax related balances are presented in the Statement of Financial Position as follows:

As of December 31	2021 $000s	2020 $000s
Income tax receivable - current	4,514	—
Trade and Other Payables	(57)	(1,260)
Uncertain Tax Positions
The Company has no uncertain tax positions as of December 31, 2021. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

26.    Subsequent Events
The Company has evaluated subsequent events after December 31, 2021, the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following:

On January 13, 2022 Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination all shares held in Gelesis, common and preferred, were exchanged for common shares of the merged entity. In addition, the Group invested $15.0 million in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional approximately $5.0 million, as part of the Backstop agreement signed with Capstar on December 30, 2021 (see Note 6). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction and the settlement of the aforementioned Backstop agreement with Capstar, PureTech holds 16,727,582 common shares of Gelesis Holdings Inc., which is equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares.
On January 26, 2022, Akili Interactive and Social Capital Suvretta Holdings Corp a special purpose acquisition company announced they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the Nasdaq Stock Market under the ticker symbol "AKLI". The transaction is expected to close in mid-2022. As part of this transaction the Akili Interactive shares held by the Company will be exchanged for the combined company's securities and the Company's interest in the combined public entity is expected to decrease from its current voting interest in Akili of 26.7%.