Form 20-F
period 2022-12-31
PureTech Health plc
filed 2023-04-28
CIK 1782999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 001-39670

PURETECH HEALTH PLC
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)
6 Tide Street, Suite 400
Boston, Massachusetts 02210
United States
(Address of principal executive offices)
Daphne Zohar
Chief Executive Officer Tel: (617) 482-2333
E-mail: ir@puretechhealth.com
c/o PureTech Health LLC
6 Tide Street, Suite 400
Boston, Massachusetts 02210
United States
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share	PRTC	The Nasdaq Global Market
Ordinary shares, par value £0.01 per share*	*	The Nasdaq Global Market*

*	Listed not for trading, but only in connection with the registration of the American Depositary Shares on The Nasdaq Global Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 278,566,306 outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files): Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

Special Note Regarding Forward-Looking Statements
This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this report, other than statements of historical fact, including statements regarding our and our Founded Entities' strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this annual report on Form 20-F include, among other things, statements about:
•our ability to realize value from our Founded Entities, which may be impacted if we reduce our ownership to a minority interest or otherwise cede control to other investors through contractual agreements or otherwise;
•the success, cost and timing of our clinical development of our Wholly Owned Programs, including the progress of, and results from, our preclinical and clinical trials of LYT-100, LYT-200, LYT-300, LYT-310, LYT-503/IMB-150, our technology platforms and other potential therapeutic candidates within our Wholly Owned Pipeline;
•our ability to obtain and maintain regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates if cleared, certified, authorized or approved;
•our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Wholly Owned Pipeline or those of our Founded Entities are designed to target;
•our plans to pursue research and development of other future therapeutic candidates;
•the potential advantages of the therapeutic candidates within our Wholly Owned Pipeline and the therapeutic candidates being developed by our Founded Entities;
•the rate and degree of market acceptance and clinical utility of our therapeutic candidates;
•the success of our collaborations and partnerships with third parties;
•our estimates regarding the potential market opportunity for the therapeutic candidates within our Wholly Owned Pipeline and the therapeutic candidates being developed by our Founded Entities;
•our sales, marketing and distribution capabilities and strategy;
•our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Wholly Owned Pipeline and therapeutic candidates being developed by our Founded Entities;
•our intellectual property position;
•our expectations related to the use of capital;
•the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•the impact of government laws and regulations; and
•our competitive position.

SUMMARY OF RISK FACTORS
The risk factors described below are a summary of the principal risk factors associated with our business. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors incorporated by reference into Item 3D. of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.
•As of December 31, 2022, we had never generated revenue from the therapeutic candidates within our Wholly Owned Pipeline, and we may never be operationally profitable.
•We may require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate certain of our therapeutic development efforts. Certain of our Founded Entities will similarly require substantial additional funding to achieve their business goals.
•Our ability to realize value from our Founded Entities may be impacted if we reduce our ownership or otherwise cede control to other investors through contractual agreements or otherwise.
•We have limited information about and limited control or influence over our Non-Controlled Founded Entities.
•The therapeutic candidates within our Wholly Owned Pipeline and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized.
•Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory clearance, authorization or approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.
•Clinical trials of our or our Founded Entities’ therapeutic candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our platform or our business.
•If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
•Use of the therapeutic candidates within our Wholly Owned Pipeline or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
•Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of therapeutic candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory clearance, certification, authorization or approval and potential commercialization.
•Even if we complete the necessary preclinical studies and clinical trials, the marketing approval and certification process is expensive, time-consuming and uncertain and may prevent us from obtaining clearance, certification, authorization or approvals for the potential commercialization of therapeutic candidates.
•If we are unable to obtain regulatory clearance, certification, authorization or approval in one or more jurisdictions for any therapeutic candidates that we may identify and develop, our business could be substantially harmed.
•Certain of the therapeutic candidates being developed by us or our Founded Entities are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.
•If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any therapeutic candidates we may develop, we may not be successful in commercializing those therapeutic candidates if and when they are approved.
•If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.
•We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any therapeutic candidates we may develop and ultimately harm our financial condition.
•We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships.
•We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.
•If we or our Founded Entities are unable to obtain and maintain sufficient intellectual property protection for our or our Founded Entities’ existing therapeutic candidates or any other therapeutic candidates that we or they may identify, or if the scope of the intellectual property protection we or they currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize therapeutic candidates similar or identical to ours, and our ability to successfully commercialize our existing therapeutic candidates and any other therapeutic candidates that we or they may pursue may be impaired.
•We may not be able to protect our intellectual property rights throughout the world.
•Our or our Founded Entities’ proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage.
•The failure to maintain our licenses and realize their benefits may harm our business.
•If we or our Founded Entities fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we or our Founded Entities otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

•Patent terms may be inadequate to protect our competitive position on therapeutic candidates for an adequate amount of time.
•Issued patents covering our Wholly Owned Programs or our Founded Entities’ therapeutic candidates could be found invalid or unenforceable if challenged in courts or patent offices.
•If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
•We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property.
•The COVID-19 pandemic has impacted, and may in the future impact, our business, including our clinical trials and preclinical studies, and may materially and adversely affect our business in the future.
•Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business.
•Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates . Delay or failure to advance our programs could adversely impact our business.
•Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel.
•The market price of our ADSs has been and will likely continue to be highly volatile, and you could lose all or part of your investment.
•Holders of ADSs are not treated as holders of our ordinary shares.
•As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
•If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2022 Form 20-F of PureTech Health plc (the “Company”) set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2022”, portions of which are included as exhibit 15.1 to this annual report on Form 20-F. Only the information set out below with specific reference to items and pages of PureTech's "Annual Report and Accounts 2022" is deemed to be filed as part of this annual report on Form 20-F. Other information contained within PureTech's "Annual Report and Accounts 2022" that is not specified, including graphs and tabular data, is not included in this annual report on Form 20-F and is not deemed to be filed as part of this annual report on Form 20-F. Photographs are also not included. References herein to PureTech's websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this annual report on Form 20-F.
References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “PureTech” and “PureTech Health” refer to the Company, which is comprised of PureTech and its Founded Entities (together, the “Group”). “Founded Entities” are comprised of “Controlled Founded Entities” and “Non-Controlled Founded Entities.” References in this annual report on Form 20-F to “Controlled Founded Entities” refer to Follica, Incorporated, Entrega, Inc. and Vedanta Biosciences, Inc., for all periods prior to May 25, 2022, Sonde Health Inc., and for all periods prior to June 10, 2021, Alivio Therapeutics, Inc. References to our “Non-Controlled Founded Entities” refer to Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., VorBio, Inc. and Gelesis, Inc., for all periods following May 25, 2022, Sonde Health, Inc., and for all periods prior to December 18, 2019, resTORbio, Inc. PureTech formed each of its Founded Entities and has been involved in development efforts in varying degrees. In the case of each of the Company’s Controlled Founded Entities, the Company continues to maintain majority voting control. With respect to Non-Controlled Founded Entities, the Company may benefit from appreciation in its investment as a shareholder of such companies.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [Reserved]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 175 to 211 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the heading "History and Development of the Company" on page 174 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results”.
The United States Securities and Exchange Commission (the “SEC”) maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain an Internet website at www.puretechhealth.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, annual report on Form 20-F.
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Highlights of the Year—2022” (for the years of 2020, 2021 and 2022) on page 1, “Components of Our Value” on pages 6to 7, "PureTech’s Wholly Owned Programs" on pages 8 to 11, “ESG Report—Chapter 1: Patients-Ensuring Drug Efficacy and Safety” on page 22, “Risk Management—Risks related to regulatory approval" on page 45 and "Risk Management—Risks related to intellectual property protection" on page 46, “Financial Review—Revenue” on page 54, in each case of PureTech's "Annual Report and Accounts 2022" included as exhibit 15.1 to this annual report on Form 20-F, “Consolidated Statements of Comprehensive Income/(Loss),” “Notes to the Consolidated Financial Statements—Note 3.—Revenue” and “Notes to the Consolidated Financial Statements—Note 4.—Segment information,” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Seasonality does not materially impact the Company's main business.
Competition
The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. There is also a strong emphasis on intellectual property and proprietary products. Our pipeline builds on validated biology of known therapeutics while applying unique inventive steps that improve the clinical pharmacology. We further de-risk programs with key experiments at an early stage to validate the underlying value proposition. We believe that our technology, drug discovery and development expertise and capabilities enable such strong pipeline creation and provide us with a competitive advantage. However, we will continue to face competition from different sources including major pharmaceutical companies, biotechnology companies, academic institutions, government agencies, and public and private research institutions. In addition, there are many companies that have approved therapeutics for some of our target indications. For any products that we eventually commercialize, we will not only compete with existing therapies but also compete with new therapies that may become available in the future.
In addition to the competition we will face from the parties described above, we face competition for certain of the product candidates we are developing internally.
LYT-100
In the field of IPF, there are two approved drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs have unfavorable tolerability profiles, leading to sustained unmet need for novel therapies. In May 2022, a generic version of pirfenidone was approved in the US. Other potential competitive product candidates in various stages of development include, but are not limited to: Fibrogen’s pamrevlumab in Phase 3 clinical trials, United Therapeutics’ treprostinil in Phase 3 clinical trials, Boehringer Ingelheim’s BI1015550 in Phase 3 development, Avalyn’s AP01 which is expected to enter a Phase 3 trial , Pliant Therapeutics’ PLN-74809 in Phase 2 clinical development, Horizon Therapeutics’ HZN-825 in Phase 2 clinical development, BMS’ BMS-986278 in Phase 2 clinical development, and Galecto’s GB0139 in Phase 2 clinical development.
LYT-200
We are aware of one current drug product candidate targeting galectin-9, FibroGen’s FG-3165, which FibroGen has previously disclosed, is expected to enter clinical development in the second half of 2023. Additionally, if we are successful in developing LYT-200 as an immuno-oncology (IO) treatment we would expect to compete with currently approved IO therapies and those that may be developed in the future. Current marketed IO products include CTLA-4, such as BMS’ Yervoy, and PD-1/PD-L1, such as BMS’ Opdivo, Merck’s Keytruda and Genentech’s Tecentriq, and T cell engager immunotherapies, such as Amgen’s Blincyto. In addition, there are other academic groups and/or companies that may be involved in pre-clinical research centered around galectin-9 as a therapeutic target.
LYT-300
In the field of GABAA positive allosteric modulators, there are three approved drugs, allopregnanolone (Zulresso), marketed by Sage Therapeutics, ganaxolone (Ztalmy), marketed by Marinus Pharmaceuticals, and cenobamate (Xcopri), marketed by SK Life Science. Other potential competitive product candidates in various stages of development include, but are not limited to, Sage Therapeutics’ SAGE-217 (zuranolone) which has completed a New Drug Application submission to the FDA, Cerevel’s darigabat in Phase 2 clinical development, and Sage’s SAGE-324 in Phase 2 clinical development.
LYT-310
In the field of cannabidiol agents, there is one FDA approved drug, Epidiolex, marketed by Jazz Pharmaceuticals (originally GW Pharmaceuticals). Other potential competitive product candidates in various stages of development include Zynerba Pharmaceuticals’ ZyGel in Phase 3 clinical development, Cardiol Therapeutics’ Cardiol Rx in Phase 2 clinical development, and Emerald Health Pharmaceuticals’ EPH-101 in Phase 2 clinical development.

LYT-503/IMB-150
In the field of interstitial cystitis/bladder pain syndrome, there are a few FDA approved agents including JnJ’s Elmiron, , and Mylan Pharmaceutical’s Rimso-50. There are also numerous clinical trials ongoing for interstitial cystitis. If LYT-503 is successful in interstitial cystitis, we would expect to compete with currently approved therapies and those that may be developed in the future. Current interstitial cystitis products in development include, but are not limited to, Urigen Pharmaceutical’s URG-101, Vaneltix Pharma’s Alenura, and Seikagaku Corp’s SI-722 all in Phase 2 clinical development.
Glyph Technology Platform
We are not aware of any direct competitors to our Glyph technology platform, but it may compete with new therapies that become available in the future to target the indications we are focused on.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, or EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drugs, biological products and medical devices. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.
U.S. Regulation of Drugs and Biologics
In the United States, the FDA regulates drugs under the FDCA, and its implementing regulations, and biologics under the FDCA and the Public Health Service Act and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. The process required by the FDA before such product candidates may be marketed in the United States generally involves the following:
•completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with applicable regulations, including Good Laboratory Practice, or GLP, regulations;
•submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical studies may begin;
•approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study may be initiated;
•performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
•preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical studies;
•potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
•a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and potential audits of selected clinical trial sites to ensure compliance with GCP; and
•FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.
An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing suggesting a significant risk to humans exposed to the drug, and any clinically important increased rate of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.
The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.
•Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are generally designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
•Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.
•Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.
In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are often referred to as Phase 4 clinical studies. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.
Special Protocol Assessment
The special protocol assessment, or SPA, process is designed to facilitate the FDA’s review and approval of certain drugs and biologics by allowing the FDA to evaluate the proposed design of certain preclinical studies and clinical trials, including among others, trials that are intended to form the primary basis for determining a product candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA aims to evaluate the protocol and respond to a sponsor’s questions regarding, among other things, entry, criteria, dose selection, endpoints, trial conduct and data analyses, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.
Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may rescind or alter its agreement where the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate has been identified after the trial has begun, which can include, but is not limited to, the following circumstances:
•identification of data that would call into question the clinical relevance of previously agreed-upon efficacy endpoints;
•identification of safety concerns related to the product or its pharmacological class;
•paradigm shifts in disease diagnosis or management recognized by the scientific community and the FDA; or
•the relevant data, assumptions, or information provided by the sponsor in the SPA submission are found to be false statements or misstatements, or are found to omit relevant facts, such that the clinical relevance of critical components of trial design is called into question, or appropriate safety monitoring and human subject protection are affected.
A documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. If the sponsor fails to follow the protocol that was agreed upon with FDA consistent with the SPA agreement, or makes substantive changes in the protocol without the FDA’s agreement, then FDA will consider the results from the study as a BLA or NDA review issue. The FDA will not be bound by an SPA agreement where the sponsor fails to conduct the trial in accordance with the agreed SPA.
NDA and BLA Review Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
In addition, under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any product candidate for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review applications for original biologics or new-molecular-entity drugs within ten months after the filing date, or, if the application qualifies for priority review, six months after the filing date. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification.
The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.
After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional clinical studies, or other information supporting the application. Notwithstanding the submission of additional information or data, the FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied.
If the FDA approves a BLA or NDA, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
Regulation of Combination Products in the United States
Certain therapeutic products are comprised of multiple components, such as drug or biologic components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug or biologic component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System Regulation, or QSR, applicable to medical devices.
Expedited Development and Review Programs for Drugs and Biologics
The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, product candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the application may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.
A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.
Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. An NDA or BLA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).
Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies in a timely manner or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.
Rare Pediatric Disease Priority Review Voucher Program
In 2012, the U.S. Congress authorized the FDA to award priority review vouchers to Sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive priority review of a subsequent marketing application for a different product. The Sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the Sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.
For purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare diseases or conditions within the meaning of the Orphan Drug Act. On December 27, 2020, the Rare Pediatric Disease Priority Review Voucher Program was extended. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the Sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any Rare Pediatric Disease Priority Review Voucher.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Post-Approval Requirements for Drugs and Biologics
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon NDA or BLA holders and any third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•product seizure or detention, or refusal of the FDA to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.
Hatch-Waxman Act and Drug Product Exclusivity
Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA's prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) of the FDCA establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed "abbreviated" because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject's bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant's drug or a method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that: (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must send notice of the Paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant's favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor's decision to initiate patent litigation.
The Hatch-Waxman Act also establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of non-patent data exclusivity upon approval of a new drug containing new chemical entities that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The Hatch-Waxman Act also provides three years of non-patent marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug's approval. As a general matter, the three year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.
Biosimilars and Reference Product Exclusivity
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.
A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
U.S. Drug Enforcement Administration Regulation
We are developing certain product candidates that utilize, or may utilize controlled substances regulated by the U.S. Drug Enforcement Administration, DEA. The Controlled Substances Act of 1970, or CSA, establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.
Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized. The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA. Reports must also be made for thefts or losses of any controlled substance, and authorization must be obtained to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.
To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could eventuate in criminal proceedings. Individual states also regulate controlled substances, and we and our contract manufacturers are also subject to state regulation on distribution of these products.
U.S. Regulation of Medical Devices
The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.
U.S. Medical Device Classification:
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.
While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.
510(k) Clearance Marketing Pathway
To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.
If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

PMA Approval Pathway
Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.
The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, or on some form of post-market surveillance when deemed necessary to protect the public health. or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel.
De novo classification process
Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. The enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination.
Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that general controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.
Clinical Trials for Medical Devices
Clinical trials are almost always required to support a PMA or a de novo request, and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.
Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an IRB for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.
During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.
Post-market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•establishment registration and device listing with the FDA;
•QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
•requirements related to promotional activities;
•clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;
•medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
•correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
•the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.
Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in a variety of sanctions, including: warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties; recalls, withdrawals, or administrative detention or product seizures; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) clearances or PMA approvals that have already been granted; refusal to grant export approvals for; or criminal prosecution.
FDA Regulation of Companion Diagnostics
If safe and effective use of a drug or biologic depends on an in vitro diagnostic test, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population.
Foreign Regulation
To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulation. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing beyond that required by FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country.
Regulation of medicinal products in the European Union
Non-clinical Studies and Clinical Trials
Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.
While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.
The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.
Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and EU-wide regulatory requirements may also apply.
Marketing Authorization
In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal products can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two main types of MA.
•“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of products, such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced-therapy medicinal products (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and (iv) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops).“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in other member states through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the concerned member states, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the CMSs).
Under the above described procedures, before granting the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.
Furthermore, MA may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. This MA is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a MA. The applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.
Data and Marketing Exclusivity
In the EU, innovative medicinal products (including both small molecules and biological medicinal products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. The data exclusivity period, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.
In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.
Orphan Medicinal Products
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions, (2) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) where it is unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the necessary investment in its development, and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition must have been authorized in the EU or, if such a method exists, the product in question would be of significant benefit to those affected by the condition.
Orphan designation must be requested before submitting an MAA. In the EU, orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.
This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, MA may only be granted to a “similar medicinal product” for the same indication at any time, if (i) the holder of the MA for the original orphan medicinal product consents to a second orphan medicinal product application, (ii) the holder of the MA for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product, or (iii) the second applicant can establish that its medicinal product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European Pediatric Development
In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP, with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even where such results are negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval).
Controlled Substances
Controlled substances are not regulated at EU level and the EU legislation does not establish different classes of narcotic or psychotropic substances. However, the United Nations, or UN, Single Convention on Narcotic Drugs of 1961 and the UN Convention on Psychotropic Substances of 1971, or the UN Conventions, codify internationally applicable control measures to ensure the availability of narcotic drugs and psychotropic substances for medical and scientific purposes. The individual EU member states are all signatories to these UN Conventions. All signatories have a dual obligation to ensure that these substances are available for medical purposes and to protect populations against abuse and dependence.
The UN Conventions regulate narcotic drugs and psychotropic substances as Schedule I, II, III, IV substances with Schedule II substances presenting the lowest relative risk of abuse among such substances and Schedule I and IV substances considered to present the highest risk of abuse.
The UN Conventions require signatories to require all persons manufacturing, trading (including exporting and importing) or distributing controlled substances to obtain a license from the relevant authority. Each individual export or import of a controlled substance must also be subject to an authorization. Before the relevant authority can issue an export authorization for a particular shipment, the exporter must provide the authority with a copy of the import authorization issued by the relevant authority of the importing country. Implementation of the obligations provided in the UN Conventions and additional requirements are regulated at national level and requirements may vary from one member state to another.
Post-Approval requirements
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for the establishment and maintenance oversight of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
All new MAA must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.
Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by national EU member states anti-bribery laws. Infringement of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and/or approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU member states. These requirements are provided in national laws, industry codes or professional codes of conduct, applicable in the EU member states.
Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Regulation of Combination Products in the European Union
The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. EU guidance has been published to help manufacturers select the right regulatory framework.
Drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. The EMA is responsible for evaluating the quality, safety and efficacy of MAAs submitted through the centralized procedure, including the safety and performance of the medical device in relation to its use with the medicinal product. The EMA or the EU member state national competent authority will assess the product in accordance with the rules for medicinal products described above but the device part must comply with the EU Medical Devices Regulation (including the general safety and performance requirements provided in Annex I). MAA must include—where available—the results of the assessment of the conformity of the device part with the Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the competent authority must require the applicant to provide a notified body opinion on the conformity of the device.
By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g. co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the EU Medical Devices Regulation.
The characteristics of non-integral devices used for the administration of medicinal products may impact the quality, safety and efficacy profile of the medicinal products. To the extent that administration devices are co-packaged with the medicinal product or, in exceptional cases, where the use of a specific type of administration device is specifically provided for in the product information of the medicinal product, additional information may need to be provided in the MAA for the medicinal product on the characteristics of the medical device(s) that may impact on the quality, safety and/or efficacy of the medicinal product.
The requirements regarding quality documentation for medicinal products when used with a medical device, including single integral products, co-packaged and referenced products, are outlined in the EMA guideline of July 22, 2021, which became applicable as of January 1, 2022.
The aforementioned EU rules are generally applicable in the EEA
Regulation of Medical Devices in the European Union
In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive which has been repealed and replaced by Regulation (EU) No 2017/745, or the EU Medical Devices Regulation. Our Founded Entities' medical devices current certificates have been granted under the EU Medical Devices Directive whose regime is described below. However, as of May 26, 2021, some of the EU Medical Devices Regulation requirements apply in place of the corresponding requirements of the EU Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation when our current certificates expire.
Medical Devices Directive
Under the EU Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the EU Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.
To demonstrate compliance with the essential requirements laid down in Annex I to the EU Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certification of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).
Medical Devices Regulation
The regulatory landscape related to medical devices in the EU recently evolved. On April 5, 2017, the EU Medical Devices Regulation was adopted with the aim of ensuring better protection of public health and patient safety. The EU Medical Devices Regulation establishes a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation. Unlike the EU Medical Devices Directive, the EU Medical Devices Regulation is directly applicable in EU member states without the need for member states to implement into national law. This aims at increasing harmonization across the EU.
The EU Medical Devices Regulation became effective on May 26, 2021. In accordance with its recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 and (ii) legacy devices lawfully placed on the market after May 26, 2021 in accordance with the transitional provisions of the EU Medical Devices Regulation may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation, in particular the obligations described below.
The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI, database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier, or UDI-DI, specific to a device, and a production identifier, or UDI-PI, to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable at a later date (as Eudamed is not yet fully functional). Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.
All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of a device on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.
The aforementioned EU rules are generally applicable in the EEA.
Regulation of In Vitro Diagnostic Medical Devices in the European Union
The EU regulatory landscape concerning in vitro diagnostic medical devices, or IVD MDs, recently evolved. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on IVD MDs and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR, was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. This aims at reducing the risk of discrepancies in interpretation across the different European markets.
The IVDR fully applies since May 26, 2022 but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. The IVDR among other things:
•strengthens the rules on placing devices on the market and reinforce surveillance once they are available;
•establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•establishes explicit provisions on importers’ and distributors’ obligations and responsibilities;
•imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;
•improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
•strengthens rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.
The aforementioned EU rules are generally applicable in the EEA.
Regulation of Companion Diagnostics in the European Union
In the EU, IVD MDs were regulated by Directive 98/79/EC, or the IVDD, which regulated the placing on the market, the CE marking, the essential requirements, the conformity assessment procedures, the registration obligations for manufactures and devices as well as the vigilance procedure. IVD MDs had to comply with the requirements provided for in the IVDD, and with further requirements implemented at national level (as the case may be).
The regulation of companion diagnostics is subject to further requirements since the IVDR became applicable on May 26, 2022. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a marketing authorization application for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a national competent authorities or the EMA.
Brexit and the Regulatory Framework in the United Kingdom
Since the end of the Brexit transition period on January 1, 2021, Great Britain, or GB (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. On February 27, the UK Government and the European Commission reached a political agreement on the “Windsor Agreement” which will revise the Protocol on Ireland/Northern Ireland in order to address some of the perceived shortcomings in its operation. Under the proposed changes, Northern Ireland would be reintegrated under the regulatory authority of the Medicines and Healthcare products Regulatory Agency, or MHRA, with respect to medicinal products. These proposed changes need to be codified and agreed by the respective parliaments of the United Kingdom, or UK, and EU before taking effect. There could be additional uncertainty and risk around what these changes will mean to our business. It is currently unclear to what extent the UK Government will seek to align its regulations with the EU. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the (EU) CTR is not applicable in GB. Whilst the EU-UK Trade and Cooperation Agreement, or TCA, includes the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU countries within the EMA Clinical Trial Information System, or CTIS, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal.
The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.
Since January 1, 2021, the MHRA is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules currently apply in Northern Ireland than in England, Wales, and Scotland, together GB, but this may be subject to further revisions following implementation of the proposals set out in the Windsor Agreement. Broadly, Northern Ireland currently follows the EU regulatory regime, but its national competent authority remains the MHRA.
The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials, with the aim to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The resulting new legislation will determine how aligned the UK clinical trials regime is compared to the (EU) CTR.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder has opted out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.
With respect to medical devices (including IVD MDs), the TCA does not specifically refer to them but does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. The rules for placing medical devices on the Northern Ireland market will differ from those in GB.
New regulations require all medical devices to be registered with the MHRA, and since January 1, 2022, manufacturers based outside the UK have been required to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.
On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. The MHRA seeks to amend the UK Medical Devices Regulations 2002, or the “UK MDR” (which continues to be based on the EU legislation which preceded the EU Medical Devices Regulation, primarily the EU Medical Devices Directive and the (EU) IVDD), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic medical device regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the Government has recently confirmed that this date has been postponed until July 2024. Devices which have valid certification issued by EU notified bodies under the EU Medical Devices Regulation or Medical Devices Directive are subject to transitional arrangements. In its consultation response, the MHRA indicated that the future UK regulations will allow devices certified under the EU Medical Devices Regulation to be placed on the market in Great Britain under the CE mark until either the certificate expires or for five years after the new regulations take effect, whichever is sooner. Devices certified under the Medical Devices Directive could continue to be placed on the market until either the certificate expires or for three years after the new regulations take effect, whichever is sooner. Following these transitional periods, it is expected that all medical devices will require a UK Conformity Assessment, or UKCA, mark. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to the regulations coming into force. However, from July 2024, products which do not have existing and valid CE certification under the EU Medical Devices Directive or EU Medical Devices Regulation and are therefore not subject to the transitional arrangements will be required to carry the UKCA mark if they are to be sold into the market in Great Britain. UKCA marking will not be recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the UK, differ from those in Great Britain (England, Scotland and Wales) and continues to be based on EU law.
Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark applied and the device may only be placed on the market in Northern Ireland and not the EU.
Rest of the World Regulation
For other countries outside of the EU, the UK and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Additional Laws and Regulations Governing International Operations
If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.
Healthcare Laws and Regulation
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, the Office of Inspector General and Office for Civil Rights, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products and other medical items and services. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare and data privacy and security laws and regulations, include the following:
•the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, or in return for, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•the federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.
•the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;
•the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes civil and criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act,which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers; and
•some state laws require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers, marketing expenditures, and pricing information. Certain state and local laws require the registration of pharmaceutical sales and medical representatives.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, in the event we obtain regulatory approval for any one of our products, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations, and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Violations of these laws can subject us to administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs.

Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of commercial compliance programs, or require disclosure of marketing expenditures and pricing information.
Coverage and Reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug and other medical products exists among third-party payors. Although CMS determines whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree, coverage and reimbursement for drug and other medical products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic or other studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Factors payors consider in determining reimbursement are based on whether the product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.
In addition, in many foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Member states are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. Member states may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidates that:
•created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;
•expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133 percent of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;
•addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•expanded the types of entities eligible for the 340B drug discount program;
•established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50 percent point-of-sale-discount (increased to 70% as of January 1, 2019 pursuant to subsequent legislation) off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and
•created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA.
On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.
On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. Drug manufacturers who provide their investigational product under the Right to Try Act are required to submit to FDA an annual summary of the use of their drug.
Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.
In the EU, pricing and reimbursement schemes vary widely from country to country Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
On December 13, 2021, Regulation No 2021/2282 on health technology assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
Data Privacy and Security
Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
Foreign Private Issuer Status
We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
•Regulation FD, which regulates selective disclosures of material information by issuers.

C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the heading “Highlights of the Year—2022" on page 1 and- "Components of Our Value” on pages 6 to 7 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial Statements—Note 11. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 21. Leases” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis, including those portions incorporated herein by reference, together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report on Form 20-F. Some of the information contained in this discussion and analysis or incorporated herein, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section incorporated herein by reference, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs). The audited consolidated financial statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB").
The following discussion contains references to the consolidated financial statements of PureTech Health plc and its consolidated subsidiaries, or the Company. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over the financial and operating policies. Where we have neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our consolidated financial statements, each of our Founded Entities are considered to be either a “subsidiary” or an “associate” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
A. OPERATING RESULTS
The information (including tabular data) set forth or referenced under the heading “Key Performance Indicators—2022” on page 49 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2022 Compared with 2021
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 50 to 64 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2021 Compared with 2020
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 50 to 64 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The information (including tabular data) set forth or referenced under the heading “Risk Management” on pages 44 to 47 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. LIQUIDITY AND CAPITAL RESOURCES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Viability" on page 48 and "Financial Review—Cash Flow and Liquidity" on pages 61 to 63 of PureTech's "Annual Report and Accounts 2022" included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 17.—Subsidiary Notes Payable”, “Notes to the Consolidated Financial Statements—Note 20.—Long-term Loan”, “Notes to the Consolidated Financial Statements—Note 21.—Leases”, “Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management” and “Notes to the Consolidated Financial Statements—Note 23.—Commitments and Contingencies”, in each case of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December 31, 2022, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of December 31, 2022 payments in respect of contingent developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $8.7 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We are not able to predict when and if such milestone events will occur. Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 12 - Intangible Assets" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We present the preferred shares issued by our subsidiaries to third parties as liabilities. Such preferred shares are redeemable only upon liquidation or deemed liquidation (as defined in the subsidiaries' incorporation documents) of the respective subsidiaries. We are unable to predict when and if such liquidation or deemed liquidation events will occur, and therefore when and if such shares will be redeemed, if at all.

As of December 31, 2022, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Notes to the Consolidated Financial Statements—Note 13.—Other Financial Assets” included in our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We consider the Group's working capital to be sufficient for its present requirements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Overview - Giving Life To Science" on page 3 and “ESG Report-Chapter 1: Patients—Bioethics: R&D” on page 20 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F and "Notes to the Consolidated Financial Statements - Note 4.-Segment Information" of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. CRITICAL ACCOUNTING ESTIMATES
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 66 to 68, “Management team” on pages 69 to 70 and "Directors’ Report for the year ended December 31, 2022” on pages 78 to 81 in each case of PureTech’s “Annual Report and Accounts 2022" included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Board Diversity
The table below provides certain information regarding the diversity of our Board and Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Directors’ Report for the year ended December 31, 2022” on pages 78 to 81, “Directors’ Remuneration Report for the year ended December 31, 2022” on pages 86 to 89, “Directors’ Remuneration Policy” on pages 90 to 94, “Annual Report on Remuneration” on pages 95 to 102, in each case of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 8.—Share-Based Payments” of our audited consolidated financial statements included elsewhere in this annual report.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings "Board of Directors" on pages 66 to 68 “The Board” on pages 71 to 75, “Report of the Nomination Committee” on page 82, “Report of the Audit Committee” on pages 83 to 85, and "Directors' Remuneration Report for the year ended December 31, 2022" on pages 90 to 94 in each case of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report—Chapter 2: People” on pages 23 to 31 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2022” on pages 78 to 81 and “Annual Report on Remuneration” on pages 95 to 102, in each case of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference. For information regarding the share ownership of our directors and executive officers, see Item 7.A - "Major Shareholders".

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of by:
•each of our directors;
•each of our executive officers; and
•each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.
The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 278,461,805 ordinary shares outstanding as of March 31, 2023.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2023 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Shareholders
Invesco Asset Management Limited[1]	23.3%
Lansdowne Partners Limited[2]	8.8%
Baillie Gifford & Co3	8.1%
M&G Investment Management, LTD[4]	4.2%
Vanguard Group, Inc.[5]	4.0%
Patient Capital Management, Inc. [6]	3.5%
Recordati S.p.A7	3.4%
Executive Officers and Directors
Daphne Zohar[8]	4.5%
Bharatt Chowrira, Ph.D., J.D.	*
Sharon Barber-Lui	*
Raju Kucherlapati, Ph.D.	*
John LaMattina, Ph.D.	*
Robert Langer, Sc.D.[9]	1.1%
Kiran Mazumdar-Shaw	*
Christopher Viehbacher	*
*    Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.

We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 31, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 30% of our outstanding ordinary shares were held in the United States by approximately 78 holders of record.
1 Consists of 64,945,474 shares beneficially held. The address for Invesco Asset Management Limited is c/o Invesco Ltd., 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309
2 Consists of 24,528,171 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
3 Consists of 22,521,433 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
4 Consists of 11,761,956 shares beneficially held. The address for M&G Investment Management, LTD is c/o 10 Fenchurch Avenue London EC3M 5BM, United Kingdom..
5 Consists of 11,256,029 shares beneficially held. The address for Vanguard Group, Inc. is 455 Devon Park Dr Valley Forge, PA, 19482.
6 Consists of 9,806,500 shares beneficially held. The address for Patient Capital Management, Inc. is 100 Simcoe St., Suite 100, Toronto, ON M5H 3G2, Canada.
7 Consists of 9,554,140 shares beneficially held. The address for Recordati S.p.A. is c/o Via Civitali, 1, 20148 Milano, Italy.
8 Consists of an aggregate of 12,564,189 shares held by (i) the Zohar Family Trust I, a U.S. established trust of which Ms. Zohar is a beneficiary and trustee (ii) the Zohar Family Trust II, a U.S. established trust of which Ms. Zohar is a beneficiary (in the event of her spouse’s death) and trustee; (iii) Zohar LLC, a U.S. established limited liability company and (iv) Ms. Zohar owns or has a beneficial interest in 100 percent of the share capital of Zohar LLC.
9 Consists of an aggregate of 2,955,324 shares held by (i) Langer Family 2020 Trust and (ii) Dr. Langer directly.

The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2022—Substantial Shareholders” on page 78 and “Annual Report on Remuneration” on pages 95 to 102, in each case of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Change in Ownership of Major Shareholders
To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated reference herein: headings “Directors’ Report for the year ended December 31, 2022—Related party transactions” on page 79, “Highlights of the Year – 2022” on page 1, and "Components of Our Value" on pages 6 to 7—"Founded Entities" on pages 12 to 14, in each case of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 24—Related Parties Transactions” of our audited consolidated financial statements included elsewhere in this annual report. For information regarding transactions with our Founded Entities, see Item 10.C - "Material Contracts."
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see the information below under the heading Item 18—“Financial Statements.”
Dividend Distribution Policy
We have never declared or paid any dividends on our ordinary shares, though we may consider doing so in the future depending on the progression of our business. Under English law, we may only pay dividends if our accumulated realized profits, which have not been previously distributed or capitalized, exceed our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. Therefore, we must have sufficient distributable profits before issuing a dividend. Distributable profits are determined at the holding company level and not on a consolidated basis. Subject to such restrictions and to any restrictions set out in the Articles of Association, declaration and payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors (the "Board") (and in the case of final dividends, must be approved by our shareholders), and will depend upon such factors as results of operations, capital requirements, contractual restrictions, our overall financial condition or applicable laws and any other factors deemed relevant by the Board.
Legal Proceedings
As of the date of this annual report, we were not party to any material legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.
B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report on Form 20-F, no significant change has occurred since the date of the most recent financial statements included elsewhere in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Our American Depositary Shares ("ADSs") have been listed on The Nasdaq Global Market under the symbol “PRTC” since November 16, 2020. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares have been trading on the main market of the London Stock Exchange since June 2015 under the ticker code “PRTC.” Prior to that date, there was no public trading market for our ordinary shares.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our ADSs have been listed on the Nasdaq Global Market under the symbol “PRTC” since November 16, 2020 and our ordinary shares have been listed on the main market of the London Stock Exchange since June 2015.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Objects
Section 31 of the Companies Act 2006 provides that the objects of a company are unrestricted unless any restrictions are set out in the articles. There are no such restrictions in our Articles of Association ("Articles") and our objects are therefore unrestricted.
A copy of our Articles is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F for the year ended December 31, 2022.
C. MATERIAL CONTRACTS
Except as otherwise set forth below or as otherwise disclosed in this report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
The PureTech Health plc Performance Share Plan, or PSP, and forms of award agreements thereunder were approved on June 18, 2015. Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.
On August 10, 2018, we entered into a Lease Agreement with RBK I Tenant, LLC for certain premises of approximately 50,858 rentable square feet of space at 6 Tide Street, Boston, MA 02210. The lease commenced on April 26, 2019 for an initial term consisting of ten years and three months and there is an option to extend for two consecutive periods of five years each.
We have executed agreements with the members of the Board substantially in the form of our Form of Deed of Indemnity.
We entered into an Asset Purchase Agreement by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC, dated July 15, 2019, pursuant to which Auspex assigned and transferred all patent claims, inventory, technology, contracts and related rights relating to LYT-100 to us. As consideration, we paid an upfront payment, which we do not deem material. In addition, Auspex is eligible to receive milestone payments of approximately $84 million in the aggregate depending upon specified developmental, regulatory and commercial achievements. In addition, for ten years following the first commercial sale of any commercialized product containing LYT-100, Auspex is eligible to receive low to middle single-digit royalties on the worldwide net sales of such product.
We entered into a Royalty Agreement with Follica, Incorporated, dated July 23, 2013, pursuant to which Follica agreed to pay us a two percent royalty on net sales by Follica or its sublicensees of (i) products involving skin disruption using any mechanical, energy or chemical based approaches, applying compounds to the skin, or any other approaches to the treatment of hair follicles or other dermatological disorders commercialized by Follica, (ii) processes involving such products, or (iii) services which use or incorporate any such product or process. In the event that Follica sublicenses the rights to any of these products, processes or services, Follica will be obligated to pay us low teen royalties on any income received from the sublicensee. Either party may terminate this agreement upon an uncured material breach by the other party. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property licensed pursuant to this agreement.
We entered into a Royalty and Sublicense Income Agreement with Gelesis, dated December 18, 2009, pursuant to which we are required to provide certain funding, management services and services relating to intellectual property. In exchange, Gelesis is required to pay us a royalty equal to 2 percent of all net product sales and 10 percent of gross sublicense income received on certain food products as a result of developing hydrogel-based products that are covered by a licensed patent that has issued and has not been revoked or abandoned. The royalty rate is subject to customary downward adjustments in the event Gelesis is required to pay third parties to obtain a license to intellectual property rights that are necessary for Gelesis to develop or commercialize our products. There are no milestone payment obligations under this agreement. Management services provided by us include advisory services on corporate strategy, general and administrative support including office space, supplies and administrative support, payroll services and website development and support. Gelesis’ obligation to pay royalties to us will terminate on a country-by-country basis upon termination or expiration of the underlying patents. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property sublicensed pursuant to this agreement.
We entered into an Exclusive Patent License Agreement with Karuna, dated March 4, 2011, pursuant to which we granted Karuna an exclusive license to patent rights relating to combinations of a muscarinic activator with a muscarinic inhibitor for the treatment of central nervous system disorders. Karuna agreed to make milestone payments to us of up to an aggregate of $10 million upon the achievement of specified development and regulatory milestones. In addition, for the term of this agreement Karuna is obligated to pay us low single-digit running royalties on the worldwide net sales of any commercialized product covered by the licenses granted under this agreement. In the event that Karuna sublicenses any of the patent rights granted under this agreement, Karuna will be obligated to pay us royalties within the range of 15 percent to 25 percent on any income received from the sublicensee, excluding royalties. Karuna may terminate this agreement for any reason with proper prior notice to us, provided that it would lose its rights to the underlying patents as a result. Either party may terminate this agreement upon an uncured material breach by the other party. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property licensed pursuant to this agreement.

We entered into a Research and License Agreement with New York University, or NYU, on March 6, 2017, pursuant to which NYU granted to us an exclusive worldwide license to patents relating to certain therapeutic candidates, including LYT-200. In connection with this agreement, we are required to pay an annual license fee in addition to milestone payments upon the achievement of certain clinical and commercial milestones, both of which we deem immaterial. Additionally, for the term of this agreement, we are obligated to make low single digit royalty payments on the net sales of any commercialized product covered by the license granted under the agreement. In the event that we sublicense any of the patent rights granted under the Research and License Agreement, we will be obligated to pay NYU a low teen percentage of any royalties received by such sublicensee, provided that such payments are capped at a low single digit of net sales of any commercialized product by such sublicensee.
Gelesis Business Combination and Other Transactions
On January 13, 2022, Gelesis, Capstar Special Acquisition Corp., a Delaware corporation (“CPSR”), and CPSR Gelesis Merger Sub, Inc., a Delaware corporation, and wholly-owned subsidiary of CPSR (“Merger Sub”), consummated a business combination ("Gelesis Merger") pursuant to the business combination agreement, dated July 19, 2021, as amended on November 8, 2021 (the “Gelesis Business Combination Agreement”). Pursuant to the terms of the Gelesis Business Combination Agreement, Merger Sub merged with and into Gelesis, with Gelesis surviving the merger as a wholly-owned subsidiary of CPSR. In connection with the consummation of the Merger on the Closing Date, CPSR changed its name to Gelesis Holdings, Inc ("GLS"). As a result of the Gelesis Merger, among other things, each common share of Gelesis that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all preferred shares of Gelesis into common shares of Gelesis immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of GLS Common Stock equal to an exchange ratio of approximately 2.59 multiplied by the number of common shares of Gelesis held by such holder immediately prior to the effective time. In addition, (a) all vested and unvested stock options of Gelesis were assumed by GLS and (b) each warrant of Old Gelesis was cancelled in exchange for a warrant to purchase shares of GLS, in each case based on an implied equity value of $675,000,000 as of the Closing.
Concurrently with the execution of the Gelesis Business Combination Agreement, on July 19, 2021, CPSR entered into subscription agreements (the “Subscription Agreements”) with certain investors, including us, pursuant to which we purchased 1.5 million shares of GLS common stock at a price of $10.00 per share, for an aggregate purchase price of $15.0 million (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Gelesis Merger.
On December 30, 2021, CPSR entered into a Backstop Agreement (the “Backstop Agreement”) with us and SSD2, LLC (“SSD2” and together with us, the “Backstop Purchasers”), pursuant to which the Backstop Purchasers agreed to purchase an aggregate of up to 1,500,000 shares of GLS common stock immediately prior to the closing at a cash purchase price of $10.00 per share (the “Backstop Purchase Shares”), resulting in aggregate proceeds of up to $15.0 million, which amount, when added to the proceeds from the PIPE Financing, would ensure that the minimum cash condition would be satisfied. Based on the number of redemptions at closing, we purchased 496,145 shares for an aggregate price of $5.0 million. In addition, at the closing of the sale of the Backstop Purchase Shares, GLS issued an additional 1,322,500 shares of common stock to us.
On the closing on January 13, 2022, Gelesis, CPSR, certain former directors of CPSR (the “Director Holders”) and certain former stockholders of Gelesis (collectively with Sponsor and the Director Holders, the “Holders”), including us, entered into an Amended and Restated Registration and Stockholder Rights Agreement, pursuant to which, among other things, the Holders agreed not to effect any sale or distribution of any equity securities of GLS held by any of them during a lock-up period (180 days after closing of the Gelesis Merger in the case of PureTech Health LLC), and GLS agreed to register for resale, pursuant to Rule 415 of the Securities Act of 1933, as amended, certain shares of common stock and other equity securities of GLS that are held by the parties thereto from time to time.
On July 25, 2022, GLS issued a short term promissory note in the aggregate principal amount of $15.0 million (the “Promissory Note”) to us for a cash purchase price of $15.0 million as part of a series of promissory notes issued by GLS. On July 27, 2022, the Promissory Note was amended and restated to revise certain provisions contained therein.
Upon a Payment Default under the Promissory Note that has not been cured by GLS after five days, (x) GLS will be required to issue a warrant to us (a “Promissory Note Warrant”) to purchase, at an exercise price of $0.01 per share, subject to adjustment, an aggregate of number of shares of GLS common stock equal to: (i) (A) 0.2 multiplied by (B) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the volume weighted average price of the GLS common stock, as reported by the New York Stock Exchange (the “NYSE”), for the five trading days (the “Common Stock VWAP”) occurring immediately prior to the date of exercise and (y) we may elect, at our option, to convert the outstanding principal and accrued interest under the Promissory Note into a number of shares of GLS common stock equal to (i) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the lesser of the price per share of (A) the GLS common stock, as reported by the NYSE or (B) the Common Stock VWAP as of the day prior to the date of our conversion notice. The Promissory Note Warrant will be exercisable from the date of issuance and will expire on the date that is ten years from the date of issuance.
On February 21, 2023, we entered into a Note and Warrant Purchase Agreement (the “NPA”) with GLS, Gelesis (together with GLS, the “Notes Issuers”), Gelesis 2012, Inc. and Gelesis, LLC, as guarantors of the Convertible Notes, pursuant to which, for a cash purchase price of $5.0 million, (i) the Notes Issuers issued a short term secured convertible note in the aggregate principal amount of $5.0 million (the “Convertible Notes” and such initial issuance, the “Initial Notes”) to us and (ii) GLS issued warrants to purchase 23,688,047 shares of common stock of GLS (the “Warrants”) to us. The Convertible Notes are guaranteed by the domestic subsidiaries of Gelesis and are secured by a first-priority lien on any and all assets of GLS, including without limitation, intellectual property, regulatory filings and product approvals, clearances and marks worldwide (other than the equity interests in Gelesis S.r.l. and assets held by Gelesis S.r.l.) and a pledge of the 100% of the equity interests of Gelesis and the domestic subsidiaries of the Notes Issuers. The Convertible Notes bear interest at a rate of 12% per annum, and mature on July 31, 2023, unless earlier converted or extended as described below. The Convertible Notes are not convertible, and the Warrants are not exercisable, until GLS receives stockholder approval of the issuance of the shares of common stock underlying the Convertible Note and the Warrants (the “Stockholder Approval”) in accordance with the terms thereof. Upon receipt of Stockholder Approval, (i) the Convertible Notes shall be convertible at our option into a number of shares of common stock equal to (x) the outstanding principal amount of such Note plus accrued and unpaid interest divided by (y) the Conversion Price (as defined in the Convertible Note) and (ii) the Warrants will become exercisable for a purchase price of $0.2744 per share.
In addition, pursuant to the NPA, we have agreed, upon the request of the Notes Issuers, to purchase from the Notes Issuers an additional $5.0 million principal amount of the Convertible Notes (the “Additional Notes”), and to purchase from GLS additional Warrants, representing warrant coverage of 170% of the principal amount of the Additional Notes, if (i) GLS and we, in our sole discretion, shall have agreed upon a satisfactory over-the-counter operating plan for GLS; (ii) GLS shall have successfully completed and submitted the usability study with respect to the OTC reclassification of its Plenity product; (iii) GLS shall have received Stockholder Approval on or prior to July 31, 2023; and (iv) other commercially reasonable customary conditions are satisfied.
If (i) GLS receives Stockholder Approval prior to July 31, 2023, and (ii) GLS receives proceeds from the sale of additional Convertible Notes to other investors of at least $10.0 million prior to July 31, 2023, the maturity date for all the Convertible Notes issued under the NPA shall be March 31, 2024.
During the terms of the Initial Notes and the Additional Notes, any term of any indebtedness, debt or equity-linked debt security incurred or issued by the Notes Issuers after the issuance of the Initial Notes that is more favorable than the terms of the Initial Notes or the Additional Notes (including warrant coverage), shall, at our option, automatically be incorporated into the Initial Notes, the Additional Notes and/or the Warrants (including warrant coverage).
The NPA provides that all shares of common stock issuable upon conversion of the Convertible Notes and upon exercise of the Warrants shall be entitled to registration rights which require GLS to file a shelf registration statement to register such shares for resale.
Akili Business Combination Transaction
On January 26, 2022, Akili entered into an Agreement and Plan of Merger (the “Akili Merger Agreement”), by and among Akili, Social Capital Suvretta Holdings Corp. I (“SCS”), and Karibu Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCS (“Merger Sub”). Pursuant to the Akili Merger Agreement, among other things: (i) prior to the closing of the transactions contemplated by the Akili Merger Agreement, SCS will domesticate as a Delaware corporation in accordance with the DGCL, and the Cayman Islands Companies Act (As Revised), (ii) at the closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Akili, with Akili continuing as the surviving corporation and a wholly owned subsidiary of SCS (the “Merger”), (iii) at the closing, all of the outstanding capital stock of Akili and all options and warrants to acquire capital stock of Akili will be converted into the right to receive shares of common stock, par value $0.0001 per share, of SCS (after its domestication) (“SCS Common Stock”) or comparable equity awards that are settled or are exercisable for shares of SCS Common Stock, representing an aggregate of 60 million shares of SCS Common Stock, (iv) at the closing, SCS will be renamed “Akili, Inc.” and (v) at the closing, SCS will deposit into an escrow account for the benefit of the pre-Closing Akili stockholders, optionholders and warrantholders an aggregate number of shares of SCS Common Stock equal to 7.5% of the fully diluted shares of SCS Common Stock (including shares reserved under the equity incentive plan to be adopted by the combined company in connection with the Closing), determined as of immediately following the Closing (collectively, the “Earnout Shares”), which Earnout Shares will be subject to release from escrow to the pre-Closing Akili stockholders, optionholders and warrantholders in three equal tranches upon the daily volume weighted average price of a share of SCS Common Stock reaching $15.00/share, $20.00/share and $30.00/share, respectively, over any 20 trading days within any 30 consecutive trading day period following the closing and prior to the fifth anniversary of the closing, in each case, on the terms set forth in the Akili Merger Agreement. The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of SCS’s shareholders.
Sonde Stock Purchase Agreement
On May 25, 2022, we entered into a Series B Preferred Stock Purchase Agreement (the “Sonde Series B Agreement”) with Sonde and other investors pursuant to which certain other investors purchased shares of Sonde’s Series B Preferred Stock, and the $2.8 million principal amount and accrued interest outstanding under the convertible promissory notes previously issued to us by Sonde shall be converted into 1.1 million shares of Series B Preferred Stock of Sonde.
Royalty Pharma Royalty Purchase Agreement
On March 22, 2023, we entered into a Royalty Purchase Agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Investments 2019 ICAV (“Royalty Pharma”), pursuant to which Royalty Pharma acquired an interest in our royalty in Karuna’s KarXT for aggregate payments to us of up to $500.0 million. Pursuant to the Royalty Pharma Agreement, Royalty Pharma will receive 100% of the royalty payments that we had a right to receive from Karuna until Royalty Pharma receives $60.0 million in such royalty payments during a calendar year, after which Royalty Pharma will receive 33% and we will receive 67% of such royalty payments for such calendar year. We received an upfront payment of $100.0 million from Royalty Pharma upon closing and are eligible to receive up to $400.0 million in additional payments upon the achievement of certain regulatory and commercial milestones related to KarXT.
Vedanta Note Purchase Agreement
On April 24, 2023, we entered into a Secured Convertible Promissory Note Purchase Agreement with Vedanta and other investors pursuant to which we purchased a secured convertible promissory note (the “Vedanta Note”) from Vedanta in the principal amount of $5.0 million. The Vedanta Note bears interest at an annual rate of 9.0% and matures on the later of (i) November 1, 2025 and (ii) the date which is 60 days after all amounts owed under or in connection with Vedanta’s loan and security agreement with K2 HealthVentures LLC (if then in effect and outstanding) have been paid in full. The Vedanta Note is mandatorily convertible in a qualified equity financing and a qualified public offering into shares of Vedanta’s preferred stock or common stock, respectively. In addition, the Vedanta Note allows for optional conversion immediately prior to a non-qualified equity financing and for a pay-out in the case of a change of control transaction.

Voting and Investors’ Rights Agreements
We are party to voting and investors’ rights agreements with certain of our Founded Entities as described below:
•Pursuant to an Amended and Restated Investors’ Rights Agreement, as amended, between Vedanta and certain of its investors, dated March 1, 2023, we are entitled to designate a total of four directors to Vedanta’s board of directors, including (i) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series A-1 preferred stock, and (ii) two directors for so long as PureTech Health LLC continues to hold a majority of Vedanta’s Series B preferred stock. The execution of this agreement replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated July 15, 2021, which had provided us with equivalent rights.
•Pursuant to an Amended and Restated Voting Agreement between Sonde and certain of its investors, dated May 25, 2022, we are entitled to designate one director to Sonde’s board of directors for so long as PureTech Health LLC and its affiliates continue to hold at least 1,000,000 shares of Sonde’s Series A-2 preferred stock. The execution of this agreement replaced and terminated the previous Voting Agreement dated April 9, 2019, which had provided us with equivalent rights.
•Pursuant to a Voting Agreement between Entrega and certain of its investors, dated December 18, 2017, we are entitled to designate four directors to Entrega’s board of directors.
•Pursuant to the Fifth Amended and Restated Voting Agreement between Follica and certain of its investors, dated July 19, 2019, we are entitled to designate one director to Follica’s board of directors for so long as PureTech Health LLC and its affiliates continue to own at least 1,000,000 shares of Follica’s common stock.
Agreements with Founded Entities Restricting Sale of Shares in Connection with an Underwritten Offering
We are party to agreements containing market stand-off provisions with certain of our Founded Entities that restrict our ability to sell shares of such Founded Entities for 180 days (or for a period of time as specified below) after their initial public offerings or initial public listing through a business combination, or an underwritten offering, as follows:
•Amended and Restated Registration Rights Agreement, by and among Akili and the holders listed therein, dated as of August 19, 2022, which provides for a 90-day market stand-off period;
•Lock-Up Agreement, by and among Akili and the holders listed therein, dated as of August 19, 2022;
•Third Amended and Restated Investors’ Rights Agreement between Akili and the investor parties named therein, dated May 25, 2021, the execution of which replaced and terminated the Second Amended and Restated Investors' Rights Agreement dated May 8, 2018, which had contained an equivalent restriction;
•Fifth Amended and Restated Investors’ Rights Agreement between Follica and the investor parties named therein, dated July 19, 2019;
•Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated March 1, 2023, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated July 15, 2021, which had contained an equivalent restriction;
•Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
•Amended and Restated Investors’ Rights Agreement between Sonde and the investor parties named therein, dated May 25, 2022, the execution of which replaced and terminated the previous Investors' Rights Agreement dated April 9, 2019, which had contained an equivalent restriction;
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020, which terminated as of Vor’s initial public offering, except for the registration rights granted thereunder;
•Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019, which had contained an equivalent restriction; and
•The Backstop Agreement between CPSR and us, among others, dated December 30, 2021, which provides that certain shares acquired thereunder are subject to a 180-day market stand off provision.
Other Shareholder Rights Agreements
We have certain registration rights provisions in agreements with our Founded Entities as follows:
•Third Amended and Restated Investors’ Rights Agreement between Akili and the investor parties named therein, dated May 25, 2021, the execution of which replaced and terminated the Second Amended and Restated Investors' Rights Agreement dated May 8, 2018, which had provided us with similar rights;
•Amended and Restated Registration Rights Agreement, by and among Akili and the holders listed therein, dated as of August 19, 2022;
•Fifth Amended and Restated Investors’ Rights Agreement between Follica and the investor parties named therein, dated July 19, 2019;
•Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated March 1, 2023, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated July 15, 2021, which had provided us with similar rights;
•Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
•Amended and Restated Investors’ Rights Agreement between Sonde and the investor parties named therein, dated May 25, 2022, the execution of which replaced and terminated the previous Investors' Rights Agreement dated April 9, 2019, which had provided us with similar rights ;
•Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019,which had provided us with similar rights;
•The Backstop Agreement between CPSR and us, among others, dated December 30, 2021;
•Subscription Agreement between CPSR and the investor parties thereto dated July 19, 2021; and
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020.

We have certain preemptive rights of first refusal with respect to transfers of shares by other holders pursuant to the following agreements:
•Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto;
•Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and between Sonde Health, Inc. and the investors and key holders party thereto, the execution of which replaced and terminated the previous Right of First Refusal and Co-Sale Agreement dated April 9, 2019, which had provided us with similar rights; and
•Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto.
D. EXCHANGE CONTROLS
Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or other regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of ordinary shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the United Kingdom under English law or the Company's articles of association on the right to be a holder of, and to vote in respect of, the ordinary shares.
E. TAXATION
Certain United Kingdom Tax Considerations
The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of an ordinary share or ADS and does not address all possible tax consequences relating to an investment in an ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as of the date of this annual report on Form 20-F, both of which are subject to change, possibly with retrospective effect.
Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of an ordinary share or ADS and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of an ordinary share or ADS is connected (“U.K. Holders”). A person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an ordinary share or ADS is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.
This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:
•this summary only applies to an absolute beneficial owner of an ordinary share or ADS and any dividend paid in respect of the ordinary share where the dividend is regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);
•this summary: (a) only addresses the principal U.K. tax consequences for an investor who holds an ordinary share or ADS as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds an ordinary share or ADS otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the an ordinary share or ADS by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of an ordinary share or ADS), an interest of 10 percent or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.
This summary further assumes that a holder of an ordinary share or ADS is the beneficial owner of the underlying ordinary share for U.K. direct tax purposes.
POTENTIAL INVESTORS IN THE ORDINARY SHARES OR ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR TAX ADVISERS.
Taxation of Dividends
Withholding Tax
A dividend payment in respect of an ordinary share may be made without withholding or deduction for or on account of U.K. tax.
Income Tax
A dividend received by individual U.K. Holders may, depending on his or her particular circumstances, be subject to U.K. income tax on the gross amount of the dividend paid.
An individual holder of an ordinary share or ADS who is not a U.K. Holder will not be chargeable to U.K. income tax on a dividend paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on a dividend received from the company.
All dividends received by a UK Holder from the Company or from other sources will form part of the UK Holder’s total income for UK income tax purposes and will constitute the top slice of that income. The rate of U.K. income tax that is chargeable on dividends received in the tax year 2022/2023 by (i) an additional rate taxpayer is 39.35 percent, (ii) a higher rate taxpayer is 33.75 percent, and (iii) a basic rate taxpayer is 8.75 percent. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an individual U.K. Holder in a tax year. Note that from April 6, 2023 the dividend allowance will be reduced to £1,000, and that from April 6, 2024 the dividend allowance is expected to be reduced again to £500.
Corporation Tax
A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments, provided the dividends qualify for exemption (which is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of a dividend. If potential investors are in any doubt as to their position, they should consult their own professional advisers.
A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be subject to U.K. corporation tax on a dividend received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.
Taxation of Disposals
U.K. Holders
A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2023/2024 tax year is £12,300. Note that from April 6, 2023 the annual exemption will be reduced to £6,000, and that from April 6, 2024 the annual exemption is expected to be reduced again to £3,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20 percent. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 10 percent save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20 percent.
An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of five tax years or less than five years and who disposes of an ordinary share or ADS during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).
A disposal (or deemed disposal) of an ordinary share or ADS by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Any gain or loss in respect of currency fluctuations over the period of holding an ordinary share or an ADS are also brought into account on a disposal.
Non-U.K. Holders
An individual holder who is not a U.K. Holder should not normally be liable to U.K. capital gains tax on capital gains realized on the disposal of an ordinary share or ADS unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary share or ADS.
A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of an ordinary share or ADS unless: (i) it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable; or (ii) the corporate holder is disposing of an interest in a company and that disposal is of an asset that derives 75 percent or more of its gross asset value from UK land and that holder has a substantial indirect interest in UK land (broadly at least 25 percent at any time during the previous two years). In these circumstances, a disposal (or deemed disposal) of an ordinary share or ADS by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.
Inheritance Tax
If, for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (S1 1979/1454) between the United States and the United Kingdom, an individual holder is domiciled at the time of their death or at the time of a transfer made during their lifetime in the United States and is not a national of the United Kingdom, any ordinary share or ADS beneficially owned by that holder should not generally be subject to U.K. inheritance tax, provided that any applicable U.S. federal gift or estate tax liability is paid, except where (i) the ordinary share or ADS is part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary share or ADS is comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax
The stamp duty and stamp duty reserve tax, or SDRT, treatment of the issue, transfer and agreement to transfer an ordinary share outside a depositary receipt system or a clearance service are discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below. The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
General
Issue of Ordinary Shares or ADSs
The issue of an ordinary share or ADS does not give rise to a SDRT liability, according to the HM Revenue & Customs practice and recent case law and is not subject to stamp duty.
Transfer of Ordinary Shares
A transfer of an ordinary share will generally be subject to stamp duty at the rate of 0.5 percent of the consideration given for the transfer (rounded up to the next £5). An exemption from stamp duty is available on an instrument transferring an ordinary share where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. The purchaser normally pays the stamp duty.
An unconditional agreement to transfer an ordinary share will normally give rise to a charge to SDRT at the rate of 0.5 percent of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.
Transfer of ADSs
No stamp duty will, in practice, be payable on a written instrument transferring an ADS or on an unconditional agreement to transfer an ADS provided the instrument of transfer or the unconditional agreement to transfer is executed and remains at all times outside the UK. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5 percent of the value of the consideration. No SDRT will be payable in respect of an agreement to transfer an ADS.
Depositary Receipt Systems and Clearance Services
Based on current HM Revenue & Customs practice and recent case law in respect of the European Council Directives 69/335/EC and 2009/7/EC, or the Capital Duties Directives, no SDRT is generally payable when shares are issued or transferred to a clearance service or depositary receipt system as an integral part of a raising of capital. HM Revenue & Customs has confirmed that it will continue not to apply the 1.5 percent stamp duty and SDRT charge on the issue of shares (and transfers integral to the raising of capital) into overseas clearance systems and depository receipt issuers once the U.K. leaves the European Union. In addition, a recent Court of Justice of the European Union judgment (Air Berlin plc v HM Revenue & Customs (2017)) held on the relevant facts that the Capital Duties Directives preclude the taxation of a transfer of legal title to shares for the sole purpose of listing those shares on a stock exchange which does not impact the beneficial ownership of the shares, but, as yet, the U.K. domestic law and HM Revenue & Customs’ published practice remain unchanged and, accordingly, we anticipate that amounts on account of SDRT will continue to be collected by the depositary receipt issuer or clearance service. Holders of ordinary shares should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5 percent SDRT charge.
Where an ordinary share or ADS is otherwise transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5 percent of the amount or value of the consideration given or, in certain circumstances, the value of the shares.
There is an exception from the 1.5 percent charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HM Revenue & Customs. It is understood that HM Revenue & Customs regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.
Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be borne by the participants in the clearance service or depositary receipt system.
Repurchase of Ordinary Shares
U.K. stamp duty will generally be due at a rate of 0.5% of the consideration paid (rounded up to the next £5.00) on a repurchase by the company of its ordinary shares.

Taxation in the United States
The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the acquisition, ownership and disposition of our ordinary shares or ADSs, but does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, in each case as available on the date of this annual report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not, and will not, seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and there can be no assurance the IRS or a court will agree with the discussion below. This discussion is limited to U.S. Holders and Non-U.S. Holders of our ordinary shares or ADSs. This discussion addresses only the U.S. federal income tax considerations for holders that our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax matters that may be relevant to a particular holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of our ordinary shares or ADSs. In addition, this discussion does not address tax considerations applicable to a holder of our ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
•U.S. expatriates and former citizens or long-term residents of the United States;
•banks or other financial institutions;
•insurance companies;
•dealers or traders in securities, currencies, or notional principal contracts;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;
•regulated investment companies or real estate investment trusts;
•“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;
•persons who have elected to mark securities to market;
•tax-exempt organizations or governmental organizations;
•persons that hold our ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•"controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons who acquired our ordinary shares or ADSs as compensation for the performance of services;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•holders that own (or are deemed to own) 10 percent or more of our ordinary shares or ADSs, by vote or value; and
•U.S. Holders that have a “functional currency” other than the U.S. dollar.
If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds our ordinary shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner in a partnership or other pass-through entity that hold our ordinary shares or ADSs should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our ordinary shares or ADSs through a partnership or other pass-through entity, as applicable.
For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is either a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more "United States persons" (within the meaning of Section 7701(a)(3) of the Code) have the authority to control all of the substantial decisions of such trust or (2) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.
For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of our ordinary shares or ADSs that is not a U.S. Holder.
THIS DISCUSSION IS NOT TAX ADVICE. PERSONS CONSIDERING AN INVESTMENT IN ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS, ANY NON-U.S. TAX LAWS AND ANY INCOME TAX TREATY.

Ownership of ADSs
For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares. References to ordinary shares in the discussion below are deemed to include ADSs, unless context otherwise requires.
Treatment of the Company as a Domestic Corporation for U.S. Federal Income Tax Purposes
Even though we are incorporated under the laws of England and Wales, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes. This has implications for all shareholders; we are subject to U.S. federal income tax as if we were a U.S. corporation, and distributions made by us are generally treated as U.S.-source dividends as described below and generally subject to U.S. dividend withholding tax.
U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs, such distributions will be treated as U.S.-source dividends includible in the gross income of a U.S. Holder as ordinary income to the extent of the our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds tour current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as gain from the sale of such ordinary shares or ADSs. Subject to applicable limitations and requirements, dividends received on the ordinary shares or ADSs generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by us to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met.
The U.S. dollar value of any distribution made by us in foreign currency will be calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s actual or constructive receipt of such distribution, regardless of whether the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on such date of receipt, the U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other taxable disposition of the foreign currency generally will be U.S.-source ordinary income or loss to such U.S. Holder.
Sale or Other Taxable Disposition
A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other taxable disposition of its ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. A U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs generally will be the U.S. Holder’s cost for such ordinary shares or ADSs. Any such gain or loss generally will be U.S.-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such U.S. Holder held the ordinary shares or ADSs for more than one year. Long-term capital gains derived by non-corporate U.S. Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.
Information Reporting And Backup Withholding
Payments of distributions on or proceeds arising from the sale or other taxable disposition of ordinary shares or ADSs generally will be subject to information reporting, and they may be subject to backup withholding if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Non-U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its ordinary shares or ADSs, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our ordinary shares or ADSs unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our ordinary shares or ADSs constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our ordinary shares or ADSs, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our ordinary shares or ADSs by a Non-U.S. Holder will not be subject to U.S. federal income tax if our ordinary shares or ADSs is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our ordinary shares or ADSs throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our ordinary shares or ADSs will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our ordinary shares or ADSs paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our ordinary shares or ADSs within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our ordinary shares or ADSs conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our ordinary shares or ADSs paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our ordinary shares or ADSs. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We are required to make certain filings with the SEC. The SEC maintains a website at http://www.sec.gov from which filings may be accessed.
We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.puretechhealth.com. The information contained on our website is not incorporated by reference into this annual report on Form 20-F.
I. SUBSIDIARY INFORMATION
Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Quantitative and Qualitative Disclosures about Financial Risks” on pages 63 to 64 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F and in “Financial Statements—Notes to the Consolidated Financial Statements—Note 22.—Capital and Financial Risk Management” in the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Our ADSs are registered with Citibank, N.A., as depositary . Each ADS represents ten ordinary shares (or a right to receive ten ordinary shares) deposited with Citibank, N.A. (London), as custodian for the depositary in the United Kingdom. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York, 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—London Branch, located at Citigroup Centre Canary Wharf, London E14 5LB D.
A deposit agreement among us, the depositary, ADS holders and beneficial owners of ADSs issued thereunder sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report on Form 20-F.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

SERVICE	FEES
• Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)
Up to U.S.$0.05 per ADS issued

•Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled

•Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

•Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

•ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary bank

•Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

•Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the purchase of ADSs. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain "disclosure controls and procedures" as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, as appropriately to allow timely decisions regarding required disclosure. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.
B. Management’s annual report on internal control over financial reporting.
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)):
•Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with UK-adopted International Financial Reporting Standards, which audited consolidated financial statements also fully comply with International Financial Reporting Standards as issued by the International Accounting Standards Board;
•Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•Based on their assessment under these criteria, our management has concluded that as of December 31, 2022, our internal control over financial reporting was effective.
C. Attestation Report of the Registered Public Accounting Firm
KPMG, an independent registered public accounting firm, audited the financial statements included in this annual report on Form 20-F issued an attestation report on the Group's internal control over financial reporting as set forth below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
PureTech Health PLC:
Opinion on Internal Control Over Financial Reporting
We have audited PureTech Health PLC’s and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of PureTech Health PLC and subsidiaries (the Group) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
KPMG LLP
London, United Kingdom
27 April, 2023

D. Changes in Internal Control Over Financial Reporting
Other than the remediation of a previously disclosed material weaknesses as discussed below, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Prior Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, we identified a material weakness related to the risk assessment process over the design and implementation of management review controls over the valuation of financial instruments, the completeness and accuracy of related sensitivity disclosures, the valuation of share based payment liabilities and completeness and accuracy of the tax provision. There was insufficient precision in and documentation of the performance of such review controls resulting in controls not being designed in a way to sufficiently address the level of aggregation and criteria for investigation. Additionally, management did not completely identify the information used in the control and did not design sufficient controls to address the relevance and reliability of such information.
In response to this material weakness, the Company took certain steps in its remediation plan, including (i) improving the processes and internal controls related to the valuation of financial instruments and share based payment liabilities, the related sensitivity disclosures, and the tax provision, (ii) disaggregating the management review controls to address the specific risks associated with these items, and (iii) implementing more robust procedures over the documentation of the performance of these management review controls. As of December 31, 2022, we concluded that this material weakness has been remediated.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that each of Christopher Viehbacher and Sharon Barber-Lui, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, are each an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our Board of Directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.puretechhealth.com.The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this annual report on Form 20-F. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees for professional services rendered by KPMG LLP in 2022 and 2021.

For the years ending December 31,	2022 $000s	2021 $000s
Audit fees	3,099	3,434
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	3,099	3,434

The information set forth or referenced under the heading “Report of the Audit Committee” on pages 83 to 85 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to KPMG LLP were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 through January 31, 2022	—	—	—	—
February 1, 2022 through February 28, 2022	—	—	—	—
March 1, 2022 through March 31, 2022	—	—	—	—
April 1, 2022 through April 30, 2022	—	—	—	—
May 1, 2022 through May 31, 2022	743,116	$2.22	743,116	$48,348,408
June 1, 2022 through June 30, 2022	1,267,153	$2.06	1,267,153	$45,733,171
July 1, 2022 through July 31, 2022	2,006,588	$2.26	2,006,588	$41,198,197
August 1, 2022 through August 31, 2022	955,982	$2.79	955,982	$38,527,254
September 1, 2022 through September 30, 2022	1,683,506	$2.70	1,683,506	$33,973,542
October 1, 2022 through October 31, 2022	3,614,342	$2.60	3,614,342	$24,561,054
November 1, 2022 through November 30, 2022	324,660	$2.84	324,660	$23,640,149
December 1, 2022 through December 31, 2022	—	$—	—	$23,640,149
Total	10,595,347	$2.49	10,595,347	$23,640,149
1.On May 9, 2022, the Company announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares. The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, the Company entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the Company’s ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such ordinary shares by Jefferies to the Company. Jefferies makes its trading decisions in relation to the ordinary shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of ordinary shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase ordinary shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All ordinary shares repurchased under the Program will be held in treasury.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
KPMG LLP, or KPMG, has been our independent registered public accounting firm since 2015. In 2022, we commenced an audit tender process to select our independent registered public accounting firm for the fiscal year ending December 31, 2023. The tender process evaluated proposals from KPMG and two other firms. As a result of the audit tender process, our audit committee recommended the appointment of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ending December 31, 2023, which was subsequently approved by our board of directors. The appointment is subject to shareholder approval at the Company’s 2023 Annual General Meeting. PwC will replace KPMG effective as of shareholder approval of PwC’s appointment at the 2023 Annual General Meeting.
KPMG’s audit reports on our consolidated financial statements as of and for each of the fiscal years ended December 31, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of KPMG LLP on the effectiveness of internal control over financial reporting as of December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG LLP’s report dated April 25, 2022 indicates that PureTech Health PLC did not maintain effective internal control over financial reporting as of December 31, 2021 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states, a material weakness related to the risk assessment process over the design and implementation of management review controls over the valuation of financial instruments, completeness and accuracy of related sensitivity disclosures, the valuation of share based payment liabilities and the completeness and accuracy of the tax provision, as well as the complete identification of information used in the control and the design of sufficient controls to address the relevance and reliability of such information. During the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through April 28, 2023, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than:
•the material weakness reported in our 2021 annual report on Form 20-F filed with the SEC on April 26, 2022 as described in the paragraph above.
Our audit committee discussed the reportable events mentioned above with KPMG. KPMG was authorized to fully respond to the inquiries of PwC on the reportable events.
During our two most recent fiscal years ended December 31, 2021 and 2022 and any subsequent interim period prior to April 28, 2023, neither we nor anyone on our behalf has consulted with PwC on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements or effectiveness of internal control over financial reporting, and neither a written report nor oral advice was provided to us by PwC that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.
We provided a copy of this disclosure in Item 16F to KPMG and requested that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG addressed to the SEC, dated April 28, 2023, is filed herein as Exhibit 15.2.

ITEM 16G.	CORPORATE GOVERNANCE
We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We rely on the certain exemptions for foreign private issuers and follow United Kingdom corporate governance practices in lieu of the Nasdaq corporate governance rules.
A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq corporate governance rules is set forth below.
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended 31 December 2022—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 79 of PureTech’s “Annual Report and Accounts 2022” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of Nasdaq rules are described below:
•We do not follow Nasdaq’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law. In accordance with generally accepted business practice, our articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
•We do not follow Nasdaq’s requirements that independent directors have regularly scheduled meetings at which only independent directors are present. Under U.K. law the independent directors may choose to meet in executive session at their discretion.
•We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities.
•We do not follow Nasdaq’s requirements with respect to review and approval of related party transactions. We will follow U.K. law with respect to any requirements regarding review and approval of related party transactions.
Other than as discussed above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-56 of this annual report.
Gelesis, Inc. was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal year ended December 31, 2022. As such, the financial statements and related notes of Gelesis, Inc. required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder	20-F	001-39670	2.1	4/15/2021
2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3	Description of Registrant’s Securities	20-F	001-39670	2.3	4/26/2022
4.1#	Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.3#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.4#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.5	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.6#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.7†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.8†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.9	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.10†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.11†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.12†	Fifth Amended and Restated Investors’ Rights Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors party thereto	20FR12B	001-39670	10.17	10/27/2020
4.13†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.14†	Fifth Amended and Restated Voting Agreement, dated July 19, 2019, between Follica, Incorporated and the stockholders party thereto	20FR12B	001-39670	10.19	10/27/2020
4.15†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.16*†	Amended and Restated Voting Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the stockholders party thereto
4.17*†	Amended and Restated Investors' Rights Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors party thereto

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.18*†	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors and key holders party thereto
4.19†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020
4.20†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020
4.21†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020
4.22†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
4.23+	Amended and Restated Registration and Stockholder Rights Agreement, dated January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto	8-K	001-39362	10.2	1/20//2022
4.24*†	Third Amended and Restated Investors' Rights Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.25*†	Amended and Restated First Refusal and Co-Sale Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.26*†	Amended and Restated Investors' Rights Agreement, dated March 1, 2023 by and among Vedanta Biosciences, Inc. and the investors and noteholders party thereto
4.27+	Business Combination Agreement, dated as of July 19, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.1	12/23/2021
4.28	Amendment to Business Combination Agreement, dated as of November 18, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.2	12/23/2021
4.29	Second Amendment to Business Combination Agreement, dated as of December 30, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	8-K	001-39362	2.1	1/3/2022
4.30	Form of Subscription Agreement	S-4	333-258693	10.2	8/10/2021
4.31	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto	8-K	001-39362	10.1	1/3/2022
4.32+	Agreement and Plan of Merger, dated January 26, 2022, between Akili Interative Labs, Inc., Social Capital Suvretta Holdings Corp. I, and Karibu Merger Sub, Inc.	8-K/A	001-40558	2.1	1/27/2022

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.33	Form of Promissory Note of Gelesis Holdings, Inc.	8-K	001-39362	10.1	07/29/2022
4.34+	Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC	8-K	001-39362	10.1	2/23/2023
4.35+	Amended and Restated Registration Rights Agreement, dated as of August 19, 2022, by and among Akili, Inc. and the other parties thereto	8-K	001-40558	10.6	8/23/2022
4.36+	Lock-Up Agreement, dated as of August 19, 2022, by and among Akili, Inc. and the other parties thereto.	8-K	001-40558	10.7	8/23/2022
4.37*†+	Royalty Purchase Agreement, dated as of March 22, 2023, by and between PureTech Health LLC and Royalty Pharma Investments 2019 ICAV
4.38*	Form of Secured Subordinated Convertible Promissory Note of Vedanta Biosciences, Inc.
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
11.1	Code of Business Conduct and Ethics	20-F	001-39670	11.1	4/15/2021
12.1*	Certification by the Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1***	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Annual Report and Accounts 2022
15.2*	Letter from KPMG LLP to the Securities and Exchange Commission
99.1*	Gelesis, Inc. and subsidiaries Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
* Filed herewith.
** Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this annual report on Form 20-F, as specified elsewhere in this annual report on Form 20-F. With the exception of the items and pages so specified, the "Annual Report and Accounts 2022" is not deemed to be filed as part of this annual report on Form 20-F.
*** Furnished herewith.
# Indicates a management contract or any compensatory plan, contract or arrangement.
† Portions of this exhibit (indicated by asterisks) have been omitted because either (A) they are both (i) not material and (ii) would likely cause competitive harm if publicly disclosed., or (B) they are both (i) not material and (ii) the type of information that the Registrant customarily and actually treats as private or confidential, as applicable. The Registrant agrees to furnish an unredacted copy of this exhibit to the Securities and Exchange Commission upon request.
+ Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 27, 2023

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PureTech Health PLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of PureTech Health PLC and subsidiaries (the Group) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and international accounting standards in conformity with the requirements of the UK-adopted IFRSs.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated April 27, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relate.
Valuation of certain Level 3 financial assets and liabilities
As discussed in Notes 1 and 16 to the consolidated financial statements, the Group’s preferred share financial liability was recorded at a fair value of $27.3 million at December 31, 2022. The Group estimates the fair value of the preferred share financial liability by utilising an option pricing model with one or more significant unobservable inputs.
We identified the valuation of the Vedanta preferred share financial liability as a critical audit matter. Subjective and complex auditor judgement was required to assess the enterprise value which includes significant assumptions, including the probability of future financing events and exit scenarios. In addition, evaluating the option pricing model required specialised skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter.
We evaluated the design and implementation of certain internal controls related to the valuation of Vedanta preferred share financial liability.
We evaluated the reasonableness of the probability of exit scenarios by inspecting strategic plans and comparing against previous year assumptions and assessing if any changes were reasonable in the context of recent developments at the company.
We evaluated the reasonableness of the probability of future financing events by inspecting strategic plans and inspecting the terms of recent financing agreements secured and comparing to assumptions used in the option pricing model.
We also involved valuation professionals with specialized skills and knowledge who assisted us in evaluating the option pricing model by re-performing the simulations used to determine the enterprise value for each of the probable financing events and exit scenarios assumed by the management.

/s/ KPMG LLP
KPMG LLP

We have served as the Group’s auditor since 2015.
London, United Kingdom
27 April, 2023

Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2022 $000s	2021 $000s	2020 $000s
Contract revenue	3	2,090	9,979	8,341
Grant revenue	3	13,528	7,409	3,427
Total revenue		15,618	17,388	11,768
Operating expenses:
General and administrative expenses	7	(60,991)	(57,199)	(49,440)
Research and development expenses	7	(152,433)	(110,471)	(81,859)
Operating income/(loss)		(197,807)	(150,282)	(119,531)
Other income/(expense):
Gain on deconsolidation of subsidiary	5	27,251	—	—
Gain/(loss) on investment held at fair value	5	(32,060)	179,316	232,674
Realized loss on sale of investments	5	(29,303)	(20,925)	(54,976)
Other income/(expense)	6, 16	8,131	1,592	1,035
Other income/(expense)		(25,981)	159,983	178,732
Finance income/(costs):
Finance income	9	5,799	214	1,183
Finance costs – contractual	9	(3,939)	(4,771)	(2,946)
Finance income/(costs) – fair value accounting	9	137,063	9,606	(4,351)
Net finance income/(costs)		138,924	5,050	(6,115)
Share of net loss of associates accounted for using the equity method	6	(27,749)	(73,703)	(34,117)
Gain on dilution of ownership interest in associate	6	28,220	—	—
Impairment of investment in associate	6	(8,390)	—	—
Income/(loss) before taxes		(92,783)	(58,953)	18,969
Taxation	25	55,719	(3,756)	(14,401)
Income/(Loss) for the year		(37,065)	(62,709)	4,568
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Equity-accounted associate – share of other comprehensive income (loss)		(166)	—	469
Reclassification of foreign currency differences on dilution of interest		(213)	—	—
Total other comprehensive income/(loss)		(379)	—	469
Total comprehensive income/(loss) for the year		(37,444)	(62,709)	5,037
Income/(loss) attributable to:
Owners of the Company		(50,354)	(60,558)	5,985
Non-controlling interests	18	13,290	(2,151)	(1,417)
		(37,065)	(62,709)	4,568
Comprehensive income/(loss) attributable to:
Owners of the Company		(50,733)	(60,558)	6,454
Non-controlling interests	18	13,290	(2,151)	(1,417)
		(37,444)	(62,709)	5,037
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	10	(0.18)	(0.21)	0.02
Diluted earnings/(loss) per share	10	(0.18)	(0.21)	0.02
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Financial Position
As of December 31,

	Note	2022 $000s	2021 $000s
Assets
Non-current assets
Property and equipment, net	11	22,957	26,771
Right of use asset, net	21	14,281	17,166
Intangible assets, net	12	831	987
Investments held at fair value	5, 16	251,892	397,179
Investment in associates - equity method	6	9,147	—
Note from associate	16	16,501	—
Lease receivable – long-term	21	835	1,285
Other non-current assets		10	810
Total non-current assets		316,454	444,197
Current assets
Trade and other receivables	22	11,867	3,174
Income tax receivable	25	10,040	4,514
Prepaid expenses		11,617	10,755
Lease receivable – short-term	21	450	415
Other financial assets	13, 22	2,124	2,124
Short-term note from associate		—	15,120
Short-term investments	22	200,229	—
Cash and cash equivalents	22	149,866	465,708
Total current assets		386,192	501,809
Total assets		702,647	946,006
Equity and liabilities
Equity
Share capital		5,455	5,444
Share premium		289,624	289,303
Treasury stock		(26,492)	—
Merger reserve		138,506	138,506
Translation reserve		89	469
Other reserve		(14,478)	(40,077)
Retained earnings/(accumulated deficit)		149,516	199,871
Equity attributable to the owners of the Company	14	542,220	593,515
Non-controlling interests	18	5,369	(9,368)
Total equity		547,589	584,147
Non-current liabilities
Deferred tax liability	25	19,645	89,765
Lease liability, non-current	21	24,155	29,040
Long-term loan	20	10,244	14,261
Liability for share based awards	8	4,128	2,659
Total non-current liabilities		58,172	135,725
Current liabilities
Deferred revenue	3	2,185	65
Lease liability, current	21	4,972	3,950
Trade and other payables	19	54,840	35,817
Subsidiary:
Notes payable	16, 17	2,345	4,641
Warrant liability	16	47	6,787
Preferred shares	15, 16	27,339	174,017
Current portion of long-term loan	20	5,156	857
Total current liabilities		96,885	226,135
Total liabilities		155,057	361,859
Total equity and liabilities		702,647	946,006
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 27, 2023 and signed on its behalf by:
Daphne Zohar
Chief Executive Officer
April 27, 2023
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31

	Share Capital			Treasury Shares
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2020	285,370,619	5,408	287,962	—	—	138,506	—	(18,282)	254,444	668,037	(17,639)	650,398
Net income/(loss)	—	—	—	—	—	—	—	—	5,985	5,985	(1,417)	4,568
Other comprehensive income/(loss), net	—	—	—	—	—	—	469	—	—	469	—	469
Total comprehensive income/(loss) for the year	—	—	—	—	—	—	469	—	5,985	6,454	(1,417)	5,037
Exercise of share-based awards	514,406	9	1,016	—	—	—	—	—	—	1,025	11	1,036
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	(684)	—	(684)	—	(684)
Equity settled share-based awards	—	—	—	—	—	—	—	7,805	—	7,805	2,822	10,627
Settlement of restricted stock units (RSU)	—	—	—	—	—	—	—	(12,888)	—	(12,888)	—	(12,888)
Other	—	—	—	—	—	—	—	—	—	—	13	13
Balance December 31, 2020	285,885,025	5,417	288,978	—	—	138,506	469	(24,050)	260,429	669,748	(16,209)	653,539
Net income/(loss)	—	—	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Total comprehensive income/(loss) for the year	—	—	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Exercise of share-based awards	1,911,560	27	326	—	—	—	—	—	—	352	—	352
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	615	—	615	—	615
Equity settled share-based awards	—	—	—	—	—	—	—	7,109	—	7,109	6,252	13,361
Settlement of restricted stock units	—	—	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards	—	—	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	—	—	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest	—	—	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	5,988	—	5,988	(5,922)	66
Distributions	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2021	287,796,585	5,444	289,303	—	—	138,506	469	(40,077)	199,871	593,515	(9,368)	584,147
Net income/(loss)	—	—	—	—	—	—	—	—	(50,354)	(50,354)	13,290	(37,065)
Other comprehensive income/(loss), net	—	—	—	—	—	—	(379)	—	—	(379)	—	(379)
Total comprehensive income/(loss) for the year	—	—	—	—	—	—	(379)	—	(50,354)	(50,733)	13,290	(37,444)
Deconsolidation of Subsidiary	—	—	—	—	—	—	—	—	—	—	11,904	11,904
Exercise of share-based awards	577,022	11	321	—	—	—	—	—	—	332	—	332
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	45	—	45	—	45
Purchase of Treasury stock	—	—	—	(10,595,347)	(26,492)	—	—	—	—	(26,492)	—	(26,492)
Equity settled share-based awards	—	—	—	—	—	—	—	8,856	—	8,856	4,711	13,567
Partial settlement of share based liability awards and settlement of equity based RSUs	788,046	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7

	Share Capital			Treasury Shares
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Other	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance December 31, 2022	289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31

	Note	2022 $000s	2021 $000s	2020 $000s
Cash flows from operating activities
Income/(loss)		(37,065)	(62,709)	4,568
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	11, 21	8,893	7,287	6,645
Share-based compensation expense	8	14,698	13,950	10,718
(Gain)/loss on investment held at fair value	5	32,060	(179,316)	(232,674)
Realized loss on sale of investments	5	29,303	20,925	54,976
Gain on dilution of ownership interest in associate	6	(28,220)	—	—
Impairment of investment in associate	6	8,390	—	—
Gain on deconsolidation of subsidiary	5	(27,251)	—	—
Share of net loss of associates accounted for using the equity method	6	27,749	73,703	34,117
Fair value gain on other financial instruments	6, 16	(8,163)	(800)	—
Loss on disposal of assets	11	138	53	66
Income taxes, net	25	(55,719)	3,756	14,402
Finance (income)/costs, net	9	(138,924)	(5,050)	6,114
Changes in operating assets and liabilities:
Trade and other receivables		(7,734)	(617)	(529)
Prepaid expenses		(862)	(5,350)	(3,371)
Deferred revenue	3	2,123	(1,407)	(5,223)
Trade and other payables	19	22,033	8,338	605
Other		359	(103)	(7)
Income taxes paid		(20,696)	(27,766)	(20,737)
Interest received		3,460	214	1,155
Interest paid	20, 21	(3,366)	(3,382)	(2,651)
Net cash used in operating activities		(178,792)	(158,274)	(131,827)
Cash flows from investing activities:
Purchase of property and equipment	11	(2,176)	(5,571)	(5,170)
Proceeds from sale of property and equipment		—	30	—
Purchases of intangible assets	12	—	(90)	(254)
Investment in associates	6	(19,961)	—	—
Purchase of associate preferred shares held at fair value	5	—	—	(10,000)
Purchase of investments held at fair value	5	(5,000)	(500)	(1,150)
Sale of investments held at fair value	5	118,710	218,125	350,586
Purchase of short-term note from associate	16	—	(15,000)	—
Repayment of short-term Note from associate	16	15,000	—	—
Purchase of Convertible Note from associate	16	(15,000)	—	—
Cash derecognized upon loss of control over subsidiary (see table below)		(479)	—	—
Purchases of short-term investments	22	(248,733)	—	—
Proceeds from maturity of short-term investments	22	50,000	—	30,116
Receipt of payment of sublease	21	415	381	350
Net cash provided by (used in) investing activities		(107,223)	197,375	364,478
Cash flows from financing activities:
Receipt of PPP loan		—	—	68
Issuance of long term loan	20	—	—	14,720
Issuance of subsidiary preferred Shares	15	—	37,610	13,750
Issuance of Subsidiary Convertible Note	17	393	2,215	25,000
Payment of lease liability	21	(4,025)	(3,375)	(2,908)
Exercise of stock options		332	352	1,036
Settlement of restricted stock unit equity awards		—	(10,749)	(12,888)
Vesting of restricted stock units and net share exercise		—	(2,582)	—
NCI exercise of stock options in subsidiary	15	7	66	—
Issuance of warrants in subsidiary		—	—	92
Purchase of treasury stock	14	(26,492)	—	—
Acquisition of a non-controlling Interest of a subsidiary		—	(806)	—
Other		(41)	(5)	—
Net cash provided by (used in) financing activities		(29,827)	22,727	38,869
Net increase (decrease) in cash and cash equivalents		(315,842)	61,827	271,520
Cash and cash equivalents at beginning of year		465,708	403,881	132,360
Cash and cash equivalents at end of year		149,866	465,708	403,881
Supplemental disclosure of non-cash investment and financing activities:
Partial settlement of share based liability award through issuance of equity		1,528	—	—
Purchase of property, plant and equipment against trade and other payables	11	—	1,841	—
Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset)	11	—	1,010	—
Conversion of subsidiary convertible note into preferred share liabilities	17	—	25,797	—
Assets, Liabilities and non controlling interests other than cash in deconsolidated subsidiary

2022 $000s
Trade and other payables	1,407
Subsidiary notes payable	3,403
Subsidiary preferred shares	15,853
Other assets and liabilities, net	123
Non-controlling interest	(11,904)
8,882
Investment retained in deconsolidated subsidiary	18,848
Gain on deconsolidation	(27,251)
Cash in deconsolidated subsidiary	479
The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1.     Accounting policies
Description of Business
PureTech Health plc (“PureTech,” the “Parent” or the “Company”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 4AB, United Kingdom.
PureTech’s group financial statements consolidate those of the Company and its subsidiaries (together referred to as the “Group”). The Parent company financial statements present financial information about the Company as a separate entity and not about its Group.
The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements.
Basis of Presentation
The consolidated financial statements of the Group are presented as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020. The Group financial statements have been approved by the Directors on April 27, 2023, and are prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). UK-adopted IFRSs differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.
For presentation of the Consolidated Statements of Comprehensive Income/(Loss), the Company uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
Certain amounts in the Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.
Basis of Measurement
The consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, short-term and convertible note from associate and liabilities classified as fair value through the profit or loss.
Use of Judgments and Estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis.
Significant estimation is applied in determining the following:
•Financial instruments valuations (Note 16): when estimating the fair value of subsidiary preferred shares, subsidiary warrants, and subsidiary convertible notes carried at fair value through profit and loss (FVTPL) as well as investments held at fair value, at initial recognition and upon subsequent measurement. Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, earnings potential of the subsidiary businesses, appropriate discount rate, appropriate volatility, appropriate term to exit and other industry and company specific risk factors.
Significant judgement is also applied in determining the following:
•Subsidiary preferred shares liability classification (Note 15): when determining the classification of financial instruments in terms of liability or equity. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether that obligation will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments.
•When the power to control the subsidiaries exists (please refer to Notes 5 and 6 and accounting policy below Subsidiaries). This judgement includes an assessment of whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The Company considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Company etc. If the power to control investees exists we consolidate the financial statements of such investee in the consolidated financial statements of the Group. Upon issuance of new shares in a subsidiary and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest and board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated.
•Whether the Company has significant influence over financial and operating policies of investees in order to determine if the Company should account for its investment as an associate based on IAS 28 or based on IFRS 9, Financial Instruments (please refer to Note 5). This judgement includes, among others, an assessment whether the Company has representation on the Board of Directors of the investee, whether the Company participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Company and the investee.

•Upon determining that the Company does have significant influence over the financial and operating policies of an investee, if the Company holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9 (please refer to Notes 5 and 6). This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Company and whether such financial instrument provides access to returns underlying an ownership interest.
•Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments (please also refer to accounting policy with regard to Investments in Associates below). When the Group considered the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, we concluded that such investment was considered a Long Term Interest.
As of December 31, 2022, the Group had cash and cash equivalents of $149.9 million and short-term investments of $200.2 million. Considering the Group’s and the Company's financial position as of December 31, 2022, and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continue to comply with all financial obligations. The Directors believe the Group and the Company is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The consolidated financial information as of December 31, 2022 and 2021, and for each of the years ended December 31, 2022, 2021 and 2020, comprises an aggregation of financial information of the Company and the consolidated financial information of PureTech Health LLC (“PureTech LLC”). Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Financial results of subsidiaries of the Group as of December 31, 2022, are reported within the Internal segment, Controlled Founded Entities segment or the Parent Company and Other section (please refer to Note 4). Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint Directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

A list of all current and former subsidiaries organized with respect to classification as of December 31, 2022, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2022, 2021 and 2020, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

	Voting percentage at December 31, through the holdings in
	2022		2021		2020
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Alivio Therapeutics, Inc.[1,2]	—	100.0	—	100.0	—	91.9
Entrega, Inc. (indirectly held through Enlight)[1,2]	—	77.3	—	77.3	—	83.1
Follica, Incorporated[1,2]	28.7	56.7	28.7	56.7	28.7	56.7
PureTech LYT (formerly Ariya Therapeutics, Inc.)	—	100.0	—	100.0	—	100.0
PureTech LYT-100	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Vedanta Biosciences, Inc.[1,2]	—	47.0	—	48.6	—	59.3
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[1,2]	—	47.0	—	48.6	—	59.3
Deconsolidated former subsidiary operating companies
Sonde Health, Inc.[1,2,5]	—	40.2	—	51.8	—	51.8
Akili Interactive Labs, Inc.[6]	14.7	—	—	26.7	—	41.9
Gelesis, Inc.[1,2,6]	22.8	—	4.8	19.7	4.9	20.2
Karuna Therapeutics, Inc.[1,2]	3.1	—	5.6	—	12.6	—
Vor Biopharma Inc.1,2	4.1	—	8.6	—	—	16.4
Nontrading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	100.0	—
Inactive subsidiaries
Appeering, Inc.[2]	—	100.0	—	100.0	—	100.0
Commense Inc.[2]	—	99.1	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[1,2]	57.7	28.3	57.7	28.3	57.7	28.3
Knode Inc. (indirectly held through Enlight)[2]	—	86.0	—	86.0	—	86.0
Libra Biosciences, Inc.[2]	—	100.0	—	100.0	—	100.0
Mandara Sciences, LLC[2]	98.3	—	98.3	—	98.3	—
Tal Medical, Inc.[1,2]	—	100.0	—	100.0	—	100.0
1    The voting percentage is impacted by preferred shares that are classified as liabilities, which results in the ownership percentage not being the same as the ownership percentage used in allocations to non-controlling interests disclosed in Note 18. The allocation of losses/profits to the noncontrolling interest is based on the holdings of subordinated stock that provide ownership rights in the subsidiaries. The ownership of liability classified preferred shares are quantified in Note 15.
2    Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3    Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4    The Company’s interests in its subsidiaries are predominantly in the form of preferred shares, which have a liquidation preference over the common stock, are convertible into common stock at the holder’s discretion or upon certain liquidity events, are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared. In the case of Enlight, Mandara and PureTech Health LLC, the holdings are membership interests in an LLC. The holders of common stock are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared.
5    On May 25, 2022 PureTech lost control over Sonde and Sonde was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Sonde through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 5 and 6 for further details about the accounting for the investments in Sonde subsequent to deconsolidation.
6    See Notes 5 and 6 for the Gelesis and Akili SPAC merger and for the exchange of the Group's preferred stock investments for common stock of those entities.

Change in subsidiary ownership and loss of control
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss).
Associates
As used in these financial statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The Group evaluates if it maintains significant influence over associates by assessing if the Group has lost the power to participate in the financial and operating policy decisions of the associate.

Application of the equity method to associates
Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases.
To the extent the Group holds interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9 as investments held at fair value.
When the Group’s share of losses exceeds its equity method investment in the investee, losses are applied against Long-Term Interests, which are investments accounted for under IFRS 9. Investments are determined to be Long-Term Interests when they are long-term in nature and in substance they form part of the Group's net investment in that associate. This determination is impacted by many factors, among others, whether settlement by the investee through redemption or repayment is planned or likely in the foreseeable future, whether the investment can be converted and/or is likely to be converted to common stock or other equity instrument and other factors regarding the nature of the investment. Whilst this assessment is dependent on many specific facts and circumstances of each investment, typically conversion features whereby the investment is likely to convert to common stock or other equity instruments would point to the investment being a Long-Term Interest. Similarly, where the investment is not planned or likely to be settled through redemption or repayment in the foreseeable future, this would indicate that the investment is a Long-Term Interest. When the net investment in the associate, which includes the Group’s investments in other long-term interests, is reduced to nil, recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.
The Group has also adopted the amendments to IAS 28 Investments in Associates that addresses the dual application of IAS 28 and IFRS 9 (see below) when equity method losses are applied against Long-Term Interests (LTI). The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the LTIs presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date.
Financial Instruments
Classification
The Group classifies its financial assets in the following measurement categories:
•Those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
•Those to be measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses are recorded in profit or loss. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI. As of balance sheet dates, none of the Company's financial assets are accounted for as FVOCI.
Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets that are carried at FVTPL are expensed.
Impairment
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.
Financial Assets
The Group’s financial assets consist of cash and cash equivalents, investments in debt securities, trade and other receivables, notes, restricted cash deposits and investments in equity securities. The Group’s financial assets are virtually all classified into the following categories: investments held at fair value, notes, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired.
Investments held at fair value are investments in equity instruments that are not held for trading. Such investments consist of the Group's minority interest holdings where the Group has no significant influence or preferred share investments in the Group's associates that are not providing access to returns underlying ownership interests. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. The Company elects if the gain or loss will be recognized in Other Comprehensive Income/(Loss) or through profit and loss on an instrument by instrument basis. The Company has elected to record the changes in fair values for the financial assets falling under this category through profit and loss. Please refer to Note 5.
Changes in the fair value of financial assets at FVTPL are recognized in other income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable.
The notes from an associate, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, such notes are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss.
Short term investments consist of short-term US treasury bills that are held to maturity. The contractual terms consist solely of payment of the principal and the Group's business model is to hold the treasury bills to maturity. As such, such short term investments are recorded at amortized cost. As of balance sheet date amortized cost approximated the fair value of such short-term investments.
Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions. When a trade receivable is determined to be uncollectible, it is written off against the available provision. As of balance sheet date, The Group did not incur or record any such expected lifetime losses. Trade and other receivables are included in current assets, unless maturities are greater than 12 months after the end of the reporting period.
Financial Liabilities
The Group’s financial liabilities consist of trade and other payables, subsidiary notes payable, long-term loan, preferred shares, and warrant liability.
Warrant liabilities are initially recognized at fair value. After initial recognition, these financial liabilities are re-measured at FVTPL using an appropriate valuation technique.
Subsidiary notes payable without embedded derivatives and the long-term loan are accounted for at amortized cost.
The majority of the Group’s subsidiaries have preferred shares and certain notes payable with embedded derivatives, which are classified as current liabilities. When the Group has preferred shares and notes with embedded derivatives that qualify for bifurcation, the Group has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the instrument qualifies to be accounted for under such FVTPL method.
The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.
Equity Instruments Issued by the Group
Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions, in accordance with IAS 32:
1.They include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavorable to the Group; and
2.Where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.
To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the Group's shareholders' equity exclude amounts in relation to those shares.
Changes in the fair value of liabilities at FVTPL are recognized in Net finance income (costs) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable.
IFRS 15, Revenue from Contracts with Customers
The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied and the control of goods or services is transferred.
The majority of the Group’s contract revenue is generated from licenses and services, some of which are part of collaboration arrangements.
Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, PureTech has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations.
The Group accounts for agreements that meet the definition of IFRS 15 by applying the following five step model:
•Identify the contract(s) with a customer – A contract with a customer exists when (i) the Group enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Group determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.
•Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Group, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract.
•Determine the transaction price – The transaction price is determined based on the consideration to which the Group will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Group’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.
•Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

•Recognize revenue when (or as) the Group satisfies a performance obligation – The Group satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.
Revenue generated from services agreements (typically where licenses and related services were combined into one performance obligation) is determined to be recognized over time when it can be determined that the services meet one of the following: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; (b) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.
It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. Therefore revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Company believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation.
Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time due to the licenses relating to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted.
Royalty income received in respect of licensing agreements is recognized as the related third party sales in the licensee occur.
Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Company classifies as non-current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle.
Grant Income
The Company recognizes grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Company will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Company evaluates the conditions of each grant as of each reporting date to ensure that the Company has reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions.
The Company submits qualifying expenses for reimbursement after the Company has incurred the research and development expense. The Company records an unbilled receivable upon incurring such expenses. In cases were grant income is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant income is recognized in the Consolidated Statements of Comprehensive Income/(Loss) at the time in which the Company recognizes the related reimbursable expense for which the grant is intended to compensate.
Functional and Presentation Currency
These consolidated financial statements are presented in United States dollars (“US dollars”). The functional currency of all members of the Group is the U.S. dollar. The Group's share in foreign exchange differences in associates were reported in Other Comprehensive Income/(Loss).
Foreign Currency
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on remeasurement are recognized in the Consolidated Statement of Comprehensive Income/(Loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid instruments with original maturities of three months or less.
Share Capital
Ordinary shares are classified as equity. The Group's equity is comprised of share capital, share premium, merger reserve, other reserve, translation reserve, and retained earnings/accumulated deficit.
Treasury Shares
Treasury shares are recognized at cost and are deducted from shareholders' equity. No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Company's own equity shares
Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Assets under construction represent leasehold improvements and machinery and equipment to be used in operations or research and development activities. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset:

Laboratory and manufacturing equipment	2-8 years
Furniture and fixtures	7 years
Computer equipment and software	1-5 years
Leasehold improvements	5-10 years, or the remaining term of the lease, if shorter
Depreciation methods, useful lives and residual values are reviewed at each balance sheet date.
Intangible Assets
Intangible assets, which include purchased patents and licenses with finite useful lives, are carried at historical cost less accumulated amortization, if amortization has commenced. Intangible assets with finite lives are amortized from the time they are available for their intended use. Amortization is calculated using the straight-line method to allocate the costs of patents and licenses over their estimated useful lives.
Research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are presented as In-Process Research and Development (IPR&D). IPR&D is not amortized since it is not yet available for its intended use, but it is evaluated for potential impairment on an annual basis or more frequently when facts and circumstances warrant.
Impairment
Impairment of Non-Financial Assets
The Group reviews the carrying amounts of its property and equipment and intangible assets at each reporting date to determine whether there are indicators of impairment. If any such indicators of impairment exist, then an asset’s recoverable amount is estimated. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.
The Company’s IPR&D intangible assets are not yet available for their intended use. As such, they are tested for impairment at least annually.
An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non- financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statements of Comprehensive Income/(Loss).
Investments in associates are considered impaired if, and only if, objective evidence indicates that one or more events, which occurred after the initial recognition, have had an impact on the future cash flows from the net investment and that impact can be reliably estimated. If an impairment exists the Company measures an impairment by comparing the carrying value of the net investment in the associate to its recoverable amount and recording any excess as an impairment loss. See Note 6 for impairment recorded in respect of an investment in associate during the year ended December 31, 2022.
Employee Benefits
Short-Term Employee Benefits
Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation due to past service provided by the employee, and the obligation can be estimated reliably.
Defined Contribution Plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
Share-based Payments
Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units - see below) in accordance with IFRS 2, regardless of how the equity instruments are obtained by the Group. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
Certain restricted stock units are treated as liability settled awards starting in 2021. Such awards are remeasured at every reporting date until settlement date and are recognized as compensation expense over the requisite service period. Differences in remeasurement are recognized in profit and loss. The cumulative cost that will ultimately be recognized in respect of these awards will equal to the amount at settlement.
The fair value of the awards is measured using option pricing models and other appropriate models, which take into account the terms and conditions of the awards granted. See further details in Note 8.
Development Costs
Expenditures on research activities are recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). In accordance with IAS 38 development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). As of balance sheet date the Group has not capitalized any development costs.
Provisions
A provision is recognized in the Consolidated Statements of Financial Position when the Group has a present legal or constructive obligation due to a past event that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability.
Leases
The Group leases real estate (and some minor equipment) for use in operations. These leases generally have lease terms of 1 to 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, The Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments.
The Group’s leases are virtually all leases of real estate.
The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for:
•Leases with a term of 12 months or less and containing no purchase options; and
•Leases where the underlying asset has a value of less than $5,000.
The right-of-use asset is depreciated on a straight-line basis and the lease liability gives rise to an interest charge.
Further information regarding the subleases, right of use asset and lease liability can be found in Note 21.
Finance Income and Finance Costs
Finance income is comprised of income on funds invested in U.S. treasuries, income on money market funds and income on a finance lease. Financing income is recognized as it is earned. Finance costs comprise mainly of loan, notes and lease liability interest expenses and the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decreases).
Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. In accordance with IAS 12, tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets with respect to investments in associates are recognized only to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Fair Value Measurements
The Group’s accounting policies require that certain financial assets and certain financial liabilities be measured at their fair value.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The carrying amount of cash and cash equivalents, accounts receivable, restricted cash, deposits, accounts payable, accrued expenses and other current liabilities in the Group’s Consolidated Statements of Financial Position approximates their fair value because of the short maturities of these instruments.
Operating Segments
Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM reviews discrete financial information for the operating segments in order to assess their performance and is responsible for making decisions about resources allocated to the segments. The CODM has been identified as the Group’s Directors.

2.     New Standards and Interpretations Not Yet Adopted
A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2023 and have not been applied in preparing the consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below.
Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Group's financial statements.
Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements.
Effective January 1, 2023, IAS 12 is amended to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendment is not expected to have an impact on the Group's financial statements as the Group has already recognized a deferred tax asset and deferred tax liability that arose on initial recognition of its leases (the Group does not have decommissioning provisions).
None of the other new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company.

3.     Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2022 $000s	2021 $000s	2020 $000s
Contract revenue	2,090	9,979	8,341
Grant income	13,528	7,409	3,427
Total revenue	15,618	17,388	11,768
All amounts recorded in contract revenue were generated in the United States. For the years ended December 31, 2022, 2021 and 2020 contract revenue includes royalties received from an associate in the amount of $509 thousand, $231 thousand, and $54 thousand, respectively.
Primarily all of the Company’s other contracts for the years ended December 31, 2022, 2021 and 2020 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services (not including the license acquired by Imbrium upon option exercise – see below). Therefore, for such contracts, revenue is recognized over time based on the input method which the Company believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front on a periodic basis.
During the year ended December 31, 2021, the company received a $6.5 million payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate, as defined in the agreement. Since the license transferred was a functional license, revenue from the option exercise was recognized at a point in time upon transfer of the license, which occurred during the year ended December 31, 2021.
During the year ended December 31, 2020, the Company received a $2.0 million milestone payment from Karuna Therapeutics, Inc. following initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna. This milestone was recognized as revenue during the year ended December 31, 2020.

Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition For the years ended December 31,	2022 $000s	2021 $000s	2020 $000s
Transferred at a point in time – Licensing Income[1]	527	6,809	2,054
Transferred over time[2]	1,563	3,171	6,286
	2,090	9,979	8,341
1    2022 – Attributed to Non-Controlled Founded Entities segment ( $19 thousand) and to Parent Company and Other ($509 thousand); 2021 – Attributed to the Internal segment ($6,500 thousand), Non-Controlled Founded Entities segment ($74 thousand), and to Parent Company and Other ($235 thousand); 2020 – Attributed to Parent Company and Other. See note 4, Segment information.
2    2022 – Attributed to Controlled Founded Entities segment ($1,500 thousand) and to Non-Controlled Founded Entities segment ($63 thousand ); 2021 – Attributed to Internal segment ($1,629 thousand), Non-Controlled Founded Entities segment ($41 thousand), and to Controlled Founded Entities segment ($1,500 thousand). 2020 – Attributed to Internal segment ($5,297 thousand), Controlled Founded Entities segment ($896 thousand), and to Non-Controlled Founded Entities segment ($93 thousand). See Note 4, Segment Information.

Customers over 10% of revenue	2022 $000s	2021 $000s	2020 $000s
Customer A	—	—	1,518
Customer B	1,500	1,500	896
Customer C	—	—	2,043
Customer D	—	7,250	1,736
Customer E	—	—	2,000
Customer F	509	—	—
	2,009	8,750	8,193
Accounts receivables represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivables do not bear interest and are recorded at the invoiced amount. Accounts receivable are included within Trade and other receivables on the Consolidated Statement of Financial Position.
Contract liabilities represent the Group’s obligation to transfer products or services to a customer for which consideration has been received, or for which an amount of consideration is due from the customer. Contract liabilities are included within deferred revenue on the Consolidated Statement of Financial Position.

Contract Balances	2022 $000s	2021 $000s
Accounts receivable	606	704
Deferred revenue – short term	—	65
During the year ended December 31, 2022, $65 thousand of revenue was recognized from deferred revenue outstanding at December 31, 2021.
Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year and for which fulfillment of the contract has started as of the end of the reporting period. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 2022, was nil.
As of December 31, 2022 the deferred revenue balance related entirely to deferred grant income.

4.    Segment Information
Basis for Segmentation
The Directors are the Group’s strategic decision-makers. The Group’s operating segments are reported based on the financial information provided to the Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined that each entity is representative of a single operating segment as the Directors monitor the financial results at this level. When identifying the reportable segments the Group has determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities.
The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc (Sonde) on May 25, 2022.
The Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation (including the Group's share in Sonde losses) is included in the Parent Company and Other section.
The Company has revised in these financial statements the prior year financial information to conform to the presentation as of and for the year ending December 31, 2022 to include Sonde in the Non-Controlled Founded Entities segment. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time.
Virtually all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided.
Internal
The Internal segment (the “Internal segment”), is advancing Wholly Owned Programs which are focused on treatments for patients with devastating diseases. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2022, this segment included PureTech LYT, PureTech LYT-100 and Alivio Therapeutics, Inc.
Controlled Founded Entities
The Controlled Founded Entity segment (the “Controlled Founded Entity segment”) is comprised of the Group’s subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2022, this segment included Entrega Inc., Follica Incorporated, and Vedanta Biosciences, Inc.
Non-Controlled Founded Entities
The Non-Controlled Founded Entities segment (the “Non-Controlled Founded Entities segment”) is comprised of the entities in respect of which PureTech Health no longer has control over the entity. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment includes Sonde Health Inc. which was deconsolidated on May 25, 2022.
The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entity to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in each entity at the parent level, and therefore the results associated with investment activity (including the recognition of equity method income/ (losses)) following the date of deconsolidation is included in the Parent Company and Other section.
Parent Company and Other
Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Intercompany transactions between segments consist primarily of management fees charged from the Parent Company to the other segments. This section also captures the accounting for the Company’s holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, realized loss on sale of investments, the share of net income/ (loss) of associates accounted for using the equity method, gain on dilution of ownership interest in associate, impairment of investment in associate. As of December 31, 2022, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp. and PureTech Securities II Corp., as well as certain other dormant, inactive and shell entities.

Information About Reportable Segments:

	2022
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	—	1,500	81	509	2,090
Grant revenue	2,826	10,702	—	—	13,528
Total revenue	2,826	12,202	81	509	15,618
General and administrative expenses	(8,301)	(16,462)	(1,296)	(34,933)	(60,991)
Research and development expenses	(116,054)	(34,668)	(826)	(885)	(152,433)
Total operating expense	(124,355)	(51,130)	(2,122)	(35,817)	(213,425)
Other income/(expense):
Gain on deconsolidation of subsidiary	—	—	—	27,251	27,251
Gain/(loss) on investment held at fair value	—	—	—	(32,060)	(32,060)
Realized loss on sale of investments	—	—	—	(29,303)	(29,303)
Other income/(expense)	(204)	(3)	—	8,338	8,131
Total other income/(expense)	(204)	(3)	—	(25,775)	(25,981)
Net finance income/(costs)	615	138,006	(3,045)	3,348	138,924
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(27,749)	(27,749)
Gain on dilution of ownership interest in associate	—	—	—	28,220	28,220
Impairment of investment in associate	—	—	—	(8,390)	(8,390)
Income/(loss) before taxes	(121,118)	99,075	(5,085)	(65,655)	(92,783)
Income/(loss) before taxes pre IFRS 9 fair value accounting, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(114,255)	(32,468)	(2,079)	(57,452)	(206,254)
Finance income/(costs) – IFRS 9 fair value accounting	—	140,056	(2,993)	—	137,063
Share-based payment expense	(5,136)	(4,703)	(8)	(4,852)	(14,699)
Depreciation of tangible assets	(1,727)	(2,526)	(4)	(1,588)	(5,845)
Amortization of ROU assets	—	(1,283)	—	(1,764)	(3,047)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	—	—	55,719	55,719
Income/(loss) for the year	(121,118)	99,075	(5,085)	(9,936)	(37,065)
Other comprehensive income/(loss)	—	—	—	(379)	(379)
Total comprehensive income/(loss) for the year	(121,118)	99,075	(5,085)	(10,316)	(37,444)
Total comprehensive income/(loss) attributable to:
Owners of the Company	(121,118)	85,471	(4,755)	(10,331)	(50,733)
Non-controlling interests	—	13,604	(330)	15	13,290
	December 31, 2022 $000s
Consolidated Statements of Financial Position:
Total assets	51,599	35,341	—	615,707	702,647
Total liabilities[1]	271,186	76,635	—	(192,763)	155,057
Net assets/(liabilities)	(219,587)	(41,294)	—	808,470	547,589
1    Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $255.5 million.

	2021
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)
Contract revenue	8,129	1,500	115	235	9,979
Grant revenue	1,253	6,156	—	—	7,409
Total revenue	9,382	7,656	115	235	17,388
General and administrative expenses	(8,673)	(17,504)	(3,225)	(27,797)	(57,199)
Research and development expenses	(65,444)	(40,667)	(3,116)	(1,244)	(110,471)
Total Operating expenses	(74,118)	(58,171)	(6,341)	(29,041)	(167,671)
Other income/(expense):
Gain/(loss) on investment held at fair value	—	—	—	179,316	179,316
Realized loss on sale of investments	—	—	—	(20,925)	(20,925)
Other income/(expense)	—	70	—	1,523	1,593
Total other income/(expense)	(1)	70	—	159,914	159,983
Net finance income/(costs)	(16)	7,528	(784)	(1,679)	5,050
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(73,703)	(73,703)
Income/(loss) before taxes	(64,753)	(42,917)	(7,010)	55,727	(58,953)
(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(60,368)	(44,335)	(6,248)	63,628	(47,323)
Finance income/(costs) – IFRS 9 fair value accounting	—	10,322	(716)	—	9,606
Share-based payment expense	(3,066)	(6,224)	(32)	(4,628)	(13,950)
Depreciation of tangible assets	(1,319)	(1,506)	(12)	(1,510)	(4,347)
Amortization of ROU assets	—	(1,174)	—	(1,764)	(2,938)
Amortization of intangible assets	—	—	(2)	—	(2)
Taxation	—	—	—	(3,756)	(3,756)
Income/(loss) for the year	(64,753)	(42,917)	(7,010)	51,971	(62,709)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the year	(64,753)	(42,917)	(7,010)	51,971	(62,709)
Total comprehensive income/(loss) attributable to:
Owners of the Company	(64,657)	(41,283)	(6,574)	51,956	(60,558)
Non-controlling interests	(96)	(1,634)	(436)	15	(2,151)
	December 31, 2021 $000s
Consolidated Statements of Financial Position:
Total assets	125,726	64,508	1,765	754,007	946,006
Total liabilities[1]	228,789	209,212	19,645	(95,787)	361,859
Net (liabilities)/assets	(103,063)	(144,704)	(17,880)	849,794	584,147
1    Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $233.3 million.

The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 18.

	2020
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Loss
Contract revenue	5,297	896	93	2,054	8,341
Grant revenue	1,563	1,864	—	—	3,427
Total revenue	6,860	2,760	93	2,054	11,768
General and administrative expenses	(3,482)	(10,752)	(2,939)	(32,267)	(49,440)
Research and development expenses	(45,346)	(33,152)	(3,128)	(234)	(81,859)
Total operating expense	(48,828)	(43,904)	(6,067)	(32,500)	(131,299)
Other income/(expense):
Gain/(loss) on investment held at fair value	—	—	—	232,674	232,674
Realized loss on sale of investments	—	—	—	(54,976)	(54,976)
Gain/(loss) on disposal of assets	(15)	(15)	—	—	(30)
Other income/(expense)	—	100	—	965	1,065
Other income/(expense)	(15)	85	—	178,662	178,732
Net finance income/(costs)	19	(4,352)	(852)	(930)	(6,115)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(34,117)	(34,117)
Income/(loss) before taxes	(41,964)	(45,410)	(6,826)	113,170	18,969
(Loss)/income before taxes pre IAS 39 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(38,349)	(36,736)	(5,866)	121,644	40,694
Finance income/(costs) – IFRS 9 fair value accounting	—	(3,492)	(859)	—	(4,351)
Share-based payment expense	(2,762)	(2,469)	(83)	(5,405)	(10,718)
Depreciation of tangible assets	(854)	(1,528)	(17)	(1,547)	(3,945)
Amortization of ROU assets	—	(1,186)	—	(1,523)	(2,709)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	(1)	—	(14,400)	(14,401)
Income/(loss) for the year	(41,964)	(45,411)	(6,826)	98,769	4,568
Other comprehensive income/(loss)	—	—	—	469	469
Total comprehensive income/(loss) for the year	(41,964)	(45,411)	(6,826)	99,238	5,037
Total comprehensive income/(loss) attributable to:
Owners of the Company	(41,773)	(44,506)	(6,519)	99,253	6,454
Non-controlling interests	(191)	(905)	(306)	(15)	(1,417)

5.     Investments held at fair value
Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Gelesis (preferred shares until exchanged for common stock, accounted for under the equity method, and Earn-out shares following exchange), Sonde and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Interests in these investments were accounted for as shown below:

Investments held at fair value	$000's
Balance as of January 1, 2021	553,167
Sale of Karuna shares	(218,125)
Loss realised on sale of investments	(20,925)
Cash purchase of Vor preferred shares	500
Gain – change in fair value through profit and loss	179,271
Balance as of December 31, 2021 and January 1, 2022 before allocation of share in associate loss to long-term interest (*)	493,888
Investment in Sonde Preferred shares – Sonde deconsolidation	11,168
Sale of Karuna and Vor shares	(118,710)
Loss realised on sale of investments as a result of written call option	(29,303)
Cash Investment (Akili)	5,000
Gelesis Earn out shares received in SPAC exchange	14,214
Exchange of Gelesis preferred shares to Gelesis common shares	(92,303)
Loss – change in fair value through profit and loss	(32,060)
Balance as of December 31, 2022	251,892
(*) Share in associate losses allocated to long-term interest amounted to $96.7 million as of December 31, 2021 and January 1, 2022

Vor
Vor was deconsolidated in February 2019. As PureTech did not hold common shares in Vor upon deconsolidation and the preferred shares it held did not have equity-like features, PureTech had no basis to account for its investment in Vor under IAS 28. The preferred shares held by PureTech fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Income/(Loss).
2020
On February 12, 2020, PureTech participated in the second closing of Vor’s Series A-2 Preferred Share financing. For consideration of $0.7 million, PureTech received 1,625,000 A-2 shares. On June 30, 2020, PureTech participated in the first closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 shares. Upon the conclusion of such Vor financings PureTech no longer had significant influence over Vor.
2021
On January 8, 2021, PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received an additional 961,538 B Preferred shares.
On February 9, 2021, Vor closed its initial public offering (IPO) of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock. Following its IPO, the valuation of Vor common stock is based on level 1 inputs in the fair value hierarchy. See Note 16.
2022
In August and December 2022, PureTech sold an aggregate of 535,400 shares of Vor common shares for aggregate proceeds of $3.3 million .
During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $16.2 million, a gain of $3.9 million, and a gain of $19.1 million, respectively for the changes in the fair value of the investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
Gelesis
Gelesis was deconsolidated in July 2019. The common stock held in Gelesis is accounted for under the equity method, while the preferred shares and warrants held by PureTech fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrant were recorded through the Consolidated Statement of Income/(Loss). Please refer to Note 6 for information regarding the Company's investment in Gelesis as an associate.
2020
On April 1, 2020, PureTech participated in the 2nd closing of Gelesis’s Series 3 Growth Preferred Share financing. For consideration of $10.0 million, PureTech received 579,038 Series 3 Growth shares.
2020 and 2021
During the years ended December 31, 2021 and 2020, due to the equity method based investment in Gelesis being reduced to zero, the Group allocated a portion of its share in the net loss in Gelesis in the years ended December 31, 2021 and 2020, totaling $73.7 million, and $23.0 million, respectively, to its preferred share and warrant investments in Gelesis, which were considered to be long-term interests in Gelesis.

2022
On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional approximately $5.0 million, as part of the Backstop agreement signed with Capstar on December 30, 2021 (See Note 6). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock (including warrant) through the date of the exchange upon which the preferred stock were derecognized and recorded as an additional investment in Gelesis equity interest – See Note 6 for the net gain on the dilution of the equity interest in Gelesis, resulting from the exchange of all preferred stock in Gelesis to common stock of Gelesis Holdings Inc, the PIPE transaction and the closing of the merger. All equity method losses allocated in prior periods against the investment in Gelesis held at fair value are now included within the equity method investment in Gelesis and were offset against the gain on dilution of interest – see Note 6.
As part of the aforementioned exchange PureTech received 4,526,622 Earn-out shares, which were valued on the date of the exchange at $14.2 million. The Group accounts for such Earn-out shares under IFRS 9 as investments held at fair value with changes in fair value recorded through profit and loss.
During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $4.4 million, a gain of $34.6 million, and a gain of $7.1 million, respectively related to the change in the fair value of the preferred shares and warrants that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
In addition, the Company recognized a loss of $14.1 million during the year ended December 31, 2022 in respect of the Earn-out shares, for the change in the fair value related to such investment during the period. As of December 31, 2022 the value of such earn-out shares amounted to $0.1 million.
Karuna
Karuna was deconsolidated in March 2019. During 2019 Karuna completed its IPO and PureTech lost its significant influence in Karuna. The shares held in Karuna are accounted for as an investment held at fair value.
2020
On January 22, 2020, PureTech sold 2,100,000 shares of Karuna common shares for aggregate proceeds of $200.9 million. On May 26, 2020, PureTech sold an additional 555,500 Karuna common shares for aggregate proceeds of $45.0 million. On August 26, 2020, PureTech sold 1,333,333 common shares of Karuna for aggregate proceeds of $101.6 million. As a result of the sales, Puretech recorded a loss of $54.8 million attributable to blockage discount included in the sales price, to the line item Loss Realized on Sale of Investment within the Consolidated Statement of Comprehensive Income/(Loss). See below for gain recorded in respect of the change in fair value of the Karuna investment.
2021
On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118.0 million. Following the sale the Group held 2,406,564 common shares of Karuna, which represented 8.2 percent of Karuna common stock at the time of sale. On November 9, 2021, the group sold an additional 750,000 common shares of Karuna for $100.1 million. Following the sale the group holds 1,656,564 common shares of Karuna, which represented 5.6 percent at time of sale. As a result of the aforementioned sales, the Company recorded a loss of $20.9 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Consolidated Statement of Comprehensive Income/ (Loss). See below for gain recorded in respect of the change in fair value of the Karuna investment.
2022
On August 8, 2022, the Company sold 125,000 shares of Karuna common stock. In addition, the Company wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price, which were exercised in full in August and September 2022. Aggregate proceeds to the Company from all aforementioned transactions amounted to $115.5 million, net of transaction fees. As a result of the aforementioned sales, the Company recorded a loss of $29.3 million, attributable to the exercise of the aforementioned call options, to the line item Realized Loss on Sale of Investment within the Consolidated Statement of Comprehensive Income/ (Loss).See below for gain recorded in respect of the change in fair value of the Karuna investment.
During the years ended December 31, 2022, 2021, and 2020 the Company recognized gains of $135.0 million, $110.0 million and $191.2 million, respectively for the changes in the fair value of the Karuna investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2022, PureTech continued to hold Karuna common shares or 3.1 percent of total outstanding Karuna common shares. Please refer to Note 16 for information regarding the valuation of these instruments.
Akili
Akili was deconsolidated in 2018. As PureTech did not hold common shares in Akili and the preferred shares it held did not have equity-like features, PureTech had no basis to account for its investment in Akili under IAS 28. The preferred shares held by PureTech Health fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and all movements to the value of the preferred shares were recorded through the Consolidated Statements of Comprehensive Income/(Loss), in accordance with IFRS 9.

2021
On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110.0 million in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent.
2022
On January 26, 2022, Akili Interactive and Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company, announced they had entered into a definitive business combination agreement. The transaction closed on August 19, 2022 and the combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction the Akili Interactive shares held by the Company were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Company purchased 500,000 shares in consideration for $5.0 million. Following the closing of the aforementioned transactions, the Company holds 12,527,477 shares of the combined entity (excluding the Akili Earnout Shares), which represents 14.7 percent of its outstanding common stock. The Company also holds 1,433,914 Akili Earn-out Shares, which fair value amounted to $1.0 million as of December 31, 2022.
During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $131.4 million, a gain of $32.2 million, and a gain of $14.4 million, respectively for the changes in the fair value of the investment in Akili that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.
resTORbio
On April 30, 2020, PureTech sold its remaining 2,119,696 resTORbio common shares, for aggregate proceeds of $3.0 million. As a result of the sale, the Company recorded a loss of $0.2 million attributable to blockage discount included in the sales price, to the line item Loss realized on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss). Additionally, during the year ended December 31, 2020, the Company recognized a gain of $0.1 million that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
Sonde – Investment and gain on deconsolidation
On May 25, 2022, Sonde completed a Series B Preferred Share financing. As part of the financing a new investor invested $3.5 million in cash in exchange for 1,125,401 shares and all convertible notes, including the convertible notes held by PureTech, converted into Preferred B shares at the price per share paid by the investor minus a 20% discount. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group no longer controls Sonde's Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. Consequently, the Group concluded it lost control over Sonde and as such it should cease to consolidate Sonde on the date the round of financing was completed. Therefore, the results of operations of Sonde are included in the consolidated financial statements through the date of deconsolidation.
Following deconsolidation, the Group still has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss.
Upon deconsolidation, the Group derecognized its assets and liabilities and non controlling interest in respect of Sonde and recorded its aforementioned investments in Sonde at fair value. The deconsolidation resulted in a gain of $27.3 million. As of the date of deconsolidation, the investment in Sonde preferred shares held at fair value amounted to $11.2 million.
During the year ended December 31, 2022, the Company recognized a gain of $0.2 million for the changes in the fair value of the investment in Sonde that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments.

6.     Investments in Associates
Gelesis
Gelesis was founded by PureTech and raised funding through preferred shares financings as well as issuances of warrants and loans. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements. While the Group no longer controls Gelesis, it was concluded that PureTech still has significant influence over Gelesis and as such Gelesis is accounted for as an associate under IAS 28 in the consolidated financial statements.
Upon the date of deconsolidation, PureTech held preferred shares and common shares of Gelesis and warrants issued by Gelesis to PureTech. PureTech’s investment in common shares of Gelesis is subject to equity method accounting. See table below for the Group's share in the profits and losses of Gelesis for the periods presented.
The preferred shares and warrants held by PureTech fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrants were recorded through the Consolidated Statement of Comprehensive Income/(Loss). See Note 5 above.
Years ended December 31, 2020 and 2021
During the years ended December 31, 2021 and 2020, the Group recorded its share in the losses of Gelesis. In 2020 the Group's investment in associates accounted for under the equity method was reduced to zero. Since the Group had investments in Gelesis warrants and preferred shares that were deemed to be Long-term interests, the Company continued recognizing its share in Gelesis losses while applying such losses to its preferred share and warrant investment in Gelesis accounted for as an investment held at fair value. In 2021, the total investment in Gelesis, including the Long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or made payments on behalf of Gelesis, the Group discontinued recognizing equity method losses in 2021. As of December 31, 2021, unrecognized equity method losses amounted to $38.1 million, which included $0.7 million of unrecognized other comprehensive loss.
During 2021, due to exercise of stock options into common shares in Gelesis the Group's equity interest in Gelesis was reduced from 47.9 percent at December 31, 2020 to 42.0 percent as of December 31, 2021. The gain resulting from the issuance of shares to third parties and the resulting reduction in the Group's share in the accumulated deficit of Gelesis under the equity method was fully offset by the unrecognized equity method losses.
Backstop agreement – 2022 and 2021
On December 30, 2021, PureTech signed a Backstop agreement with Capstar according to which PureTech had committed to acquire Capstar class A common shares immediately prior to the closing of the business combination between Gelesis and Capstar, in case subsequent to the redemptions of Capstar shares being completed, the Available Funds, as defined in the agreement, were less than$15.0 million. PureTech had committed to acquire two thirds of the necessary shares at $10 per share so that the Available Funds increase to $15.0 million. According to the Backstop agreement, in case PureTech were required to acquire any shares under the agreement, PureTech would receive an additional 1,322,500 class A common shares of Capstar (immediately prior to the closing of the business combination) at no additional consideration.
The Company determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11.2 million and transaction price of zero on the effective date and as such was initially recorded at zero. The deferred gain was amortized to Other income (expense) in the Consolidated Statement of Income (loss) over the period from the effective date until settlement date, January 13, 2022. During the years ended December 31, 2022 and 2021, the Group recognized income of $10.4 million and $0.8 million, respectively for the amortization of the deferred gain. During the year ended December 31, 2022 the Group recognized a loss of $2.8 million in respect of the decrease in the fair value of the derivative until date of settlement, resulting in a net gain of $7.6 million recorded during the year ended December 31, 2022 in respect of the Backstop agreement. The gain was recorded in the line item Other Income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss). The fair value of the derivative on the date of settlement in the amount of $8.4 million represents an additional investment in Gelesis as part of the SPAC transaction described below.
On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $5.0 million and received an additional 1,322,500 common A shares of Capstar for no additional consideration.
2022
Share exchange – Capstar
On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $5.0 million, as part of the Backstop agreement described above. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, PureTech holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares at the time of the exchange. Due to PureTech's significant equity holding and voting interest in Gelesis, PureTech continues to maintain significant influence in Gelesis and as such continues to account for its Gelesis equity investment under the equity method.
Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.0 percent as of December 31, 2021 to 22.8 percent as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis – See Note 5), the Earn-out shares received in Gelesis (see Note 5) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28.3 million.
Impairment
Following Gelesis’s decline in its market price in 2022 and its lack of liquidity, the Group recorded an impairment loss of $8.4 million as of December 31, 2022 in respect of its investment in Gelesis. The recoverable amount of the investment in Gelesis was $4.9 million as of December 31, 2022, which was determined based on fair value less costs to sell (costs to sell were estimated to be insignificant). Fair value was determined based on level 1 of the fair value hierarchy as Gelesis shares were traded on an active market as of December 31, 2022.
The impairment loss was presented separately in the Consolidated Statement of Comprehensive Income/ (loss) for the year ended December 31, 2022 in the line item Impairment of investment in associate.
Sonde
On May 25, 2022, Sonde completed a Series B Preferred Share financing. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group lost its control over Sonde and as such ceased to consolidate Sonde on the date the round of financing was completed. See Note 5 above for further details.
Following deconsolidation, the Group has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group's voting interest at date of deconsolidation and as of December 31, 2022 was 48.2% and 40.17%, respectively. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value. See Note 5.
The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7.7 million, which is the initial value of the equity method investment in Sonde. When applying the equity method, the Group records its share of the losses in Sonde based on its equity interest in Sonde. Since only the common shares and Preferred A-1 shares in Sonde represent a residual equity interest and PureTech is the sole holder of the Preferred A-1 shares, the Group's share in Sonde's equity is 93.6%.
During the year ended December 31, 2022 the Company recorded $3.4 million of equity method losses in respect of Sonde.
The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2022 and 2021.

Investment in Associates	$000's
As of January 1, 2021	—
Share of net loss in Gelesis - limited to net investment amount	(73,703)
Share of losses recorded against Long Term Interests (LTIs)	73,703
As of December 31, 2021 and January 1, 2022	—
Cash investment in associate	19,961
Additional investment as a result of backstop settlement (see above)	8,424
Gain on dilution of interest in associate (*)	13,793
Investment in Sonde - deconsolidation	7,680
Share in net loss of associates	(27,749)
Reversal of equity method losses recorded against LTIs (due to decrease in LTI fair value)	(4,406)
Share in other comprehensive loss of associates	(166)
Impairment	(8,390)
As of December 31, 2022	9,147
*    Gain on dilution of interest was further increased due to the receipt of Gelesis earn out shares accounted for as investments held at fair value (see above).

Summarized financial information
The following table summarizes the financial information of Gelesis as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Company’s interest in Gelesis.

	2022 $000s	2021 $000s
As of and for the year ended December 31,
Percentage ownership interest	22.5%	42.0%
Non-current assets	333,040	357,508
Current assets	23,495	66,092
Non-current liabilities	(99,053)	(120,786)
Current liabilities	(80,010)	(537,432)
Non controlling interests and options issued to third parties	(46,204)	(14,216)
Net assets (deficit) attributable to shareholders of Gelesis Inc.	131,268	(248,834)
Group's share of net assets (net deficit)	29,504	(104,527)
Goodwill	3,858	7,211
Impairment	(28,452)	(37,495)
Equity method losses recorded against Long-term Interests	—	96,709
Unrecognized equity method losses (*)	—	38,101
Investment in associate	4,910	—
	2022 $000s	2021 $000s	2020 $000s

Revenue	25,767	11,185	21,442
Loss from continuing operations (100%)	(111,567)	(271,430)	(71,157)
Total comprehensive loss (100%)	(112,285)	(273,005)	(70,178)
Group's share in net losses - limited to net investment amount (**)	(24,306)	(73,703)	(34,117)
Group's share of total comprehensive loss - limited to net investment amount	(24,472)	(73,703)	(33,648)
*    Unrecognized equity method losses includes unrecognized other comprehensive loss of $0.7 million for the year ended December 31, 2021.
**    For the year ended December 31, 2022 includes $4.4 million reversal of equity method losses recorded against Long-Term Interest (LTI) due to the decrease in fair value of such LTI.

Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH.
In addition, in April 2023 (subsequent to balance sheet date) PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech.
See note 16 for the note issued to the Group by Gelesis and see Note 26 for additional details, including information related to an additional note issued by Gelesis to the Group subsequent to balance sheet date.

7.     Operating Expenses
Total operating expenses were as follows:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
General and administrative	60,991	57,199	49,440
Research and development	152,433	110,471	81,859
Total operating expenses	213,425	167,671	131,299
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ending December 31,	2022	2021	2020
General and administrative	57	52	43
Research and development	144	119	95
Total	201	171	138
The aggregate payroll costs of these persons were as follows:

	2022 $000s	2021 $000s	2020 $000s
For the years ending December 31,
General and administrative	25,322	26,438	22,943
Research and development	36,321	28,950	20,674
Total	61,643	55,388	43,616
Detailed operating expenses were as follows:

	2022 $000s	2021 $000s	2020 $000s
For the years ending December 31,
Salaries and wages	41,750	36,792	29,403
Healthcare benefits	2,908	2,563	1,866
Payroll taxes	2,286	2,084	1,629
Share-based payments	14,699	13,950	10,718
Total payroll costs	61,643	55,388	43,616
Other general and administrative expenses	35,669	30,761	26,497
Other research and development expenses	116,113	81,521	61,186
Total other operating expenses	151,782	112,282	87,683
Total operating expenses	213,425	167,671	131,299
Auditor's remuneration:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
Audit of these financial statements	1,716	1,183	1,145
Audit of the financial statements of subsidiaries	132	312	291
Audit of the financial statements of associate**	814	571	350
Audit-related assurance services*	1,157	1,868	490
Non-audit related services	—	—	173
Total	3,819	3,934	2,449
*    2021 – $468.2 thousand represents prepaid expenses related to an expected initial public offering of a subsidiary.
**    Audit fees of $720.0 thousand, $500.0 thousand and $350.0 thousand in respect of financial statements of associates for the years ended December 31, 2022, 2021, and 2020 respectively, are not included within the consolidated financial statements. Fees related to the audit of the financial statements of associates have been disclosed in respect of 2022, 2021, and 2020 as these fees went towards supporting the audit opinion on the Group accounts. Such amounts were not previously disclosed in the 2020 financial statements.

Please refer to Note 8 for further disclosures related to share-based payments and Note 24 for management’s remuneration disclosures.

8.    Share-based Payments
Share-based payments includes stock options, restricted stock units (“RSUs”) and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards, except for performance based RSUs to executives that are treated as liability awards where expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group share-based payment expense for the years ended December 31, 2022, 2021 and 2020, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.
The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	2022 $000s	2021 $000s	2020 $000s
General and administrative	8,862	9,310	7,650
Research and development	5,837	4,640	3,068
Total	14,699	13,950	10,718
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (“PSP”). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.
The share-based awards granted under the PSP are generally equity settled (see cash settlements below) and expire 10 years from the grant date. As of December 31, 2022, the Company had issued share-based awards to purchase an aggregate of 24,889,462 shares under this plan.
RSUs
RSU activity for the years ended December 31, 2022, 2021 and 2020 is detailed as follows:

	Number of Shares/Units	Wtd Avg Grant Date Fair Value (GBP) (*)
Outstanding (Non-vested) at January 1, 2020	4,636,347	2.08
RSUs Granted in Period	1,759,011	1.80
Vested	(2,781,687)	1.54
Forfeited	(191,089)	2.37
Outstanding (Non-vested) at December 31, 2020 and January 1, 2021	3,422,582	2.46
RSUs Granted in Period	2,195,133	2.15
Vested	(1,176,695)	2.93
Forfeited	(808,305)	2.25
Outstanding (Non-vested) at December 31, 2021 and January 1, 2022	3,632,715	1.91
RSUs Granted in Period	4,309,883	1.76
Vested	(696,398)	2.80
Forfeited	(1,155,420)	2.67
Outstanding (Non-vested) at December 31, 2022	6,090,780	1.74
*    2021 – for liability awards based on fair value at reporting date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a cliff vesting schedule over a one to three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the majority of the RSUs is subject to the satisfaction of performance and market conditions. The grant date fair value of market condition awards that were treated as equity settled awards were measured to reflect such conditions and there was no true-up for differences between expected and actual outcomes. For liability settled awards, see below.
The Company recognizes the estimated fair value of performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.
The fair value of the market and performance-based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.
The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return (“TSR”), based on the achievement of absolute TSR targets, and to a lesser extent based on TSR as compared to the FTSE 250 Index, and the MSCI Europe Health Care Index. The remaining portion is based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group’s Remuneration Committee.

In 2017, the Company granted certain executives RSUs that vested based on the service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2019 where all service, market and performance conditions were met. The remuneration committee of PureTech's Board of Directors approved the achievement of the vesting conditions as of December 31, 2019 and reached the decision during the year ended December 31, 2020 to cash settle the 2017 RSUs. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $12.5 million (which after deducting tax withheld on behalf of recipients amounted to $7.2 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction in the financial statements for the year ended December 31, 2020, whereby the full repurchase cash settlement amount was charged to equity in Other reserves.
Similarly in 2018, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2020 where all service, market and performance conditions were met. In February 2021 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2020 and on May 28, 2021 reached the decision to cash settle RSUs to certain employees while others were issued shares. The settlement value was determined based on the three day average closing price of the shares. The settlement value was $10.7 million (which after deducting tax withheld on behalf of recipients amounted to $6.4 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves in the financial statements as of and for the year ended December 31, 2021.
Following the different cash settlements, the Company concluded that although the remaining RSUs are to be settled by shares according to their respective agreements, and any cash settlement is at the Company's discretion, due to past practice of cash settlement to multiple employees, some for multiple years, these RSUs to the company executives should be treated as liability awards and as such adjusted to fair value at every reporting date with changes in fair value recorded in earnings as stock based compensation expense.
Consequently, the Company reclassified during the year ended December 31, 2021 $1.9 million from equity to other non-current liabilities and $4.8 million from equity to other payables equal to the fair value of the awards at the date of reclassification. The Company treated the excess of the fair value at the reclassification date over the grant date fair value of the RSUs (for the portion of the vesting period that has already elapsed) in the amount of $2.9 million as an equity transaction. Therefore the full amount of the liability at reclassification was recorded as a charge to equity. The changes in fair value of the liability from reclassification date to balance sheet date or settlement date are recorded as stock-based compensation expense in the Consolidated Statement of Comprehensive Income (loss).
The Company incurred share-based payment expenses for performance, market and service based RSUs of $1.6 million (including $1.1 million expense in respect of RSU liability awards), $1.5 million (including $0.6 million expense in respect of RSU liability awards), and $5.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in the share based compensation expense in respect of the RSUs for the year ended December 31, 2021, as compared to the year ended December 31, 2020 is due to reduction in the fair value of the liability awards as compared to their value at the date the awards were reclassified from equity awards to liability awards, as well as forfeitures of certain awards due to unexpected terminations of RSU holders.
As of December 31, 2022, the carrying amount of the RSU liability awards was $5.9 million, $1.8 million current; $4.1 million non current, out of which $1.8 million related to awards that have met all their performance and market conditions.

Stock Options
Stock option activity for the years ended December 31, 2022, 2021 and 2020, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2020	8,472,827	1.16	8.55
Granted	4,076,982	3.14
Exercised	(514,410)	1.52		2.88
Forfeited and expired	(1,119,313)	1.88
Options Exercisable at December 31, 2020 and January 1, 2021	5,447,405	0.98	7.46
Outstanding at December 31, 2020 and January 1, 2021	10,916,086	1.81	8.38
Granted	5,424,000	3.34
Exercised	(2,238,187)	0.70		3.63
Forfeited and expired	(687,781)	2.53
Options Exercisable at December 31, 2021 and January 1, 2022	4,773,873	1.42	6.50
Outstanding at December 31, 2021 and January 1, 2022	13,414,118	2.58	8.29
Granted	8,881,000	2.04
Exercised	(577,022)	0.50		2.43
Forfeited and expired	(3,924,215)	2.89
Options Exercisable at December 31, 2022	6,185,216	2.03	6.21
Outstanding at December 31, 2022	17,793,881	2.31	8.03
The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2022	2021	2020
Expected volatility	41.70%	41.05%	41.25%
Expected terms (in years)	6.11	6.16	6.11
Risk-free interest rate	2.13%	1.06%	0.53%
Expected dividend yield	—	—	—
Grant date fair value	$1.15	$1.87	$1.72
The Company incurred share-based payment expense for the stock options of $8.4 million, $6.2 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in expense for the year ended December 31, 2022, as compared to the year ended December 31, 2021, is due to the new grants granted in 2022. The increase in expense for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is due to new grants granted in 2021.
For shares outstanding as of December 31, 2022, the range of exercise prices is detailed as follows:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	439,490	—	6.76
1.00 to 2.00	6,276,391	1.58	7.00
2.00 to 3.00	5,375,750	2.26	8.92
3.00 to 4.00	5,702,250	3.34	8.40
Total	17,793,881	2.31	8.03
Subsidiary Plans
Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2022	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2022
Entrega	349,500	45,000	—	(50,000)	—	—	344,500
Follica	2,686,120	90,000	—	—	—	—	2,776,120
Sonde	2,049,004	—	—	—	—	(2,049,004)	—
Vedanta	1,991,637	490,506	(400,000)	(65,235)	(192,332)	—	1,824,576

	Outstanding as of January 1, 2021	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2021
Alivio	3,888,168	197,398	(2,373,750)	(506,260)	(1,205,556)	—	—
Entrega	962,000	—	(525,000)	(87,500)	—	—	349,500
Follica	1,309,040	1,383,080	—	(6,000)	—	—	2,686,120
Sonde	2,192,834	—	—	(51,507)	(92,323)	—	2,049,004
Vedanta	1,741,888	451,532	(52,938)	(76,491)	(72,354)	—	1,991,637

	Outstanding as of January 1, 2020	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2020
Alivio	3,698,244	189,924	—	—	—	—	3,888,168
Entrega	972,000	—	—	—	(10,000)	—	962,000
Follica	1,309,040	—	—	—	—	—	1,309,040
Sonde	1,829,004	363,830	—	—	—	—	2,192,834
Vedanta	1,450,100	493,951	(813)	—	(201,350)	—	1,741,888

The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2022, were as follows:

Outstanding at December 31, 2022	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Entrega	344,500	1.91	4.92
Follica	2,776,120	1.41	6.38
Vedanta	1,824,576	15.89	6.88
The weighted average exercise prices for the options granted for the years ended December 31, 2022, 2021 and 2020, were as follows:

For the years ended December 31,	2022 $	2021 $	2020 $
Alivio	—	—	0.47
Entrega	0.02	—	—
Follica	1.86	1.86	—
Sonde	—	—	0.18
Vedanta	14.94	19.69	19.59
The weighted average exercise prices for options forfeited during the year ended December 31, 2022, were as follows:

Forfeited during the year ended December 31, 2022	Number of options	Weighted-average exercise price $
Vedanta	192,332	19.64
The weighted average exercise prices for options exercised during the year ended December 31, 2022, were as follows:

Exercised during the year ended December 31, 2022	Number of options	Weighted-average exercise price $
Vedanta	400,000	0.02
The weighted average exercise prices for options exercisable as of December 31, 2022, were as follows:

Exercisable at December 31, 2022	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Entrega	344,500	1.91	0.02-2.36
Follica	2,776,120	1.41	0.03-1.86
Vedanta	1,824,576	15.89	0.02-21.35
Significant Subsidiary Plans
Vedanta 2020 Stock Incentive Plan
On June 2, 2020, the Company’s Board of Directors approved the 2020 Stock Incentive Plan, or 2020 Plan, which replaced the 2010 Stock Incentive Plan, or 2010 Plan, which was set to expire in December 2020. All authorized and issued shares under the 2010 Plan were transferred to the 2020 Plan. The 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, and restricted stock to employees, directors, and nonemployees of the Company up to an aggregate of 2,145,867 shares of the Company's common stock. In March 2021, the Company’s Board of Directors approved an increase in the authorized shares of 151,188 for a total of 2,297,055. In July 2021, the Company’s Board of Directors approved an increase in the authorized shares of 500,000 for a total of 2,797,055. Under the 2020 Plan, 914,331 shares remained available for issuance as of December 31, 2022.
The options granted under the 2020 Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Vedanta’s Board of Directors.
Options granted under the 2020 Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options’ vesting period.
The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions:

Assumption/Input	2022	2021	2020
Expected award life (in years)	6.00-8.33	6.00-7.11	6.00-10.00
Expected award price volatility	88.22%-89.68%	88.05%-88.59%	89.24%-95.46%
Risk free interest rate	1.67%-3.13%	0.96%-1.32%	0.32%-0.87%
Expected dividend yield	—	—	—
Grant date fair value	$10.51-$15.14	$13.84-$16.23	$13.09-$16.54
Share price at grant date	$14.00-$18.84	$19.00-$21.35	$19.59
Vedanta incurred share-based compensation expense of $4.3 million, $5.4 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Other Plans
The stock compensation expense under plans at other subsidiaries of the Group not including Vedanta amounted to $0.4 million, $0.8 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.
9.    Finance Cost, net
The following table shows the breakdown of finance income and costs:

	2022 $000s	2021 $000s	2020 $000s
For the years ended December 31,
Finance income
Interest income from financial assets	5,799	214	1,183
Total finance income	5,799	214	1,183
Finance costs
Contractual interest expense on notes payable	(212)	(1,031)	(96)
Interest expense on other borrowings	(1,759)	(1,502)	(496)
Interest expense on lease liability	(1,982)	(2,181)	(2,354)
Gain/(loss) on foreign currency exchange	14	(56)	—
Total finance cost – contractual	(3,939)	(4,771)	(2,946)
Gain/(loss) from change in fair value of warrant liability	6,740	1,419	(117)
Gain/(loss) from change in fair value of preferred shares	130,825	8,362	(4,234)
Gain/(loss) from change in fair value of convertible debt	(502)	(175)	—
Total finance income/(costs) – fair value accounting	137,063	9,606	(4,351)
Finance income/(costs), net	138,924	5,050	(6,115)

10.    Earnings/(Loss) per Share
The basic and diluted income/(loss) per share has been calculated by dividing the income/(loss) for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022 and 2021 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 3,134,131 and 6,553,905 shares, respectively.
Earnings/(Loss) Attributable to Owners of the Company:

	2022		2021		2020
	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s
Income/(loss) for the year, attributable to the owners of the Company	(50,354)	(50,354)	(60,558)	(60,558)	5,985	5,985
Income/(loss) attributable to ordinary shareholders	(50,354)	(50,354)	(60,558)	(60,558)	5,985	5,985

Weighted-Average Number of Ordinary Shares:

	2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	287,796,585	287,796,585	285,885,025	285,885,025	285,370,619	285,370,619
Effect of shares issued	690,772	690,772	705,958	705,958	233,048	233,048
Effect of dilutive shares (please refer to Note 8)	—	—	—	—	—	7,252,246
Effect of treasury shares purchased	(3,727,922)	(3,727,922)	—	—	—	—
Weighted average number of ordinary shares at December 31,	284,759,435	284,759,435	286,590,983	286,590,983	285,603,667	292,855,913
Earnings/(Loss) per Share:

	2022		2021		2020
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	(0.18)	(0.18)	(0.21)	(0.21)	0.02	0.02

11.    Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	8,420	1,452	1,519	18,054	3,852	33,297
Additions, net of transfers	1,424	—	92	183	6,723	8,422
Disposals	(323)	—	(282)	—	—	(605)
Reclassifications	2,211	—	—	248	(2,459)	—
Balance as of December 31, 2021	11,733	1,452	1,329	18,485	8,116	41,115
Additions, net of transfers	390	—	11	412	1,362	2,176
Disposals	(118)	—	—	—	(77)	(195)
Deconsolidation of subsidiaries	—	—	(58)	—	—	(58)
Reclassifications	1,336	58	137	5,067	(6,598)	—
Balance as of December 31, 2022	13,341	1,510	1,419	23,964	2,803	43,037

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)
Depreciation	(1,973)	(208)	(174)	(1,991)	—	(4,346)
Disposals	251	—	271	—	—	522
Balance as of December 31, 2021	(5,686)	(663)	(1,190)	(6,806)	—	(14,344)
Depreciation	(2,082)	(212)	(107)	(3,444)	—	(5,845)
Disposals	57	—	—	—	—	57
Deconsolidation of subsidiaries	—	—	53	—	—	53
Balance as of December 31, 2022	(7,711)	(875)	(1,244)	(10,250)	—	(20,080)

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2021	6,047	790	139	11,679	8,116	26,771
Balance as of December 31, 2022	5,630	635	174	13,714	2,803	22,957
Depreciation of property and equipment is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $5.8 million, $4.3 million and $3.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

12.     Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $000s
Balance as of January 1, 2021	900
Additions	90
Balance as of December 31, 2021	990
Additions	25
Write-off	(163)
Deconsolidation of subsidiaries	(21)
Balance as of December 31, 2022	831

Accumulated amortization	Licenses $000s
Balance as of January 1, 2021	(1)
Amortization	(2)
Balance as of December 31, 2021	(3)
Amortization	(1)
Deconsolidation of subsidiary	4
Balance as of December 31, 2022	—

Intangible assets, net	Licenses $000s
Balance as of December 31, 2021	987
Balance as of December 31, 2022	831
Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually.
During 2022, the company wrote off one of its research intangible assets for which research was ceased in the amount of $162.5 thousand.
The Company tested all other such intangible assets for impairment as of balance sheet date and concluded that none of such assets were impaired.
During the year ended December 31, 2022, Sonde Health, Inc. was deconsolidated and as such $17.5 thousand in net assets were derecognised.
The company had negligible Amortization expense for the years ended December 31, 2022 2021 and 2020.
13.     Other Financial Assets
Other financial assets consist of restricted cash held, which represents amounts that are reserved as collateral against letters of credit with a bank that are issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. Information regarding restricted cash was as follows:

	2022 $000s	2021 $000s
As of December 31,
Restricted cash	2,124	2,124
Total other financial assets	2,124	2,124

14.     Equity
Total equity for PureTech as of December 31, 2022, and 2021, was as follows:

	December 31, 2022 $000s	December 31, 2021 $000s
Equity
Share capital, £0.01 par value, issued and paid 278,566,306 and 287,796,585 as of December 31, 2022 and 2021, respectively	5,455	5,444
Merger Reserve	138,506	138,506
Share premium	289,624	289,303
Treasury shares, 10,595,347 and zero as of December 31, 2022 and 2021, respectively	(26,492)	—
Translation reserve	89	469
Other reserves	(14,478)	(40,077)
Retained earnings/(accumulated deficit)	149,516	199,871
Equity attributable to owners of the Group	542,220	593,515
Non-controlling interests	5,369	(9,368)
Total equity	547,589	584,147
Changes in share capital and share premium relate primarily to incentive options exercises during the period.
Shareholders are entitled to vote on all matters submitted to shareholders for a vote. Each ordinary share is entitled to one vote. Each ordinary share is entitled to receive dividends when and if declared by the Company’s Directors. The Company has not declared any dividends in the past.
On June 18, 2015, the Company acquired the entire issued share capital of PureTech LLC in return for 159,648,387 Ordinary Shares. This was accounted for as a common control transaction at cost. It was deemed that the share capital was issued in line with movements in share capital as shown prior to the transaction taking place. In addition, the merger reserve records amounts previously recorded as share premium.
Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statements of Comprehensive Income/(Loss), settlements of vested share based payment awards as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.
On May 9, 2022, the Company announced the commencement of a $50.0 million share repurchase program the ("Program") of its ordinary shares of one pence each (“Ordinary Shares”). The Company is executing the Program in two equal tranches. In respect of the two tranches, PureTech entered into an irrevocable (see below) non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25.0 million for each tranche and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech, subject to certain volume and price restrictions. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. The instruction to Jeffries may be amended or withdrawn so long as the Company is not in a close period or otherwise in possession of inside information.
Any purchases of Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury.
As of December 31, 2022, the Company’s issued share capital was 278,566,306 shares, including 10,595,347 shares, which had been repurchased under the Program and were held by the Company in treasury.

15.     Subsidiary Preferred Shares
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary’s charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
The Group recognized the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes converted into preferred shares.
The balance as of December 31, 2022 and December 31, 2021, represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

	2022 $000s	2021 $000s
As of December 31,
Entrega	169	669
Follica	350	11,191
Sonde	—	13,362
Vedanta Biosciences	26,820	148,796
Total subsidiary preferred share balance	27,339	174,017
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of December 31, 2022 and December 31, 2021, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

	2022 $000s	2021 $000s
As of December 31,
Entrega	2,216	2,216
Follica	6,405	6,405
Sonde	—	12,000
Vedanta Biosciences	149,568	149,568
Total minimum liquidation preference	158,189	170,189
For the years ended December 31, 2022 and 2021, the Group recognized the following changes in the value of subsidiary preferred shares:

$000s
Balance as of January 1, 2021	118,972
Issuance of new preferred shares – financing cash flow	37,610
Conversion of convertible notes	25,797
Decrease in value of preferred shares measured at fair value – finance costs (income)	(8,362)
Balance as of January 1, 2022	174,017
Decrease in value of preferred shares measured at fair value – finance costs (income)	(130,825)
Deconsolidation of subsidiary – (Sonde)	(15,853)
Balance as of December 31, 2022	27,339
2022
During the year ended December 31, 2022 there were no issuances of new preferred shares.
2021
On July 21, 2021 Vedanta closed a Series D financing in which Vedanta issued 2,387,675 Preferred D shares for consideration of $68.4 million. From such consideration of $68.4 million, $25.8 million was received from Pfizer through conversion of its convertible note (see Note 17) and $5.0 million was received from PureTech in exchange for 174,520 Preferred D shares. The amount received from PureTech was eliminated in the consolidated financial statements.

16.     Financial Instruments
The Group’s financial instruments consist of financial liabilities, including preferred shares, convertible notes, warrants and loans payable, as well as financial assets. Many of these financial instruments are presented at fair value with fair value changes recorded through profit and loss.
Fair Value Process
For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued was determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market PWERM approach, discounted cash flow income approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value.
Market/Asset – PWERM	Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. An asset approach may be included as an expected future outcome within the PWERM method. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee.
Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
As of December 31, 2022 and 2021, at each measurement date, the fair value of preferred shares and warrant liabilities, including embedded conversion rights that are not bifurcated, as well as investments held at fair value (that are not publicly traded), were determined using the following allocation methods: option pricing model (“OPM”), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows:

Allocation Method	Description
OPM	The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock.
PWERM	Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.
Hybrid	The hybrid method (“HM”) is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.
Valuation policies and procedures are regularly monitored by the Company’s finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3	Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation.
Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes
The following table summarizes the changes in the Group’s subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s	Subsidiary Convertible Notes $000s
Balance at January 1, 2020	100,989	—
Value at issuance	13,750	25,000
Change in fair value	4,233	—
Balance at December 31, 2020 and January 1, 2021	118,972	25,000
Value at issuance	37,610	2,215
Conversion to subsidiary preferred shares	25,797	(25,797)
Accrued interest - contractual	—	867
Change in fair value	(8,362)	175
Balance at December 31, 2021 and January 1, 2022	174,017	2,461
Value at issuance	—	393
Accrued interest – contractual	—	48
Change in fair value	(130,825)	502
Deconsolidation - Sonde	(15,853)	(3,403)
Balance at December 31, 2022	27,339	—
The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2022, in the fair value measurement of the Group’s material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
26,820	PWERM based on pro forma backsolve approach that leverages a Monte Carlo simulation	Estimated Time to Exit	2.14	Fair value decrease
		Equity Discount Rate	30%	Fair value increase
		Debt Discount Rate	15%	Fair value decrease
		Volatility	95%	Fair value decrease
Subsidiary Preferred Shares Sensitivity
The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s subsidiary preferred shares liabilities (Please refer to Note 15):

Input	Subsidiary Preferred Share Liability
As of December 31, 2022	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Time to Liquidity	- 6 Months	(1,322)
	+ 6 Months	856
Volatility	(10)%	(1,133)
	+10%	1,200
Discount Rate	(5)%	(2,035)
	+5%	1,922
Financial Assets Held at Fair Value
Karuna, Vor and Akili Valuation
Karuna (Nasdaq: KRTX), Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange and as such the fair value as of December 31, 2022, was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.
Akili, Gelesis and Sonde
In accordance with IFRS 9, the Company accounted for its preferred share investments in Akili (until the exchange of such shares to common stock traded on Nasdaq) and Gelesis (until the exchange of such shares to common stock) and accounts for its investment in Sonde (investment in Preferred A-2 and B shares, subsequent to the date of deconsolidation) as financial assets held at fair value through the profit and loss. In addition, the Company accounts for its investment in Gelesis Earn-out shares and Akili Earn-out shares (see Note 5) as investments held at fair value. All the valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2022, the Company recorded such investments at fair value and recognized the change in fair value of the investments as a loss of $30.0 million that was recorded to the Consolidated Statements of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.

The following table summarizes the changes in all the Group’s investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

$'000s
Balance at January 1, 2020	154,445
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Gain/(Loss) on changes in fair value	41,297
Balance at December 31, 2020 and January 1, 2021	206,892
Cash purchase of Vor preferred shares	500
Reclassification of Vor from level 3 to level 1	(33,365)
Gain/(Loss) on changes in fair value	65,505
Balance at January 1, 2022 before allocation of associate loss to long-term interest	239,533
Deconsolidation of Sonde	11,168
Gelesis – New Investment – Earn out Shares	14,214
Exchange of Gelesis preferred shares to Gelesis common shares	(92,303)
Reclassification of Akili to level 1 investment	(128,764)
Change in fair value	(31,253)
Balance as of December 31, 2022	12,593
The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Consolidated Statements of Comprehensive Income/(Loss).
The table below sets out information about the significant unobservable inputs used at December 31, 2022, in the fair value measurement of the Group’s material preferred share investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
11,403	Market Backsolve & OPM	Estimated time to exit	2.00	Fair value decrease
		Volatility	55%	Fair value decrease
As the material investments held at fair value categorized as level 3 in the fair value hierarchy are based on a market backsolve approach using a recent arm's length transaction the change in unobservable inputs in reasonably possible scenarios has an immaterial impact on the financial statements.
Warrants
Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of preferred shares. The following table summarizes the changes in the Group’s subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy:

Subsidiary Warrant Liability $000s
Balance at January 1, 2020	7,997
Warrant Issuance	92
Change in fair value - finance costs (income)	117
Balance at December 31, 2020 and January 1, 2021	8,206
Change in fair value - finance costs (income)	(1,419)
Balance at December 31, 2021 and January 1, 2022	6,787
Change in fair value - finance costs (income)	(6,740)
Balance at December 31, 2022	47
The change in fair value of warrants are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).
In connection with various amendments to its 2010 Loan and Security Agreement, Follica issued Series A-1 preferred share warrants at various dates in 2013 and 2014. In 2017, in conjunction with the issuance of convertible notes, the exercise price of the warrants was adjusted to $0.07 per share.
In connection with the September 2, 2021 Oxford Finance LLC loan issuance, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030.
The fair value of the warrant liabilities was immaterial as of December 31, 2022 due to the decline in the fair value of the underlying preferred shares in the Follica warrant. See also Note 15 for the fair value of Follica preferred share liabilities.
Short-term Note from Associate
On December 7, 2021, Gelesis issued PureTech a $15.0 million note to be repaid the earlier of three business days after the closing of the business combination of Gelesis with Capstar Special Acquisition Corp ("Capstar"), or 30 days following the termination of such business combination. In the event of the business combination termination, the Company, who represented the majority of the note holders, could have elected to convert the note at the next equity financing at a discount of 25% from the financing price. The note bore interest at a rate of 10% per annum.

The note was repaid by Gelesis in January 2022 due to the closing of the business combination between Gelesis and Capstar on January 13, 2022.
Note from Associate
On July 27, 2022, PureTech, as a lender, entered into an unsecured Short Term Promissory Note ("Note") with Gelesis (GLS), as a borrower, in the amount of $15.0 million. The Note bears an annual interest rate of 15% per annum and accrues until the note is repaid. The term of the Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis.
In case of default, PureTech will be issued a warrant which shall entitle PureTech to purchase at an exercise price per share of $0.01 a number of shares of Gelesis common Stock equal to (i) (A) 0.2 multiplied by (B) the amount of outstanding principal and accrued interest under the Note as of the date of conversion described below, divided by (ii) the volume weighted average price of each share of Common Stock, as reported by the New York Stock Exchange, for the last five (5) trading days ("the “Common Stock VWAP”) occurring immediately prior to the date of exercise. In addition, PureTech will have the option to convert the amount of outstanding principal and accrued interest under the Note into a number of shares of Gelesis Common Stock (the “Conversion Securities”) equal to (i) the amount of outstanding principal and accrued interest under the Note as of the date of such conversion, divided by (ii) the lesser of the price per share of (A) the Gelesis common Stock, as reported by the New York Stock Exchange, as of 4:00 P.M. Eastern Time on the date of the conversion notice or (B) the Common Stock VWAP as of the day prior to the date of the conversion notice.
Based on the terms of the note, the note is required to be measured at fair value with changes in fair value recorded through profit and loss. The fair value of the note as of December 31, 2022 was $16.5 million. During the year ended December 31, 2022 the Group recorded $963 thousand of interest income and a gain of $539 thousand for the change in the fair value of the note. The change in the fair value of the note was recorded in the line item Other Income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss).
The note was valued using a discounted cash flow approach of the probability weighted future returns on the note, using a discount rate of 28.9%. Increasing or decreasing the discount rate by 5.0% will decrease or increase the value, respectively, by approximately $0.4 million. Also, increasing the estimated term to a qualified financing by 6 months (estimated as 3 months from December 31, 2022) will decrease the fair value by approximately $0.9 million.
Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH. See Note 26 for additional details, including information related to an additional note issued by Gelesis to the Group after balance sheet date.
Fair Value Measurement and Classification
The fair value of financial instruments by category at December 31, 2022 and 2021:

	2022
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
Money Markets[1,2]	95,249	—	95,249	—	—	95,249
Short-term investments[1]	200,229	—	200,229	—	—	200,229
Note from associate	16,501	—	—	—	16,501	16,501
Investments held at fair value	251,892	—	239,299	—	12,593	251,892
Trade and other receivables[3]	11,867	—	—	11,867	—	11,867
Total financial assets	575,738	—	534,777	11,867	29,094	575,738
Financial liabilities:
Subsidiary warrant liability	—	47	—	—	47	47
Subsidiary preferred shares	—	27,339	—	—	27,339	27,339
Subsidiary notes payable	—	2,345	—	2,097	248	2,345
Share based liability awards	—	5,932	4,396	—	1,537	5,932
Total financial liabilities	—	35,664	4,396	2,097	29,171	35,664
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Included within Cash and cash equivalents
3    Outstanding receivables are owed primarily by government agencies and large corporations, virtually all of which are investment grade.

As of balance sheet date the long term loan book value (see Note 20) approximated its fair value due to its variable rate.

	2021
	Carrying Amount		Fair Value
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:
Money Markets[1]	432,649	—	432,649	—	—	432,649
Short-term note from associate	15,120	—	—	—	15,120	15,120
Investments held at fair value[2]	493,888	—	254,355	—	239,533	493,888
Trade and other receivables[3]	3,174	—	—	3,174	—	3,174
Total financial assets	944,832	—	687,005	3,174	254,653	944,832
Financial liabilities:
Subsidiary warrant liability	—	6,787	—	—	6,787	6,787
Subsidiary preferred shares	—	174,017	—	—	174,017	174,017
Subsidiary notes payable	—	4,641	—	1,945	2,696	4,641
Share based liability awards	—	7,362	6,081	—	1,281	7,362
Total financial liabilities	—	192,808	6,081	1,945	184,781	192,808
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade. Included within Cash and cash equivalents
2    Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).
3    Outstanding receivables are owed primarily by government agencies, virtually all of which are investment grade.

17.    Subsidiary Notes Payable
The subsidiary notes payable are comprised of loans and convertible notes. As of December 31, 2022 and December 31, 2021, the loan in Follica and the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

	2022 $000s	2021 $000s
As of December 31,
Loans	2,097	1,945
Convertible notes	248	2,696
Total subsidiary notes payable	2,345	4,641
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $2.0 million and $1.9 million as of December 31, 2022 and December 31, 2021, respectively. The increase in 2022 is attributed to interest expense for the year ended December 31, 2022.
Convertible Notes
Convertible Notes outstanding were as follows:

	Vedanta $000s	Knode $000s	Appeering $000s	Sonde $000s	Total $000s
January 1, 2021	25,000	89	134	—	25,223
Gross principal - issuance of notes - financing activity	—	—	—	2,215	2,215
Accrued interest on convertible notes - finance costs	797	5	8	70	880
Conversion to subsidiary preferred shares	(25,797)	—	—	—	(25,797)
Change in fair value - finance costs	—	—	—	175	175
December 31, 2021 and January 1, 2022	—	94	141	2,461	2,696
Gross principal - issuance of notes - financing activity	—	—	—	393	393
Accrued interest on convertible notes - finance costs	—	5	8	48	60
Change in fair value - finance costs	—	—	—	502	502
Deconsolidation	—	—	—	(3,403)	(3,403)
December 31, 2022	—	99	149	—	248
On December 30, 2020, Vedanta issued a $25.0 million convertible promissory note to an investor. The note bore interest at an annual rate of 6.0 percent and its maturity date was the first anniversary of the note. Prepayment of the note was not allowed and there was no conversion discount feature on the note. The note was mandatorily convertible in a Qualified equity financing and a Qualified Public Offering at the current price of the financing or offering, all as defined in the note purchase agreement. In addition, the note allowed for optional conversion immediately prior to a Non Qualified public offering, Non Qualified Equity financing, or a Corporate transaction and for a pay-out in the case of a change of control transaction. On July 19, 2021, upon the occurrence of Vedanta's Series D preferred share issuance that was considered to be a Qualified Equity Financing, the entire outstanding amount of the note, principal and interest, was converted into Series D preferred shares of Vedanta at the current price of the financing. For further details, please see Note 15.

On April 6, 2021, and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4.3 million, of which $2.2 million were issued to third party shareholders (and $2.1 million were issued to the Company and eliminated in consolidation). In addition, in March 2022 Sonde issued an additional amount of $0.9 million, of which $0.4 million were issued to third parties (and $0.5 million issued to PureTech and eliminated in consolidation). The notes bore interest at an annual rate of 6.0 percent and were to mature on the second anniversary of the issuance. The notes were to mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allowed for optional conversion concurrently with a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. Upon the completion of the Preferred B round of financing in Sonde on May 25, 2022, the Group lost control in Sonde and all convertible notes were derecognized as part of the deconsolidation - See Note 5.
For the Vedanta and Sonde convertible notes, since these Notes contained embedded derivatives, the Notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The Vedanta convertible note was settled through its conversion in July 2021 and the Sonde notes were deconsolidated in May 2022. See above.

18.     Non-Controlling Interest
During the year ended December 31, 2022, Sonde Health, Inc was deconsolidated and therefore transferred retroactively to the Non-Controlled Founded Entity segment. See Note 5. Investments Held at Fair Value.
The Company has revised in the 2022 financial statements the prior period financial information related to the segmentation of NCI, to conform to the presentation as of and for the year ending December 31, 2022. Please refer to Note 4 “Segment Information” for further details regarding reportable segments.
The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment:

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Total $000s
Balance at January 1, 2020 *	(8,682)	1,465	(11,016)	593	(17,639)
Share of comprehensive loss	(191)	(905)	(306)	(15)	(1,417)
Equity settled share-based payments	305	2,395	122	—	2,822
Other	—	11	19	(6)	24
Balance at December 31, 2020 and January 1, 2021 *	(8,567)	2,966	(11,181)	574	(16,209)
Share of comprehensive loss	(96)	(1,634)	(436)	15	(2,151)
NCI exercise of share-based awards in subsidiaries - change in NCI interest	—	(5,922)	—	—	(5,922)
Equity settled share-based payments	(4)	6,224	32	—	6,252
Acquisition of a subsidiary non controlling interest	8,668	—	—	—	8,668
Other	—	—	—	(6)	(6)
Balance at December 31, 2021 and January 1, 2022	—	1,634	(11,585)	583	(9,368)
Share of comprehensive income (loss)	—	13,604	(330)	15	13,290
NCI exercise of share-based awards	—	(15,164)	—	—	(15,164)
Deconsolidation of subsidiaries	—	—	11,904	—	11,904
Equity settled share-based payments	—	4,703	8	—	4,711
Other	—	—	2	(6)	(4)
Balance as of December 31, 2022	—	4,778	—	592	5,369
*    Revised to reclassify Sonde to the Non-controlled Founded Entities segment to comply with current period classification. See Note 4.

The following tables summarize the financial information related to the Group’s subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

	2022
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss
Total revenue	—	12,202	—	12,202
Income/(loss) for the year	—	98,633	1,003	99,636
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss) for the year	—	98,633	1,003	99,636
Statement of Financial Position
Total assets	—	35,341	(100)	35,241
Total liabilities	—	76,635	(11,057)	65,578
Net assets/(liabilities)	—	(41,294)	10,957	(30,336)
As of December 31, 2022, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc are 19.9 percent, 11.7 percent, and 12.2 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

	2021
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss
Total revenue	—	7,771	—	7,771
Income/(loss) for the year	—	(50,436)	792	(49,644)
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss) for the year	—	(50,436)	792	(49,644)
Statement of Financial Position
Total assets	—	66,279	(161)	66,118
Total liabilities	—	228,856	(10,755)	218,101
Net assets/(liabilities)	—	(162,576)	10,594	(151,982)
As of December 31, 2021, Controlled Founded Entities with non-controlling interests primarily include, Follica Incorporated, Sonde Health Inc., Entrega Inc. and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 19.9 percent, 11.7 percent, 6.2 percent and 3.7 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

	2020
For the year ended December 31	Internal $000s	Controlled Founded Entities $000s	Intra-group eliminations	Total
Statement of Comprehensive Loss
Total revenue	3,267	1,957	—	5,224
Income/(loss) for the year	(2,407)	(53,535)	1,073	(54,869)
Total comprehensive income/(loss) for the year	(2,407)	(53,535)	1,073	(54,869)
As of December 31, 2020, Internal segment with non-controlling interests includes Alivio, Controlled Founded Entities with non-controlling interests primarily include, Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Alivio Therapeutics, Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 8.1 percent, 19.9 percent, 4.5 percent and 0.4 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.
On June 11, 2021, PureTech acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non controlling interests amounted to $1.2 million, to be paid in three equal installments, with the first installment of $0.4 million paid at the effective date of the transaction and two additional installment to be paid upon the occurrence of certain contingent events. The Group recorded a contingent consideration liability of $0.6 million at fair value for the two additional installments, resulting in a total acquisition cost of $1.0 million. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9.6 million was recorded directly as a charge to shareholders’ equity. The second installment of $0.4 million was paid in July 2021, upon the occurrence of the contingent event specified in the agreement. The contingent consideration liability is adjusted to fair value at the end of each reporting period with changes in fair value recorded in earnings. Changes in fair value of the aforementioned contingent consideration liability were not material. As of December 31, 2022, the remaining contingent liability was reduced to zero as the second contingent event did not occur.

On December 1, 2021, options holders in Entrega exercised options into shares of common stock, increasing the NCI interest held from 0.2 percent to 11.7 percent. During 2021 option holders in Vedanta exercised options and increased the NCI interest to 3.7 percent. The exercise of the options resulted in an increase in the NCI share in Entrega's and Vedanta's shareholder's deficit of $5.9 million. The consideration paid by NCI ($0.1 million) together with the increase in NCI share in Entrega's and Vedanta's shareholder deficit ( $5.9 million) amounted to $6.0 million and was recorded as a gain directly in shareholders' equity.
On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7 percent to 12.2 percent. The exercise of the options resulted in an increase in the NCI share in Vedanta's shareholder's deficit of $15.2 million. The consideration paid by NCI ($7.2 thousand) together with the increase in NCI share in Vedanta's shareholder deficit ($15.2 million) amounted to $15.2 million and was recorded as a gain directly in shareholders' equity.
19.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

As of December 31,	2022 $000s	2021 $000s
Trade payables	26,504	11,346
Accrued expenses	24,518	17,309
Income tax payable	57	57
Liability settled share based awards	1,805	4,703
Other	1,957	2,403
Total trade and other payables	54,840	35,817
20.     Long-term loan
In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments prior to 2023. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1.1 million. As part of the loan agreement, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15.4 million as of December 31, 2022.
The following table summarizes long-term loan activity for the years ended December 31, 2022 and 2021:

	Long-term loan
	2022 $000s	2021 $000s
Balance at January 1,	15,118	14,818
Accrued interest	1,755	1,502
Interest paid	(1,436)	(1,201)
Other	(38)	—
Balance at December 31,	15,400	15,118
The following table summarizes Vedanta's future principal payments for the long-term loan as of December 31, 2022:

Balance Type	2023	2024	2025	Total
Principal	5,156	5,625	4,219	15,000
Balance of accreted premium net of unamortized issuance costs				400
Total				15,400
The long-term loan is presented as follows in the Statement of Financial Position as of December 31, 2022 and 2021:

	Long-term loan
	2022 $000s	2021 $000s
Current portion of Long-term loan	5,156	857
Long-term loan	10,244	14,261
Total Long-term loan	15,400	15,118

21     Leases
The activity related to the Group’s right of use asset and lease liability for the years ended December 31, 2022 and 2021 is as follows:

	Right of use asset, net
	2022 $000s	2021 $000s
Balance at January 1,	17,166	20,098
Additions	163	739
Tenant improvement - lease incentive	—	(733)
Depreciation	(3,047)	(2,938)
Balance at December 31,	14,281	17,166

	Total lease liability
	2022 $000s	2021 $000s
Balance at January 1,	32,990	35,348
Additions	163	1,016
Cash paid for rent - principal - financing cash flow	(4,025)	(3,375)
Cash paid for rent - interest	(1,982)	(2,181)
Interest expense	1,982	2,181
Balance at December 31,	29,128	32,990
Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $3.0 million, $2.9 million and $2.7 million for the years ended December 31, 2022, 2021 and 2020 respectively.
The following details the short term and long-term portion of the lease liability as of December 31, 2022 and 2021:

	Total lease liability
	2022 $000s	2021 $000s
Short-term Portion of Lease Liability	4,972	3,950
Long-term Portion of Lease Liability	24,155	29,040
Total Lease Liability	29,128	32,990
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2022 $000s
Less than one year	6,673
One to two years	6,763
Two to three years	5,168
Three to four years	4,419
Four to five years	4,551
More than five years	7,483
Total undiscounted lease maturities	35,056
Interest	5,928
Total lease liability	29,128
During the year ended December 31, 2019, PureTech entered into a lease agreement for certain premises consisting of approximately 50,858 rentable square feet of space located at 6 Tide Street. The lease commenced on April 26, 2019 (“Commencement Date”) for an initial term consisting of ten years and three months and there is an option to extend for two consecutive periods of five years each. The Company assessed at lease commencement date whether it is reasonably certain to exercise the extension options and deemed such options not reasonably certain to be exercised. The Company will reassess whether it is reasonably certain to exercise the options only if there is a significant event or significant changes in circumstances within its control.

On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company’s former offices at the 501 Boylston Street building. The sublessee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease. As of December 31, 2022, the balances related to the sublease were as follows:

Total lease receivable $000s
Short-term Portion of Lease Receivable	450
Long-term Portion of Lease Receivable	835
Total Lease Receivable	1,285
The following table details the future maturities of the lease receivable, showing the undiscounted lease payments to be received after the reporting date:

2022 $000s
Less than one year	513
One to two years	523
Two to three years	353
Total undiscounted lease receivable	1,389
Unearned Finance income	103
Net investment in the lease	1,285
On August 6, 2019, PureTech executed a sublease agreement with Dewpoint Therapeutics, Inc. (“Dewpoint”). The sublease was for approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, where the Company’s offices are currently located. Dewpoint obtained possession of the premises on September 1, 2019 with a rent period term that began on September 1, 2019, and expired on August 31, 2021. The sublease was determined to be an operating lease.
Rental income recognized by the Company during the years ended December 31, 2021 and 2020 was $0.6 million and $1.1 million, respectively and is included in the Other income/(expense) line item in the Consolidated Statements of Comprehensive Income/(Loss).
22.     Capital and Financial Risk Management
Capital Risk Management
The Group's capital and financial risk management policy is to maintain a strong capital base so as to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has some external debt and no material externally imposed capital requirements. The Group’s share capital is clearly set out in Note 14.
Management continuously monitors the level of capital deployed and available for deployment in the Internal segment and at the corporate level as well as at Controlled Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position.
The Group’s Directors have overall responsibility for establishment and oversight of the Group's capital and risk management framework. The Group is exposed to certain risks through its normal course of operations. The Group’s main objective in using financial instruments is to promote the development and commercialization of intellectual property through the raising and investing of funds for this purpose. The Group’s policies in calculating the nature, amount and timing of investments are determined by planned future investment activity. Due to the nature of activities and with the aim to maintain the investors’ funds as secure and protected, the Group’s policy is to hold any excess funds in highly liquid and readily available financial instruments and maintain insignificant exposure to other financial risks.
The Group has exposure to the following risks arising from financial instruments:
Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short term investments, and trade and other receivables. The Group held the following balances (not including the income tax receivable resulting from overpayment of income taxes, see Note 25):

	2022 $000s	2021 $000s
As of December 31
Cash and cash equivalents	149,866	465,708
Short-term investments	200,229	—
Trade and other receivables	11,867	3,174
Total	361,961	468,882
The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the Group believes are of high credit quality. Further the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.

The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses owing largely to a small number of counterparties and the high credit quality of most counterparties (primarily the US government and large funds with respect to grant income and large high credit quality corporations).
The aging of trade and other receivables that were not impaired at December 31 is as follows:

As of December 31	2022 $000s	2021 $000s
Not impaired	11,867	3,174
Total	11,867	3,174
With regard to the Note from associate, such note is presented at fair value which incorporates, among other factors, the credit risk of the counterparty. See Note 16 for details.
Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group actively manages its risk of a funds shortage by closely monitoring the maturity of its financial assets and liabilities and projected cash flows from operations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Due to the nature of these financial liabilities, the funds are available on demand to provide optimal financial flexibility.
The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2022 and 2021, based on contractual undiscounted payments:

As of December 31	2022
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s (*)
Long-term loan (non-current + current)	15,400	1,838	5,281	11,413	18,531
Subsidiary notes payable	2,345	2,345	—	—	2,345
Trade and other payables	54,840	54,840	—	—	54,840
Warrants[2]	47	47	—	—	47
Subsidiary preferred shares (Note 15)[1]	27,339	27,339	—	—	27,339
Total	99,971	86,409	5,281	11,413	103,103

As of December 31	2021
	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s (*)
Long-term loan	15,118	296	2,182	16,274	18,752
Subsidiary notes payable	4,641	4,641	—	—	4,641
Trade and other payables	35,817	35,817	—	—	35,817
Warrants[2]	6,787	6,787	—	—	6,787
Subsidiary preferred shares (Note 15)[1]	174,017	174,017	—	—	174,017
Total	236,381	221,559	2,182	16,274	240,015
1    Redeemable only upon a liquidation or Deemed liquidation event, as defined in the applicable shareholder documents.
2    Warrants issued by subsidiaries to third parties to purchase preferred shares.
*    Does not include payments in respect of lease obligations. For the contractual future payments related to lease obligations, see Note 21.

Interest Rate Sensitivity
As of December 31, 2022, the Group had cash and cash equivalents of $149.9 million, and short term investments of $200.2 million. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.

Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 15, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group’s strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable the Group to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to dissolution or liquidation. Accordingly, the Group views exposure to 3rd party preferred share liability as low.
Non-Controlled Founded Entity Investments
The Group maintains certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1). The Group's exposure to investments held at fair value is $251.9 million as of December 31, 2022, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an Associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the investments. Accordingly, the Group does not view this as a high risk. As of December 31, 2022, Gelesis and Sonde are the only associates. The carrying amount of the investment in Gelesis and Sonde as associates was $9.1 million. Please refer to Notes 5, 6 and 16 for further information regarding the Group's exposure to Non-Controlled Founded Entity Investments.
Equity Price Risk
As of December 31, 2022, the Group held 1,054,464 common shares of Karuna, 2,671,800 common shares of Vor and 12,527,477 common shares of Akili. The fair value of these investments in Karuna, Vor and Akili was $239.0 million.
The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares as of December 31, 2022, would have been a loss of approximately $23.9 million, that would have been recognized as a component of Other income (expense) in the Consolidated Statements of Comprehensive Income/(Loss).
Foreign Exchange Risk
The Group maintains consolidated financial statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods. See Note 9.
The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes.
23    Commitments and Contingencies
The Group is party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2022, these milestone events have not yet occurred and therefore the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group and many of these milestone events are remote of occurring. As of December 31, 2022, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $8.7 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 12.
The Group is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of December 31, 2022, the noncancellable commitments in respect of such contracts amounted to approximately $11.3 million.

24.    Related Parties Transactions
Related Party Subleases and royalties
During 2019, PureTech executed a sublease agreement with a related party, Gelesis. Please refer to Note 21 for further details regarding the sublease.
The Group receives royalties from Gelesis on its product sales. Such royalties amounted to $509 thousand and $231 thousand for the years ended December 31, 2022 and 2021, respectively and are presented in Contract revenue in the Consolidated Statements of Comprehensive Income/(Loss).
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including compensation provided to non-executive directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

	2022 $000s	2021 $000s	2020 $000s
As of December 31
Short-term employee benefits	4,369	4,666	4,833
Share-based payment expense	2,741	4,045	5,822
Total	7,109	8,711	10,656
Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods.
For cash settlements of share based awards – see Note 8.
In addition the Company paid remuneration to non-executive directors in the amounts of $655 thousand, $605 thousand and $690 thousand for the years ended December 31, 2022, 2021, and 2020, respectively. Also, the Company incurred $365 thousand and $161 thousand of stock based compensation expense for such non-executive directors for the years ended December 31, 2022 and 2021, respectively. There is no stock based compensation expense for such non-executive directors for the year ended December 31, 2020.
During the years ended December 31, 2022 and 2021, the Company incurred $51 thousand, and $181 thousand, respectively of expenses paid to related parties.
Convertible Notes Issued to Directors
Certain related parties of the Group have invested in convertible notes issued by the Group’s subsidiaries. As of December 31, 2022 and 2021, the outstanding related party notes payable totaled $99 thousand and $94 thousand respectively, including principal and interest.
The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 17.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at December 31, 2022:

	Business Name (Share Class)	Number of shares held as of December 31, 2022	Number of options held as of December 31, 2022	Number of RSUs held as of December 31, 2022	Ownership Interest¹
Directors:
Ms Daphne Zohar²	Gelesis (Common)	465,121	3,303,306	1,349,697	4.45%
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.09%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
	Gelesis (Common)	139,625	—	50,639	0.12%
Dr John LaMattina[3]	Akili (Common)	56,554	—	—	0.07%
	Gelesis (Common)[3]	395,035	37,129	—	0.38%
	Vedanta Biosciences (Common)	25,000	—	—	0.17%
Senior Managers:
Dr Bharatt Chowrira	Karuna (Common)	5,000	—	—	0.01%
Dr Joseph Bolen	Vor (Common)	—	9,191	—	0.01%
1    Ownership interests as of December 31, 2022 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Common shares, RSUs and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms. Zohar recuses herself from any and all material decisions with regard to Gelesis.
3    Dr John and Ms Mary LaMattina hold 345,035 shares of common shares in Gelesis. Individually, Dr LaMattina holds 50,000 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount o $50,000.

Directors and senior managers hold 25,371,839 ordinary shares and 9.1 percent voting rights of the Company as of December 31, 2022. This amount excludes options to purchase 2,350,000 ordinary shares. This amount also excludes 6,448,899 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2022, 2021 and 2020, and 172,056 shares, which are issuable to directors immediately prior to the Company's 2023 Annual General Meeting of Stockholders based on the terms of the RSU awards granted to non-executive directors in 2022. Such shares will be issued to such senior managers and non executive directors in future periods provided that performance and/or service conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.
Note from Associate
See Note 16 for details on the notes issued by Gelesis to the Company. The Company recognized finance income of 1.6 million with respect to interest and changes in fair value related to the notes.
As of December 31, 2022 the Group has a receivable from an associate in the amount of 1.1 million.

25.     Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2022, 2021 and 2020, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Company owned greater than 80 percent of the vote and value. For the years ended December 31, 2022, 2021 and 2020, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Company owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.
Amounts recognized in Consolidated Statements of Comprehensive Income/(Loss):

	2022 $000s	2021 $000s	2020 $000s
As of December 31
Income/(loss) for the year	(37,065)	(62,709)	4,568
Income tax expense/(benefit)	(55,719)	3,756	14,401
Income/(loss) before taxes	(92,783)	(58,953)	18,969
Recognized income tax expense/(benefit):

	2022 $000s	2021 $000s	2020 $000s
As of December 31
Federal	13,065	22,138	21,796
Foreign	—	—	—
State	1,336	109	—
Total current income tax expense/(benefit)	14,401	22,247	21,796
Federal	(48,240)	(15,416)	(7,349)
Foreign	—	—	—
State	(21,880)	(3,075)	(46)
Total deferred income tax expense/(benefit)	(70,120)	(18,491)	(7,395)
Total income tax expense/(benefit), recognized	(55,719)	3,756	14,401
The tax expense/(benefit) was $(55.7) million, $3.8 million and $14.4 million in 2022, 2021 and 2020 respectively. The increase in tax benefit for the year ended December 31, 2022 is primarily the result of the loss before taxes in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company.

Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2022		2021		2020
As of December 31	$000s	%	$000s	%	$000s	%
US federal statutory rate	(19,486)	21.00	(12,380)	21.00	3,984	21.00
Effects of state tax rate in U.S.	(8,043)	8.67	(4,484)	7.61	1,844	9.72
R&D and orphan drug tax credits	(6,876)	7.41	(5,056)	8.58	(5,642)	(29.74)
Non deductible share based payment expenses	788	(0.85)	555	(0.94)	327	1.73
Finance income/(costs) – fair value accounting	(28,783)	31.02	(2,017)	3.42	919	4.84
Loss with respect to associate for which no deferred tax asset is recognized	1,413	(1.52)	11,542	(19.58)	—	—
Change in blended state rate impact due to state apportionment change	(8,856)	9.54	—	—	—	—
Transaction Costs	—	—	309	(0.52)	361	1.91
Interest Expense	69	(0.07)	217	(0.37)	(2,258)	(11.91)
Executive Compensation	300	(0.32)	746	(1.27)	827	4.36
Recognition of deferred tax assets and tax benefits not previously recognized	(184)	0.20	(414)	0.70	—	—
Current year losses for which no deferred tax asset is recognized	17,287	(18.63)	14,375	(24.38)	13,948	73.53
Sonde Deconsolidation	(3,572)	3.85	—	—	—	—
Other	224	(0.25)	363	(0.62)	91	0.48
	(55,719)	60.05	3,756	(6.37)	14,401	75.92
The Company is also subject to taxation in the UK but to date no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).
Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2022 $000s	2021 $000s
As of December 31
Operating tax losses	48,317	46,982
Tax credits	11,101	10,673
Share-based payments	8,423	7,265
Capitalized Research & Experimental Expenditures	36,084	—
Investment in Associates	13,036	11,542
Lease Liability	7,143	8,969
Other temporary differences	2,957	2,665
Deferred tax assets	127,061	88,096
Investments held at fair value	(47,877)	(96,804)
ROU asset	(3,519)	(4,667)
Fixed assets	(2,348)	(3,547)
Deferred tax liabilities	(53,744)	(105,018)
Deferred tax assets (liabilities), net	73,317	(16,922)
Deferred tax liabilities, net, recognized	(19,645)	(89,765)
Deferred tax assets (liabilities), net, not recognized	92,962	72,843
We have recognized deferred tax assets related to entities in the U.S. Federal and Massachusetts consolidated return groups due to future reversals of existing taxable temporary differences that will be sufficient to recover the net deferred tax assets. Our unrecognized deferred tax assets of $93.0 million are primarily related to tax credit, loss carryforwards and deductible temporary differences in subsidiaries outside the U.S. Federal and Massachusetts consolidated return groups. Such deferred tax assets have not been recognized because it is not probable that future taxable profits will be available to support their realizability. The unrecognized deferred tax assets, to a lesser extent, also relate to unrecognized deferred tax assets with respect to a portion of Section 174 capitalized research & experimental expenditures which became effective in 2022 under the Tax Cuts and Jobs Act and an investment in an associate since the Group does not believe it is probable that such tax benefits will be realized in the foreseeable future.

There was movement in deferred tax recognized, which impacted income tax expense by approximately $70.1 million benefit, primarily related to changes in the value of investments and Section 174 capitalized research & experimental expenditures. The Company sold a portion of its stock in Karuna and VOR during 2022 resulting in net taxable income and current tax expense of $14.4 million.
Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2022 $000s		2021 $000s
As of December 31
	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Deductible Temporary Difference	132,145	33,544	59,925	16,224
Tax Losses	219,466	48,317	215,425	46,982
Tax Credits	11,101	11,101	9,636	9,636
Total	362,712	92,962	284,986	72,843
Tax Losses and tax credits carryforwards
Tax losses and tax credits for which no deferred tax asset was recognized

As of December 31	2022 $000s		2021 $000s

	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Tax losses expiring:
Within 10 years	23,930	5,387	19,735	4,343
More than 10 years	42,822	10,509	47,937	11,611
Available Indefinitely	152,714	32,421	147,753	31,028
Total	219,466	48,317	215,425	46,982
Tax credits expiring:
Within 10 years	43	43	4	4
More than 10 years	11,058	11,058	9,632	9,632
Available indefinitely	—	—	—	—
Total	11,101	11,101	9,636	9,636
The Group had U.S. federal net operating losses carry forwards (“NOLs”) of approximately $219.5 million, $215.4 million and $169.7 million as of December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $152.7 million which is not subject to expiration. The Group had U.S. Federal research and development tax credits of approximately $4.5 million, $3.9 million and $3.9 million as of December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxes that expire at various dates through 2042. The Group also had Federal Orphan Drug credits of approximately $6.1 million and $5.7 million as of December 31, 2022, and 2021, which are available to offset future taxes that expire at various dates through 2042. A portion of these Federal NOLs and credits can only be used to offset the profits from the Company’s subsidiaries who file separate Federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Group had state net operating losses carry forwards (“NOLs”) of approximately $71.7 million, $27.9 million and $67.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $0.6 million, $1.3 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxes and expire at various dates through 2037. These NOLs and credits are subject to review and possible adjustment by the Massachusetts Department of Revenue.
Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company notes that a 382 analysis was performed through December 31, 2022. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Company’s tax attributes which are subject to a restrictive Section 382 limitation have been recognized in the financial statements.
Tax Balances
The current tax related balances are presented in the Statement of Financial Position as follows:

As of December 31	2022 $000s	2021 $000s
Income tax receivable – current	10,040	4,514
Trade and Other Payables	(57)	(57)
Uncertain Tax Positions
The Company has no uncertain tax positions as of December 31, 2022. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.
26.    Subsequent Events

The Company has evaluated subsequent events after December 31, 2022, the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following:
On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors. The initial close of the debt was for proceeds of approximately $88.5 million. The note carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. As part of the issuance of the debt, the convertible debt holders were granted representation in Vedanta's Board of Directors and PureTech lost control over Vedanta. On April 24, 2023, Vedanta closed the second tranche of the convertible debt for additional proceeds of $18.0 million, of which $5.0 million were invested by the Company.
On March 22, 2023, the Company entered into an agreement with Royalty Pharma according to which Royalty Pharma acquired an interset in the Group's royalty from Karuna's KarXT, with $100.0 million in cash up-front, and up to $400.0 million in additional cash consideration, contingent on the achievement of certain regulatory and commercial milestones.
Gelesis
On February 21, 2023, the Company entered into a Note and Warrant Purchase agreement with Gelesis for $5.0 million cash consideration. As part of the agreement, the Company received a short term convertible senior secured note of $5.0 million and warrants to purchase additional shares of Gelesis' common stock. The note carries an interest rate of 12 percent per annum and holds an initial maturity date of July 31, 2023 unless the note is earlier converted or redeemed by the issuer.
On April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in the Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH.
In addition, in April 2023 PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech.