Form 20-F
period 2023-12-31
PureTech Health plc
filed 2024-04-25
CIK 1782999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Bharatt Chowrira
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 271,853,731 outstanding as of December 31, 2023.

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
•the success, cost and timing of our clinical development within our Internal Programs and Founded Entities, including the progress of, and results from, our Internal Programs' and Founded Entities' preclinical and clinical trials of LYT-100, LYT-200, SPT-300 (formerly known as LYT-300) SPT-310 (formerly known as LYT-310) and SPT-320 (formerly known as LYT-320), our technology platforms and other potential therapeutic candidates within our Internal Programs and therapeutic candidates being developed by our Founded Entities;
•our ability to obtain and maintain regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Internal Programs or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates if cleared, certified, authorized or approved;
•our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Internal Programs or our Founded Entities are designed to target;
•our plans to pursue research and development of other future therapeutic candidates;
•the potential advantages of the therapeutic candidates within our Internal Programs and the therapeutic candidates being developed by our Founded Entities;
•the rate and degree of market acceptance and clinical utility of our therapeutic candidates;
•the success of our collaborations and partnerships with third parties;
•our estimates regarding the potential market opportunity for the therapeutic candidates within our Internal Programs and the therapeutic candidates being developed by our Founded Entities;
•our sales, marketing and distribution capabilities and strategy;
•our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Internal Programs and therapeutic candidates being developed by our Founded Entities;
•our intellectual property position;
•our expectations related to the use of capital;
•the effect of any pandemic or other public health crises, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations;
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
•As of December 31, 2023, we had never generated revenue from the therapeutic candidates within our Internal Programs, and we may never be operationally profitable.
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
•The therapeutic candidates within our Internal Programs and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized.
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
•Use of the therapeutic candidates within our Internal Programs or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
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
•We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships, which could cause us to expend significant resources and give rise to substantial business risk with no assurance of financial return.
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
•Issued patents covering our Internal Programs or our Founded Entities' therapeutics candidates could be found invalid or unenforceable if challenged in courts or patent offices.
•If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
•We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property.
•The COVID-19 pandemic has impacted, and any future global health crises may in the future impact, our business, including our clinical trials and preclinical studies, and may materially and adversely affect our business in the future.
•Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business.
•Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates. Delay or failure to advance our programs could adversely impact our business.
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

EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information required in this annual report on Form 20-F for the fiscal year ended December 31, 2023 (this "annual report on Form 20-F") of PureTech Health plc (the “Company”) set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2023”, portions of which are included as exhibit 15.1 to this annual report on Form 20-F. Only the information set out below with specific reference to items and pages of PureTech's "Annual Report and Accounts 2023" is deemed to be filed as part of this annual report on Form 20-F. Other information contained within PureTech's "Annual Report and Accounts 2023" that is not specified, including graphs and tabular data, is not included in this annual report on Form 20-F and is not deemed to be filed as part of this annual report on Form 20-F. Photographs are also not included. References herein to PureTech's websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this annual report on Form 20-F.
References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “PureTech” and “PureTech Health” refer to the Company, which is comprised of PureTech and its subsidiaries (together, the “Group”).
v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A. IDENTITY OF DIRECTORS
Not applicable.
B. IDENTITY OF SENIOR MANAGEMENT
Not applicable.
C. IDENTITY OF ADVISERS.
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [Reserved]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 186 to 223 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the heading "History and Development of the Company" on page 185 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results”.
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
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Highlights of the Year—2023” (for the years of 2021, 2022 and 2023) on page 1, “PureTech's Hub-and-Spoke Model” on page 10, "Internal Program" on page 11, “ESG Report— Patients-Ensuring Drug Efficacy and Safety” on page 33, “Risk Management—Risks related to regulatory approval" on page 61 and "Risk Management—Risks related to intellectual property protection" on page 63, “Financial Review—Revenue” on page 71, in each case of PureTech's "Annual Report and Accounts 2023" included as exhibit 15.1 to this annual report on Form 20-F, “Consolidated Statement of Comprehensive Income/(Loss),” “Notes to the Consolidated Financial Statements—Note 3. Revenue” and “Notes to the Consolidated Financial Statements—Note 4. Segment Information,” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Seasonality does not materially impact the Company's main business.
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
In addition to the competition we will face from the parties described above, we face competition for certain of the product candidates we are developing internally as well as the products we are advancing through our Founded Entities.
LYT-100
In the field of idiopathic pulmonary fibrosis (IPF), there are two approved drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs have unfavorable tolerability profiles, leading to sustained unmet need for novel therapies. In May 2022, a generic version of pirfenidone was approved in the US. Generic pirfenidone is also starting to be prescribed in some EU countries. Other potential competitive product candidates in various stages of development include, but are not limited to: United Therapeutics’ treprostinil in Phase 3 clinical trials, Boehringer Ingelheim’s BI1015550 in Phase 3 development, BMS’ BMS-986278 in Phase 3 clinical development, Avalyn’s AP01 which is expected to enter a Phase 2 or 3 trial , Pliant Therapeutics’ PLN-74809 in Phase 2 clinical development, and Horizon Therapeutics’ HZN-825 in Phase 2 clinical development.
LYT-200
We are aware of one current drug product candidate targeting galectin-9, FibroGen’s FG-3165, which FibroGen has disclosed that they are anticipating submitting an Investigational New Drug Application, or IND, for in the first quarter of 2024. Additionally, if we are successful in developing LYT-200 as an immuno-oncology (IO) treatment we would expect to compete with currently approved IO therapies and those that may be developed in the future. Current marketed IO products include CTLA-4, such as BMS’ Yervoy, and PD-1/PD-L1, such as BMS’ Opdivo, Merck’s Keytruda and Genentech’s Tecentriq, and T cell engager immunotherapies, such as Amgen’s Blincyto. In addition, there are other academic groups and/or companies that may be involved in pre-clinical research centered around galectin-9 as a therapeutic target.
SPT-300 (formerly known as LYT-300)
In the field of GABAA positive allosteric modulators, there are four approved drugs, allopregnanolone (Zulresso) and zuranolone (Zurzuvae), marketed by Sage Therapeutics, ganaxolone (Ztalmy), marketed by Marinus Pharmaceuticals, and cenobamate (Xcopri), marketed by SK Life Science. Other potential competitive product candidates in various stages of development include, Abbvie/Cerevel’s darigabat , Roche’s alogabat and Sage’s SAGE-324, all in Phase 2 clinical development.
SPT-310 (formerly known as LYT-310)
In the field of cannabidiol agents, there is one FDA approved drug, Epidiolex, marketed by Jazz Pharmaceuticals (originally GW Pharmaceuticals). Other potential competitive product candidates in various stages of development include Horizon/Zynerba Pharmaceuticals’ ZyGel in Phase 3 clinical development, Cardiol Therapeutics’ Cardiol Rx in Phase 2 clinical development.
SPT-320 (formerly known as LYT-320)
We are aware of only one other agomelatine agent in development, Alto Neuroscience’s ALTO-300. ALTO-300 successfully completed a Phase 2a open-label trial to evaluate predictive biomarkers for efficacy and safety. ALTO-300 is now in a placebo-

controlled Phase 2b trial and topline data is estimated to be in the second half of 2024. In addition, there are other academic groups that may be involved in research centered around agomelatine as a therapeutic target.
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
•completion of extensive preclinical laboratory tests and preclinical animal studies, certain of which must be performed in accordance with Good Laboratory Practice, or GLP, regulations and other applicable regulations;
•submission to the FDA of an IND, which must become effective before human clinical studies may begin;
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
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes, among other things, the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing suggesting a significant risk to humans exposed to the drug, and any clinically important increased rate of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
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
In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug within the approved indication. Such post-approval studies are often referred to as Phase 4 clinical studies. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.
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
NDA and BLA Review Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, including, among other things, the results from nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
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
Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review applications for original biologics or new-molecular-entity drugs within ten months after the filing date, or, if the application qualifies for priority review, six months after the filing date. In both standard and priority reviews, the review process may also be extended for a three-month period for the FDA to review additional information that is deemed a major amendment to an application.

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
After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place a resubmittedNDA or BLA in condition for approval, including requests for additional clinical studies, or other information supporting the application. Notwithstanding the submission of any additional information or data, the FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied.
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
Regulation of Combination Products in the United States
Certain therapeutic products are comprised of multiple components, such as drug or biologic components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug or biologic component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System Regulation, or QSR, currently applicable to medical devices.
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
Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review . An NDA or BLA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).
Additionally, depending on the designs of the applicable clinical trials, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit and may require such confirmatory studies be underway prior to granting accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies in a timely manner or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
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
The Hatch-Waxman Act also establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of non-patent data exclusivity upon approval of a new drug containing new chemical entities that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The Hatch-Waxman Act also provides three years of non-patent exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug's approval. As a general matter, the three year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.
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
A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of any existing periods of regulatory exclusivity or patent terms, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
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
De novo classification process
Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Manufacturers may request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination.
The FDA is required to classify a medical device within 120 days following receipt of a de novo request, although, in practice, the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that general controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.
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
Manufacturing processes for medical devices are currently required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
In addition, in February 2024, the FDA issued a final rule to amend and replace the QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices, to align more closely with the International Organization for Standardization standards. Specifically, this final rule, which the FDA expects to go into effect on February 2, 2026, establishes the Quality Management System Regulation, or QMSR, which, among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Until such time as the QMSR becomes effective, manufacturers of medical devices are still required to comply with the current QSR.

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
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the GLP principles, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
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
While the EU Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.
The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.
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
•“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of products, such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced-therapy medicinal products, or ATMPs (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and (iv) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops).“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in other member states through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the concerned member states, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the CMSs).
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
Data and Marketing Exclusivity
In the EU, innovative medicinal products (including both small molecules and biological medicinal products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. The data exclusivity period, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period can be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.
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
Orphan Medicinal Products
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions, (2) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) where it is unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the necessary investment in its development, and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition that have been authorized in the EU or, if such a method exists, the product in question would be of significant benefit to those affected by the condition.
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
European Pediatric Development
In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP, with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product candidate for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even where such results are negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval).
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
Drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. The EMA is responsible for evaluating the quality, safety and efficacy of MAAs submitted through the centralized procedure, including the safety and performance of the medical device in relation to its use with the medicinal product. The EMA or the EU member state national competent authority will assess the product in accordance with the rules for medicinal products described above but the device part must comply with Regulation (EU) No 2017/745, or the EU Medical Devices Regulation (including the general safety and performance requirements provided in Annex I). MAA must include—where available—the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the competent authority must require the applicant to provide a notified body opinion on the conformity of the device.
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
The aforementioned EU rules are generally applicable in the EEA
Regulation of Medical Devices in the European Union
In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive which has been repealed and replaced by the EU Medical Devices Regulation. Our Founded Entities' medical devices current certificates have been granted under the EU Medical Devices Directive whose regime is described below. However, as of May 26, 2021, some of the EU Medical Devices Regulation requirements apply in place of the corresponding requirements of the EU Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation .
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
To demonstrate compliance with the essential requirements laid down in Annex I to the EU Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the European Conformity, or CE mark, to the device, which allows the device to be placed on the market throughout the EU.
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
The EU Medical Devices Regulation became effective on May 26, 2021. In accordance with its recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 and (ii) legacy devices lawfully placed on the EU market after May 26, 2021 in accordance with the transitional provisions of the EU Medical Devices Regulation may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation, in particular the obligations described below.
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
All manufacturers placing medical devices on the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of a device on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.
The advertising and promotion of medical devices are subject to some general principles set forth in EU legislation. According to the EU Medical Devices Regulation, only devices that are CE marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules (for example, requiring that advertisements are evidenced, balanced and not misleading). Specific requirements are defined at a national level. EU member states’ laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.
In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities’ observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and, if such issues cannot be resolved to their satisfaction, can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions or civil or criminal penalties.
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
The IVDR fully applies since May 26, 2022. The IVDR fully applies since May 26, 2022. IVD MDs lawfully placed on the market pursuant to the Directive 98/79/EC, or EU IVDD, prior to May 26, 2022 may generally continue to be made available on the market or put into service until May 26, 2027, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU IVDR. The IVDR among other things:
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
Regulation of Companion Diagnostics in the European Union
In the EU, IVD MDs were regulated by the EU IVDD, which regulated the placing on the market, the CE marking, the essential requirements, the conformity assessment procedures, the registration obligations for manufactures and devices as well as the vigilance procedure. IVD MDs had to comply with the requirements provided for in the EU IVDD, and with further requirements implemented at national level (as the case may be).
The regulation of companion diagnostics is subject to further requirements since the IVDR became applicable on May 26, 2022. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a MAA for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a national competent authorities or the EMA.
Brexit and the Regulatory Framework in the United Kingdom
Since the end of the Brexit transition period on January 1, 2021, Great Britain, or GB (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. On February 27, 2023, the United Kingdom, or UK, Government and the European Commission reached a political agreement on the “Windsor Agreement” which will revise the Protocol on Ireland/Northern Ireland in order to address some of the perceived shortcomings in its operation. Under the changes, Northern Ireland will be reintegrated under the regulatory authority of the Medicines and Healthcare products Regulatory Agency, or MHRA, with respect to medicinal products. The UK Government has confirmed that the Windsor Agreement will come into effect on January 1, 2025, at which point the MHRA will be solely responsible for authorizing medicines for the Northern Ireland market. There could be additional uncertainty and risk around what these changes will mean to our business.
It remains unclear as to what extent the UK Government will seek to align its regulations with the EU. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain;however, new legislation such as the (EU) CTR is not applicable in GB. Whilst the EU-UK Trade and Cooperation Agreement, or TCA, includes the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU countries within the EMA Clinical Trial Information System, or CTIS, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal.
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
The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder opted out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. A new international recognition framework has applied since January 1, 2024, whereby the MHRA will have regard to decisions on the approval of MAs made by the EMA and certain other regulators when determining an application for a new GB MA.

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
All medical devices must be registered with the MHRA, and since January 1, 2022, manufacturers based outside the UK have been required to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.
On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. The MHRA seeks to amend the UK Medical Devices Regulations 2002, or the “UK MDR” (which continues to be based on the EU legislation which preceded the EU Medical Devices Regulation, EUIVDD, in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic medical device regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the Government has confirmed that core elements of the new regime are likely to apply from July 2025. Devices which have valid certification issued by EU notified bodies under the EU Medical Devices Regulation or EU Medical Devices Directive are subject to transitional arrangements. The UK Government has introduced legislation which provides that CE marked medical devices may be placed on the Great Britain market to the following transitional timelines:
•General medical devices compliant with the EU Medical Devices Directive or EU active implantable medical devices directive, or EU AIMDD, with a valid declaration and CE marking can be placed on the GB market up until the sooner of expiry of certificate or June 30, 2028;
•IVD MDs compliant with the EU IVDD can be placed on the GB market up until the sooner of certificate expiration or June 30, 2030; and
•General medical devices, including custom-made devices, compliant with the EU Medical Devices Regulation and IVD MDs compliant with the (EU) IVDR can be placed on the GB market up until June 30, 2030.
Following these transitional periods, it is expected that all medical devices will require a UK Conformity Assessment, or UKCA, mark. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to the regulations coming into force. However, from July 2025, products which do not have existing and valid CE certification under the EU Medical Devices Directive or EU Medical Devices Regulation and are therefore not subject to the transitional arrangements will be required to carry the UKCA mark if they are to be sold into the market in Great Britain. UKCA marking will not be recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the UK, differ from those in Great Britain (England, Scotland and Wales) and continues to be based on EU law.
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
Additional Laws and Regulations Governing International Operations
Our operations are subject to global anti-corruption laws, including the UK Bribery Act 2020 (“Bribery Act”), the . US Foreign Corrupt Practices Act ("FCPA"), and other applicable laws which generally prohibit us, our employees, and intermediaries acting on our behalf from corruptly authorizing, promising, offering, or providing, directly or indirectly, anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also prohibits: (i) “commercial” bribery of private parties, in addition to bribery involving domestic or foreign officials; (ii) the acceptance of bribes, as well as the giving of bribes; and (iii) “facilitation payments”, meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct that persons are already under obligations to perform. The Bribery Act also creates an offense applicable to corporate entities for failure to prevent bribery by our employees, officers, directors, and other third parties acting on our behalf, to which the only defense is to maintain “adequate procedures” designed to prevent such acts of bribery.
Compliance with global anti-corruption laws presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. We have policies and procedures designed to promote compliance with anti-corruption laws and may need to dedicate additional resources as our operations expand around the world.
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
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products and other medical items and services. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
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
Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products and MDs, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of commercial compliance programs, or require disclosure of marketing expenditures and pricing information.
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
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap,, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.
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
Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. In the EU, pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.
Health Technology Assessment, or HTA, of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states
In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highestpotential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
Data Privacy and Security Laws
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

C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the heading“Highlights of the Year—2023" on page 1 and- "PureTech's Hub-and-Spoke Model” on page 10 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference and "Notes to the Consolidated Financial Statements—Note 1. Material Accounting Policies" in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F .
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial Statements—Note 12. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 23. Leases and subleases” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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
Our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board ("IASB").
The following discussion contains references to the consolidated financial statements of PureTech Health plc and its consolidated subsidiaries, or the Company. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over the financial and operating policies. Where we have neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our consolidated financial statements, each of our Founded Entities are considered to be either a “subsidiary” or an “associate” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
A. OPERATING RESULTS
The information (including tabular data) set forth or referenced under the heading “Key Performance Indicators—2023” on page 67 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2023 Compared with 2022
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 68 to 80 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2022 Compared with 2021 is set forth under Item 5. A. Operating Results of PureTech's 2022 Form 20-F.
The information (including tabular data) set forth or referenced under the heading “Risk Management” on pages 60 to 64 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. LIQUIDITY AND CAPITAL RESOURCES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Viability" on pages 65 to 66 and "Financial Review—Cash Flow and Liquidity" on page 69 of PureTech's "Annual Report and Accounts 2023" included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 22. Long-term loan”, “Notes to the Consolidated Financial Statements—Note 23. Leases and subleases”, “Notes to the Consolidated Financial Statements—Note 24. Capital and Financial Risk Management ” and “Notes to the Consolidated Financial Statements—Note 25. Commitments and Contingencies”, in each case of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December 31, 2023, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of December 31, 2023 payments in respect of developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $7.4 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We are not able to predict when and if such milestone events will occur. Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 13. Intangible Assets" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We present the preferred shares issued by our subsidiaries to third parties as liabilities in our Consolidated Statement of Financial Position. Such preferred shares are redeemable only upon liquidation or deemed liquidation (as defined in the subsidiaries' incorporation documents) of the respective subsidiaries. We are unable to predict when and if such liquidation or deemed liquidation events will occur, and therefore when and if such shares will be redeemed, if at all.

As of December 31, 2023, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Notes to the Consolidated Financial Statements—Note 14. Other Financial Assets” included in our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We consider the Group's working capital to be sufficient for its present requirements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Overview - Giving Life To Science" on page 1 and “ESG Report- Patients—Bioethics: R&D” on page 32 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F and "Notes to the Consolidated Financial Statements - Note 4. Segment Information" of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. CRITICAL ACCOUNTING ESTIMATES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein "Notes to the Consolidated Financial Statements – Note 1. – Material Accounting Policies" of our consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 82 to 84, “Management team” on page 85 and "Directors’ Report for the year ended December 31, 2023” on pages 93 to 97 in each case of PureTech’s “Annual Report and Accounts 2023" included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Board Diversity
The table below provides certain information regarding the diversity of our Board and Directors as of the date of this annual report.

Board Diversity Matrix as of April 25, 2024
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Directors’ Report for the year ended December 31, 2023” on pages 93 to 97, “Directors’ Remuneration Report for the year ended December 31, 2023” on pages 102 to 112, “Directors’ Remuneration Policy” on pages 106 to 112, “Annual Report on Remuneration” on pages 113 to 122, in each case of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 9. Share-based Payments” of our audited consolidated financial statements included elsewhere in this annual report. References to the term audited within the "Annual Report on Remuneration" are not incorporated by reference within this Form 20-F.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings "Board of Directors" on pages 82 to 84 “The Board” on pages 86 to 90, “Report of the Nomination Committee” on page 98, “Report of the Audit Committee” on pages 99 to 101, and "Directors' Remuneration Report for the year ended December 31, 2023" on pages 102 to 112 in each case of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report— People” on pages 34 to 39 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2023” on pages 93 to 97 and “Annual Report on Remuneration” on pages 113 to 122, in each case of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference. For information regarding the share ownership of our directors and executive officers, see Item 7.A - "Major Shareholders". References to the term audited within the "Annual Report on Remuneration" are not incorporated by reference within this Form 20-F.
F. DISCLOSURE OF REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of by:
•each of our directors;
•each of our executive officers; and
•each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.
The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 270,209,101 ordinary shares outstanding as of March 31, 2024.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2024 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Shareholders
Invesco Ltd.[1]	23.8%
Lansdowne Partners Limited[2]	8.1%
Baillie Gifford & Co3	7.7%
Vanguard Group, Inc. [4]	4.2%
Patient Capital Management,[5]	3.9%
Recordati S.p.A [6]	3.5%
M&G Investment Management, LTD [7]	3.4%
Executive Officers and Directors
Daphne Zohar[8]	4.7%
Bharatt Chowrira, Ph.D., J.D.9	1%
Sharon Barber-Lui	*
Raju Kucherlapati, Ph.D.	*
John LaMattina, Ph.D.	*
Robert Langer, Sc.D.[10]	1.1%
Kiran Mazumdar-Shaw	*

*    Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.

We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 31, 2024, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 30% of our outstanding ordinary shares were held in the United States by approximately 78 holders of record.
1 Consists of 64,188,623 shares beneficially held. The address for Invesco Ltd. is c/o Invesco Ltd.,1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
2 Consists of 21,876,774 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
3 Consists of 20,662,288 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
4 Consists of 11,469,994 shares beneficially held. The address for Vanguard Group, Inc. is 455 Devon Park Dr Valley Forge, PA, 19482. .
5 Consists of 10,533,234 shares beneficially held. .The address for Patient Capital Management, Inc. is 100 Simcoe St., Suite 100, Toronto, ON M5H 3G2, Canada.
6 Consists of 9,554,140 shares beneficially held. The address for Recordati S.p.A. is c/o Via Civitali, 1, 20148 Milano, Italy.
7 Consists of 9,153,518 shares beneficially held. The address for M&G Investment Management, LTD is c/o 10 Fenchurch Avenue London EC3M 5BM, United Kingdom
8 Consists of an aggregate of 12,778,029 shares held by (i) the Zohar Family Trust I, a U.S. established trust of which Ms. Zohar is a beneficiary and trustee (ii) the Zohar Family Trust II, a U.S. established trust of which Ms. Zohar is a beneficiary (in the event of her spouse’s death) and trustee; (iii) Zohar LLC, a U.S. established limited liability company and (iv) Ms. Zohar owns or has a beneficial interest in 100 percent of the share capital of Zohar LLC. Effective April 8, 2024, Ms. Zohar resigned from her role as the Company’s Chief Executive Officer and as a member of the board of directors.
9 Consists of an aggregate of 1,00,001 shares beneficially held by Bharatt Chowrira, Ph.D., J.D., and 1,762,500 vested but unexercised options.
10 Consists of an aggregate of 2,976,831 shares held by (i) Langer Family 2020 Trust and (ii) Dr. Langer direct

The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2023—Substantial Shareholders” on page 93 and “Annual Report on Remuneration” on pages 113 to 122, in each case of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Change in Ownership of Major Shareholders
To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: headings “Directors’ Report for the year ended December 31, 2023—Related party transactions” on page 95, “Highlights of the Year – 2023” on page 1, "PureTech's Hub-and-Spoke Model" on page 10"and Founded Entities" on pages 13 to 21, in each case of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 26. Related Parties Transactions” of our audited consolidated financial statements included elsewhere in this annual report. For information regarding transactions with our Founded Entities, see Item 10.C - "Material Contracts."
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
Legal Proceedings
As of December 31, 2023, we were not party to any material legal matters or claims, except as noted below. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows. In March 2024, a complaint was filed against the Company alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Company subsidiary based on purported terms of a contract between such individual and the Company. The Company intends to defend itself vigorously though the ultimate outcome of this matter and the timing for resolution remains uncertain. No determination has been made that a loss, if any, arising from this matter is probable or that the amount of any such loss, or range of loss, is reasonably estimable.
B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report on Form 20-F and in the “Notes to the Consolidated Financial Statements—Note 28. Subsequent Events”, no significant change has occurred since the date of the most recent financial statements included elsewhere in this annual report on Form 20-F.

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
A copy of our Articles is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F for the year ended December 31, 2023.
C. MATERIAL CONTRACTS
Except as otherwise set forth below or as otherwise disclosed in this report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
The Company asked shareholders to approve a resolution to adopt a new PureTech Health plc Performance Share Plan, or PSP, at the Company’s Annual General Meeting (“AGM”) on June 13, 2023, to help better manage the potential dilution from equity incentives, a critically important part of our overall compensation program. The new PSP proposal passed with support from 96.8% of the shares voted at the AGM. Following the AGM, a new forward-looking limit of 10% of the issued share capital over the next 5 years was instituted for all new awards. Any forfeitures, cancellations, or withholdings from shares granted under the prior extinguished limit of the prior PSP are not eligible to be re-granted at any time under the new limit contained in the new PSP. As part of the change and the implementation of the new PSP, the Company removed the separate “5% in 10 years” dilution limit applicable to awards granted to senior employees such as Executive Directors, to ensure we have full flexibility in operating the new PSP going forward.

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
We entered into an Exclusive Patent License Agreement with Karuna, dated March 4, 2011, pursuant to which we granted Karuna an exclusive license to patent rights relating to combinations of a muscarinic activator with a muscarinic inhibitor for the treatment of central nervous system disorders. Karuna agreed to make milestone payments to us of up to an aggregate of $10 million upon the achievement of specified development and regulatory milestones. In addition, for the term of this agreement Karuna is obligated to pay us low single-digit running royalties on the worldwide net sales of any commercialized product covered by the licenses granted under this agreement. In the event that Karuna sublicenses any of the patent rights granted under this agreement, Karuna will be obligated to pay us royalties within the range of 15 percent to 25 percent on any income received from the sublicensee, excluding royalties. Karuna may terminate this agreement for any reason with proper prior notice to us, provided that it would lose its rights to the underlying patents as a result. Either party may terminate this agreement upon an uncured material breach by the other party. To date, we have not received any royalty payments pursuant to this agreement. We do not direct or control the development and commercialization of the intellectual property licensed pursuant to this agreement. The acquisition of Karuna by Bristol Meyers Squibb (NYSE: BMY), which closed on March 18, 2024 (the “Karuna Acquisition”), had no impact on our rights or obligations under the Exclusive Patent License Agreement with Karuna, which remains in full force and effect.
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
Gelesis Promissory Note and Convertible Notes
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
On February 21, 2023, we entered into a Note and Warrant Purchase Agreement (the “NPA”) with GLS, Gelesis (together with GLS, the “Notes Issuers”), Gelesis 2012, Inc. and Gelesis, LLC, as guarantors of the Convertible Notes, pursuant to which, for a cash purchase price of $5.0 million, (i) the Notes Issuers issued a short term secured convertible note in the aggregate principal amount of $5.0 million (the “Convertible Notes” and such initial issuance, the “Initial Notes”) to us and (ii) GLS issued warrants to purchase 23,688,047 shares of common stock of GLS (the “Warrants”) to us. The Convertible Notes are guaranteed by the domestic subsidiaries of Gelesis and are secured by a first-priority lien on any and all assets of GLS, including without limitation, intellectual property, regulatory filings and product approvals, clearances and marks worldwide (other than the equity interests in Gelesis S.r.l. and assets held by Gelesis S.r.l.) and a pledge of the 100% of the equity interests of Gelesis and the domestic subsidiaries of the Notes Issuers. The Convertible Notes bear interest at a rate of 12% per annum, and were originally scheduled to mature on July 31, 2023, unless earlier converted or extended as described below. The Convertible Notes are not convertible, and the Warrants are not exercisable, until GLS receives stockholder approval of the issuance of the shares of common stock underlying the Convertible Note and the Warrants (the “Stockholder Approval”) in accordance with the terms thereof. Upon receipt of Stockholder Approval, (i) the Convertible Notes shall be convertible at our option into a number of shares of common stock equal to (x) the outstanding principal amount of such Note plus accrued and unpaid interest divided by (y) the Conversion Price (as defined in the Convertible Note) and (ii) the Warrants will become exercisable for a purchase price of $0.2744 per share.
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
On May 1, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $2.0 million, an Additional Note in the aggregate principal amount of $2.0 million (the “$2.0 million Additional Note”), and (ii) GLS issued to us a warrant to purchase 192,307,692 shares of Common Stock of GLS (the “Second Closing Warrant”) at an exercise price of $0.0182 expiring on May 1, 2028. The $2.0 million Additional Note is convertible into a number of shares of Common Stock of GLS equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0182. The terms of the $2.0 million Additional Note are generally the same as the terms of Initial Notes issued on February 21, 2023, including interest rate, maturity, covenants, events of default, and collateral.
On May 26, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $0.35 million, an Additional Note in the aggregate principal amount of $0.35 million (the “$0.35 million Additional Note"), and (ii) GLS used to us a warrant to purchase 43,133,803 shares of Common Stock of GLS(the “Third Closing Warrant”) at an exercise price of $0.0142 expiring on May 1, 2028. The $0.35 million Additional Note is convertible into a number of shares of Common Stock of GL:S equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0142. The terms of the Additional Note are generally the same as the terms of the Initial Note issued on February 21, 2023, and the $2.0 million Additional Note.
On June 12, 2023, the Notes Issuers issued to us, for a cash purchase price of $3.0 million, an Additional Note in the aggregate principal amount of $3.0 million (the “$3.0 million Additional Note”). The $3.0 million Additional Note is convertible into a number of shares of Common Stock of GLS equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of 0.0134. The $3.0 million Additional Note is issued on substantially the same terms (other than conversion price and warrant coverage) as the $2.0 million Additional Note issued on May 1, 2023 and the $0.35 million Additional Note issued on May 26, 2023.
On June 28, 2023, we entered into Amendment No. 3 to the NPA with the Notes Issuers and certain of its subsidiaries, which extended the maturity date of the Convertible Notes issued pursuant to the NPA to March 31, 2024, unless earlier converted or redeemed.
On September 20, 2023, the Notes Issuers issued to us, for a cash purchase price of $1.5 million, an Additional Note in the aggregate principal amount of $1.5 million (the “$1.5 million Additional Note”). The $1.5 Million Additional Note is convertible into a number of shares of Common Stock of GLS equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0494. The $1.5 Million Additional Note is issued on the same terms (other than conversion price) and in the same form as the $3.0 Million Additional Note issued on June 12, 2023. In addition, the parties amended the NPA to increase the aggregate principal amount of Additional Notes issuable to us pursuant to the NPA was increased to $6.85 million.
The aggregate principal amount of Convertible Notes issued under the NPA was $11.85 million.
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
Gelesis Merger Agreement
On June 12, 2023, PureTech Health LLC and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of PureTech Health LLC (“Merger Sub”), entered into an agreement (hereinafter the "Merger Agreement"), with GLS pursuant to which GLS was to merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Surviving Company”, and such merger, the “Merger”). If the Merger had been completed, we would have acquired all issued and outstanding shares of common stock of GLS not otherwise held by us, and GLS would have become our indirect wholly-owned subsidiary. In connection with the execution and delivery of the Merger Agreement, PureTech Health LLC entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with GLS.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of GLS issued and outstanding immediately prior to the Effective Time would have been cancelled and converted into the right to receive $0.05664 per share in cash, without interest.

On October 12, 2023, we delivered a notice of termination to GLS in accordance with the Merger Agreement, terminating the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement. As a result of the termination of the Merger Agreement, the Voting and Support Agreement was terminated in accordance with its terms.
Gelesis Bankruptcy Filing
On October 30, 2023, GLS, together with its U. S. subsidiaries, Gelesis, Inc., and Gelesis, LLC, ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware Case No. 23-11787.
Akili Business Combination Transaction
On January 26, 2022, Akili entered into an Agreement and Plan of Merger (the “Akili Merger Agreement”), by and among Akili, Social Capital Suvretta Holdings Corp. I (“SCS”), and Karibu Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SCS (“Merger Sub”). Pursuant to the Akili Merger Agreement, among other things: (i) prior to the closing of the transactions contemplated by the Akili Merger Agreement, SCS will domesticate as a Delaware corporation in accordance with the DGCL, and the Cayman Islands Companies Act (As Revised), (ii) at the closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Akili, with Akili continuing as the surviving corporation and a wholly-owned subsidiary of SCS (the “Merger”), (iii) at the closing, all of the outstanding capital stock of Akili and all options and warrants to acquire capital stock of Akili will be converted into the right to receive shares of common stock, par value $0.0001 per share, of SCS (after its domestication) (“SCS Common Stock”) or comparable equity awards that are settled or are exercisable for shares of SCS Common Stock, representing an aggregate of 60 million shares of SCS Common Stock, (iv) at the closing, SCS will be renamed “Akili, Inc.” and (v) at the closing, SCS will deposit into an escrow account for the benefit of the pre-Closing Akili stockholders, optionholders and warrantholders an aggregate number of shares of SCS Common Stock equal to 7.5% of the fully diluted shares of SCS Common Stock (including shares reserved under the equity incentive plan to be adopted by the combined company in connection with the Closing), determined as of immediately following the Closing (collectively, the “Earnout Shares”), which Earnout Shares will be subject to release from escrow to the pre-Closing Akili stockholders, optionholders and warrantholders in three equal tranches upon the daily volume weighted average price of a share of SCS Common Stock reaching $15.00/share, $20.00/share and $30.00/share, respectively, over any 20 trading days within any 30 consecutive trading day period following the closing and prior to the fifth anniversary of the closing, in each case, on the terms set forth in the Akili Merger Agreement. The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of SCS’s shareholders.
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
Royalty Pharma Royalty Purchase Agreement
On March 22, 2023, we entered into a Royalty Purchase Agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Investments 2019 ICAV (“Royalty Pharma”), pursuant to which Royalty Pharma acquired an interest in our royalty in Karuna’s KarXT for aggregate payments to us of up to $500.0 million. Pursuant to the Royalty Pharma Agreement, Royalty Pharma will receive 100% of the royalty payments that we had a right to receive from Karuna until Royalty Pharma receives $60.0 million in such royalty payments during a calendar year, after which Royalty Pharma will receive 33% and we will receive 67% of such royalty payments for such calendar year. We received an upfront payment of $100.0 million from Royalty Pharma upon closing and are eligible to receive up to $400.0 million in additional payments upon the achievement of certain regulatory and commercial milestones related to KarXT. The Karuna Acquisition had no impact on our rights or obligations under the Royalty Pharma Agreement with Karuna, which remains in full force and effect.
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
Seaport Therapeutics Asset Transfer Agreement and Transition Services Agreement
On April 8, 2024, in connection with the launch of our Founded Entity, Seaport Therapeutics, Inc. (“Seaport”), which we founded on April 1, 2024, we entered into an Asset Transfer Agreement, by and among Seaport, PureTech Health LLC (“PureTech Health”) and PureTech LYT, Inc. (“PureTech LYT”) pursuant to which PureTech Health and PureTech LYT agreed to transfer and assign to Seaport all assets, rights and properties existing as of the closing date (the “Seaport Closing Date”) related to the Glyph Technology or Products (as defined in the Asset Transfer Agreement) (together, the “Transferred Assets”) subject to the conditions set forth therein. In consideration of the asset transfer, Seaport issued to PureTech LYT shares of Seaport Series A-1 Preferred Stock and shares of Seaport common stock on the Seaport Closing Date. Following the Seaport Closing Date, PureTech is entitled to receive certain tiered royalty payments in respect of annual net sales of Glyph Products at specified rates ranging from 3% to 5% during the Royalty Term (as defined in the Asset Transfer Agreement). In addition, PureTech is entitled to receive from Seaport certain milestone payments upon achievement of certain specified milestones, certain sublicense income, and certain other amounts as set forth in the Asset Transfer Agreement. Seaport has the exclusive right to develop products utilizing the Glyph technology for CNS applications and may also develop products for non-CNS applications. PureTech retains certain rights to develop products utilizing the Glyph technology for non-CNS applications to the extent Seaport is not developing products in such applications.

In connection with entry into the Asset Transfer Agreement, we entered into a Transition Services Agreement with Seaport pursuant to which we will provide to Seaport certain services relating to the orderly transition and continued operation of the Transferred Assets on a transitional basis for one year following the Seaport Closing Date (unless extended by mutual agreement of the parties or the earlier termination of all services provided under the Transition Services Agreement) in consideration of Seaport’s payment of all fees associated with the transitioned services.

Seaport Stock Purchase Agreement
On April 8, 2024, in connection with the launch of Seaport, we entered into a Series A-2 Preferred Stock Purchase Agreement with Seaport and other investors party thereto pursuant to which we agreed to purchase an aggregate of 8,421,052 shares of Seaport’s Series A-2 Preferred Stock at a purchase price of $3.80 per share and agreed to purchase, if requested by Seaport, up to a specified amount of Series B Preferred Stock in Seaport’s next qualified preferred stock financing.

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
•Pursuant to a Voting Agreement between Seaport and certain investors, dated April 8, 2024, we are entitled to designate three directors to Seaport’s board of directors so long as we and our affiliates beneficially own an aggregate of at least 10,000,000 shares of the Series A-1 Preferred Stock of Seaport.

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
•Investors’ Rights Agreement between Seaport and the investor parties thereto, dated April 8, 2024.

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
•Right of First Refusal and Co-Sale Agreement, dated April 8, 2024, by and between Seaport Therapeutics, Inc. and the investors and key holders party thereto.
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
Depositary Receipt Systems and Clearance Services
Based on current HM Revenue & Customs practice and recent case law in respect of the European Council Directives 69/335/EC and 2009/7/EC, or the Capital Duties Directives, no SDRT is generally payable when shares are issued or transferred to a clearance service or depositary receipt system as an integral part of a raising of capital. HM Revenue & Customs has confirmed that it will continue not to apply the 1.5 percent stamp duty and SDRT charge on the issue of shares (and transfers integral to the raising of capital) into overseas clearance systems and depository receipt issuers once the U.K. leaves the EU. In addition, a recent Court of Justice of the European Union judgment (Air Berlin plc v HM Revenue & Customs (2017)) held on the relevant facts that the Capital Duties Directives preclude the taxation of a transfer of legal title to shares for the sole purpose of listing those shares on a stock exchange which does not impact the beneficial ownership of the shares, but, as yet, the U.K. domestic law and HM Revenue & Customs’ published practice remain unchanged and, accordingly, we anticipate that amounts on account of SDRT will continue to be collected by the depositary receipt issuer or clearance service. Holders of ordinary shares should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5 percent SDRT charge.
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
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our ordinary shares or ADSs constitutes U.S. real property interests (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
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
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our ordinary shares or ADSs by a Non-U.S. Holder will not be subject to U.S. federal income tax if our ordinary shares or ADSs is “regularly traded,” as defined by applicable U.S. Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our ordinary shares or ADSs throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
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
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed U.S. Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our ordinary shares or ADSs paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our ordinary shares or ADSs. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S.Treasury Regulations until final U.S. Treasury Regulations are issued.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to make certain filings with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at http://www.sec.gov from which filings may be accessed.
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
[Not applicable.]

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Quantitative and Qualitative Disclosures about Financial Risks” on page 79 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F and in “Financial Statements—Notes to the Consolidated Financial Statements—Note 24. Capital and Financial Risk Management ” in the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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
A deposit agreement among us, the depositary, ADS holders and beneficial owners of ADSs issued thereunder sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as exhibit 2.1 to this annual report on Form 20-F.
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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management of the Group, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of its inherent limitations, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)):
•Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
•Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of Group's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO);
•Based on their assessment under these criteria, our management has concluded that as of December 31, 2023, the Group's internal control over financial reporting was effective.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Group's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 18 - "Financial Statements".
C. Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Sharon Barber-Lui, independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.	CODE OF ETHICS
Our Board of Directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.puretechhealth.com.The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this annual report on Form 20-F. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. We granted no waivers under our Code of Business Conduct and Ethics in 2023.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed to us for professional services rendered by PwC in 2023 and KPMG LLP in 2022 and the subsequent interim period through May 31, 2023.

PwC:

For the years ending December 31,	2023 $000s
Audit fees	$2,686
Audit-related fees	$—
Tax fees	$—
All other fees*	$9
Total	$2,695
*"All other fees” represents non-audit fees in connection with access to the PricewaterhouseCoopers LLP on-line accounting research and disclosure database.

KPMG:

For the years ending December 31,	2023 $000s	2022 $000s
Audit fees	—	3,099
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	—	3,099
The information set forth or referenced under the heading “Report of the Audit Committee” on pages 99 to 101 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to KPMG LLP and PwC were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2023 through January 31, 2023	42,994	3.16	42,994	23,504
February 1, 2023 through February 28, 2023	204,868	2.90	204,868	22,910,768.05
March 1, 2023 through March 31, 2023	234,714	2.63	234,714	22,294,150.13
April 1, 2023 through April 30, 2023	165,143	2.73	165,143	21,843,534.07
May 1, 2023 through May 31, 2023	790,639	$2.74	790,639	$19,677,236
June 1, 2023 through June 30, 2023	1,072,529	$2.96	1,072,529	$16,506,598
July 1, 2023 through July 31, 2023	906,369	$2.90	906,369	$13,879,886
August 1, 2023 through August 31, 2023	770,163	$2.56	770,163	$11,907,992
September 1, 2023 through September 30, 2023	810,833	$2.57	810,833	$9,822,077
October 1, 2023 through October 31, 2023	1,034,123	$2.12	1,034,123	$7,631,621
November 1, 2023 through November 30, 2023	788,347	$2.06	788,347	$6,004,615
December 1, 2023 through December 31, 2023	862,804	$1.89	862,804	$4,374,617
Total	7,683,526	$2.60	7,683,526	4,374,617
1.On May 9, 2022, the Company announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares. The Company executed the Program in two equal tranches, the first of which was completed on October 26, 2022, and the second which was completed on February 7, 2024. In respect of each of the two tranches, the Company entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the Company’s ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such ordinary shares by Jefferies to the Company. Jefferies makes its trading decisions in relation to the ordinary shares independently of, and uninfluenced by, the Company. Between May 9, 2022, and February 7, 2024, the Company repurchased an aggregate of 20,182,863 ordinary shares under the Share Buyback Program, which represents approximately 7% of the Company’s issued share capital at the time the program commenced. In light of the closing of the merger between its Founded Entity, Karuna Therapeutics, Inc. (Nasdaq: KRTX), and Bristol Meyers Squibb (NYSE: BMY) which occurred on March 18, 2024, the Company announced a proposed capital return of up to $100 million to its shareholders by way of a tender offer (the “Tender Offer”). The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. A circular setting out the full terms of the Tender Offer and a timetable is expected to be published after the Company’s Annual Report and Accounts. . Any purchase of ordinary shares under the Program was carried out on the London Stock Exchange and any other UK recognized investment exchange which may have been agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase ordinary shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All ordinary shares repurchased under the Program were held in treasury.

No ordinary shares were repurchased during 2023 other than through the Program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We qualify as a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act). The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We rely on the certain exemptions for foreign private issuers and follow United Kingdom corporate governance practices in lieu of the Nasdaq corporate governance rules.
A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq corporate governance rules is set forth below.
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended 31 December 2023—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 94 of PureTech’s “Annual Report and Accounts 2023” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
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
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act . They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY DISCLOSURE
We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.
We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.
Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.
Our cybersecurity risk management program includes:
•risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•cybersecurity awareness training of our employees, incident response personnel, and senior management, including phishing training courses designed to educate users on detecting malicious emails;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

•use of a Digital Forensics and Incident Response team provided by our external IT service provider as needed.
We have not identified risks from known cybersecurity threats. We have not experienced any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. For more information, see the section titled “Risk Factor— Cyberattacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.”

Cybersecurity Governance
Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.
The Committee receives reports at least annually from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.
Our management team, including our Vice President of IT and Information Security Officer, has a combined 30+ years of risk management experience and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes experience managing IT programs as well as various certifications, such as the Information Systems Security Professional certification, and Certified Cloud Security Professionalism certification.
Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology environment.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-55 of this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder	20-F	001-39670	2.1	4/15/2021
2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3	Description of Registrant’s Securities	20-F	001-39670	2.3	4/26/2022
4.1#	2015 Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	2023 Performance Share Plan
4.3#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.4#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.5#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.6	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.7#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.8†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.9†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.10	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.11†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.12†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.13†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.14†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.15*†	Amended and Restated Voting Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the stockholders party thereto
4.16*†	Amended and Restated Investors' Rights Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors party thereto
4.17*†	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors and key holders party thereto
4.18†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.19†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020
4.20†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020
4.21†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
4.22+	Amended and Restated Registration and Stockholder Rights Agreement, dated January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto	8-K	001-39362	10.2	1/20//2022
4.23*†	Third Amended and Restated Investors' Rights Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.24*†	Amended and Restated First Refusal and Co-Sale Agreement, dated May 25, 2021, by and among Akili Interactive Labs, Inc. and the investors party thereto
4.25*†	Amended and Restated Investors' Rights Agreement, dated March 1, 2023 by and among Vedanta Biosciences, Inc. and the investors and noteholders party thereto
4.26+	Business Combination Agreement, dated as of July 19, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.1	12/23/2021
4.27	Amendment to Business Combination Agreement, dated as of November 18, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	S-4/A	333-258693	2.2	12/23/2021
4.28	Second Amendment to Business Combination Agreement, dated as of December 30, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp., and CPSR Gelesis Merger Sub, Inc.	8-K	001-39362	2.1	1/3/2022
4.29	Form of Subscription Agreement	S-4	333-258693	10.2	8/10/2021
4.30	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto	8-K	001-39362	10.1	1/3/2022
4.31+	Agreement and Plan of Merger, dated January 26, 2022, between Akili Interative Labs, Inc., Social Capital Suvretta Holdings Corp. I, and Karibu Merger Sub, Inc.	8-K/A	001-40558	2.1	1/27/2022
4.32	Form of Promissory Note of Gelesis Holdings, Inc.	8-K	001-39362	10.1	7/29/2022
4.33+	Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC	8-K	001-39362	10.1	2/23/2023

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.34+	Amended and Restated Registration Rights Agreement, dated as of August 19, 2022, by and among Akili, Inc. and the other parties thereto	8-K	001-40558	10.6	8/23/2022
4.35+	Lock-Up Agreement, dated as of August 19, 2022, by and among Akili, Inc. and the other parties thereto.	8-K	001-40558	10.7	8/23/2022
4.36*†+	Royalty Purchase Agreement, dated as of March 22, 2023, by and between PureTech Health LLC and Royalty Pharma Investments 2019 ICAV
4.37*	Form of Secured Subordinated Convertible Promissory Note of Vedanta Biosciences, Inc.
4.38+	Asset Transfer Agreement, dated April 8, 2024, by and among Seaport Therapeutics Inc., PureTech Health LLC, and PureTech LYT Inc.
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
12.1*	Certification by the Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1***	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Annual Report and Accounts 2023
97.1*	Policy for Recovery of Erroneously Awarded Compensation
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
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
Date: April 25, 2024

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PureTech Health plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of PureTech Health Plc and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of the Accounting Treatment for the Sale of Future Royalties Liability

As described in Notes 1 and 17 to the consolidated financial statements, on March 4, 2011, the Company entered into a license agreement with Karuna Therapeutics, Inc. (“Karuna”) according to which the Company granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any (hereinafter “License Agreement”). On March 22, 2023, the Company signed an agreement with Royalty Pharma (hereinafter "Royalty Purchase Agreement"), according to which the Company sold Royalty Pharma a partial right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Company under the License Agreement will be paid to Royalty Pharma up until an annual threshold of $60 million, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Company. Under the terms of the Royalty Purchase Agreement, the Company received a non-refundable initial payment of $100 million at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400 million based on the achievement of certain regulatory and commercial milestones. The Company continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Company will continue to account for any royalties and regulatory milestones due to the Company under the License Agreement as revenue in its Consolidated Statement of Comprehensive Income/(Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Consolidated Statement of Financial Position. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgment. In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100 million liability, recorded at execution of the Royalty Purchase Agreement, will be accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. The sale of future royalties liability amounted to $110.2 million as of December 31, 2023.

The principal considerations for our determination that performing procedures relating to the determination of the accounting treatment for the sale of future royalties liability is a critical audit matter are (i) the significant judgment by management when determining the accounting treatment for the sale of future royalties liability and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to the accounting for the sale of future royalties liability.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the accounting treatment for the sale of future royalties liability. These procedures also included, among others, (i) obtaining and reviewing the key terms of the License Agreement and Royalty Purchase Agreement; (ii) evaluating the reasonableness of management’s determined accounting treatment for the sale of future royalties liability; (iii) testing the liability related to the sale of future royalties, including considering the contractual terms of the agreements and the impact on the accounting determination; and (iv) evaluating the sufficiency of the disclosures within the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
25 April, 2024

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PureTech Health PLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of PureTech Health PLC and subsidiaries (the Group) as of December 31, 2022, the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and international accounting standards in conformity with the requirements of the UK-adopted IFRSs.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KPMG LLP
KPMG LLP

We served as the Group’s auditor from 2015 to 2022.
London, United Kingdom
27 April 2023 except for Note 4 and Note 20, as to which the date is 25 April 2024

Consolidated Statement of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2023 $000s	2022 $000s	2021 $000s
Contract revenue	3	750	2,090	9,979
Grant revenue	3	2,580	13,528	7,409
Total revenue		3,330	15,618	17,388
Operating expenses:
General and administrative expenses	8	(53,295)	(60,991)	(57,199)
Research and development expenses	8	(96,235)	(152,433)	(110,471)
Operating income/(loss)		(146,199)	(197,807)	(150,282)
Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	5	61,787	27,251	—
Gain/(loss) on investments held at fair value	5	77,945	(32,060)	179,316
Realized gain/(loss) on sale of investments	5	(122)	(29,303)	(20,925)
Gain/(loss) on investments in notes from associates	7	(27,630)	—	—
Other income/(expense)		(908)	8,131	1,592
Other income/(expense)		111,072	(25,981)	159,983
Finance income/(costs):
Finance income	10	16,012	5,799	214
Finance costs – contractual	10	(3,424)	(3,939)	(4,771)
Finance income/(costs) – fair value accounting	10	2,650	137,063	9,606
Finance costs – non cash interest expense related to sale of future royalties	17	(10,159)	—	—
Net finance income/(costs)		5,078	138,924	5,050
Share of net income/(loss) of associates accounted for using the equity method	6	(6,055)	(27,749)	(73,703)
Gain/(loss) on dilution of ownership interest in associates	6	—	28,220	—
Impairment of investment in associates	6	—	(8,390)	—
Income/(loss) before taxes		(36,103)	(92,783)	(58,953)
Taxation	27	(30,525)	55,719	(3,756)
Income/(loss) for the year		(66,628)	(37,065)	(62,709)
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Equity-accounted associate – share of other comprehensive income (loss)	6	92	(166)	—
Reclassification of foreign currency differences on dilution of interest		—	(213)	—
Total other comprehensive income/(loss)		92	(379)	—
Total comprehensive income/(loss) for the year		(66,535)	(37,444)	(62,709)
Income/(loss) attributable to:
Owners of the Group		(65,697)	(50,354)	(60,558)
Non-controlling interests		(931)	13,290	(2,151)
		(66,628)	(37,065)	(62,709)
Comprehensive income/(loss) attributable to:
Owners of the Group		(65,604)	(50,733)	(60,558)
Non-controlling interests		(931)	13,290	(2,151)
		(66,535)	(37,444)	(62,709)
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	11	(0.24)	(0.18)	(0.21)
Diluted earnings/(loss) per share	11	(0.24)	(0.18)	(0.21)
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position
As of December 31,

	Note	2023 $000s	2022 $000s
Assets
Non-current assets
Property and equipment, net	12	9,536	22,957
Right of use asset, net	23	9,825	14,281
Intangible assets, net	13	906	831
Investments held at fair value	5	317,841	251,892
Investment in associates – equity method	6	3,185	9,147
Investments in notes from associates	7	4,600	16,501
Lease receivable – long-term	23	—	835
Other non-current assets		878	10
Total non-current assets		346,771	316,454
Current assets
Trade and other receivables	24	2,376	11,867
Income tax receivable	27	11,746	10,040
Prepaid expenses		4,309	11,617
Lease receivable – short-term	23	—	450
Other financial assets	14	1,628	2,124
Short-term investments	24	136,062	200,229
Cash and cash equivalents	24	191,081	149,866
Total current assets		347,201	386,192
Total assets		693,973	702,647
Equity and liabilities
Equity
Share capital		5,461	5,455
Share premium		290,262	289,624
Treasury stock		(44,626)	(26,492)
Merger reserve		138,506	138,506
Translation reserve		182	89
Other reserve		(9,538)	(14,478)
Retained earnings		83,820	149,516
Equity attributable to the owners of the Group	15	464,066	542,220
Non-controlling interests	20	(5,835)	5,369
Total equity		458,232	547,589
Non-current liabilities
Sale of future royalties liability	17	110,159	—
Deferred tax liability	27	52,462	19,645
Lease liability, non-current	23	18,250	24,155
Long-term loan	22	—	10,244
Liability for share-based awards	9	3,501	4,128
Total non-current liabilities		184,371	58,172
Current liabilities
Deferred revenue	3	—	2,185
Lease liability, current	23	3,394	4,972
Trade and other payables	21	44,107	54,840
Notes payable	19	3,699	2,345
Warrant liability	18	—	47
Preferred shares	16, 18	169	27,339
Current portion of long-term loan	22	—	5,156
Total current liabilities		51,370	96,885
Total liabilities		235,741	155,057
Total equity and liabilities		693,973	702,647
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 25, 2024 and signed on its behalf by:
Bharatt Chowrira
Chief Executive Officer
April 25, 2024
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity
For the years ended December 31

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2021		285,885,025	5,417	288,978	—	—	138,506	469	(24,050)	260,429	669,748	(16,209)	653,539
Net income/(loss)		—	—	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Total comprehensive income/(loss) for the year		—	—	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Exercise of stock options	9	1,911,560	27	326	—	—	—	—	—	—	352	—	352
Revaluation of deferred tax assets related to share-based awards		—	—	—	—	—	—	—	615	—	615	—	615
Equity-settled share-based awards	9	—	—	—	—	—	—	—	7,109	—	7,109	6,252	13,361
Settlement of restricted stock units	9	—	—	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards		—	—	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	9	—	—	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest		—	—	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
NCI exercise of share options in subsidiaries	9	—	—	—	—	—	—	—	5,988	—	5,988	(5,922)	66
Other		—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2021		287,796,585	5,444	289,303	—	—	138,506	469	(40,077)	199,871	593,515	(9,368)	584,147
Net income/(loss)		—	—	—	—	—	—	—	—	(50,354)	(50,354)	13,290	(37,065)
Other comprehensive income/(loss), net		—	—	—			—	(379)	—	—	(379)	—	(379)
Total comprehensive income/(loss) for the year		—	—	—	—	—	—	(379)	—	(50,354)	(50,733)	13,290	(37,444)
Deconsolidation of Subsidiary	5	—	—	—	—	—	—	—	—	—	—	11,904	11,904
Exercise of stock options	9	577,022	11	321			—	—	—	—	332	—	332
Purchase of Treasury stock	15	—	—	—	(10,595,347)	(26,492)	—	—	—	—	(26,492)	—	(26,492)
Revaluation of deferred tax assets related to share-based awards		—	—	—	—	—	—	—	45	—	45	—	45
Equity-settled share-based awards	9	—	—	—	—	—	—	—	8,856	—	8,856	4,711	13,567
Settlement of restricted stock units	9	788,046	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	9	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7
Other		—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance December 31, 2022		289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2023		289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589
Net income/(loss)		—	—	—	—	—	—	—	—	(65,697)	(65,697)	(931)	(66,628)
Other comprehensive income/(loss) for the period		—	—	—	—	—	—	92	—	—	92	—	92
Total comprehensive income/(loss) for the period		—	—	—	—	—	—	92	—	(65,697)	(65,604)	(931)	(66,535)
Deconsolidation of Subsidiary	5	—	—	—	—	—	—	—	—	—	—	(9,085)	(9,085)
Exercise of stock options	9	306,506	6	638	239,226	530	—	—	(22)	—	1,153	—	1,153
Purchase of Treasury stock	15	—	—	—	(7,683,526)	(19,650)	—	—	—	—	(19,650)	—	(19,650)
Equity-settled share-based awards	9	—	—	—	—	—	—	—	3,348	—	3,348	277	3,625
Settlement of restricted stock units	9	—	—	—	425,219	986	—	—	156	—	1,142	—	1,142
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1,458	—	1,458	(1,458)	—
Other		—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2023		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31

	Note	2023 $000s	2022 $000s	2021 $000s
Cash flows from operating activities
Income/(loss) for the year		(66,628)	(37,065)	(62,709)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	12, 23	4,933	8,893	7,287
Share-based compensation expense	9	4,415	14,698	13,950
(Gain)/loss on investment held at fair value	5	(77,945)	32,060	(179,316)
Realized loss on sale of investments	5	265	29,303	20,925
Gain on dilution of ownership interest in associate	6	—	(28,220)	—
Impairment of investment in associates	6	—	8,390	—
Gain on deconsolidation of subsidiary	5	(61,787)	(27,251)	—
Share of net loss of associates accounted for using the equity method	6	6,055	27,749	73,703
Loss on investments in notes from associates	7	27,630	—	—
Fair value gain on other financial instruments	6, 18	—	(8,163)	(800)
Loss on disposal of assets		318	138	53
Impairment of fixed assets		1,260	—
Income taxes, net	27	30,525	(55,719)	3,756
Finance (income)/costs, net	10	(5,078)	(138,924)	(5,050)
Changes in operating assets and liabilities:
Trade and other receivables		9,750	(7,734)	(617)
Prepaid expenses		2,834	(862)	(5,350)
Deferred revenue		(283)	2,123	(1,407)
Trade and other payables	21	3,844	22,033	8,338
Other		1,374	359	(103)
Income taxes paid		(150)	(20,696)	(27,766)
Interest received		14,454	3,460	214
Interest paid		(1,701)	(3,366)	(3,382)
Net cash used in operating activities		(105,917)	(178,792)	(158,274)
Cash flows from investing activities:
Purchase of property and equipment	12	(70)	(2,176)	(5,571)
Proceeds from sale of property and equipment		865	—	30
Purchases of intangible assets	13	(175)	—	(90)
Investment in associates	6	—	(19,961)	—
Purchase of investments held at fair value	5	—	(5,000)	(500)
Sale of investments held at fair value	5	33,309	118,710	218,125
Purchase of short-term note from associate		—	—	(15,000)
Repayment of short-term note from associate		—	15,000	—
Purchase of Convertible Note from associate	7	(16,850)	(15,000)	—
Cash derecognized upon loss of control over subsidiary (see table below)	5	(13,784)	(479)	—
Purchases of short-term investments		(178,860)	(248,733)	—
Proceeds from maturity of short-term investments		244,556	50,000	—
Receipt of payment of sublease		—	415	381
Net cash provided by (used in) investing activities		68,991	(107,223)	197,375
Cash flows from financing activities:
Receipt of cash from sale of future royalties	17	100,000	—	—
Issuance of subsidiary preferred Shares	16	—	—	37,610
Issuance of Subsidiary Convertible Note		—	393	2,215
Payment of lease liability	23	(3,338)	(4,025)	(3,375)
Exercise of stock options		1,153	332	352
Settlement of restricted stock unit equity awards		—	—	(10,749)
Vesting of restricted stock units and net share exercise		—	—	(2,582)
NCI exercise of stock options in subsidiary		—	7	66
Purchase of treasury stock	15	(19,650)	(26,492)	—
Acquisition of a non-controlling Interest of a subsidiary		—	—	(806)
Other		(23)	(41)	(5)
Net cash provided by (used in) financing activities		78,141	(29,827)	22,727
Net increase (decrease) in cash and cash equivalents		41,215	(315,842)	61,827
Cash and cash equivalents at beginning of year		149,866	465,708	403,881
Cash and cash equivalents at end of year		191,081	149,866	465,708
Supplemental disclosure of non-cash investment and financing activities:
Purchase of intangible assets not yet paid in cash		25	—
Settlement of restricted stock units through issuance of equity		1,142	1,528	—
Purchase of property, plant and equipment against trade and other payables		—	—	1,841
Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset)		—	—	1,010
Conversion of subsidiary convertible note into preferred share liabilities		—	—	25,797

Supplemental disclosure of non-cash investment and financing activities (continued):
Assets, Liabilities and non-controlling interests in deconsolidated subsidiary

	2023 $000s	2022 $000s
Trade and other receivables	(702)	—
Prepaid assets	(3,516)	—
Property, plant and equipment, net	(8,092)	—
Right of use asset, net	(2,477)	—
Trade and other Payables	15,078	1,407
Deferred revenue	1,902	—
Lease liabilities (including current potion)	4,146	—
Long-term loan (including current portion)	15,446	—
Subsidiary notes payable	—	3,403
Subsidiary preferred shares and warrants	24,568	15,853
Other assets and liabilities, net	(323)	123
Non-controlling interest	9,085	(11,904)
	55,115	8,882
Investment retained in deconsolidated subsidiary	20,456	18,848
Gain on deconsolidation	(61,787)	(27,251)
Cash in deconsolidated subsidiary	13,784	479
The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
(Amounts in thousands, except share and per share data, or exercise price and conversion price)

1.     Material Accounting Policies
Description of Business
PureTech Health plc (the “Parent”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom.
The Parent and its subsidiaries are together referred to as the “Group”.
The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements.
Basis of Presentation
The consolidated financial statements of the Group (the "Consolidated Financial Statements") are presented as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. The Consolidated Financial Statements have been approved by the Directors on April 25, 2024, and are prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").
For presentation of the Consolidated Statement of Comprehensive Income/(Loss), the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
Certain amounts in the Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.
Basis of Measurement
The Consolidated Financial Statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, investments in notes from associates and liabilities classified as fair value through the profit or loss.
Use of Judgments and Estimates
In preparing the Consolidated Financial Statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis.
Significant estimation is applied in determining the following:
•Financial instruments valuations (see Note 18. Financial Instruments): In accordance with IFRS 9, the Group carries certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss ("FVTPL"). Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit.
Significant judgement is also applied in determining the following:
•Whether financial instruments should be classified as liability or equity (see Note 16. Subsidiary Preferred Shares.). The judgement includes an assessment of whether the financial instruments include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether those obligations could be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments.
•Whether the power to control investees exists (see Note 5. Investments Held at Fair Value and Note 6. Investments in Associates and accounting policy with regard to Subsidiaries below). The judgement includes an assessment of whether the Group has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of its own returns. The Group considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Group, etc. If the power to control the investee exists, it consolidates the financial statements of such investee in the Consolidated Financial Statements of the Group. Upon issuance of new shares in an investee and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest, revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated. On March 1 2023 Vedanta was deconsolidated. Although the Group holds 47% of the voting rights and the other shareholders are widely dispersed, the Group does not have de facto control because the investor rights agreement stipulates that the relevant activities of Vedanta are directed by Vedanta's Board and the Group does not control Vedanta's Board decision making. Voting rights are not the dominant factor for directing Vedanta's relevant activities.
•Whether the Group has significant influence over financial and operating policies of investees in order to determine if the Group should account for its investment as an associate based on IAS 28 or a financial instrument based on IFRS 9. (refer to Note 5. Investments Held at Fair Value and Note 6. Investments in Associates ). This judgement includes, among others, an assessment whether the Group has representation on the board of directors of the investee, whether the Group participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Group and the investee.
•Upon determining that the Group does have significant influence over the financial and operating policies of an investee, if the Group holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Group and whether such financial instrument provides access to returns underlying an ownership interest.
•When the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests ("LTI") for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments. After considering the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, the Group concluded that such investment was considered a long term interest.
•In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement (refer to Note 17. Sale of Future Royalties Liability).
As of December 31, 2023, the Group had cash and cash equivalents of $191,081 and short-term investments of $136,062. Considering the Group’s financial position as of December 31, 2023, and its principal risks and opportunities, the Group prepared a going concern analysis covering a period of at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. The Board of Directors believe the Group and the Parent is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements. Accordingly, the Board of Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The Consolidated Financial Statements as of December 31, 2023 and 2022, and for each of the years ended December 31, 2023, 2022 and 2021, comprises PureTech Health plc and its consolidated subsidiaries. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint board of directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

A list of all current and former subsidiaries organized with respect to classification as of December 31, 2023, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2023, 2022 and 2021, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

	Voting percentage at December 31, through the holdings in
	2023		2022		2021
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Alivio Therapeutics, Inc.[2]	—	100.0	—	100.0	—	100.0
Entrega, Inc. (indirectly held through Enlight)[2]	—	77.3	—	77.3	—	77.3
PureTech LYT, Inc. (formerly Ariya Therapeutics, Inc.)[2]	—	100.0	—	100.0	—	100.0
PureTech LYT 100, Inc.[2]	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Deconsolidated former subsidiary operating companies
Sonde Health, Inc.[2,5]	—	40.2	—	40.2	—	51.8
Akili Interactive Labs, Inc.[2,6]	14.6	—	14.7	—	—	26.7
Gelesis, Inc.[1,2]	—	—	22.8	—	4.8	19.7
Karuna Therapeutics, Inc.[2,6]	2.3	—	3.1	—	5.6	—
Vedanta Biosciences, Inc.[2,4]	—	47.0	—	47.0	—	48.6
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[2,4]	—	47.0	—	47.0	—	48.6
Vor Biopharma Inc.2,6	3.9	—	4.1	—	8.6	—
Nontrading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	100.0	—
Inactive subsidiaries
Appeering, Inc.[2]	—	100.0	—	100.0	—	100.0
Commense Inc.[2]	—	99.1	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[2]	57.7	28.3	57.7	28.3	57.7	28.3
Follica, LLC [2]	28.7	56.7	28.7	56.7	28.7	56.7
Knode Inc. (indirectly held through Enlight)[2]	—	86.0	—	86.0	—	86.0
Libra Biosciences, Inc.[2]	—	100.0	—	100.0	—	100.0
Mandara Sciences, LLC[2]	98.3	—	98.3	—	98.3	—
Tal Medical, Inc.[2]	—	100.0	—	100.0	—	100.0
1    On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code. See Note 6. Investments in Associates for details.
2    Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3    Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4    On March 1, 2023, the Group lost control over Vedanta and Vedanta was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Vedanta through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 5. Investments Held at Fair Value for further details about the accounting for the investments in Vedanta subsequent to deconsolidation.
5    On May 25, 2022, the Group lost control over Sonde and Sonde was deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by Sonde through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 5. Investments Held at Fair Value and 6. Investments in Associates for further details about the accounting for the investments in Sonde subsequent to deconsolidation.
6    See Notes 5. Investments Held at Fair Value and 6. Investments in Associates for additional discussion on the Group's investment held in Akili, Karuna and Vor.
7    Follica became inactive during 2023.

Change in Subsidiary Ownership and Loss of Control
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).
Associates
As used in these financial statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The Group evaluates if it maintains significant influence over associates by assessing if the Group has the power to participate in the financial and operating policy decisions of the associate.
Application of the Equity Method to Associates
Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated

Financial Statements include the Group’s share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases.
To the extent the Group holds interests in associates that are not providing access to returns underlying ownership interests, the instrument is accounted for in accordance with IFRS 9 as investments held at fair value.
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
The Group has adopted the amendments to IAS 28 Investments in Associates that addresses the dual application of IAS 28 and IFRS 9 when equity method losses are applied against long-term interests. The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the long-term interests presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date.
Sale of Future Royalties Liability
The Group accounts for the sale of future royalties liability as a financial liability, as it continues to hold the rights under the royalty bearing licensing agreement and has a contractual obligation to deliver cash to an investor for a portion of the royalty it receives. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream.
The sale of future royalties liability and the related interest expense are based on the Group’s current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
Financial Instruments
Classification
The Group classifies its financial assets in the following measurement categories:
•Those to be measured subsequently at fair value either through other comprehensive income "FVOCI", or through profit or loss "FVTPL", and
•Those to be measured at amortized cost.
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
Investments held at fair value are investments in equity instruments. Such investments consist of the Group's minority interest holdings where the Group has no significant influence or preferred share investments that are not providing access to returns underlying ownership interests and are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. The Group has elected to record the changes in fair values for the financial assets falling under this category through profit and loss. Please refer to Note 5. Investments Held at Fair Value.
Changes in the fair value of financial assets at FVTPL are recognized in other income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss) as applicable.

The notes from an associate, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss.
Cash and cash equivalents consist of demand deposits with banks and other financial institutions and highly liquid instruments with original maturities of three months or less at the date of purchase. Cash and cash equivalents are carried at cost, which approximates their fair value.
Short-term investments consist of short-term US treasury bills that are held to maturity. The contractual terms consist solely of payment of the principal and interest and the Group's business model is to hold the treasury bills to maturity. As such, such short-term investments are recorded at amortized cost. As of balance sheet date, amortized cost approximated the fair value of such short-term investments.
Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions. When a trade receivable is determined to be uncollectible, it is written off against the available provision. As of balance sheet date, the Group did not record any such expected lifetime losses related to the outstanding trade and other receivable balances. Trade and other receivables are included in current assets, unless maturities are greater than 12 months after the end of the reporting period.
Financial Liabilities
The Group’s financial liabilities primarily consist of trade and other payables, and preferred shares.
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
Changes in the fair value of liabilities at FVTPL are recognized in net finance income /(costs) in the Consolidated Statement of Comprehensive Income/(Loss) as applicable.
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
Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, the Group has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations.
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
It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. Therefore revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Group believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation.
Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time due to the licenses relating to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted.
Royalty income received in respect of licensing agreements when the license of intellectual property is the predominant item in the arrangement is recognized as the related third-party sales in the licensee occur.
Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Group classifies as non-current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle.
Grant Revenue
The Group recognizes grants from governmental agencies as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Group will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Group evaluates the conditions of each grant as of each reporting date to ensure that the Group has reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions.
The Group submits qualifying expenses for reimbursement after the Group has incurred the research and development expense. The Group records an unbilled receivable upon incurring such expenses. In cases in which the grant revenue is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant revenue is recognized in the Consolidated Statement of Comprehensive Income/(Loss) at the time in which the Group recognizes the related reimbursable expense for which the grant is intended to compensate.
Functional and Presentation Currency
The Consolidated Financial Statements are presented in United States dollars (“US dollars”). The functional currency of all members of the Group is the U.S. dollar. The Group's share in foreign exchange differences in associates were reported in other comprehensive income/(loss).
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
Treasury Shares
Treasury shares are recognized at cost and are deducted from shareholders' equity. No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Group's own equity shares.
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
Research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are presented as In-Process Research and Development (IPR&D). The cost of IPR&D represents upfront payments as well as additional contingent payments based on development, regulatory and sales milestones related to certain license agreement where the Group licenses IP from a third party. These milestones are capitalized as the milestone is triggered. See Note 25. Commitments and Contingencies. IPR&D is not amortized since it is not yet available for its intended use, but it is evaluated for potential impairment on an annual basis or more frequently when facts and circumstances warrant.
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
The Group’s IPR&D intangible assets are not yet available for their intended use. As such, they are tested for impairment at least annually.
An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non- financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statement of Comprehensive Income/(Loss).
Investments in associates are considered impaired if, and only if, objective evidence indicates that one or more events, which occurred after the initial recognition, have had an impact on the future cash flows from the net investment and that impact can be reliably estimated. If an impairment exists, the Group measures an impairment by comparing the carrying value of the net investment in the associate to its recoverable amount and recording any excess as an impairment loss. See Note 6. Investments in Associates for impairment recorded in respect of an investment in associate during the year ended December 31, 2022.
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
Development Costs
Expenditures on research activities are recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). In accordance with IAS 38, development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). As of balance sheet date, the Group has not capitalized any development costs.
Provisions
A provision is recognized in the Consolidated Statement of Financial Position when the Group has a present legal or constructive obligation due to a past event that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability.
Leases
The Group leases real estate for use in operations. These leases have lease terms of approximately 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. Right-of-use (ROU) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments.
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
Finance Income and Finance Costs
Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Finance income is recognized as it is earned. Finance costs consist mainly of loan, notes and lease liability interest expenses, interest expense due to accretion of and adjustment to sale of future royalties liability as well as the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decreases).
Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. In accordance with IAS 12, tax is recognized in the Consolidated Statement of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets with respect to investments in associates are recognized only to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
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
The carrying amount of cash and cash equivalents, accounts receivable, restricted cash, deposits, accounts payable, accrued expenses and other current liabilities in the Group’s Consolidated Statement of Financial Position approximates their fair value because of the short maturities of these instruments.
Operating Segments
Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM reviews discrete financial information for the operating segments in order to assess their performance and is responsible for making decisions about resources allocated to the segments. The CODM has been identified as the Group’s Board of Directors.

2.     New Standards and Interpretations
The Group has applied the following amendments for the first time for its annual reporting period commencing January 1, 2023:
•IFRS 17 Insurance Contracts
•Definition of Accounting Estimates (Amendments to IAS 8)
•Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
The amendments listed above did not have any impact on the amounts recognized in prior and current periods and are not expected to significantly affect the future periods.
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3.     Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2023 $	2022 $	2021 $
Contract revenue	750	2,090	9,979
Grant revenue	2,580	13,528	7,409
Total revenue	3,330	15,618	17,388
All amounts recorded in contract revenue were generated in the United States.
For the years ended December 31, 2023, 2022 and 2021, contract revenue includes royalties received from an associate in the amounts of zero, $509 and $231, respectively.
Substantially all of the Group’s contracts related to contract revenue for the years ended December 31, 2023, 2022 and 2021 were determined to have a single performance obligation which consists of a combined deliverable of license of intellectual property and research and development services. Therefore, for such contracts, revenue is recognized over time based on the input method which the Group believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up-front on a periodic basis.
During the year ended December 31, 2021, the Group received a $6,500 payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate, as defined in the agreement. Since the license transferred was a right to use license, revenue from the option exercise was recognized at a point in time upon transfer of the license, which occurred during the year ended December 31, 2021.

Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition For the years ended December 31,	2023 $	2022 $	2021 $
Transferred at a point in time – Licensing Income	—	527	6,809
Transferred over time	750	1,563	3,171
	750	2,090	9,979

Customers over 10% of revenue	2023 $	2022 $	2021 $
Customer A	750	1,500	1,500
Customer B	—	—	7,250
Customer C	—	509	—
	750	2,009	8,750
Accounts receivables represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivables do not bear interest and are recorded at the invoiced amount. Accounts receivables are included within trade and other receivables on the Consolidated Statement of Financial Position. The accounts receivables related to contract revenue were $555 and $606 as of December 31, 2023 and 2022, respectively.

4.    Segment Information
Basis for Segmentation
The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. During the second half of 2023, the Group changed the financial information that was regularly reviewed by the Board of Directors to allocate resources and assess performance. The Group has determined each of its Wholly-Owned Programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment, given the high level of operational and financial similarities across its Wholly-Owned Programs. Each of the Group’s Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent & Other column in its segment footnote to reconcile the information in this footnote to the Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
The Group has retroactively recast its fiscal year 2022 and 2021 results on the new basis for comparability.
Following is the description of the Group's reportable segments:
Wholly-Owned Programs
The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.
Controlled Founded Entities
The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2023 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.
The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the financial statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Vedanta in 2023 and Sonde in 2022) and accounting for the Group's holdings in Founded Entities for which control has been lost, which primarily represents: the activity associated with deconsolidating an entity when the Group no longer controls the entity (e.g. Vedanta in 2023 and Sonde in 2022), the gain or loss on the Group's investments accounted for at fair value (e.g. the Group's ownership stakes in Karuna, Vor and Akili) and the Group's net income or loss of associates accounted for using the equity method.
(The term "Founded Entities" refers to entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities and deconsolidated Founded Entities.)
In January 2024, the Group launched two new Founded Entities to advance certain programs from the Wholly-Owned Programs segment. Refer to Note 28. Subsequent Events for detail. The financial results of these programs were included in the Wholly-Owned Programs segment as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities.

The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue and operating loss as well as the funds available for each segment. The Board of Directors do not review any other information for purposes of assessing segment performance or allocating resources.

	For the year ended December 31, 2023
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company & Other $	Consolidated $
Contract revenue	—	750	—	750
Grant revenue	853	—	1,727	2,580
Total revenue	853	750	1,727	3,330
General and administrative expenses	(14,020)	(562)	(38,713)	(53,295)
Research and development expenses	(89,495)	(672)	(6,068)	(96,235)
Total operating expense	(103,516)	(1,233)	(44,781)	(149,530)
Operating income/(loss)	(102,662)	(483)	(43,054)	(146,199)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation of subsidiary				61,787
Gain/(loss) on investment held at fair value				77,945
Realized loss on sale of investments				(122)
Gain/(loss) on investment in notes from associates				(27,630)
Other income/(expense)				(908)
Total other income/(expense)				111,072
Net finance income/(costs)				5,078
Share of net income/(loss) of associates accounted for using the equity method				(6,055)
Income/(loss) before taxes				(36,103)
	As of December 31, 2023
Available Funds
Cash and cash equivalents	2,140	675	188,266	191,081
Short-term Investments	—	—	136,062	136,062
Consolidated cash, cash equivalents and short-term investments	2,140	675	324,328	327,143

	For the year ended December 31, 2022
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company & Other $	Consolidated $
Contract revenue	—	1,500	590	2,090
Grant revenue	2,826	—	10,702	13,528
Total revenue	2,826	1,500	11,292	15,618
General and administrative expenses	(8,301)	(419)	(52,272)	(60,991)
Research and development expenses	(116,054)	(1,051)	(35,328)	(152,433)
Total Operating expenses	(124,355)	(1,470)	(87,600)	(213,425)
Operating income/(loss)	(121,529)	30	(76,308)	(197,807)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation				27,251
Gain/(loss) on investment held at fair value				(32,060)
Realized loss on sale of investments				(29,303)
Other income/(expense)				8,131
Total other income/(expense)				(25,981)
Net finance income/(costs)				138,924
Share of net income/(loss) of associate accounted for using the equity method				(27,749)
Gain on dilution of ownership interest in associate				28,220
Impairment of investment in associates				(8,390)
Income/(loss) before taxes				(92,783)
	As of December 31, 2022
Available Funds
Cash and cash equivalents	7,306	823	141,737	149,866
Short-term Investments	—	—	200,229	200,229
Consolidated cash, cash equivalents and short-term investments	7,306	823	341,966	350,095

	For the year ended December 31, 2021
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company & Other $	Consolidated $
Contract revenue	8,129	1,500	350	9,979
Grant revenue	1,253	—	6,156	7,409
Total revenue	9,382	1,500	6,506	17,388
General and administrative expenses	(8,673)	(365)	(48,161)	(57,199)
Research and development expenses	(65,444)	(918)	(44,108)	(110,471)
Total operating expense	(74,118)	(1,284)	(92,269)	(167,671)
Operating income/(loss)	(64,736)	216	(85,763)	(150,282)
Income/expenses not allocated to segments
Other income/(expense):
Gain/(loss) on investment held at fair value				179,316
Realized loss on sale of investments				(20,925)
Other income/(expense)				1,592
Other income/(expense)				159,983
Net finance income/(costs)				5,050
Share of net income/(loss) of associate accounted for using the equity method				(73,703)
Income/(loss) before taxes				(58,953)

5.     Investments Held at Fair Value
Investments held at fair value include both unlisted and listed securities held by the Group. These investments, which include interests in Akili, Vor, Karuna, Sonde, Vedanta, Gelesis and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Activities related to such investments during the periods are shown below:

Investments held at fair value	$
Balance as of January 1, 2022	493,888
Investment in Sonde preferred shares - Sonde deconsolidation	11,168
Sale of Karuna and Vor shares	(118,710)
Loss realised on sale of investments as a result of written call option	(29,303)
Investment in Akili common shares	5,000
Gelesis Earn-out Shares received in the SPAC exchange	14,214
Exchange of Gelesis preferred shares to Gelesis common shares	(92,303)
Loss – change in fair value through profit and loss	(32,060)
Balance as of December 31, 2022 and January 1, 2023	251,892
Investment in Vedanta preferred shares – Vedanta deconsolidation	20,456
Investment in Gelesis 2023 Warrants	1,121
Sale of Karuna shares	(33,309)
Loss realised on sale of investments	(265)
Gain – change in fair value through profit and loss	77,945
Balance as of December 31, 2023	317,841
Vedanta
On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors and the Group lost control over the Vedanta Board of Directors and the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations are included in the Consolidated Financial Statements through the date of deconsolidation.
Following deconsolidation, the Group has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. However, the Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized its assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20,456.
During the year ended December 31, 2023, the Group recognized a loss of $6,303 for the changes in the fair value of the investment in Vedanta that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta is $14,153 as of December 31, 2023.
Karuna

Karuna was deconsolidated in March 2019. During 2019, Karuna completed its IPO and the Group lost its significant influence in Karuna. The shares held in Karuna are accounted for as an investment held at fair value under IFRS 9.
2021
On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118,000. On November 9, 2021, the Group sold an additional 750,000 common shares of Karuna for $100,125. As a result of the aforementioned sales, the Group recorded a loss of $20,925, attributable to blockage discount included in the sales price, in realized gain/(loss) on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss).
2022
On August 8, 2022, the Group sold 125,000 shares of Karuna common stock. In addition, the Group wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price, which were exercised in full in August and September 2022. Aggregate proceeds to the Group from all aforementioned transactions amounted to $115,457, net of transaction fees. As a result of the aforementioned sales, the Group recorded a loss of $29,303, attributable to the exercise of the aforementioned call options, in realized gain/(loss) on sale of investment within the Consolidated Statement of Comprehensive Income/(Loss).
2023
During the three months ended December 31, 2023, the Group sold 167,579 shares of Karuna common stock with aggregate proceeds of $33,309, net of transaction fees.
During the years ended December 31, 2023, 2022, and 2021 the Group recorded gains of $107,079, $134,952, $109,987, respectively for the changes in the fair value of the Karuna investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2023, the Group held 886,885 shares or 2.3 percent of total outstanding Karuna common stock. In December 2023, Karuna entered into a definitive merger agreement with Bristol Myers Squibb ("BMS") under which Karuna common shares were acquired by Bristol Myers Squibb for $330 per share in March 2024. See Note 28. Subsequent Events. The fair value of the Group’s investment in Karuna is $280,708 as of December 31, 2023.
Vor
Vor was deconsolidated in February 2019. As the Group did not hold common shares in Vor upon deconsolidation and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Income/(Loss).
2021
On January 8, 2021, the Group participated in the second closing of Vor’s Series B preferred share financing. For consideration of $500, the Group received an additional 961,538 Series B preferred shares.
On February 9, 2021, Vor closed its initial public offering (the "IPO") of 9,828,017 shares of its common stock at a price of $18.00 per share. Subsequent to the closing, the Group held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock.
2022
In August and December 2022, the Group sold an aggregate of 535,400 shares of Vor common stock for aggregate proceeds of $3,253.
During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $11,756, a loss of $16,247, and a gain of $3,903, respectively, for the changes in the fair value of the investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vor is $6,012 as of December 31, 2023.
Gelesis
Gelesis was deconsolidated in July 2019. The common stock held in Gelesis was accounted for under the equity method, while the preferred shares and warrants held by the Group fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, with changes to the fair value of the instruments recorded through the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 6. Investments in Associates for information regarding the Group's investment in Gelesis as an associate.
2021
During the year ended December 31, 2021, as the equity method based investment in Gelesis was reduced to zero previously, the Group allocated a portion of its share in the net loss in Gelesis of $73,703, to its preferred share and warrant investments in Gelesis, which were considered to be long-term interests in Gelesis.
2022
On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional approximately $4,961, as part of the Backstop agreement signed with Capstar on December 30, 2021 (See Note 6. Investments in Associates). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock and warrants through the date of the exchange upon which the preferred shares and warrants were derecognized and recorded as an additional investment in

Gelesis equity interest. All equity method losses allocated in prior periods against the investment in Gelesis held at fair value were reclassified to include within the equity method investment in Gelesis and were offset against the gain on dilution of interest.
As part of the aforementioned exchange, the Group received 4,526,622 Gelesis Earn-out Shares, which were valued on the date of the exchange at $14,214. The Group accounted for such Gelesis Earn-out Shares under IFRS 9 as investments held at fair value with changes in fair value recorded through profit and loss.
2023
In February and May 2023, as part of Gelesis' issuance of senior secured promissory notes to the Group, Gelesis also issued to the Group (i) warrants to purchase 23,688,047 shares of Gelesis common stock with an exercise price of $0.2744 per share (ii) warrants to purchase 192,307,692 shares of Gelesis common stock at an exercise price of $0.0182 per share and (iii) warrants to purchase 43,133,803 shares of Gelesis common stock at an exercise price of $0.0142 per share. These warrants expire five years after issuance and are collectively referred to as the Gelesis 2023 Warrants.
The Gelesis 2023 Warrants were recorded at their initial fair value of $1,121 and then subsequently re-measured to fair value through the profit and loss. As of December 31, 2023, the fair value of the Gelesis 2023 Warrants was $0 as Gelesis ceased operations in October 2023.
During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $1,264, a loss of $18,476 and a gain of $34,566, respectively, related to the change in the fair value of these instruments that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde. Therefore, the results of operations of Sonde are included in the Consolidated Financial Statements through the date of deconsolidation.
Upon deconsolidation, the Group derecognized its assets and liabilities and non-controlling interest in respect of Sonde and recorded its aforementioned investments in Sonde at fair value. The deconsolidation resulted in a gain of $27,251. As of the date of deconsolidation, the investment in Sonde preferred shares held at fair value amounted to $11,168.
Following deconsolidation, the Group had significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
During the years ended December 31, 2023 and 2022, the Group recognized a loss of $994, and a gain of $235, respectively, for the changes in the fair value of the investment in Sonde that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Sonde is $10,408 as of December 31, 2023.
Akili
Akili was deconsolidated in 2018. At time of deconsolidation, as the Group did not hold common shares in Akili and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and changes to the fair value of the preferred shares were recorded through the Consolidated Statement of Comprehensive Income/(Loss), in accordance with IFRS 9.
On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110,000 in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent.
On August 19, 2022, Akili Interactive merged with Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company. The combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction, the Akili Interactive shares held by the Group were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Group purchased 500,000 shares for a total consideration of $5,000. Following the closing of the aforementioned transactions, the Group holds 12,527,477 shares of the combined entity and 1,433,914 Akili Earn-out Shares, with fair value amounted to $6,422 as of December 31, 2023.
During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $8,681, a loss of $131,419, and a gain of $32,151, respectively, for the changes in the fair value of the investment in Akili that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).

6.     Investments in Associates
Gelesis
Gelesis was founded by the Group and raised funding through preferred shares financings as well as issuances of warrants and loans. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements. Upon deconsolidation, the preferred shares and warrants held by the Group fell under the guidance of IFRS 9 Financial Instruments and were treated as financial assets held at fair value and the investment in common shares of Gelesis was subject to IAS 28 Investment in Associates as the Group had significant influence over Gelesis.

2021
Due to the Group's share in the losses of Gelesis, in 2020, the Group's investment in Gelesis accounted for under the equity method was reduced to zero. Since the Group had investments in Gelesis warrants and preferred shares that were deemed to be long-term interests, the Group continued recognizing its share in Gelesis losses while applying such losses to its preferred share and warrant investment in Gelesis accounted for as an investment held at fair value. In 2021, total investment in Gelesis, including the long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or made payments on behalf of Gelesis, the Group discontinued recognizing equity method losses in 2021. As of December 31, 2021, unrecognized equity method losses amounted to $38,101, which included $709 of unrecognized other comprehensive loss.
During 2021, due to exercise of stock options into common shares in Gelesis, the Group's equity interest in Gelesis was reduced from 47.9 percent at December 31, 2020 to 42.0 percent as of December 31, 2021. The gain resulting from the issuance of shares to third parties and the resulting reduction in the Group's share in the accumulated deficit of Gelesis under the equity method was fully offset by the unrecognized equity method losses.
Backstop agreement – 2022 and 2021
On December 30, 2021, the Group signed a Backstop agreement with Capstar and had committed to acquire Capstar class A common shares at $10 per share immediately prior to the closing of the business combination between Gelesis and Capstar, in case, the Available Funds, as defined in the agreement, were less than $15,000. According to the Backstop agreement, if the Group had to acquire any shares under the agreement, the Group would receive an additional 1,322,500 class A common shares of Capstar at no additional consideration.
The Group determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11,200 and transaction price of zero on the effective date of the Backstop agreement and as such was initially recorded at zero. The deferred gain was amortized over the period from the effective date until settlement date, January 13, 2022. During the years ended December 31, 2022 and 2021, the Group recognized income of $10,400 and $800, respectively, for the amortization of the deferred gain. During the year ended December 31, 2022, the Group recognized a loss of $2,776 in respect of the decrease in the fair value of the derivative until the settlement date, resulting in a net gain of $7,624 recorded during the year ended December 31, 2022 in respect of the Backstop agreement. The gain was included in other Income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the derivative on the settlement date in the amount of $8,424 represents an additional investment in Gelesis as part of the SPAC transaction described below.
On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $4,961 and received an additional 1,322,500 class A common shares of Capstar for no additional consideration.
2022
Share exchange – Capstar
On January 13, 2022, Gelesis completed its business combination with Capstar. As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (the "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $4,961, as part of the Backstop agreement described above. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, the Group holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares at the time of the exchange. Due to the Group's significant equity holding and voting interest in Gelesis, the Group continued to maintain significant influence in Gelesis and as such continued to account for its Gelesis equity investment under the equity method.
Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.0 percent as of December 31, 2021 to 22.8 percent as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis), the earn-out shares received in Gelesis (see Note 5. Investments Held at Fair Value) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28,255.
Impairment
Following Gelesis’ decline in its market price in 2022 and its lack of liquidity, the Group recorded an impairment loss of $8,390 as of December 31, 2022 in respect of its investment in Gelesis. The recoverable amount of the investment in Gelesis was $4,910 as of December 31, 2022, which was determined based on fair value less costs to sell (which were estimated to be insignificant). Fair value was determined based on level 1 of the fair value hierarchy as Gelesis shares were traded on an active market as of December 31, 2022.
The impairment loss was presented separately in the Consolidated Statement of Comprehensive Income/(loss) for the year ended December 31, 2022 in the line item impairment of investment in associates.
2023
During the year ended December 31, 2023, the Group entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 7. Investment in Notes from Associates). The warrants to purchase shares of Gelesis common stock represented potential voting rights to the Group and it is therefore necessary to consider whether they were substantive. If these potential voting rights were substantive and the Group had the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Group would be required to consolidate Gelesis under the accounting standards.
In February 2023, the Group obtained warrants to purchase 23,688,047 shares of Gelesis common stock (the “February Warrants”) at an exercise price of $0.2744 per share. The exercise of the February Warrants was subject to the approval of the Gelesis stockholders until May 1, 2023. On May 1, 2023, stockholder approval was no longer required for the Group to exercise the February Warrants. The potential voting rights associated with the February Warrants were not substantive as the exercise price of the February Warrants was at a significant premium to the fair value of the Gelesis common stock.
In May 2023, the Group obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May Warrants were exercisable at the option of the Group and had an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Group would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of the Merger Agreement as described below and were no longer substantive.
In October 2023, the Group terminated the Merger Agreement with Gelesis and the potential voting rights associated with the May Warrants were not substantive. Also, in October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. A Chapter 7 trustee has been appointed by the Bankruptcy Court who has control over the assets and liabilities of Gelesis, effectively eliminating the authority and powers of the Board of Directors of Gelesis and its executive officers to act on behalf of Gelesis. The assets of Gelesis will be liquidated and Gelesis no longer has any officers or employees. The Group ceased accounting for Gelesis as an equity method investment as it no longer had significant influence in Gelesis. During the year ended December 31, 2023, the Group recorded $4,910 as its share in the losses of Gelesis and the Group’s balance in this equity method investment was zero as of December 31, 2023.
Merger Agreement
On June 12, 2023, PureTech Health LLC and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of PureTech (“Merger Sub”), entered into an agreement (the "Merger Agreement"), pursuant to which Gelesis would merge with and into Merger Sub, with Merger Sub continuing as the surviving company ( the “Merger”). If the Merger had been completed, PureTech would have acquired all issued and outstanding shares of common stock of Gelesis not otherwise held by PureTech, and Gelesis would have become an indirect wholly-owned subsidiary of PureTech. On October 12, 2023, the Group terminated the Merger Agreement.
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
The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7,716, which is the initial value of the equity method investment in Sonde.
During the years ended December 31, 2023 and 2022, the Group recorded losses of $1,052 and $3,443, respectively, related to Sonde's equity method of accounting. As of December 31, 2023, the Sonde equity method investment has a balance of $3,185.
The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2023 and 2022.

Investment in Associates	$
As of January 1, 2022	—
Cash investment in associates	19,961
Additional investment as a result of settling the Backstop agreement (see above)	8,424
Gain on dilution of interest in associate (*)	13,793
Investment in Sonde - deconsolidation	7,680
Share in net loss of associates	(27,749)
Reversal of equity method losses recorded against LTI (due to decrease in the fair value of such LTI):	(4,406)
Share in other comprehensive loss of associates	(166)
Impairment	(8,390)
As of December 31, 2022 and January 1, 2023	9,147
Share in net loss of associates	(6,055)
Share in other comprehensive income of associates	92
As of December 31, 2023	3,185
*    Gain on dilution of interest was further increased due to the receipt of Gelesis Earn-out Shares accounted for as investments held at fair value (see above).

Summarized financial information
The following table summarizes the financial information of Gelesis as of December 31, 2022 and for the years ended December 31, 2022 and 2021, as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group’s interest in Gelesis. As of December 31, 2023, the Group’s investment in Gelesis is $0 and Gelesis does not represent a significant equity method investment. As a result, such a disclosure for Gelesis is not presented for the year ended December 31, 2023.

	2022 $
As of and for the year ended December 31,
Percentage ownership interest	22.5%
Non-current assets	333,040
Current assets	23,495
Non-current liabilities	(99,053)
Current liabilities	(80,010)
Non-controlling interests and options issued to third parties	(46,204)
Net assets (deficit) attributable to shareholders of Gelesis Inc.	131,268
Group's share of net assets (net deficit)	29,504
Goodwill	3,858
Impairment	(28,452)
Investment in associates	4,910
	2022 $	2021 $

Revenue	25,767	11,185
Loss from continuing operations (100%)	(111,567)	(271,430)
Total comprehensive loss (100%)	(112,285)	(273,005)
Group's share in net losses - limited to net investment amount (*)	(24,306)	(73,703)
Group's share of total comprehensive loss - limited to net investment amount	(24,472)	(73,703)
*    For the year ended December 31, 2022, the amount includes $4,406 reversal of equity method losses recorded against long-term Interests ("LTI") due to the decrease in fair value of such LTI.

7.     Investment in Notes from Associates
Gelesis
Unsecured Promissory Note
On July 27, 2022, the Group, as a lender, entered into an unsecured promissory note (the "Junior Note") with Gelesis, as a borrower, in the amount of $15,000. The Junior Note bears an annual interest rate of 15% per annum. The maturity date of the Junior Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. Based on the terms of the Junior Note, due to the option to convert to a variable amount of shares at the time of default, the Junior Note is required to be measured at fair value with changes in fair value recorded through profit and loss.
As of December 31, 2023 and December 31, 2022 the fair value of the Junior Note was $0 and $16,501, respectively. In the year ended December 31, 2023, the Group recorded a loss of $16,501 for the change in the fair value of the Junior Note which was included in gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Junior Note was determined to be $0 as of December 31, 2023 as Gelesis has ceased operations and filed for bankruptcy. In the year ended December 31, 2022, the Group recorded interest income of $963 and a gain of $539 for the change in the fair value of the Junior Note which was included in other income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss).
Senior Secured Convertible Promissory Notes
During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase for $11,850 senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock. The initial fair value of the Senior Notes was determined to be $10,729 while $1,121 was determined to be the initial fair value of the warrants. The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not solely represent payments of principal and interest as the Senior Notes are convertible into Gelesis common stock.
The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions).
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Senior Notes was $0 as of December 31, 2023 and the Group recorded a loss of $10,729 for the changes in the fair value of the Senior Notes. The loss was included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).
Vedanta
On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation).
Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded through profit and loss. During the years ended December 31, 2023, the Group recorded a loss of $400 for the changes in the fair value of the Vedanta convertible debt which was included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).
Following is the activity in respect of investments in notes from associates during the periods. The fair value of the $4,600 note from associate as of December 31, 2023 is determined using unobservable Level 3 inputs. See Note 18. Financial Instruments for additional information.

Investment in notes from associates	$
Balance as of January 1, 2022	—
Investment In Gelesis notes	15,000
Changes in the fair value of the notes	1,501
Balance as of December 31, 2022 and January 1, 2023	16,501
Investment In Gelesis notes	10,729
Investment in Vedanta convertible debt	5,000
Changes in the fair value of the notes and convertible debt	(27,630)
Balance as of December 31, 2023	4,600

8.     Operating Expenses
Total operating expenses were as follows:

For the years ending December 31,	2023 $	2022 $	2021 $
General and administrative	53,295	60,991	57,199
Research and development	96,235	152,433	110,471
Total operating expenses	149,530	213,425	167,671
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ending December 31,	2023	2022	2021
General and administrative	40	57	52
Research and development	56	144	119
Total	96	201	171
The aggregate payroll costs of these persons were as follows:

	2023 $	2022 $	2021 $
For the years ending December 31,
General and administrative	24,586	25,322	26,438
Research and development	21,102	36,321	28,950
Total	45,688	61,643	55,388
Detailed operating expenses were as follows:

	2023 $	2022 $	2021 $
For the years ending December 31,
Salaries and wages	37,084	41,750	36,792
Healthcare and other benefits	2,599	2,908	2,563
Payroll taxes	1,590	2,286	2,084
Share-based payments	4,415	14,699	13,950
Total payroll costs	45,688	61,643	55,388
Amortization	1,979	3,048	2,940
Depreciation	2,955	5,845	4,347
Total amortization and depreciation expenses	4,933	8,893	7,287
Other general and administrative expenses	25,180	31,600	26,714
Other research and development expenses	73,729	111,288	78,282
Total other operating expenses	98,909	142,888	104,996
Total operating expenses	149,530	213,425	167,671
Please refer to Note 9. Share-based Payments for further disclosures related to share-based payments and Note 26. Related Parties Transactions for management’s remuneration disclosures.

9.    Share-based Payments
Share-based payments includes stock options, time-based restricted stock units (“RSUs”) and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards, except for performance-based RSUs to executives that are treated as liability awards where expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group's share-based payment expense for the years ended December 31, 2023, 2022 and 2021, was $4,415, $14,699, and $13,950 respectively. The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	2023 $	2022 $	2021 $
General and administrative	3,185	8,862	9,310
Research and development	1,230	5,837	4,640
Total	4,415	14,699	13,950
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (the “2015 PSP”). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.
In June 2023 the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10.0 percent of the total ordinary shares outstanding over a five-year period.
The share-based awards granted under the PSPs are generally equity-settled (see cash settlements below). As of December 31, 2023, the Group had issued 27,384,777 units of share-based awards under these plans.
RSUs
RSU activity for the years ended December 31, 2023, 2022 and 2021 is detailed as follows:

	Number of Shares/Units	Weighted Average Grant Date Fair Value (GBP) (*)
Outstanding (Non-vested) at January 1, 2021	3,422,582	2.46
RSUs Granted in Period	2,195,133	2.15
Vested	(1,176,695)	2.93
Forfeited	(808,305)	2.25
Outstanding (Non-vested) at December 31, 2021 and January 1, 2022	3,632,715	1.91
RSUs Granted in Period	4,309,883	1.76
Vested	(696,398)	2.80
Forfeited	(1,155,420)	2.67
Outstanding (Non-vested) at December 31, 2022 and January 1, 2023	6,090,780	1.74
RSUs Granted in Period	3,679,669	1.28
Vested	(716,029)	2.00
Forfeited	(1,880,274)	1.94
Outstanding (Non-vested) at December 31, 2023	7,174,146	1.10
*    For liability awards - based on fair value at reporting date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.
RSUs granted to the non-executive directors are time-based and equity-settled. The grant date fair value on such RSUs is recognized over the vesting term.
RSUs granted to executives are performance-based and vesting of such RSUs is subject to the satisfaction of both performance and market conditions. The performance condition is based on the achievement of the Group's strategic targets. The market conditions are based on the achievement of the absolute total shareholder return (“TSR”), TSR as compared to the FTSE 250 Index, and TSR as compared to the MSCI Europe Health Care Index. The RSU award performance criteria have changed over time as the criteria are continually evaluated by the Group’s Remuneration Committee.
The Group recognizes the estimated fair value of performance-based awards with non-market conditions as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Group assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.
The fair value of the performance-based awards with market conditions is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.

Liability settled RSUs classification
The RSUs to executives are treated as liability awards as the Group has a historical practice of settling these awards in cash, and as such adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as stock based compensation expense.
The Group incurred share-based payment expenses for RSUs of $827 (including $402 expense in respect of RSU liability awards), $1,637 (including $1,131 expense in respect of RSU liability awards), and $1,540 (including $589 expense in respect of RSU liability awards) for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in the share-based compensation expense in respect of the RSUs for the year ended December 31, 2023, as compared to the year ended December 31, 2022 is due to reduction in the fair value of the liability awards.
As of December 31, 2023, the carrying amount of the RSU liability awards was $4,782, $1,281 current; $3,501 non current, out of which $1,283 related to awards that have met all their performance and market conditions.
Stock Options
Stock option activity for the years ended December 31, 2023, 2022 and 2021, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2021	10,916,086	1.81	8.38
Granted	5,424,000	3.34
Exercised	(2,238,187)	0.70		3.63
Forfeited and expired	(687,781)	2.53
Options Exercisable at December 31, 2021 and January 1, 2022	4,773,873	1.42	6.50
Outstanding at December 31, 2021 and January 1, 2022	13,414,118	2.58	8.29
Granted	8,881,000	2.04
Exercised	(577,022)	0.50		2.43
Forfeited and expired	(3,924,215)	2.89
Options Exercisable at December 31, 2022 and January 1, 2023	6,185,216	2.03	6.21
Outstanding at December 31, 2022 and January 1, 2023	17,793,881	2.31	8.03
Granted	3,120,975	2.22
Exercised	(534,034)	1.71		2.46
Forfeited and expired	(3,424,232)	2.40
Options Exercisable at December 31, 2023	9,065,830	2.19	6.01
Outstanding at December 31, 2023	16,956,590	2.29	7.20
The fair value of the stock options awarded by the Group was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2023	2022	2021
Expected volatility	43.69%	41.70%	41.05%
Expected terms (in years)	6.16	6.11	6.16
Risk-free interest rate	4.04%	2.13%	1.06%
Expected dividend yield	—	—	—
Exercise price (GBP)	2.22	2.04	3.34
Underlying stock price (GBP)	2.22	2.04	3.34
These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2023, 2022 and 2021 of $1.37 ,$1.15 and $1.87, respectively.
The Group incurred share-based payment expense for the stock options of $3,310, $8,351 and $6,158 for the years ended December 31, 2023, 2022 and 2021, respectively.
For shares outstanding as of December 31, 2023, the range of exercise prices is detailed as follows:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	439,490	—	5.76
1.00 to 2.00	4,989,572	1.54	5.64
2.00 to 3.00	6,664,028	2.25	8.55
3.00 to 4.00	4,863,500	3.33	7.10
Total	16,956,590	2.29	7.20

Subsidiary Plans
Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2023	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2023
Entrega	344,500	—	—	—	—	—	344,500
Follica	2,776,120	—	—	(2,170,547)	(605,573)	—	—
Vedanta	1,824,576	—	—	(1,313)	(29,607)	(1,793,656)	—

	Outstanding as of January 1, 2022	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2022
Entrega	349,500	45,000	—	(50,000)	—	—	344,500
Follica	2,686,120	90,000	—	—	—	—	2,776,120
Sonde	2,049,004	—	—	—	—	(2,049,004)	—
Vedanta	1,991,637	490,506	(400,000)	(65,235)	(192,332)	—	1,824,576

	Outstanding as of January 1, 2021	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2021
Alivio	3,888,168	197,398	(2,373,750)	(506,260)	(1,205,556)	—	—
Entrega	962,000	—	(525,000)	(87,500)	—	—	349,500
Follica	1,309,040	1,383,080	—	(6,000)	—	—	2,686,120
Sonde	2,192,834	—	—	(51,507)	(92,323)	—	2,049,004
Vedanta	1,741,888	451,532	(52,938)	(76,491)	(72,354)	—	1,991,637
The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2023, were as follows:

Outstanding at December 31, 2023	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Entrega	344,500	1.91	3.92
There were no grants in 2023 under any of the subsidiary option plans. The weighted average exercise prices for the options granted for the years ended December 31, 2022 and 2021, were as follows:

For the years ended December 31,	2022 $	2021 $
Entrega	0.02	—
Follica	1.86	1.86
Vedanta	14.94	19.69
The weighted average exercise prices for options forfeited during the year ended December 31, 2023, were as follows:

Forfeited during the year ended December 31, 2023	Number of options	Weighted-average exercise price $
Follica	605,573	1.86
Vedanta	29,607	17.06
The weighted average exercise prices for options exercisable as of December 31, 2023, were as follows:

Exercisable at December 31, 2023	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Entrega	329,500	1.99	0.02-2.36
There were no subsidiary options exercised during the year ended December 31, 2023.
For the years ended December 31, 2023, 2022 and 2021, the subsidiaries incurred share-based payment expense of $277, $4,711 and $6,252, respectively.

10.    Finance Income/(Costs), net
The following table shows the breakdown of finance income and costs:

	2023 $	2022 $	2021 $
For the years ended December 31,
Finance income
Interest income from financial assets	16,012	5,799	214
Total finance income	16,012	5,799	214
Finance costs
Contractual interest expense on notes payable	(1,422)	(212)	(1,031)
Interest expense on other borrowings	(363)	(1,759)	(1,502)
Interest expense on lease liability	(1,544)	(1,982)	(2,181)
Gain/(loss) on foreign currency exchange	(94)	14	(56)
Total finance cost – contractual	(3,424)	(3,939)	(4,771)
Gain/(loss) from change in fair value of warrant liability	33	6,740	1,419
Gain/(loss) from change in fair value of preferred shares	2,617	130,825	8,362
Gain/(loss) from change in fair value of convertible debt	—	(502)	(175)
Total finance income/(costs) – fair value accounting	2,650	137,063	9,606
Total finance costs - non cash interest expense related to sale of future royalties	(10,159)	—	—
Finance income/(costs), net	5,078	138,924	5,050

11.    Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the Group's net income or loss for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.
Diluted EPS is calculated by dividing the Group's net income or loss for the year by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled shares from the Group's share-based plans.
For the years ended December 31, 2023, 2022 and 2021, the Group incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation amounted to 1,509,900, 3,134,131 and 6,553,905 shares, respectively.
Earnings/(Loss) Attributable to Owners of the Group:

	2023		2022		2021
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Income/(loss) for the year, attributable to the owners of the Group	(65,697)	(65,697)	(50,354)	(50,354)	(60,558)	(60,558)
Weighted-Average Number of Ordinary Shares:

	2023		2022		2021
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	278,566,306	278,566,306	287,796,585	287,796,585	285,885,025	285,885,025
Effect of shares issued & treasury shares purchased	(2,263,773)	(2,263,773)	(3,037,150)	(3,037,150)	705,958	705,958
Weighted average number of ordinary shares at December 31,	276,302,533	276,302,533	284,759,435	284,759,435	286,590,983	286,590,983
Earnings/(Loss) per Share:

	2023		2022		2021
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	(0.24)	(0.24)	(0.18)	(0.18)	(0.21)	(0.21)

12.    Property and Equipment

Cost	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2022	11,733	1,452	1,329	18,485	8,116	41,115
Additions, net of transfers	390	—	11	412	1,362	2,176
Disposals	(118)	—	—	—	(77)	(195)
Deconsolidation of subsidiaries	—	—	(58)	—	—	(58)
Reclassifications	1,336	58	137	5,067	(6,598)	—
Balance as of December 31, 2022	13,341	1,510	1,419	23,964	2,803	43,037
Additions, net of transfers	—	—	—	—	87	87
Disposals/Impairment	(2,886)	—	(137)	—	—	(3,023)
Deconsolidation of subsidiaries	(5,092)	(438)	(365)	(8,799)	(2,871)	(17,565)
Reclassifications	—	—	—	—	(18)	(18)
Balance as of December 31, 2023	5,363	1,072	917	15,165	1	22,518

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2022	(5,686)	(663)	(1,190)	(6,806)	—	(14,344)
Depreciation	(2,082)	(212)	(107)	(3,444)	—	(5,845)
Disposals	57	—	—	—	—	57
Deconsolidation of subsidiaries	—	—	53	—	—	53
Balance as of December 31, 2022	(7,711)	(875)	(1,244)	(10,250)	—	(20,080)
Depreciation	(892)	(162)	(45)	(1,856)	—	(2,955)
Disposals	543	—	38	—	—	581
Deconsolidation of subsidiaries	3,917	339	357	4,858	—	9,472
Balance as of December 31, 2023	(4,142)	(698)	(894)	(7,248)	—	(12,982)

Property and Equipment, net	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of December 31, 2022	5,630	635	174	13,714	2,803	22,957
Balance as of December 31, 2023	1,221	375	23	7,917	1	9,536
Depreciation of property and equipment is included in the general and administrative expenses and research and development expenses in the Consolidated Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $2,955, $5,845 and $4,347 for the years ended December 31, 2023, 2022 and 2021, respectively.

13.     Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $
Balance as of January 1, 2022	990
Additions	25
Impairment	(163)
Deconsolidation of subsidiary	(21)
Balance as of December 31, 2022	831
Additions	200
Impairment	(105)
Deconsolidation of subsidiaries	(19)
Balance as of December 31, 2023	906

Accumulated amortization	Licenses $
Balance as of January 1, 2022	(3)
Amortization	(1)
Deconsolidation of subsidiary	4
Balance as of December 31, 2022	—
Amortization	—
Deconsolidation of subsidiary	—
Balance as of December 31, 2023	—

Intangible assets, net	Licenses $
Balance as of December 31, 2022	831
Balance as of December 31, 2023	906
Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and not ready for their intended use. As such, these assets are not amortized but tested for impairment annually.
During the year ended December 31, 2023, the Group wrote off two of its research intangible assets for which research was ceased in the amount of $105.
During the year ended December 31, 2023, Vedanta , Inc. was deconsolidated and as such, $19 net in intangible assets were derecognized.
During the year ended December 31,2022, the Group wrote off one of its research intangible assets for which research was ceased in the amount of $163.
During the year ended December 31, 2022, Sonde Health, Inc. was deconsolidated and as such, $18 net intangible assets were derecognized.
The Group tested all intangible assets for impairment as of the balance sheet date and concluded that none of such assets were impaired.
The Group had negligible amortization expense for the years ended December 31, 2022 and 2021 and no amortization expense for the year ended December 31, 2023.
14.     Other Financial Assets
Other financial assets consist primarily of restricted cash reserved as collateral against a letter of credit with a bank that is issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. The restricted cash was $1,628 and $2,124 as of December 31, 2023 and 2022, respectively.

15.     Equity
Total equity for the Group as of December 31, 2023, and 2022, was as follows:

	December 31, 2023 $	December 31, 2022 $
Equity
Share capital, £0.01 par value, issued and paid 271,853,731 and 278,566,306 as of December 31, 2023 and 2022, respectively	5,461	5,455
Share premium	290,262	289,624
Treasury shares, 17,614,428 and 10,595,347 as of December 31, 2023 and 2022, respectively	(44,626)	(26,492)
Merger Reserve	138,506	138,506
Translation reserve	182	89
Other reserves	(9,538)	(14,478)
Retained earnings/(accumulated deficit)	83,820	149,516
Equity attributable to owners of the Group	464,066	542,220
Non-controlling interests	(5,835)	5,369
Total equity	458,232	547,589
Changes in share capital and share premium relate primarily to incentive options exercises during the period.
Shareholders are entitled to vote on all matters submitted to shareholders for a vote. Each ordinary share is entitled to one vote and is entitled to receive dividends when and if declared by the Group’s Directors.
On June 18, 2015, the Group acquired the entire issued share capital of PureTech LLC in return for 159,648,387 ordinary shares. This was accounted for as a common control transaction at cost. It was deemed that the share capital was issued in line with movements in share capital as shown prior to the transaction taking place. In addition, the merger reserve records amounts previously recorded as share premium.
Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statement of Comprehensive Income/(Loss), settlements of vested stock awards as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.

On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each (the “Ordinary Shares”). The Group executed the Program in two equal tranches. The Group entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche, and the simultaneous on-sale of such Ordinary Shares by Jefferies to the Group, subject to certain volume and price restrictions. Jefferies made its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Group. Purchases could continue during any close period to which the Group was subject. The instruction to Jeffries could be amended or withdrawn so long as the Group was not in a close period or otherwise in possession of inside information.
Any purchases of the Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange in accordance with pre-set parameters and subject to limits prescribed by the Group’s general authority to repurchase the Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury and re-issued for settlement of share-based awards. As of December 31, 2023, the Group had repurchased an aggregate of 18,278,873 Ordinary Shares under the share repurchase program with 7,683,526 shares repurchased in 2023. The Program was completed during the month ended February 2024.
As of December 31, 2023, the Group’s issued share capital was 289,468,159 shares, including 17,614,428 shares repurchased under the Program and were held by the Group in treasury. The Group does not have a limited amount of authorized share capital.
16.     Subsidiary Preferred Shares
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Group, that is not considered to be within the control of the Group. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
The fair value of all subsidiary preferred shares as of December 31, 2023 and December 31, 2022, is as follows:

	2023 $	2022 $
As of December 31,
Entrega	169	169
Follica	—	350
Vedanta Biosciences	—	26,820
Total subsidiary preferred share balance	169	27,339
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
As of December 31, 2023 and December 31, 2022, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

	2023 $	2022 $
As of December 31,
Entrega	2,216	2,216
Follica	6,405	6,405
Vedanta Biosciences	—	149,568
Total minimum liquidation preference	8,621	158,189

For the years ended December 31, 2023 and 2022, the Group recognized the following changes in the value of subsidiary preferred shares:

$
Balance as of January 1, 2022	174,017
Decrease in value of preferred shares measured at fair value – finance costs (income)	(130,825)
Deconsolidation of subsidiary - (Sonde)	(15,853)
Balance as of December 31, 2022	27,339
Decrease in value of preferred shares measured at fair value – finance costs (income)	(2,617)
Deconsolidation of subsidiary – (Vedanta)	(24,554)
Balance as of December 31, 2023	169

17.     Sale of Future Royalties Liability
On March 4, 2011, the Group entered into a license agreement with Karuna Therapeutics, Inc. (“Karuna”) according to which the Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any (hereinafter “License Agreement”).
On March 22, 2023, the Group signed an agreement with Royalty Pharma (hereinafter "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to Royalty Pharma up until an annual threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones.
The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and regulatory milestones due to the Group under the License Agreement as revenue in its Consolidated Statement of Comprehensive Income/(Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Consolidated Statement of Financial Position. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement.
The acquisition of Karuna by Bristol Meyers Squibb (NYSE: BMY), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or Royalty Purchase Agreement, each of which remains in full force and effect.
In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100,000 liability, recorded at execution of the Royalty Purchase Agreement, will be accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that will be recognized in future periods.
Additional proceeds received from Royalty Pharma will increase the Group’s financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability will be effectively repaid over the life of the Royalty Purchase Agreement. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group will periodically assess the expected payments to, or proceeds from, Royalty Pharma, and any such changes in amount or timing of cash flows will require the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
The following shows the activity in respect of the sale of future royalties liability:

Sale of future royalties liability	$
Balance as of January 1, 2023	—
Amounts received at closing	100,000
Non cash interest expense recognized	10,159
Balance as of December 31, 2023	110,159

18.     Financial Instruments
The Group’s financial instruments consist of financial assets in the form of notes, convertible notes and investment in shares, and financial liabilities, including preferred shares. Many of these financial instruments are presented at fair value, with changes in fair value recorded through profit and loss.
Fair Value Process
For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued can be determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market/asset probability-weighted expected return method ("PWERM") approach, discounted cash flow approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows:

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
At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of preferred share liabilities, including embedded conversion rights that are not bifurcated, were determined using the following allocation methods: option pricing model (“OPM”), PWERM, or hybrid allocation framework. The methods are detailed as follows:

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
Hybrid
The hybrid method is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenario's occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.

Valuation policies and procedures are regularly monitored by the Group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS accounting standards. The Group measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3
Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instruments' valuation.

Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable and reasonable, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes
The following table summarizes the changes in the Group’s subsidiary preferred shares and convertible notes liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $	Subsidiary Convertible Notes $
Balance at January 1, 2021	118,972	25,000
Value at issuance	37,610	2,215
Conversion to subsidiary preferred shares	25,797	(25,797)
Accrued interest - contractual	—	867
Change in fair value	(8,362)	175
Balance at December 31, 2021 and January 1, 2022	174,017	2,461
Value at issuance	—	393
Accrued interest - contractual	—	48
Deconsolidation - Sonde	(15,853)	(3,403)
Change in fair value	(130,825)	502
Balance at December 31, 2022 and January 1, 2023	27,339	—
Change in fair value	(2,617)	—
Deconsolidation - Vedanta	(24,554)	—
Balance at December 31, 2023	169	—
The change in fair value of preferred shares and convertible notes liabilities are recorded in finance income/(costs) – fair value accounting in the Consolidated Statement of Comprehensive Income/(Loss).
Investments Held at Fair Value
Karuna, Vor and Akili Valuation
Karuna (Nasdaq: KRTX), Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange, and as such, the fair value as of December 31, 2023, was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy.
Vedanta and Sonde
As of December 31, 2023, the Group accounts for the following investments under IFRS 9 as investments held at fair value with changes in fair value through the profit and loss: Sonde preferred A-2 and B shares and Vedanta convertible preferred shares (subsequent to the date of deconsolidation). The valuation of the aforementioned investments is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2023, the Group recorded such investments at fair value and recognized a loss of $7,298 for the change in fair value of the investments. In addition, the Group determined that the fair value of its investment in the Gelesis 2023 Warrants was $0 as Gelesis ceased operations in October 2023.
The following table summarizes the changes in all the Group’s investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

$
Balance at January 1, 2021	206,892
Cash purchase of Vor preferred shares	500
Reclassification of Vor from level 3 to level 1	(33,365)
Gain/(loss) on change in fair value	65,505
Balance at December 31, 2021	239,533
Deconsolidation of Sonde	11,168
Gelesis Earn-out Shares received in the SPAC exchange	14,214
Exchange of Gelesis preferred shares to Gelesis common shares	(92,303)
Reclassification of Akili to level 1 investment	(128,764)
Gain/(loss) on change in fair value	(31,253)
Balance at December 31, 2022	12,593
Deconsolidation of Vedanta - new investment in Vedanta preferred shares	20,456
Investment in Gelesis 2023 Warrants	1,121
Gain/(loss) on changes in fair value	(9,299)
Balance as of December 31, 2023	24,872
The change in fair value of investments held at fair value is recorded in gain/(loss) on investments held at fair value in the Consolidated Statement of Comprehensive Income/(Loss).
At December 31, 2023, the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy include the preferred shares of Sonde and Vedanta, with fair value of $10,408 and $14,153, respectively. The significant unobservable inputs used at December 31, 2023 in the fair value measurement of these investments and the sensitivity of the fair value measurements for these investments to changes to these significant unobservable inputs are summarized in the table below.

As of December 31, 2023		Investment (Sonde) Measured through Market Backsolve & OPM
Unobservable Inputs	Input Value	Sensitivity Range	Investment Fair Value Increase/(Decrease) $
Equity Value	53,242	-5%	(464)
		+5%	463
Time to Liquidity	2.00	-6 Months	39
		+ 6 Months	(42)
Volatility	60%	-10%	19
		+10%	(35)

As of December 31, 2023		Investment (Vedanta) Measured through Market Backsolve that Leverages a Monte Carlo Simulation
Unobservable Inputs	Input Value	Sensitivity Range	Investment Fair Value Increase/(Decrease) $
Equity Value	127,883	-5%	(1,416)
		+5%	1,069
Time to Liquidity	1.23	- 6 Months	(3,907)
		+ 6 Months	1,261
Volatility	120%	-10%	(954)
		+10%	474
Investments in Notes from Associates
As of December 31, 2022, the investment in notes from associates was $16,501 and represents investments the Group made in convertible promissory notes of Gelesis. During the year ended December 31, 2023, the Group invested $10,729 in convertible promissory notes of Gelesis and $5,000 in a convertible note of Vedanta. The Group recorded a loss of $27,630 for the change in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/Loss. The loss was driven by a reduction in the fair value of the Gelesis convertible promissory notes of $27,230 as Gelesis filed for bankruptcy in October 2023 and a change in the fair value of the Vedanata convertible note of $400.
The convertible debt issued by Vedanta was valued using a market backsolve approach that leverages a Monte Carlo simulation. The significant unobservable inputs categorized as Level 3 in the fair value hierarchy used at December 31, 2023, in the fair value measurement of the convertible debt are the same as the inputs disclosed above for Vedanta preferred shares.
Fair Value Measurement and Classification
The fair value of financial instruments by category as of December 31, 2023 and 2022:

	2023
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[3]:
Money Markets[1,2]	156,705	—	156,705	—	—	156,705
Investment in notes from associates	4,600	—	—	—	4,600	4,600
Investments held at fair value	317,841	—	292,970	—	24,872	317,841
Total financial assets	479,146	—	449,675	—	29,472	479,146
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	4,782	—	—	4,782	4,782
Total financial liabilities	—	4,951	—	—	4,951	4,951
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Included within cash and cash equivalents.
3. Excluded from the table above are short-term investments of $136,062 that are classified at amortized cost as of December 31, 2023. The cost of these short-term investments approximates current fair value.

The Group has a number of financial instruments that are not measured at fair value in the Consolidated Statement of Financial Position. For these instruments the fair values are not materially different from their carrying amounts.

	2022
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets:
Money Markets[1,2]	95,249	—	95,249	—	—	95,249
Short-term investments[1]	200,229	—	200,229	—	—	200,229
Note from associate	16,501	—	—	—	16,501	16,501
Investments held at fair value	251,892	—	239,299	—	12,593	251,892
Trade and other receivables[3]	11,867	—	—	11,867	—	11,867
Total financial assets	575,738	—	534,777	11,867	29,094	575,738
Financial liabilities:
Subsidiary warrant liability	—	47	—	—	47	47
Subsidiary preferred shares	—	27,339	—	—	27,339	27,339
Subsidiary notes payable	—	2,345	—	2,097	248	2,345
Share-based liability awards	—	5,932	4,396	—	1,537	5,932
Total financial liabilities	—	35,664	4,396	2,097	29,171	35,664
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Included within cash and cash equivalents.
3 Outstanding receivables are owed primarily by government agencies and large corporations, virtually all of which are investment grade.

19.    Subsidiary Notes Payable
The subsidiary notes payable are comprised of loans and convertible notes. As of December 31, 2023 and December 31, 2022, the loan in Follica and the convertible notes for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

	2023 $	2022 $
As of December 31,
Loans	3,439	2,097
Convertible notes	260	248
Total subsidiary notes payable	3,699	2,345
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 5.0 percent in the interest only period and 12.0 percent in the repayment period.
Convertible Notes
Convertible Notes outstanding were as follows:

	Knode $	Appeering $	Sonde $	Total $
January 1, 2022	94	141	2,461	2,696
Gross principal - issuance of notes - financing activity	—	—	393	393
Accrued interest on convertible notes - finance costs	5	8	48	60
Change in fair value - finance costs	—	—	502	502
Deconsolidation	—	—	(3,403)	(3,403)
December 31, 2022 and January 1, 2023	99	149	—	248
Accrued interest on convertible notes - finance costs	5	8	—	13
December 31, 2023	104	156	—	260
On April 6, 2021, and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4,329, of which $2,215 were issued to third-party shareholders (and $2,113 were issued to the Group and eliminated in consolidation). In addition, in March 2022, Sonde issued an additional amount of $921, of which $393 were issued to third parties (and $528 issued to the Group and eliminated in consolidation). The notes bore interest at an annual rate of 6.0 percent and were to mature on the second anniversary of the issuance. The notes were to mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allowed for optional conversion concurrently with a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. Upon the completion of the Preferred B round of financing in Sonde on May 25, 2022, the Group lost control in Sonde and all convertible notes were derecognized as part of the deconsolidation - See Note 5. Investments Held at Fair Value.
For Sonde convertible notes, since these notes contained embedded derivatives, the notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The Sonde notes were deconsolidated in May 2022 as described above.

20.     Non-Controlling Interest
As of December 31, 2023, non-controlling interests include Entrega and Follica. Ownership interests of the non-controlling interests in these entities as of December 31, 2023 were 11.7 percent, and 19.9 percent, respectively. As of December 31, 2022, non-controlling interests include Entrega, Follica, and Vedanta. Ownership interests of the non-controlling interests in these entities were 11.7 percent , 19.9 percent, and 12.2 percent, respectively. As of December 31, 2021, non-controlling interests include Entrega, Follica, Sonde, and Vedanta. Ownership interests of the non-controlling interests in these entities were 11.7 percent, 19.9 percent, 6.2 percent and 3.7 percent, respectively. During the year ended December 31, 2023, Vedanta Biosciences, Inc was deconsolidated. During the year ended December 31, 2022, Sonde Health, Inc was deconsolidated. See Note 5. Investments Held at Fair Value.
Non-controlling interests include the amounts recorded for subsidiary stock options.
On June 11, 2021, the Group acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non-controlling interests amounted to $1,224, to be paid in three equal installments, with the first installment of $408 paid at the effective date of the transaction and two additional installments to be paid upon the occurrence of certain contingent events. The Group recorded a contingent consideration liability of $560 at fair value for the two additional installments, resulting in a total acquisition cost of $968. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9,636 was recorded directly as a charge to shareholders’ equity. The second installment of $408 was paid in July 2021, upon the occurrence of the contingent event specified in the agreement. The contingent consideration liability was adjusted to fair value at the end of each reporting period with changes in fair value recorded in earnings. Changes in fair value of the aforementioned contingent consideration liability were not material. As of December 31, 2022, the remaining contingent liability was reduced to zero as the second contingent event did not occur.
On December 1, 2021, option holders in Entrega exercised options into shares of common stock, increasing the NCI interest held from 0.2 percent to 11.7 percent. During 2021, option holders in Vedanta exercised options and increased the NCI interest to 3.7 percent. The exercise of the options resulted in an increase in the NCI share in Entrega and Vedanta shareholder's deficit of $5,887. The amount together with the consideration paid by NCI ($101) amounted to $5,988 and was recorded as a gain directly in shareholders' equity.
On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7 percent to 12.2 percent. The exercise of the options resulted in an increase in the NCI share in Vedanta shareholder's deficit of $15,171. The amount together with the consideration paid by NCI ($7) amounted to $15,171 and was recorded as a gain directly in shareholders' equity.

21.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

As of December 31,	2023 $	2022 $
Trade payables	14,637	26,504
Accrued expenses	28,187	24,518
Income tax payable	—	57
Liability for share-based awards	1,281	1,805
Other	3	1,957
Total trade and other payables	44,107	54,840
22.     Long-term loan
In September 2020, Vedanta entered into a $15,000 loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest-only payments prior to 2023. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1,050. As part of the loan agreement, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15,400 as of December 31, 2022. On March 1, 2023, the Group derecognized the loan in connection with Vedanta's deconsolidation. Refer to Note 5. Investments Held at Fair Value.
The following table summarizes long-term loan activity for the years ended December 31, 2023 and 2022:

	Long-term loan
	2023 $	2022 $
Balance at January 1,	15,400	15,118
Accrued interest	363	1,755
Interest paid	(300)	(1,436)
Other	(17)	(38)
Deconsolidation of subsidiary	(15,446)	—
Balance at December 31,	—	15,400
The long-term loan is presented as follows in the Statement of Financial Position as of December 31, 2023 and 2022:

	Long-term loan
	2023 $	2022 $
Current portion of long-term loan	—	5,156
Long-term loan	—	10,244
Total Long-term loan	—	15,400

23.     Leases and subleases
The activity related to the Group’s right of use asset and lease liability for the years ended December 31, 2023 and 2022 is as follows:

	Right of use asset, net
	2023 $	2022 $
Balance at January 1,	14,281	17,166
Additions	—	163
Depreciation	(1,979)	(3,047)
Deconsolidated	(2,477)	—
Balance at December 31,	9,825	14,281

	Total lease liability
	2023 $	2022 $
Balance at January 1,	29,128	32,990
Additions	—	163
Cash paid for rent - principal - financing cash flow	(3,338)	(4,025)
Cash paid for rent - interest	(1,544)	(1,982)
Interest expense	1,544	1,982
Deconsolidated	(4,146)	—
Balance at December 31,	21,644	29,128
Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the general and administrative expenses and research and development expenses line items in the Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $1,979, $3,047 and $2,938 for the years ended December 31, 2023, 2022 and 2021, respectively.
The following table details the short-term and long-term portion of the lease liability as of December 31, 2023 and 2022:

	Total lease liability
	2023 $	2022 $
Short-term portion of lease liability	3,394	4,972
Long-term portion of lease liability	18,250	24,155
Total lease liability	21,644	29,128
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2023 $
Less than one year	4,689
One to two years	4,644
Two to three years	4,419
Three to four years	4,551
Four to five years	4,687
More than five years	2,796
Total undiscounted lease maturities	25,785
Interest	4,141
Total lease liability	21,644
During the year ended December 31, 2019, the Group entered into a lease agreement for certain premises consisting of 50,858 rentable square feet of space located at 6 Tide Street, Boston, Massachusetts. The lease commenced on April 26, 2019 for an initial term consisting of ten years and three months, and there is an option to extend the lease for two consecutive periods of five years each. The Group assessed at the lease commencement date whether it was reasonably certain to exercise the extension options, and deemed such options were not reasonably certain to be exercised. The Group will reassess whether it is reasonably certain to exercise the options only if there is a significant event or significant change in circumstances within its control.

On June 26, 2019, the Group executed a sublease agreement with Gelesis. The lease is for 9,446 rentable square feet located on the sixth floor of the Group’s former office at 501 Boylston Street, Boston, Massachusetts. The sublease was set to expire on August 31, 2025, and was determined to be a finance lease. Gelesis ceased operations and filed for bankruptcy on October 30, 2023. As a result, the Group wrote off its receivable in the lease of $1,266 in 2023.
On January 23, 2023, the Group executed a sublease agreement with Allonnia, LLC (“Allonnia”). The sublease is for approximately 11,000 rentable square feet located on the third floor of the 6 Tide Street building where the Group’s offices are currently located. Allonnia obtained possession of the premises on February 17, 2023 with a rent commencement date of May 17, 2023. The lease term is two years from the rent commencement date, and Allonnia has the option to extend the sublease for an additional year at the same terms. The annual lease fee is $1,111 per year. The sublease was determined to be an operating lease, and as such, the total lease payments under the sublease agreement are recognized over the lease term on a straight-line basis. In February 2024, Allonnia exercised the option and extended the lease term through May 31, 2026.
Rental income recognized by the Group during the year ended December 31, 2023 was $781 which was included in the other income/(expense) line item in the Consolidated Statement of Comprehensive Income/(Loss). In the year ended December 31, 2022, the Group did not recognize any rental income.
24.     Capital and Financial Risk Management
Capital Risk Management
The Group's capital and financial risk management policy is to maintain a strong capital base to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has no material externally imposed capital requirements. The Group’s share capital is set out in Note 15. Equity.
Management continuously monitors the level of capital deployed and available for deployment in the Wholly-Owned Programs segment and at Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position.
The Group’s Directors have overall responsibility for the establishment and oversight of the Group's capital and risk management framework. The Group is exposed to certain risks through its normal course of operations. The Group’s main objective in using financial instruments is to promote the development and commercialization of intellectual property through the raising and investing of funds for this purpose. The nature, amount and timing of investments are determined by planned future investment activity. Due to the nature of activities and with the aim to maintain the investors’ funds as secure and protected, the Group’s policy is to hold any excess funds in highly liquid and readily available financial instruments and maintain minimal exposure to other financial risks.
The Group has exposure to the following risks arising from financial instruments:
Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade and other receivables. The Group held the following balances (not including the income tax receivable resulting from overpayment of income taxes as of December 31, 2022. See Note 27. Taxation):

	2023 $	2022 $
As of December 31
Cash and cash equivalents	191,081	149,866
Short-term investments	136,062	200,229
Trade and other receivables	2,376	11,867
Total	329,518	361,961
The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the Group believes are of high credit quality. Further, the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.
The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, and reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses due to the high credit quality or healthy financial conditions of these counterparties. As of December 31, 2023 and 2022, none of the trade and other receivables were impaired.
Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group actively manages its liquidity risk by closely monitoring the maturity of its financial assets and liabilities and projected cash flows from operations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Due to the nature of these financial liabilities, the funds are available on demand to provide optimal financial flexibility.

The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2023 and 2022, based on contractual undiscounted payments:

As of December 31	2023
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Subsidiary notes payable	3,699	3,699	—	—	3,699
Trade and other payables	44,107	44,107	—	—	44,107
Subsidiary preferred shares (Note 16)[1]	169	169	—	—	169
Total	47,975	47,975	—	—	47,975

As of December 31	2022
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Long-term loan	15,400	1,838	5,281	11,413	18,531
Subsidiary notes payable	2,345	2,345	—	—	2,345
Trade and other payables	54,840	54,840	—	—	54,840
Warrants[2]	47	47	—	—	47
Subsidiary preferred shares (Note 16)[1]	27,339	27,339	—	—	27,339
Total	99,971	86,409	5,281	11,413	103,103
1    Redeemable only upon a liquidation or deemed liquidation event, as defined in the applicable shareholder documents.
2    Warrants issued by subsidiaries to third parties to purchase preferred shares.
*    Does not include payments in respect of lease obligations. For the contractual future payments related to lease obligations, see Note 23. Leases and subleases.

Interest Rate Sensitivity
As of December 31, 2023, the Group had cash and cash equivalents of $191,081, and short-term investments of $136,062. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore, the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.
Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is, however, exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 16. Subsidiary Preferred Shares, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders, and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group’s cash position supports the business activities of the Controlled Founded Entities. Accordingly, the Group views exposure to the third party preferred share liability as low.
Deconsolidated Founded Entity Investments
The Group maintains certain debt or equity holdings in Founded Entities that are deconsolidated. These holdings are deemed either as investments and accounted for as investments held at fair value, or as associates and accounted for under the equity method. The Group's exposure to investments held at fair value is $317,841 as of December 31, 2023, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the initial investments. Accordingly, the Group does not view this as a high risk. As of December 31, 2023, Sonde is the only associate, and the carrying amount of the investment as associate is $3,185.
Equity Price Risk
As of December 31, 2023, the Group held 886,885 common shares of Karuna, 2,671,800 common shares of Vor and 12,527,477 common shares of Akili. The fair value of these investments in Karuna, Vor and Akili was $292,831, of which approximately 96% is related to the Karuna common shares.
The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares would cause a loss of approximately $29,283 to be recognized as a component of other income (expense) in the Consolidated Statement of Comprehensive Income/(Loss). However, the Group views exposure to equity price risk as low due to the definitive merger agreement Karuna entered into with Bristol Myers Squibb "BMS") in December 2023 under which Karuna common shares were acquired by Bristol Myers Squibb for $330 per share in March 2024.

Foreign Exchange Risk
The Group maintains consolidated financial statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.
The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes.

25.    Commitments and Contingencies
The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2023, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. As of December 31, 2023 and December 31, 2022, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,371 and $8,666, respectively. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.
The Group was a party to certain sponsored research arrangements and is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of December 31, 2023 and 2022, the noncancellable commitments in respect of such contracts amounted to approximately $16,422 and $11,288, respectively.
In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group subsidiary based on purported terms of a contract between such individual and the Group. The Group intends to defend itself vigorously though the ultimate outcome of this matter and the timing for resolution remains uncertain. No determination has been made that a loss, if any, arising from this matter is probable or that the amount of any such loss, or range of loss, is reasonably estimable.
The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings other than already included above for the years ended December 31, 2023 and 2022.

26.    Related Parties Transactions
Related Party Subleases and Royalties
During 2019, the Group executed a sublease agreement with a related party, Gelesis. As of December 31, 2022, the sublease receivable amounted to $1,285. During 2023, the sublease receivable was written down to $0 as Gelesis ceased operations and filed for bankruptcy.
The Group recorded $23, $89 and $113 of interest income with respect to the sublease during the years ended December 31, 2023, 2022, and 2021, respectively, which is presented within finance income in the Consolidated Statement of Comprehensive Income/(Loss).
The Group received royalties from Gelesis on its product sales. The Group recorded zero, $509, and $231 of royalty revenue during the years ended December 31, 2023, 2022, 2021, respectively, which is presented in contract revenue in the Consolidated Statement of Comprehensive Income/(Loss).
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including non-executive directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

	2023 $	2022 $	2021 $
As of December 31
Short-term employee benefits	9,714	4,162	4,612
Post-employment benefits	41	55	54
Termination Benefits	417	152	—
Share-based payment expense	599	2,741	4,045
Total	10,772	7,109	8,711
Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 9. Share-based Payments. As of 12/31/2023, the payable due to the key management employees was $4,732.

In addition the Group paid remuneration to non-executive directors in the amounts of $475, $655 and $605 for the years ended December 31, 2023, 2022 and 2021, respectively. Also, the Group incurred $373, $365, and $161 of stock based compensation expense for such non-executive directors for the years ended December 31, 2023, 2022, and 2021, respectively.
During the years ended December 31, 2023 and 2022, the Group incurred $46, and $51, respectively, of expenses paid to related parties.
Convertible Notes Issued to Directors
Certain related parties of the Group have invested in convertible notes issued by the Group’s subsidiaries. As of December 31, 2023 and December 31, 2022, the outstanding related party notes payable totaled $104 and $99, respectively, including principal and interest. The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as of December 31, 2023:

	Business name (share class)	Number of shares held as of December 31, 2023	Number of options held as of December 31, 2023	Number of RSUs held as of December 31, 2023	Ownership interest¹
Directors:
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.09%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
Dr John LaMattina[2]	Akili (Common)	56,554	—	—	0.07%
	Vedanta Biosciences (Common)	25,000	15,000	—	0.24%
Senior Managers:
Dr Bharatt Chowrira	Karuna (Common)	5,000	—	—	0.01%
1    Ownership interests as of December 31, 2023 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Dr John LaMattina holds convertible notes issued by Appeering in the aggregate principal amount of $50,000.

Directors and senior managers hold 23,547,554 ordinary shares and 11.5 percent voting rights of the Group as of December 31, 2023. This amount excludes options to purchase 2,262,500 ordinary shares. This amount also excludes 7,301,547 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2023, 2022 and 2021, and 102,732 shares, which are issuable to directors immediately prior to the Group's 2024 Annual General Meeting of Stockholders, based on the terms of the RSU awards granted to non-executive directors in 2023. Such shares will be issued to such senior managers and non-executive directors in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes.
Other
See Note 7. Investment in Notes from Associates for details on the notes issued by Gelesis and Vedanta to the Group.
As of December 31, 2023, the Group has a receivable from Sonde and Vedanta in the amount of $1,569.
See Note 6. Investments in Associates for details on the execution and termination of Merger Agreement with Gelesis.

27.     Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statement of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2023, 2022 and 2021, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Group owned greater than 80 percent of the vote and value. For the years ended December 31, 2023, 2022 and 2021, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Group owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.
Amounts recognized in Consolidated Statement of Comprehensive Income/(Loss):

	2023 $	2022 $	2021 $
For the year ended December 31
Income/(loss) for the year	(66,628)	(37,065)	(62,709)
Income tax expense/(benefit)	30,525	(55,719)	3,756
Income/(loss) before taxes	(36,103)	(92,783)	(58,953)
Recognized Income Tax Expense/(Benefit):

	2023 $	2022 $	2021 $
For the year ended December 31
Federal - current	(2,246)	13,065	22,138
State - current	(46)	1,336	109
Total current income tax expense/(benefit)	(2,292)	14,401	22,247
Federal - deferred	29,294	(48,240)	(15,416)
State - deferred	3,523	(21,880)	(3,075)

Total deferred income tax expense/(benefit)	32,817	(70,120)	(18,491)
Total income tax expense/(benefit), recognized	30,525	(55,719)	3,756

The income tax expense/(benefit) was $30,525, $(55,719) and $3,756 in 2023, 2022 and 2021 respectively. The increase in tax expense for the year ended December 31, 2023 was primarily attributable to a lower pre-tax loss in the tax consolidated U.S. group, the tax in respect of the sale of future royalties to Royalty Pharma and the tax impact of derecognizing previously recognized deferred tax assets that are no longer expected to be utilized.
Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2023		2022		2021
For the year ended December 31	$	%	$	%	$	%
US federal statutory rate	(7,573)	21.00	(19,486)	21.00	(12,380)	21.00
State taxes, net of federal effect	(3,974)	11.01	(8,043)	8.67	(4,484)	7.61
Tax credits	(9,167)	25.39	(6,876)	7.41	(5,056)	8.58
Stock-based compensation	589	(1.63)	788	(0.85)	555	(0.94)
Finance income/(costs) – fair value accounting	(556)	1.54	(28,783)	31.02	(2,017)	3.42
Loss with respect to associate for which no deferred tax asset is recognized	249	(0.69)	1,413	(1.52)	11,542	(19.58)
Revaluation of deferred due to rate change	—	0.00	(8,856)	9.54	—	—
Nondeductible compensation	872	(2.42)	300	(0.32)	746	(1.27)
Recognition of deferred tax assets and tax benefits not previously recognized	(433)	1.20	(184)	0.20	(414)	0.70
Unrecognized deferred tax asset	83,984	(232.63)	17,287	(18.63)	14,375	(24.38)
Deconsolidation of subsidiary	(17,506)	48.49	(3,572)	3.85	—	—
Other	1,321	(3.65)	293	(0.32)	889	(1.51)
Worthless stock deduction	(17,281)	47.87	—	—	—	—
	30,525	(84.52)	(55,719)	60.05	3,756	(6.37)
The Group is also subject to taxation in the UK, but to date, no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).
Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2023 $	2022 $
For the year ended December 31
Operating tax losses	3,849	48,317
Tax credits	2,425	11,101
Share-based payments	5,210	8,423
Capitalized research & development expenditures	39,422	36,084
Investment in Associates	—	13,036
Lease liability	5,133	7,143
Sale of future royalties	35,920	—
Other temporary differences	1,770	2,957
Deferred tax assets	93,729	127,061
Investments held at fair value	(53,411)	(47,877)
Right of use assets	(2,330)	(3,519)
Property and equipment, net	(1,637)	(2,348)
Investment in Associates	(755)	—
Deferred tax liabilities	(58,133)	(53,744)
Deferred tax assets (liabilities), net	35,596	73,317
Deferred tax liabilities, net, recognized	(52,462)	(19,645)
Deferred tax assets (liabilities), net, not recognized	88,058	92,962
The Group has recognized deferred tax assets due to future reversals of existing taxable temporary differences that will be sufficient to recover the deferred tax assets. Our unrecognized deferred tax assets of $88,058 are primarily related to tax credits, capitalized research & development expenditures and deferred tax asset related to the sale of future royalties to Royalty Pharma. The Group does not believe it is probable that future taxable profit will be available to support the realizability of these unrecognized deferred tax assets.
Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2023 $		2022 $
For the year ended December 31
	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Deductible temporary difference	353,323	83,741	132,145	33,544
Tax losses	13,681	3,849	219,466	48,317
Tax credits	468	468	11,101	11,101
Total	367,472	88,058	362,712	92,962
Tax Losses and Tax Credits Carryforwards
Tax losses and tax credits for which no deferred tax asset was recognized are presented below:

As of December 31	2023 $		2022 $

	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Tax losses expiring:
Within 10 years	4,741	1,284	23,930	5,387
More than 10 years	6,635	1,455	42,822	10,509
Available Indefinitely	2,305	1,110	152,714	32,421
Total	13,681	3,849	219,466	48,317
Tax credits expiring:
Within 10 years	43	43	43	43
More than 10 years	425	425	11,058	11,058
Available indefinitely	—	—	—	—
Total	468	468	11,101	11,101
The Group had U.S. federal net operating losses carry forwards (“NOLs”) of $13,681, $219,466 and $215,400 as of December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $2,305 which is not subject to expiration. The Group had U.S. federal research and development tax credits of approximately $1,396, $4,500 and $3,900 as of December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxes that expire at various dates through 2043. The Group also had Federal Orphan Drug credits of approximately $930 and $6,100 as of December 31, 2023, and 2022, which are available to offset future taxes that expire at various dates through 2043. A portion of these federal NOLs and credits can only be used to offset the profits from the Group’s subsidiaries who file separate federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Group had state net operating losses carry forwards (“NOLs”) of approximately $111,446, $71,700 and $27,900 for the years ended December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $98, $600 and $1,300 for the years ended December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxes and expire at various dates through 2038. These NOLs and credits are subject to review and possible adjustment by state taxing authority.
Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Group has performed a Section 382 analysis through December 31, 2023. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Group’s net operating losses which are subject to a Section 382 limitation has been recognized in the financial statements.
Tax Balances
The tax related balances presented in the Statement of Financial Position are as follows:

For the year ended December 31	2023 $	2022 $
Income tax receivable – current	11,746	10,040
Trade and other payables	—	(57)
Uncertain Tax Positions
The Group has no uncertain tax positions as of December 31, 2023. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

28.    Subsequent Events
The Group has evaluated subsequent events after December 31, 2023, up to the date of issuance, April 25, 2024, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following:
In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned Programs segment. Seaport Therapeutics ("Seaport") will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop Oncology will advance LYT-200 and other galectin-9 intellectual property. The financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities.
On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program ( the "Program") of its ordinary shares of one pence each. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of options.
In March 2024, Karuna was acquired by Bristol Myers Squibb (“BMS”) in accordance with a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of $292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock.
In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender Offer"). The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. If the full $100,000 is not returned, then the Group intends to return any remainder following the completion of the Tender Offer, by way of a special dividend.
In April 2024, Seaport Therapeutics, the Group's latest Founded Entity, raised $100,000 in a Series A financing, out of which $32,000 was invested by the Group. Following the Series A financing, the Group holds equity ownership in Seaport of 61.5 percent on a diluted basis.
In April 2024, the Gelesis' Chapter 7 Trustee provided notice that a third party bid to purchase the assets subject to the bankruptcy had been accepted as a stalking horse bid, subject to Bankruptcy Court approval. If such sale of the assets is ultimately approved by the Bankruptcy Court and consummated, it is expected that PureTech could recover a portion of its investment in Gelesis senior secured convertible promissory notes. The ultimate resolution of this matter, any potential recovery, and the associated timing remain uncertain. The Group has not recorded any amount in its Consolidated Financial Statements related to amounts that may be received as a result of the bankruptcy process.