Form 20-F
period 2024-12-31
PureTech Health plc
filed 2025-04-30
CIK 1782999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 239,421,312 outstanding as of December 31, 2024.

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
•the success, cost and timing of our clinical development within our Wholly-Owned Programs and Founded Entities, including the progress of, and results from, our Wholly-Owned Programs' and Founded Entities' preclinical and clinical trials of deupirfenidone (LYT-100) and LYT-200, our technology platforms and other potential therapeutic candidates within our Wholly-Owned Programs and therapeutic candidates being developed by our Founded Entities;
•our ability to obtain and maintain regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Wholly-Owned Programs or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates if cleared, certified, authorized or approved;
•our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Wholly-Owned Programs or our Founded Entities are designed to target;
•our plans to pursue research and development of other future therapeutic candidates;
•the potential advantages of the therapeutic candidates within our Wholly-Owned Programs and the therapeutic candidates being developed by our Founded Entities;
•the rate and degree of market acceptance and clinical utility of our therapeutic candidates;
•the success of our collaborations and partnerships with third parties;
•our estimates regarding the potential market opportunity for the therapeutic candidates within our Wholly-Owned Programs and the therapeutic candidates being developed by our Founded Entities;
•our sales, marketing and distribution capabilities and strategy;
•our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Wholly-Owned Programs and therapeutic candidates being developed by our Founded Entities;
•our intellectual property position;
•our expectations related to the use of capital;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•the impact of government laws and regulations; and
•our competitive position.
We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements, which speak only as of the date made. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should refer to Item 3.D - "Risk Factors" of this annual report on Form 20-F for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may undertake. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as may be required by law, we have no plans to update our forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F. We qualify all of our forward-looking statements by these cautionary statements.
Additionally, certain information we may disclose (either herein or elsewhere) is informed by the expectations of various stakeholders or third-party frameworks and, as such, may not necessarily be material for purposes of our filings under U.S. federal securities laws, even if we use “material” or similar language in discussing such matters.

SUMMARY OF RISK FACTORS
The risk factors described below are a summary of the principal risk factors associated with our business. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors incorporated by reference into Item 3.D – "Risk Factors". of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.
•As of December 31, 2024, we had never generated revenue from the therapeutic candidates within our Wholly-Owned Programs, and we may never be operationally profitable.
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
•The therapeutic candidates within our Wholly-Owned Programs and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized.
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
•Use of the therapeutic candidates within our Wholly-Owned Programs or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
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
•Issued patents covering our Wholly-Owned Programs or our Founded Entities' therapeutics candidates could be found invalid or unenforceable if challenged in courts or patent offices.
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

EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information required in this annual report on Form 20-F for the fiscal year ended December 31, 2024 (this "annual report on Form 20-F") of PureTech Health plc (the “Company”) set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2024”, portions of which are included as exhibit 15.1 to this annual report on Form 20-F. Only the information set out below with specific reference to items and pages of PureTech's "Annual Report and Accounts 2024" is deemed to be filed as part of this annual report on Form 20-F. Other information contained within PureTech's "Annual Report and Accounts 2024" that is not specified, including graphs and tabular data, is not included in this annual report on Form 20-F and is not deemed to be filed as part of this annual report on Form 20-F. Photographs are also not included. References herein to PureTech's websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this annual report on Form 20-F.
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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 182 to 219 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the heading "History and Development of the Company" on page 181 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results”.
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
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Highlights of the Year—2024” (for the years of 2022, 2023 and 2024) on page 1, “Our Diversified Hub-and-Spoke Model” on page 10, "Programs" on pages 11 to 13, “ESG Report— Patients-Ensuring Drug Efficacy and Safety” on page 33, “Risk Management—Risks related to regulatory approval" on page 61 and "Risk Management—Risks related to intellectual property protection" on page 63, “Financial Review—Revenue” on page 70, in each case of PureTech's "Annual Report and Accounts 2024" included as exhibit 15.1 to this annual report on Form 20-F; and “Consolidated Statement of Comprehensive Income/(Loss),” “Notes to the Consolidated Financial Statements—Note 3. Revenue” and “Notes to the Consolidated Financial Statements—Note 4. Segment Information,” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Seasonality does not materially impact the Company's main business.
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
An IND is a request for allowance from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
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
After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place a resubmitted NDA or BLA in condition for approval, including requests for additional clinical studies, or other information supporting the application. Notwithstanding the submission of any additional information or data, the FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied.
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
Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review. An NDA or BLA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

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
For purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare diseases or conditions within the meaning of the Orphan Drug Act. Under the current statutory sunset provisions, after December 20, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the Sponsor has rare pediatric disease designation for the drug, and that designation was granted by December 20, 2024. After September 30, 2026, FDA may not award any Rare Pediatric Disease Priority Review Voucher.
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
The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.
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

The Hatch-Waxman Act also establishes periods of non-patent regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of non-patent data exclusivity upon approval of a new drug containing new chemical entities that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The Hatch-Waxman Act also provides three years of non-patent exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug's approval. As a general matter, the three year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.
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
Both drugs and biological products can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of any existing periods of regulatory exclusivity or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
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
Manufacturing processes for medical devices are currently required to comply with the applicable portions of the QSR, which currently cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Medical device manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
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
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the GLP principles, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
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
The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.
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
•“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of products, such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced-therapy medicinal products, or ATMPs (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and (iv) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops).
•“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in other member states through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the concerned member states, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the CMSs).
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
European Pediatric Development
In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP, with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product candidate for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even where such results are negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity is granted.
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
The aforementioned EU rules are generally applicable in the EEA
Regulation of Medical Devices in the European Union
In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive which has been repealed and replaced by the EU Medical Devices Regulation. Our Founded Entities' medical devices current certificates have been granted under the EU Medical Devices Directive whose regime is described below. In accordance with the EU Medical Devices Regulation’s recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021, and (ii) legacy devices lawfully placed on the EU market after May 26, 2021 in accordance with the EU Medical Devices Regulation transitional provisions may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation.
In the EU, there is currently no premarket government review of medical devices. However, the EU requires that, all medical devices placed on the market in the EU must meet the safety and performance requirements laid down in Annex I to the Medical Devices Regulation, including the requirement that a medical device must be designed and manufactured in such a way that during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that general safety and performance requirement.
Compliance with the general safety and performance requirements of the Medical Devices Regulation is a prerequisite for European conformity marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the European Conformity, or CE mark, to the device, which allows the device to be placed on the market throughout the EU.
Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).
The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI, database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier, or UDI-DI, specific to a device, and a production identifier, or UDI-PI, to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. Certain obligations for registration in Eudamed are expected to become applicable in Q1 2026 (as Eudamed is not yet fully functional). Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.
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
The IVDR became applicable on May 26, 2022. Following subsequent legislative changes, European institutions adopted a “progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. Therefore, the IVDR applies since May 26, 2022. but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU IVDR. The IVDR among other things:
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
The regulation of companion diagnostics is subject to further requirements since the IVDR became applicable on May 26, 2022 but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the Regulation. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a MAA for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a national competent authorities or the EMA.
Brexit and the Regulatory Framework in the United Kingdom
Since the end of the Brexit transition period on January 1, 2021, and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom, or UK, has not generally been directly subject to EU laws with respect to medicinal products.
Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, has been the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in GB; broadly, Northern Ireland continued to follow the EU regulatory regime. However, on January 1, 2025, a new arrangement called the “Windsor Agreement” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes, and EU labelling and serialization requirements in relation to Northern Ireland, and introduces a UK-wide licensing process for medicinal products.
It remains unclear as to what extent the UK government will seek to align its regulations with the EU. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain, or GB (England, Scotland and Wales); however, new legislation such as the (EU) CTR is not applicable in GB. Whilst the EU-UK Trade and Cooperation Agreement, or TCA, includes the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.
The UK regulatory framework in relation to clinical trials is derived from pre-existing EU legislation (as implemented into UK law, through secondary legislation). The extent to which the regulation of clinical trials in the UK will mirror the (EU) CTR in the long term is not yet certain, however, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) Amendment Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient-centered. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026.
MAs in the UK are governed by the UK’s Human Medicines Regulations 2012. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder opted out. Under the terms of the Windsor Framework, these MAs became valid for the whole of the UK from January 1, 2025. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. Applications are governed by the UK’s Human Medicines Regulations 2012, and are made electronically through the MHRA Submissions Portal. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. In addition, an international recognition procedure, or IRP, has applied since January 1, 2024, whereby the MHRA will have regard to decisions on the approval of MAs made by the EMA and certain other regulators when determining an application for a new UK MA. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (i.e. the regulators in Australia, Canada, Switzerland, Singapore, Japan, the U.S. and the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update an MA in the UK. Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60-day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years or if there are such major objections identified or such approval has not been granted within the previous 2 years within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals. In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional 5-year renewal. Any authorization which is not followed by the actual placing of the medicinal product on the market in the UK within 3 years shall cease to be in force.
There is no pre-MA orphan designation in the UK. The MHRA reviews applications from companies for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.
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
Furthermore, on December 16, 2024, the UK government published an amendment to the UK’s Medical Devices Regulations 2002, or UK MDR, to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025 and aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. In addition, the MHRA launched a consultation between November 14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in GB, covering four topics, namely: (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the new UKCA mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4) maintaining in UK law certain pieces of “assimilated” EU law which are due to sunset in 2025. This consultation builds on the MHRA’s previous consultation between September and November 2021, and the UK government’s response to that consultation which was published on June 26, 2022. The MHRA has stated that it will incorporate feedback to its recent consultation into new legislation on pre-market requirements for medical devices in GB. The new legislation is expected to be implemented in 2026 and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances. Under the UK MDR, in order to be lawfully placed on the GB market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the GB market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the GB market until the sooner of certificate expiration or June 30, 2030.
Similarly, under the UK MDR, in order to be lawfully placed on the GB market, class A (non-sterile) IVD MDs need to be “UKCA” self certified, and other IVDs need to be “UKCA” certified by a UK approved body. However, certain IVD MDs in compliance with either the EU IVDD or IVDR can continue to be placed on the GB market until the sooner of certificate expiration or June 30, 2030.
Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark and a CE mark are applied and the device may only be placed on the market in Northern Ireland and not the EU.
Under the UK’s Misuse of Drugs Act 1971, class A drugs are considered to be the most potentially harmful, and have the highest level of control exerted over them. Similarly, Schedule 1 of the UK’s Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use, and can only be imported, exported, produced, supplied and the like under a license issued by the UK government’s Home Office.
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
Additional Laws and Regulations Governing International Operations
Our operations are subject to global anti-corruption laws, including the UK Bribery Act 2020 (“Bribery Act”), the US Foreign Corrupt Practices Act ("FCPA"), and other applicable laws which generally prohibit us, our employees, and intermediaries acting on our behalf from corruptly authorizing, promising, offering, or providing, directly or indirectly, anything of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also prohibits: (i) “commercial” bribery of private parties, in addition to bribery involving domestic or foreign officials; (ii) the acceptance of bribes, as well as the giving of bribes; and (iii) “facilitation payments”, meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct that persons are already under obligations to perform. The Bribery Act also creates an offense applicable to corporate entities for failure to prevent bribery by our employees, officers, directors, and other third parties acting on our behalf, to which the only defense is to maintain “adequate procedures” designed to prevent such acts of bribery.
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
The failure to comply with laws governing international business practices may result in investigations, substantial civil and criminal fines and penalties, collateral litigation, suspension or debarment from government contracting, and other sanctions.
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
•expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
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
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new manufacturer discounting program (which began in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has published the negotiated prices for the initial ten drugs, which will first be effective in 2026, and the list of the subsequent 15 drugs that will be subject to negotiation, although the Medicare drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.
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
Health Technology Assessment, or HTA, of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states
In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, certain high-risk medical devices as of 2026, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
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

C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the heading “Highlights of the Year—2024" on page 1 and "Our Diversified Hub-and-Spoke Model” on page 10 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference and "Notes to the Consolidated Financial Statements—Note 1. Material Accounting Policies" in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial Statements—Note 13. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 23. Leases and subleases” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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
Our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board ("IASB").
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
A. OPERATING RESULTS
The information (including tabular data) set forth or referenced under the heading “Key Performance Indicators—2024” on page 67 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2024 Compared with 2023
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 68 to 80 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2023 Compared with 2022

This information is set forth under Item 5. A. "Operating Results" of PureTech's annual report on Form 20-F for the year ended December 31, 2023.
The information (including tabular data) set forth or referenced under the heading “Risk Management” on pages 60 to 64 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. LIQUIDITY AND CAPITAL RESOURCES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Viability" on pages 65 to 66 and "Financial Review—Cash Flow and Liquidity" on page 69 of PureTech's "Annual Report and Accounts 2024" included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 20. Subsidiary Notes Payable”, “Notes to the Consolidated Financial Statements—Note 23. Leases and subleases”, “Notes to the Consolidated Financial Statements—Note 24. Capital and Financial Risk Management” and “Notes to the Consolidated Financial Statements—Note 25. Commitments and Contingencies”, in each case of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December 31, 2024, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of December 31, 2024 payments in respect of developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $7.1 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We are not able to predict when and if such milestone events will occur. Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 14. Intangible Assets" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
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

As of December 31, 2024, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Notes to the Consolidated Financial Statements—Note 15. Other Financial Assets” included in our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We consider the Group's working capital to be sufficient for its present requirements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein: "Overview - Giving Life To Science" on page 1 and “ESG Report - Patients—Bioethics: R&D” on page 32 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F and "Notes to the Consolidated Financial Statements - Note 4. Segment Information" of our consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 82 to 84, “Management team” on page 85 and "Directors’ Report for the year ended December 31, 2024” on pages 93 to 97 in each case of PureTech’s “Annual Report and Accounts 2024" included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Directors’ Report for the year ended December 31, 2024” on pages 93 to 97, “Directors’ Remuneration Report for the year ended December 31, 2024” on pages 102 to 109, “Directors’ Remuneration Policy” on pages 106 to 109, “Annual Report on Remuneration” on pages 110 to 120, in each case of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 10. Share-based Payments” of our audited consolidated financial statements included elsewhere in this annual report. References to the term audited within the "Annual Report on Remuneration" are not incorporated by reference within this Form 20-F.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings "Board of Directors" on pages 82 to 84 “The Board” on pages 86 to 90, “Report of the Nomination Committee” on page 98, “Report of the Audit Committee” on pages 99 to 101, and "Directors' Remuneration Report for the year ended December 31, 2024" on pages 102 to 109 in each case of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report— People” on pages 34 to 39 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2024” on pages 93 to 97 and “Annual Report on Remuneration” on pages 110 to 120, in each case of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference. For information regarding the share ownership of our directors and executive officers, see Item 7.A - "Major Shareholders". References to the term audited within the "Annual Report on Remuneration" are not incorporated by reference within this Form 20-F.
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
The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 240,189,449 ordinary shares outstanding as of March 31, 2025.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2025 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Shareholders
Invesco Ltd.[1]	17.1%
Baillie Gifford & Co2	6.3%
Lansdowne Partners Limited[3]	6.0%
Citigroup Inc. [4]	5.1%
Recordati S.p.A [5]	4.0%
Vanguard Group, Inc. [6]	4.0%
Fidelity International Limited [7]	3.4%
Daphne Zohar[8]	3.2%
Executive Officers and Directors
Bharatt Chowrira, Ph.D., J.D.9	1.3%
Sharon Barber-Lui.10	*
Michele Holcomb, Ph.D.	—%
Raju Kucherlapati, Ph.D.[11]	1.0%
John LaMattina, Ph.D.[12]	*
Robert Langer, Sc.D.[13]	1.2%
Kiran Mazumdar-Shaw.14	*
*    Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.

We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 31, 2025, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 30% of our outstanding ordinary shares were held in the United States by approximately 52 holders of record.
1 Consists of 41,011,890 shares beneficially held. The address for Invesco Ltd. is c/o Invesco Ltd.,1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.
2 Consists of 15,123,383 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
3 Consists of 14,442,261 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
4 Consists of 12,340,665 shares beneficially held. The address for Citigroup Inc. is 388 Greenwich Street, New York, NY 10013.
5 Consists of 9,554,140 shares beneficially held. The address for Recordati S.p.A. is c/o Via Civitali, 1, 20148 Milano, Italy.
6 Consists of 9,478,214 shares beneficially held. The address for Vanguard Group, Inc. is 455 Devon Park Dr Valley Forge, PA, 19482.
7 Consists of 8,201,046 shares beneficially held. The address for Fidelity International Ltd. is c/o Fidelity International Ltd., Pembroke Hall, 42 Crow Lane Hamilton, Pembroke, HM19 Bermuda.
8 Consists of an aggregate of 7,723,014 shares beneficially held.
9 Consists of an aggregate of 1,108,004 shares beneficially held, and 1,950,000 vested but unexercised options.
10 Consists of an aggregate of 38,629 shares beneficially held.
11 Consists of an aggregate of 2,509,650 shares beneficially held.
12 Consists of an aggregate of 1,324,130 shares beneficially held, split between (i) 1,184,774 shares held by the John L LaMattina Revocable Trust and (ii) 139,256 shares held by the LaMattina Charitable Trust.
13 Consists of an aggregate of 2,760,854 shares beneficially held, split between (i) 2,332,578 shares held by the Dr. Langer directly, (ii) 419,867 shares held by the Langer Family 2020 Trust, and (iii) 8,409 shares held by Dr. Langer and Laura Langer jointly.
14 Consists of an aggregate of 49,819 shares beneficially held.

The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December 31, 2024—Substantial Shareholders” on page 93 and “Annual Report on Remuneration” on pages 110 to 120, in each case of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Change in Ownership of Major Shareholders
To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: headings “Directors’ Report for the year ended December 31, 2024—Related party transactions” on page 95, “Highlights of the Year – 2024” on page 1, "Our Diversified Hub-and-Spoke Model" on page 10 and "Programs" on pages 14 to 21, in each case of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 26. Related Parties Transactions” of our audited consolidated financial statements included elsewhere in this annual report. For information regarding transactions with our Founded Entities, see Item 10.C - "Material Contracts."
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
Legal Proceedings
As of December 31, 2024, we were not party to any material legal matters or claims, except as noted below. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows. In March 2024, a complaint was filed against the Company alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Company subsidiary based on purported terms of a contract between such individual and the Company. In April 2024, we filed an answer to the complaint denying all substantive claims. Since that date, the parties have filed certain discovery-related requests and responses, undertaken general discussions, and engaged in mediation. While we strongly believe in the merits of our position and intend to defend it vigorously, the ultimate outcome of this matter remains uncertain and will take time to resolve as the discussions between the parties remain ongoing. We will continue to evaluate this matter on an ongoing basis as the situation progresses.
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
A copy of our Articles is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to our annual report on Form 20-F for the year ended December 31, 2024.
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
In addition, pursuant to the NPA, we agreed, upon the request of the Notes Issuers, to purchase from the Notes Issuers an additional $5.0 million principal amount of the Convertible Notes (the “Additional Notes”), and to purchase from GLS additional Warrants, representing warrant coverage of 170% of the principal amount of the Additional Notes, subject to certain conditions.
On May 1, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $2.0 million, an Additional Note in the aggregate principal amount of $2.0 million, and (ii) GLS issued to us a warrant to purchase 192,307,692 shares of Common Stock of GLS.
On May 26, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $0.35 million, an Additional Note in the aggregate principal amount of $0.35 million, and (ii) GLS used to us a warrant to purchase 43,133,803 shares of Common Stock of GLS.
On June 12, 2023, the Notes Issuers issued to us, for a cash purchase price of $3.0 million, an Additional Note in the aggregate principal amount of $3.0 million.
On June 28, 2023, we entered into Amendment No. 3 to the NPA with the Notes Issuers and certain of its subsidiaries, which extended the maturity date of the Convertible Notes issued pursuant to the NPA to March 31, 2024, unless earlier converted or redeemed.
On September 20, 2023, the Notes Issuers issued to us, for a cash purchase price of $1.5 million, an Additional Note in the aggregate principal amount of $1.5 million.
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
Gelesis Bankruptcy Filing
On October 30, 2023, GLS, together with its U. S. subsidiaries, Gelesis, Inc., and Gelesis, LLC, ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware Case No. 23-11787. Subsequently, the Chapter 7 Trustee of GLS entered into a sale of substantially all assets to an affiliate of Theras Group S.r.l., T-Investments S.r.l., and Andromeda Energy S.r.l. for a purchase price of $15.0 million. The transaction closed on July 16, 2024 pursuant to a Section 363 sale process in the U.S. Bankruptcy Court for the District of Delaware. As of December 31, 2024, a plan of distribution for the proceeds from this sale of substantially all assets has not been filed by the Chapter 7 Trustee of GLS.
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
In connection with entry into the Asset Transfer Agreement, we entered into a Transition Services Agreement with Seaport pursuant to which we will provide to Seaport certain services relating to the orderly transition and continued operation of the Transferred Assets on a transitional basis for one year following the Seaport Closing Date (unless extended by mutual agreement of the parties or the earlier termination of all services provided under the Transition Services Agreement) in consideration of Seaport’s payment of all fees associated with the transitioned services. Subsequently, the term of the Transition Services Agreement was extended to 18 months following the Seaport Closing Date.
Seaport Stock Purchase Agreements
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
On October 18, 2024, we entered into a Series B Preferred Stock Purchase Agreement with Seaport and other investors party thereto pursuant to which we agreed to purchase an aggregate of 3,031,578 shares of Seaport’s Series B Preferred Stock at a purchase price of $4.75 per share.

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
•Pursuant to an Amended and Restated Voting Agreement between Seaport and certain investors, dated October 18, 2024, we are entitled to designate two directors to Seaport’s board of directors so long as we and our affiliates beneficially own an aggregate of at least 10,000,000 shares of the Series A-1 Preferred Stock of Seaport. The agreement also provides for drag-along rights with respect to certain sales of Seaport's capital stock. The execution of this agreement replaced and terminated the previous Voting Agreement dated April 8, 2024, which had provided us with similar rights.
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
•Amended and Restated Investors’ Rights Agreement between Vor and the investor parties named therein, dated June 30, 2020; and
•Amended and Restated Investors’ Rights Agreement between Seaport and the investor parties thereto, dated October 18, 2024, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated April 8, 2024, which had provided us with similar rights. The Amended and Restated Investors' Rights Agreement grants us a preemptive right to purchase our pro rata share of new securities that Seaport may propose to sell and issue, subject to certain exceptions. We also have the right, following the completion of an initial public offering, to demand that Seaport file a registration statement or request that our shares be covered by a registration statement that Seaport is filing in certain circumstances. The agreement also provides us with certain information and inspection rights, which rights terminate upon an initial public offering or certain liquidation events.
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
•Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto; and
•Amended and Restated Right of First Refusal and Co-Sale Agreement, dated October 18, 2024, by and between Seaport Therapeutics, Inc. and the investors and key holders party thereto, the execution of which replaced and terminated the previous Right of First Refusal and Co-Sale Agreement dated April 8, 2024, which had provided us with similar rights. The Amended and Restated Right of First Refusal and Co-Sale Agreement grants us and certain other investors the right of first refusal to purchase and co-sale rights with respect to certain transfers.
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

Taxation in the United States
The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the acquisition, ownership and disposition of our ordinary shares or ADSs, but does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), and judicial decisions, in each case as available on the date of this annual report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not, and will not, seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and there can be no assurance the IRS or a court will agree with the discussion below. This discussion is limited to U.S. Holders and Non-U.S. Holders of our ordinary shares or ADSs. This discussion addresses only the U.S. federal income tax considerations for holders that our ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax matters that may be relevant to a particular holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of our ordinary shares or ADSs. In addition, this discussion does not address tax considerations applicable to a holder of our ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
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
Treatment of the Company as a Domestic Corporation for U.S. Federal Income Tax Purposes
Even though we are incorporated under the laws of England and Wales, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes. This has implications for all shareholders; we are subject to U.S. federal income tax as if we were a U.S. corporation, and distributions made by us are generally treated as U.S.-source as described below and generally subject to U.S. dividend withholding tax to the extent treated as a dividend, as described below.
U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares or ADSs, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs (or engage in any transactions treated as distributions for U.S. federal income tax purposes), such distributions will be treated as U.S.-source dividends includible in the gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds tour current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as gain from the sale of such ordinary shares or ADSs. Subject to applicable limitations and requirements, dividends received on the ordinary shares or ADSs generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by us to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met.
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
Information Reporting And Backup Withholding
Payments of distributions on or proceeds arising from the sale or other taxable disposition of ordinary shares or ADSs generally will be subject to information reporting, and they may be subject to backup withholding, if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Non-U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares or ADSs, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs (or engage in any transactions treated as distributions for U.S. federal income tax purposes), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its ordinary shares or ADSs, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
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
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed U.S. Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our ordinary shares or ADSs paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our ordinary shares or ADSs. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued.
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
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein: “Quantitative and Qualitative Disclosures about Financial Risks” on page 79 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F and in “Financial Statements—Notes to the Consolidated Financial Statements—Note 24. Capital and Financial Risk Management” in the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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
A. Disclosure Controls and Procedures
Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management of the Group, including our Chief Executive Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Because of its inherent limitations, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.
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
•Management, including our Chief Executive Officer and principal financial officer, conducted an evaluation of the effectiveness of Group's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO);
•Based on their assessment under these criteria, our management has concluded that as of December 31, 2024, the Group's internal control over financial reporting was effective.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Group's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 18 - "Financial Statements".
D. Changes in Internal Control Over Financial Reporting
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
Our Board of Directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.puretechhealth.com.The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this annual report on Form 20-F. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. We granted no waivers under our Code of Business Conduct and Ethics in 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed to us for professional services rendered by PricewaterhouseCoopers LLP in 2023 and 2024 and KPMG LLP (our former independent registered public accounting firm) in the interim period through May 31, 2023.
PwC:

For the years ending December 31,	2024 $000s	2023 $000s
Audit fees	2,843	2,686
Audit-related fees	—	—
Tax fees	—	—
All other fees*	6	9
Total	2,848	2,695
*”All other fees” represents non-audit fees in connection with access to the PricewaterhouseCoopers LLP on-line accounting research and disclosure database.

KPMG:

For the years ending December 31,	2024 $000s	2023 $000s	2022 $000s
Audit fees	—	—	3,099
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	—	—	3,099
The information set forth or referenced under the heading “Report of the Audit Committee” on pages 99 to 101 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to KPMG LLP and PricewaterhouseCoopers LLP were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2024 through January 31, 2024[1]	1,586,857	$2.48	1,586,857	$773,805
February 1, 2024 through February 29, 2024[1]	317,133	$2.44	317,133	—
June 24, 2024[2]	31,540,670	$3.17	31,540,670	—
Total	33,444,660	$3.13	33,444,660
1.On May 9, 2022, the Company announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares. The Company executed the Program in two equal tranches, the first of which was completed on October 26, 2022, and the second which was completed on February 7, 2024. In respect of each of the two tranches, the Company entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the Company’s ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such ordinary shares by Jefferies to the Company. Jefferies makes its trading decisions in relation to the ordinary shares independently of, and uninfluenced by, the Company. Between May 9, 2022, and February 7, 2024, the Company repurchased an aggregate of 20,182,863 ordinary shares under the Share Buyback Program, which represents approximately 7% of the Company’s issued share capital at the time the program commenced. Any purchase of ordinary shares under the Program was carried out on the London Stock Exchange and any other UK recognized investment exchange which may have been agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase ordinary shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All ordinary shares repurchased under the Program were then held in treasury.
2.On May 18, 2024, the Board of Directors approved a tender offer to purchase up to an aggregate of $100 million of ordinary shares (including ordinary shares represented by ADSs), subject to shareholder approval, certain limitations and legal requirements (“Tender Offer”). The Tender Offer commenced on May 20, 2024 and expired at 5:00 P.M., New York City time, on June 18, 2024 with respect to ADSs and 1:00 p.m., London time, on June 20, 2024 with respect to ordinary shares. Jefferies implemented the Tender Offer by acquiring, as principal, the successfully tendered ordinary share (including ordinary shares represented by ADSs) at a fixed price of 250 pence per ordinary share (equivalent to £25.00 per ADS) (the “Tender Price”), with such purchases being market purchases. Immediately following completion of the Tender Offer, Jefferies exercised its right to sell such ordinary share (including ordinary shares represented by ADSs) to the Company, at the Tender Price. On June 24, 2024, a total of 31,540,670 ordinary shares (including ordinary shares represented by ADSs) were repurchased by the Company in connection with the Tender Offer, representing approximately 12% of the issued ordinary share capital of the Company. All ordinary shares repurchased in connection with the Tender Offer have been cancelled.

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
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended 31 December 2024—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 94 of PureTech’s “Annual Report and Accounts 2024” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
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
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted a Securities Dealing Code, which applies to all of our directors, officers, employees and other covered persons, governing the purchase, sale, and other dispositions of our securities. We believe our Securities Dealing Code is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Securities Dealing Code is filed as Exhibit 11.1 to this annual report on Form 20-F.

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
Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.
Key elements of our cybersecurity risk management program include but are not limited to the following:
•risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
•cybersecurity awareness training of our employees, including incident response personnel, and senior management, including phishing training courses designed to educate users on detecting malicious emails;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
•use of a Digital Forensics and Incident Response team provided by our external IT service provider as needed; and
•an internal risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threat that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial conditions. For more information, see the section titled “Risk Factor— Cyberattacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.”
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
Our management team, including our Vice President of IT who serves as our Information Security Officer, has a combined 30+ years of risk management experience and is responsible for assessing and managing our material risks from cybersecurity threats. Our Vice President of IT brings 20+ years of experience, including serving as lead of all aspects of IT strategy at similar Boston-area biopharma companies. Based on the Vice President of IT's extensive background, he counsels the management team on IT risks and leads the overall function. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes experience managing IT programs as well as various certifications, such as the Information Systems Security Professional certification, and Certified Cloud Security Professionalism certification.
Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our information technology environment.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-55 of this annual report on Form 20-F.
Seaport Therapeutics, Inc. was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the period from October 18, 2024 (the date when it deconsolidated from PureTech) through December 31, 2024. As such, the financial statements and related notes of Seaport Therapeutics, Inc. required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the below Exhibit Index are filed as Exhibits to this annual report on Form 20-F.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder	20-F	001-39670	2.1	4/15/2021
2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3	Description of Registrant’s Securities	20-F	001-39670	2.3	4/26/2022
4.1#	2015 Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	2023 Performance Share Plan	20-F	001-39670	4.2	4/25/2024
4.3#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.4#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.5#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.6	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.7#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.8†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.9†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.10	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.11†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.12†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.13†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.14†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.15†	Amended and Restated Voting Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the stockholders party thereto	20-F	001-39670	4.15	4/25/2024
4.16†	Amended and Restated Investors' Rights Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors party thereto	20-F	001-39670	4.16	4/25/2024
4.17†	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors and key holders party thereto	20-F	001-39670	4.17	4/25/2024
4.18†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020
4.19†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.20†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020
4.21†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
4.22+	Amended and Restated Registration and Stockholder Rights Agreement, dated January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto	8-K	001-39362	10.2	1/20/2022
4.23†	Amended and Restated Investors' Rights Agreement, dated March 1, 2023 by and among Vedanta Biosciences, Inc. and the investors and noteholders party thereto	20-F	001-39670	4.25	4/25/2024
4.24	Form of Subscription Agreement	S-4	333-258693	10.2	8/10/2021
4.25	Form of Promissory Note of Gelesis Holdings, Inc.	8-K	001-39362	10.1	7/29/2022
4.26+	Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC	8-K	001-39362	10.1	2/23/2023
4.27†+	Royalty Purchase Agreement, dated as of March 22, 2023, by and between PureTech Health LLC and Royalty Pharma Investments 2019 ICAV	20-F	001-39670	4.36	04/25/2024
4.28*	Form of Secured Subordinated Convertible Promissory Note of Vedanta Biosciences, Inc.	20-F	001-39670	4.37	4/25/2024
4.29+	Asset Transfer Agreement, dated April 8, 2024, by and among Seaport Therapeutics Inc., PureTech Health LLC, and PureTech LYT Inc.	20-F	001-39670	4.38	4/25/2024
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
11.1*	Securities Dealing Code
12.1*	Certification by the Principal Executive and Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive and Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1***	Annual Report and Accounts 2024
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-39670	97.1	4/25/2024
99.1*	Seaport Therapeutics, Inc. and subsidiaries Consolidated Financial Statements for the period from October 18, 2024 through December 31, 2024

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*     Filed herewith.
**    Furnished herewith.
***     Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this annual report on Form 20-F, as specified elsewhere in this annual report on Form 20-F. With the exception of the items and pages so specified, the "Annual Report and Accounts 2024" is not deemed to be filed as part of this annual report on Form 20-F.
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
Date: April 30, 2025

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PureTech Health plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of PureTech Health plc and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO..
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Valuation of the Company’s investment in the Convertible Preferred Shares of Seaport Therapeutics, Inc.
As described in Notes 5, 8 and 19 to the consolidated financial statements, the Company has an investment in Seaport Therapeutics, Inc. (“Seaport”) through its ownership of Seaport’s Series A-1, A-2 and B convertible preferred shares (the “Preferred Shares”) measured at a fair value of $177 million as of December 31, 2024. The fair value of the Preferred Shares is determined by management using a valuation model that utilizes both the market backsolve and probability-weighted expected return method. The valuation of this investment is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, which have a significant effect on the valuation. The significant assumptions used by management in the valuation include the equity value of Seaport, the probability of Seaport entering into an initial public offering and achieving a certain clinical trial development milestone and the time to liquidity.
The principal considerations for our determination that performing procedures relating to the valuation of the Company’s investment in the Preferred Shares of Seaport is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Preferred Shares; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions related to the equity value of Seaport, the probability of Seaport entering into an initial public offering and achieving a certain clinical trial development milestone, and the time to liquidity; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Preferred Shares of Seaport, including controls over the method, significant assumptions and underlying data. These procedures also included, among others (i) testing management’s process for determining the fair value of the Preferred Shares; (ii) evaluating the appropriateness of the valuation method, (iii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the equity value of Seaport, the probability of Seaport entering into an initial public offering and achieving a certain clinical trial development milestone, and the time to liquidity. Evaluating management’s assumptions related to the probability of Seaport entering into an initial public offering and achieving a certain clinical trial development milestone, and the time to liquidity involved evaluating whether the assumptions used by management were reasonable considering the consistency with internal and external market data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market backsolve and probability-weighted expected return method and (ii) the reasonableness of the equity value assumption.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 30, 2025

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PureTech Health PLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of comprehensive income / (loss), changes in equity, and cash flows of PureTech Health PLC and subsidiaries (the Company) for the year ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and international accounting standards in conformity with the requirements of the UK-adopted IFRSs.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
KPMG LLP

We served as the Company’s auditor from 2015 to 2022.
London, United Kingdom
27 April 2023 except for Note 4, to which the date is 25 April 2024 and 30 April 2025.

Consolidated Statement of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2024 $000s	2023 $000s	2022 $000s
Contract revenue	3	4,315	750	2,090
Grant revenue	3	513	2,580	13,528
Total revenue		4,828	3,330	15,618
Operating expenses:
General and administrative expenses	9	(71,469)	(53,295)	(60,991)
Research and development expenses	9	(69,454)	(96,235)	(152,433)
Operating income/(loss)		(136,095)	(146,199)	(197,807)
Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	8	151,808	61,787	27,251
Gain/(loss) on investments held at fair value	5	(2,398)	77,945	(32,060)
Realized gain/(loss) on sale of investments	5	151	(122)	(29,303)
Gain/(loss) on investments in notes from associates	7	13,131	(27,630)	—
Other income/(expense)		961	(908)	8,131
Other income/(expense)		163,652	111,072	(25,981)
Finance income/(costs):
Finance income	11	22,669	16,012	5,799
Finance costs – contractual	11	(1,731)	(3,424)	(3,939)
Finance income/(costs) – fair value accounting	11	(8,108)	2,650	137,063
Finance costs – non cash interest expense related to sale of future royalties	18	(8,058)	(10,159)	—
Net finance income/(costs)		4,773	5,078	138,924
Share of net income/(loss) of associates accounted for using the equity method	6	(8,754)	(6,055)	(27,749)
Gain/(loss) on dilution of ownership interest in associates	6	199	—	28,220
Impairment of investment in associates	6	—	—	(8,390)
Income/(loss) before taxes		23,774	(36,103)	(92,783)
Tax benefit/(expense)	27	4,008	(30,525)	55,719
Income/(loss) for the year		27,782	(66,628)	(37,065)
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Equity-accounted associate – share of other comprehensive income (loss)		—	92	(166)
Reclassification of foreign currency differences on dilution of interest		—	—	(213)
Total other comprehensive income/(loss)		—	92	(379)
Total comprehensive income/(loss) for the year		27,782	(66,535)	(37,444)
Income/(loss) attributable to:
Owners of the Group		53,510	(65,697)	(50,354)
Non-controlling interests		(25,728)	(931)	13,290
		27,782	(66,628)	(37,065)
Comprehensive income/(loss) attributable to:
Owners of the Group		53,510	(65,604)	(50,733)
Non-controlling interests		(25,728)	(931)	13,290
		27,782	(66,535)	(37,444)
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	12	0.21	(0.24)	(0.18)
Diluted earnings/(loss) per share	12	0.21	(0.24)	(0.18)
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position
As of December 31,

	Note	2024 $000s	2023 $000s
Assets
Non-current assets
Property and equipment, net	13	7,069	9,536
Right of use asset, net	23	8,061	9,825
Intangible assets, net	14	601	906
Investments held at fair value	5	191,426	317,841
Investment in associates – equity method	6	2,397	3,185
Investments in notes from associates, non-current	7	6,350	4,600
Other non-current assets		475	878
Total non-current assets		216,379	346,771
Current assets
Trade and other receivables	24	1,522	2,376
Income tax receivable		—	11,746
Prepaid expenses		4,404	4,309
Other financial assets	15	1,642	1,628
Investment in notes from associate, current	7	11,381	—
Short-term investments	24	86,666	136,062
Cash and cash equivalents	24	280,641	191,081
Total current assets		386,256	347,201
Total assets		602,635	693,973
Equity and liabilities
Equity
Share capital	16	4,860	5,461
Share premium	16	290,262	290,262
Treasury stock	16	(46,864)	(44,626)
Merger reserve	16	138,506	138,506
Translation reserve	16	182	182
Other reserve	16	(4,726)	(9,538)
Retained earnings/(Accumulated deficit)	16	32,486	83,820
Equity attributable to the owners of the Group		414,707	464,066
Non-controlling interests	21	(6,774)	(5,835)
Total equity		407,933	458,232
Non-current liabilities
Sale of future royalties liability, non-current	18	136,782	110,159
Deferred tax liability		—	52,462
Lease liability, non-current	23	14,671	18,250
Liability for share-based awards	10	1,861	3,501
Total non-current liabilities		153,314	184,371
Current liabilities
Lease liability, current	23	3,579	3,394
Trade and other payables	22	27,020	44,107
Sale of future royalties liability, current	18	6,435	—
Taxes payable		75	—
Notes payable	20	4,111	3,699
Preferred share liability	17	169	169
Total current liabilities		41,388	51,370
Total liabilities		194,702	235,741
Total equity and liabilities		602,635	693,973
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 30, 2025 and signed on its behalf by:

Bharatt Chowrira
Chief Executive Officer
April 30, 2025
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity
For the years ended December 31

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2022		287,796,585	5,444	289,303	—	—	138,506	469	(40,077)	199,871	593,515	(9,368)	584,147
Net income/(loss)		—	—	—	—	—	—	—	—	(50,354)	(50,354)	13,290	(37,065)
Other comprehensive income/(loss), net		—	—	—	—	—	—	(379)	—	—	(379)	—	(379)
Total comprehensive income/(loss) for the year		—	—	—	—	—	—	(379)	—	(50,354)	(50,733)	13,290	(37,444)
Deconsolidation of Subsidiary		—	—	—	—	—	—	—	—	—	—	11,904	11,904
Exercise of stock options	10	577,022	11	321	—	—	—	—	—	—	332	—	332
Purchase of Treasury stock	16	—	—	—	(10,595,347)	(26,492)	—	—	—	—	(26,492)	—	(26,492)
Revaluation of deferred tax assets related to share-based awards		—	—	—	—	—	—	—	45	—	45	—	45
Equity-settled share-based awards	10	—	—	—	—	—	—	—	8,856	—	8,856	4,711	13,567
Settlement of restricted stock units	10	788,046	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	10	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7
Other		—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance December 31, 2022		289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589
Net income/(loss)		—	—	—	—	—	—	—	—	(65,697)	(65,697)	(931)	(66,628)
Other comprehensive income/(loss) for the year		—	—	—	—	—	—	92	—	—	92	—	92
Total comprehensive income/(loss) for the year		—	—	—	—	—	—	92	—	(65,697)	(65,604)	(931)	(66,535)
Deconsolidation of Subsidiary	8	—	—	—	—	—	—	—	—	—	—	(9,085)	(9,085)
Exercise of stock options	10	306,506	6	638	239,226	530	—	—	(22)	—	1,153	—	1,153
Purchase of Treasury stock	16	—	—	—	(7,683,526)	(19,650)	—	—	—	—	(19,650)	—	(19,650)
Equity-settled share-based awards	10	—	—	—	—	—	—	—	3,348	—	3,348	277	3,625
Settlement of restricted stock units	10	—	—	—	425,219	986	—	—	156	—	1,142	—	1,142
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1,458	—	1,458	(1,458)	—
Other		—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2023		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2024		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232
Net income/(loss)		—	—	—	—	—	—	—	—	53,510	53,510	(25,728)	27,782
Total comprehensive income/(loss) for the year		—	—	—	—	—	—	—	—	53,510	53,510	(25,728)	27,782
Deconsolidation of Subsidiary	8	—	—	—	—	—	—	—	—	—	—	7,430	7,430
Exercise of stock options	10	—	—	—	412,729	1,041	—	—	(146)	—	895	—	895
Repurchase and cancellation of ordinary shares from Tender Offer	16	(31,540,670)	(600)	—	—	—	—	—	600	(104,844)	(104,844)	—	(104,844)
Purchase of Treasury stock	16	—	—	—	(1,903,990)	(4,791)	—	—	—	—	(4,791)	—	(4,791)
Equity-settled share-based awards expense	10	—	—	—	—	—	—	—	4,569	—	4,569	17,372	21,941
Settlement of restricted stock units	10	—	—	—	599,512	1,512	—	—	(211)	—	1,301	—	1,301
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1	—	1	(1)	—
Other		—	—	—	—	—	—	—	—	—	—	(12)	(12)
Balance December 31, 2024		257,927,489	4,860	290,262	(18,506,177)	(46,864)	138,506	182	(4,726)	32,486	414,707	(6,774)	407,933
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31

	Note	2024 $000s	2023 $000s	2022 $000s
Cash flows from operating activities
Income/(loss) for the year		27,782	(66,628)	(37,065)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:
Non-cash items:
Depreciation and amortization		3,571	4,933	8,893
Share-based compensation expense	10	22,850	4,415	14,698
(Gain)/loss on investment held at fair value	5	2,398	(77,945)	32,060
Realized (gain)/loss on sale of investments	5	(151)	265	29,303
Gain on dilution of ownership interest in associate	6	(199)	—	(28,220)
Impairment of investment in associates	6	—	—	8,390
Gain on deconsolidation of subsidiary	8	(151,808)	(61,787)	(27,251)
Share of net (gain)/ loss of associates accounted for using the equity method	6	8,754	6,055	27,749
(Gain)/loss on investments in notes from associates	7	(13,131)	27,630	—
Fair value gain on other financial instruments	19	—	—	(8,163)
(Gain)/loss on disposal of assets		14	318	138
Impairment of fixed assets		226	1,260
Income taxes expense (benefit)	27	(4,008)	30,525	(55,719)
Finance (income)/costs, net	11	(4,773)	(5,078)	(138,924)
Changes in operating assets and liabilities:
Trade and other receivables		629	9,750	(7,734)
Prepaid expenses and other financial assets		(1,262)	2,834	(862)
Deferred revenue		—	(283)	2,123
Trade and other payables	22	(9,695)	3,844	22,033
Other		92	1,374	359
Income taxes paid		(37,913)	(150)	(20,696)
Interest received		23,547	14,454	3,460
Interest paid		(1,295)	(1,701)	(3,366)
Net cash used in operating activities		(134,369)	(105,917)	(178,792)
Cash flows from investing activities:
Purchase of property and equipment	13	(11)	(70)	(2,176)
Proceeds from sale of property and equipment		255	865	—
Purchases of intangible assets	14	—	(175)	—
Investment in associates	17	(14,400)	—	(19,961)
Purchase of investments held at fair value	5	—	—	(5,000)
Sale of investments held at fair value	5	298,109	33,309	118,710
Short-term note to associate		(660)	—	—
Repayment of short-term note from associate		660	—	15,000
Purchase of convertible note from associate		—	(16,850)	(15,000)
Cash derecognized upon loss of control over subsidiary	8	(91,570)	(13,784)	(479)
Purchases of short-term investments		(308,942)	(178,860)	(248,733)
Proceeds from maturity of short-term investments		357,447	244,556	50,000
Receipt of payment of sublease		—	—	415
Net cash provided by (used in) investing activities		240,888	68,991	(107,223)
Cash flows from financing activities:
Receipts from Royalty Purchase Agreement	18	25,000	100,000	—
Issuance of subsidiary preferred Shares	17	68,100	—	—
Issuance of Subsidiary Convertible Note		—	—	393
Payment of lease liability	23	(3,394)	(3,338)	(4,025)
Exercise of stock options		895	1,153	332
NCI exercise of stock options in subsidiary		—	—	7
Repurchase of ordinary shares from Tender Offer	16	(102,768)	—	—
Purchase of treasury stock	16	(4,791)	(19,650)	(26,492)
Other		—	(23)	(41)
Net cash provided by (used in) financing activities		(16,958)	78,141	(29,827)
Net increase (decrease) in cash and cash equivalents		89,560	41,215	(315,842)
Cash and cash equivalents at beginning of year		191,081	149,866	465,708
Cash and cash equivalents at end of period		280,641	191,081	149,866
Supplemental disclosure of non-cash investment and financing activities:
Purchase of intangible assets not yet paid in cash	14	—	25	—
Cost associated with Tender Offer not yet paid in cash		2,076	—	—
Settlement of restricted stock units through issuance of equity		1,301	1,142	1,528
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
Basis of Presentation
The consolidated financial statements of the Group (the "Consolidated Financial Statements") are presented as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022. The Consolidated Financial Statements have been approved by the Directors on April 30, 2025, and are prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").
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
Significant estimation is applied in determining the following:
•Financial instruments (see Note 19. Financial Instruments): In accordance with IFRS 9, Financial Instruments ("IFRS 9"), the Group carries certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss ("FVTPL"). Valuation of the aforementioned financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the equity value of an entity, volatility, and term to liquidity.
Significant judgement is also applied in determining the following:
•Whether financial instruments should be classified as liability or equity (see Note 17. Subsidiary Preferred Shares.). The judgement includes an assessment of whether the financial instruments include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether those obligations could be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments.
•Whether the power to control investees exists (see Note 5. Investments Held at Fair Value, Note 6. Investments in Associates and Note 8. Gain/(loss) on Deconsolidation of Subsidiary and accounting policy with regard to Subsidiaries below). The judgement includes an assessment of whether the Group has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of its own returns. The Group considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Group, etc. If the power to control the investee exists, it consolidates the financial statements of such investee in the Consolidated Financial Statements of the Group. Upon issuance of new shares in an investee and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest, revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated.
•Whether the Group has significant influence over financial and operating policies of investees in order to determine if the Group should account for its investment as an associate based on IAS 28 Investments in Associates and Joint Ventures ("IAS 28") or a financial instrument based on IFRS 9 (refer to Note 5. Investments Held at Fair Value and Note 6. Investments in Associates ). This judgement includes, among others, an assessment whether the Group has representation on the board of directors of the investee, whether the Group participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Group and the investee.
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
•When the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests ("LTI") for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments. After considering the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, the Group concluded that such investment was considered a long-term interest.
•In determining the appropriate accounting treatment for the Royalty Purchase Agreement during 2023, management applied significant judgement (refer to Note 18. Sale of Future Royalties Liability).
As of December 31, 2024, the Group had cash and cash equivalents of $280,641 and short-term investments of $86,666. Considering the Group’s financial position as of December 31, 2024, and its principal risks and opportunities, the Group prepared a going concern analysis covering a period of at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. The Board of Directors believe the Group and the Parent is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements. Accordingly, the Board of Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The Consolidated Financial Statements as of December 31, 2024 and 2023, and for each of the years ended December 31, 2024, 2023 and 2022, comprise PureTech Health plc and its consolidated subsidiaries. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint board of directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests ("NCI") in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

A list of all current and former subsidiaries organized with respect to classification as of December 31, 2024, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2024, 2023 and 2022, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

	Voting percentage at December 31, through the holdings in
	2024		2023		2022
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Gallop Oncology, Inc. (Indirectly Held through PureTech LYT) [2,5]	100.0	—	N/A	N/A	N/A	N/A
Entrega, Inc. (indirectly held through Enlight)[2]	—	77.3	—	77.3	—	77.3
PureTech LYT, Inc. (formerly Ariya Therapeutics, Inc.)[2]	—	100.0	—	100.0	—	100.0
PureTech LYT 100, Inc.[2]	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Deconsolidated former subsidiary operating companies
Sonde Health, Inc.[2,4,6]	—	40.2	—	40.2	—	40.2
Akili Interactive Labs, Inc.[2,6,8]	—	—	14.6	—	14.7	—
Gelesis, Inc.[1,2]	—	—	—	—	22.8	—
Seaport Therapeutics, Inc.2, [4,5,6]	0.8	42.1	N/A	N/A	N/A	N/A
SPTX, Inc. (held Indirectly through Seaport)[2,4,5,6]	0.8	42.1	N/A	N/A	N/A	N/A
Karuna Therapeutics, Inc.[2,6,8]	—	—	2.3	—	3.1	—
Vedanta Biosciences, Inc.[2,4,6]	—	46.9	—	47.0	—	47.0
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[2,4,6]	—	46.9	—	47.0	—	47.0
Vor Biopharma Inc.[2,6]	2.1	—	3.9	—	4.1	—
Nontrading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2,7]	—	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	100.0	—
Inactive subsidiaries
Alivio Therapeutics, Inc.[2]	—	100.0	—	100.0	—	100.0
Appeering, Inc.[2,7]	—	—	—	100.0	—	100.0
Commense Inc.[2,7]	—	—	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[2,7]	—	—	57.7	28.3	57.7	28.3
Follica, LLC [2]	28.7	56.7	28.7	56.7	28.7	56.7
Knode Inc. (indirectly held through Enlight)[2,7]	—	—	—	86.0	—	86.0
Libra Biosciences, Inc.[2,7]	—	—	—	100.0	—	100.0
Mandara Sciences, LLC[2,7]	—	—	98.3	—	98.3	—
Tal Medical, LLC.[2,7]	—	—	—	100.0	—	100.0
1    On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code. See Note 6. Investments in Associates for details.
2    Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3    Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4    On October 18, 2024, the Group lost control over Seaport. On March 1, 2023, the Group lost control over Vedanta. On May 25, 2022, the Group lost control over Sonde. Seaport, Vedanta and Sonde were deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by these entities through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 8. Gain/(loss) on Deconsolidation of Subsidiary, Notes 5. Investments Held at Fair Value and 6. Investments in Associates for further details about the accounting for the investments in these entities subsequent to deconsolidation.
5    In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned Programs segment.
6    See Notes 5. Investments Held at Fair Value for additional discussion on the Group's investment held in Seaport, Vedanta, Sonde, Akili, Karuna and Vor during 2024.
7    Inactive subsidiary dissolved in November 2024.
8    The Group's investments in Akili and Karuna were disposed of in 2024.

Change in Subsidiary Ownership and Loss of Control
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).
Associates
As used in the Consolidated Financial Statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case.

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
The Group has adopted the amendments to IAS 28 that addresses the dual application of IAS 28 and IFRS 9 when equity method losses are applied against long-term interests. The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the long-term interests presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date.
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
Financial Assets
The Group’s financial assets consist of cash and cash equivalents, investments in debt securities, trade and other receivables, investments in notes from associates, restricted cash deposits and investments in equity securities. The Group’s financial assets are virtually all classified into the following categories: investments held at fair value, investments in notes from associates, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired.
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
The investments in notes from associates, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss.
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
IFRS 15, Revenue from Contracts with Customers
The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied, and the control of goods or services is transferred.
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
It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. Therefore, revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Group believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation.
Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time. Such licenses relate to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted.
Royalty revenue received in respect of licensing agreements when the license of intellectual property is the predominant item in the arrangement is recognized as the related third-party sales in the licensee occur.
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
Treasury Shares
Treasury shares acquired as a result of repurchasing shares are recognized at cost and are deducted from shareholders' equity. No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Group's own equity shares. The nominal value related to shares that are repurchased and cancelled are reduced from share capital and transferred to a capital redemption reserve.

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
An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non-financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statement of Comprehensive Income/(Loss).
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
Share-based Payments
Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units – see below) in accordance with IFRS 2. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
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
Leases
The Group leases real estate for use in operations. These leases have lease terms of approximately 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. Right-of-use ("ROU") assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments.
The Group’s leases are virtually all leases of real estate.
The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for:
•Leases with a term of 12 months or less and containing no purchase options; and
•Leases where the underlying asset has a value of less than $5,000.
The right-of-use asset is depreciated on a straight-line basis and the related lease liability gives rise to an interest charge.
Finance Income and Finance Costs
Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Finance income is recognized as it is earned. Finance costs consist mainly of loan, notes and lease liability interest expenses, interest expense due to accretion of and adjustment to sale of future royalties liability as well as the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decrease).
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

2.     New Standards and Interpretations
The Group has applied Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current for the first time for its reporting period ended December 31, 2024. This amendment did not have any impact on the amounts recognized in prior and current periods.
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
In May 2024, Amendments to IFRS 9 and IFRS 7, Targeted Improvements to Financial Instruments Standards, was issued to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The standard is effective for annual reporting periods beginning on or after January 1, 2026, including interim financial statements, and requires prospective application. The Group is currently assessing the impact of the new standard.
In July 2024, the International Accounting Standards Board published the IFRS Interpretations Committee ("Committee")'s agenda decision clarifying certain requirements for disclosure of revenue and expenses for reporting segments under IFRS 8, Operating Segments. Committee agenda decisions do not have an effective date as entities are afforded a sufficient amount of time to implement them. The Group is currently assessing the impact of the Committee agenda decision and plans to apply the new requirements in its annual financial statements for the year ending December 31, 2025.
Certain other new accounting standards, interpretations, and amendments to existing standards have been published that are effective for annual periods commencing on or after January 1, 2025 and have not been early adopted by the Group in preparing the Consolidated Financial Statements. These standards, amendments or interpretations are not expected to have a material impact on the Group in the prior, current, or future periods.

3.     Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2024 $	2023 $	2022 $
Contract revenue	4,315	750	2,090
Grant revenue	513	2,580	13,528
Total revenue	4,828	3,330	15,618
All amounts recorded in contract revenue were generated in the United States.
During the year ended December 31, 2024, the Group achieved and received a $4,000 milestone payment from Bristol Myers Squibb ("BMS"), the acquirer of Karuna Therapeutics, Inc. ("Karuna"), the Group's Founded Entity, following the approval by the U.S. Food and Drug Administration ("FDA") to market KarXT as Cobenfy, pursuant to a license agreement between PureTech and Karuna in 2011.
During the year ended December 31, 2024, the Group recognized $315 in royalty revenue pursuant to the license agreement discussed above. Under the terms of the license agreement, BMS pays the Group a royalty that amounts to 3% of annual net sales of Cobenfy. Both the milestone payment and the royalties were recognized as contract revenue during the year ended December 31, 2024.
Substantially all of the Group’s contracts related to contract revenue for the years ended December 31, 2023 and 2022 were determined to have a single performance obligation which consists of a combined deliverable of license of intellectual property and research and development services. Therefore, for such contracts, revenue is recognized over time based on the input method which the Group believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up-front on a periodic basis. For the Year ended December 31, 2022, contract revenue also includes royalties received from an associate in the amount of $509.
Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition for the years ended December 31,	2024 $	2023 $	2022 $
Transferred at a point in time – Licensing Income	4,315	—	527
Transferred over time	—	750	1,563
	4,315	750	2,090

Customers over 10% of revenue	2024 $	2023 $	2022 $
Customer A	—	750	1,500
Customer B	—	—	509
Customer C	4,315	—	—
	4,315	750	2,009
Accounts receivable represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivable do not bear interest and are recorded at the invoiced amount. Accounts receivable are included within trade and other receivable on the Consolidated Statement of Financial Position. The accounts receivable related to contract revenue were $868 and $555 as of December 31, 2024 and 2023, respectively.
4.    Segment Information
Basis for Segmentation
The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined each of its Wholly-Owned Programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of the Group’s Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent Company and Other column in its segment footnote to reconcile the information in this footnote to the Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
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
Controlled Founded Entities
The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2024 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and have an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.
The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the Consolidated Financial Statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions, certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Seaport in 2024, Vedanta in 2023, and Sonde in 2022) and accounting for the Group's holdings in Founded Entities for which control has been lost, which primarily represent: the activity associated with deconsolidating an entity when the Group no longer controls the entity, the gain or loss on the Group's investments accounted for at fair value (e.g. the Group's ownership stakes in Vor, Vedanta, Sonde and Seaport) and the Group's net income or loss of associates accounted for using the equity method.
The term "Founded Entities" refers to entities which the Group incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Group’s wholly-owned subsidiaries which have been announced by the Group as Founded Entities, Controlled Founded Entities and deconsolidated Founded Entities.

In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics "Seaport" and Gallop Oncology "Gallop") to advance certain programs from the Wholly-Owned Programs segment. The financial results of these programs were included in the Wholly-Owned Programs segment as of and for the year ended December 31, 2023.
Seaport was deconsolidated on October 18, 2024 upon the completion of its Series B preferred share financing. The financial results of Seaport through the date of deconsolidation are included within the Parent Company and Other column as of December 31, 2024. It is impracticable for the Group to recast its segment results for the years ended December 31, 2023 and 2022 as the cost to develop the information would be excessive. However, as Seaport is a pre-commercial, clinical-stage biopharmaceutical company, it primarily performs research and development activities. Seaport incurred direct research and development expenses of $8,843 for the year ended December 31, 2023, which are included in the Wholly-Owned Program segment. Seaport incurred direct research and development expenses of $5,061 for the year ended December 31, 2024, prior to its deconsolidation from the Group’s Consolidated Financial Statements.
As of December 31, 2024, Alivio was dormant and did not meet the definition of operating segment. Therefore, the financial results of Alivio were removed from the Wholly-Owned Programs segment and are included in the Parent Company and Other column. The corresponding information for 2023 and 2022 has been restated to include Alivio in the Parent Company and Other column so that the segment disclosures are presented on a comparable basis.

The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue, operating loss as well as the funds available for each segment. The Board of Directors does not review any other information for purposes of assessing segment performance or allocating resources.

	2024
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Contract revenue	—	—	4,315	4,315
Grant revenue	513	—	—	513
Total revenue	513	—	4,315	4,828
General and administrative expenses	(8,888)	(173)	(62,408)	(71,469)
Research and development expenses	(56,849)	(672)	(11,933)	(69,454)
Total operating expense	(65,737)	(845)	(74,341)	(140,923)
Operating income/(loss)	(65,224)	(845)	(70,026)	(136,095)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation of subsidiary				151,808
Gain/(loss) on investment held at fair value				(2,398)
Realized gain on sale of investments				151
Gain/(loss) on investment in notes from associates				13,131
Other income/(expense)				961
Total other income/(expense)				163,652
Net finance income/(costs)				4,773
Share of net income/(loss) of associates accounted for using the equity method				(8,754)
Gain on dilution of ownership interest in associate				199
Income/(loss) before taxes				23,774
	As of December 31, 2024
Available Funds
Cash and cash equivalents	9,062	432	271,148	280,641
Short-term Investments	—	—	86,666	86,666
Consolidated cash, cash equivalents and short-term investments	9,062	432	357,814	367,307

	2023
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Contract revenue	—	750	—	750
Grant revenue	270	—	2,310	2,580
Total revenue	270	750	2,310	3,330
General and administrative expenses	(13,203)	(562)	(39,530)	(53,295)
Research and development expenses	(87,069)	(672)	(8,494)	(96,235)
Total Operating expenses	(100,272)	(1,233)	(48,024)	(149,530)
Operating income/(loss)	(100,002)	(483)	(45,714)	(146,199)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation				61,787
Gain/(loss) on investment held at fair value				77,945
Realized loss on sale of investments				(122)
Gain/(loss) on investment in notes from associates				(27,630)
Other income/(expense)				(908)
Total other income/(expense)				111,072
Net finance income/(costs)				5,078
Share of net income/(loss) of associate accounted for using the equity method				(6,055)
Income/(loss) before taxes				(36,103)
	As of December 31, 2023
Available Funds
Cash and cash equivalents	1,895	675	188,511	191,081
Short-term Investments	—	—	136,062	136,062
Consolidated cash, cash equivalents and short-term investments	1,895	675	324,573	327,143

	For the year ended December 31, 2022
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company & Other $	Consolidated $
Contract revenue	—	1,500	590	2,090
Grant revenue	521	—	13,007	13,528
Total revenue	521	1,500	13,597	15,618
General and administrative expenses	(7,737)	(419)	(52,835)	(60,991)
Research and development expenses	(109,201)	(1,051)	(42,182)	(152,433)
Total operating expense	(116,938)	(1,470)	(95,018)	(213,425)
Operating income/(loss)	(116,417)	30	(81,420)	(197,807)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation				27,251
Gain/(loss) on investment held at fair value				(32,060)
Realized loss on sale of investments				(29,303)
Other income/(expense)				8,131
Total other income/(expense)				(25,981)
Net finance income/(costs)				138,924
Share of net income/(loss) of associate accounted for using the equity method				(27,749)
Gain on dilution of ownership interest in associate				28,220
Impairment of investment in associate				(8,390)
Income/(loss) before taxes				(92,783)

5.     Investments Held at Fair Value
Investments held at fair value include both unlisted and listed securities held by the Group. These investments, which include interests in Seaport, Vedanta, Vor and other insignificant investments as of December 31, 2024 are initially measured at fair value, and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. See Note 19. Financial Instruments for information regarding the valuation of these instruments. Activities related to such investments during the periods are shown below:

Investments held at fair value	$
Balance as of January 1, 2023	251,892
Investment in Vedanta preferred shares – Vedanta deconsolidation	20,456
Investment in Gelesis 2023 Warrants	1,121
Sale of Karuna shares	(33,309)
Loss realised on sale of investments	(265)
Gain – changes in fair value through profit and loss	77,945
Balance as of December 31, 2023 and January 1, 2024	317,841
Sale of Karuna shares	(292,672)
Investment in Seaport preferred shares - Seaport deconsolidation	179,248
Sale of Akili Shares	(5,437)
Gain realised on sale of Karuna shares	151
Loss – changes in fair value through profit and loss	(2,398)
Balance as of December 31, 2024 before allocation of equity method loss to long-term interest ("LTI")	196,733
Equity method loss recorded against LTI	(5,307)
Balance as of December 31, 2024	191,426
Vedanta
On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors and the Group lost control over the Vedanta Board of Directors and the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations are included in the Consolidated Financial Statements through the date of deconsolidation. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
Following Vedanta's deconsolidation, the Group has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. However, the Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
During the years ended December 31, 2024 and December 31, 2023, the Group recognized losses of $2,990 and $6,303 for the changes in the fair value of the investment in Vedanta that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta was $11,163 and $14,153 as of December 31, 2024 and 2023, respectively.
Karuna
Karuna was deconsolidated in March 2019. During 2019, Karuna completed its IPO and the Group lost its significant influence in Karuna. The shares held in Karuna were accounted for as an investment held at fair value under IFRS 9.
2022
On August 8, 2022, the Group sold 125,000 shares of Karuna common stock. In addition, the Group wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price, which were exercised in full in August and September 2022. Aggregate proceeds to the Group from all aforementioned transactions amounted to $115,457, net of transaction fees. As a result of the aforementioned sales, the Group recognized a loss of $29,303, attributable to the exercise of the aforementioned call options, in realized gain/(loss) on sale of investment within the Consolidated Statement of Comprehensive Income/(Loss).
2023
During the twelve months ended December 31, 2023, the Group sold 167,579 shares of Karuna common stock with aggregate proceeds of $33,309, net of transaction fees. As of December 31, 2023, the Group held 886,885 shares, or 2.3%, of the total outstanding Karuna common stock with a fair value of $280,708.
2024
In March 2024, the Group's common shares in Karuna were acquired by Bristol Myers Squibb ("BMS") for $330 per share in accordance with the terms of a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of $292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock.
During the years ended December 31, 2024, 2023, and 2022 the Group recognized gains of $11,813, $107,079, and $134,952, respectively, for the changes in the fair value of the Karuna investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
Vor
Vor was deconsolidated in February 2019. On February 9, 2021, Vor closed its initial public offering. Subsequent to the closing, the Group held 3,207,200 shares of Vor common stock, representing 8.6% of Vor common stock.

In August and December 2022, the Group sold an aggregate of 535,400 shares of Vor common stock for aggregate proceeds of $3,253.
During the years ended December 31, 2024, 2023 and 2022, the Group recognized losses of $3,046, $11,756, and $16,247, respectively, for the changes in the fair value of the investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vor was $2,966 and $6,012 as of December 31, 2024 and 2023, respectively.
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
2022
On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional $4,961, as part of the Backstop Agreement signed with Capstar on December 30, 2021 (See Note 6. Investments in Associates). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock and warrants through the date of the exchange upon which the preferred shares and warrants were derecognized and recorded as an additional investment in Gelesis equity interest.
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
As Gelesis ceased operations in October 2023, the fair value of the Gelesis 2023 Warrants was $0 as of December 31, 2024 and 2023, respectively, and no gain or loss was recognized in 2024. During the years ended December 31, 2023 and 2022, the Group recognized losses of $1,264 and $18,476, respectively, related to the change in the fair value of these instruments that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde. Therefore, the results of operations of Sonde are included in the Consolidated Financial Statements through the date of deconsolidation. See 8. Gain/(loss) on Deconsolidation of Subsidiary.
Following deconsolidation, the Group had significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
During the years ended December 31, 2024, 2023 and 2022, the Group recognized a loss of $5,102, a loss of $994, and a gain of $235, respectively, for the changes in the fair value of the investment in Sonde that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). For the year ended December 31, 2024, the Group’s recognized an additional loss of $5,307 on its investment in Sonde’s Preferred A-2 and B shares. The recognition of the additional loss occurs because the Group’s share of equity method losses, from applying the equity method of accounting to its investment in Sonde’s Preferred A-1 shares, was greater than its equity method investment balance and because the Group’s investment in Sonde’s Preferred A-2 and B shares represents a long-term interest. The additional loss of $5,307 is included in share of net income / (loss) of associates accounted for using the equity method within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Sonde's Preferred A-2 and B shares was $0 and $10,408 as of December 31, 2024 and 2023, respectively.
Akili
Akili was deconsolidated in 2018. At time of deconsolidation, the Group did not hold common shares in Akili and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and changes to the fair value of the preferred shares were recorded through the Consolidated Statement of Comprehensive Income/(Loss), in accordance with IFRS 9.
2022
On August 19, 2022, Akili Interactive merged with Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company. The combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction, the Akili Interactive shares held by the Group were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Group purchased 500,000 shares for a total consideration of $5,000. Following the closing of the aforementioned transactions, the Group held 12,527,476 shares of the combined entity and 1,433,914 Akili Earn-out Shares, with a total fair value of $15,102 as of December 31, 2022.
2024
On July 2, 2024, Akili was acquired by Virtual Therapeutics, and the Group received total proceeds of $5,437 before income taxes in exchange for its holding of 12,527,476 shares of Akili common stock. As a result, the Group no longer holds any ownership interests in Akili.
During the years ended December 31, 2024, 2023 and 2022, the Group recognized losses of $985, $8,681, and $131,419, respectively, for the changes in the fair value of the investment in Akili that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).
Seaport
On October 18, 2024, Seaport Therapeutics, Inc. ("Seaport") completed a Series B preferred share financing, which resulted in the Group’s voting interest being below 50% and the Group losing control over Seaport Board of Directors. Consequently, the Group no longer had the power to direct the relevant Seaport activities. As a result, Seaport was deconsolidated on this date and its results of operations are included in the Consolidated Financial Statements through the date of deconsolidation. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary. Following deconsolidation, the Group still has significant influence in Seaport through its voting interest in Seaport and its remaining representation on Seaport's Board of Directors. The Group also has an investment held at fair value in Seaport through its ownership of Seaport's Series A-1, A-2 and B convertible preferred shares. The Group's preferred shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
As of October 18, 2024, the closing date of the Series B preferred share financing, the Group owns 3,031,578 of Series B preferred stock, 8,421,052 of Series A-2 preferred stock, and 40,000,000 of Series A-1 preferred stock. These preferred shares had a fair value of $179,248 and $177,288 as of October 18, 2024 and December 31, 2024, respectively.
The fair value of the preferred shares is determined by management using a valuation model that utilizes both the market backsolve and probability-weighted expected return methods. The valuation of the investment is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, which have a significant effect on the valuation. The significant assumptions in the valuation include the estimated equity value of Seaport, the probability of Seaport entering into an initial public offering and achieving a certain clinical trial development milestone, and the estimated time to liquidity.
During the year ended December 31, 2024, the Group recognized a loss of $1,960 for the changes in the fair value of the investment in Seaport that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss).

6.     Investments in Associates
Gelesis (Boston, MA)
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
Backstop agreement – 2022 and 2021
On December 30, 2021, the Group signed an agreement (the "Backstop Agreement") with Capstar and had committed to acquire Capstar class A common shares at $10 per share immediately prior to the closing of the business combination between Gelesis and Capstar, in case, the Available Funds, as defined in the agreement, were less than $15,000. According to the Backstop Agreement, if the Group had to acquire any shares under the agreement, the Group would receive an additional 1,322,500 class A common shares of Capstar at no additional consideration.
The Group determined that such agreement meets the definition of a derivative under IFRS 9 and as such, should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11,200 and transaction price of zero on the effective date of the Backstop Agreement and as such, was initially recorded at zero. The deferred gain was amortized over the period from the effective date until the settlement date, January 13, 2022. During the years ended December 31, 2022 and 2021, the Group recognized income of $10,400 and $800, respectively, for the amortization of the deferred gain. During the year ended December 31, 2022, the Group recognized a loss of $2,776 in respect of the decrease in the fair value of the derivative until the settlement date, resulting in a net gain of $7,624 recorded during the year ended December 31, 2022 in respect of the Backstop Agreement. The gain was included in other Income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the derivative on the settlement date in the amount of $8,424 represents an additional investment in Gelesis as part of the SPAC transaction described below.
On January 13, 2022, as part of the conclusion of the aforementioned Backstop Agreement, the Group acquired 496,145 class A common shares of Capstar for $4,961 and received an additional 1,322,500 class A common shares of Capstar for no additional consideration.
2022
Share exchange – Capstar
On January 13, 2022, Gelesis completed its business combination with Capstar. As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (the "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $4,961, as part of the Backstop Agreement described above. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop Agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, the Group holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares at the time of the exchange. Due to the Group's significant equity holding and voting interest in Gelesis, the Group continued to maintain significant influence in Gelesis and as such, continued to account for its Gelesis equity investment under the equity method.
Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.0% as of December 31, 2021 to 22.8% as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis), the earn-out shares received in Gelesis (see Note 5. Investments Held at Fair Value) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28,255.
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
2023
During the year ended December 31, 2023, the Group entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 7. Investment in Notes from Associates). The warrants to purchase shares of Gelesis common stock represented potential voting rights to the Group and it was therefore necessary to consider whether they were substantive. If these potential voting rights were substantive and the Group had the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Group would be required to consolidate Gelesis under the accounting standards.

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
In May 2023, the Group obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May Warrants were exercisable at the option of the Group and had an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Group would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of a merger agreement that the Group signed with Gelesis on June 12, 2023 (the "Merger Agreement") and were no longer substantive.
On October 12, 2023, the Group terminated the Merger Agreement with Gelesis as certain closing conditions were not satisfied. In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. A Chapter 7 trustee has been appointed by the Bankruptcy Court who has control over the assets and liabilities of Gelesis, effectively eliminating the authority and powers of the Board of Directors of Gelesis and its executive officers to act on behalf of Gelesis. The assets of Gelesis are in liquidation and Gelesis no longer has any officers or employees. The Group ceased accounting for Gelesis as an equity method investment as it no longer has significant influence in Gelesis.
During the year ended December 31, 2023, the Group recorded $4,910 as its share in the losses of Gelesis and the Group’s balance in this equity method investment was zero as of December 31, 2024 and 2023, respectively.
Sonde (Boston, MA)
On May 25, 2022, Sonde completed a Series B preferred share financing. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group lost its control over Sonde, and as such, ceased to consolidate Sonde on the date the round of financing was completed. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
Following deconsolidation, the Group has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group's voting interest at the date of deconsolidation was 48.2% and remained at 40.2% subsequently. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such, provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9, as investments held at fair value.
The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7,716, which is the initial value of the equity method investment in Sonde.
During the years ended December 31, 2024, 2023, and 2022, the Group recorded a loss of $8,492, $1,052 and $3,443, respectively, related to Sonde's equity method of accounting.
As of December 31, 2023, the equity method investment in Sonde had a balance of $3,185. The Group’s share in Sonde’s losses in 2024 exceeded the Group’s equity method investment in Sonde. As a result, the Group's equity method investment in Sonde is reduced to $0 as of December 31, 2024. Since the Group’s investment in Sonde’s Preferred A-2 and B shares represents a long-term interest, the Group recognized additional equity method loses, totaling $5,307, against its investment in Sonde's Preferred A-2 and B shares (See Note 5. Investments Held at Fair Value), reducing the balance of the preferred share investment to $0 as of December 31, 2024. Since the Group did not incur legal or constructive obligations or made payments on behalf of Sonde, the Group stopped recognizing additional equity method losses in 2024. As of December 31, 2024, unrecognized equity method losses amounted to $14,447.
Seaport (Boston, MA)
On October 18, 2024, Seaport completed a Series B preferred share financing. As a result of this financing, the Group's voting interest was reduced below 50%, and the Group no longer controls Seaport's Board of Directors. Consequently, the Group lost control over Seaport, and as such, ceased to consolidate Seaport on the date the round of financing was completed. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
Following deconsolidation, the Group still has significant influence in Seaport through its voting interest in Seaport and its remaining representation on Seaport's Board of Directors. The Group's voting interest as of the date of deconsolidation and as of December 31, 2024 was 43.0% and 42.9%, respectively. The Group holds both common shares and preferred shares in Seaport. The common shares are subject to IAS 28 Investment in Associates and Joint Ventures due to the Group's retained significant influence and are accounted for under the equity method. The preferred shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value.
The fair value of the common shares on the date of deconsolidation amounted to $2,461, which is the initial value of the equity method investment in Seaport. When applying the equity method, the Group records its share of the losses in Seaport based on its common share equity interest in Seaport, which was 13.1% as of December 31, 2024. During the year ended December 31, 2024, the Group recorded a loss of $262 related to Seaport’s equity method of accounting and a gain of $199 for the dilution of ownership interest. As of December 31, 2024, the Seaport equity method investment had a balance of $2,397.
The following table provides summarized financial information for Seaport, the Group’s material associate for the year ended December 31, 2024. The information disclosed reflects the amounts presented in the financial statements of Seaport and not the Group’s share of those amounts. The amounts have been amended to reflect adjustments made by the Group when using the equity method, including fair value adjustments and modifications for differences in accounting policies.

As of December 31, 2024
Summarized statement of financial position	$
Current assets	310,151
Non-current assets	5,632
Current liabilities	(11,149)
Non-current liabilities	(460,996)
Equity awards issued to third parties	(2,042)
Net assets / (liabilities)	(158,405)

Reconciliation to carrying amounts:
Opening net assets/(liabilities)	(156,414)
Profit/(loss) for the period	(1,991)
Other comprehensive income / (loss)	—
Dividends paid	—
Closing net assets / (liabilities)	(158,405)

Group's share in %	13.1%
Group's share of net assets (net deficit)	(20,764)
Unrecognized goodwill and intangibles	23,162
Carrying amount of Investment in associates	2,397
2024
Statement of comprehensive income/(loss)
Revenue	—
Profit /(loss) from continuing operations (100%)	(1,991)
Profit /(loss) for the year	(1,991)
Other comprehensive income / (loss)	—
Total comprehensive income/ (loss)	(1,991)
Dividends received from associate	—
Group's share in gain (net losses)	(262)
The following table summarizes the activities related to the investment in associates balance for the years ended December 31, 2024 and 2023.

Investment in Associates	$
Balance as of January 1, 2023	9,147
Share in net loss of associates	(6,055)
Share in other comprehensive loss of associates	92
Balance as of December 31, 2023 and January 1, 2024	3,185
Investment in Seaport - deconsolidation	2,461
Gain on dilution of interest in associate	199
Share in gain/(loss) of associates	(8,754)
Share of losses recorded against long-term Interests (LTIs)	5,307
Balance as of December 31, 2024	2,397

7.     Investment in Notes from Associates
Gelesis
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
During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock for a total consideration of $11,850. The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions). The initial fair value of the Senior Notes and warrants was determined to be $10,729 and $1,121, respectively. The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not solely represent payments of principal and interest as the Senior Notes are convertible into Gelesis common stock.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Junior Note and the Senior Notes with the warrants was $0 as of December 31, 2023.
In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of Bankruptcy Court related legal and administrative costs in 2025. As of December 31, 2024 , these notes were determined to have a fair value of $11,381.
For the years ended December 31, 2024 and 2023, the Group recorded a gain of $11,381 and a loss of $27,230, respectively, for the changes in the fair value of these notes, which were included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).
Vedanta
On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carries an interest rate of 9% per annum. The debt has various conversion triggers, and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation).
Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded through profit and loss. As of December 31, 2024 and 2023, the Vedanta convertible debt was determined to have a fair value of $6,350 and $4,600, respectively. During the year ended December 31, 2024 and December 31, 2023 Group recorded a gain of $1,750 and a loss of $400, respectively, for the changes in the fair value of the Vedanta convertible debt, which were included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).
The following is the activity in respect of investments in notes from associates during the period. The fair value of the notes from associates of $17,731 and $4,600 as of December 31, 2024 and 2023, respectively, is determined using unobservable Level 3 inputs. See Note 19. Financial Instruments for additional information.

Investment in notes from associates	$
Balance as of January 1, 2023	16,501
Investment In Gelesis Notes	10,729
Investment in Vedanta convertible debt	5,000
Changes in the fair value of the notes	(27,630)
Balance as of December 31, 2023 and January 1, 2024	4,600
Changes in the fair value of the notes	13,131
Balance as of December 31, 2024	17,731

8.     Gain/(loss) on Deconsolidation of Subsidiary
Upon the Group losing control over a subsidiary, the assets and liabilities of the subsidiary are derecognized along with any related non-controlling interest. Any interest that the Group retains in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is included in gain/(loss) on deconsolidation of subsidiary in the Consolidated Statement of Comprehensive Income/(Loss).
Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing and amended its Voting Agreement to grant the Series B preferred stockholders representation on Sonde’s Board of Directors. As a result of the Series B preferred share financing and the amendment to the Voting Agreement, the Group's voting interest was reduced below 50%, and the Group no longer controls Sonde's Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. Consequently, the Group concluded that it lost control over Sonde, and therefore, Sonde was deconsolidated on May 25, 2022 from the Group’s Consolidated Financial Statements. The results of Sonde’s operations are included in the Group’s Consolidated Financial Statements through the date of deconsolidation.
Following deconsolidation, the Group has significant influence over Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest, and, as such, are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the investments in Preferred A-2 and B shares are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Sonde and recorded its aforementioned investment in Sonde at fair value. The deconsolidation resulted in a gain of $27,251. As of the date of deconsolidation, the investment in Sonde convertible preferred shares amounted to $18,848.
As of December 31, 2024 and 2023, the Group’s investment in Sonde’s convertible preferred shares held at fair value was $0 and $10,408, respectively, and categorized as Level 3 in the fair value hierarchy.
Vedanta
On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors, and the Group lost control over the Vedanta Board of Directors, which is the governance body that has the power to direct the relevant activities of Vedanta. Consequently, Vedanta was deconsolidated on March 1, 2023 from the Group’s Consolidated Financial Statements. The results of Vedanta’s operations are included in the Group’s Consolidated Financial Statements through the date of deconsolidation.
Following deconsolidation, the Group has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. The Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, Financial Instruments, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the Group’s preferred share investment is categorized as a debt instrument that is presented at fair value through profit and loss because the amounts receivable does not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20,456.
As of December 31, 2024 and 2023, the Group’s investment in Vedanta convertible preferred shares is held at fair value of $11,163 and $14,153, respectively, and categorized as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Group’s investment in the convertible preferred shares of Vedanta and the sensitivity of the fair value measurement to changes in these significant unobservable inputs are disclosed in Note 19. Financial Instruments.
Seaport
On October 18, 2024, Seaport completed a Series B preferred share financing and amended its Voting Agreement to grant the Series B preferred stockholders’ representation on Seaport’s Board of Directors. As a result of the Series B preferred share financing and the amendments to the Voting Agreement, the Group's voting interest was reduced below 50%, and the Group no longer controls Seaport’s Board of Directors, which is the governance body that has the power to direct the relevant activities of Seaport. Therefore, the Group concluded that it lost control over Seaport, and Seaport was deconsolidated on October 18, 2024 from the Group’s Consolidated Financial Statements. The results of Seaport’s operations are included in the Group’s Consolidated Financial Statements through the date of deconsolidation.
Following deconsolidation, the Group has significant influence over Seaport through its voting interest in Seaport and its remaining representation on Seaport’s Board of Directors. The Group holds Preferred A-1, A-2 and B shares in addition to common shares. The common shares are accounted for under the equity method as prescribed by IAS 28, Investments in Associates and Joint Ventures. The Preferred A-1, A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest, and, as such, are accounted for under IFRS 9, Financial Instruments, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-1, A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Seaport and recorded its aforementioned investment in Seaport at fair value. The deconsolidation resulted in a gain of $151,808.

As of December 31, 2024, the Group’s investment in Seaport’s convertible preferred shares is held at fair value of $177,288 and is categorized as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Group’s investment in the convertible preferred shares of Seaport and the sensitivity of the fair value measurement to changes to these significant unobservable inputs are disclosed in Note 19. Financial Instruments.
The following table summarizes the assets, liabilities and non-controlling interest of Seaport, Vedanta and Sonde derecognized from the Group in the years ended December 31, 2024, 2023 and 2022, respectively.

	2024 $	2023 $	2022 $
Assets, Liabilities and non-controlling interests in deconsolidated subsidiary	Seaport	Vedanta	Sonde
Cash and cash equivalents	(91,570)	(13,784)	(479)
Trade and other receivables	(220)	(702)	—
Prepaid assets	(1,309)	(3,516)	—
Property and equipment, net	(175)	(8,092)	—
Right of use asset, net	—	(2,477)	—
Trade and other payables	6,102	15,078	1,407
Trade and other payables due to PureTech	3,370	139	—
Deferred revenue	—	1,902	—
Lease liabilities (including current portion)	—	4,146	—
Long-term loan (including current portion)	—	15,446	—
Subsidiary notes payable	—	—	3,403
Subsidiary preferred shares and warrants	76,208	24,568	15,853
Other assets and liabilities, net	(475)	(462)	123
Sub-total (net assets)/liabilities	(8,070)	32,246	20,307
Derecognize carrying value of non-controlling interest	(7,430)	9,085	(11,904)
Recognize investment retained in deconsolidated subsidiary at fair value*	167,308	20,456	18,848
Calculated gain on deconsolidation	151,808	61,787	27,251
* Recognized investment in 2024 includes preferred shares held at fair value of $164,848 and common stock accounted for under the equity method with a fair value of $2,461.

9.     Operating Expenses
Total operating expenses were as follows:

For the years ended December 31,	2024 $	2023 $	2022 $
General and administrative	71,469	53,295	60,991
Research and development	69,454	96,235	152,433
Total operating expenses	140,923	149,530	213,425
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ended December 31,	2024	2023	2022
General and administrative	39	40	57
Research and development	41	56	144
Total	80	96	201
The aggregate payroll costs of these persons were as follows:

	2024 $	2023 $	2022 $
For the years ended December 31,
General and administrative	40,559	24,586	25,322
Research and development	15,023	21,102	36,321
Total	55,581	45,688	61,643
Detailed operating expenses were as follows:

	2024 $	2023 $	2022 $
For the years ended December 31,
Salaries and wages	29,032	37,084	41,750
Healthcare and other benefits	2,203	2,599	2,908
Payroll taxes	1,496	1,590	2,286
Share-based payments	22,850	4,415	14,699
Total payroll costs	55,581	45,688	61,643
Amortization	1,764	1,979	3,048
Depreciation	1,807	2,955	5,845
Total amortization and depreciation expenses	3,571	4,933	8,893
Other general and administrative expenses	27,491	25,180	31,600
Other research and development expenses	54,280	73,729	111,288
Total other operating expenses	81,771	98,909	142,888
Total operating expenses	140,923	149,530	213,425
Please refer to Note 10. Share-based Payments for further disclosures related to share-based payments and Note 26. Related Parties Transactions for management’s remuneration disclosures.

10.    Share-based Payments
Share-based payments includes stock options and restricted stock units (“RSUs”). Expense for stock options and time-based RSUs is recognized based on the grant date fair value of these awards. Performance-based RSUs to executives are treated as liability awards and the related expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group's share-based payment expense for the years ended December 31, 2024, 2023 and 2022, was $22,850, $4,415, and $14,699, respectively. The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	2024 $	2023 $	2022 $
General and administrative	21,993	3,185	8,862
Research and development	857	1,230	5,837
Total	22,850	4,415	14,699
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (the “2015 PSP”). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10% of the total ordinary shares outstanding.
In June 2023 the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10% of the total ordinary shares outstanding over a five-year period.
The awards granted under these plans have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.
The share-based awards granted under these plans are generally equity-settled (see cash settlements below). As of December 31, 2024, the Group had issued 29,940,832 units of share-based awards under these plans.
RSUs
During the twelve months ended December 31, 2024 and 2023, the Group granted the following RSUs to certain non-executive Directors, executives and employees:

Twelve months ended December 31,	2024	2023
Time based RSUs	4,388,116	102,732
Performance based RSUs	1,822,151	3,576,937
Total RSUs	6,210,267	3,679,669
RSU activity for the years ended December 31, 2024, 2023 and 2022 is detailed as follows:

	Number of Shares/Units	Weighted Average Grant Date Fair Value (GBP) (*)
Outstanding (Non-vested) at January 1, 2022	3,632,715	1.91
RSUs Granted in Period	4,309,883	1.76
Vested	(696,398)	2.80
Forfeited	(1,155,420)	2.67
Outstanding (Non-vested) at December 31, 2022 and January 1, 2023	6,090,780	1.74
RSUs Granted in Period	3,679,669	1.28
Vested	(716,029)	2.00
Forfeited	(1,880,274)	1.94
Outstanding (Non-vested) at December 31, 2023 and January 1, 2024	7,174,146	1.10
RSUs Granted in Period	6,210,267	1.63
Vested	(1,347,729)	1.71
Forfeited	(3,057,962)	1.75
Outstanding (Non-vested) at December 31, 2024	8,978,722	1.29
*    For liability awards - based on fair value at reporting date or settlement date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.
RSUs granted to the non-executive directors and employees are time-based and equity-settled. The grant date fair value on such RSUs is recognized over the vesting term.
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
The Group recorded $4,388, $827, and $1,637, respectively, for the years ended December 31, 2024, 2023 and 2022 in respect of all restricted stock units, of which $909, $402, and $1,131, respectively, were in respect of liability settled share-based awards.
As of December 31, 2024, the carrying amount of the RSU liability awards was $3,736 with $1,875 current and $1,861 non current, out of which $1,875 related to awards that have met all their performance and market conditions and were settled in February, 2025. As of December 31, 2023, the carrying amount of the RSU liability awards was $4,782 with $1,281 current and $3,501 non- current, out of which $1,281 related to awards that met all their performance and market conditions and were settled in March and May of 2024.
Stock Options
Stock option activity for the years ended December 31, 2024, 2023 and 2022, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2022	13,414,118	2.58	8.29
Granted	8,881,000	2.04
Exercised	(577,022)	0.50		2.43
Forfeited and expired	(3,924,215)	2.89
Options Exercisable at December 31, 2022 and January 1, 2023	6,185,216	2.03	6.21
Outstanding at December 31, 2022 and January 1, 2023	17,793,881	2.31	8.03
Granted	3,120,975	2.22
Exercised	(534,034)	1.71		2.46
Forfeited and expired	(3,424,232)	2.40
Options Exercisable at December 31, 2023 and January 1, 2024	9,065,830	2.19	6.01
Outstanding at December 31, 2023 and January 1, 2024	16,956,590	2.29	7.20
Granted	2,665,875	1.87
Exercised	(412,729)	1.73		2.2
Forfeited and expired	(4,725,746)	2.24
Options Exercisable at December 31, 2024	9,534,400	2.33	4.45
Outstanding at December 31, 2024	14,483,990	2.25	5.87
The fair value of the stock options awarded by the Group was estimated on the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2024	2023	2022
Expected volatility	44.76%	43.69%	41.70%
Expected terms (in years)	6.16	6.16	6.11
Risk-free interest rate	4.31%	4.04%	2.13%
Expected dividend yield	—	—	—
Exercise price (GBP)	1.87	2.22	2.04
Underlying stock price (GBP)	1.87	2.22	2.04
Expected volatility is based the Group’s historical volatility results.
These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2024, 2023 and 2022 of $1.18 ,$1.37 and $1.15, respectively.
The Group incurred share-based payment expense for the stock options of $1,092, $3,310 and $8,351 for the years ended December 31, 2024, 2023 and 2022, respectively.

For shares outstanding as of December 31, 2024, the range of exercise prices is detailed as follows:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	89,845	—	4.75
1.00 to 2.00	6,133,522	1.63	6.03
2.00 to 3.00	4,823,373	2.25	6.39
3.00 to 4.00	3,437,250	3.41	4.87
Total	14,483,990	2.25	5.87
Subsidiary Plans
For the years ended December 31, 2024, 2023 and 2022, the subsidiaries incurred share-based payment expense of $17,372, $277 and $4,711, respectively.
The share-based payment expense for the year ended December 31, 2024, is primarily related to awards granted under the Seaport 2024 Equity Incentive Plan (the "Seaport Plan") approved by the Seaport Board of Directors in 2024. Seaport is deconsolidated from the Group's Consolidated Financial Statements as of October 18, 2024. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
The options granted under the Seaport Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Seaport’s Board of Directors. The estimated grant date fair value of the equity awards is recognized as an expense over the awards’ vesting periods. See tables below for Seaport option-related activities.
Before its deconsolidation on October 18, 2024, Seaport granted 7,200,000 shares of restricted stock awards and restricted stock units to certain officers and directors, of which 6,227,778 shares were fully vested as of the deconsolidation date. The fair value of these awards was measured on the date of grant at the estimated fair value of the Seaport common stock using the market backsolve and probability adjusted expected return model. See Note 19. Financial Instruments. The weighted average fair value of these awards was $0.97. As the substantial majority of these awards were fully vested as of the deconsolidation date, the stock-based compensation expense for these awards was recognized in the Group’s Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2024.
Seaport also granted options to its employees, officers and directors in 2024. The fair value of the stock options awarded by Seaport was estimated on the grant date using the Black-Scholes option valuation model. The weighted average fair value of these awards was $0.92.
A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2024	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2024
Entrega	344,500	—	—	(5,000)	(5,000)	—	334,500
Seaport	—	22,429,780	—	—	(29,018)	(22,400,762)	—

	Outstanding as of January 1, 2023	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2023
Entrega	344,500	—	—	—	—	—	344,500
Follica	2,776,120	—	—	(2,170,547)	(605,573)	—	—
Vedanta	1,824,576	—	—	(1,313)	(29,607)	(1,793,656)	—

	Outstanding as of January 1, 2022	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2022
Entrega	349,500	45,000	—	(50,000)	—	—	344,500
Follica	2,686,120	90,000	—	—	—	—	2,776,120
Sonde	2,049,004	—	—	—	—	(2,049,004)	—
Vedanta	1,991,637	490,506	(400,000)	(65,235)	(192,332)	—	1,824,576
The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2024, were as follows:

Outstanding at December 31, 2024	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Entrega	334,500	1.96	2.78

There were no grants in 2023 under any of the subsidiary option plans. The weighted average exercise prices for the options granted for the years ended December 31, 2024 and 2022, were as follows:

For the years ended December 31,	2024 $	2023 $	2022 $
Seaport	1.28	—	—
Entrega	—	—	0.02
Follica	—	—	1.86
Vedanta	—	—	14.94
The weighted average exercise prices for options forfeited during the year ended December 31, 2024, were as follows:

Forfeited during the year ended December 31, 2024	Number of options	Weighted-average exercise price $
Entrega	5,000	0.02
Seaport	29,018	0.97
The weighted average exercise prices for options exercisable as of December 31, 2024, were as follows:

Exercisable at December 31, 2024	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Entrega	334,500	1.96	0.02-2.36
There were no subsidiary options exercised during the year ended December 31, 2024.

11.    Finance Income/(Costs), net
The following table shows the breakdown of finance income and costs:

	2024 $	2023 $	2022 $
For the years ended December 31,
Finance income
Interest income from financial assets	22,669	16,012	5,799
Total finance income	22,669	16,012	5,799
Finance costs
Contractual interest expense on notes payable	(684)	(1,422)	(212)
Interest expense on other borrowings	—	(363)	(1,759)
Interest expense on lease liability	(1,295)	(1,544)	(1,982)
Gain on forgiveness of debt	273	—	—
Gain/(loss) on foreign currency exchange	(25)	(94)	14
Total finance costs – contractual	(1,731)	(3,424)	(3,939)
Gain/(loss) from changes in fair value of warrant liability	—	33	6,740
Gain/(loss) from changes in fair value of preferred shares	(8,108)	2,617	130,825
Gain/(loss) from changes in fair value of convertible debt	—	—	(502)
Total finance income/(costs) – fair value accounting	(8,108)	2,650	137,063
Total finance costs - non cash interest expense related to sale of future royalties	(8,058)	(10,159)	—
Finance income/(costs), net	4,773	5,078	138,924

12.    Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.
Diluted earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled shares from the Group's share-based plans.
For the years ended December 31, 2023 and 2022, the Group incurred a net loss, and therefore, all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation amounted to 1,509,900 and 3,134,131 shares, respectively.
Earnings/(Loss) Attributable to Owners of the Group:

	2024		2023		2022
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Income/(loss) for the year, attributable to the owners of the Group	53,510	53,510	(65,697)	(65,697)	(50,354)	(50,354)
Weighted-Average Number of Ordinary Shares:

	2024		2023		2022
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	271,853,731	271,853,731	278,566,306	278,566,306	287,796,585	287,796,585
Effect of shares issued & treasury shares purchased	(17,397,423)	(17,397,423)	(2,263,773)	(2,263,773)	(3,037,150)	(3,037,150)
Effect of dilutive shares	—	1,571,612	—	—	—	—
Weighted average number of ordinary shares at December 31,	254,456,308	256,027,920	276,302,533	276,302,533	284,759,435	284,759,435
Earnings/(Loss) per Share:

	2024		2023		2022
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	0.21	0.21	(0.24)	(0.24)	(0.18)	(0.18)

13.    Property and Equipment

Cost	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2023	13,341	1,510	1,419	23,964	2,803	43,037
Additions, net of transfers	—	—	—	—	87	87
Disposals	(2,886)	—	(137)	—	—	(3,023)
Deconsolidation of subsidiaries	(5,092)	(438)	(365)	(8,799)	(2,871)	(17,565)
Reclassifications	—	—	—	—	(18)	(18)
Balance as of December 31, 2023	5,363	1,072	917	15,165	1	22,518
Additions, net of transfers	246	—	11	—	—	256
Disposals/Impairment	(2,215)	—	(387)	—	(1)	(2,602)
Deconsolidation of subsidiaries	(246)	—	(11)	—	—	(256)
Reclassifications	—	—	—	—	—	—
Balance as of December 31, 2024	3,148	1,072	530	15,165	—	19,916

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2023	(7,711)	(875)	(1,244)	(10,250)	—	(20,080)
Depreciation	(892)	(162)	(45)	(1,856)	—	(2,955)
Disposals	543	—	38	—	—	581
Deconsolidation of subsidiaries	3,917	339	357	4,858	—	9,472
Balance as of December 31, 2023	(4,142)	(698)	(894)	(7,248)	—	(12,982)
Depreciation	(139)	(153)	(13)	(1,503)	—	(1,807)
Disposals	1,485	—	376	—	—	1,861
Deconsolidation of subsidiaries	81	—	—	—	—	81
Balance as of December 31, 2024	(2,715)	(851)	(530)	(8,751)	—	(12,847)

Property and Equipment, net	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of December 31, 2023	1,221	375	23	7,917	1	9,536
Balance as of December 31, 2024	433	221	—	6,414	—	7,069
Depreciation of property and equipment is included in the general and administrative expenses and research and development expenses in the Consolidated Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $1,807, $2,955 and $5,845 for the years ended December 31, 2024, 2023 and 2022, respectively.
14.     Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $
Balance as of January 1, 2023	831
Additions	200
Write-off	(105)
Deconsolidation of subsidiary	(19)
Balance as of December 31, 2023	906
Write-off	(80)
Deconsolidation of subsidiary	(225)
Balance as of December 31, 2024	601
All the intangible asset licenses represent in-process-research-and-development assets that are currently still being developed and not ready for their intended use. As such, these assets are not amortized but tested for impairment annually.
During the year ended December 31, 2024, the Group wrote off one of its research intangible assets for which research was ceased in the amount of $80.
During the year ended December 31, 2024, Seaport Therapeutics, Inc. was deconsolidated and as such, $225 in net intangible assets were derecognized.
During the year ended December 31, 2023, the Group wrote off two of its research intangible assets for which research was ceased in the amount of $105.

During the year ended December 31, 2023, Vedanta, Inc. was deconsolidated and as such, $19 in net intangible assets were derecognized.
The Group tested all intangible assets for impairment as of the balance sheet date and concluded that none of such assets were impaired.

15.     Other Financial Assets
Other financial assets consist primarily of restricted cash reserved as collateral against a letter of credit with a bank that is issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. The restricted cash was $1,642 and $1,628 as of December 31, 2024 and 2023, respectively.

16.    Equity
Total equity for the Group as of December 31, 2024, and 2023, was as follows:

	December 31, 2024 $	December 31, 2023 $
Equity
Share capital, £0.01 par value, issued and paid 257,927,489 and 289,468,159 as of December 31, 2024 and 2023, respectively	4,860	5,461
Share premium	290,262	290,262
Treasury shares, 18,506,177 and 17,614,428 as of December 31, 2024 and 2023, respectively	(46,864)	(44,626)
Merger Reserve	138,506	138,506
Translation reserve	182	182
Other reserves	(4,726)	(9,538)
Retained earnings/(accumulated deficit)	32,486	83,820
Equity attributable to owners of the Group	414,707	464,066
Non-controlling interests	(6,774)	(5,835)
Total equity	407,933	458,232
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
On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each. The Group executed the Program in two equal tranches. It entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche and the simultaneous on-sale of such ordinary shares by Jefferies to the Group, subject to certain volume and price restrictions.
In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of stock options.
In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender Offer"). The proposed Tender Offer was approved by shareholders at the Annual General Meeting of Stockholders held on June 6, 2024, to acquire a maximum number of 33,500,000 ordinary shares (including ordinary shares represented by American Depository Shares (''ADSs'')) for a fixed price of 250 pence per ordinary share (equivalent to £25.00 per ADS) for a maximum aggregate amount of $100,000 excluding expenses.
The Tender Offer was completed on June 24, 2024. The Group repurchased 31,540,670 ordinary shares under the Tender Offer. Following such repurchase, the Group cancelled these shares repurchased. As a result of the cancellation, the nominal value of $600 related to the cancelled shares was reduced from share capital and transferred to a capital redemption reserve, increasing the capital redemption reserve balance to $600 which was included within other reserves in the Consolidated Statement of Changes in Equity.
As of December 31, 2024 and December 31, 2023, the Group’s issued share capital was 257,927,489 shares and 289,468,159 shares, respectively, including 18,506,177 shares and 17,614,428 shares repurchased under the share repurchase program, and were held by the Group in treasury, respectively. The Group does not have a limited amount of authorized share capital.

17.     Subsidiary Preferred Shares
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the subsidiaries, that is not considered to be within the control of the subsidiaries. Therefore, these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such, the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the subsidiary preferred share liability is measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
In April 2024, Seaport closed a Series A-2 preferred share financing with aggregate proceeds of $100,100 of which $68,100 was from outside investors and $32,000 was from the Group. The $68,100 received from the outside investors was recorded as a subsidiary preferred share liability within the Group’s balance sheet. In October 2024, Seaport closed a Series B preferred share financing with aggregate proceeds of $226,000 of which $211,600 was from outside investors and $14,400 was from the Group. As a result of the Series B preferred share financing, the Group lost control of Seaport, and the Group derecognized the assets, liabilities and non-controlling interest in respect of Seaport from its Consolidated Financial Statements. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary. As such, the balance of subsidiary preferred share liability in Seaport is reduced to $0 upon deconsolidation.
The fair value of all subsidiary preferred shares as of December 31, 2024 and December 31, 2023, is as follows:

	2024 $	2023 $
Balance as of December 31, 2024 and December 31, 2023
Entrega	169	169
Total subsidiary preferred share balance	169	169
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of outstanding subsidiary preferred shares shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of December 31, 2024 and December 31, 2023, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

	2024 $	2023 $
Balance as of December 31, 2024 and December 31, 2023
Entrega	2,216	2,216
Follica	6,405	6,405
Total minimum liquidation preference	8,621	8,621
For the years ended December 31, 2024 and 2023, the Group recognized the following changes in the value of subsidiary preferred shares:

$
Balance as of January 1, 2023	27,339
Decrease in value of preferred shares measured at fair value – finance costs (income)	(2,617)
Deconsolidation of subsidiary - (Vedanta)	(24,554)
Balance as of December 31, 2023 and January 1, 2024	169
Issuance of Seaport A-2 preferred shares - financing cash flow	68,100
Increase in value of preferred shares measured at fair value – finance costs (income)	8,108
Deconsolidation of subsidiary – (Seaport)	(76,208)
Balance as of December 31, 2024	169

18.     Sale of Future Royalties Liability
On March 4, 2011, the Group entered into a license agreement (the “License Agreement”) with Karuna, according to which the Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any.
On March 22, 2023, the Group signed an agreement with Royalty Pharma (the "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to Royalty Pharma up to an annual royalties threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones.
The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and milestones due to the Group under the License Agreement as revenue in its Consolidated Statement of Comprehensive Income/(Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Consolidated Statement of Financial Position. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement.
The acquisition of Karuna by Bristol Myers Squibb ("BMS"), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or the Royalty Purchase Agreement, each of which remains in full force and effect.
In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100,000 liability, recorded at execution of the Royalty Purchase Agreement, is accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that are recognized in each reporting period.
Additional proceeds received from Royalty Pharma increase the Group’s financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability is effectively repaid over the life of the Royalty Purchase Agreement. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group periodically assesses the expected payments to, or proceeds from, Royalty Pharma. Any such changes in amount or timing of cash flows requires the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
On October 1, 2024, the Group received $25,000 from Royalty Pharma upon the FDA's approval for BMS to market KarXT as Cobenfy. The Group paid Royalty Pharma $315 in the first quarter of 2025 for the royalties received from BMS for the sale of Cobenfy in the fourth quarter of 2024.
The following shows the activity in respect of the sale of future royalties liability:

Sale of future royalties liability $
Balance as of January 1, 2023	—
Amounts received at closing	100,000
Non cash interest expense recognized	10,159
Balance as of December 31, 2023 and January 1, 2024	110,159
Payment from Royalty Pharma – regulatory milestone	25,000
Non cash interest expense recognized	8,058
Balance as of December 31, 2024	143,217
Sale of future royalties liability, current	6,435
Sale of future royalties liability, non-current	136,782

19.     Financial Instruments
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
At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of subsidiary preferred share liability, including embedded conversion rights that are not bifurcated, were determined using the following allocation methods: option pricing model (“OPM”), PWERM, or hybrid allocation framework. The methods are detailed as follows:

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

Subsidiary Preferred Share Liability
As of December 31, 2024 and 2023, the fair value of subsidiary preferred share liability was $169 and $169, respectively. See Note 17. Subsidiary Preferred Shares for the changes in the Group’s subsidiary preferred share liability measured at fair value, which are categorized as Level 3 in the fair value hierarchy.
The changes in fair value of subsidiary preferred share liability is recorded in finance income/(costs) – fair value accounting in the Consolidated Statement of Comprehensive Income/(Loss).
Investments Held at Fair Value
Vor Valuation
Vor (Nasdaq: VOR) and additional immaterial investments are listed entities on an active exchange, and as such, the fair value as of December 31, 2024 was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy.
Seaport, Vedanta and Sonde
As of December 31, 2024, the Group accounts for the following investments under IFRS 9 as investments held at fair value with changes in fair value through profit and loss: Seaport preferred A-1, A-2, and B shares, Vedanta preferred A-1, B, C, and D shares, Sonde preferred A-2 and B shares and other immaterial investment. The valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2024, the Group recorded such investments at fair value and recognized a loss of $10,361 for the changes in fair value of the investments.
The following table summarizes the changes in all the Group’s investments held at fair value categorized as Level 3 in the fair value hierarchy:

Balance as of January 1, 2023	12,593
Deconsolidation of Vedanta - new investment in Vedanta preferred shares	20,456
Investment in Gelesis 2023 Warrants	1,121
Gain/(loss) on changes in fair value	(9,299)
Balance as of December 31, 2023 and January 1, 2024	24,872
Deconsolidation of Seaport - new investment in Seaport preferred shares	179,248
Gain/(loss) on changes in fair value	(10,361)
Balance as of December 31, 2024	193,758
Equity method loss recorded against LTI	(5,307)
Balance as of December 31, 2024 after allocation of equity method loss to LTI	188,452
The changes in fair value of investments held at fair value is recorded in gain/(loss) on investments held at fair value in the Consolidated Statement of Comprehensive Income/(Loss).
As of December 31, 2024, the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy include the preferred shares of Seaport, and Vedanta, with fair value of $177,288, and $11,163, respectively. The significant unobservable inputs used at December 31, 2024 in the fair value measurement of these investments and the sensitivity of the fair value measurements for these investments to changes of these significant unobservable inputs are summarized in the tables below.

As of December 31, 2024	Investment (Seaport) Measured through Market Backsolve & PWERM
Unobservable Inputs (Seaport)	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	538,635	-10%	(22,099)
		+10%	21,716
Time to Liquidity	0.5	-3 months	5,753
		+3 months	(4,247)
Probability of achieving a certain clinical trial development milestone	80%	-10%	(7,871)
		+10%	7,871
Probability of entering into an initial public offering	25% and 20%	-10%	(4,754)
		+10%	4,754
The unobservable inputs outlined within the table above were used to determine the fair value of our investment in the convertible preferred shares of a private company as of December 31, 2024. Whilst the Group considers the methodologies and assumptions used in the fair value measurement to be supportable and reasonable, because of the inherent uncertainties associated with the valuation, the estimated value may differ significantly from the values that would have been used had a ready market for the investment existed. The fair value measurement of our investment in the convertible preferred shares will be updated at each reporting date.

As of December 31, 2024	Investment (Vedanta) Measured through Market Backsolve that Leverages a Monte Carlo Simulation
Unobservable Inputs (Vedanta)	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	30,845	-5%	(1,617)
		+5%	1,515
Time to Liquidity	0.27	-3 Months	n.a.
		+3 Months	5,238
Volatility	155%	-10%	(2,976)
		+10%	518
The unobservable inputs outlined within the table above were used to determine the fair value of our investment in the convertible preferred shares of a private company as of December 31, 2024. Whilst the Group considers the methodologies and assumptions used in the fair value measurement to be supportable and reasonable, because of the inherent uncertainties associated with the valuation, the estimated value may differ significantly from the values that would have been used had a ready market for the investment existed. The fair value measurement of our investment in the convertible preferred shares will be updated at each reporting date.

Investments in Notes from Associates
As of December 31, 2024 and 2023, the investment in notes from associates was $17,731 and $4,600, respectively. The balance represents the fair value of convertible promissory notes with a principal value of $26,850 issued by Gelesis and convertible debt with a principal value of $5,000 issued by Vedanta.
During the year-ended December 31, 2024, the Group recorded a gain of $13,131 for the changes in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/Loss. The gain was driven by an increase of $11,381 in the fair value of the Gelesis convertible promissory notes and an increase of $1,750 in the fair value of the Vedanta convertible note.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined the fair value of the convertible promissory notes issued by Gelesis to be $0 at December 31, 2023. In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of legal and administrative costs incurred by the Bankruptcy Court in 2025. As of December 31, 2024, these notes were determined to have a fair value of $11,381.
The convertible debt issued by Vedanta was valued using a market backsolve approach that leverages a Monte Carlo simulation. The significant unobservable inputs categorized as Level 3 in the fair value hierarchy used at December 31, 2024, in the fair value measurement of the convertible debt are the same as the inputs disclosed above for Vedanta preferred shares.
Fair Value Measurement and Classification
The fair value of financial instruments by category as of December 31, 2024 and 2023:

	2024
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	181,716	—	181,716	—	—	181,716
Investment in notes from associates	17,731	—	—	—	17,731	17,731
Investments held at fair value	191,426	—	2,974	—	188,452	191,426
Total financial assets	390,873	—	184,690	—	206,183	390,873
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	3,736	—	—	3,736	3,736
Total financial liabilities	—	3,905	—	—	3,905	3,905
1.    Excluded from the table above are short-term investments of $86,666 and cash equivalent of $62,179 that are classified at amortized cost as of December 31, 2024. The cost of these short-term investments and cash equivalent approximates current fair value.
2.    Included within cash and cash equivalents.

	2023
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	156,705	—	156,705	—	—	156,705
Note from associate	4,600	—	—	—	4,600	4,600
Investments held at fair value	317,841	—	292,970	—	24,872	317,841
Total financial assets	479,146	—	449,675	—	29,472	479,146
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	4,782	—	—	4,782	4,782
Total financial liabilities	—	4,951	—	—	4,951	4,951
1    Excluded from the table above are short-term investments of $136,062 that are classified at amortized cost as of December 31, 2023. The cost of these short-term investments approximates current fair value.
2    Included within cash and cash equivalents.

20.    Subsidiary Notes Payable
The subsidiary notes payable is comprised of loans and convertible notes. These instruments do not contain embedded derivatives, and therefore, are held at amortized cost. As of December 31, 2024 and December 31, 2023, the balance of notes payable consists of the following:

	2024 $	2023 $
Balance as of December 31,
Loans	4,111	3,439
Convertible notes	—	260
Total subsidiary notes payable	4,111	3,699
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 5.0% in the interest only period and 12.0% in the repayment period.
Convertible Notes
The activities of the convertible notes were as follows:

	Knode $	Appeering $	Sonde $	Total $
January 1, 2022	94	141	2,461	2,696
Gross principal - issuance of notes - financing activity	—	—	393	393
Accrued interest on convertible notes - finance costs	5	8	48	60
Changes in fair value - finance costs	—	—	502	502
Deconsolidation	—	—	(3,403)	(3,403)
Balance as of January 1, 2023	99	149	—	248
Accrued interest on convertible notes - finance costs	5	8	—	13
Balance as of December 31, 2023 and January 1, 2024	104	156	—	260
Accrued interest on convertible notes - finance costs	5	7	—	12
Forgiveness of debt – entity dissolution – finance income	(109)	(164)	—	(273)
Balance as of December 31, 2024	—	—	—	—
In November 2024, the Group dissolved Knode and Appeering as they were no longer operational entities. As a result, the principal and interest on these notes outstanding were written off in full as of the dissolution date.

21.     Non-Controlling Interest
As of December 31, 2024 and 2023, non-controlling interests included Entrega and Follica. Ownership interests of the non-controlling interests in these entities as of December 31, 2024 were 11.7%, and 19.9%, respectively. There was no change from December 31, 2023 in the ownership interests of the non-controlling interests in these two entities. As of December 31, 2022, non-controlling interests included Entrega, Follica, and Vedanta. Ownership interests of the non-controlling interests in these entities were 11.7%, 19.9%, and 12.2%, respectively. Non-controlling interests include the amounts recorded for subsidiary stock awards. See Note 10. Share-based Payments.
For the year ended December 31, 2024, Seaport issued 950,000 shares of fully vested common stock to the Group and 3,450,000 shares of common stock to certain officers and directors, of which 2,455,555 shares were fully vested before Seaport's deconsolidation from the Group's Consolidated Financial Statements on October 18, 2024. Ownership interest of non-controlling interests was 61.3% immediately before Seaport's deconsolidation.
During the year ended December 31, 2023, Vedanta Biosciences, Inc was deconsolidated. During the year ended December 31, 2022, Sonde Health, Inc was deconsolidated. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7% to 12.2%. The exercise of the options resulted in an increase in the NCI share in Vedanta shareholder's deficit of $15,164.
The following table summarizes the changes in the non-controlling ownership interest in subsidiaries:

Non-Controlling Interest $
Balance as of January 1, 2022	(9,368)
Share of comprehensive income (loss)	13,290
Deconsolidation of subsidiary (Sonde)	11,904
NCI exercise of share-based awards in subsidiaries - change in NCI interest	(15,164)
Equity settled share-based payments	4,711
Other	(4)
Balance as of December 31, 2022 and January 1, 2023	5,369
Share of comprehensive income (loss)	(931)
Deconsolidation of subsidiary (Vedanta)	(9,085)
Equity settled share-based payments	277
Expiration of share options in subsidiary	(1,458)
Other	(6)
Balance as of December 31, 2023 and January 1, 2024	(5,835)
Share of comprehensive income (loss)	(25,728)
Equity settled share-based payments - See Note 10. Share-based Payments	17,372
Deconsolidation of subsidiary (Seaport)	7,430
Other	(13)
Balance as of December 31, 2024	(6,774)

22.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

Balance as of December 31,	2024 $	2023 $
Trade payables	5,522	14,637
Accrued expenses	18,705	28,187
Liability for share-based awards- short term	1,875	1,281
Other	917	3
Total trade and other payables	27,020	44,107
Trade and other payables decreased by $17,088 to $27,020 as of December 31, 2024. The decrease reflected lower operating expenses primarily from the reduced clinical trials related activities as well as the deconsolidation of Seaport for the year ended December 31, 2024.

23.     Leases and subleases
The activity related to the Group’s right of use asset and lease liability for the years ended December 31, 2024 and 2023 is as follows:

	Right of use asset, net
	2024 $	2023 $
Balance as of January 1,	9,825	14,281
Additions	—	—
Depreciation	(1,764)	(1,979)
Deconsolidated	—	(2,477)
Balance as of December 31,	8,061	9,825

	Total lease liability
	2024 $	2023 $
Balance as of January 1,	21,644	29,128
Additions	—	—
Cash paid for rent - principal - financing cash flow	(3,394)	(3,338)
Cash paid for rent - interest	(1,295)	(1,544)
Interest expense	1,295	1,544
Deconsolidated	—	(4,146)
Balance as of December 31,	18,250	21,644
Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the general and administrative expenses and research and development expenses line items in the Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $1,764, $1,979 and $3,047 for the years ended December 31, 2024, 2023 and 2022, respectively.
The following table details the short-term and long-term portion of the lease liability as of December 31, 2024 and 2023:

	Total lease liability
	2024 $	2023 $
Short-term portion of lease liability	3,579	3,394
Long-term portion of lease liability	14,671	18,250
Total lease liability	18,250	21,644
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2024 $
Less than one year	4,644
One to two years	4,419
Two to three years	4,551
Three to four years	4,687
Four to five years	2,796
More than five years	—
Total undiscounted lease maturities	21,096
Interest	2,846
Total lease liability	18,250
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
On January 23, 2023, the Group executed a sublease agreement with Allonnia, LLC (“Allonnia”). The sublease is for approximately 11,000 rentable square feet located on the third floor of the 6 Tide Street building where the Group’s offices are currently located. Allonnia obtained possession of the premises on February 17, 2023 with a rent commencement date of May 17, 2023. The lease term is two years from the rent commencement date, and Allonnia has the option to extend the sublease for an additional year at the same terms. The annual lease fee is $1,111 per year. The sublease was determined to be an operating lease, and as such, the total lease payments under the sublease agreement are recognized over the lease term on a straight-line basis. In February 2024, Allonnia exercised the option and extended the lease term through May 31, 2026. The annual lease fee increased to $1,279 per year.
Rental income recognized by the Group during the year ended December 31, 2024 and 2023 was $1,053 and $781, respectively, which was included in the other income/(expense) line item in the Consolidated Statement of Comprehensive Income/(Loss).
24.     Capital and Financial Risk Management
Capital Risk Management
The Group's capital and financial risk management policy is to maintain a strong capital base to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has no material externally imposed capital requirements. The Group’s share capital is set out in Note 16. Equity.
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
The Group has exposure to the following risks arising from financial instruments:
Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade and other receivables. The Group held the following balances:

	2024 $	2023 $
Balance as of December 31
Cash and cash equivalents	280,641	191,081
Short-term investments	86,666	136,062
Trade and other receivables	1,522	2,376
Total	368,828	329,518
The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the Group believes are of high credit quality. Further, the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.
The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, and reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses due to the high credit quality or healthy financial conditions of these counterparties. As of December 31, 2024 and 2023, none of the trade and other receivables were impaired.
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

The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2024 and 2023, based on contractual undiscounted payments:

Balance as of December 31	2024
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Subsidiary notes payable	4,111	4,111	—	—	4,111
Trade and other payables	27,020	27,020	—	—	27,020
Taxes Payable	75	75	—	—	75
Subsidiary preferred shares (Note 17)[1]	169	169	—	—	169
Total	31,375	31,375	—	—	31,375

Balance as of December 31	2023
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Subsidiary notes payable	3,699	3,699	—	—	3,699
Trade and other payables	44,107	44,107	—	—	44,107
Subsidiary preferred shares (Note 17)[1]	169	169	—	—	169
Total	47,975	47,975	—	—	47,975
1    Redeemable only upon a liquidation or deemed liquidation event, as defined in the applicable shareholder documents.
*    Does not include payments in respect of lease obligations nor payments on sale of future royalties liability. For the contractual future payments related to lease obligations, see Note 23. Leases and subleases. For contractual future payments related to sale of future royalties, see Note 18. Sale of Future Royalties Liability

Interest Rate Sensitivity
As of December 31, 2024, the Group had cash and cash equivalents of $280,641, and short-term investments of $86,666. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore, the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.
Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is, however, exposed to a subsidiary preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 17. Subsidiary Preferred Shares, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders, and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through profit and loss and was insignificant as of December 31, 2024. The Group’s cash position supports the business activities of the Controlled Founded Entities. Accordingly, the Group views exposure to the third party subsidiary preferred share liability as low.
Deconsolidated Founded Entity Investments
The Group maintains certain debt or equity holdings in Founded Entities that are deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. The Group's exposure to investments held at fair value and investments in notes from associates was $191,426 and $17,731, respectively, as of December 31, 2024, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the initial investments. As of December 31, 2024, the investments in associates include Sonde and Seaport, and the carrying amounts of the investments under the equity method were $0 and $2,397, respectively. Accordingly, the Group does not view this risk as high.
Equity Price Risk
As of December 31, 2024, the Group held 2,671,800 common shares of Vor with a fair value of $2,966. As of December 31, 2023, the Group held 886,885 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,476 common shares of Akili with fair value of $280,708, $6,012, and $6,112, respectively. The common shares of Karuna and Akili were disposed of in 2024 as part of the Karuna's acquisition by BMS in March 2024 and Akili's acquisition by Virtual Therapeutics in July 2024.
The investment in Vor is exposed to fluctuations in the market price of Vor's common shares. The Group views the exposure to equity price risk as low.

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
25.    Commitments and Contingencies
The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2024, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. Payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,121 and $7,371, respectively, as of December 31, 2024 and December 31, 2023. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.
The Group is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of December 31, 2024 and December 31, 2023, the noncancellable commitments in respect of such contracts amounted to approximately $8,395 and $16,422, respectively.
In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group's subsidiary based on purported terms of a contract between such individual and the Group. As of December 31, 2024, the Group recognized a provision of $900, which represents management's best estimate of the expected settlement related to the financial obligation associated with the lawsuit, considering the likelihood of settlement. The final settlement amount could vary depending on the outcome of the ongoing negotiations or litigation. The timing for resolution remains uncertain.
The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings other than already included above for the years ended December 31, 2024 and 2023.

26.    Related Parties Transactions
Related Party Subleases
During 2019, the Group executed a sublease agreement with a related party, Gelesis. During 2023, the sublease receivable was written down to zero as Gelesis ceased operations and filed for bankruptcy.
The Group recorded $0, $23 and $89 of interest income with respect to the sublease during the years ended December 31, 2024, 2023, and 2022 respectively, which is presented within finance income in the Consolidated Statement of Comprehensive Income/(Loss).
Related Party Royalties
The Group received $509 in royalties from Gelesis on its product sales for the year ended December 31, 2022 and recorded such royalty receipt as royalty revenue which was included in contract revenue in the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2022. The Group did not record any royalty revenue from Gelesis for the years ended December 31, 2024, and 2023.

Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including non-executive directors and not including subsidiary directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

	2024 $	2023 $	2022 $
As of December 31
Short-term employee benefits	5,166	9,714	4,162
Post-employment benefits	61	41	55
Termination benefits	395	417	152
Share-based payment expense	2,540	599	2,741
Total	8,161	10,772	7,109
Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 10. Share-based Payments. As of December 31, 2024, and 2023 the payable due to the key management employees was $1,509, and $4,732, respectively.
In addition the Group paid remuneration to non-executive directors in the amounts of $670, $475, and $655 for the years ended December 31, 2024, 2023 and 2022, respectively. Also, the Group incurred $501, $373 and $365, of stock based compensation expense for such non-executive directors for the years ended December 31, 2024, 2023, and 2022 respectively.
During the years ended December 31, 2024, 2023 and 2022, the Group incurred $34, $46 and $51, respectively, of expenses paid to related parties.
Convertible Notes Issued to Directors
During the year ended December 31, 2024, the Group dissolved an inactive subsidiary, which held a convertible note issued to a related party. As a result of the entity's dissolution, the convertible note's outstanding balance on the day of dissolution was written down to $0 and a gain of $108 was recorded and included in finance income/ (costs) within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2023, the outstanding related party notes payable was $104, including principal and interest.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses as of December 31, 2024:

	Business name (share class)	Number of shares held as of December 31, 2024	Number of options held as of December 31, 2024	Number of RSUs held as of December 31, 2024	Ownership interest¹
Directors:
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.29%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Dr John LaMattina	Vedanta Biosciences (Common)	25,000	15,000	—	0.25%
	Seaport Therapeutics (Preferred B)[2]	21,052	—	—	0.01%
Michele Holcomb	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Sharon Barber-Lui	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Senior Managers:
Eric Elenko	Seaport Therapeutics (Common)	950,000	—	—	0.64%
1    Ownership interests as of December 31, 2024 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Dr. John and Ms. Mary LaMattina hold 21,052 Series B preferred shares of Seaport Therapeutics.

Directors and senior managers hold 10,294,322 ordinary shares and 4.3% voting rights of the Group as of December 31, 2024. This amount excludes options to purchase 2,155,915 ordinary shares. This amount also excludes 3,517,248 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2024, 2023 and 2022, 1,822,151 shares of time based RSUs to senior managers, which vest over 3 years, and 346,010 shares, which are issuable to directors immediately prior to the Group's 2025 Annual General Meeting of Stockholders, based on the terms of the RSU awards granted to non-executive directors in 2024. Such shares will be issued to such senior managers and non-executive directors in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes.
During the year ended December 31, 2024, certain officers and directors participated in the Tender Offer. See Note 16. Equity for details on the program. Consequently, the Group repurchased a total of 767,533 ordinary shares at 250 pence per ordinary share from these related parties.
Other
See Note 7. Investment in Notes from Associates for details on the notes issued by Gelesis and Vedanta to the Group.
As of December 31, 2024, the Group has a receivable from Seaport in the amount of $408.
See Note 6. Investments in Associates for details on the execution and termination of the Merger Agreement with Gelesis in 2023.

27.     Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statement of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2024, 2023 and 2022, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Group owned greater than 80% of the vote and value. For the years ended December 31, 2024, 2023 and 2022, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Group owned greater than 50% of the vote and value. The remaining subsidiaries file separate U.S. tax returns.
Amounts recognized in Consolidated Statement of Comprehensive Income/(Loss):

	2024 $	2023 $	2022 $
For the year ended December 31
Income/(loss) for the year	27,782	(66,628)	(37,065)
Income tax expense/(benefit)	(4,008)	30,525	(55,719)
Income/(loss) before taxes	23,774	(36,103)	(92,783)
Recognized Income Tax Expense/(Benefit):

	2024 $	2023 $	2022 $
For the year ended December 31
Federal - current	35,310	(2,246)	13,065
State - current	13,144	(46)	1,336
Total current income tax expense/(benefit)	48,454	(2,292)	14,401
Federal - deferred	(46,442)	29,294	(48,240)
State - deferred	(6,020)	3,523	(21,880)
Total deferred income tax expense/(benefit)	(52,462)	32,817	(70,120)
Total income tax expense/(benefit), recognized	(4,008)	30,525	(55,719)
The income tax expense/(benefit) was $(4,008), $30,525 and $(55,719) for the tax years ended December 31, 2024, 2023 and 2022, respectively. The income tax benefit recognized in 2024 was primarily attributable to the recognition of a deferred tax asset, generated in 2024 from the sale of the Group’s investment in Akili common stock that was used to offset income generated from the sale of the Group’s investment in Karuna common shares, partially offset with state income tax expense. The income tax expense recognized in 2023 was primarily due to income from the sale of future royalties to Royalty Pharma and the recognition of deferred tax liabilities.
Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2024		2023		2022
For the year ended December 31	$	%	$	%	$	%
US federal statutory rate	4,994	21.00	(7,573)	21.00	(19,486)	21.00
State taxes, net of federal effect	1,026	4.32	(3,974)	11.01	(8,043)	8.67
Tax credits	(2,517)	(10.59)	(9,167)	25.39	(6,876)	7.41
Stock-based compensation	2,123	8.93	589	(1.63)	788	(0.85)
Finance income/(costs) – fair value accounting	1,640	6.90	(556)	1.54	(28,783)	31.02
Loss with respect to associate for which no deferred tax asset is recognized	210	0.88	249	(0.69)	1,413	(1.52)
Revaluation of deferred due to rate change	(3,419)	(14.38)	—	—	(8,856)	9.54
Nondeductible compensation	1,534	6.45	872	(2.42)	300	(0.32)
Recognition of deferred tax assets and tax benefits not previously recognized	(12,396)	(52.14)	(433)	1.20	(184)	0.20
Unrecognized deferred tax asset	—	—	83,984	(232.63)	17,287	(18.63)
Deconsolidation of subsidiary	3,863	16.25	(17,506)	48.49	(3,572)	3.85
Cancellation of Debt Income	(987)	(4.15)	—	—	—	—
Other	755	3.16	1,321	(3.65)	293	(0.32)
Worthless stock deduction	(833)	(3.50)	(17,281)	47.87	—	—
	(4,008)	(16.86)	30,525	(84.52)	(55,719)	60.05
The Group is also subject to taxation in the UK, but to date, no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).

Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2024 $	2023 $
For the year ended December 31
Operating tax losses	2,621	3,849
Tax credits	238	2,425
Share-based payments	6,206	5,210
Capitalized research & development expenditures	48,904	39,422
Lease liability	4,851	5,133
Sale of future royalties	42,406	35,920
Other temporary differences	—	1,770
Deferred tax assets	105,226	93,729
Investments held at fair value	(23,565)	(53,411)
Right of use assets	(2,143)	(2,330)
Property and equipment, net	(1,235)	(1,637)
Investment in associates	(637)	(755)
Other temporary differences	(1,900)	—
Deferred tax liabilities	(29,480)	(58,133)
Deferred tax assets (liabilities), net	75,746	35,596
Deferred tax liabilities, net, recognized	—	(52,462)
Deferred tax assets (liabilities), net, not recognized	75,746	88,058
As of December 31, 2024, the Group does not have sufficient taxable temporary differences, has a history of losses and does not believe it is probable future profits will be available to support the recognition of its deferred tax assets. The unrecognized deferred tax assets of $75,746 are primarily related to capitalized research & development expenditures and deferred tax asset related to the sale of future royalties to Royalty Pharma.
Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2024 $		2023 $
For the year ended December 31
	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Deductible temporary difference	274,227	72,887	353,323	83,741
Tax losses	7,815	2,621	13,681	3,849
Tax credits	238	238	468	468
Total	282,280	75,746	367,472	88,058
Tax Losses and Tax Credits Carryforwards
Tax losses and tax credits for which no deferred tax asset was recognized are presented below:

Balance as of December 31	2024 $		2023 $

	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Tax losses expiring:
Within 10 years	1,537	416	4,741	1,284
More than 10 years	3,285	729	6,635	1,455
Available Indefinitely	2,993	1,476	2,305	1,110
Total	7,815	2,621	13,681	3,849
Tax credits expiring:
Within 10 years	44	44	43	43
More than 10 years	194	194	425	425
Available indefinitely	—	—	—	—
Total	238	238	468	468
The Group had U.S. federal net operating losses carry forwards (“NOLs”) of $7,815, $13,681 and $219,466 as of December 31, 2024, 2023 and 2022, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $2,993 which is not subject to expiration, and can be utilized up to 80% of annual taxable income. The Group had U.S. federal research and development tax credits of approximately $238, $1,396 and $4,500 as of December 31, 2024, 2023 and 2022, respectively, which are available to offset future taxes that expire at various dates through 2037. The Group also had Federal Orphan Drug credits of approximately $0 and $930 as of December 31, 2024, and 2023. A portion of these federal NOLs and credits can only be used to offset the profits from the Group’s subsidiaries who file separate federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Group had state net operating losses carry forwards (“NOLs”) of approximately $125,322, $111,446 and $71,700 for the years ended December 31, 2024, 2023 and 2022, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $0, $98 and $600 for the years ended December 31, 2024, 2023 and 2022, respectively. These NOLs and credits are subject to review and possible adjustment by state taxing authority.

Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Group has performed a Section 382 analysis through December 31, 2024. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Group’s net operating losses, which are subject to a Section 382 limitation, has been recognized in the financial statements.
Tax Balances
The tax related balances presented in the Statement of Financial Position are as follows:

For the year ended December 31	2024 $	2023 $
Income tax receivable – current	—	11,746
Income tax payable – current	(75)	—
Uncertain Tax Positions
The Group has no uncertain tax positions as of December 31, 2024. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

28.    Subsequent Events
The Group has evaluated subsequent events after December 31, 2024, up to the date of issuance, April 30, 2025, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto.