Form 20-F
period 2025-12-31
PureTech Health plc
filed 2026-04-29
CIK 1782999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Robert Lyne
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares: 241,684,038 outstanding as of December 31, 2025.
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
ii
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
—our ability to realize value from our Founded Entities, which may be impacted if we reduce our ownership to a minority interest or otherwise cede control to other investors through contractual agreements or otherwise;
—the success, cost and timing of our clinical development within our Wholly-Owned Programs and Founded Entities, including the progress of, and results from, our Wholly-Owned Programs' and Founded Entities' preclinical and clinical trials of deupirfenidone
(LYT-100) and LYT-200, our technology platforms and other potential therapeutic candidates within our Wholly-Owned Programs and therapeutic candidates being developed by our Founded Entities;
—our ability to obtain and maintain regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Wholly-Owned Programs or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates if cleared, certified, authorized or approved;
—our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Wholly-Owned Programs or our Founded Entities are designed to target;
—our plans to pursue research and development of other future therapeutic candidates;
—the potential advantages of the therapeutic candidates within our Wholly-Owned Programs and the therapeutic candidates being developed by our Founded Entities;
—the rate and degree of market acceptance and clinical utility of our therapeutic candidates;
—the success of our collaborations and partnerships with third parties;
—our estimates regarding the potential market opportunity for the therapeutic candidates within our Wholly-Owned Programs and the therapeutic candidates being developed by our Founded Entities;
—our sales, marketing and distribution capabilities and strategy;
—our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Wholly-Owned
Programs and therapeutic candidates being developed by our Founded Entities;
—our intellectual property position;
—our expectations related to the use of capital;
—our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
—the impact of government laws and regulations; and
—our competitive position.
We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements, which speak only as of the date made. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should refer to
Item 3.D - "Risk Factors" of this annual report on Form 20-F for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may undertake. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as may be required by law, we have no plans to update our forward-
looking statements to reflect events or circumstances after the date of this annual report on Form 20-F. We qualify all of our forward-
looking statements by these cautionary statements.
Additionally, certain information we may disclose (either herein or elsewhere) is informed by the expectations of various stakeholders or third-party frameworks and, as such, may not necessarily be material for purposes of our filings under U.S. federal securities laws, even if we use “material” or similar language in discussing such matters.
iii
SUMMARY OF RISK FACTORS
The risk factors described below are a summary of the principal risk factors associated with our business. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors incorporated by reference into Item 3.D –
"Risk Factors". of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.
—As of December 31, 2025, we had never generated revenue from the therapeutic candidates within our Wholly-Owned Programs, and we may never be operationally profitable.
—We may require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate certain of our therapeutic development efforts.
Certain of our Founded Entities will similarly require substantial additional funding to achieve their business goals.
—Our ability to realize value from our Founded Entities may be impacted if we reduce our ownership or otherwise cede control to other investors through contractual agreements or otherwise.
—We have limited information about and limited control or influence over our Non-Controlled Founded Entities.
—The therapeutic candidates within our Wholly-Owned Programs and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized.
—Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory clearance, authorization or approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.
—Clinical trials of our or our Founded Entities’ therapeutic candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our platform or our business.
—If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
—Use of the therapeutic candidates within our Wholly-Owned Programs or the therapeutic candidates being developed by our
Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
—Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of therapeutic candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory clearance, certification, authorization or approval and potential commercialization.
—Even if we complete the necessary preclinical studies and clinical trials, the marketing approval and certification process is expensive, time-consuming and uncertain and may prevent us from obtaining clearance, certification, authorization or approvals for the potential commercialization of therapeutic candidates.
—If we are unable to obtain regulatory clearance, certification, authorization or approval in one or more jurisdictions for any therapeutic candidates that we may identify and develop, our business could be substantially harmed.
—Certain of the therapeutic candidates being developed by us or our Founded Entities are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.
—If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any therapeutic candidates we may develop, we may not be successful in commercializing those therapeutic candidates if and when they are approved.
—If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.
—We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any therapeutic candidates we may develop and ultimately harm our financial condition.
—We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships, which could cause us to expend significant resources and give rise to substantial business risk with no assurance of financial return.
—We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.
—If we or our Founded Entities are unable to obtain and maintain sufficient intellectual property protection for our or our Founded
Entities’ existing therapeutic candidates or any other therapeutic candidates that we or they may identify, or if the scope of the intellectual property protection we or they currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize therapeutic candidates similar or identical to ours, and our ability to successfully commercialize our existing therapeutic candidates and any other therapeutic candidates that we or they may pursue may be impaired.
—We may not be able to protect our intellectual property rights throughout the world.
—Our or our Founded Entities’ proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage.
—The failure to maintain our licenses and realize their benefits may harm our business.
—If we or our Founded Entities fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we or our Founded Entities otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.
—Patent terms may be inadequate to protect our competitive position on therapeutic candidates for an adequate amount of time.
—Issued patents covering our Wholly-Owned Programs or our Founded Entities' therapeutics candidates could be found invalid or unenforceable if challenged in courts or patent offices.
iv
—If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
—We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property.
—Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business.
—Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates. Delay or failure to advance our programs could adversely impact our business.
—Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel.
—The market price of our ADSs has been and will likely continue to be highly volatile, and you could lose all or part of your investment.
—Holders of ADSs are not treated as holders of our ordinary shares.
—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
—If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
v
EXPLANATORY NOTE
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information required in this annual report on
Form 20-F for the fiscal year ended December 31, 2025 (this "annual report on Form 20-F") of PureTech Health plc (the “Company”)
set out below is being incorporated by reference from PureTech’s “Annual Report and Accounts 2025”, portions of which are included as exhibit 15.1 to this annual report on Form 20-F. Only the information set out below with specific reference to items and pages of PureTech's "Annual Report and Accounts 2025" is deemed to be filed as part of this annual report on Form 20-F. Other information contained within PureTech's "Annual Report and Accounts 2025" that is not specified, including graphs and tabular data, is not included in this annual report on Form 20-F and is not deemed to be filed as part of this annual report on Form 20-F.
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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
The information (including tabular data) set forth or referenced under the heading “Risk Factor Annex" on pages 185 to 223 of
PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the heading "History and Development of the Company" on page 184 of PureTech’s “Annual
Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results”.
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
B. BUSINESS OVERVIEW
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein:
“Highlights of the Year—2025” (for the years of 2023, 2024 and 2025) on page 1, “A Diversified Portfolio Positioned for Significant
Upside” on page 9, "Founded Entities" on pages 10 to 19, “ESG Report—Ensuring Drug Efficacy and Safety” on page 33, “Risk
Management—Risks related to regulatory approval" on page 60 and "Risk Management—Risks related to intellectual property protection" on page 62, “Financial Review—Revenue” on page 70, in each case of PureTech's "Annual Report and Accounts 2025"
included as exhibit 15.1 to this annual report on Form 20-F; and “Consolidated Statement of Comprehensive Income/(Loss),”
“Notes to the Consolidated Financial Statements—Note 3. Revenue” and “Notes to the Consolidated Financial Statements—Note
4. Segment Information,” in each case of our audited consolidated financial statements included elsewhere in this annual report on
Form 20-F. Seasonality does not materially impact the Company's main business.
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
LYT-100
In the field of idiopathic pulmonary fibrosis (IPF), there are three approved drugs, pirfenidone (Esbriet), marketed by Roche, nintedanib (Ofev), marketed by Boehringer Ingelheim, and nerandomilast (Jascayd), marketed by Boehringer Ingelheim. These drugs have varying tolerability profiles with comparable efficacy, leading to sustained unmet need for novel therapies. In May 2022, a generic version of pirfenidone was approved in the US. Generic pirfenidone is also starting to be prescribed in some EU countries.
Other potential competitive product candidates in various stages of development include, but are not limited to: United
Therapeutics’ treprostinil in Phase 3 clinical trials,  BMS’ BMS-986278 in Phase 3 clinical development, Avalyn’s AP01 which is expected to enter a Phase 2 or 3 trial Vicore Pharma’s buloxibutid in Phase 2b clinical development, Endeavor Biomedicines’
taladegib in Phase 2b clinical development, and Insilico Medicine’s rentosertib in Phase 2a clinical development.
LYT-200
We are aware of one current drug product candidate targeting galectin-9, FibroGen’s FG-3165. The FDA cleared FibroGen's
Investigational New Drug Application, or IND,  for FG-3165 in June2024 for the treatment of solid tumors. There may be other academic groups and/or companies that are involved in pre-clinical research centered around galectin-9 as a therapeutic target. In the field of acute myeloid leukemia (AML), there are several approved monotherapies for the treatment of relapse / refractory (R/R)
AML. However, these therapies are only approved for patients with specific mutations – KMT2A (revumenib), NPM1 (ziftomenib),
IDH1 or IDH2 (enasidenib, ivosidenib, olutasidenib), or FLT3 (gilteritinib). LYT-200 seeks to be the first non-targeted therapy to be approved in R/R AML. Additionally, if we are successful in developing LYT-200 as an immuno-oncology (IO) treatment we would expect to compete with currently approved IO therapies and those that may be developed in the future. Current marketed IO products include CTLA-4, such as BMS’ Yervoy, and PD-1/PD-L1, such as BMS’ Opdivo, Merck’s Keytruda and Genentech’s
Tecentriq, and T cell engager immunotherapies, such as Amgen’s Blincyto.
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
—completion of extensive preclinical laboratory tests and preclinical animal studies, certain of which must be performed in accordance with Good Laboratory Practice, or GLP, regulations and other applicable regulations;
—submission to the FDA of an IND, which must become effective before human clinical studies may begin;
—approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study may be initiated;
—performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
—preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical studies;
—potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
—a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
—satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and potential audits of selected clinical trial sites to ensure compliance with GCP; and
—FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.
An IND is a request for allowance from the FDA to administer an investigational drug product to humans. The central focus of an
IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin.
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
—Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are generally designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
—Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.
—Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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
—identification of data that would call into question the clinical relevance of previously agreed-upon efficacy endpoints;
—identification of safety concerns related to the product or its pharmacological class;
—paradigm shifts in disease diagnosis or management recognized by the scientific community and the FDA; or
—the relevant data, assumptions, or information provided by the sponsor in the SPA submission are found to be false statements or misstatements, or are found to omit relevant facts, such that the clinical relevance of critical components of trial design is called into question, or appropriate safety monitoring and human subject protection are affected.
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
After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/
or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete
Response letter, the FDA may recommend actions that the applicant might take to place a resubmitted NDA or BLA in condition for approval, including requests for additional clinical studies, or other information supporting the application. Notwithstanding the submission of any additional information or data, the FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied.
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
Regulation of Combination Products in the United States
Certain therapeutic products are comprised of multiple components, such as drug or biologic components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the
FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug or biologic component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality
Management System Regulation, or QMSR, currently applicable to medical devices.
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

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the
FDA review and approval process, such as priority review. An NDA or BLA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).
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
For purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-
threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare diseases or conditions within the meaning of the Orphan Drug Act. Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2029. Consequently, unless Congress reauthorizes the program, the sponsor of the marketing application for a drug that receives Rare Pediatric Disease Designation will only be eligible to receive a voucher if the FDA approves the product for use within the designated rare pediatric disease on or before September 30, 2029.
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
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication or use within the applicable disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity within the relevant indication or use or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs relating to the approved indication or use of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same indication or use , or the same drug or biologic for a different indication or use . Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the
FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs relating to the indication or use protected by orphan exclusivity .
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
—restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
—fines, warning letters or holds on post-approval clinical studies;
—refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
—product seizure or detention, or refusal of the FDA to permit the import or export of products;
—consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
—mandated modification of promotional materials and labeling and the issuance of corrective information;
—the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
—injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those approved by the FDA. Such off-label uses are common across medical specialties.
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
The Hatch-Waxman Act also establishes periods of non-patent regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of non-patent data exclusivity upon approval of a new drug containing new chemical entities that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement.
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
Both drugs and biological products can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of any existing periods of regulatory exclusivity or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
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
U.S. Medical Device Classification:
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a
510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s
General Controls for medical devices, which include compliance with the applicable portions of the QMSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.
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

PMA Approval Pathway
Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QMSR.
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
De novo classification process
Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-
moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the
“Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into
Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a
PMA application. Manufacturers may request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination.
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
—establishment registration and device listing with the FDA;
—QMSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
—labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
—requirements related to promotional activities;
—clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;
—medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
—correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
—the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
—post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.
Manufacturing processes for medical devices are currently required to comply with the applicable portions of the QMSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QMSR also requires, among other things, maintenance of a medical device file  and complaint files. Medical device manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QMSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
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
Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the  GLP principles, as set forth in EU Directive
2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-
labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-
operation and Development requirements.
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
The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.
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
—“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the
Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the entire territory of the EU. The centralized procedure is mandatory for certain types of products, such as (i)
medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced-therapy medicinal products, or ATMPs  (i.e. gene-therapy, somatic cell-therapy or tissue-engineered medicines) and (iv) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops).

—“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in other member states through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the concerned member states, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the member states (i.e., in the RMS and the CMSs).
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
European Pediatric Development
In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP, with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product candidate  for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even where such results are negative, the product is eligible for six months’
supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity is granted.
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
The aforementioned EU rules are generally applicable in the EEA
Regulation of Medical Devices in the European Union
In the EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices
Directive which has been repealed and replaced by the EU Medical Devices Regulation. Our Founded Entities' medical devices current certificates have been granted under the EU Medical Devices Directive whose regime is described below. In accordance with the EU Medical Devices Regulation’s  extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the
EU Medical Devices Directive prior to May 26, 2021, and (ii) legacy devices lawfully placed on the EU market after May 26, 2021 in accordance with the EU Medical Devices Regulation transitional provisions may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU Medical Devices Regulation with regard to registration of economic operators and of devices, post-market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU
Medical Devices Regulation.
In the EU, there is currently no premarket government review of medical devices. However, the EU requires that, all medical devices placed on the market in the EU must meet the safety and performance requirements laid down in Annex I to the Medical Devices
Regulation, including the requirement that a medical device must be designed and manufactured in such a way that during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and  – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The
European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that general safety and performance requirement.
Compliance with the general safety and performance requirements of the Medical Devices Regulation is a prerequisite for European conformity marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk)
classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the European Conformity, or CE mark, to the device, which allows the device to be placed on the market throughout the EU.
Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).
The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI, database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier, or UDI-DI, specific to a device, and a production identifier, or UDI-PI, to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. Certain obligations for registration in Eudamed will become applicable on May 28, 2026 (for the four first modules related to (i) economic actor,(ii) UDI/devices registrations, (iii) notified bodies and certificates, and (iv) market surveillance for the four first modules related to (i) economic actor,(ii) UDI/devices registrations, (iii) notified bodies and certificates, and (iv)
market surveillance). Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.
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
The IVDR became applicable on May 26, 2022. Following subsequent legislative changes, European institutions adopted a
“progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. Therefore, the IVDR applies since May 26, 2022, but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the EU IVDR. The IVDR among other things:
—strengthens the rules on placing devices on the market and reinforce surveillance once they are available;
—establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
—establishes explicit provisions on importers’ and distributors’ obligations and responsibilities;
—imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;
—improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;
—sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
—strengthens rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.
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
The regulation of companion diagnostics is subject to further requirements since the IVDR became applicable on May 26, 2022 but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the Regulation. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a MAA for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a national competent authorities or the EMA.
Brexit and the Regulatory Framework in the United Kingdom
Since the end of the Brexit transition period on January 1, 2021, and the implementation of the Windsor Framework on January 1,
2025, the United Kingdom, or UK, has not generally been directly subject to EU laws with respect to medicinal products.
Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, has been the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in Great Britain, or GB (England, Scotland and Wales); broadly, Northern Ireland continued to follow the EU regulatory regime.
However, on January 1, 2025, an arrangement called  the “Windsor Agreement” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes, and EU labelling and serialization requirements in relation to Northern Ireland, and introduces a UK-wide licensing process for medicinal products.
It  The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK; however, new legislation such as the (EU) CTR is not generally applicable in the UK. Whilst the EU-UK Trade and Cooperation Agreement, or TCA,
includes the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.
The UK regulatory framework in relation to clinical trials is derived from pre-existing EU legislation (as implemented into UK law, through secondary legislation). In April 2025,  the UK government adopted  the Medicines for Human Use (Clinical Trials)
Amendment Regulations.  The amendment, which will take full effect from April 2026, aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient-centered.
MAs in the UK are governed by the UK’s Human Medicines Regulations 2012.  In order to use the centralized procedure to obtain an
MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. Applications are governed by the UK’s Human Medicines Regulations 2012, and are made electronically through the MHRA Submissions Portal. The
MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. In addition, an international recognition procedure, or IRP, has applied since January 1, 2024, whereby the MHRA will have regard to decisions on the approval of MAs made by the
EMA and certain other regulators when determining an application for a new UK MA. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (i.e. the regulators in Australia, Canada, Switzerland,
Singapore, Japan, the U.S. and the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update an MA in the
UK. Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60-day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years or if there are such major objections identified or such approval has not been granted within the previous 2 years within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals. In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional 5-year renewal. Any authorization which is not followed by the actual placing of the medicinal product on the market in the UK within 3 years shall cease to be in force.
There is no pre-MA orphan designation in the UK. The MHRA reviews applications from companies for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.
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
Furthermore, on June 16, 2025,  an amendment to the UK’s Medical Devices Regulations 2002, or UK MDR, became applicable which aims to clarify and strengthen the post-market surveillance requirements for medical devices in GB. This amendment also aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. In addition, the MHRA launched a consultation between November
14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in GB, covering four topics, namely: (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the UK Conformity Assessed, or UKCA, mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4)
maintaining in UK law certain pieces of “assimilated” EU law . This consultation builds on the MHRA’s previous consultation between
September and November 2021, and the UK government’s response to that consultation which was published on June 26, 2022. On
July 22, 2025, the MHRA published a response to the consultation confirming that it will incorporate feedback to this consultation into new legislation on pre-market requirements for medical devices in GB. A draft of the new legislation is expected to be published this year and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances. Under the UK MDR, in order to be lawfully placed on the GB market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with:
(1) the EU Medical Devices Directive can continue to be placed on the GB market until the sooner of certificate expiration or June
30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the GB market until  June 30, 2030.
Similarly, under the UK MDR, in order to be lawfully placed on the GB market, class A (non-sterile) IVD MDs need to be “UKCA” self certified, and other IVDs need to be “UKCA” certified by a UK approved body. However, certain IVD MDs in compliance with:  (1)
the EU IVDD  can continue to be placed on the GB market until the sooner of certificate expiration or June 30, 2030; or (2) the EU
IVDR can continue to be placed on the GB market until June 30, 2030. On February 16, 2026, the MHRA launched a targeted consultation on proposals for recognizing such devices in GB, which will run until April 10, 2026. In particular, the consultation includes a proposal to extend the recognition of EU Medical Devices Regulation-compliant medical devices and EU IVDR-compliant
IVD MDs in GB indefinitely.
Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in
Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a

UK notified body conducts such assessment, a ‘UKNI’ mark and a CE mark are applied and the device may only be placed on the market in Northern Ireland and not the EU.
Under the UK’s Misuse of Drugs Act 1971, class A drugs are considered to be the most potentially harmful, and have the highest level of control exerted over them. Similarly, Schedule 1 of the UK’s Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use, and can only be imported, exported, produced, supplied and the like under a license issued by the UK government’s Home Office.
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
Additional Laws and Regulations Governing International Operations
Our operations are subject to global anti-corruption laws, including the UK Bribery Act 2020 (“Bribery Act”), the US Foreign Corrupt
Practices Act ("FCPA"), and other applicable laws which generally prohibit us, our employees, and intermediaries acting on our behalf from corruptly authorizing, promising, offering, or providing, directly or indirectly, anything of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also prohibits: (i)
“commercial” bribery of private parties, in addition to bribery involving domestic or foreign officials; (ii) the acceptance of bribes, as well as the giving of bribes; and (iii) “facilitation payments”, meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct that persons are already under obligations to perform. The Bribery Act also creates an offense applicable to corporate entities for failure to prevent bribery by our employees, officers, directors, and other third parties acting on our behalf, to which the only defense is to maintain “adequate procedures” designed to prevent such acts of bribery.
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
The failure to comply with laws governing international business practices may result in investigations, substantial civil and criminal fines and penalties, collateral litigation, suspension or debarment from government contracting, and other sanctions.
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
—the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, or in return for, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
—the federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or
knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.
—the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;
—the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes civil and criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
—the federal transparency requirements known as the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
—federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
—federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;
—analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers; and
—some state laws require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers, marketing expenditures, and pricing information.
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
—a covered benefit under its health plan;
—safe, effective and medically necessary;
—appropriate for the specific patient;
—cost-effective; and
—neither experimental nor investigational.
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
—created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;
—expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
—expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting
Medicaid drug rebates on outpatient prescription drug prices;
—addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
—expanded the types of entities eligible for the 340B drug discount program; and
—created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA.
On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the
Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024.  The rebate was previously capped at 100% of a drug’s average manufacturer price.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new manufacturer discounting program (which began in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has published the negotiated prices for the initial ten drugs, which went into effect in 2026, and  the subsequent 15 drugs, which will be first effective in 2027, along with the next 15 drugs that will be subject to negotiation, although the Medicare drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated.
In addition, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the
Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our ability to generate revenue, attain profitability or commercialize seralutinib.
Furthermore, the Trump administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how the Trump proposals will be implemented, the Trump policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for seralutinib. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, and published two proposed regulations in December 2025, referred to as Globe and Guard.  If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing.  Imposing a rebate in the U.S. that is based on drug prices outside the U.S. would mark a drastic and unprecedented shift in the U.S. pharmaceutical market, and while the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S.
pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-
called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.
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
Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. In the EU, pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-
effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Health Technology Assessment, or HTA, of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states
In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive
2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, certain high-risk medical devices as of 2026, orphan medicinal products as of 2028, and all other medicinal products by 2030. The
Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the
EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas.
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
—the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
—sections of the Exchange Act that impose liability for insiders who profit from trades made in a short period of time;
—the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
—Regulation FD, which regulates selective disclosures of material information by issuers.

C. ORGANIZATIONAL STRUCTURE
The information (including tabular data) set forth or referenced under the heading “Highlights of the Year—2025" on page 1 and "A
Diversified Portfolio Positioned for Significant Upside” on page 9 of PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference and "Notes to the Consolidated Financial Statements—
Note 1. Material Accounting Policies" in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
D. PROPERTY, PLANTS AND EQUIPMENT
The information (including tabular data) set forth or referenced under the headings “Notes to the Consolidated Financial
Statements—Note 13. Property and Equipment” and “Notes to the Consolidated Financial Statements—Note 23. Leases and
subleases” in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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
Our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.
The following discussion contains references to the consolidated financial statements of PureTech Health plc and its consolidated subsidiaries, or the Company or the Group. These financial statements consolidate the Company’s subsidiaries and include the
Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over the financial and operating policies. Where we have neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our consolidated financial statements, each of our Founded Entities are considered to be either a “subsidiary” or an “associate”
depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see "Note 1. Material Accounting Policies" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
A. OPERATING RESULTS
The information (including tabular data) set forth or referenced under the heading “Key Performance Indicators—2025” on page 20 of PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2025 Compared with 2024
The information (including tabular data) set forth or referenced under the heading “Financial Review” on pages 67 to 80 of
PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
2024 Compared with 2023
This information is set forth under Item 5. A. "Operating Results" of PureTech's annual report on Form 20-F for the year ended
December 31, 2024.
The information (including tabular data) set forth or referenced under the heading “Risk Management” on pages 59 to 64 of
PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. LIQUIDITY AND CAPITAL RESOURCES
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein:
"Viability" on pages 65 to 66 and "Financial Review—Cash Flow and Liquidity" on page 68 of PureTech's "Annual Report and
Accounts 2025" included as exhibit 15.1 to this annual report on Form 20-F and  “Notes to the Consolidated Financial Statements—
Note 20. Subsidiary Notes Payable”, “Notes to the Consolidated Financial Statements—Note 23. Leases and subleases”, “Notes to the Consolidated Financial Statements—Note 24. Capital and Financial Risk Management” and “Notes to the Consolidated
Financial Statements—Note 25. Commitments and Contingencies”, in each case of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
Under various license and collaboration agreements we are required to make milestone payments upon successful completion and achievement of certain intellectual property, clinical, regulatory and sales milestones. We will also be required to make royalty payments in connection with the sale of products developed under these agreements, if and when such sales occur. As of December
31, 2025, these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. We believe that the occurrence of many of these milestones is remote at this time. As of
December 31, 2025 payments in respect of developmental milestones that are dependent on events that are outside the control of the Company but are reasonably possible to occur amounted to approximately $7.1 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. We are not able to predict when and if such milestone events will occur.
Payments made to license IP represent the acquisition cost of intangible assets. For more information, see "Note 14. Intangible
Assets" to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
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

As of December 31, 2025, our off-balance sheet arrangements consist of outstanding standby letters of credit. We have no other off-
balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See “Note 15. Other Financial Assets” to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
We consider the Group's working capital to be sufficient for its present requirements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The information (including tabular data) set forth or referenced under the following headings is incorporated by reference herein:
"Overview - Giving Life To Science" on page 1 and “ESG Report - Patients—Bioethics: R&D” on page 32 of PureTech’s “Annual
Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F and "Notes to the Consolidated Financial
Statements - Note 4. Segment Information" of our consolidated financial statements included elsewhere in this annual report on
Form 20-F.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
A. DIRECTORS AND SENIOR MANAGEMENT
The information (including tabular data) set forth under the heading “Board of Directors” on pages 82 to 83, “Management team”
on page 84 and "Directors’ Report for the year ended December 31, 2025” on pages 92 to 97 in each case of PureTech’s “Annual
Report and Accounts 2025" included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
B. COMPENSATION
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein:
“Directors’ Report for the year ended December 31, 2025” on pages 92 to 97, “Directors’ Remuneration Report for the year ended
December 31, 2025” on pages 102 to 109, “Directors’ Remuneration Policy” on pages 106 to 109, “Annual Report on Remuneration”
on pages 110 to 121, in each case of PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 10 Share-based Payments” of our audited consolidated financial statements included elsewhere in this annual report. References to the term audited within the "Annual Report on
Remuneration" are not incorporated by reference within this Form 20-F.
C. BOARD PRACTICES
The information (including graphs and tabular data) set forth under the headings "Board of Directors" on pages 82 to 83 “The
Board” on pages 85 to 89, “Report of the Nomination Committee” on page 98, “Report of the Audit Committee” on pages 99 to
101, and "Directors' Remuneration Report for the year ended December 31, 2025" on pages 102 to 109 in each case of PureTech’s
“Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
D. EMPLOYEES
The information (including tabular data) set forth under the heading “ESG Report— People” on pages 34 to 38 of PureTech’s
“Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
E. SHARE OWNERSHIP
The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December
31, 2025” on pages 92 to 97 and “Annual Report on Remuneration” on pages 110 to 121, in each case of PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference. For information regarding the share ownership of our directors and executive officers, see Item 7.A - "Major Shareholders". References to the term audited within the "Annual Report on Remuneration" are not incorporated by reference within this Form 20-F.
F. DISCLOSURE OF REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.
1 Consists of 41,011,890 shares beneficially held. The address for Invesco Ltd. is c/o Invesco Ltd.,1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.
2 Consists of 15,476,552 shares beneficially held. The address for Citigroup Inc. is 388 Greenwich Street, New York, NY 10013.
3 Consists of 13,899,145 shares beneficially held. The address for Lansdowne Partners Limited is c/o 15 Davies Street, London W1K 3AG, United Kingdom.
4  Consists of 11,636,089 shares beneficially held. The address for Tang Capital Management, LLC is 4747 Executive Drive, Suite 210, San Diego, CA 92121.
5 Consists of 10,763,123 shares beneficially held. The address for Briarwood Chase Management LLC is 1350 Avenue of the Americas, Suite 3005, New York, NY 10019
6  Consists of 9,554,140 shares beneficially held. The address for Recordati S.p.A. is c/o Via Civitali, 1, 20148 Milano, Italy.
7 . Consists of an aggregate of 8,637,138 shares beneficially held. The address for Baillie Gifford & Co. is c/o Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
8 Consists of an aggregate of 114,612 shares beneficially held.
9 Consists of an aggregate of 163,081 shares beneficially held.
10 Consists of an aggregate of 79,239 shares beneficially held.
11 Consists of an aggregate of 1,382,432 shares beneficially held, split between (i) 1,303,076 shares held by the John L LaMattina Revocable Trust and (ii) 79,356 shares held by the LaMattina
Charitable Trust.
12 Consists of an aggregate of 2,820,056 ordinary shares split between shares held by Dr. Langer directly, shares held jointly with his spouse, and those held by a family trust.
13 Consists of an aggregate of 109,021 shares beneficially held.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 10, 2026 by:
—each of our directors;
—each of our executive officers; and
—each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.
The column entitled “Percentage of Shares Beneficially Owned” is based on a total of  243,418,190  ordinary shares outstanding as of April 10, 2026.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after April 10, 2026 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o PureTech Health, 6 Tide Street, Suite 400, Boston, Massachusetts 02210. The
information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. The major shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

NAME OF BENEFICIAL OWNER	PERCENTAGE OF SHARES BENEFICIALLY OWNED
3 Percent Shareholders
Invesco Ltd.[1]	16.9%
Citigroup Inc. [2]	6.4%
Lansdowne Partners Limited[3]	5.7%
Tang Capital Management, LLC[4]	4.8%
Briarwood Chase Management LLC[55]	4.4%
Recordati S.p.A Pharmaceutical Company[66]	3.9%
Baillie Gifford & Co7	3.6%

Executive Officers and Directors
Robert Lyne[8]	*
Sharon Barber-Lui.9	*
Michele Holcomb, Ph.D.[10]	*
John LaMattina, Ph.D.[11]	*
Robert Langer, Sc.D.[12]	1.2%
Kiran Mazumdar-Shaw.13	*
*Represents beneficial ownership of less than 1 percent of our outstanding ordinary shares.
We are not aware that the Company is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of the Company.
The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of
April 10, 2026, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 30% of our outstanding ordinary shares were held in the United States by approximately 52 holders of record.

The information (including graphs and tabular data) set forth under the headings “Directors’ Report for the year ended December
31, 2025—Substantial Shareholders” on page 92 and “Annual Report on Remuneration” on pages 110 to 121, in each case of
PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
Change in Ownership of Major Shareholders
To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.
B. RELATED PARTY TRANSACTIONS
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein:
headings “Directors’ Report for the year ended December 31, 2025—Related party transactions” on page 94, “Highlights of the
Year – 2025” on page 1,  "A Diversified Portfolio Positioned for Significant Upside" on page 9 and "Founded Entities" on pages 10 to 19, in each case of PureTech’s “Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F and “Notes to the Consolidated Financial Statements—Note 26. Related Parties Transactions” of our audited consolidated financial statements included elsewhere in this annual report. For information regarding transactions with our Founded Entities, see Item
10.C - "Material Contracts."
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
Legal Proceedings
As of December 31, 2025, we were not party to any material legal matters or claims, except as noted below. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows. In March 2024, a complaint was filed against the Company alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Company subsidiary based on purported terms of a contract between such individual and the Company. During the year ended
December 31, 2025, a settlement was reached, and payments in the amounts of $850 and $89 were made in June and July 2025.
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
A copy of our Articles is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to our annual report on Form 20-F for the year ended December 31, 2025.
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

Gelesis Promissory Note and Convertible Notes
On July 25, 2022, GLS issued a short-term promissory note in the aggregate principal amount of $15.0 million (the “Promissory
Note”) to us for a cash purchase price of $15.0 million as part of a series of promissory notes issued by GLS. On July 27, 2022, the
Promissory Note was amended and restated to revise certain provisions contained therein.
On February 21, 2023, we entered into a Note and Warrant Purchase Agreement (the “NPA”) with GLS, Gelesis (together with GLS, the “Notes Issuers”), Gelesis 2012, Inc. and Gelesis, LLC, as guarantors of the Convertible Notes, pursuant to which, for a cash purchase price of $5.0 million, (i) the Notes Issuers issued a short-term secured convertible note in the aggregate principal amount of $5.0 million (the “Convertible Notes” and such initial issuance, the “Initial Notes”) to us and (ii) GLS issued warrants to purchase
23,688,047 shares of common stock of GLS (the “Warrants”) to us. The Convertible Notes are guaranteed by the domestic subsidiaries of Gelesis and are secured by a first-priority lien on any and all assets of GLS, including without limitation, intellectual property, regulatory filings and product approvals, clearances and marks worldwide (other than the equity interests in Gelesis S.r.l.
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
In addition, pursuant to the NPA, we agreed, upon the request of the Notes Issuers, to purchase from the Notes Issuers an additional $5.0 million principal amount of the Convertible Notes (the “Additional Notes”), and to purchase from GLS additional
Warrants, representing warrant coverage of 170% of the principal amount of the Additional Notes, subject to certain conditions.
On May 1, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $2.0 million, an Additional Note in the aggregate principal amount of $2.0 million, and (ii) GLS issued to us a warrant to purchase 192,307,692 shares of Common Stock of GLS.
On May 26, 2023, (i) the Notes Issuers issued to us, for a cash purchase price of $0.35 million, an Additional Note in the aggregate principal amount of $0.35 million, and (ii) GLS used to us a warrant to purchase 43,133,803 shares of Common Stock of GLS.
On June 12, 2023, the Notes Issuers issued to us, for a cash purchase price of $3.0 million, an Additional Note in the aggregate principal amount of $3.0 million.
On June 28, 2023, we entered into Amendment No. 3 to the NPA with the Notes Issuers and certain of its subsidiaries, which extended the maturity date of the Convertible Notes issued pursuant to the NPA to March 31, 2024, unless earlier converted or redeemed.
On September 20, 2023, the Notes Issuers issued to us, for a cash purchase price of $1.5 million, an Additional Note in the aggregate principal amount of $1.5 million.
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
Gelesis Bankruptcy Filing
On October 30, 2023, GLS, together with its U. S. subsidiaries, Gelesis, Inc., and Gelesis, LLC, ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy
Court for the District of Delaware Case No. 23-11787. Subsequently, the Chapter 7 Trustee of GLS entered into a  sale of substantially all assets to an affiliate of Theras Group S.r.l., T-Investments S.r.l., and Andromeda Energy S.r.l. for a purchase price of
$15.0 million. The transaction closed on July 16, 2024 pursuant to a Section 363 sale process in the U.S. Bankruptcy Court for the
District of Delaware. As of December 31, 2025, a plan of distribution for the proceeds from this sale of substantially all assets has not been filed by the Chapter 7 Trustee of GLS.
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
Vedanta Note Purchase Agreement
On April 24, 2023, we entered into a Secured Convertible Promissory Note Purchase Agreement with Vedanta and other investors pursuant to which we purchased a secured convertible promissory note (the “Vedanta Note”) from Vedanta in the principal amount of $5.0 million. On August 5, 2025, the Vedanta Notes were converted to equity as part of a recapitalization and qualified equity financing of Vedanta.
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
In connection with entry into the Asset Transfer Agreement, we entered into a Transition Services Agreement with Seaport pursuant to which we will provide to Seaport certain services relating to the orderly transition and continued operation of the Transferred
Assets on a transitional basis for one year following the Seaport Closing Date (unless extended by mutual agreement of the parties or the earlier termination of all services provided under the Transition Services Agreement) in consideration of Seaport’s payment of all fees associated with the transitioned services. Subsequently, the term of the Transition Services Agreement was extended to 18 months following the Seaport Closing Date.
Seaport Stock Purchase Agreements
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
On October 18, 2024, we entered into a Series B Preferred Stock Purchase Agreement with Seaport and other investors party thereto pursuant to which we agreed to purchase an aggregate of 3,031,578 shares of Seaport’s Series B Preferred Stock at a purchase price of $4.75 per share.
Voting and Investors’ Rights Agreements
We are party to voting and investors’ rights agreements with certain of our Founded Entities as described below:
—Pursuant to an Amended and Restated Investors’ Rights Agreement, as amended, between Vedanta and certain of its investors, dated February 3, 2026, we are entitled to customary rights, including rights related to information, inspection, pre-emption, and registration. The execution of this agreement replaced and terminated the previous Amended and Restated Investors' Rights
Agreement dated August 5, 2025, which had provided PureTech with certain rights.
—Pursuant to an Amended and Restated Voting Agreement between Sonde and certain of its investors, dated May 25, 2022, we are entitled to designate one director to Sonde’s board of directors for so long as PureTech Health LLC and its affiliates continue to hold at least 1,000,000 shares of Sonde’s Series A-2 preferred stock. The execution of this agreement replaced and terminated the previous Voting Agreement dated April 9, 2019, which had provided us with equivalent rights.
—Pursuant to a Voting Agreement between Entrega and certain of its investors, dated December 18, 2017, we are entitled to designate four directors to Entrega’s board of directors.
—Pursuant to an Amended and Restated Voting Agreement between Seaport and certain investors, dated October 18, 2024, we are entitled to designate two directors to Seaport’s board of directors so long as we and our affiliates beneficially own an aggregate of at least 10,000,000 shares of the Series A-1 Preferred Stock of Seaport. The agreement also provides for drag-along rights with respect to certain sales of Seaport's capital stock. The execution of this agreement replaced and terminated the previous Voting Agreement dated April 8, 2024, which had provided us with similar rights.
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
—Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated March 1, 2023, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights
Agreement dated July 15, 2021, which had contained an equivalent restriction;
—Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
—Amended and Restated Investors’ Rights Agreement between Sonde and the investor parties named therein, dated May 25,
2022, the execution of which replaced and terminated the previous Investors' Rights Agreement dated April 9, 2019, which had contained an equivalent restriction;

—Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders
Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019, which had contained an equivalent restriction; and
—The Backstop Agreement between CPSR and us, among others, dated December 30, 2021, which provides that certain shares acquired thereunder are subject to a 180-day market stand off provision.
Other Shareholder Rights Agreements
We have certain registration rights provisions in agreements with our Founded Entities as follows:
—Amended and Restated Investors’ Rights Agreement between Vedanta, as amended, and the investor parties named therein, dated February 3, 2026, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights
Agreement dated August 5, 2025, which had provided us with similar rights;
—Investors’ Rights Agreement between Entrega and the investor parties named therein, dated December 18, 2017;
—Amended and Restated Investors’ Rights Agreement between Sonde and the investor parties named therein, dated May 25,
2022, the execution of which replaced and terminated the previous Investors' Rights Agreement dated April 9, 2019, which had provided us with similar rights ;
—Amended and Restated Registration and Stockholders Rights Agreement dated January 13, 2022 between CPSR and the stockholder parties named therein, the execution of which terminated the Ninth Amended and Restated Stockholders
Agreement between Gelesis and the stockholder parties named therein, dated December 5, 2019,which had provided us with similar rights;
—The Backstop Agreement between CPSR and us, among others, dated December 30, 2021;
—Subscription Agreement between CPSR and the investor parties thereto dated July 19, 2021;
            and
—Amended and Restated Investors’ Rights Agreement between Seaport and the investor parties thereto, dated October 18, 2024, the execution of which replaced and terminated the previous Amended and Restated Investors' Rights Agreement dated April 8,
2024, which had provided us with similar rights. The Amended and Restated Investors' Rights Agreement grants us a preemptive right to purchase our pro rata share of new securities that Seaport may propose to sell and issue, subject to certain exceptions.
We also have the right, following the completion of an initial public offering, to demand that Seaport file a registration statement or request that our shares be covered by a registration statement that Seaport is filing in certain circumstances. The agreement also provides us with certain information and inspection rights, which rights terminate upon an initial public offering or certain liquidation events.
We have certain preemptive rights of first refusal with respect to transfers of shares by other holders pursuant to the following agreements:
—Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica,
Incorporated and the investors and key holders party thereto;
—Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and between Sonde Health, Inc.
and the investors and key holders party thereto, the execution of which replaced and terminated the previous Right of First
Refusal and Co-Sale Agreement dated April 9, 2019, which had provided us with similar rights;
—Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto; and
—Amended and Restated Right of First Refusal and Co-Sale Agreement, dated October 18, 2024, by and between Seaport
Therapeutics, Inc. and the investors and key holders party thereto, the execution of which replaced and terminated the previous
Right of First Refusal and Co-Sale Agreement dated April 8, 2024, which had provided us with similar rights. The Amended and
Restated Right of First Refusal and Co-Sale Agreement grants us and certain other investors the right of first refusal to purchase and co-sale rights with respect to certain transfers.
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
—this summary only applies to an absolute beneficial owner of an ordinary share or ADS and any dividend paid in respect of the ordinary share where the dividend is regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);
—this summary: (a) only addresses the principal U.K. tax consequences for an investor who holds an ordinary share or ADS as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds an ordinary share or ADS otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the an ordinary share or ADS by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of an ordinary share or ADS), an interest of 10 percent or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.
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
All dividends received by a UK Holder from the Company or from other sources will form part of the UK Holder’s total income for UK income tax purposes and will constitute the top slice of that income. The rate of U.K. income tax that is chargeable on dividends received in the tax year 2026/2027 by (i) an additional rate taxpayer is 39.35 percent, (ii) a higher rate taxpayer is 35.75 percent, and
(iii) a basic rate taxpayer is 10.75 percent. A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual U.K. Holder in a tax year.
Corporation Tax
A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments, provided the dividends qualify for exemption (which is likely) and certain conditions are met (including anti-
avoidance conditions). If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of a dividend. If potential investors are in any doubt as to their position, they should consult their own professional advisers.
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
Taxation of Disposals
U.K. Holders
A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2026/2027 tax year is £3,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 24 percent. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 18 percent save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 24 percent.
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
General
Issue of Ordinary Shares or ADSs
The issue of an ordinary share or ADS does not give rise to a stamp duty or SDRT liability.
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
Depositary Receipt Systems and Clearance Services
No SDRT or stamp duty is  payable when shares are issued  to a clearance service or depositary receipt system.
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
With effect from January1,2024, the Finance Act 2024 introduced new legislation containing exemptions to the 1.5% stamp duty and
SDRT charges on the transfer of shares into clearance services or depositary receipt issuers. These exemptions from the 1.5%
charges include exemptions for (i) transfers of shares into clearance services or depositary receipt issuers where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), and (ii) transfers of shares into clearance services or depositary receipt issuers where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognized stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers.
Shareholders who hold their shares in certificated form should take note that future transfers of such shares into a clearance service or to a depositary receipt issuer may not benefit from these exemptions and may be subject to a 1.5% charge.
Accordingly, specific professional advice should be sought in relation to the application of the 1.5% stamp duty or SDRT charge.
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
The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S.
Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue
Service (the "IRS"), and judicial decisions, in each case as available on the date of this annual report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
—U.S. expatriates and former citizens or long-term residents of the United States;
—banks or other financial institutions;
—insurance companies;
—dealers or traders in securities, currencies, or notional principal contracts;
—tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;
—regulated investment companies or real estate investment trusts;
—“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;
—persons who have elected to mark securities to market;
—tax-exempt organizations or governmental organizations;
—persons that hold our ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
—partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
—"controlled foreign corporations," "foreign controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;
—persons who acquired our ordinary shares or ADSs as compensation for the performance of services;
—“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
—holders that own (or are deemed to own) 10 percent or more of our ordinary shares or ADSs, by vote or value; and
—U.S. Holders that have a “functional currency” other than the U.S. dollar.
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
—an individual who is either a citizen or resident of the United States;
—a corporation created or organized in or under the laws of the United States, any state of the United States or the District of
Columbia;
—an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
—a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more
"United States persons" (within the meaning of Section 7701(a)(3) of the Code)  have the authority to control all of the substantial decisions of such trust or (2) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a
United States person for U.S. federal income tax purposes.
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
Treatment of the Company as a Domestic Corporation for U.S. Federal Income Tax Purposes
Even though we are incorporated under the laws of England and Wales, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes. This has implications for all shareholders; we are subject to U.S. federal income tax as if we were a U.S. corporation, and distributions made by us are generally treated as U.S.-source as described below and generally subject to U.S. dividend withholding tax to the extent treated as a dividend, as described below.
U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares or ADSs, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs (or engage in any transactions treated as distributions for U.S.
federal income tax purposes), such distributions will be treated as U.S.-source dividends includible in the gross income of a U.S.
Holder as ordinary income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds tour current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as gain from the sale of such ordinary shares or ADSs. Subject to applicable limitations and requirements, dividends received on the ordinary shares or ADSs generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by us to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met.
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
Information Reporting And Backup Withholding
Payments of distributions on or proceeds arising from the sale or other taxable disposition of ordinary shares or ADSs generally will be subject to information reporting, and they may be subject to backup withholding, if a U.S. Holder (i) fails to furnish such U.S.
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
Non-U.S. Holders
Distributions
As described in the section entitled “Dividend Distribution Policy,” we have never declared or paid any dividends on our ordinary shares or ADSs, though we may consider doing so in the future depending on the progression of our business. If we do make distributions of cash or property on our ordinary shares or ADSs (or engage in any transactions treated as distributions for U.S.
federal income tax purposes), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S.
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
—the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
—the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
—our ordinary shares or ADSs constitutes  U.S. real property interests (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
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
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign
Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other
non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed U.S. Treasury
Regulations discussed below) gross proceeds from the sale or other disposition of, our ordinary shares or ADSs paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any
“substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United
States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.  If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our ordinary shares or ADSs.  While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury Regulations eliminate
FATCA withholding on payments of gross proceeds entirely.  Taxpayers generally may rely on these proposed U.S. Treasury
Regulations until final U.S. Treasury Regulations are issued.
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
The information (including graphs and tabular data) set forth under the following headings is incorporated by reference herein:
“Quantitative and Qualitative Disclosures about Financial Risks” on page 79 of PureTech’s “Annual Report and Accounts 2025”
included as exhibit 15.1 to this annual report on Form 20-F and in “Financial Statements—Notes to the Consolidated Financial
Statements—Note 24. Capital and Financial Risk Management” in the audited consolidated financial statements included elsewhere
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
— Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)
Up to U.S.$0.05 per ADS issued

—Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled

—Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

—Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

—Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

—ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary bank

—Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

—Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted
ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:
—taxes (including applicable interest and penalties) and other governmental charges;
—the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
—certain cable, telex and facsimile transmission and delivery expenses;
—the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
—the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
—the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
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
A. Disclosure Controls and Procedures
Disclosure controls and procedures,  as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management of the Group, including our Chief Executive
Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Because of its inherent limitations, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31,
2025. Based on such evaluation, our Chief Executive Officer and principal financial officer have concluded that, as of December 31,
2025, our disclosure controls and procedures were effective at the reasonable assurance level.
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)):
—Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
—Management, including our Chief Executive Officer and principal financial officer, conducted an evaluation of the effectiveness of
Group's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO);
—Based on their assessment under these criteria, our management has concluded that as of December 31, 2025, the Group's internal control over financial reporting was effective.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Group's internal control over financial reporting as of December 31, 2025 has been audited by
PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item
18 - "Financial Statements".
D. Changes in Internal Control Over Financial Reporting
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
disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. We granted no waivers under our
Code of Business Conduct and Ethics in 2025.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed to us for professional services rendered by PricewaterhouseCoopers LLP in
2024 and 2025.

For the years ending December 31,	2025 $000s	2024 $000s
Audit fees	2,572	2,843
Audit-related fees	—	—
Tax fees	—	—
All other fees*	6	6
Total	2,578	2,848
*”All other fees” represents non-audit fees in connection with access to the PricewaterhouseCoopers LLP on-line accounting research and disclosure database.
The information set forth or referenced under the heading “Report of the Audit Committee” on pages 99 to 101 of PureTech’s
“Annual Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-
approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to  PricewaterhouseCoopers LLP were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

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
The information (including tabular data) set forth or referenced under the headings “Directors’ Report for the year ended
31 December 2025—Compliance with the UK Corporate Governance Code” (first paragraph only) on page 93 of PureTech’s “Annual
Report and Accounts 2025” included as exhibit 15.1 to this annual report on Form 20-F is incorporated by reference.
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
—We do not follow Nasdaq’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law. In accordance with generally accepted business practice, our articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
—We do not follow Nasdaq’s requirements that independent directors have regularly scheduled meetings at which only independent directors are present. Under U.K. law the independent directors may choose to meet in executive session at their discretion.
—We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities.
—We do not follow Nasdaq’s requirements with respect to review and approval of related party transactions. We will follow U.K.
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
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit liability under
Section 16 of the  Exchange Act. They are, however, subject to the obligations to file public reports of their share ownership and trading activities under Section 16 of the Exchange Act, subject to any available exemption, and  report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted a Securities Dealing Code, which applies to all of our directors, officers, employees and other covered persons, governing the purchase, sale, and other dispositions of our securities. We believe our Securities Dealing Code is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us.
A copy of our Securities Dealing Code is filed as Exhibit 11.1 to this annual report on Form 20-F.

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
Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.
Key elements of our cybersecurity risk management program include but are not limited to the following:
—risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
—a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and
(3) our response to cybersecurity incidents;
—the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
—cybersecurity awareness training of our employees, including incident response personnel, and senior management, including phishing training courses designed to educate users on detecting malicious emails;
—a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
—use of a Digital Forensics and Incident Response team provided by our external IT service provider as needed; and
—an internal risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threat that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial conditions. For more information, see the section titled “Risk Factor— Cyberattacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.”
Cybersecurity Governance
Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee)
oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.
The Committee receives reports at least annually from management on our cybersecurity risks. In addition, management updates the Committee,where it deems appropriate, regarding any cybersecurity incidents it considers to be significant or potentially significant. The full Board also periodically receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Vice President of IT, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.
Our management team, including our Vice President of IT who serves as our Information Security Officer, has a combined 30+ years of risk management experience and is responsible for assessing and managing our material risks from cybersecurity threats. Our
Vice President of IT brings 20+ years of experience, including serving as lead of all aspects of IT strategy at similar Boston-area biopharma companies. Based on the Vice President of IT's extensive background, he counsels the management team on IT risks and leads the overall function. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes experience managing IT programs as well as various certifications, such as the Information Systems Security
Professional certification, and Certified Cloud Security Professionalism certification.
Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our information technology environment.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable

ITEM 18.	FINANCIAL STATEMENTS
See pages F-1 through F-54 of this annual report on Form 20-F.
Seaport Therapeutics, Inc. was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal year ended
December 31, 2025. As such, the financial statements and related notes of Seaport Therapeutics, Inc. required by Rule 3-09 of
Regulation S-X are provided as Exhibit 99.1 to this annual report.

ITEM 19.	EXHIBITS
The Exhibits listed in the below Exhibit Index are filed as Exhibits to this annual report on Form 20-F.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the Registrant	20FR12B	001-39670	3.1	10/27/2020
2.1	Deposit Agreement dated as of November 11, 2020, by and among the Registrant, Citibank N.A. and the holders of beneficial holders of American Depository Shares thereunder	20-F	001-39670	2.1	4/15/2021
2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3	Description of Registrant’s Securities	20-F	001-39670	2.3	4/26/2022
4.1#	2015 Performance Share Plan	20FR12B	001-39670	10.1	10/27/2020
4.2#	2023 Performance Share Plan	20-F	001-39670	4.2	4/25/2024
4.3#	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.2	10/27/2020
4.4#	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20FR12B	001-39670	10.3	10/27/2020
4.5#	Form of Restricted Share Units Agreement under the Performance Share Plan	20FR12B	001-39670	10.4	10/27/2020
4.6	Lease Agreement, dated as of August 10, 2018, by and between the Registrant and RBK I TENANT, LLC	20FR12B	001-39670	10.5	10/27/2020
4.7#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers	20FR12B	001-39670	10.6	10/27/2020
4.8†	Asset Purchase Agreement, dated July 15, 2019, by and between Auspex Pharmaceuticals, Inc. and PureTech Health LLC	20FR12B	001-39670	10.7	10/27/2020
4.9†	Royalty Agreement, dated as of July 23, 2013, by and between PureTech Ventures LLC and Follica, Incorporated	20FR12B	001-39670	10.8	10/27/2020
4.10	Royalty and Sublicense Income Agreement, dated as of December 18, 2009, as amended on June 28, 2012, by and between PureTech Ventures LLC, Gelesis, Inc. and Gelesis LP	20FR12B	001-39670	10.9	10/27/2020
4.11†	Exclusive Patent License Agreement, dated as of March 4, 2011, as amended on February 1, 2013 and February 25, 2015, by and between PureTech Ventures LLC and Karuna Pharmaceuticals, Inc.	20FR12B	001-39670	10.10	10/27/2020
4.12†	Ninth Amended and Restated Registration Rights Agreement, dated December 5, 2019, between Gelesis, Inc. and the stockholders party thereto	20FR12B	001-39670	10.12	10/27/2020
4.13†	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 19, 2019, by and among Follica, Incorporated and the investors and key holders party thereto	20FR12B	001-39670	10.18	10/27/2020
4.14†	Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and between Vor Biopharma Inc. and the investors party thereto	20FR12B	001-39670	10.21	10/27/2020
4.15†	Amended and Restated Voting Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the stockholders party thereto	20-F	001-39670	4.15	4/25/2024
4.16†	Amended and Restated Investors' Rights Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors party thereto	20-F	001-39670	4.16	4/25/2024
4.17†	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 25, 2022, by and among Sonde Health, Inc. and the investors and key holders party thereto	20-F	001-39670	4.17	4/25/2024
4.18†	Voting Agreement, dated December 18, 2017, between Entrega, Inc. and the stockholders party thereto	20FR12B	001-39670	10.26	10/27/2020
4.19†	Investors’ Rights Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors party thereto	20FR12B	001-39670	10.27	10/27/2020

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	INCORPORATION BY REFERENCE
		Schedule/Form	File Number	Exhibit	File Date
4.20†	Right of First Refusal and Co-Sale Agreement, dated December 18, 2017, by and between Entrega, Inc. and the investors and key holders party thereto	20FR12B	001-39670	10.28	10/27/2020
4.21†	Research and License Agreement, dated March 6, 2017, as amended on April 23, 2018, August 6, 2018, May 31, 2019, and July 22, 2020 between PureTech LYT, Inc. and New York University	20FR12B	001-39670	10.29	10/27/2020
4.22+	Amended and Restated Registration and Stockholder Rights Agreement, dated January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto	8-K	001-39362	10.2	1/20/2022
4.23†	Amended and Restated Investors' Rights Agreement, dated March 1, 2023 by and among Vedanta Biosciences, Inc. and the investors and noteholders party thereto	20-F	001-39670	4.25	4/25/2024
4.24	Form of Subscription Agreement	S-4	333-258693	10.2	8/10/2021
4.25	Form of Promissory Note of Gelesis Holdings, Inc.	8-K	001-39362	10.1	7/29/2022
4.26+	Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC	8-K	001-39362	10.1	2/23/2023
4.27†+	Royalty Purchase Agreement, dated as of March 22, 2023, by and between PureTech Health LLC and Royalty Pharma Investments 2019 ICAV	20-F	001-39670	4.36	04/25/2024
4.28	Form of Secured Subordinated Convertible Promissory Note of Vedanta Biosciences, Inc.	20-F	001-39670	4.37	4/25/2024
4.29+	Asset Transfer Agreement, dated April 8, 2024, by and among Seaport Therapeutics Inc., PureTech Health LLC, and PureTech LYT Inc.	S-1/A 1	333-294976	10.14	4/27/2026
4.30+	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated as of October 18, 2024.	S-1/A 1	333-294976	4.2	4/27/2026
8.1	Subsidiaries of PureTech Health plc	20FR12B	001-39670	21.1	10/27/2020
11.1	Securities Dealing Code	20-F	001-39670	11.1	4/30/2025
12.1*	Certification by the Principal Executive and Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive and Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1***	Annual Report and Accounts 2025
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-39670	97.1	4/25/2024
99.1*
Seaport Therapeutics, Inc. and subsidiaries
Consolidated Financial Statements as of December
31, 2025 and 2024, for the period from October 18,
2024 to December 31, 2024 and for the years
ended December 31, 2025 and 2024

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
* Filed herewith.
**Furnished herewith.
*** Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this annual report on Form 20-F, as specified elsewhere in this annual report on Form 20-F. With the exception of the items and pages so specified, the "Annual Report and Accounts
2024" is not deemed to be filed as part of this annual report on Form 20-F.
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
Date: April 29, 2026

PURETECH HEALTH PLC

By:	/s/ Robert Lyne
Name: Robert Lyne
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PureTech Health plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of PureTech Health plc and its subsidiaries (the
"Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes
(collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards
Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in
Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.
Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Valuation of the Company’s investment in the Convertible Preferred Shares of Seaport Therapeutics, Inc.
As described in Notes 5 and 19 to the consolidated financial statements, the Company has an investment in Seaport Therapeutics,
Inc. (“Seaport”) through its ownership of Seaport’s Series A-1, A-2 and B convertible preferred shares (the “Preferred Shares”)
measured at a fair value of $236 million as of December 31, 2025. The fair value of the Preferred Shares is determined by management using a valuation model that utilizes both the market backsolve and probability weighted expected return method.
The valuation of this investment is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, which have a significant effect on the valuation. The significant assumptions used by management in the valuation include the equity value of Seaport and the probability of Seaport entering into an initial public offering.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s investment in the Preferred Shares of Seaport is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Preferred Shares; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions related to the equity value of Seaport and the probability of Seaport entering into an initial public offering; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Preferred Shares of Seaport, including controls over the method, significant assumptions, and underlying data.
These procedures also included, among others (i) testing management’s process for determining the fair value of the Preferred
Shares; (ii) evaluating the appropriateness of the valuation method; (iii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the equity value of Seaport and the probability of Seaport entering into an initial public offering. Evaluating management’s assumption related to the probability of Seaport entering into an initial public offering involved evaluating whether the assumption used by management was reasonable considering the consistency with internal and external market data.
Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market backsolve and probability-weighted expected return method and (ii) the reasonableness of the equity value assumption.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 29, 2026
We have served as the Company’s auditor since 2023.

Consolidated Statement of Comprehensive Income/(Loss)
For the years ended December 31

	Note	2025 $000s	2024 $000s	2023 $000s
Contract revenue	3	4,659	4,315	750
Grant revenue	3	—	513	2,580
Total revenue		4,659	4,828	3,330
Operating expenses:
General and administrative expenses	9	(46,618)	(71,469)	(53,295)
Research and development expenses	9	(56,567)	(69,454)	(96,235)
Operating income/(loss)		(98,527)	(136,095)	(146,199)
Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	8	—	151,808	61,787
Gain/(loss) on investments held at fair value	5	38,485	(2,398)	77,945
Realized gain/(loss) on sale of investments	5	375	151	(122)
Gain/(loss) on investments in notes from associates	7	(3,628)	13,131	(27,630)
Other income/(expense)		1,331	961	(908)
Other income/(expense)		36,564	163,652	111,072
Finance income/(costs):
Finance income	11	13,048	22,669	16,012
Finance costs – contractual	11	(1,876)	(1,731)	(3,424)
Finance income/(costs) – fair value accounting	11	—	(8,108)	2,650
Finance costs – non-cash interest expense related to sale of future royalties	11, 18	(43,908)	(8,058)	(10,159)
Net finance income/(costs)		(32,735)	4,773	5,078
Share of net income/(loss) of associates accounted for using the equity method	6	(17,928)	(8,754)	(6,055)
Gain/(loss) on dilution of ownership interest in associates	6	1,699	199	—
Income/(loss) before taxes		(110,927)	23,774	(36,103)
Tax benefit/(expense)	27	842	4,008	(30,525)
Income/(loss) for the year		(110,084)	27,782	(66,628)
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Equity-accounted associates – share of other comprehensive income/(loss)		—	—	92
Total other comprehensive income/(loss)		—	—	92
Total comprehensive income/(loss) for the year		(110,084)	27,782	(66,535)
Income/(loss) attributable to:
Owners of the Group		(109,739)	53,510	(65,697)
Non-controlling interests		(345)	(25,728)	(931)
		(110,084)	27,782	(66,628)
Comprehensive income/(loss) attributable to:
Owners of the Group		(109,739)	53,510	(65,604)
Non-controlling interests		(345)	(25,728)	(931)
		(110,084)	27,782	(66,535)
		$	$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	12	(0.46)	0.21	(0.24)
Diluted earnings/(loss) per share	12	(0.46)	0.21	(0.24)
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position
As of  December 31,

	Note	2025 $000s	2024 $000s
Assets
Non-current assets
Property and equipment, net	13	5,202	7,069
Right of use asset, net	23	6,297	8,061
Intangible assets, net	14	601	601
Investments held at fair value	5	217,426	191,426
Investment in associates – equity method	6	—	2,397
Investment in notes from associates, non-current	7	—	6,350
Other non-current assets		165	475
Total non-current assets		229,692	216,379
Current assets
Trade and other receivables	24	1,758	1,522
Income tax receivable		6,372	—
Prepaid expenses		6,576	4,404
Other financial assets	15	1,596	1,642
Investment in notes from associates, current	7	11,417	11,381
Short-term investments	24	24,829	86,666
Cash and cash equivalents	24	252,470	280,641
Total current assets		305,018	386,256
Total assets		534,710	602,635
Equity and liabilities
Equity
Share capital		4,860	4,860
Share premium		290,262	290,262
Treasury stock		(41,154)	(46,864)
Merger reserve		138,506	138,506
Translation reserve		182	182
Other reserve	16	(3,352)	(4,726)
Retained earnings/(Accumulated deficit)		(77,231)	32,486
Equity attributable to the owners of the Group		312,073	414,707
Non-controlling interests	21	(6,397)	(6,774)
Total equity		305,676	407,933
Non-current liabilities
Sale of future royalties liability, non-current	18	170,422	136,782
Lease liability, non-current	23	11,087	14,671
Liability for share-based awards	10	1,217	1,861
Total non-current liabilities		182,726	153,314
Current liabilities
Lease liability, current	23	3,584	3,579
Trade and other payables	22	23,185	27,020
Sale of future royalties liability, current	18	13,247	6,435
Tax liability, current	27	1,208	75
Notes payable	20	4,916	4,111
Preferred share liability	17, 19	169	169
Total current liabilities		46,309	41,388
Total liabilities		229,034	194,702
Total equity and liabilities		534,710	602,635
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 29, 2026 and signed on its behalf by:
Robert Lyne
Chief Executive Officer
April 29, 2026
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity
For the years ended December 31

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non- controlling interests $000s	Total Equity $000s
Balance January 1, 2023		289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589
Net income/(loss)		—	—	—	—	—	—	—	—	(65,697)	(65,697)	(931)	(66,628)
Other comprehensive income/(loss), net		—	—	—	—	—	—	92	—	—	92	—	92
Total comprehensive income/(loss)		—	—	—	—	—	—	92	—	(65,697)	(65,604)	(931)	(66,535)
Deconsolidation of Subsidiary	8	—	—	—	—	—	—	—	—	—	—	(9,085)	(9,085)
Exercise of stock options	10	306,506	6	638	239,226	530	—	—	(22)	—	1,153	—	1,153
Purchase of Treasury stock	16	—	—	—	(7,683,526)	(19,650)	—	—	—	—	(19,650)	—	(19,650)
Equity-settled share- based awards	10	—	—	—	—	—	—	—	3,348	—	3,348	277	3,625
Expiration of share options in subsidiary	10	—	—	—	—	—	—	—	1,458	—	1,458	(1,458)	—
Settlement of restricted stock units		—	—	—	425,219	986	—	—	156	—	1,142	—	1,142
Other		—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2023		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232
Net income/(loss)		—	—	—	—	—	—	—	—	53,510	53,510	(25,728)	27,782
Total comprehensive income/(loss)		—	—	—	—	—	—	—	—	53,510	53,510	(25,728)	27,782
Deconsolidation of Subsidiary	8	—	—	—	—	—	—	—	—	—	—	7,430	7,430
Exercise of stock options	10	—	—	—	412,729	1,041	—	—	(146)	—	895	—	895
Repurchase and cancellation of ordinary shares from Tender Offer	16	(31,540,670)	(600)	—	—	—	—	—	600	(104,844)	(104,844)	—	(104,844)
Purchase of Treasury stock	16	—	—	—	(1,903,990)	(4,791)	—	—	—	—	(4,791)	—	(4,791)
Equity-settled share- based awards expense	10	—	—	—	—	—	—	—	4,569	—	4,569	17,372	21,941
Settlement of restricted stock units	10	—	—	—	599,512	1,512	—	—	(211)	—	1,301	—	1,301
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1	—	1	(1)	—
Other		—	—	—	—	—	—	—	—	—	—	(12)	(12)
Balance December 31, 2024		257,927,489	4,860	290,262	(18,506,177)	(46,864)	138,506	182	(4,726)	32,486	414,707	(6,774)	407,933
Net income/(loss)		—	—	—	—	—	—	—	—	(109,739)	(109,739)	(345)	(110,084)
Total comprehensive income/(loss)		—	—	—	—	—	—	—	—	(109,739)	(109,739)	(345)	(110,084)
Exercise of stock options	10	—	—	—	65,000	164	—	—	(58)	—	106	—	106
Equity-settled share- based awards expense	10	—	—	—	—	—	—	—	6,338	—	6,338	758	7,095
Settlement of restricted stock units	10	—	—	—	2,197,726	5,544	—	—	(4,942)	—	603	—	603
Expiration of share options in subsidiary		—	—	—	—	—	—	—	36	—	36	(36)	—
Other		—	—	—	—	1	—	—	—	22	23	—	23
Balance December 31, 2025		257,927,489	4,860	290,262	(16,243,451)	(41,154)	138,506	182	(3,352)	(77,231)	312,073	(6,397)	305,676
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31

	Note	2025 $000s	2024 $000s	2023 $000s
Cash flows from operating activities:
Income/(loss) for the year		(110,084)	27,782	(66,628)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:
Non-cash items:
Depreciation and amortization		3,348	3,571	4,933
Share-based compensation expense	10	8,222	22,850	4,415
(Gain)/loss on investment held at fair value	5	(38,485)	2,398	(77,945)
Realized (gain)/loss on sale of investments	5	(375)	(151)	265
Gain on dilution of ownership interest in associates	6	(1,699)	(199)	—
Gain on deconsolidation of subsidiary	8	—	(151,808)	(61,787)
Share of net (gain)/loss of associates accounted for using the equity method	6	17,928	8,754	6,055
(Gain)/loss on investments in notes from associates	7	3,628	(13,131)	27,630
(Gain)/loss on disposal of assets		(93)	14	318
Impairment of fixed assets		112	226	1,260
Income taxes expense/(benefit)	27	(842)	(4,008)	30,525
Finance (income)/costs, net	11	32,735	(4,773)	(5,078)
Changes in operating assets and liabilities:
Trade and other receivables		(236)	629	9,750
Prepaid expenses and other financial assets		(1,862)	(1,262)	2,834
Deferred revenue		—	—	(283)
Trade and other payables	22	(1,025)	(9,695)	3,844
Other		—	92	1,374
Income taxes paid		(5,503)	(37,913)	(150)
Interest received		13,621	23,547	14,454
Interest paid		(4,521)	(1,295)	(1,701)
Net cash provided by (used in) operating activities		(85,131)	(134,369)	(105,917)
Cash flows from investing activities:
Purchase of property and equipment	13	(6)	(11)	(70)
Proceeds from sale of property and equipment		269	255	865
Purchases of intangible assets		—	—	(175)
Investment in preferred shares held at fair value	5, 17	(888)	(14,400)	—
Sale of investments held at fair value	5	2,753	298,109	33,309
Investment in convertible notes from associates	7	(150)	—	(16,850)
Short-term note to associate		—	(660)	—
Repayment of short-term note from associate		—	660	—
Cash derecognized upon loss of control over subsidiary	8	—	(91,570)	(13,784)
Purchases of short-term investments		(84,049)	(308,942)	(178,860)
Proceeds from maturity of short-term investments		145,310	357,447	244,556
Other		50	—	—
Net cash provided by (used in) investing activities		63,288	240,888	68,991
Cash flows from financing activities:
Receipts from Royalty Purchase Agreement	18	—	25,000	100,000
Issuance of subsidiary preferred shares	17	—	68,100	—
Payment of lease liability	23	(3,579)	(3,394)	(3,338)
Exercise of stock options		106	895	1,153
Repurchase of ordinary shares from Tender Offer, including associated costs	16	(2,053)	(102,768)	—
Payments of withholding taxes in connection with stock-based awards		(801)	—	—
Purchase of treasury stock	16	—	(4,791)	(19,650)
Other		—	—	(23)
Net cash provided by (used in) financing activities		(6,328)	(16,958)	78,141
Net increase (decrease) in cash and cash equivalents		(28,171)	89,560	41,215
Cash and cash equivalents at beginning of year		280,641	191,081	149,866
Cash and cash equivalents at end of year		252,470	280,641	191,081
Supplemental disclosure of non-cash investment and financing activities:
Purchase of intangible assets not yet paid in cash		—	—	25
Cost associated with Tender Offer not yet paid in cash		—	2,076	—
Settlement of restricted stock units through issuance of equity		1,404	1,301	1,142
Conversion of note receivable from associate into preferred shares		2,836	—	—
The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements (Amounts in thousands, except share and per share data, or exercise price and conversion price)

1.	Material Accounting Policies
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
Basis of Presentation
The consolidated financial statements of the Group (the "Consolidated Financial Statements") are presented as of December 31,
2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023. The Consolidated Financial Statements have been approved by the Directors on April 29, 2026, and are prepared in accordance with IFRS Accounting Standards as issued by the the
International Accounting Standards Board ("IASB").
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
Basis of Measurement
The Consolidated Financial Statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, investments in notes from associates and preferred share liabilities.
Use of Judgments and Estimates
In preparing the Consolidated Financial Statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis.
Significant estimation is applied in determining the following:
—Financial instruments (see Note 19. Financial Instruments): In accordance with IFRS 9, Financial Instruments ("IFRS 9"), the Group carries certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss ("FVTPL").
Valuation of the aforementioned financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the equity value of an entity and the probability of entering into an initial public offering.
Significant judgement is also applied in determining the following:
—Whether financial instruments should be classified as liability or equity (see Note 17. Subsidiary Preferred Shares). The judgement includes an assessment of whether the financial instruments include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether those obligations could be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.
Further information about these critical judgments and estimates is included below under Financial Instruments.
—Whether the power to control investees exists (see Note 5. Investments Held at Fair Value, Note 6. Investments in Associates and
Note 8. Gain/(loss) on Deconsolidation of Subsidiary and accounting policy with regard to Subsidiaries below). The judgement includes an assessment of whether the Group has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of its own returns. The
Group considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, and investee dependence on the Group. If the power to control the investee exists, it consolidates the financial statements of such investee in the Consolidated Financial Statements of the Group.
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
—Whether the Group has significant influence over financial and operating policies of investees in order to determine if the Group should account for its investment as an associate based on IAS 28 Investments in Associates and Joint Ventures ("IAS 28") or a
financial instrument based on IFRS 9 (refer to Note 5. Investments Held at Fair Value and Note 6. Investments in Associates). This
judgement includes, among others, an assessment whether the Group has representation on the board of directors of the investee, whether the Group participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Group and the investee.

1.	Material Accounting Policies continued
—Upon determining that the Group does have significant influence over the financial and operating policies of an investee, if the
Group holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of
IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Group and whether such financial instrument provides access to returns underlying an ownership interest.
—When the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests ("LTI") for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments. After considering the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-
term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, the Group concluded that such investment was considered a long-term interest.
—In determining the appropriate accounting treatment for the Royalty Purchase Agreement during 2023, management applied significant judgement (refer to Note 18. Sale of Future Royalties Liability).
As of December 31, 2025, the Group had cash and cash equivalents of $252,470 and short-term investments of $24,829. Considering the Group’s financial position as of December 31, 2025, and its principal risks and opportunities, the Group prepared a going concern analysis covering a period of at least the twelve-month period from the date of signing the Consolidated Financial
Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. The Board of Directors believe the Group and the Parent is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial
Statements. Accordingly, the Board of Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements.
Basis of consolidation
The Consolidated Financial Statements as of December 31, 2025 and 2024, and for each of the years ended December 31, 2025,
2024 and 2023, comprise PureTech Health plc and its consolidated subsidiaries. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
Subsidiaries
As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint board of directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the Consolidated
Financial Statements from the date that control commences until the date that control ceases. Losses applicable to the non-
controlling interests ("NCI") in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.
A list of all current and former subsidiaries organized with respect to classification as of December 31, 2025, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2025, 2024 and 2023, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

1.	Material Accounting Policies continued

	Voting percentage at December 31, through the holdings in
	2025		2024		2023
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies
Gallop Oncology, Inc. (Indirectly Held through PureTech LYT) [1,2]	100.0	—	100.0	—	N/A	N/A
Entrega, Inc. (indirectly held through Enlight)[2]	—	77.3	—	77.3	—	77.3
PureTech LYT, Inc. (formerly Ariya Therapeutics, Inc.)[2]	—	100.0	—	100.0	—	100.0
PureTech LYT 100, Inc.[2]	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Deconsolidated former subsidiary operating companies
Sonde Health, Inc.[2,4,6]	—	40.2	—	40.2	—	40.2
Akili Interactive Labs, Inc.[2,5,6]	—	—	—	—	14.6	—
Gelesis, Inc. [2,8]	—	—	—	—	—	—
Seaport Therapeutics, Inc. 1, 2, [4,6]	0.8	42.1	0.8	42.1	N/A	N/A
SPTX, Inc. (held Indirectly through Seaport) 1, 2, [4,6]	0.8	42.1	0.8	42.1	N/A	N/A
Karuna Therapeutics, Inc.[2,5,6]	—	—	—	—	2.3	—
Vedanta Biosciences, Inc.[2,4,6]	0.2	4.8	—	46.9	—	47.0
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[2,4,6]	0.2	4.8	—	46.9	—	47.0
Vor Biopharma Inc.[2,5,6]	—	—	2.1	—	3.9	—
Non-trading holding companies
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2,7]	—	—	—	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	100.0	—
Inactive subsidiaries
Alivio Therapeutics, Inc.[2]	—	100.0	—	100.0	—	100.0
Appeering, Inc.[2,7]	—	—	—	—	—	100.0
Commense Inc.[2,7]	—	—	—	—	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[2,7]	—	—	—	—	57.7	28.3
Follica, LLC [2]	28.7	56.7	28.7	56.7	28.7	56.7
Knode Inc. (indirectly held through Enlight)[2,7]	—	—	—	—	—	86.0
Libra Biosciences, Inc.[2,7]	—	—	—	—	—	100.0
Mandara Sciences, LLC[2,7]	—	—	—	—	98.3	—
Tal Medical, LLC.[2,7]	—	—	—	—	—	100.0
1In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned programs segment.
2Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4On October 18, 2024, the Group lost control over Seaport. On March 1, 2023, the Group lost control over Vedanta. On May 25, 2022, the Group lost control over Sonde. Seaport,
Vedanta and Sonde were deconsolidated from the Group’s financial statements, resulting in only the profits and losses generated by these entities through the deconsolidation date being included in the Group’s Consolidated Statement of Comprehensive Income/(Loss). See Notes 8. Gain/(loss) on Deconsolidation of Subsidiary,  5. Investments Held at Fair Value
and  6. Investments in Associates for further details about the accounting for the investments in these entities subsequent to deconsolidation.
5The Group's investments in Akili and Karuna were disposed of in 2024. The Group's investments in Vor were disposed of in 2025.
6See Notes 5. Investments Held at Fair Value for additional discussion on the Group's investment held in these entities.
7Inactive subsidiary dissolved in November 2024.
8On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code.
Change in Subsidiary Ownership and Loss of Control
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).

1.	Material Accounting Policies continued
Associates
As used in the Consolidated Financial Statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The
Group evaluates if it maintains significant influence over associates by assessing if the Group has the power to participate in the financial and operating policy decisions of the associate.
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
The Group has adopted the amendments to IAS 28 that addresses the dual application of IAS 28 and IFRS 9 when equity method losses are applied against long-term interests. The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the long-term interests presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at the balance sheet date.
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
Financial Instruments
Classification
The Group classifies its financial assets in the following measurement categories:
—Those to be measured subsequently at fair value either through other comprehensive income "FVOCI", or through profit or loss
"FVTPL", and
—Those to be measured at amortized cost.
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
Financial Assets
The Group’s financial assets consist of cash and cash equivalents, investments in debt securities, trade and other receivables, investments in notes from associates, restricted cash deposits and investments in equity securities. The Group’s financial assets are virtually all classified into the following categories: investments held at fair value, investments in notes from associates, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired.

1.	Material Accounting Policies continued
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
The investments in notes from associates, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss.
Cash and cash equivalents consist of demand deposits with banks and other financial institutions and highly liquid instruments with original maturities of three months or less at the date of purchase. Cash and cash equivalents are carried at cost, which approximates their fair value.
Short-term investments consist of short-term US treasury bills that are held to maturity. The contractual terms consist solely of payment of the principal and interest and the Group's business model is to hold the treasury bills to maturity. As such, such short-
term investments are recorded at amortized cost. As of the balance sheet date, amortized cost approximated the fair value of such short-term investments.
Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions.
When a trade receivable is determined to be uncollectible, it is written off against the available provision. As of the balance sheet date, the Group did not record any such expected lifetime losses related to the outstanding trade and other receivable balances.
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
1They include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavorable to the Group; and
2Where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.
To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the Group's shareholders' equity exclude amounts in relation to those shares.
Changes in the fair value of liabilities at FVTPL are recognized in net finance income/(costs) in the Consolidated Statement of
Comprehensive Income/(Loss) as applicable.
IFRS 15, Revenue from Contracts with Customers
The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied, and the control of goods or services is transferred.
The majority of the Group’s contract revenue is generated from licenses and services, some of which are part of collaboration arrangements.
Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, the Group has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations.

1.	Material Accounting Policies continued
The Group accounts for agreements that meet the definition of IFRS 15 by applying the following five step model:
—Identify the contract(s) with a customer – A contract with a customer exists when (i) the Group enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Group determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.
—Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Group, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract.
—Determine the transaction price – The transaction price is determined based on the consideration to which the Group will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration.
Variable consideration is included in the transaction price if, in the Group’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.
—Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
—Recognize revenue when (or as) the Group satisfies a performance obligation – The Group satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.
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
It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. Therefore, revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Group believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation.
Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time. Such licenses relate to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted.
Royalty revenue received in respect of licensing agreements when the license of intellectual property is the predominant item in the arrangement is recognized as the related third-party sales in the licensee occur.
Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Group classifies as non-
current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle.
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
Functional and Presentation Currency
The Consolidated Financial Statements are presented in United States dollars (“US dollars”). The functional currency of all members of the Group is the U.S. dollar. The Group's share in foreign exchange differences in associates were reported in other comprehensive income/(loss).

1.	Material Accounting Policies continued
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
Treasury Shares
Treasury shares acquired as a result of repurchasing shares are recognized at cost and are deducted from shareholders' equity.
No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Group's own equity shares.
The nominal value related to shares that are repurchased and cancelled are reduced from share capital and transferred to a capital redemption reserve.
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
An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non-financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statement of Comprehensive Income/(Loss).
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
Defined Contribution Plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the periods during which related services are rendered by employees.

1.	Material Accounting Policies continued
Share-based Payments
Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units – see below) in accordance with
IFRS 2. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
Certain restricted stock units are treated as liability settled awards as the Group has a historical practice of settling these awards in cash. Such awards are remeasured at every reporting date until settlement date and are recognized as compensation expense over the requisite service period. Differences in remeasurement are recognized in profit and loss. The cumulative cost that will ultimately be recognized in respect of these awards will equal to the amount at settlement.
The fair value of the awards is measured using option pricing models and other appropriate models, which take into account the terms and conditions of the awards granted.
Development Costs
Expenditures on research activities are recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). In
accordance with IAS 38, development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). As of the balance sheet date, the Group has not capitalized any development costs.
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
Leases
The Group’s leases are virtually all leases of real estate for use in operations. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. Right-of-use ("ROU") assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments.
The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for:
—Leases with a term of 12 months or less and containing no purchase options; and
—Leases where the underlying asset has a value of less than $5,000.
The right-of-use asset is depreciated on a straight-line basis and the related lease liability gives rise to an interest charge.
Finance Income and Finance Costs
Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Finance income is recognized as it is earned. Finance costs consist mainly of loan, notes and lease liability interest expenses, interest expense due to accretion of and adjustment to sale of future royalties liability as well as the changes in the fair value of financial liabilities carried at
FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decrease).
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
temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

1.	Material Accounting Policies continued
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
—Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
—Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly
(i.e. as prices) or indirectly (i.e. derived from prices).
—Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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
The Group has applied the IFRS Interpretations Committee ("Committee")'s agenda decision published by the International
Accounting Standards Board in July 2024, for the first time for its reporting period ended December 31, 2025. This Committee agenda decision clarifies certain requirements for disclosure of revenue and expenses for reporting segments under IFRS 8,
Operating Segments. The adoption of this Committee agenda decision did not have any impact on the amounts recognized or disclosed in prior and current periods.
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category.
The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
In May 2024, Amendments to IFRS 9 and IFRS 7, Targeted Improvements to Financial Instruments Standards, was issued to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG)
targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The standard is effective for annual reporting periods beginning on or after January 1, 2026, including interim financial statements, and requires prospective application. The Group does not expect these amendments to have a material impact on the Group's
Consolidated Financial Statements.
On July 18, 2024, IASB issued five standards as a result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 – First-time Adoption of International Financial Reporting Standards, IFRS 7 and
its accompanying Guidance on implementing IFRS 7, IFRS 9, IFRS 10 – Consolidated Financial Statements and IAS 7 – Statement of
Cash Flows. The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Group does not expect these amendments to have a material impact on the Group's
Consolidated Financial Statements.

3.	Revenue
Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2025 $	2024 $	2023 $
Contract revenue	4,659	4,315	750
Grant revenue	—	513	2,580
Total revenue	4,659	4,828	3,330
All amounts recorded in contract revenue were generated in the United States.
During the years ended December 31, 2025, and 2024 the Group recognized  $4,659 and $315, respectively in royalty revenue pursuant to a license agreement executed in 2011 with Karuna Therapeutics, Inc. ("Karuna"). Under the terms of the license agreement, Karuna and its acquirer Bristol Myers Squibb ("BMS") pays the Group a royalty that amounts to 3% of annual net sales of Cobenfy.
During the year ended December 31, 2024, the Group achieved and received a $4,000 milestone payment from BMS following the approval by the U.S. Food and Drug Administration ("FDA") to market KarXT as Cobenfy, pursuant to the license agreement discussed above. This milestone payment was recognized as contract revenue during the year ended December 31, 2024.
The Group’s contract related to contract revenue for the year ended December 31, 2023 was determined to have a single performance obligation which consisted of a deliverable of research and development services. For such contract, revenue was recognized over time based on the input method which the Group believes is a faithful depiction of the transfer of goods and services. Progress was measured based on costs incurred to date as compared to total projected costs. Payments for such contract were primarily made up-front on a periodic basis.
Disaggregated Revenue
The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition for the years ended December 31,	2025 $	2024 $	2023 $
Transferred at a point in time	4,659	4,315	—
Transferred over time	—	—	750
	4,659	4,315	750

Customers over 10% of revenue	2025 $	2024 $	2023 $
Customer A	—	—	750
Customer B	4,659	4,315	—
	4,659	4,315	750
Accounts receivable represent rights to consideration in exchange for services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivable do not bear interest and are recorded at the invoiced amount. Accounts receivable are included within trade and other receivables on the Consolidated
Statement of Financial Position. The accounts receivable related to contract revenue were $1,517 and $868 as of December 31, 2025 and 2024, respectively.

4.	Segment Information
Basis for Segmentation
The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined each of its Wholly-Owned programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned segment. Each of the Group’s
Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent Company and Other column in its segment footnote to reconcile the information in this footnote to the Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
Following is the description of the Group's reportable segments:
Wholly-Owned Segment
The Wholly-Owned segment is advancing Wholly-Owned programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.
Controlled Founded Entities Segment
The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31,
2025 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and have an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.
The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the Consolidated Financial Statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions, certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Seaport in 2024, and Vedanta in 2023) and accounting for the Group's holdings in
Founded Entities for which control has been lost, which primarily represent: the activity associated with deconsolidating an entity when the Group no longer controls the entity, the gain or loss on the Group's investments accounted for at fair value (e.g. the
Group's ownership stakes in Seaport, Vedanta, and Sonde) and the Group's net income or loss of associates accounted for using the equity method.
The term "Founded Entities" refers to entities which the Group incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Group’s wholly-owned subsidiaries which have been announced by the Group as Founded
Entities, Controlled Founded Entities and deconsolidated Founded Entities.
Changes within the Reportable Segments
There was no change to the reportable segments in 2025 or 2024, except for the changes to the composition of the reportable segments as described below.
In August 2025, the Group announced a new Founded Entity, Celea Therapeutics ("Celea") to advance our deupirfenidone (LYT-100)
program if external funding is secured. The financial results of this program, which is currently housed within PureTech LYT 100, Inc.
were included in the Wholly-Owned segment as of and for the year ended December 31, 2025. Upon raising dilutive third-party financing, the financial results of this program will be included in the Controlled Founded Entities segment or Parent and Other column depending on if the Group maintains control over this entity.
In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics "Seaport" and Gallop Oncology "Gallop") to
advance certain programs from the Wholly-Owned segment. The financial results of these programs were included in the Wholly-
Owned segment as of and for the year ended December 31, 2023.
Seaport was deconsolidated on October 18, 2024 upon the completion of its Series B preferred share financing. The financial results of Seaport through the date of deconsolidation are included within the Parent Company and Other column as of December 31,
2024. It is impracticable for the Group to recast its segment results for the year ended December 31, 2023 as the cost to develop the information would be excessive. However, as Seaport is a pre-commercial, clinical-stage biopharmaceutical company, it primarily performs research and development activities. Seaport incurred direct research and development expenses of $8,843 for the year ended December 31, 2023, which are included in the Wholly-Owned segment. Seaport incurred direct research and development expenses of $5,061 for the year ended December 31, 2024, prior to its deconsolidation from the Group’s Consolidated
Financial Statements.
As Gallop has not raised dilutive third-party financing as of December 31, 2025, the financial results of Gallop were included in the
Wholly-Owned segment as of and for the years ended December 31, 2025 and 2024.
As of December 31, 2024, Alivio was dormant and did not meet the definition of operating segment. Therefore, the financial results of Alivio were removed from the Wholly-Owned segment and are included in the Parent Company and Other column. The corresponding information for 2023 has been restated to include Alivio in the Parent Company and Other column so that the segment disclosures are presented on a comparable basis.

4.	Segment Information continued
The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue, operating loss as well as the funds available for each segment. The Board of Directors does not review any other information for purposes of assessing segment performance or allocating resources.

	For the year ended December 31, 2025
	Wholly-Owned Segment $	Controlled Founded Entities Segment $	Parent Company and Other $	Consolidated $
Contract revenue	—	—	4,659	4,659
Total revenue	—	—	4,659	4,659
General and administrative expenses	(11,401)	(120)	(35,097)	(46,618)
Research and development expenses	(55,900)	(701)	34	(56,567)
Total operating expenses	(67,301)	(821)	(35,063)	(103,185)
Operating income/(loss)	(67,301)	(821)	(30,405)	(98,527)
Income/(expenses) not allocated to segments
Other income/(expense):
Gain/(loss) on investment held at fair value				38,485
Realized gain/(loss) on sale of investments				375
Gain/(loss) on investment in notes from associates				(3,628)
Other income/(expense)				1,331
Total other income/(expense)				36,564
Net finance income/(costs)				(32,735)
Share of net income/(loss) of associates accounted for using the equity method				(17,928)
Gain on dilution of ownership interest in associate				1,699
Income/(loss) before taxes				(110,927)
	As of December 31, 2025
Available Funds
Cash and cash equivalents	6,361	116	245,993	252,470
Short-term Investments	—	—	24,829	24,829
Consolidated cash, cash equivalents and short-term investments	6,361	116	270,822	277,299

4.	Segment Information continued

	For the year ended December 31, 2024
	Wholly-Owned Segment $	Controlled Founded Entities Segment $	Parent Company and Other $	Consolidated $
Contract revenue	—	—	4,315	4,315
Grant revenue	513	—	—	513
Total revenue	513	—	4,315	4,828
General and administrative expenses	(8,888)	(173)	(62,408)	(71,469)
Research and development expenses	(56,849)	(672)	(11,933)	(69,454)
Total operating expenses	(65,737)	(845)	(74,341)	(140,923)
Operating income/(loss)	(65,224)	(845)	(70,026)	(136,095)
Income/(expenses) not allocated to segments
Other income/(expense):
Gain on deconsolidation				151,808
Gain/(loss) on investment held at fair value				(2,398)
Realized gain/(loss) on sale of investments				151
Gain/(loss) on investment in notes from associates				13,131
Other income/(expense)				961
Total other income/(expense)				163,652
Net finance income/(costs)				4,773
Share of net income/(loss) of associates accounted for using the equity method				(8,754)
Gain on dilution of ownership interest in associate				199
Income/(loss) before taxes				23,774
	As of December 31, 2024
Available Funds
Cash and cash equivalents	9,062	432	271,148	280,641
Short-term Investments	—	—	86,666	86,666
Consolidated cash, cash equivalents and short-term investments	9,062	432	357,814	367,307

	For the year ended December 31, 2023
	Wholly-Owned Segment $	Controlled Founded Entities Segment $	Parent Company and Other $	Consolidated $
Contract revenue	—	750	—	750
Grant revenue	270	—	2,310	2,580
Total revenue	270	750	2,310	3,330
General and administrative expenses	(13,203)	(562)	(39,530)	(53,295)
Research and development expenses	(87,069)	(672)	(8,494)	(96,235)
Total operating expenses	(100,272)	(1,233)	(48,024)	(149,530)
Operating income/(loss)	(100,002)	(483)	(45,714)	(146,199)
Income/(expenses) not allocated to segments
Other income/(expense):
Gain on deconsolidation				61,787
Gain/(loss) on investment held at fair value				77,945
Realized gain/(loss) on sale of investments				(122)
Gain/(loss) on investment in notes from associates				(27,630)
Other income/(expense)				(908)
Total other income/(expense)				111,072
Net finance income/(costs)				5,078
Share of net income/(loss) of associates accounted for using the equity method				(6,055)
Income/(loss) before taxes				(36,103)

5.	Investments Held at Fair Value
Investments held at fair value include both unlisted and listed securities held by the Group. These investments, which include interests in Seaport, Vedanta and Sonde along with other insignificant investments as of December 31, 2025, are initially measured at fair value, and are subsequently re-measured at fair value at each reporting date with changes in fair value recorded through profit and loss. See Note 19. Financial Instruments for information regarding the valuation of these instruments. Activities related to such investments during the periods are shown below:

	Balance under IFRS 9	Equity method loss recorded against LTI	Carrying Amount
Investments held at fair value	$	$	$
Balance as of January 1, 2024	317,841		317,841
Sale of Karuna shares	(292,672)		(292,672)
Investment in Seaport preferred shares - Seaport deconsolidation	179,248		179,248
Sale of Akili shares	(5,437)		(5,437)
Gain realized on sale of Karuna shares	151		151
Gain/(loss) – changes in fair value through profit and loss	(2,398)		(2,398)
Equity method losses recorded against LTI, net		(5,307)	(5,307)
Balance as of December 31, 2024	196,733	(5,307)	191,426
Sale of Vor Shares	(2,753)		(2,753)
Gain realized on sale of Vor shares	375		375
Investment in Vedanta preferred shares	888		888
Conversion of Vedanta note to preferred shares	2,836		2,836
Gain/(loss) – changes in fair value through profit and loss	38,485		38,485
Equity method losses recorded against LTI, net		(13,831)	(13,831)
Balance as of December 31, 2025	236,564	(19,138)	217,426
Seaport
On October 18, 2024, Seaport Therapeutics, Inc. ("Seaport") completed a Series B preferred share financing, which resulted in the
Group’s voting interest being below 50% and the Group losing control over Seaport Board of Directors. Consequently, the Group no longer had the power to direct the relevant Seaport activities. As a result, Seaport was deconsolidated on this date and its results of operations are included in the Consolidated Financial Statements through the date of deconsolidation. See Note 8. Gain/(loss) on
Deconsolidation of Subsidiary. Following deconsolidation, the Group still has significant influence in Seaport through its voting interest in Seaport and its remaining representation on Seaport's Board of Directors. Upon deconsolidation, the Group owns
950,000 of common stock, 40,000,000 of Series A-1 preferred stock, 8,421,052 of Series A-2 preferred stock, and 3,031,578 of Series B preferred stock. The common shares are subject to IAS 28 Investments in Associates and Joint Ventures due to the significant influence the Group retained and are accounted for under the equity method. See Note 6. Investments in Associates. The Group's preferred shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. As of December 31, 2025 and 2024, these preferred shares had a fair value of $236,003 and $177,288, respectively.
The fair value of the preferred shares is determined by management using a valuation model that utilizes both the market backsolve and probability-weighted expected return methods. The valuation of the investment is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, which have a significant effect on the valuation. The significant assumptions in the valuation include the estimated equity value of Seaport and the probability of Seaport entering into an initial public offering. See Note 19. Financial Instruments for valuation of these preferred shares.
During the year ended December 31, 2025 and 2024, the Group recognized a gain of $58,715 and a loss of $1,960 for the changes in the fair value of the investment in Seaport that was included in gain/(loss) on investments held at fair value within the Consolidated
Statement of Comprehensive Income/(Loss). For the year ended December 31, 2025, the increase in fair value of $58,715 was reduced by $19,138, which represented the excess equity method losses from the Group's investment in Seaport common stock.
The recognition of the $19,138 loss against the investment in Seaport's Preferred A-1, A-2 and B shares occurred because the
Group’s share of equity method losses from applying the equity method of accounting to its investment in Seaport’s common shares was greater than its equity method investment balance and because the Group’s investment in Seaport’s Preferred A-1, A-2 and B shares represents a long-term interest ("LTI"). The $19,138 loss was included in share of net income/(loss) of associates accounted for using the equity method within the Consolidated Statement of Comprehensive Income/(Loss) as it represented a portion of the
Group’s share of equity method losses from applying the equity method of accounting.

5.	Investments Held at Fair Value continued
Vedanta
2023
On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of
Directors and the Group lost control over the Vedanta Board of Directors and the power to direct the relevant Vedanta activities.
Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations were included in the Consolidated
Financial Statements through the date of deconsolidation. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
Following Vedanta's deconsolidation, the Group had significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors.
2025
On August 5, 2025, Vedanta completed a recapitalization of its capital structure. Vedanta issued new Series A convertible preferred shares to investors. The Group invested $888 in exchange for 1,477,692 shares of Series A convertible preferred stock. In addition, as part of the recapitalization, the Group’s secured convertible promissory note in the principal amount of $5,000 was converted into
10,129,586 shares of Vedanta Series A-1 convertible preferred shares and the Group’s existing investment in Vedanta’s convertible preferred shares was converted into 577,851 shares of Vedanta common stock. Following Vedanta's recapitalization, the Group's ownership interest was reduced to 5.1% and, thus, the Group no longer has significant influence over Vedanta's relevant activities.
The Group's investments in Vedanta convertible preferred shares prior to or after the 2025 recapitalization do not provide it with access to returns associated with a residual equity interest, and, as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. The Group's investments in Vedanta common stock is accounted for at fair value under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss.
During the years ended December 31, 2025, 2024 and 2023, the Group recognized losses of $14,335, $2,990, and $6,303, respectively, for the changes in the fair value of the investment in Vedanta that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta was $553 and $11,163 as of December 31, 2025 and 2024, respectively.
Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde.
Following deconsolidation, the Group still has significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. See Note 6.
Investments in Associates. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
The Group’s investment in Sonde’s Preferred A-2 and B shares represents a LTI. When the Group’s share of equity method losses from applying the equity method of accounting to its investment in Sonde’s Preferred A-1 shares is greater than its equity method investment balance, the additional loss is applied to the LTI. In accordance with IAS 28, IFRS 9 should be applied independently ignoring any prior equity method loss absorption. The prior year excess equity method losses absorbed by the LTI should be reversed if the LTI's fair value decreases.
During the year ended December 31, 2023, the Group recognized a loss of $994 for the changes in the fair value of the investment in
Sonde that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive
Income/(Loss).
As of December 31, 2024, the fair value of the Group’s investment in Sonde Preferred A-2 and B shares was $5,307 prior to applying the excess equity method losses from the investment in Sonde Preferred A-1 shares. After the excess equity method losses were applied, the balance of the investment in Sonde Preferred A-2 and B shares was $0. During the year ended December 31, 2024, the
Group recognized a loss of $5,102 for the changes in the fair value of its investment in Sonde's Preferred A-2 and B shares that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). In
addition, the Group also recognized a loss of $5,307 on its investment in Sonde’s Preferred A-2 and B shares because the Group’s share of equity method losses was greater than its equity method investment balance. The additional loss was included in share of net income/(loss) of associates accounted for using the equity method within the Consolidated Statement of Comprehensive
Income/(Loss).

5.	Investments Held at Fair Value continued
As of December 31, 2025, the fair value of the Group's investment in Sonde Preferred A-2 and B shares was $0, a fair value reduction of
$5,307 from December 31, 2024. Due to the decrease in the fair value of Sonde’s Preferred A-2 and B shares under IFRS 9, during the year ended December 31, 2025, the Group recognized the decrease in fair value within gain/(loss) on investments held at fair value in the
Consolidated Statement of Comprehensive Income/(Loss) and reversed $5,307 of equity method loss that had reduced the fair value of
Sonde’s Preferred A-2 and B shares in the prior year. The reversal of $5,307 was included in the Group’s share of net income/(loss) of associates accounted for using the equity method within the Consolidated Statement of Comprehensive Income/(Loss).
Vor
Vor was deconsolidated in February 2019 after its initial public offering.
As of December 31, 2024, the Group held 2,671,800 shares of Vor common stock with fair value of $2,966. On June 26, 2025, the
Group sold its remaining shares of Vor common stock at $1.03 per share for aggregate proceeds of $2,753 before income tax. As a result of this transaction, the Group recognized a gain of $375 which was included in realized gain/(loss) on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss). Therefore, the Group no longer holds any ownership interest in Vor.
During the years ended December 31, 2025, 2024 and 2023, the Group recognized losses of $588, $3,046, and $11,756, respectively, for the changes in the fair value of the investment that were included in gain/(loss) on investments held at fair value within the
Consolidated Statement of Comprehensive Income/(Loss).
Karuna
Karuna was deconsolidated in March 2019. During 2019, Karuna completed its initial public offering and the Group lost its significant influence in Karuna. The shares held in Karuna were accounted for as an investment held at fair value under IFRS 9.
2023
During the twelve months ended December 31, 2023, the Group sold 167,579 shares of Karuna common stock with aggregate proceeds of $33,309, net of transaction fees. As of December 31, 2023, the Group held 886,885 shares, or 2.3%, of the total outstanding Karuna common stock with a fair value of $280,708.
2024
In March 2024, Karuna common shares were acquired by Bristol Myers Squibb for $330 per share in accordance with the terms of a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of
$292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock. As a result, the Group no longer holds any ownership interest in Karuna.
During the years ended December 31, 2024 and 2023, the Group recognized gains of $11,813 and $107,079, respectively, for the changes in the fair value of the Karuna investment that were included in gain/(loss) on investments held at fair value within the
Consolidated Statement of Comprehensive Income/(Loss).
Akili
Akili was deconsolidated in 2018. At the time of deconsolidation, the Group did not hold common shares in Akili and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and changes to the fair value of the preferred shares were recorded through the Consolidated Statement of Comprehensive Income/(Loss), in accordance with IFRS 9.
On July 2, 2024, Akili was acquired by Virtual Therapeutics, and the Group received total proceeds of $5,437 before income taxes in exchange for its holding of 12,527,476 shares of Akili common stock. As a result, the Group no longer holds any ownership interest in Akili.
During the years ended December 31, 2024 and 2023, the Group recognized losses of $985, and $8,681, respectively, for the changes in the fair value of the investment in Akili that were included in gain/(loss) on investments held at fair value within the
Consolidated Statement of Comprehensive Income/(Loss).
Gelesis
Gelesis was deconsolidated in July 2019. On January 13, 2022, Gelesis completed its business combination with Capstar Special
Purpose Acquisition Corp ("Capstar"). Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis
Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. As the
Group had significant influence over Gelesis, the investment in Gelesis common shares was accounted for under the equity method.
Please refer to Note 6. Investments in Associates for information regarding the Group's investment in Gelesis as an associate.
In February and May 2023, as part of Gelesis' issuance of senior secured promissory notes to the Group, Gelesis also issued to the
Group (i) warrants to purchase 23,688,047 shares of Gelesis common stock with an exercise price of $0.2744 per share  (ii) warrants to purchase 192,307,692 shares of Gelesis common stock with an exercise price of $0.0182 per share and (iii) warrants to purchase
43,133,803 shares of Gelesis common stock with an exercise price of $0.0142 per share. These warrants expire five years after issuance and are collectively referred to as the Gelesis 2023 Warrants.
The Gelesis 2023 Warrants were recorded at their initial fair value of $1,121 and then subsequently re-measured to fair value with changes in fair value recorded through profit and loss.
As Gelesis ceased operations in October 2023, the fair value of the Gelesis 2023 Warrants was written down to $0 as of December
31, 2023. During the year ended December 31, 2023, the Group recognized a loss of $1,264 related to the change in the fair value of these warrants that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of
Comprehensive Income/(Loss).

6.	Investments in Associates
Gelesis (Boston, MA)
Gelesis was founded by the Group and was deconsolidated from the Group’s financial statements as of July 1, 2019. On January 13,
2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York
Stock Exchange under the ticker symbol "GLS" on January 14, 2022. As the Group had significant influence over Gelesis through its voting interest in Gelesis and representation on Gelesis' Board of Directors, the investment in Gelesis common shares was accounted for under the equity method as prescribed by IAS 28, Investments in Associates and Joint Ventures.
During the year ended December 31, 2023, the Group entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 7. Investment in Notes from Associates). The warrants to purchase shares of Gelesis common stock represented potential voting rights to the Group and it was therefore necessary to consider whether they were substantive. If these potential voting rights were substantive and the Group had the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Group would be required to consolidate
Gelesis under the accounting standards.
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
In May 2023, the Group obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May
Warrants were exercisable at the option of the Group and had an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Group would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of a merger agreement that the Group signed with Gelesis on June 12, 2023 (the "Merger Agreement")
and were no longer substantive.
On October 12, 2023, the Group terminated the Merger Agreement with Gelesis as certain closing conditions were not satisfied. In
October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the
United States Bankruptcy Code. A Chapter 7 trustee has been appointed by the Bankruptcy Court who has control over the assets and liabilities of Gelesis, effectively eliminating the authority and powers of the Board of Directors of Gelesis and its executive officers to act on behalf of Gelesis. The assets of Gelesis are in liquidation and Gelesis no longer has any officers or employees. The
Group ceased accounting for Gelesis as an equity method investment as it no longer has significant influence over Gelesis.
During the year ended December 31, 2023, the Group recorded $4,910 as its share in the losses of Gelesis, and the Group’s balance in this equity method investment was reduced to $0.
Sonde (Boston, MA)
Following the deconsolidation of Sonde in May 2022, the Group has significant influence in Sonde through its voting interest in
Sonde and its remaining representation on Sonde's Board of Directors. The Group's voting interest at the date of deconsolidation was 48.2% and remained at 40.2% subsequently. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such, provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method.
The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9, as investments held at fair value.
During the years ended December 31, 2025, 2024, and 2023, the Group recorded income of $5,307, loss of $8,492 and loss of $1,052, respectively, related to Sonde's equity method of accounting.
As of December 31, 2023, the equity method investment in Sonde had a balance of $3,185. The Group’s share in Sonde’s losses in
2024 exceeded the Group’s equity method investment in Sonde. As a result, the Group's equity method investment in Sonde was reduced to $0 as of December 31, 2024. Since the Group’s investment in Sonde’s Preferred A-2 and B shares represents a long-term interest, the Group recognized additional equity method losses, totaling $5,307, against its investment in Sonde's Preferred A-2 and
B shares (See Note 5. Investments Held at Fair Value), reducing the balance of the preferred share investment to $0 as of December
31, 2024.
During the year ended December 31, 2025, the Group recorded income of $5,307 within its share of net income/(loss) of associates accounted for using the equity method in the Consolidated Statement of Comprehensive Income/(Loss). This amount represents the reversal of previously recognized equity method losses that were applied against the Group’s Sonde’s Preferred A-2 and B investment. Due to the decrease in the fair value of Sonde’s Preferred A-2 and B shares under IFRS 9, during the year ended
December 31, 2025, the Group reversed the excess equity method losses that had been applied in prior periods to reduce the fair value of the Group’s investment in Sonde’s Preferred A-2 and B shares. See Note 5. Investments Held at Fair Value.
Since the Group did not incur legal or constructive obligations or made payments on behalf of Sonde, the Group stopped recognizing additional equity method losses since 2024. As of December 31, 2025 and  2024, unrecognized equity method losses amounted to $1,651 and $14,447.

6.	Investments in Associates continued
Seaport (Boston, MA)
On October 18, 2024, Seaport completed a Series B preferred share financing. As a result of this financing, the Group's voting interest was reduced below 50%, and the Group no longer controls Seaport's Board of Directors. Consequently, the Group lost control over Seaport, and as such, ceased to consolidate Seaport on the date the round of financing was completed. See Note 8.
Gain/(loss) on Deconsolidation of Subsidiary.
Following deconsolidation, the Group still has significant influence in Seaport through its voting interest and its remaining representation on Seaport's Board of Directors. The Group's voting interest as of the date of deconsolidation was 43.0% and remained at 42.9% subsequently. The Group holds both common shares and preferred shares in Seaport. The common shares are subject to IAS 28 Investments in Associates and Joint Ventures due to the Group's retained significant influence and are accounted for under the equity method. The preferred shares do not provide their shareholders with access to returns associated with a residual equity interest and as such, are accounted for under IFRS 9 as investments held at fair value.
The fair value of the common shares on the date of deconsolidation amounted to $2,461, which was the initial value of the equity method investment in Seaport. When applying the equity method, the Group records its share of the losses in Seaport based on its common share equity interest in Seaport, which was 12.4% and 13.1% as of December 31, 2025 and 2024, respectively.
During the year ended December 31, 2024, the Group recorded a loss of $262 related to Seaport’s equity method of accounting and a gain of $199 for the dilution of ownership interest. As of December 31, 2024, the Seaport equity method investment had a balance of $2,397.
During the year ended December 31, 2025, the Group’s share in Seaport’s losses amounted to $23,234 which exceeded the balance of Group’s equity method investment in Seaport. The Group recorded a loss of $4,096 related to Seaport’s equity method of accounting and a gain of $1,699 for the dilution of ownership interest. As a result, the Group's equity method investment in Seaport was reduced to $0 as of December 31, 2025. Since the Group’s investment in Seaport Preferred A-1, A-2 and B shares represents a long-term interest, the Group recognized additional equity method losses, totaling  $19,138 against the fair value of Seaport
Preferred A-1, A-2, and B shares.  See Note 5. Investments Held at Fair Value.
The following table provides summarized financial information for Seaport, the Group’s material associate for the years ended
December 31, 2025 and December 31, 2024. The information disclosed reflects the amounts presented in the financial statements of
Seaport and not the Group’s share of those amounts. The amounts have been amended to reflect adjustments made by the Group when using the equity method, including fair value adjustments and modifications for differences in accounting policies.

	As of December 31, 2025	As of December 31, 2024
Summarized statement of financial position	$	$
Current assets	222,944	310,151
Non-current assets	25,688	5,632
Current liabilities	(12,633)	(11,149)
Non-current liabilities	(564,576)	(460,996)
Equity awards issued to third parties	(12,425)	(2,042)
Other	(301)	—
Net assets/(liabilities)	(341,302)	(158,405)

Reconciliation to carrying amounts:
Opening net assets/(liabilities)	(158,405)	(156,414)
Profit/(loss) for the period	(182,897)	(1,991)
Closing net assets/(liabilities)	(341,302)	(158,405)

Group's share in %	12.4%	13.1%
Group's share of net assets (net deficit)	(42,300)	(20,764)
Unrecognized goodwill and intangibles	23,162	23,162
Equity method losses recorded against long-term interests	(19,138)	—
Carrying amount of Investment in associates	—	2,397
	For the year ended December 31,
Statement of comprehensive income/(loss)	2025	2024
Profit/(loss) from continuing operations (100%)	(182,897)	(1,991)
Profit/(loss) for the year	(182,897)	(1,991)
Total comprehensive income/(loss)	(182,897)	(1,991)
Group's share in gain (net losses)	(23,234)	(262)

6.	Investments in Associates continued
The following table summarizes the activities related to the investment in associates balance for the years ended December 31, 2025 and 2024.

Investment in Associates	$
Balance as of January 1, 2024	3,185
Investment in Seaport – deconsolidation	2,461
Gain on dilution of interest in associates	199
Share in gain/(loss) of associates	(8,754)
Share of losses recorded against long-term Interests (LTIs)	5,307
Balance as of December 31, 2024	2,397
Gain on dilution of interest in associates	1,699
Share in net gain/(loss) of associates – limited to net investment amount	(17,928)
Share of losses recorded against long-term Interests (LTIs)	13,831
Balance as of December 31, 2025	—

7.	Investment in Notes from Associates
Sonde
In July 2025, Sonde closed a bridge financing in the form of convertible promissory notes with its existing investors for total proceeds of $1,200, of which the Group invested $150. The notes are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. As of
December 31, 2025, the Group wrote down the convertible note to $0 and recognized a loss of $150 for the year ended December
31, 2025, which was included in gain/(loss) on investments in notes from associates in the Consolidated Statement of
Comprehensive Income/(Loss).
Gelesis
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
During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock for a total consideration of
$11,850. The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions). The initial fair value of the
Senior Notes and warrants was determined to be $10,729 and $1,121, respectively. The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not represent solely payments of principal and interest as the Senior Notes are convertible into Gelesis common stock.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Junior Note and the Senior Notes with the warrants was $0 as of December 31, 2023.
In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of Bankruptcy Court related legal and administrative costs. As of December 31, 2025 and 2024, these notes were determined to have a fair value of $11,417 and $11,381, respectively.
For the years ended December 31, 2025, 2024 and 2023, the Group recorded a gain of $36, a gain of $11,381 and a loss of $27,230, respectively, for the changes in the fair value of these notes, which were included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).

7.	Investment in Notes from Associates continued
Vedanta
On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carried an interest rate of 9% per annum. The debt had various conversion triggers, and the conversion price was established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt was not earlier converted or repaid, the entire outstanding amount of the convertible debt should be due and payable upon the earliest to occur of (a) the later of (x) November 1,
2025 and (y) the date which was sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor had been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation).
On August 5, 2025, Vedanta completed a recapitalization of its capital structure. See Note 5. Investments Held at Fair Value. The secured convertible promissory note held by the Group in the principal amount of $5,000 with a fair value of $2,836 was converted into 10,129,586 shares of Series A-1 preferred stock. As a result, the convertible promissory note is no longer outstanding as of
December 31, 2025.
Due to the terms of the convertible debt, the investment in such convertible debt was measured at fair value with changes in the fair value recorded through profit and loss. As of December 31, 2024, the Vedanta convertible debt was determined to have a fair value of $6,350. During the years ended December 31, 2025, 2024 and 2023, the Group recorded a loss of $3,514, a gain of $1,750 and a loss of $400, respectively, for the changes in the fair value of the Vedanta convertible debt, which were included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss).
The following is the activity in respect of investments in notes from associates during the period. The fair value of the notes from associates of $11,417 and $17,731 as of December 31, 2025 and December 31, 2024, respectively, is determined using unobservable
Level 3 inputs. See Note 19. Financial Instruments for additional information.

Investment in notes from associates	$
Balance as of January 1, 2024	4,600
Changes in the fair value of the notes	13,131
Balance as of December 31, 2024	17,731
Investment in Sonde convertible note	150
Conversion of Vedanta note to preferred shares	(2,836)
Changes in the fair value of the notes	(3,628)
Balance as of December 31, 2025	11,417
Investment in notes from associates, current	11,417
Investment in notes from associates, non-current	—

8.	Gain/(loss) on Deconsolidation of Subsidiary
Upon the Group losing control over a subsidiary, the assets and liabilities of the subsidiary are derecognized along with any related non-controlling interest. Any interest that the Group retains in the former subsidiary is measured at fair value when control is lost.
Any resulting gain or loss is included in gain/(loss) on deconsolidation of subsidiary in the Consolidated Statement of
Comprehensive Income/(Loss).
Vedanta
On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of
Directors, and the Group lost control over the Vedanta Board of Directors, which is the governance body that has the power to direct the relevant activities of Vedanta. Consequently, Vedanta was deconsolidated on March 1, 2023 from the Group’s
Consolidated Financial Statements. The results of Vedanta’s operations are included in the Group’s Consolidated Financial
Statements through the date of deconsolidation.
Following Vedanta's deconsolidation, the Group had significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. The convertible preferred shares in Vedanta the Group holds do not provide their holders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9,
Financial Instruments, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the
Group’s preferred share investment is categorized as a debt instrument that is presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20,456.
As of December 31, 2025 and December 31, 2024, the Group’s investment in Vedanta convertible preferred shares was held at fair value of $553 and $11,163, respectively, and categorized as Level 3 in the fair value hierarchy.
Seaport
On October 18, 2024, Seaport completed a Series B preferred share financing and amended its Voting Agreement to grant the
Series B preferred stockholders’ representation on Seaport’s Board of Directors. As a result of the Series B preferred share financing and the amendments to the Voting Agreement, the Group's voting interest was reduced below 50%, and the Group no longer controls Seaport’s Board of Directors, which is the governance body that has the power to direct the relevant activities of Seaport.
Therefore, the Group concluded that it lost control over Seaport, and Seaport was deconsolidated on October 18, 2024 from the
Group’s Consolidated Financial Statements. The results of Seaport’s operations are included in the Group’s Consolidated Financial
Statements through the date of deconsolidation.
Following deconsolidation, the Group has significant influence over Seaport through its voting interest in Seaport and its remaining representation on Seaport’s Board of Directors. The Group holds Preferred A-1, A-2 and B shares in addition to common shares. The common shares are accounted for under the equity method as prescribed by IAS 28, Investments in Associates and Joint Ventures.
The Preferred A-1, A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest, and, as such, are accounted for under IFRS 9, Financial Instruments, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-1, A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Seaport and recorded its aforementioned investment in Seaport at fair value. The deconsolidation resulted in a gain of $151,808.
As of December 31, 2025 and December 31, 2024, the Group’s investment in Seaport’s convertible preferred shares was held at fair value of $236,003 and $177,288, respectively, and categorized as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Group’s investment in the convertible preferred shares of Seaport and the sensitivity of the fair value measurement to changes to these significant unobservable inputs are disclosed in Note 19. Financial Instruments.

8.	Gain/(loss) on Deconsolidation of Subsidiary continued
The following table summarizes the assets, liabilities and non-controlling interest of Seaport and Vedanta derecognized from the
Group in the years ended December 31, 2024 and 2023, respectively.

	2024 $	2023 $
Assets, Liabilities and non-controlling interests in deconsolidated subsidiary	Seaport	Vedanta
Cash and cash equivalents	(91,570)	(13,784)
Trade and other receivables	(220)	(702)
Prepaid assets	(1,309)	(3,516)
Property and equipment, net	(175)	(8,092)
Right of use asset, net	—	(2,477)
Trade and other payables	6,102	15,078
Trade and other payables due to PureTech	3,370	139
Deferred revenue	—	1,902
Lease liabilities (including current portion)	—	4,146
Long-term loan (including current portion)	—	15,446
Subsidiary preferred shares and warrants	76,208	24,568
Other assets and liabilities, net	(475)	(462)
Sub-total (net assets)/liabilities	(8,070)	32,246
Derecognize carrying value of non-controlling interest	(7,430)	9,085
Recognize investment retained in deconsolidated subsidiary at fair value*	167,308	20,456
Calculated gain on deconsolidation	151,808	61,787
* Recognized investment in 2024 includes preferred shares held at fair value of $164,848 and common stock accounted for under the equity method with a fair value of $2,461.

9.	Operating Expenses
Total operating expenses were as follows:

For the years ended December 31,	2025 $	2024 $	2023 $
General and administrative	46,618	71,469	53,295
Research and development	56,567	69,454	96,235
Total operating expenses	103,185	140,923	149,530
The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ended December 31,	2025	2024	2023
General and administrative	35	39	40
Research and development	27	41	56
Total	62	80	96
The aggregate payroll costs of these persons were as follows:

	2025 $	2024 $	2023 $
For the years ended December 31,
General and administrative	22,616	40,559	24,586
Research and development	10,824	15,023	21,102
Total	33,440	55,581	45,688
Detailed operating expenses were as follows:

	2025 $	2024 $	2023 $
For the years ended December 31,
Salaries and wages	22,475	29,032	37,084
Healthcare and other benefits	1,707	2,203	2,599
Payroll taxes	1,035	1,496	1,590
Share-based payments	8,222	22,850	4,415
Total payroll costs	33,440	55,581	45,688
Amortization	1,764	1,764	1,979
Depreciation	1,585	1,807	2,955
Total amortization and depreciation expenses	3,348	3,571	4,933
Other general and administrative expenses	20,653	27,491	25,180
Other research and development expenses	45,743	54,280	73,729
Total other operating expenses	66,397	81,771	98,909
Total operating expenses	103,185	140,923	149,530
Please refer to Note 10 Share-based Payments for further disclosures related to share-based payments and Note 26. Related Parties
Transactions for management’s remuneration disclosures.

10.	Share-based Payments
Share-based payments include stock options and restricted stock units (“RSUs”). Expense for stock options and time-based RSUs is recognized based on the grant date fair value of these awards. Performance-based RSUs to executives are treated as liability awards and the related expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group's share-based payment expense for the years ended December 31, 2025, 2024 and 2023, was $8,222, $22,850, and
$4,415, respectively. The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	2025 $	2024 $	2023 $
General and administrative	6,893	21,993	3,185
Research and development	1,329	857	1,230
Total	8,222	22,850	4,415
The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (the “2015 PSP”). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10% of the total ordinary shares outstanding.
In June 2023, the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10% of the total ordinary shares outstanding over a five-year period.
The awards granted under these plans have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.
The share-based awards granted under these plans are generally equity-settled (see cash settlements below). As of December 31,
2025, the Group has issued 32,199,101 units of share-based awards under these plans.
RSUs
During the twelve months ended December 31, 2025 and 2024, the Group granted the following RSUs to certain non-executive
Directors, executives and employees:

Year ended December 31,	2025	2024
Time-based RSUs	4,855,916	4,388,116
Performance-based RSUs	1,494,919	1,822,151
Total RSUs	6,350,835	6,210,267
RSU activity for the years ended December 31, 2025, 2024 and 2023 is detailed as follows:

	Number of Shares/Units	Weighted Average Grant Date Fair Value (GBP) (*)
Outstanding (Non-vested) at January 1, 2023	6,090,780	1.74
RSUs Granted in Period	3,679,669	1.28
Vested	(716,029)	2.00
Forfeited	(1,880,274)	1.94
Outstanding (Non-vested) at December 31, 2023	7,174,146	1.10
RSUs Granted in Period	6,210,267	1.63
Vested	(1,347,729)	1.71
Forfeited	(3,057,962)	1.75
Outstanding (Non-vested) at December 31, 2024	8,978,722	1.29
RSUs Granted in Period	6,350,835	1.14
Vested	(3,184,023)	1.62
Forfeited	(2,757,344)	1.39
Outstanding (Non-vested) at December 31, 2025	9,388,190	1.20
*For liability awards - based on fair value at reporting date or settlement date.
Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.
RSUs granted to the non-executive directors and employees are time-based and equity-settled. The grant date fair value on such
RSUs is recognized over the vesting term.

10.	Share-based Payments continued
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
The RSUs to executives are treated as liability awards as the Group has a historical practice of settling these awards in cash, and as such adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as share-based compensation expense.
The Group recorded $5,713, $4,388, and $827, respectively, for the years ended December 31, 2025, 2024 and 2023 in respect of all restricted stock units, of which $1,127, $909, and $402, respectively, were in respect of liability settled share-based awards.
As of December 31, 2025, the carrying amount of the RSU liability awards was $3,044 with $1,827 current and $1,217 non-current, out of which $1,827 related to awards that have met all their performance and market conditions and were settled in March 2026. As of
December 31, 2024, the carrying amount of the RSU liability awards was $3,736 with $1,875 current and $1,861 non-current, out of which $1,875 related to awards that met all their performance and market conditions and were settled in February 2025.
Stock Options
Stock option activity for the years ended December 31, 2025, 2024 and 2023, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2023	17,793,881	2.31	8.03
Granted	3,120,975	2.22
Exercised	(534,034)	1.71		2.46
Forfeited and expired	(3,424,232)	2.40
Options Exercisable at December 31, 2023	9,065,830	2.19	6.01
Outstanding at December 31, 2023	16,956,590	2.29	7.20
Granted	2,665,875	1.87
Exercised	(412,729)	1.73		2.20
Forfeited and expired	(4,725,746)	2.24
Options Exercisable at December 31, 2024	9,534,400	2.33	4.45
Outstanding at December 31, 2024	14,483,990	2.25	5.87
Granted	381,000	1.24
Exercised	(65,000)	1.20		1.39
Forfeited and expired	(2,388,931)	2.41
Options Exercisable at December 31, 2025	9,690,271	2.28	4.87
Outstanding at December 31, 2025	12,411,059	2.19	5.62
The fair value of the stock options awarded by the Group was estimated on the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	2025	2024	2023
Expected volatility	45.18%	44.76%	43.69%
Expected term (in years)	6.16	6.16	6.16
Risk-free interest rate	3.81%	4.31%	4.04%
Expected dividend yield	—	—	—
Exercise price (GBP)	1.24	1.87	2.22
Underlying stock price (GBP)	1.24	1.87	2.22
Expected volatility is based on the Group’s historical volatility results.
These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2025, 2024 and 2023 of $0.80, $1.18 and $1.37, respectively.

10.	Share-based Payments continued
The Group incurred share-based payment expense for the stock options of $1,751, $1,092 and $3,310 for the years ended
December 31, 2025, 2024 and 2023, respectively.
For shares outstanding as of December 31, 2025, the range of exercise prices is detailed as follows:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	89,845	—	3.75
1.00 to 2.00	5,627,230	1.62	5.73
2.00 to 3.00	4,100,484	2.25	6.49
3.00 to 4.00	2,593,500	3.40	4.07
Total	12,411,059	2.19	5.62
Subsidiary Plans
For the years ended December 31, 2025, 2024 and 2023, the subsidiaries incurred share-based payment expense of $758, $17,372 and $277, respectively.
For the year ended December 31, 2025, Gallop recognized share-based payment expense of $758. The share-based payment expense for the year ended December 31, 2025 is related to 6,309,087 shares of restricted stock issued to Gallop executives under the Gallop 2025 Stock Option and Grant Plan  (the “Gallop Plan”) approved by the Gallop Board of Directors in September 2025.
These awards vest over 25 months and have weighted average grant date fair value of $0.46. As of December 31, 2025, all of these awards were unvested and outstanding.
The share-based payment expense for the year ended December 31, 2024 is primarily related to awards granted under the Seaport
2024 Equity Incentive Plan (the "Seaport Plan") approved by the Seaport Board of Directors in 2024. Seaport was deconsolidated from the Group's Consolidated Financial Statements as of October 18, 2024. See Note 8. Gain/(loss) on Deconsolidation of Subsidiary.
The options granted under the Seaport Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Seaport’s Board of Directors. The estimated grant date fair value of the equity awards is recognized as an expense over the awards’ vesting periods. See tables below for Seaport option-
related activities.
Before its deconsolidation on October 18, 2024, Seaport granted 7,200,000 shares of restricted stock awards and restricted stock units to certain officers and directors, of which 6,227,778 shares were fully vested as of the deconsolidation date. The fair value of these awards was measured on the date of grant at the estimated fair value of the Seaport common stock using the market backsolve and probability adjusted expected return model. See Note 19. Financial Instruments. The weighted average fair value of these awards was $0.97. As the substantial majority of these awards were fully vested as of the deconsolidation date, the stock-
based compensation expense for these awards was recognized in the Group’s Consolidated Statement of Comprehensive Income/
(Loss) for the year ended December 31, 2024.
Seaport also granted options to its employees, officers and directors in 2024. The fair value of the stock options awarded by Seaport was estimated on the grant date using the Black-Scholes option valuation model. The weighted average fair value of these awards was $0.92 and the weighted average exercise prices for the options was $1.28.
A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2025	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2025
Entrega	334,500	—	—	(87,500)	—	—	247,000

	Outstanding as of January 1, 2024	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2024
Entrega	344,500	—	—	(5,000)	(5,000)	—	334,500
Seaport	—	22,429,780	—	—	(29,018)	(22,400,762)	—

	Outstanding as of January 1, 2023	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2023
Entrega	344,500	—	—	—	—	—	344,500
Follica	2,776,120	—	—	(2,170,547)	(605,573)	—	—
Vedanta	1,824,576	—	—	(1,313)	(29,607)	(1,793,656)	—

10.	Share-based Payments continued
The weighted-average exercise prices, remaining contractual life and exercise price range for the options outstanding and exercisable as of December 31, 2025, were as follows:

Outstanding and exercisable at December 31, 2025	Number of options	Weighted- average exercise price $	Weighted- average contractual life outstanding	Exercise Price Range $
Entrega	247,000	1.85	2.41	0.02-2.36

11.	Finance Income/(Costs), net
The following table shows the breakdown of finance income and costs:

	2025 $	2024 $	2023 $
For the years ended December 31,
Finance income
Interest income from financial assets	13,048	22,669	16,012
Total finance income	13,048	22,669	16,012
Finance costs
Contractual interest expense on notes payable	(804)	(684)	(1,422)
Interest expense on other borrowings	—	—	(363)
Interest expense on lease liability	(1,065)	(1,295)	(1,544)
Gain on forgiveness of debt	—	273	—
Gain/(loss) on foreign currency exchange	(6)	(25)	(94)
Total finance costs – contractual	(1,876)	(1,731)	(3,424)
Gain/(loss) from changes in fair value of warrant liability	—	—	33
Gain/(loss) from changes in fair value of preferred shares	—	(8,108)	2,617
Total finance income/(costs) – fair value accounting	—	(8,108)	2,650
Total finance costs - non-cash interest expense related to sale of future royalties	(43,908)	(8,058)	(10,159)
Finance income/(costs), net	(32,735)	4,773	5,078

12.	Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.
Diluted earnings/(loss) per share is calculated by dividing the Group's net income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares.
Dilutive effects arise from equity-settled shares from the Group's share-based plans.
For the years ended December 31, 2025 and 2023, the Group incurred a net loss, and therefore, all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation in 2025 and 2023 amounted to 1,117,792 and 1,509,900 shares, respectively.
Earnings/(Loss) Attributable to Owners of the Group:

	2025		2024		2023
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Income/(loss) for the year, attributable to the owners of the Group	(109,739)	(109,739)	53,510	53,510	(65,697)	(65,697)
Weighted-Average Number of Ordinary Shares:

	2025		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	239,421,312	239,421,312	271,853,731	271,853,731	278,566,306	278,566,306
Effect of shares issued & treasury shares purchased	1,366,273	1,366,273	(17,397,423)	(17,397,423)	(2,263,773)	(2,263,773)
Effect of dilutive shares	—	—	—	1,571,612	—	—
Weighted average number of ordinary shares at December 31,	240,787,585	240,787,585	254,456,308	256,027,920	276,302,533	276,302,533
Earnings/(Loss) per Share:

	2025		2024		2023
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	(0.46)	(0.46)	0.21	0.21	(0.24)	(0.24)

13.	Property and Equipment

Cost	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2024	5,363	1,072	917	15,165	1	22,518
Additions, net of transfers	246	—	11	—	—	256
Disposals	(2,215)	—	(387)	—	(1)	(2,602)
Deconsolidation of subsidiaries	(246)	—	(11)	—	—	(256)
Balance as of December 31, 2024	3,148	1,072	530	15,165	—	19,916
Additions, net of transfers	—	6	—	—	—	6
Disposals	(1,313)	—	(266)	—	—	(1,578)
Balance as of December 31, 2025	1,836	1,078	264	15,165	—	18,343

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of January 1, 2024	(4,142)	(698)	(894)	(7,248)	—	(12,982)
Depreciation	(139)	(153)	(13)	(1,503)	—	(1,807)
Disposals/Impairment	1,485	—	376	—	—	1,861
Deconsolidation of subsidiaries	81	—	—	—	—	81
Balance as of December 31, 2024	(2,715)	(851)	(530)	(8,751)	—	(12,847)
Depreciation	—	(154)	—	(1,431)	—	(1,585)
Disposals/Impairment	1,025	—	266	—	—	1,291
Balance as of December 31, 2025	(1,691)	(1,005)	(264)	(10,181)	—	(13,141)

Property and Equipment, net	Laboratory and Manufacturing Equipment $	Furniture and Fixtures $	Computer Equipment and Software $	Leasehold Improvements $	Construction in process $	Total $
Balance as of December 31, 2024	433	221	—	6,414	—	7,069
Balance as of December 31, 2025	145	74	—	4,983	—	5,202
Depreciation of property and equipment is included in the general and administrative expenses and research and development expenses in the Consolidated Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $1,585,
$1,807 and $2,955 for the years ended December 31, 2025, 2024 and 2023, respectively.

14.	Intangible Assets
Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and activities of intangible assets is as follows:

Cost	Licenses $
Balance as of January 1, 2024	906
Write-off	(80)
Deconsolidation of subsidiary	(225)
Balance as of December 31, 2024	601
Balance as of December 31, 2025	601
All the intangible asset licenses represent in-process-research-and-development assets that are currently still being developed and not ready for their intended use. As such, these assets are not amortized but tested for impairment annually.
During the year ended December 31, 2024, the Group wrote off one of its research intangible assets for which research was ceased in the amount of $80.
During the year ended December 31, 2024, Seaport Therapeutics, Inc. was deconsolidated and as such, $225 in net intangible assets were derecognized.
The Group tested all intangible assets for impairment as of the balance sheet date and concluded that none of such assets were impaired.

15.	Other Financial Assets
Other financial assets consist primarily of restricted cash reserved as collateral against a letter of credit with a bank that is issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. The restricted cash was $1,596 and $1,642 as of December 31, 2025 and 2024, respectively.

16.	Equity
Total equity for the Group as of December 31, 2025, and 2024, was as follows:

	December 31, 2025 $	December 31, 2024 $
Equity
Share capital, £0.01 par value, issued and paid 257,927,489, as of December 31, 2025 and 2024	4,860	4,860
Share premium	290,262	290,262
Treasury shares, 16,243,451 and 18,506,177 as of December 31, 2025 and 2024, respectively	(41,154)	(46,864)
Merger reserve	138,506	138,506
Translation reserve	182	182
Other reserves	(3,352)	(4,726)
Retained earnings/(accumulated deficit)	(77,231)	32,486
Equity attributable to owners of the Group	312,073	414,707
Non-controlling interests	(6,397)	(6,774)
Total equity	305,676	407,933
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
On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each. The Group executed the Program in two equal tranches. It entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche and the simultaneous on-sale of such ordinary shares by Jefferies to the Group, subject to certain volume and price restrictions.
In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the
Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of stock options.
In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender
Offer"). The proposed Tender Offer was approved by shareholders at the Annual General Meeting of Stockholders held on June 6,
2024, to acquire a maximum number of 33,500,000 ordinary shares (including ordinary shares represented by American Depository
Shares (''ADSs'')) for a fixed price of 250 pence per ordinary share (equivalent to £25.00 per ADS) for a maximum aggregate amount of $100,000 excluding expenses.
The Tender Offer was completed on June 24, 2024. The Group repurchased 31,540,670 ordinary shares under the Tender Offer.
Following such repurchase, the Group cancelled these shares repurchased. As a result of the cancellation, the nominal value of
$600 related to the cancelled shares was reduced from share capital and transferred to a capital redemption reserve, increasing the capital redemption reserve balance to $600 which was included within other reserves in the Consolidated Statement of
Changes in Equity.
As of December 31, 2025 and December 31, 2024, the Group’s issued share capital was 257,927,489 shares, including 16,243,451 shares and 18,506,177 shares repurchased under the share repurchase program, and were held by the Group in treasury, respectively. The Group does not have a limited amount of authorized share capital.

17.	Subsidiary Preferred Shares
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the subsidiaries, that is not considered to be within the control of the subsidiaries. Therefore, these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such, the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the subsidiary preferred share liability is measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
In April 2024, Seaport closed a Series A-2 preferred share financing with aggregate proceeds of $100,100 of which $68,100 was from outside investors and $32,000 was from the Group. The $68,100 received from the outside investors was recorded as a subsidiary preferred share liability within the Group’s balance sheet. In October 2024, Seaport closed a Series B preferred share financing with aggregate proceeds of $226,000 of which $211,600 was from outside investors and $14,400 was from the Group. As a result of the
Series B preferred share financing, the Group lost control of Seaport, and the Group derecognized the assets, liabilities and non-
controlling interest in respect of Seaport from its Consolidated Financial Statements. See Note 8. Gain/(loss) on Deconsolidation of
Subsidiary. As such, the balance of subsidiary preferred share liability in Seaport was reduced to $0 upon deconsolidation.
The fair value of all subsidiary preferred shares as of December 31, 2025 and December 31, 2024 was $169.
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of outstanding subsidiary preferred shares shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of December 31, 2025 and December 31, 2024, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

	2025 $	2024 $
Balance as of December 31,
Entrega	2,216	2,216
Follica	6,405	6,405
Total minimum liquidation preference	8,621	8,621
For the years ended December 31, 2025 and 2024, the Group recognized the following changes in the value of subsidiary preferred shares:

	2025 $	2024 $

Balance as of January 1,	169	169
Issuance of Seaport preferred shares – financing cash flow	—	68,100
Increase in value of preferred shares measured at fair value – finance income	—	8,108
Deconsolidation of subsidiary - (Seaport)	—	(76,208)
Balance as of December 31,	169	169

18.	Sale of Future Royalties Liability
On March 4, 2011, the Group entered into a license agreement (the “License Agreement”) with Karuna, according to which the
Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any.
On March 22, 2023, the Group signed an agreement with Royalty Pharma (the "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments from Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to
Royalty Pharma up to an annual royalties threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-
refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones.
The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty
Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and milestones due to the Group under the License Agreement as revenue in its Consolidated Statement of Comprehensive Income/(Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Consolidated Statement of Financial Position. In
determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgment.
The acquisition of Karuna by Bristol Myers Squibb ("BMS"), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or the Royalty Purchase Agreement, each of which remains in full force and effect.
In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The
$100,000 liability, recorded at execution of the Royalty Purchase Agreement, is accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that are recognized in each reporting period.
Additional proceeds received from Royalty Pharma increase the Group’s financial liability. As royalty payments are made to Royalty
Pharma, the balance of the liability is effectively repaid over the life of the Royalty Purchase Agreement. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase
Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group periodically assesses the expected payments to, or proceeds from, Royalty Pharma. Any such changes in amount or timing of cash flows requires the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
On October 1, 2024, the Group received $25,000 from Royalty Pharma upon the FDA's approval for BMS to market KarXT as
Cobenfy. The Group paid Royalty Pharma $3,456 in 2025 for the royalties received from BMS for the sales of Cobenfy from the fourth quarter of 2024 through the third quarter of 2025. For the year ended December 31, 2025, the Group recognized $4,659 royalty revenue from BMS’ sale of Cobenfy. The royalties for the fourth quarter of 2025 was paid to Royalty Pharma in February 2026.
The following shows the activity in respect of the sale of future royalties liability:

Sale of future royalties liability $
Balance as of January 1, 2024	110,159
Payment from Royalty Pharma – regulatory milestone	25,000
Non-cash interest expense recognized	8,058
Balance as of December 31, 2024	143,217
Payments to Royalty Pharma	(3,456)
Non-cash interest expense recognized	43,908
Balance as of December 31, 2025	183,669
Sale of future royalties liability, current	13,247
Sale of future royalties liability, non-current	170,422

19.	Financial Instruments
The Group’s financial instruments consist of financial assets in the form of convertible notes, investment in shares, and financial liabilities, including notes and preferred shares. Many of these financial instruments are presented at fair value, with changes in fair value recorded through profit and loss.
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
At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of subsidiary preferred share liability, including embedded conversion rights that are not bifurcated, were determined using the following
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

19.	Financial Instruments continued
Subsidiary Preferred Share Liability
As of December 31, 2025 and December 31, 2024, the fair value of subsidiary preferred share liability was $169 and $169, respectively. See Note 17. Subsidiary Preferred Shares for the changes in the Group’s subsidiary preferred share liability measured at fair value, which are categorized as Level 3 in the fair value hierarchy. The changes in fair value of subsidiary preferred share liability are recorded in finance income/(costs) – fair value accounting in the Consolidated Statement of Comprehensive
Income/(Loss).
Investments Held at Fair Value
The Group has immaterial investments in listed entities on an active exchange, and as such, the fair value of these investments as of December 31, 2025 was calculated utilizing the quoted common share price, which is categorized as Level 1 in the fair value hierarchy.
Seaport, Vedanta and Sonde
As of December 31, 2025, the Group accounted for the following investments under IFRS 9 as investments held at fair value with changes in fair value through profit and loss: Seaport preferred shares, Vedanta preferred shares, and Sonde preferred A-2 and B shares. The valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2025, the Group recorded such investments at fair value and recognized a gain of $39,074 for the changes in fair value of the investments.
The following table summarizes the changes in all the Group’s investments held at fair value categorized as Level 3 in the fair value hierarchy:

Level 3 Investments held at fair value	Balance under IFRS 9 $	Equity method loss recorded against LTI $	Carrying Amount $
Balance as of January 1, 2024	24,872	—	24,872
Deconsolidation of Seaport - new investment in Seaport preferred shares	179,248	—	179,248
Gain/(loss) on changes in fair value	(10,361)	—	(10,361)
Equity method loss recorded against LTI	—	(5,307)	(5,307)
Balance as of December 31, 2024	193,758	(5,307)	188,452
Investment in Vedanta preferred shares	888	—	888
Conversion of Vedanta note to preferred shares	2,836	—	2,836
Gain/(loss) on changes in fair value	39,074	—	39,074
Equity method loss recorded against LTI, net	—	(13,831)	(13,831)
Balance as of December 31, 2025	236,557	(19,138)	217,419
The changes in fair value of investments held at fair value are recorded in gain/(loss) on investments held at fair value in the
Consolidated Statement of Comprehensive Income/(Loss).
As of December 31, 2025, the Group’s material investment held at fair value categorized as Level 3 in the fair value hierarchy included the preferred shares of Seaport with fair value of $236,003. The significant unobservable inputs used at December 31, 2025 in the fair value measurement of this investment and the sensitivity of the fair value measurement to changes in these significant unobservable inputs are summarized in the table below.

As of December 31, 2025	Investment Measured through Market Backsolve & PWERM
Unobservable Inputs	Input Value	Sensitivity Range	Fair Value Increase/ (Decrease) $
Equity Value	689,748	-10%	(24,667)
		+10%	24,634
Probability of entering into an initial public offering ("IPO")*	50%	-10%	(5,270)
		+10%	5,270
*Assumed the IPO event occurs on June 30, 2026.
The unobservable inputs outlined within the table above were used to determine the fair value of our investment in the convertible preferred shares of a private company as of December 31, 2025. Whilst the Group considers the methodologies and assumptions used in the fair value measurement to be supportable and reasonable based on a number of factors, including stage of development for underlying programs and market conditions, because of the inherent uncertainties associated with the valuation, the estimated value may differ significantly from the values that would have been used had a ready market for the investment existed. The fair value measurement of our investment in the convertible preferred shares will be updated at each reporting date.

19.	Financial Instruments continued
Investments in Notes from Associates
As of December 31, 2025 and 2024, the investment in notes from associates was $11,417 and $17,731, respectively. The balance as of December 31, 2025 represents the fair value of convertible promissory notes issued by Gelesis with a principal value of $26,850.
The balance as of December 31, 2024 represents the fair value of the aforementioned convertible debt issued by Gelesis as well as the convertible promissory note issued by Vedanta with a principal value of $5,000. The Vedanta convertible note was converted into shares of Vedanta Series A-1 preferred stock in August 2025. See Note 5. Investments Held at Fair Value. As a result, the Vedanta convertible promissory note is no longer outstanding.
During the year ended December 31, 2025, the Group recorded a loss of $3,628 for the changes in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/
(Loss). The loss was primarily driven by a decrease of $3,514 in the fair value of the Vedanta convertible note prior to its conversion.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined the fair value of the convertible promissory notes issued by
Gelesis to be $0 as of December 31, 2023. In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of legal and administrative costs incurred by the Bankruptcy Court. As of
December 31, 2025 and 2024, these notes were determined to have a fair value of $11,417 and $11,381, respectively.
The convertible debt issued by Vedanta was valued at the conversion date using a probability-weighted backsolve approach.
Fair Value Measurement and Classification
The fair value of financial instruments by category as of December 31, 2025 and 2024:

	2025
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	97,447	—	97,447	—	—	97,447
Investment in notes from associates	11,417	—	—	—	11,417	11,417
Investments held at fair value[3]	217,426	—	7	—	217,419	217,426
Total financial assets	326,290	—	97,454	—	228,836	326,290
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	3,044	—	—	3,044	3,044
Total financial liabilities	—	3,213	—	—	3,213	3,213
1.Excluded from the table above are short-term investments of $24,829 and cash equivalent of $124,538 that are classified at amortized cost as of December 31, 2025. The cost of these short-term investments and cash equivalent approximates current fair value.
2.Included within cash and cash equivalents.
3.The carrying amount of  $217,419 reflects the fair value of $236,557 as of December 31, 2025, net of $19,138 in equity method loss allocated to the long-term interest.

	2024
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[1]:
Money Markets[2]	181,716	—	181,716	—	—	181,716
Investment in notes from associates	17,731	—	—	—	17,731	17,731
Investments held at fair value[3]	191,426	—	2,974	—	188,452	191,426
Total financial assets	390,873	—	184,690	—	206,183	390,873
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	3,736	—	—	3,736	3,736
Total financial liabilities	—	3,905	—	—	3,905	3,905
1.Excluded from the table above are short-term investments of $86,666 and cash equivalent of $62,179 that are classified at amortized cost as of December 31, 2024. The cost of these short-term investments and cash equivalent approximates current fair value.
2.Included within cash and cash equivalents.
3.The carrying amount of $188,452 reflects the fair value of $193,758 as of December 31, 2024, net of $5,307 in equity method loss allocated to the long-term interest.

20.	Subsidiary Notes Payable
The subsidiary notes payable was comprised of loans as of December 31, 2025 and 2024 with a balance of $4,916 and $4,111, respectively. It also included convertible notes of $260 as of December 31, 2023. These instruments do not contain embedded derivatives, and therefore, are held at amortized cost.
Loans
In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by
Follica’s assets, including Follica’s intellectual property and bears interest at a rate of 5.0% in the interest only period and 12.0% in the repayment period.
Convertible Notes
The activities of the convertible notes were as follows:

	Knode $	Appeering $	Total $
Balance as of January 1, 2023	99	149	248
Accrued interest on convertible notes - finance costs	5	8	13
Balance as of December 31, 2023	104	156	260
Accrued interest on convertible notes - finance costs	5	7	12
Forgiveness of debt – entity dissolution – finance income	(109)	(164)	(273)
Balance as of December 31, 2024	—	—	—
In November 2024, the Group dissolved Knode and Appeering as they were no longer operational entities. As a result, the principal and interest on these notes outstanding were written off in full as of the dissolution date.

21.	Non-Controlling Interest
As of December 31, 2025 and 2024, non-controlling interests included Entrega and Follica. Ownership interests of the non-
controlling interests in these entities as of December 31, 2025 were 11.7%, and 19.9%, respectively. There was no change from
December 31, 2024, in the ownership interests of the non-controlling interests in these two entities.  Non-controlling interests include the amounts recorded for subsidiary stock awards. See Note 10 Share-based Payments.
For the year ended December 31, 2024, Seaport issued 950,000 shares of fully vested common stock to the Group and 3,450,000 shares of common stock to certain officers and directors, of which 2,455,555 shares were fully vested before Seaport's deconsolidation from the Group's Consolidated Financial Statements on October 18, 2024. Ownership interest of non-controlling interests was 61.3% immediately before Seaport's deconsolidation.
During the year ended December 31, 2023, Vedanta Biosciences, Inc was deconsolidated.  See Note 8. Gain/(loss) on
Deconsolidation of Subsidiary.

21.	Non-Controlling Interest continued
The following table summarizes the changes in the non-controlling ownership interest in subsidiaries:

Non-Controlling Interest $
Balance as of January 1, 2023	5,369
Share of comprehensive income/(loss)	(931)
Equity settled share-based payments	277
Expiration of share options in subsidiary	(1,458)
Deconsolidation of subsidiary (Vedanta)	(9,085)
Other	(6)
Balance as of December 31, 2023	(5,835)
Share of comprehensive income/(loss)	(25,728)
Equity settled share-based payments	17,372
Deconsolidation of subsidiary (Seaport)	7,430
Other	(13)
Balance as of December 31, 2024	(6,774)
Share of comprehensive income/(loss)	(345)
Equity settled share-based payments - See Note 10. Share-based Payments	758
Expiration of share options in subsidiary	(36)
Balance as of December 31, 2025	(6,397)

22.	Trade and Other Payables
Information regarding Trade and other payables was as follows:

Balance as of December 31,	2025 $	2024 $
Trade payables	3,070	5,522
Accrued expenses	18,273	18,705
Liability for share-based awards, short-term	1,827	1,875
Other	15	917
Total trade and other payables	23,185	27,020

23.	Leases and subleases
The activity related to the Group’s right of use asset and lease liability for the years ended December 31, 2025 and 2024 is as follows:

	Right of use asset, net
	2025 $	2024 $
Balance as of January 1,	8,061	9,825
Depreciation	(1,764)	(1,764)
Balance as of December 31,	6,297	8,061

23.	Leases and subleases continued

	Total lease liability
	2025 $	2024 $
Balance as of January 1,	18,250	21,644
Cash paid for rent - principal - financing cash flow	(3,579)	(3,394)
Cash paid for rent - interest - operating cash flow	(1,065)	(1,295)
Interest expense	1,065	1,295
Balance as of December 31,	14,671	18,250
Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the general and administrative expenses and research and development expenses line items in the Consolidated Statement of Comprehensive Income/(Loss).
The Group recorded depreciation expense of $1,764, $1,764 and $1,979 for the years ended December 31, 2025, 2024 and
2023, respectively.
The following table details the short-term and long-term portion of the lease liability as of December 31, 2025 and 2024:

	Total lease liability
	2025 $	2024 $
Short-term portion of lease liability	3,584	3,579
Long-term portion of lease liability	11,087	14,671
Total lease liability	14,671	18,250
The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

2025 $
Less than one year	4,419
One to two years	4,551
Two to three years	4,687
Three to four years	2,796
Four to five years	—
More than five years	—
Total undiscounted lease maturities	16,452
Interest	1,781
Total lease liability	14,671
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
On June 26, 2019, the Group executed a sublease agreement with Gelesis. The lease is for 9,446 rentable square feet located on the sixth floor of the Group’s former office at 501 Boylston Street, Boston, Massachusetts. The sublease expired on August 31, 2025, and was determined to be a finance lease. Gelesis ceased operations and filed for bankruptcy on October 30, 2023. As a result, the
Group wrote off its receivable in the lease of $1,266 in 2023.
On January 23, 2023, the Group executed a sublease agreement with Allonnia, LLC (“Allonnia”). The sublease was initially for approximately 11,000 rentable square feet located on the third floor of the 6 Tide Street building where the Group’s offices are currently located. Allonnia obtained possession of the premises on February 17, 2023 with a rent commencement date of May 17,
2023. The annual lease fee was $1,111 per year. The lease term was for two years from the rent commencement date, and Allonnia had the option to extend the sublease. In February 2024, Allonnia extended the lease term through May 31, 2026. The annual lease fee increased to $1,279 per year.  In May 2025, Allonnia extended the lease term through June 26, 2027. The average annual lease fee increased to $1,384 per year. The sublease was determined to be an operating lease, and as such, the total lease payments under the sublease agreement are recognized over the lease term on a straight-line basis.
Rental income recognized by the Group during the year ended December 31, 2025,  2024, and 2023 was $1,238,  $1,053, and
$781 respectively, which was included in the other income/(expense) line item in the Consolidated Statement of Comprehensive
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
The Group’s share capital is set out in Note 16. Equity.
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
The Group has exposure to the following risks arising from financial instruments:
Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade and other receivables. The Group held the following balances:

	2025 $	2024 $
Balance as of December 31,
Cash and cash equivalents	252,470	280,641
Short-term investments	24,829	86,666
Trade and other receivables	1,758	1,522
Total	279,057	368,828
The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the
Group believes are of high credit quality. Further, the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.
The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, and reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses due to the high credit quality or healthy financial conditions of these counterparties. As of December 31, 2025 and 2024, none of the trade and other receivables were impaired.
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
the funds are available on demand to provide optimal financial flexibility.
The table below summarizes the maturity profile of the Group’s financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2025 and 2024, based on contractual undiscounted payments:

Balance as of December 31,	2025
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Subsidiary notes payable (Note 20)	4,916	4,916	—	—	4,916
Trade and other payables (Note 22)	23,185	23,185	—	—	23,185
Tax liability (Note 27)	1,208	—	1,208	—	1,208
Subsidiary preferred shares (Note 17)[1]	169	169	—	—	169
Total	29,477	28,269	1,208	—	29,477

24.	Capital and Financial Risk Management continued

Balance as of December 31,	2024
	Carrying Amount $	Within Three Months $	Three to Twelve Months $	One to Five Years $	Total $ (*)
Subsidiary notes payable (Note 20)	4,111	4,111	—	—	4,111
Trade and other payables (Note 22)	27,020	27,020	—	—	27,020
Tax liability (Note 27)	75	75	—	—	75
Subsidiary preferred shares (Note 17)[1]	169	169	—	—	169
Total	31,375	31,375	—	—	31,375
1Redeemable only upon a liquidation or deemed liquidation event, as defined in the applicable shareholder documents.
*Does not include payments in respect of lease obligations nor payments on sale of future royalties liability. For the contractual future payments related to lease obligations, see Note
23. Leases and subleases. For contractual future payments related to sale of future royalties, see Note 18. Sale of Future Royalties Liability.
Interest Rate Sensitivity
As of December 31, 2025, the Group had cash and cash equivalents of $252,470, and short-term investments of $24,829. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore, the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.
Controlled Founded Entity Investments
The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is, however, exposed to a subsidiary preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 17. Subsidiary Preferred Shares, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders, and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through profit and loss and was insignificant as of
December 31, 2025. The Group’s cash position supports the business activities of the Controlled Founded Entities. Accordingly, the
Group views exposure to the third party subsidiary preferred share liability as low.
Deconsolidated Founded Entity Investments
The Group maintains certain debt or equity holdings in Founded Entities that are deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. The Group's exposure to investments held at fair value and investments in notes from associates was $217,426 and $11,417, respectively, as of December 31, 2025, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the initial investments. As of December 31, 2025, the investments in associates include
Sonde and Seaport, and the carrying amounts of the investments under the equity method were $0. Accordingly, the Group views the risk as low.
Equity Price Risk
As of December 31, 2024, the Group held 2,671,800 common shares of Vor with a fair value of $2,966. These common shares were sold in 2025. As of December 31, 2025, the Group held immaterial investments in listed entities on an active exchange. As such, the
Group views the exposure to equity price risk as low.
Foreign Exchange Risk
The Group maintains Consolidated Financial Statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income/(loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.
The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes.

25.	Commitments and Contingencies
The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalties on future sales. As of December 31, 2025, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses.
Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. Payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,121 and $7,121, respectively, as of December 31,
2025 and December 31, 2024. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.
The Group is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of December 31, 2025 and December 31, 2024, the noncancellable commitments in respect of such contracts amounted to approximately $4,308 and $8,395, respectively.
In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group's subsidiary based on purported terms of a contract between such individual and the Group. As of December 31, 2024, the Group recognized a provision of $900, which represented management's best estimate of the expected settlement related to the financial obligation associated with the lawsuit, considering the likelihood of settlement. During the year ended December 31, 2025, a settlement was reached, and payments in the amounts of
$850 and $89 were made in June 2025 and July 2025, respectively.
The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings in the years ended December
31, 2025 and 2024.

26.	Related Parties Transactions
Related Party Subleases
During 2019, the Group executed a sublease agreement with a related party, Gelesis. During 2023, the sublease receivable was written down to $0 as Gelesis ceased operations and filed for bankruptcy. The Group recorded $23 of interest income with respect to the sublease during the year ended December 31, 2023, which is presented within finance income in the Consolidated Statement of Comprehensive Income/(Loss).
Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including non-
executive directors and not including subsidiary directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

	2025 $	2024 $	2023 $
For the years ended December 31,
Short-term employee benefits	3,918	5,166	9,714
Post-employment benefits	76	61	41
Termination benefits	408	395	417
Share-based payment expense	2,174	2,540	599
Total	6,576	8,161	10,772
Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 10 Share-based Payments. As of December 31, 2025 and 2024, the payable due to the key management employees was $1,613, and $1,509, respectively.
In addition, the Group incurred remuneration expense for non-executive directors in the amounts of $673, $670 and $475 for the years ended December 31, 2025, 2024 and 2023, respectively. Also, the Group incurred $574, $501 and $373 of share-based compensation expense for such non-executive directors for the years ended December 31, 2025, 2024 and 2023, respectively.
During 2025, the Group entered into an agreement with a contract research, development, and manufacturing organization whose board chairperson is also a non-executive director of the Group. As of December 31, 2025, $210 was included in the Consolidated
Statement of Financial Position as an accounts payable to this related party, of which $58 was expensed during the year in connection with this related party agreement.
During the years ended December 31, 2025, 2024 and 2023, the Group incurred $46, $34, and $46 respectively, of expenses from other related parties.
Convertible Notes Issued to Directors
During the year ended December 31, 2024, the Group dissolved an inactive subsidiary, which held a convertible note issued to a related party. As a result of the entity's dissolution, the convertible note's outstanding balance on the day of dissolution was written down to $0 and a gain of $108 was recorded and included in finance income/ (costs) within the Consolidated Statement of Comprehensive Income/(Loss).

26.	Related Parties Transactions continued
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses as of December 31, 2025:

	Business name (share class)	Number of shares held as of December 31, 2025	Number of options held as of December 31, 2025	Number of RSUs held as of December 31, 2025	Ownership interest¹
Directors:
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.35%
Dr John LaMattina	Vedanta Biosciences (Common)	2,500	427,416	—	0.15%
	Seaport Therapeutics (Preferred B)[2]	21,052	—	—	0.01%
Michele Holcomb	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Sharon Barber-Lui	Seaport Therapeutics (Preferred B)	21,052	—	—	0.01%
Kiran Mazumdar-Shaw	Seaport Therapeutics (Preferred B)[3]	21,052	—	—	0.01%
Senior Managers:
Eric Elenko	Seaport Therapeutics (Common)	950,000	—	—	0.63%
1Ownership interests as of December 31, 2025 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans.
2Dr. John and Ms. Mary LaMattina hold 21,052 Series B preferred shares of Seaport Therapeutics.
3      Shares owned through Glentec International.
Directors and senior managers hold 7,522,370 ordinary shares and 3.1% voting rights of the Group as of December 31, 2025. This amount excludes options to purchase 422,221 ordinary shares. This amount also excludes 2,535,651 shares, which are issuable based on the terms of performance-based RSU awards granted to certain senior managers covering the financial years from 2023 to 2027, and 2,180,815 shares of time-based RSUs to senior managers, which vest primarily over 3 years. Such shares will be issued to such senior managers in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes. This amount also excludes 469,720 shares, which are issuable to non-executive directors immediately prior to the Group's 2026 Annual General Meeting of Stockholders, based on the terms of the RSU awards granted to non-executive directors in 2025.
During the year ended December 31, 2024, certain officers and directors participated in the Tender Offer. See Note 16. Equity for details on the program. Consequently, the Group repurchased a total of 767,533 ordinary shares at 250 pence per ordinary share from these related parties.
Other
See Note 7. Investment in Notes from Associates for details on the notes issued by Gelesis, Sonde, and Vedanta to the Group.
As of December 31, 2025, and 2024 the Group had receivables outstanding from Seaport in the amounts of $7, and  $408, respectively.

27.	Taxation
Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statement of
Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.
For the years ended December 31, 2025, 2024 and 2023, the Group filed a consolidated U.S. federal income tax return that included all subsidiaries in which the Group owned greater than 80% of the vote and value. For the years ended December 31, 2025, 2024 and 2023, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Group owned greater than 50% of the vote and value. The remaining subsidiaries file separate U.S. tax returns.

27.	Taxation continued
Amounts recognized in Consolidated Statement of Comprehensive Income/(Loss):

	2025 $	2024 $	2023 $
For the year ended December 31,
Income/(loss) for the year	(110,084)	27,782	(66,628)
Income tax expense/(benefit)	(842)	(4,008)	30,525
Income/(loss) before taxes	(110,927)	23,774	(36,103)
Recognized Income Tax Expense/(Benefit):

	2025 $	2024 $	2023 $
For the year ended December 31,
Federal - current	874	35,310	(2,246)
State - current	1,018	13,144	(46)
Total current income tax expense/(benefit)	1,892	48,454	(2,292)
Federal - deferred	(2,734)	(46,442)	29,294
State - deferred	—	(6,020)	3,523
Total deferred income tax expense/(benefit)	(2,734)	(52,462)	32,817
Total income tax expense/(benefit), recognized	(842)	(4,008)	30,525
The income tax expense/(benefit) was $(842), $(4,008) and $30,525 for the tax years ended December 31, 2025, 2024 and 2023, respectively.
The income tax benefit recognized in 2025 was primarily due to capital loss generated on the sale of the Vor Biopharma investment and general business tax credits, partially offset by the recognition of a reserve for uncertain tax positions related to a state audit.
The income tax benefit recognized in 2024 was primarily attributable to the recognition of a deferred tax asset, which was generated in 2024 from the sale of the Group’s investment in Akili common stock. This deferred tax asset was used to offset income generated from the sale of the Group’s investment in Karuna common shares, partially offset with state income tax expense.
Reconciliation of Effective Tax Rate
The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2025		2024		2023
For the year ended December 31,	$	%	$	%	$	%
US federal statutory rate	(23,295)	21.00	4,994	21.00	(7,573)	21.00
State taxes, net of federal effect	(5,664)	5.11	1,026	4.32	(3,974)	11.01
Tax credits	(1,772)	1.60	(2,517)	(10.59)	(9,167)	25.39
Stock-based compensation	777	(0.70)	2,123	8.93	589	(1.63)
Finance income/(costs) – fair value accounting	769	(0.69)	1,640	6.90	(556)	1.54
Loss with respect to associate for which no deferred tax asset is recognized	639	(0.58)	210	0.88	249	(0.69)
Revaluation of deferred due to rate change	(271)	0.24	(3,419)	(14.38)	—	—
Nondeductible compensation	505	(0.46)	1,534	6.45	872	(2.42)
Recognition of deferred tax assets and tax benefits not previously recognized	(962)	0.87	(12,396)	(52.14)	(433)	1.20
Unrecognized deferred tax asset	—	—	—	—	83,984	(232.63)
Deconsolidation of subsidiary	—	—	3,863	16.25	(17,506)	48.49
Cancellation of Debt Income	—	—	(987)	(4.15)	—	—
Current year losses and credits for which no deferred tax asset is recognized	27,288	(24.60)	—	—	—	—
Uncertain tax positions	1,208	(1.09)	—	—	—	—
Other	(66)	0.06	755	3.16	1,321	(3.65)
Worthless stock deduction	—	—	(833)	(3.50)	(17,281)	47.87
	(842)	0.76	(4,008)	(16.86)	30,525	(84.52)
The Group is also subject to taxation in the UK, but to date, no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).

27.	Taxation continued
Deferred Tax Assets and Liabilities
Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

	2025 $	2024 $
For the year ended December 31,
Operating tax losses	33,810	2,621
Tax credits	272	238
Share-based payments	5,989	6,206
Capitalized research & development expenditures	40,696	48,904
Lease liability	3,912	4,851
Sale of future royalties	53,321	42,406
Deferred tax assets	137,999	105,226
Investments held at fair value	(31,289)	(23,565)
Right of use assets	(1,679)	(2,143)
Property and equipment, net	(796)	(1,235)
Investment in associates	—	(637)
Other temporary differences	(2,198)	(1,900)
Deferred tax liabilities	(35,962)	(29,480)
Deferred tax assets (liabilities), net	102,037	75,746
Deferred tax assets (liabilities), net, not recognized	102,037	75,746
As of December 31, 2025, the Group does not have sufficient taxable temporary differences; has a history of losses; and does not believe it is probable future profits will be available to support the recognition of its deferred tax assets. The unrecognized deferred tax assets of $102,037 are primarily related to capitalized research & development expenditures, net operating loss carryforwards and deferred tax asset related to the sale of future royalties to Royalty Pharma.
Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2025 $		2024 $
For the year ended December 31,
	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Deductible temporary difference	254,843	67,955	274,227	72,887
Tax losses*	123,691	33,810	7,815	2,621
Tax credits	272	272	238	238
Total	378,806	102,037	282,280	75,746
*The gross amount in the table above represents federal tax losses; tax-effected amounts reflect both federal and state net operating losses. See the footnote disclosure below for details  on gross state tax net operating losses carryforwards.
Tax Losses and Tax Credits Carryforwards
Tax losses and tax credits for which no deferred tax asset was recognized are presented below:

Balance as of December 31,	2025 $		2024 $

	Gross Amount	Tax Effected	Gross Amount	Tax Effected
Tax losses expiring:
Within 10 years	2,382	593	1,537	416
More than 10 years	2,440	7,604	3,285	729
Available Indefinitely	118,870	25,613	2,993	1,476
Total*	123,691	33,810	7,815	2,621
Tax credits expiring:
Within 10 years	91	91	44	44
More than 10 years	181	181	194	194
Available indefinitely	—	—	—	—
Total	272	272	238	238
*The gross amount in the table above represents federal tax losses; tax-effected amounts reflect both federal and state net operating losses. See the footnote disclosure below for details on gross state tax net operating losses carryforwards.

27.	Taxation continued
The Group had U.S. federal net operating losses carry forwards (“NOLs”) of $123,691, $7,815 and $13,681 as of December 31, 2025,
2024 and 2023, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $118,870, which is not subject to expiration, and can be utilized up to 80% of annual taxable income. The Group had U.S. federal research and development tax credits of approximately $272, $238 and $1,396 as of December 31, 2025, 2024 and 2023, respectively, which are available to offset future taxes that expire at various dates through 2044. A portion of these federal NOLs and credits can only be used to offset the profits from the Group’s subsidiaries who file separate federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.
The Group had state net operating losses carry forwards (“NOLs”) of approximately $376,066, $125,322 and $111,446 for the years ended December 31, 2025, 2024 and 2023, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. These NOLs are subject to review and possible adjustment by state taxing authority.
Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under
Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Group has performed a Section 382 analysis through December 31, 2025. The results of this analysis concluded that certain net operating losses were subject to limitation under
Section 382 of the Internal Revenue Code. None of the Group’s net operating losses, which are subject to a Section 382 limitation, has been recognized in the financial statements.
Tax Balances
The tax related balances presented in the Consolidated Statement of Financial Position are as follows:

For the year ended December 31,	2025 $	2024 $
Income tax receivable – current	6,372	—
Tax liability – current	(1,208)	(75)
Uncertain Tax Positions
The Group has recorded an uncertain tax position reserve of approximately $1,208 as of December 31, 2025, inclusive of interest and penalties, related to a state audit. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

28.	Subsequent Events
The Group has evaluated subsequent events after December 31, 2025, up to the date of issuance, April 29, 2026, of the
Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these
Consolidated Financial Statements or notes thereto.